8/23


06017380

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uranium Participation Corporation

*CURRENT ADDRESS 595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

FILE NO. 82- 35023 FISCAL YEAR 3/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: CBS

DAT : 10/10/06

Uranium Participation Corporation
Annual Management Report of Fund Performance (February 28, 2006)

DISCLOSURE

The Canadian securities regulators have introduced new reporting requirements for investment funds which apply to Uranium Participation Corporation ("Uranium Corp" or the "Corporation"). The new reporting includes a management report of fund performance annually and semi-annually. As a result, shareholders now have the option of receiving management reports of fund performance and financial statements on an annual and semi-annual basis. The new reporting also includes quarterly portfolio disclosure at the end of Uranium Corp's first and third quarters. This disclosure can be found on Uranium Corp's website at www.uraniumparticipation.com, within the prescribed time periods.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This annual management report of fund performance contains financial highlights but does not contain the complete annual financial statements of Uranium Corp. You can get a copy of the annual financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com.

This Annual Management Report of Fund Performance is current as of April 19, 2006. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statement. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and, more recently, uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in, holds and sells physical uranium through its wholly-owned subsidiary, Uranium Participation Alberta Corp. (the "Subsidiary"). The Subsidiary was incorporated on May 4, 2005 under the Alberta Business Corporations Act. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" include the Subsidiary.

Uranium Corp is administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the corporation's investment policies and by-laws, please refer to the Company's Annual Information Form dated April 19, 2006 available on SEDAR at www.sedar.com.

INVESTMENT RISK

There are a number of factors that can affect Uranium Corp's business and the value of its securities, including the factors listed below. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since the majority of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the spot price of UF_6 may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the spot price of UF_6 may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's shares.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Corp may not be able to acquire additional uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Corp.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

All uranium owned by Uranium Corp is stored at licensed uranium conversion or enrichment facilities (collectively, "Facilities"). Under the Management Services Agreement, the Manager is required to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp will be funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Corp will be required to either generate cash from either the lending or the sale of uranium or the sale of additional equity securities, including the exercise of outstanding warrants. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, or that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund and an investment in its common shares is not redeemable. As Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Net Asset Value ("NAV")

The NAV per common share reported by Uranium Corp. is based on the spot price of uranium published by Ux Consulting Company LLC. Accordingly, NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

Market Price of Common Shares

The market price of the corporation's common shares is expected to be based on the NAV of Uranium Corp's assets. Uranium Corp cannot predict whether the common shares will trade above, at or below the NAV of Uranium Corp.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the common shareholders. Uranium Corp will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Regulatory and Taxation Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp. was incorporated on March 15, 2005 and commenced its business with its initial public offering on May 10 and May 19, 2005. For the period from commencement of business to February 28, 2006, the net asset value of the fund has increased from $4.81 per share [1] to $5.69 per common share representing an increase of 18.3%. Over a comparable time period, Uranium Corp's benchmark, the Toronto Stock Exchange S&P/TSX Composite Index, has increased by 23.1%.

As at February 28, 2006, Uranium Corp's total net assets were $175,010,000. Of this amount, net proceeds from financings for Uranium Corp contributed $158,782,000 with the balance of $16,228,000 coming from investment operations.

From incorporation date to February 28, 2006, the Corporation has raised gross proceeds of $164,508,000 through the completion of two equity issues and the exercise of a nominal amount of warrants associated with those issues. The first issue in May 2005 raised gross proceeds of $100,000,000 and consisted of the issue of 20,000,000 equity units. Each equity unit consisted of one common share and one-quarter of one warrant. Each whole warrant entitles the holder to purchase a common share at $6.25 until May 10, 2007. A subsequent issue in December 2005 raised gross proceeds of $64,500,000 and consisted of the issue of 10,750,000 common shares. After taking share issue costs into account and nominal warrant exercises, Uranium Corp raised approximately $155,544,000 of net cash proceeds from its equity issue offerings in fiscal 2006.

As at February 28, 2006, Uranium Corp has 30,751,325 common shares and 4,998,675 warrants issued and outstanding. The warrants represent a potential source of additional capital of over $31,241,000 if exercised.

In its investment portfolio, for the period ending February 28, 2006, Uranium Corp has taken physical delivery of 3,800,000 pounds of U_3O_8 at a total purchase cost of $139,569,000 or $36.73 per pound. At February 28, 2006, the fair value of this investment is $166,489,000 or $43.81 per pound. The fair value per pound reflects a U_3O_8 spot price of US$38.50 per pound converted to a Canadian currency equivalent using a foreign exchange rate of 1.1380.

As at February 28, 2006, Uranium Corp also has a purchase commitment for an additional 150,000 pounds of U_3O_8 at an estimated purchase cost of $5,927,000[3] or $39.51 per pound, delivered in April 2006. This commitment is not reflected in the investment portfolio at February

28, 2006. Taking the purchase commitment into account, Uranium Corp has invested approximately 88.4% of its gross cash proceeds from equity financings in uranium as at February 28, 2006.

Investment operation results for the period have been largely driven by after-tax unrealized gains associated with Uranium Corp's U_3O_8 holdings of $17,802,000 [(2)]. U_3O_8 spot prices rose from US$29.00 per pound on May 30, 2005 to US$38.50 per pound on February 27, 2006, an increase of 32.8%. The Canadian currency equivalent increase was 20.8% reflecting the impact of the appreciation of the Canadian dollar versus the U.S dollar over this time frame.

Investment operation expenses for the year were generally in line with the Manager's expectations with the exception of foreign exchange expenses of $1,766,000. The Board of Directors and the Manager have generally followed a practice of converting Canadian currency equity financing proceeds into U.S currency shortly after receipt in order to ensure that adequate U.S currency amounts are on hand to satisfy known U_3O_8 and UF_6 purchase commitments. As the Canadian dollar appreciated versus the U.S dollar during the year, Uranium Corp's U.S currency cash and cash equivalent holdings devalued in Canadian currency terms. This devaluation contributed in large part to the foreign exchange expense referenced above.

(1) Quoted amount represents the pro-forma net asset value per common share of Uranium Corp at May.10, 2005 taking into account only the financial results associated with the company's initial public offering (excluding the exercise of an over-allotment option on May.19, 2005 by the underwriters) and excluding all other activities up to that date. The pro-forma net asset value at May.10, 2005 was $86,634,000.

(2) After-tax unrealized gain of $17,802,000 reflects gross unrealized gains of $26,920,000 net of tax impacts of $9,118,000.

(3) The U.S currency commitments have been converted to Canadian currency equivalents using a foreign exchange rate of 1.1467 in effect at the transaction date.

RECENT DEVELOPMENTS

On March 27, 2006, Uranium Corp held a special meeting of shareholders at which shareholders approved three resolutions. First, the shareholders approved an amendment to Uranium Corp's by-laws to broaden its investment policy to permit it to invest in UF_6 in addition to U_3O_8. Second, the shareholders approved an amendment to Uranium Corp's by-law to permit it to lend U_3O_8 and UF_6 to third parties. Finally, the shareholders approved an amendment to the Management Services Agreement with its Manager to allow for additional payments to be made in connection with the Manager's efforts in arranging significant financings, other significant transactions and the on-going monitoring of such other significant transactions.

Information presented elsewhere in this Annual Management Report on Fund Performance has been updated to reflect the impact of these approved resolutions.

Subsequent to year end, Uranium Corp has entered into additional purchase commitments for 50,000 pounds of U_3O_8 at a purchase cost of $2,385,000[(1)] or $47.71 per pound and 100,000 KgU of UF_6 at an estimated purchase cost of $13,717,000[(2)] or $137.17per KgU. Deliveries under these commitments occurred in April 2006.

Uranium Corp has also entered into a credit agreement with the Manager for a revolving facility not to exceed $25,000,000 which was subsequently reduced to $10,000,000 in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on June 28, 2006 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 2%. Standby fees also apply at a rate of 1% of the committed facility amount. As at April 19, 2006, Uranium Corp has drawn and has outstanding $10,000,000 under the facility.

As at April 19, 2006, the spot price of U_3O_8 has risen to US$41.00 per pound from US$38.50 per pound on February 27, 2006.

(1) The U.S currency commitment has been converted to Canadian currency equivalents using the foreign exchange rate of 1.1534 in effect at the transaction date.

(2) U.S currency amount converted Canadian currency equivalents using the April 17, 2006 foreign exchange rate of 1.1453.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to the Management Services Agreement with the Manager and, as a result, Uranium Corp and the Manager are considered to be related parties. Under the terms of the agreement, as amended on March 27, 2006, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 (an "Initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board of Directors, for on-going monitoring or work associated with an Initiative.

Prior to the approval of the resolutions at the March 27, 2006 special meeting reference above, items c), d) and e) were not included in the Management Services Agreement.

The following transactions were incurred with related parties during the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Fees incurred with the Manager:	
Management fees	$ 423
General office and miscellaneous	34
Commissions on purchases of uranium (1)	2,063
Total fees incurred with related parties	$ 2,520

(1) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investments in uranium.

At February 28, 2006, accounts payable and accrued liabilities includes $62,000 of amounts due to the Manager with respect to the fees indicated above.

MANAGEMENT FEES

Under the terms of the Management Services Agreement, the Manager provides the following services to Uranium Corp in exchange for a management fee:

- accounting functions;
- public and investor relations services, excluding out-of-pocket expenses;
- the provision of officers to serve as Chief Executive Officer and Chief Financial Officer and other executive positions as may be required to manage the business of Uranium Corp;

- the preparation of reports to shareholders, regulatory filing materials and other reports to the Board as may be requested from time to time, excluding out-of-pocket expenses;
- the furnishing of office facilities, services and supplies and a registered address of business for the administration of Uranium Corp; and
- generally manage the business and affairs of Uranium Corp.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2006 [(1)]
Uranium Corp – Net asset value return	18.3%
Uranium Corp – Market value return	40.2%

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	Since Inception [(1)]
Uranium Corp – Net asset value return	18.3%
Uranium Corp – Market value return	40.2%
S&P / TSX Composite Index [(2)]	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp.'s investment portfolio consists of the following as at February 28, 2006:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	3,800,000 lbs	$ 139,569	$ 166,489
Average cost and market value per pound of U_3O_8:			
- In Canadian dollars		$ 36.73	$ 43.81
- In United States dollars		$ 30.75	$ 38.50

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand the Uranium Corp's financial performance for the last five reporting periods. This information is derived from the corporation's audited annual financial statements.

Net Asset Value per Unit

Common Shares – Basic and Diluted	February 2006 [1]
Net asset value, beginning of period [2]	$ 4.81
Increase (decrease) from operations:	
Interest	$ 0.03
Realized gains for the period	$ —
Unrealized gains for the period	$ 1.21
Total expenses before taxes	$ (0.13)
Income tax provision	$ (0.38)
Total increase (decrease) from operations [3]	$ 0.73
Net asset value, end of period	$ 5.69

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) Quoted amount represents the pro-forma net asset value per common share of Uranium Corp at May.10, 2005 taking into account only the financial results associated with the company's initial public offering (excluding the exercise of an over-allotment option on May 19, 2005 by the underwriters) and excluding all other activities up to that date. The pro-forma net asset value at May 10, 2005 was $86,634,000.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

Common Shares	February 2006 [1]
Total net assets, end of the period (000's)	$175,010
Number of common shares outstanding (000's)	30,751
Management expense ratio [2]	
Total expenses before taxes	2.38%
Income tax provision	7.26%
Portfolio turnover rate	Nil
Trading expense ratio [3]	1.75%
Closing market price per common share on the TSX	$ 7.29

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period of $117,806,000.

(3) Represents total commission expenses for the period over the average net asset value of the fund for the period of $117,806,000. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Uranium Participation Corporation



2006 ANNUAL REPORT

2006 Annual Report

Uranium Participation Corporation



Letter to Shareholders

I am pleased to report that since commencement of operations with the initial public offering which closed on May 10, 2005, Uranium Participation Corporation has enjoyed much success. The Company was created to invest in, hold and sell uranium oxide in concentrates (U_3O_8) with the primary objective of providing an investment alternative for individuals interested in holding U_3O_8.

For the period ending February 28, 2006, the Company has purchased and taken delivery of 3,800,000 pounds of U_3O_8 at a total purchase cost of $139,569,000 or $36.73 per pound. At February 28, 2006, the fair value of this investment is $166,489,000 or $43.81 per pound. The fair value per pound reflects a U_3O_8 spot price of US$38.50 per pound converted to a Canadian currency equivalent using a foreign exchange rate of 1.1380.

As at February 28, 2006, Uranium Corp also has a purchase commitment for an additional 150,000 pounds of U_3O_8 at an estimated purchase cost of $5,927,000 or $39.51 per pound, with delivery occurring in April 2006. Taking the purchase commitment into account, Uranium Corp has invested approximately 88.4% of its gross cash proceeds from equity financings in uranium.

Income for the period March 15, 2005 to February 28, 2006 was $27,581,000 consisting of $26,920,000 unrealized gain in the value of U_3O_8 and $661,000 in interest earned on invested cash. Expenses for the period totaled $11,353,000, which included an $8,549,000 provision for future income taxes related to the unrealized gain. Expenses also included a $1,766,000 foreign exchange loss due to the decline in the value of U.S. currency acquired and held for purchases of U_3O_8. The net increase in net assets was $16,228,000.

Market return on the Company's shares has also been excellent, with returns of over 40% from inception on May 10, 2006 to February 28, 2006.

The market acceptance of Uranium Participation Corporation has been has been very strong, allowing the Company to continue to raise equity as required to acquire available uranium. The initial public offering raised gross proceeds of $100 million with the issuance of 20 million units that sold at $5.00 per unit and consisted of one common share and one quarter of a two-year warrant exercisable at $6.25. In December, the Company's second equity issue raised gross proceeds of $64.5 million with the issuance of 10.75 million common shares at a price of $6.00 per share.

We recognize the importance of keeping operating costs as low as possible and, excluding income taxes and foreign exchange losses, these costs are well within expectations and total about $1,038,000 for the period.

Uranium spot prices as quoted by The Ux Consulting Company, LLC have risen steadily since May 10, 2005 and are currently quoted at US$41.00 compared to US$29.00 on May 10, 2005, an increase of over 41%. Market fundamentals appear to favour continued strong prices for some time. Because uranium is bought and sold in U.S. dollars and spot prices are quoted in U.S. dollars, currency conversion rates have had and will continue to have a large impact on our

investment results. Since May 10, 2005, the U.S. dollar exchange rate has fallen from 1.2372 to 1.1380 at February 28, 2006 partly offsetting the increased value of the U_3O_8 when converted to Canadian dollars.

With the continued tightening of the U_3O_8 market, the rapidly increasing public awareness of the uranium industry and the availability of uranium hexafluoride (UF_6), we believe that UF_6 represents an investment opportunity that would represent a suitable compliment to the Company's other principal asset base, U_3O_8. UF_6 is a separate commodity from U_3O_8, although its price will be greatly affected by the price of the U_3O_8 because U_3O_8 is required to produce UF_6. Once converted, 2.61285 pounds of U_3O_8 will produce 1 KgU as UF_6. The value of UF_6 (the "UF_6 Value") is obtained by adding (i) the spot price of U_3O_8 multiplied by 2.61285 and (ii) the spot conversion price of UF_6. The spot price of UF_6 (the "UF_6 Price") is published by Ux Consulting Company, LLC and it may be higher or lower that the UF_6 value depending on the variation in demand of its components. Currently UF_6 is trading at a small premium of less than US$1 above the UF_6 Value. At current prices of U_3O_8 and conversion, U_3O_8 constitutes nearly 90% of the UF_6 Value. Accordingly, any change in the UF_6 Price will largely be attributable to changes in the price of U_3O_8.

We are pleased that the shareholders supported and approved the recommendations of the management and directors of Uranium Participation Corporation. As a result, the Company now has the ability to acquire UF_6 and to lend UF_6 and U_3O_8 to third parties.

Our shareholders also approved amendments to the Management Services Agreement with Denison Mines Inc. to expand the compensation payable to Denison Mines Inc. to include financing, transaction fees for initiatives (such as lending) and ongoing monitoring fees on initiatives where warranted.

We look forward to both the continued escalation in the value of our assets and being able to take advantage of opportunities to increase our assets and the continued increase in the price of our common shares.



E. Peter Farmer
President
April 20, 2006

Uranium Participation Corporation
Annual Management Report of Fund Performance (February 28, 2006)

DISCLOSURE

The Canadian securities regulators have introduced new reporting requirements for investment funds which apply to Uranium Participation Corporation ("Uranium Corp" or the "Corporation"). The new reporting includes a management report of fund performance annually and semi-annually. As a result, shareholders now have the option of receiving management reports of fund performance and financial statements on an annual and semi-annual basis. The new reporting also includes quarterly portfolio disclosure at the end of Uranium Corp's first and third quarters. This disclosure can be found on Uranium Corp's website at www.uraniumparticipation.com, within the prescribed time periods.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This annual management report of fund performance contains financial highlights but does not contain the complete annual financial statements of Uranium Corp. You can get a copy of the annual financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com.

This Annual Management Report of Fund Performance is current as of April 19, 2006. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statement. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and, more recently, uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in, holds and sells physical uranium through its wholly-owned subsidiary, Uranium Participation Alberta Corp. (the "Subsidiary"). The Subsidiary was incorporated on May 4, 2005 under the Alberta Business Corporations Act. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" include the Subsidiary.

Uranium Corp is administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the corporation's investment policies and by-laws, please refer to the Company's Annual Information Form dated April 19, 2006 available on SEDAR at www.sedar.com.

INVESTMENT RISK

There are a number of factors that can affect Uranium Corp's business and the value of its securities, including the factors listed below. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since the majority of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the spot price of UF_6 may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the spot price of UF_6 may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's shares.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Corp may not be able to acquire additional uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Corp.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

All uranium owned by Uranium Corp is stored at licensed uranium conversion or enrichment facilities (collectively, "Facilities"). Under the Management Services Agreement, the Manager is required to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp will be funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Corp will be required to either generate cash from either the lending or the sale of uranium or the sale of additional equity securities, including the exercise of outstanding warrants. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, or that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund and an investment in its common shares is not redeemable. As Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Net Asset Value ("NAV")

The NAV per common share reported by Uranium Corp. is based on the spot price of uranium published by Ux Consulting Company LLC. Accordingly, NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

Market Price of Common Shares

The market price of the corporation's common shares is expected to be based on the NAV of Uranium Corp's assets. Uranium Corp cannot predict whether the common shares will trade above, at or below the NAV of Uranium Corp.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the common shareholders. Uranium Corp will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote such reasonable time as is required to properly fulfil their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Regulatory and Taxation Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp. was incorporated on March 15, 2005 and commenced its business with its initial public offering on May 10 and May 19, 2005. For the period from commencement of business to February 28, 2006, the net asset value of the fund has increased from $4.81 per share [(1)] to $5.69 per common share representing an increase of 18.3%. Over a comparable time period, Uranium Corp's benchmark, the Toronto Stock Exchange S&P/TSX Composite Index, has increased by 23.1%.

As at February 28, 2006, Uranium Corp's total net assets were $175,010,000. Of this amount, net proceeds from financings for Uranium Corp contributed $158,782,000 with the balance of $16,228,000 coming from investment operations.

From incorporation date to February 28, 2006, the Corporation has raised gross proceeds of $164,508,000 through the completion of two equity issues and the exercise of a nominal amount of warrants associated with those issues. The first issue in May 2005 raised gross proceeds of $100,000,000 and consisted of the issue of 20,000,000 equity units. Each equity unit consisted of one common share and one-quarter of one warrant. Each whole warrant entitles the holder to purchase a common share at $6.25 until May 10, 2007. A subsequent issue in December 2005 raised gross proceeds of $64,500,000 and consisted of the issue of 10,750,000 common shares. After taking share issue costs into account and nominal warrant exercises, Uranium Corp raised approximately $155,544,000 of net cash proceeds from its equity issue offerings in fiscal 2006.

As at February 28, 2006, Uranium Corp has 30,751,325 common shares and 4,998,675 warrants issued and outstanding. The warrants represent a potential source of additional capital of over $31,241,000 if exercised.

In its investment portfolio, for the period ending February 28, 2006, Uranium Corp has taken physical delivery of 3,800,000 pounds of U_3O_8 at a total purchase cost of $139,569,000 or $36.73 per pound. At February 28, 2006, the fair value of this investment is $166,489,000 or $43.81 per pound. The fair value per pound reflects a U_3O_8 spot price of US$38.50 per pound converted to a Canadian currency equivalent using a foreign exchange rate of 1.1380.

As at February 28, 2006, Uranium Corp also has a purchase commitment for an additional 150,000 pounds of U_3O_8 at an estimated purchase cost of $5,927,000[(3)] or $39.51 per pound, delivered in April 2006. This commitment is not reflected in the investment portfolio at February

28, 2006. Taking the purchase commitment into account, Uranium Corp has invested approximately 88.4% of its gross cash proceeds from equity financings in uranium as at February 28, 2006.

Investment operation results for the period have been largely driven by after-tax unrealized gains associated with Uranium Corp's U_3O_8 holdings of $17,802,000 [2]. U_3O_8 spot prices rose from US$29.00 per pound on May 30, 2005 to US$38.50 per pound on February 27, 2006, an increase of 32.8%. The Canadian currency equivalent increase was 20.8% reflecting the impact of the appreciation of the Canadian dollar versus the U.S dollar over this time frame.

Investment operation expenses for the year were generally in line with the Manager's expectations with the exception of foreign exchange expenses of $1,766,000. The Board of Directors and the Manager have generally followed a practice of converting Canadian currency equity financing proceeds into U.S currency shortly after receipt in order to ensure that adequate U.S currency amounts are on hand to satisfy known U_3O_8 and UF_6 purchase commitments. As the Canadian dollar appreciated versus the U.S dollar during the year, Uranium Corp's U.S currency cash and cash equivalent holdings devalued in Canadian currency terms. This devaluation contributed in large part to the foreign exchange expense referenced above.

(1) Quoted amount represents the pro-forma net asset value per common share of Uranium Corp at May.10, 2005 taking into account only the financial results associated with the company's initial public offering (excluding the exercise of an over-allotment option on May.19, 2005 by the underwriters) and excluding all other activities up to that date. The pro-forma net asset value at May.10, 2005 was $86,634,000.

(2) After-tax unrealized gain of $17,802,000 reflects gross unrealized gains of $26,920,000 net of tax impacts of $9,118,000.

(3) The U.S currency commitments have been converted to Canadian currency equivalents using a foreign exchange rate of 1.1467 in effect at the transaction date.

RECENT DEVELOPMENTS

On March 27, 2006, Uranium Corp held a special meeting of shareholders at which shareholders approved three resolutions. First, the shareholders approved an amendment to Uranium Corp's by-laws to broaden its investment policy to permit it to invest in UF_6 in addition to U_3O_8. Second, the shareholders approved an amendment to Uranium Corp's by-law to permit it to lend U_3O_8 and UF_6 to third parties. Finally, the shareholders approved an amendment to the Management Services Agreement with its Manager to allow for additional payments to be made in connection with the Manager's efforts in arranging significant financings, other significant transactions and the on-going monitoring of such other significant transactions.

Information presented elsewhere in this Annual Management Report on Fund Performance has been updated to reflect the impact of these approved resolutions.

Subsequent to year end, Uranium Corp has entered into additional purchase commitments for 50,000 pounds of U_3O_8 at a purchase cost of $2,385,000[1] or $47.71 per pound and 100,000 KgU of UF_6 at an estimated purchase cost of $13,717,000[1] or $137.17per KgU. Deliveries under these commitments occurred in April 2006.

Uranium Corp has also entered into a credit agreement with the Manager for a revolving facility not to exceed $25,000,000 which was subsequently reduced to $10,000,000 in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on June 28, 2006 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 2%. Standby fees also apply at a rate of 1% of the committed facility amount. As at April 19, 2006, Uranium Corp has drawn and has outstanding $10,000,000 under the facility.

As at April 19, 2006, the spot price of U_3O_8 has risen to US$41.00 per pound from US$38.50 per pound on February 27, 2006.

[1] The U.S currency commitment has been converted to Canadian currency equivalents using the foreign exchange rate of 1.1534 in effect at the transaction date.

[2] U.S currency amount converted Canadian currency equivalents using the April 17, 2006 foreign exchange rate of 1.1453.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to the Management Services Agreement with the Manager and, as a result, Uranium Corp and the Manager are considered to be related parties. Under the terms of the agreement, as amended on March 27, 2006, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 (an "Initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board of Directors, for on-going monitoring or work associated with an Initiative.

Prior to the approval of the resolutions at the March 27, 2006 special meeting reference above, items c), d) and e) were not included in the Management Services Agreement.

The following transactions were incurred with related parties during the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Fees incurred with the Manager:	
Management fees	$ 423
General office and miscellaneous	34
Commissions on purchases of uranium [1]	2,063
Total fees incurred with related parties	$ 2,520

[1] Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investments in uranium.

At February 28, 2006, accounts payable and accrued liabilities includes $62,000 of amounts due to the Manager with respect to the fees indicated above.

MANAGEMENT FEES

Under the terms of the Management Services Agreement, the Manager provides the following services to Uranium Corp in exchange for a management fee:

- accounting functions;
- public and investor relations services, excluding out-of-pocket expenses;
- the provision of officers to serve as Chief Executive Officer and Chief Financial Officer and other executive positions as may be required to manage the business of Uranium Corp;

- the preparation of reports to shareholders, regulatory filing materials and other reports to the Board as may be requested from time to time, excluding out-of-pocket expenses;
- the furnishing of office facilities, services and supplies and a registered addres of business for the administration of Uranium Corp; and
- generally manage the business and affairs of Uranium Corp.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2006 [1]
Uranium Corp – Net asset value return	18.3%
Uranium Corp – Market value return	40.2%

[1] Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	Since Inception [1]
Uranium Corp – Net asset value return	18.3%
Uranium Corp – Market value return	40.2%
S&P / TSX Composite Index [2]	23.1%

[1] Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

[2] The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp.'s investment portfolio consists of the following as at February 28, 2006:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	3,800,000 lbs	$ 139,569	$ 166,489
Average cost and market value per pound of U_3O_8:			
- In Canadian dollars		$ 36.73	$ 43.81
- In United States dollars		$ 30.75	$ 38.50

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand the Uranium Corp's financial performance for the last five reporting periods. This information is derived from the corporation's audited annual financial statements.

Net Asset Value per Unit

Common Shares – Basic and Diluted	February 2006 [(1)]
Net asset value, beginning of period [(2)]	$ 4.81
Increase (decrease) from operations:	
Interest	$ 0.03
Realized gains for the period	$ —
Unrealized gains for the period	$ 1.21
Total expenses before taxes	$ (0.13)
Income tax provision	$ (0.38)
Total increase (decrease) from operations [(3)]	$ 0.73
Net asset value, end of period	$ 5.69

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) Quoted amount represents the pro-forma net asset value per common share of Uranium Corp at May.10, 2005 taking into account only the financial results associated with the company's initial public offering (excluding the exercise of an over-allotment option on May 19, 2005 by the underwriters) and excluding all other activities up to that date. The pro-forma net asset value at May 10, 2005 was $86,634,000.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

Common Shares	February 2006 [1]
Total net assets, end of the period (000's)	$175,010
Number of common shares outstanding (000's)	30,751
Management expense ratio [2]	
Total expenses before taxes	2.38%
Income tax provision	7.26%
Portfolio turnover rate	Nil
Trading expense ratio [3]	1.75%
Closing market price per common share on the TSX	$ 7.29

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period of $117,806,000.

(3) Represents total commission expenses for the period over the average net asset value of the fund for the period of $117,806,000. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.





E. Peter Farmer
President
April 19, 2006

James R. Anderson
Chief Financial Officer

Auditors' Report

To The Shareholders of Uranium Participation Corporation,

We have audited the consolidated statement of net assets of Uranium Participation Corporation as at February 28, 2006 and the consolidated statements of operations, changes in net assets, cash flows and investment portfolio for the period March 15, 2005 to February 28, 2006. These financial statements are the responsibility of the management of Uranium Participation Corporation. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Uranium Participation Corporation as at February 28, 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Toronto, Canada
March 29, 2006 (April 19, 2006 with regard to Note 7)

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT FEBRUARY 28, 2006

(in thousands of Canadian dollars, except per share amounts)	
Assets	
Investments at market value (at cost-$139,569)	$ 166,489
Cash and cash equivalents	13,996
Sundry receivables and other assets	172
Future income taxes (note 3)	4,131
	$ 184,788
Liabilities	
Accounts payable and accrued liabilities	336
Income taxes payable	324
Future income taxes (note 3)	9,118
Net assets	$ 175,010
Net assets represented by:	
Common shares (note 4)	155,183
Warrants (note 4)	3,599
Retained earnings	16,228
	$ 175,010
Common shares:	
Issued and outstanding	30,751,325
Net asset value per common share	
Basic and diluted	$ 5.69

Commitments (note 6)

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION





Richard H. McCoy
Director

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Income	
Interest	$ 661
Unrealized gains on investments	26,920
	27,581
Operating expenses	
Management fees (note 5)	423
Storage fees	262
Audit fees	30
Directors fees	93
Legal and other professional fees	10
Shareholder information and other compliance	135
General office and miscellaneous	85
Foreign exchange loss	1,766
	2,804
Increase in net assets before income taxes	24,777
Income tax provision (note 3)	8,549
Increase in net assets after income taxes	16,228
Increase in net assets per common share (note 4)	
Basic and diluted	$ 0.73

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Net assets at beginning of period	$ –
Net proceeds from issue of units and shares, after tax	158,782
Increase in net assets after income taxes	16,228
Net assets at end of period	$175,010

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Operating Activities	
Increase in net assets after income taxes	$ 16,228
Adjustments for non-cash items:	
Unrealized gains on investments	(26,920)
Future income tax expense	8,225
Changes in non-cash working capital:	
Change in sundry receivables and other assets	(172)
Change in accounts payable and accrued liabilities	336
Change in income taxes payable	324
Net cash used in operating activities	(1,979)
Investing Activities	
Purchases of investments	(139,569)
Net cash used in investing activities	(139,569)
Financing Activities	
Common share and warrant issues net of pre-tax issue costs	155,544
Net cash generated by financing activities	155,544
Increase in cash and cash equivalents	13,996
Cash and cash equivalents - beginning of period	—
Cash and cash equivalents - end of period	$ 13,996

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2006

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	3,800,000 lbs	$ 139,569	$ 166,489
Average cost and market value per pound of U_3O_8:			
- In Canadian dollars		$ 36.73	$ 43.81
- In United States dollars		$ 30.75	$ 38.50

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium are accounted for on the date that title to the uranium passes to Uranium Corp and are converted to Canadian dollars on the rate of exchange prevailing on that date. Investment cost is determined using the average cost method.

Realized and unrealized gains or losses in uranium represent the difference between the fair value and average cost of uranium investments, in Canadian dollars. Uranium Corp does not separate out the impact on fair value from changes in foreign exchange rates but instead includes the amount in the realized and unrealized gains or losses in uranium.

(b) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting

period date used to value monetary assets and liabilities are reflected in the statement of income as a foreign exchange gain or loss.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand, balance with banks and highly liquid short-term investments in government or investment grade corporate debt. Short-term investments, together with accrued interest, approximates fair value.

(d) *Income Taxes Payable*

The Canadian large corporations tax on capital is classified as an income tax liability and is accordingly included in reported income tax liability and current tax expense amount within the income tax provision.

(e) *Future Income Taxes*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund trust and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Increase in net assets before income taxes	$ 24,777
Combined federal and Ontario provincial income tax rate	36.12%
Computed income tax expense	8,949
Large corporations tax in excess of surtax	212
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces	(612)
Provision for income taxes	$ 8,549
Provision for (recovery of) income taxes comprised of:	
Current tax expense	$ 324
Future tax expense	8,225
	$ 8,549

The components of the Company's future tax liability as at February 28, 2006 are as follows:

(in thousands of Canadian dollars)	
Future tax assets:	
Tax benefit of share issue costs	$ 2,590
Tax benefit of loss carryforwards	1,541
	$ 4,131
Less: valuation allowance	—
	$ 4,131
Future tax liabilities:	
Unrealized gain on investments	$ (9,118)
Future income tax liability - net	$ (4,987)

As at February 28, 2006, Uranium Corp has a net operating loss carry-forward of $4,265,000 which is scheduled to expire in February 2016.

4. COMMON STOCK, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Stock

The movement in common stock for the period March15, 2005 to February 28, 2006 is as follows:

(in thousands of Canadian dollars, except share numbers)	Shares	Dollars
Common stock – beginning of period	—	$ —
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	30,750,000	164,500
Less: Allocation of proceeds to issued warrants		(3,600)
Less: Issue costs		(8,964)
Add: Tax effect of issue costs		3,238
Warrant exercises		
Gross proceeds	1,325	8
Add: Fair value transfer from warrants		1
Common stock – end of period	30,751,325	$155,183

Common share financings

During May 2005, Uranium Corp issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $6.25 exercisable prior to May 10, 2007. Approximately $3,600,000 of the proceeds has been allocated as the value of the issued warrants.

During December 2005, Uranium Corp issued 10,750,000 shares at $6.00 per share for total gross proceeds of $64,500,000.

Warrants

The movement in the fair value allocated to warrants for the period March 15, 2005 to February 28, 2006 is as follows:

(in thousands of Canadian dollars, except warrant numbers)	Warrants	Dollars
Warrants – beginning of period	—	$ —
Warrants issued during the period		
May 2005 equity unit financing	5,000,000	3,600
Warrants exercised during the period		
May 2005 equity unit financing	(1,325)	(1)
Warrants – end of period	4,998,675	$ 3,599

The $3,600,000 allocation of fair value to the warrants was calculated using the Black-Scholes model using the following assumptions:

Dividend yield	- nil
Risk-free interest rate	- 4 %
Expected life of the warrants	- 2 years
Expected volatility factor of future expected market prices	- 35 %

As at February 28, 2006, the warrants are not dilutive to the net asset value of the fund. When the net asset value per common share of Uranium Corp exceeds $6.25, the warrants will have a dilutive impact.

Increase in Net Assets per Share

The calculation of the basic increase in net assets per common share is based on the weighted average number of shares outstanding of 22,239,774 for the period ending February 28, 2006.

The calculation of the diluted increase in net assets per common share is based on the weighted average number of shares outstanding of 22,287,305 for the period ending February 28, 2006.

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc. (the "Manager") and, Uranium Corp and the Manager are considered to be related parties. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

The following transactions were incurred with related parties during the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Fees incurred with the Manager:	
Management fees	$ 423
General office and miscellaneous	34
Commissions on purchases of uranium (1)	2,063
Total fees incurred with related parties	$ 2,520

(1) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investments in uranium.

At February 28, 2006, accounts payable and accrued liabilities includes $62,000 of amounts due to the Manager with respect to the fees indicated above.

6. COMMITMENTS

At February 28, 2006, the Manager has agreed to purchase, for and on behalf of Uranium Corp, and subject to certain conditions, 150,000 pounds of U_3O_8 on April 7, 2006. The total purchase commitment and average price amounts are shown below:

(in thousands of dollars, except per pound amounts)		
	US $	$ Cdn (1)
Total purchase commitments, including commissions:		
150,000 pounds of U_3O_8	$ 5,169	$ 5,927
	$ 5,169	$ 5,927
Average price per pound for U_3O_8 purchase commitments	$ 34.46	$ 39.51

(1) The purchase commitment amount has been translated to Canadian dollars using the April 7, 2006 closing foreign exchange rate of 1.1467.

7. SUBSEQUENT EVENTS

Subsequent to February 28, 2006, the Manager has agreed to purchase, for and on behalf of Uranium Corp, 50,000 pounds of U_3O_8 at US$40.75 per pound totaling US$2,037,500 (excluding commissions), for delivery on April 6, 2006.

The Manager has also committed to the purchase of 100,000 KgU of UF_6 at US$118.00 per KgU totaling US$11,800,000 (excluding commissions) for delivery April, 2006.

Uranium Corp has entered into a credit agreement with the Manager for a revolving facility not to exceed $25,000,000, subsequently reduced to $10,000,000, in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on June 28, 2006 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 2%. Standby fees also apply at a rate of 1% of the committed facility amount. As at April 19, 2006, Uranium Corp has drawn and has outstanding $10,000,000 under the facility.

BOARD OF DIRECTORS

Paul J. Bennett
President and Chief Executive Officer
Energus Resources Ltd.

Jeff Kennedy
Chief Financial Officer
Sprott Securities Inc.

Garth A. C. MacRae
Independent Financial Consultant

Richard H. McCoy
Chairman of the Board
Retired; Formerly Vice Chairman Investment Banking
TD Securities Inc.

OFFICERS

E. Peter Farmer
President

James R. Anderson
Chief Financial Officer

Donald C. Campbell
Vice President, Marketing

Sheila M. Colman
Corporate Secretary

MANAGER

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.denisonmines.com

OFFICE OF THE CORPORATION

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

Telephone: 416-979-1991
Facsimile: 416-979-5893

Website: www.uraniumparticipation.com

AUDITORS

PricewaterhouseCoopers LLP
Toronto

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Telephone:
Canada and U.S.: 1-800-564-6253
Overseas: 1-514-982-7555

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: U

Website: www.tsx.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the Shareholders of Uranium Participation Corporation will be held at The Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 25th day of May, 2006 at 10:30 a.m. (Eastern Time)

RECEIVED
2005 AUG 23 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

URANIUM PARTICIPATION CORPORATION

FINANCIAL STATEMENTS

AUGUST 31, 2005

These Financial Statements have not been subject to a review by the Company's Auditors

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS (Unaudited)

(in thousands of Canadian dollars)	As at August 31 2005
Net assets	
Investment in uranium oxide in concentrates – at market (Cost - $89,382)	$ 91,557
Cash and cash equivalents (note 3)	3,563
Sundry receivables and other assets	189
Future income taxes - net (note 4)	1,873
	$ 97,182
Accounts payable and accrued liabilities	457
Net assets	$ 96,725
Net assets represented by:	
Common shares (note 5)	92,714
Warrants (note 5)	3,600
Retained earnings	411
	$ 96,732
Common shares:	
Issued and outstanding	20,000,000
Net asset value per common share	
Basic and diluted	$ 4.84

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

(in thousands of Canadian dollars)	Year to date August 31, 2005 (1)
Income	
Unrealized gain of investment in uranium oxide in concentrates	$ 2,175
Interest	493
	2,668
Expenses	
Management fees (note 6)	183
Storage fees	89
Audit fees	25
Directors fees	34
Shareholder information and other compliance	52
General office and miscellaneous	9
Foreign exchange loss	1,627
	2,019
Earnings before income taxes	649
Income tax expense	
Current	38
Future	200
Net earnings	411
Earnings per common share (note 5)	
Basic and diluted	$ 0.02

(1) Period commenced with incorporation on March 15, 2005.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS (Unaudited)

(in thousands of Canadian dollars)	Year to date August 31, 2005 (1)
Net assets at beginning of period	$ –
Net proceeds from issue of units after tax	96,314
Net earnings	411
Net assets at end of period	$ 96,725

(1) Period commenced with incorporation on March 15, 2005.

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(in thousands of Canadian dollars)	Year to date August 31, 2005 [1]
Operating Activities	
Net earnings after income taxes	$ 411
Adjustments for non-cash items:	
Unrealized gain of investment in uranium oxide in concentrates	(2,175)
Future income tax expense	200
Changes in non-cash working capital:	
Change in sundry receivables and other assets	(189)
Change in accounts payable and accrued liabilities	457
Net cash used in operating activities	(1,296)
Investing Activities	
Purchases of investments in uranium oxide in concentrates	(89,382)
Net cash used in investing activities	(89,382)
Financing Activities	
Common share and warrant issues net of pre-tax issue costs	94,241
Net cash generated by financing activities	94,241
Increase in cash and cash equivalents	3,563
Cash and cash equivalents - beginning of period	-
Cash and cash equivalents - end of period	$ 3,563

(1) Period commenced with incorporation on March 15, 2005.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO (Unaudited)

(in thousands of Canadian dollars, except pound amounts)	As at August 31, 2005		
	Pounds	Cost	Market
Investment in uranium oxide in concentrates	2,550,000	$ 89,382	$ 91,557
Per pound values:			
- In Canadian dollars		$ 35.05	$ 35.90
- In United States dollars		$ 28.78	$ 30.20

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) with the primary investment objective of achieving appreciation in the value of U_3O_8 holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Interim financial statements do not include all information required by GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Significant Accounting Policies

(a) Investment in Uranium Oxide in Concentrates (U_3O_8)

Investments in U_3O_8 are valued at fair value based on the spot price for U_3O_8 published by Ux Consulting Company, LLC translated to Canadian dollars using the month end foreign exchange rate. Unrealized gains or losses in U_3O_8 represent the difference between the fair value and average cost of U_3O_8 purchases, in Canadian dollars, and is recorded in the statement of operations in accordance with CICA Accounting Guideline 18, Investment Companies.

(b) Foreign Exchange Translation

United States dollar investments are translated to Canadian dollars at the rate of exchange prevailing at the transaction date. Any differences between the period end rate of exchange and the rate of exchange prevailing at the time the investments were acquired is recorded in the statement of income as foreign exchange gain or loss. Expenses incurred in United States dollars are translated at the rates of exchange prevailing when the transaction occurred.

(c) Future Income Taxes

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary timing differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. The Canadian large corporations tax on capital is included in the provision for income taxes within current tax expense.

3. CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance consists of:

(in thousands of Canadian dollars)	August 2005
Cash	$ 14
Cash equivalents	3,549
	$ 3,563

4. INCOME TAXES

Uranium Corp operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense (benefit) included in the consolidated statement of operations for the year to date period ending August 31, 2005:

(in thousands of Canadian dollars)	August 2005
Earnings before income taxes	$ 649
Combined federal and Ontario provincial income tax rate	36.12%
Computed income tax expense	234
Large corporations tax in excess of surtax	38
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces	(34)
Provision for income taxes	$ 238
Provision for (recovery of) income taxes comprised of:	
Current tax expense	$ 38
Future tax expense	200
	$ 238

The components of the Company's future tax asset (liability) are as follows:

(in thousands of Canadian dollars)	August 2005
Future tax assets:	
Tax benefit of share issue costs	$ 2,073
Tax benefit of loss carryforwards	537
	$ 2,610
Less: valuation allowance	-
	$ 2,610
Future tax liabilities:	
Unrealized gain of investment in U_3O_8	(737)
Future income taxes - net	$ 1,873

5. COMMON STOCK, WARRANTS AND EARNINGS PER SHARE

Common Stock

The movement in common stock for the period March15 to August 31, 2005 is as follows:

(in thousands of Canadian dollars, except share numbers)	August 2005	
	Shares	$
Common stock – beginning of period	-	$ -
Gross proceeds from issue of equity units during the period	20,000,000	100,000
Less: Gross equity unit issue costs		(5,759)
Add: Tax effect of unit issue costs		2,073
Less: Allocation of proceeds to issued warrants		(3,600)
Common stock – end of period	20,000,000	$ 92,714

Common share financings

During the period, Uranium Corp issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant to purchase one common share at $6.25 exercisable prior to May 10, 2007. The pre-tax net proceeds, after issue costs, was $94,241,000. Approximately $3,600,000 of the proceeds has been allocated as the value of the issued warrants.

Warrants

The movement in warrants for the period March 15, 2005 to August 31, 2005 is as follows:

(in thousands of Canadian dollars, except warrant numbers)	August 2005	
	Warrants	$
Warrants – beginning of period	-	$ -
Warrants issued during the period		
May 2005 equity unit financing	5,000,000	3,600
Warrants – end of period	5,000,000	$ 3,600

The $3,600,000 allocation of fair value to the warrants was calculated using the Black-Scholes model using the following assumptions:

Dividend yield	- nil
Risk-free interest rate	- 4 %
Expected life of the warrants	- 2 years
Expected volatility factor of future expected market prices	- 35 %

Earnings Per Share

The calculation of basic earnings per share is based on the weighed average number of shares outstanding during the period March 15 to August 31, 2005 which is 20,000,000.

6. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc. (the "Manager") and as a result, Uranium Corp and the Manager are considered to be related parties. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors;

and b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of up to 0.3% per annum based upon Uranium Corp's net asset value in excess of $100,000,000.

The following transactions were incurred with related parties during the period March 15, 2005 to August 31, 2005:

(in thousands of Canadian dollars)	Year to date August 31, 2005 [1]
Fees incurred with the Manager:	
Management fees	$ 167
General office and miscellaneous	5
Commissions on purchase of U_3O_8 [2]	1,321
Total fees incurred with related parties	$ 1,493

(1) Period commenced with incorporation on March 15, 2005.
(2) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investment in U_3O_8.

At August 31, 2005, accounts payable and accrued liabilities includes $265,000 of amounts due to the Manager with respect to the fees indicated above.

Uranium Participation Corporation
Interim Management Report of Fund Performance
August 31, 2005

This interim management report of fund performance contains financial highlights but does not contain the complete interim financial statements of the investment company. This report should be read in conjunction with the interim financial statements of Uranium Participation Corporation as at and for the interim period ended August 31, 2005 which, if not attached, are available by contacting the Manager, Denison Mines Inc. by telephone at 416-979-1991 or in writing at 595 Bay Street, Suite 402, Toronto, ON, M5G 2C2 or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com.

Uranium Participation Corporation ("Uranium Corp.") is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Corp is administered by its board of directors and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement.

Investment Objectives and Strategy

Uranium Corp. is an investment holding entity created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. Uranium Corp provides an investment alternative for investors interested in investing directly in U_3O_8. The corporation's common shares represent an indirect interest in physical U_3O_8 owned by Uranium Corp.

The strategy of Uranium Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in U_3O_8 in a manner that does not directly include risks associated with investments in companies that explore for, mine and process uranium.

Investment Risk

Uranium Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the common shares are factors which affect the price of U_3O_8.

Uranium Corp. does not engage in any hedging activities involving its U_3O_8, so the value of its common shares and warrants will depend upon, and typically fluctuate with, fluctuations in the price of its U_3O_8.

The market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining, and may be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies; interest rates; and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

Results of Operations

Uranium Corp. was incorporated on March 15, 2005. On May 10, 2005, Uranium Corp. completed an initial public offering totaling $90,000,000 and, on May 19, 2005, completed a further issue of $10,000,000 resulting from an over allotment option granted to the underwriters. In total 20,000,000 equity units were issued, each unit consisting of one common share and one-quarter of one warrant. Each whole warrant entitles the holder to purchase a common share at $6.25 until May 10, 2007. Net proceeds of the offering, after issue costs, totaled $94,241,000.

Uranium Corp. has purchased 2,550,000 pounds of uranium oxide in concentrates (U_3O_8) at a total purchase price of $89,382,000, including commissions of $1,321,000. At August 31, 2005, the market value of the U_3O_8 purchased was $91,557,000 based on the Ux Consulting Company, LLC published spot price for U_3O_8 of US$30.20 and the month-end US/Canadian dollar exchange rate of $1.1889.

For the period ended August 31, 2005 net income totaled $411,000 or $0.02 per share on a basic and fully diluted basis. Revenue consisted of interest earned on invested cash of $493,000 and unrealized gain on the investment in U_3O_8 of $2,175,000. Expenses, before income tax provisions, totaled $2,019,000, of which $392,000 was operating related and $1,627,000 was a loss on foreign exchange.

With the exception of the impact of foreign exchange, the funds operating expenses were generally in line with the Manager's expectations. Foreign exchange has negatively impacted the net asset value of the fund in two ways. First, it has increased the funds expenses by $1,627,000 during the period, and, it negatively impacted the fair value of the funds U_3O_8 holdings on a Canadian dollar basis.

Uranium Corp's foreign exchange expense of $1,627,000 (equivalent to a decrease in net asset value of $0.08 per share) resulted primarily from the decline in the value of the U.S currency acquired for the purpose of making U_3O_8 purchases during the period. The initial public offering proceeds were converted to U.S. dollars at an average foreign exchange rate of 1.2404, compared to an average foreign exchange rate of 1.2179 realized from U_3O_8 purchase activities. It is anticipated that the impact of foreign exchange on the funds expenses will be minimal in future periods.

As referenced above, the foreign exchange rate has also negatively impacted the fair value of the funds U_3O_8 holdings. In spite of an increase of 4.9% in the value of U_3O_8 per pound on a U.S dollar basis, foreign exchange has reduced that increase to 2.4% on a Canadian dollar basis. Since Uranium Corp. commenced its U_3O_8 purchase activity from May 19, 2005 to the end of August 31, 2005, spot prices for U_3O_8 have risen from US$29.00 per pound to US$30.20 per pound. The funds average U.S cost per pound, including capitalized commissions paid to the Manager, is US$28.78 per pound.

Related Party Transactions

Uranium Corp. is a party to a management services agreement with Denison Mines Inc. (the "Manager") and, as a result, Uranium Corp. and the Manager are considered to be related parties. Under the terms of the agreement, Uranium Corp. is required to pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors; and b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of up to 0.3% per annum based upon Uranium Corp.'s net asset value in excess of $100,000,000.

The following transactions were incurred with related parties during the period March 15, 2005 to August 31, 2005:

(in thousands of Canadian dollars)		
Fees incurred with the Manager:		
Management fees	$	167
General office and miscellaneous		5
Commissions on purchase of U_3O_8		1,321
Total fees incurred with related parties	$	1,493

At August 31, 2005, accounts payable and accrued liabilities includes $265,000 of amounts due to the Manager with respect to the fees indicated above.

Financial Highlights

The following table shows selected key financial information about the corporation and is intended to help you understand the company's financial performance for the period since inception on March 15, 2005 to August 31, 2005:

Financial Highlights		
Net asset value per share (in Canadian dollars) [1]		
Net asset value, beginning of period (after initial public offering)	$	4.82
Increase (decrease) from operations:		
Total income		
Unrealized gains for the period		0.11
Interest		0.02
Total expenses, including taxes [2]		(0.11)
Total increase from operations		0.02
Net asset value, end of period	$	4.84
Spot price of U_3O_8 per pound (in U.S dollars)		
Spot price of U_3O_8, beginning of period	$	21.75
Spot price of U_3O_8, end of period	$	30.20

[1] These calculations are based on 20,000,000 common shares outstanding;
[2] Includes a net asset value decrease of ($0.08) attributable to foreign exchange losses;

Summary of Investment Portfolio

Uranium Corp.'s investment portfolio consists of the following:

(in thousands of Canadian dollars, except pound amounts)	As at August 31, 2005		
	Pounds	Cost	Market
Investment in U_3O_8	2,550,000	$ 89,382	$ 91,557
Per pound values:			
- In Canadian dollars		$ 35.05	$ 35.90
- In United States dollars		$ 28.78	$ 30.20

The corporation also has cash and cash equivalents of $3,563,000. It is the corporation's current intention to hold its U_3O_8 as a long term investment.

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.uraniumparticipation.com

MANAGEMENT PROXY CIRCULAR

(all information as at April 21, 2006 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies being made by the management of Uranium Participation Corporation ("Uranium Participation" or the "Corporation") for use at the Annual General Meeting of the Corporation's shareholders (the "Meeting") to be held on Thursday, the 25th day of May, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S OR CORPORATION'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.** No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, by 5:00 p.m. (Eastern Time) on May 23, 2006. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-888-453-0330
By Email:	service@computershare.com

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered owners of common shares in the capital stock of Uranium Participation (the "Common Shares"). If you are a non-registered owner and Uranium Participation or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, Uranium Participation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name, referred to in this Circular as non-registered holders, should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:

(a) in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depositary (such as The Canadian Depositary for Securities Limited or "CDS") of which the intermediary is a participant.

In accordance with Canadian securities laws, Uranium Participation has distributed copies of the notice of meeting, this Circular, the form of proxy and the 2006 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2006, (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to those non-registered holders to whom we have not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service Corporation (such as ADP Investor Communications or "ADP Inc.") to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the

non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

OR

B. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at the Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the Common Shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Common Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such Common Shares will, on a poll, be voted in accordance with the notes to the Proxy. In particular, and without limiting

the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last financial year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraph (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only shares issued by the Corporation. As at the date hereof, the Corporation has issued and outstanding 30,823,875 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of the Meeting is at the close of business on April 5, 2006. In accordance with the provisions of the *Business Corporations Act* (Ontario) (the "OBCA"), the Corporation will prepare a list of holders of Common Shares on such record date. Each holder of Common Shares named in the list will be entitled to vote the Common Shares shown opposite his, her or its name on the list at the Meeting except to the extent that (a) the holder has transferred any of his, her or its Common Shares after the record date, and (b) the transferee of such Common Shares produces properly endorsed share certificates or otherwise establishes that he, she or it owns such Common Shares and demands, not later than ten days before the Meeting, that his, her or its name be included in the list before the Meeting, in which case the transferee is entitled to vote such Common Shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of April 21, 2006, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10 percent of the voting rights attached to any class of voting securities of the Corporation is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wellington Management Company LLP ("Wellington")	3,258,400 [(1)]	10.7%

Notes:

(1) This number has been obtained from an early warning report filed on the SEDAR website on behalf of Wellington dated January 10, 2006 and has not been verified by the Corporation.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the board of directors (the "Board") consists of a minimum of one and a maximum of ten directors.

In accordance with a resolution passed by the directors of the Corporation on April 19, 2006, the number of directors to be elected at the Meeting is four. The persons named in the form of proxy intend to vote for the election of the following directors:

Paul J. Bennett
Jeff Kennedy
Garth A.C. MacRae
Richard H. McCoy

The term of office of each of the present directors expires at the Meeting. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the OBCA.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Place of Residence	Principal Occupation	Ownership or Control Over Voting Shares Held	Date Served as a Director Since
Paul J. Bennett(1)(2) Alberta, Canada	President and Chief Executive Officer of Energus Resources Ltd.	1,000	June 2005
Jeff Kennedy(2) Ontario, Canada	Chief Financial Officer of Sprott Securities Inc. and its wholly-owned subsidiary, Sprott Securities (U.S.A.) Limited	-	March 2005
Garth MacRae(1)(2)(3) Ontario, Canada	Independent Financial Consultant	10,000	April 2005
Richard H. McCoy(1)(2)(4) Ontario, Canada	Retired; Formerly Vice-Chairman Investment Banking, TD Securities Inc.	5,500	March 2005

Notes:
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) Chair of the Audit Committee
(4) Chairman of the Board

The following is a brief description of the proposed directors of Uranium Participation.

Paul J. Bennett

Mr. Bennett became a director in June 2005. Mr. Bennett is a director and the President of Uranium Participation Alberta Corp., a wholly-owned subsidiary of the Corporation (the "Subsidiary"). Mr. Bennett is the President and Chief Executive Officer of Energus Resources Ltd. He also serves as Vice President, Exploration and sits on the Advisory Board for Premium Petroleum Inc. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

Jeff Kennedy

Mr. Kennedy became a director in March 2005. Mr. Kennedy is currently the Chief Financial Officer and a director of Sprott Securities Inc. ("Sprott"). Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada (the "Subcommittee") from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Garth MacRae

Mr. MacRae became a director in April 2005 and is Chair of the Audit Committee. Mr. MacRae is also a director of the Subsidiary. Mr. MacRae is a Chartered Accountant and has served as a director of Dundee Corporation since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has also served as a director of Dundee Wealth Management Inc. since its inception in November 1998. Mr. MacRae currently serves as a director of Breakwater Resources Ltd. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining and Smelting Co. Ltd., Brinco Limited and Denison Mines Limited. Mr. MacRae is a member of several public company boards and audit committees.

Richard H. McCoy

Mr. McCoy became a director in March 2005 and is Chairman of the Board. Mr. McCoy has been in the investment business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director of ACE Aviation Holdings Inc., Aberdeen Asia-Pacific Income Investment Company Limited, Pizza Pizza Royalty Income Fund, Jazz Air Income Fund, Canadian Mini-Warehouse Properties Limited, MDS Inc. and Rothmans Inc. Mr. McCoy holds an M.B.A. from the Richard Ivey School of Business Administration, University of Western Ontario.

EXECUTIVE COMPENSATION

Remuneration of Officers

Under the terms of its Management Services Agreement (the "Management Services Agreement") with Denison Mines Inc. (the "Manager"), dated March 30, 2005 as amended March 27, 2006, Uranium Participation has engaged the Manager to provide management services to the Corporation, which services include the provision of officers for the Corporation. The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager for serving in such capacity, and they shall not receive any remuneration from Uranium Participation for the same. Accordingly, the four officers of the Corporation, including the President, the Chief Financial Officer, the Vice-President, Marketing and the Corporate Secretary, receive no compensation from Uranium Participation. See "Management Contracts".

A copy of the Management Services Agreement has been filed on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com.

Compensation of Directors

Currently three members of the Board are "independent" for the purposes of reviewing potential purchases or sales of uranium between the Manager and the Corporation or its affiliates ("Related Purchases"). The approval of Related Purchases is described in the Corporation's Annual Information Form dated April 19, 2006, which has been filed on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com. Each of the independent members of the Board is currently paid $25,000 per year, plus $1,000 per attended meeting of the Board and committees of the Board. The Corporation also reimburses the members of the Board for out-of-pocket expenses for attending such meetings.

During the fiscal year ended February 28, 2006, the following aggregate amounts were paid to each director:

Name	Cash Compensation Paid in Financial Year
Paul J. Bennett	$24,992[(1)]
Jeff Kennedy[(2)]	—
Garth MacRae	$32,917[(1)]
Richard H. McCoy	$32,917[(1)]

Notes:

(1) These amounts each include $1,000 paid for attendance at an Audit Committee meeting held on October 5, 2005.

(2) Mr. Kennedy is an officer and director of Sprott Securities Inc. ("Sprott"). Sprott acted as lead underwriter on two public offerings of the Corporation in 2005. Accordingly, the Board has determined that Mr. Kennedy is not "independent" and therefore not entitled to compensation from the Corporation for serving as a director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the

Corporation or any of its subsidiaries. An "**informed person**" means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or director over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

Mr. Kennedy, one of the Corporation's directors, is a director and officer of Sprott. Sprott acted as lead underwriter on two public offerings which the Corporation completed in the most recent financial year, namely the Corporation's initial public offering, as described in the prospectus dated and filed on SEDAR (www.sedar.com) on April 29, 2005, and a second offering, as described in the prospectus dated and filed on SEDAR (www.sedar.com) on December 6, 2005. As such, Sprott received an aggregate of approximately $3.13 million dollars in consideration from the Corporation.

APPOINTMENT AND REMUNERATION OF AUDITOR

The Common Shares represented by the proxies solicited in respect of the Meeting or any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Corporation to hold office until the next annual general meeting, and to authorize the directors to fix the remuneration of the auditor. PricewaterhouseCoopers LLP have been the auditor of the Corporation since March 28, 2005.

MANAGEMENT CONTRACTS

In March 2005, the Manager entered into the Management Services Agreement with the Corporation. The Manager's head office is Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. The Management Services Agreement has an initial term of five years and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. On February 14, 2006, the Board recommended that changes to the Management Services Agreement be put before the Corporation's shareholders to align the contract with changes to the Corporation's by-laws which allowed the Corporation to invest in UF_6, in addition to U_3O_8, and to permit the Corporation to enter into lending arrangements with its UF_6 and U_3O_8 (collectively, "uranium"). These amendments were subsequently approved by the Corporation's shareholders on March 27, 2006. The full text of the amended terms are described in the Management Information Circular dated February 24, 2006, a copy of which has been filed on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com.

Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation's activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation in accordance with the Management

Services Agreement. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to purchase or sell uranium the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium.

Any lending arrangements for uranium will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to lend uranium, any such loan will stipulate the quantity, interest rate, duration, security, covenants and such other provisions as appropriate.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation and lending the same from time to time as directed, the Manager is required to arrange for storage of the uranium at licensed facilities (the "Facilities"), arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation's total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation's assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion that Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

As at February 28, 2006, Uranium Participation had paid an aggregate of $2.1 million in commissions to the Manager on purchases of uranium in the fiscal year ended February 28, 2006,

and, when combined with fee income, Uranium Participation had paid the Manager an aggregate of $2.5 million as at February 28, 2006.

Since the end of the fiscal year ended February 28, 2006, the Corporation has entered into a credit agreement with the Manager for a revolving facility not to exceed $25 million in order to ensure adequate cash on hand to meeting its purchase commitments. The credit facility expires on June 28, 2006 and is fully secured by the uranium investments of Uranium Participation, up to a maximum of $50 million. Interest under the credit facility is based on the prime rate for Canadian dollar loans quoted by the Bank of Nova Scotia, plus 2%. Standby fees also apply at a rate of 1% of the undrawn facility amount. As at April 19, 2006, Uranium Participation had drawn and had outstanding $10 million under the facility.

The following table sets out the names and the provinces and countries of residence of each of the informed persons of the Manager and their respective positions and offices held with the Manager.

Name and Province and Country of Residence	Position with the Manager
James R. Anderson Ontario, Canada	Executive Vice President and Chief Financial Officer
Donald C. Campbell Ontario, Canada	Vice President, Marketing and Special Projects
Sheila Colman Ontario, Canada	General Counsel and Corporate Secretary
W. Robert Dengler Ontario, Canada	Director
Janet L. Ecker Ontario, Canada	Director
E. Peter Farmer Ontario, Canada	Director, President and Chief Executive Officer
Brian A. Johnson Saskatchewan, Canada	Director
William C. Kerr Ontario, Canada	Vice-President, Exploration and Development
Paul F. Little Ontario, Canada	Director, Chairman of the Board
Roy J. Romanow P.C., O.C., Q.C. Saskatchewan, Canada	Director
Michael Schoonderwoerd Ontario, Canada	Controller
Catherine J. G. Stefan Ontario, Canada	Director

The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager for serving in such capacity, and they shall not receive any remuneration from Uranium Participation for the same.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information related to the Corporation is contained in the Corporation's 2006 Annual Report, including the 2006 Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2006.

Copies of the Corporation's 2006 Annual Management Report of Fund Performance, containing the Corporation's consolidated financial statements for its financial year ended February 28, 2006, and the Corporation's Annual Information Form dated April 19, 2006 may be obtained by writing to the Corporate Secretary of the Corporation at Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2 or may be accessed on the Corporation's website at www.uraniumparticipation.com or the SEDAR website at www.sedar.com.

BOARD APPROVAL

The contents and the sending of this circular have been approved by the Directors of the Corporation.

DATED as of the 21st day of April, 2006



Sheila Colman
Corporate Secretary

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Uranium Participation Corporation ("Uranium Participation") will be held at The Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 25th day of May, 2006 at 10:30 a.m. (Eastern Time) for the following purposes:

(a) to receive the financial statements of Uranium Participation for the year ended February 28, 2006, together with the auditor's report thereon;

(b) to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditor;

(c) to elect the directors for the ensuing year; and

(d) to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a copy of the 2006 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2006, accompany this notice of Meeting.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 so as to arrive no later than **5:00 p.m. (Eastern Time) on May 23, 2006**.

BY ORDER OF THE BOARD OF DIRECTORS



Sheila Colman
Corporate Secretary

Toronto, Canada
April 21, 2006



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual Meeting to be held on May 25, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 23, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

10MA06062.E.SEDAR/000001/000001/i





Appointment of Proxyholder

I/We, being holder(s) of Uranium Participation Corporation hereby appoint: E. PETER FARMER OF TORONTO or failing this person, SHEILA M. COLMAN OF TORONTO

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Uranium Participation Corporation to be held at the TSX Gallery on May 25, 2006 at 2:00 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees listed in the Information Circular.

	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY



0 1 3 8 3 1 A R 0 U P P Q

URANIUM PARTICIPATION CORPORATION

URANIUM PARTICIPATION CORPORATION (the "Corporation")
FINANCIAL STATEMENTS AND MANAGEMENT REPORT OF FUND PERFORMANCE

Important Message for Investors:
In accordance with National Instrument 81-106, you are entitled to receive the Corporation's; (i) annual financial statements; (ii) interim financial statements; (iii) annual management report of fund performance; and (iv) interim management report of fund performance. However, some investors may not wish to receive some or all of these statements or reports. Accordingly, the Corporation is seeking your instructions as to whether you wish to receive any of these documents by mail. Please complete and return this card with your instructions or contact Computershare directly at 1-800-564-6253. These instructions are for the current year only. **If you do not return this card**, we will assume that you do not wish to receive any of these statements or reports and you will access them electronically at www.uraniumparticipation.com or www.sedar.com.

Name / Nom

Apt. / App. Street Number / Numéro civique Street Name / Rue

City / Ville Prov. / State Postal Code / Code postal / Zip Code

I would like to receive the following documents:

☐ Annual Financial Statements ☐ Interim Financial Statements ☐ Annual Management Report of Fund Performance ☐ Interim Management Report of Fund Performance

UPPQ

00CB9C

0CADPP




CANADA POSTES
POST CANADA
Postage paid
if mailed in Canada
Port payé si posté
au Canada
Business Reply Mail
Correspondance-
réponse d'affaires
1985000
01



1000013471-M5J2Y1-BR01



COMPUTERSHARE
PO BOX 19004 STN BRM B
TORONTO ON M7Y 3M4

Uranium
Participation
Corporation



Annual Meeting of Shareholders

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

The following sets forth a brief description of each matter voted upon at the Corporation's Annual Meeting of Shareholders and the outcome of the vote:

	Description of Motion	Outcome of Vote
1.	Ordinary resolution approving the election of four (4) nominees to serve as Directors, to hold office until the next Annual General Meeting unless his or her office is earlier vacated.	Resolution approved.
2.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and for the Director to fix their remuneration as such.	Resolution approved.

Attached to this report is a report of Computershare Investor Services Inc., the scrutineers of the Meeting, in respect of each matter.

Dated at Toronto, Ontario this 22nd day of June, 2006.

URANIUM PARTICIPATION CORPORATION

Per:

Sheila Colman
Corporate Secretary

FINAL REPORT ON PROXIES

URANIUM PARTICIPATION CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

HELD ON MAY 25, 2006

Of the proxies received, the following shares were voted For/Withhold:

		For	Withhold
1.	Election of Directors.	10,218,465	1,691,873
2.	Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	11,908,788	1,550



Daniela Munoz
Scrutineer



Marg Fong
Scrutineer
COMPUTERSHARE INVESTOR SERVICES INC.


Uranium
Participation
Corporation

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Uranium Participation Corporation (the "Corporation") for use at the special meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail. However, proxies may also be solicited personally by regular employees of the Corporation and the Corporation may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Corporation.

The board of directors of the Corporation (the "Board") has fixed the close of business on Friday, February 24, 2006 as the record date, being the date for the determination of the holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Corporation's transfer agent at the address indicated on the enclosed envelope no later than **5:00 p.m. (Toronto time) on Thursday, March 23, 2006**, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of February 24, 2006. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. **A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Corporation's transfer agent indicated on the enclosed envelope no later than 48 hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment of the Meeting.**

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at the Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.** At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders ("Non-Registered Shareholders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the request form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i) be given a voting instruction form **which is not signed by the Intermediary** and which, when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of

proxy and **deposit it with the Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1.**

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person's name in the blank space provided. **In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.**

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of the date hereof, 30,751,325 common shares (the "Common Shares") in the capital of the Corporation are issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at February 24, 2006. In accordance with the provisions of the *Business Corporations Act* (Ontario) (the "OBCA"), the Corporation will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation's transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wellington Management Company LLP ("Wellington")	3,258,400[1]	10.7%
J. Zechner Associates Inc. ("Zechner")	3,173,350[2]	10.3%

(1) This number has been obtained from an early warning report filed on behalf of Wellington dated January 10, 2006 and has not been verified by the Corporation.

(2) This number has been obtained from an early warning report filed on behalf of Zechner dated February 3, 2006 and has not been verified by the Corporation.

Interest in Material Transactions

Other than as described below and elsewhere in this management information circular, since March 15, 2005, being the date of incorporation of the Corporation, no (a) director or executive officer who has held such position at any time; or (b) associate or affiliate of a person in (a), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

The Corporation and Denison Mines Inc. (the "Manager") have entered into a management services agreement dated as of March 30, 2005 (the "Management Services Agreement"), pursuant to which the Manager administers the activities of the Corporation. The text of the full agreement can be viewed on SEDAR (www.sedar.com).

During the period of March 15, 2005 to date, the Corporation has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement:

Management Fees	$371,000
Commissions on purchase of U_3O_8	2,063,000
Out of Pocket Expenses	29,000
Total:	$2,463,000

Remuneration of Directors

Currently three members of the Board are "independent" for the purposes of reviewing potential Related Purchases, all as described in the Corporation's prospectus (the "Prospectus") dated and filed on SEDAR (www.sedar.com) on December 6, 2005. Each of the independent members of the Board is currently paid $25,000 per year plus $1,000 per attended meeting of the Board and committees of the Board. The Corporation also reimburses the members of the Board for out-of-pocket expenses for attending such meetings.

MATTERS TO BE ACTED UPON AT THE MEETING

Confirmation of Amendment to By-Law – Change of Investment Policy

At a meeting of the Board held on February 14, 2006, the Board unanimously passed a resolution proposing to amend By-Law Number 1 of the Corporation (the "By-Law") in the manner described below. At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution, in the form set out below (the "Investment Policy Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting confirming the Board's amendment to the By-Law. The purpose of the Investment Policy Resolution is to broaden the scope of investments permitted to be made by the Corporation to include uranium hexafluoride ("UF_6"), in addition to uranium oxide in concentrates ("U_3O_8"). The proposed amendments will provide the Manager with additional flexibility in entering into contracts to acquire U_3O_8 and UF_6, will permit conditional offers to acquire U_3O_8 and UF_6, and will permit the commitment to acquire U_3O_8 and UF_6 prior to funds actually being set aside if the Corporation has received a firm commitment for such funds.

Background Regarding U_3O_8 and UF_6

The most common commercial use for U_3O_8 is as a fuel for nuclear power plants. Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing

U_3O_8. The second step in the preparation of uranium for use in a nuclear reactor takes place at conversion facilities ("Converters"), where U_3O_8 is converted to UF_6. Above 56 degrees Celsius, UF_6 is a gas and is a suitable form to be enriched to produce fuel for the majority of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

The World Nuclear Association (the "WNA") reported that worldwide uranium fuel consumption attributed to fuel reactors in 2004 was 173 million pounds. The 2003 Red Book (Uranium 2003: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 200 and 220 million pounds of U_3O_8 by 2020 representing an annual growth rate of between 1.0% and 1.5%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 (the "IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue their current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole.

According to the WNA, as of January 2006, there were a total of 441 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 368,386 megawatts of electricity requiring 170.2 million pounds of U_3O_8 per year. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 24 commercial nuclear power plants (representing 18,816 megawatts of electricity) are under construction. New construction is presently centered in Asia, principally in China, South Korea and India.

UF_6 is a separate commodity from U_3O_8, although its price will be greatly affected by the price of the U_3O_8 because U_3O_8 is required to produce UF_6. 2.61285 pounds of U_3O_8, once converted, will produce 1KgU as UF_6. The value of UF_6 (the "UF_6 Value") is obtained by adding (i) the spot price of U_3O_8, which is then multiplied by 2.61285 and (ii) the spot conversion price of UF_6. The spot price of UF_6 (the " UF_6 Price") is published by Ux Consulting Company, LLC and it may be higher or lower than the UF_6 Value depending on the variation in demand of its components. Currently UF_6 is trading at a discount of $1 to $2 from the UF_6 Value.

At current prices of U_3O_8 and conversion, U_3O_8 constitutes nearly 90% of the UF_6 Value. Accordingly, any change in the UF_6 Price will largely be attributable to changes in the price of U_3O_8.

UF_6 as a commodity may trade at a discount or a premium to the value of U_3O_8, depending on a variety of factors including prices for U_3O_8 and conversion. While the current world supply of U_3O_8 is very tight, the Manager believes that there are relatively greater opportunities to acquire UF_6. The Corporation believes that having the ability to acquire UF_6 represents a market opportunity and would represent a suitable compliment to its other principal asset base, U_3O_8.

Risk Factors

Except as noted below, risk factors associated with the purchase and sale of UF_6 are substantially the same as risk factors involving the purchase and sale of U_3O_8. The reader is referred to the Prospectus.

Since UF_6 is a different commodity, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price may affect the net asset value of the Corporation which in turn may affect the price of the Corporation's shares.

The Board and the Manager recommend the adoption of this Investment Policy Resolution. To be effective, the Investment Policy Resolution must be approved by a majority of the votes cast by shareholders present in person, or represented by proxy at the Meeting. **Unless otherwise indicated,**

the person designated as proxy holders in the form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Investment Policy Resolution.

The text of the Investment Policy Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. Section 2.08 of By-Law Number 1 of the Corporation is hereby deleted in its entirety and replaced with the following:

   Investment Policies

   (a) At least 85% of the gross proceeds of any offering (an "Offering") of securities of the Corporation must be invested in, or held for future purchases of, either uranium oxide in concentrates ("U_3O_8") or uranium hexafluoride ("UF_6").

   (b) The Corporation may not enter into any borrowing arrangements except in strictly limited circumstances to facilitate U_3O_8 or UF_6 purchase payments in accordance with paragraph 2.05.

   (c) All purchases and sales of U_3O_8 and UF_6 shall be made by Denison Mines Inc. (the "Manager") at the direction of the Board on behalf of the Corporation in accordance with the management services agreement (the "Management Services Agreement") dated as of March 30, 2005 between the Corporation and the Manager, as duly amended form time to time; provided that this paragraph 2.08(c) shall not restrict the ability of the Corporation to appoint a person other than the Manager as manager upon termination of the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell U_3O_8 and UF_6 at the best prices available to it over a prudent period of time.

   (d) In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 from or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the approval of the majority of the independent directors of the Corporation for all amounts over $1,000,000 in the aggregate.

   (e) In the event that the Manager elects to unconditionally purchase U_3O_8 or UF_6 under long term contracts with a uranium supplier, the Corporation shall have received a firm commitment for funds to satisfy the purchase price therefor.

   (f) In the event that the Manager elects to sell U_3O_8 or UF_6 under long term contracts with a uranium customer, the Corporation shall have sufficient U_3O_8 or UF_6 set aside to satisfy such delivery commitments."

2. Section 2.09 of By-Law Number 1 of the Corporation is be hereby deleted in its entirety and replaced with the following:

   "Objectives

   Notwithstanding Section 5 of the articles of incorporation of the Corporation dated March 15, 2005, the Corporation shall, as its primary objective, invest in and hold at least 85% of the gross proceeds of any Offering in a direct ownership interest in either physical U_3O_8 or physical UF_6 and hold the balance of its total assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of

the Corporation. For greater certainty, for the purposes of this by-law, the purchase of, investment in or holding of, U_3O_8 or UF_6 by a wholly-owned subsidiary of the Corporation shall be deemed to be the purchase of, investment in and holding of, U_3O_8 or UF_6 by the Corporation. The strategy of the Corporation does not include and will not include activities with regard to speculating in short-term changes in uranium prices. Notwithstanding the foregoing, when the Board of Directors believes that it is in the best interests of the Corporation, the Corporation may sell some or all of its holdings in U_3O_8 or UF_6".

3. The Management Services Agreement be hereby amended, as applicable, to include references to UF_6 where purchases of U_3O_8 are described in accordance with the Investment Policy Resolution.

4. The balance of By-Law Number 1 of the Corporation shall remain in full force and effect, unamended subject to the Lending Policy Resolution (as defined herein).

5. In accordance with Section 116(3) of the *Business Corporations Act* (Ontario) this amendment shall be effective from February 14, 2006 with respect to the amendment to the By-Laws.

6. Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the Investment Policy Resolution."

Confirmation of Amendment to By-Law – Lending Policy

At a meeting of the Board held on February 14, 2006, the Board unanimously passed a resolution proposing to amend the By-Law in the manner described below. At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution, in the form set out below (the "Lending Policy Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting confirming the Board's amendment to the By-Law. The Lending Policy Resolution will provide the Corporation with explicit authority to lend, at the Board's discretion, some or all of the Corporation's holdings of U_3O_8 or UF_6 at any time, to duly licensed entities in return for compensation and appropriate security.

Background

The Corporation believes that a business opportunity exists with regard to lending its uranium to enable it to realize significant proceeds from lending arrangements, as well as providing it with the benefit of reducing its storage costs at licensed Converters. This will however create a temporary additional supply of uranium to the borrower, in the short term.

Risk Factors

Although the Corporation intends to ensure that adequate security is provided for any uranium loaned, there is a risk that the borrower may not be able to repay the uranium and will, in lieu of repaying the uranium, repay with the equivalent value of borrowed uranium in cash. In such circumstances, given the very tight supply of U_3O_8 and UF_6, it may be difficult or impossible to purchase either U_3O_8 or UF_6 to replace the commodity loaned. In this case, the debt to the Corporation would have to be satisfied through the payment in cash of the replacement value of the commodity loaned at the time it is repaid.

The Board and the Manager recommend the adoption of this Lending Policy Resolution. To be effective, the Lending Policy Resolution must be approved by a majority of the votes cast by shareholders present in person, or represented by proxy at the Meeting. **Unless otherwise indicated, the person designated as, proxy holders in the form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Lending Policy Resolution.**

The text of the Lending Policy Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. Section 2.05(1) is hereby added to By-Law Number 1 of the Corporation:

   Lending

   The Corporation may, at the Board's discretion, enter into transactions whereby the Corporation lends some or all of the Corporation's U_30_8 or UF_6, to other duly licensed entities in exchange for consideration including cash or other compensation and sufficient security against any uranium so lent.

2. That the balance of By-Law Number 1 of the Corporation shall remain in full force and effect, unamended, subject to the Investment Policy Resolution (as defined herein).

3. In accordance with Section 116(3) of the *Business Corporations Act* (Ontario) this amendment shall be effective from February 14, 2006.

4. Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the Lending Policy Resolution."

Amendment to the Management Services Agreement - Compensation Paid by the Corporation

Given that the Manager, by virtue of being a party to the Management Services Agreement, is considered a "related party" to the Corporation pursuant to applicable securities legislation, the Board felt it prudent to seek shareholder approval for the amendments to the Management Services Agreement.

The Corporation and the Manager entered into the Management Services Agreement as of March 30, 2005. The Management Services Agreement has an initial term of five years and continues in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. The Corporation has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. Pursuant to the Management Services Agreement, the Manager is required to manage the Corporation's activities in an efficient, timely and professional manner in accordance with reasonable and prudent business practices and is paid by the Corporation an amount based on the net asset value of the Corporation, subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8.

The Management Services Agreement currently contemplates that the Corporation may purchase U_3O_8 from the Manager (a "Related Purchase") provided that majority approval of the independent directors of the Corporation is obtained for any purchases over $1,000,000. The Board believes the only portion of the Management Services Agreement that could be considered to be a "related party transaction", as that term is defined in National Instrument 61-501, are provisions relating to Related Purchases. The proposed amendments described below do not amend the foregoing.

At the time that the Corporation was created and the Management Services Agreement was entered into, the responsibilities of the Manager included matters only related to the purchase, storage and sale of U_3O_8, preparing the Corporation's net asset value calculations, shareholder reports, providing officers and office space and general management of the business. The responsibilities did not contemplate

future public financings or transactions beyond the acquisition or disposition of U_3O_8 which could require complex work and continuous monitoring by the Manager. The Corporation believes that it is necessary for it to enter into transactions beyond the acquisition or disposition of U_3O_8 to capitalize on certain market opportunities as described elsewhere in this management information circular, and it is therefore anticipated that the Manager's responsibilities should be expanded and accordingly, the Manager should be commensurately compensated. Expanding the Manager's mandate has been under review by the Board for a number of months. After presentations by the Manager and financial advisors to the Corporation, the Board unanimously approved the Compensation Resolution (as defined below).

At the Meeting, shareholders, other than shareholders who are also directors or officers of the Manager (the "Disinterested Shareholders") will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the "Compensation Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, approving an amendment to the Management Services Agreement to reflect the increased responsibilities of the Manager.

The Board recommends the adoption of the Compensation Resolution. The Board will not implement the provisions of the Compensation Resolution unless it is approved by not less than a majority of the votes cast by Disinterested Shareholders of Common Shares present in person, or represented by proxy, at the Meeting. The Corporation believes directors and officers of the Manager own less than 1% of the outstanding Common Shares as of the date hereof. The Manager does not own, directly or indirectly, any Common Shares. **Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Compensation Resolution.**

The text of the Compensation Resolution to be submitted to Disinterested Shareholders at the Meeting is set forth below:

"NOW THEREFORE BE IT RESOLVED THAT:

1. Section 4 of the Management Services Agreement is hereby deleted in its entirety and replaced with the following:

   Fees Payable to the Manager. Uranium Participation Corp. agrees to pay the following fees to the Manager (the "Manager's Fee"):

   (a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 or UF_6 completed at the request of the Board pursuant to Subsection 2(i), to be paid not later than ten (10) business days upon the receipt of delivery of U_3O_8 or UF_6 or the delivery of U_3O_8 or UF_6 by Uranium Participation Corp., as the case may be, of such purchases or sales; and

   (b) $400,000 per annum, plus:

      (i) a fee equal to 0.3% per annum of Uranium Participation Corp.'s total assets in excess of $100 million and up to $200 million; and

      (ii) a fee equal to 0.2% per annum of Uranium Participation Corp.'s assets for any excess over $200 million of total assets,

   in each case, as at the month-end Valuation Date (defined as the last business day of each month in which Uranium Participation Corp. determines the NAV). For such purposes "total assets" shall mean the total assets of Uranium Participation Corp. as at the Valuation Date, which shall be calculated by multiplying the quantity of U_3O_8 and UF_6 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 and the last UF_6 Price respectively for the month published by Ux Consulting Corporation, LLC plus cash, and any other assets held by Uranium Participation Corp., less any outstanding payables, indebtedness and all other liabilities of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian

dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the NAV calculation. Fees payable pursuant to Subsection 4(b) shall be paid on a monthly basis with such payment to be made not later than ten (10) business days after the end of each calendar month while fees payable pursuant to 4(b)(i) or 4(ii) shall be paid within five (5) business days after the calculation of the NAV pursuant to Section 11(i) of this Agreement. Further, the Board shall have the express authority to engage a third party for the purpose of conducting an independent evaluation or audit of the assets of Uranium Participation Corp., at the cost of Uranium Participation Corp.;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation Corp. exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of U_3O_8 or UF_6) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative payable to the Manager on or before the 365th day following the execution of an agreement giving effect to such Initiative, provided that in exercising its discretion that Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

2. That the balance of the Management Services Agreement shall remain in full force and effect, unamended, subject to any applicable amendments resulting from the Lending Policy Resolution and the Investment Policy Resolution, respectively.

3. Any director or officer of the Corporation is authorized and directed to execute and deliver in the name of and on behalf of the Corporation and under its corporate seal or otherwise all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the amendment to the Management Services Agreement, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution, the Lending Policy Resolution and the Investment Policy Resolution."

Additional Information

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Shareholders may also contact the Corporate Secretary of the Corporation by phone at (416) 979-1991, ext. 366 or by e-mail at scolman@denisonmines.com to request copies of these documents.

Directors' Approval

The contents of this management information circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

By Order of the Board of Directors



Sheila Colman
Corporate Secretary

Toronto, Ontario
February 24, 2006

Uranium Participation Corporation 

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting of Shareholders (the "Meeting") of Uranium Participation Corporation (the "Corporation") will be held at the Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Monday, March 27, 2006 at 2:00 p.m. (Toronto time), for the following purposes:

(a) To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming an amendment to the Corporation's by-laws with respect to broadening the Corporation's investment policy and funding requirements for investments, as more particularly described in the accompanying management information circular;

(b) To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming an amendment to the Corporation's by-laws with respect to a new lending policy to be adopted by the Corporation, as more particularly described in the accompanying management information circular;

(c) To consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the management services agreement, dated March 30, 2005 between the Corporation and Denison Mines Inc., to adjust the compensation payable by the Corporation thereunder, as more particularly described in the accompanying management information circular; and

(d) To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular and a form of proxy.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Corporation has by resolution fixed the close of business on Friday, February 24, 2006 as the record date, being the date for the determination of the holders of common shares entitled to notice of the Meeting and any adjournment thereof.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 so as to arrive no later than **5:00 p.m. (Toronto time) on March 23, 2006.**

DATED at Toronto, Ontario this 24th day of February, 2006.

By Order of the Board of Directors

[signature]

Sheila Colman
Corporate Secretary

URANIUM PARTICIPATION CORPORATION



9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

000001

Mr A Sample
Designation (if any)
Add1
Add2
add3
add4
add5
add6

ASXQ
Security Class 123
Holder Account Number
C1234567890 XXX



999999999999 C01 1

PROXY

SPECIAL MEETING OF SHAREHOLDERS OF URANIUM PARTICIPATION CORPORATION (the "Company")

TO BE HELD AT THE GALLERY OF THE TSX BROADCAST & CONFERENCE CENTRE, THE EXCHANGE TOWER, 130 KING STREET WEST TORONTO, ONTARIO ON 27TH OF MARCH, 2006, AT 2:00PM

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, E. Peter Farmer, the President of the Company, or failing this person, Sheila M. Colman, the Corporate Secretary of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Against
1.	**Resolution: Confirmation of Amendments to the By-Laws of the Company** – The Board of Directors and Management recommend voting **FOR the Investment Policy Resolution** as outlined in the accompanying Management Information Circular, confirming the amendments to the By-Laws of the Company (as described in the accompanying Management Proxy Circular).		
2.	**Resolution: Confirmation of Amendments to the By-Laws of the Company** – The Board of Directors and Management recommend voting **FOR** the **Lending Policy Resolution** as outlined in the accompanying Management Information Circular, confirming the amendments to the By-Laws of the Company (as described in the accompanying Management Proxy Circular).		
3.	**Resolution: Amending the Management Services Agreement**. The Board of Directors recommends voting **FOR** the **Compensation Resolution**, amending the Management Services Agreement as described in the accompanying Management Proxy Circular.		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________ **Date:** ______________

Please Print Name: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF

00BH5C

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

Uranium Participation Corporation 

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102: *Continuous Disclosure Obligations*, we hereby advise of the results of the voting on the matters submitted to the special meeting (the "Meeting") of the shareholders (the "Shareholders") of Uranium Participation Corporation (the "Corporation") held on March 27, 2006. At the Meeting, the Shareholders were asked to consider the following special meeting matters:

Item 1: The Investment Policy Resolution
The Shareholders confirmed an amendment to the Corporation's by-laws with respect to broadening the Corporation's investment policy and funding requirements for investments, as more particularly described in the Management Information Circular dated February 24, 2006 (the "Circular").

In a vote conducted by ballot, the Shareholders present in person or represented by proxy at the Meeting voted as follows:

	Total Votes Cast	Percentage of Votes Cast
Votes in Favour	11,684,388	99.88%
Votes Against	14,300	0.22%
Total Votes Cast	11,698,688	100%

Item 2: The Lending Policy Resolution
The Shareholders confirmed an amendment to the Corporation's by-laws with respect to a new lending policy to be adopted by the Corporation, as more particularly described in the Circular.

In a vote conducted by ballot, the Shareholders present in person or represented by proxy at the Meeting voted as follows:

	Total Votes Cast	Percentage of Votes Cast
Votes in Favour	8,362,402	71.48%
Votes Against	3,336,286	28.52%
Total Votes Cast	11,698,688	100%

Item 3: The Compensation Resolution
The Shareholders approved an amendment to the management services agreement, dated March 30, 2005, between the Corporation and Denison Mines Inc., to adjust the compensation payable by the Corporation thereunder, as more particularly described in the Circular. The Corporation instructed the Scruniteers of the Meeting to exclude those

votes of Shareholders who are also directors or officers of Denison Mines Inc. ("Interested Shareholders").

In a vote conducted by ballot and excluding the votes of the Interested Shareholders, the Shareholders present in person or represented by proxy at the Meeting voted as follows:

	Total Votes Cast	Percentage of Votes Cast
Votes in Favour	9,758,807	83.94%
Votes Against	1,867,031	16.06%
Total Votes Cast	11,625,838	100%

URANIUM PARTICIPATION CORPORATION



By:

Corporate Secretary
Sheila Colman

Uranium
Participation
Corporation



RECEIVED
2006 AUG 23 A 9:
...ICE OF INTERNATIO...
CORPORATE FINANCE

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JULY 31, 2006

TORONTO, August 10, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value at July 31, 2006 was CDN$256,480,000 or CDN$6.91 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$6.84. As at July 31, 2006, Uranium Corp.'s investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 224,427
Uranium hexafluoride ("UF_6")	300,000 KgU	$ 40,996	$ 45,802
		$ 199,384	$ 270,229
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 53.44[1]
- In United States dollars		$ 31.75	$ 47.25
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 136.65	$ 152.67[1]
- In United States dollars		$ 122.85	$ 135.00

[1]Converted at the July 31, 2006 exchange rate of $1.1309.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JUNE 30, 2006

TORONTO, July 11, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value at June 30, 2006 was CDN$247,062,000 or CDN$6.66 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$6.61. As at June 30, 2006, Uranium Corp.'s investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,000,000 lbs	$ 147,881	$ 202,930
Uranium hexafluoride ("UF_6")	300,000 KgU	$ 40,996	$ 43,401
		$ 188,877	$ 246,331
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 36.97	$ 50.73[1]
- In United States dollars		$ 31.03	$ 45.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 136.65	$ 144.67[1]
- In United States dollars		$ 122.85	$ 129.75

[1]Converted at the June 30, 2006 exchange rate of $1.1150.

At June 30, 2006, Uranium Corp. has agreed to purchase 200,000 pounds U_3O_8 at US$45.50 per pound for delivery in July, 2006.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MAY 31, 2006

TORONTO, June 12, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value at May 31, 2006 was CDN$236,018,000 or CDN$6.36 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$6.35. As at May 31, 2006, Uranium Corp.'s investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,000,000 lbs	$ 147,881	$ 189,682
Uranium hexafluoride ("UF_6")	100,000 KgU	$ 13,611	$ 13,658
		$ 161,492	$ 203,340
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 36.97	$ 47.42[1]
- In United States dollars		$ 31.03	$ 43.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 136.11	$ 136.58[1]
- In United States dollars		$ 119.77	$ 123.85

[1]Converted at the May 31, 2006 exchange rate of $1.1028.

Uranium Corp. took delivery in June 2006 of an additional 200,000 KgU of UF_6 at an average price of US$122.55 per KgU, excluding commissions.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U

Uranium Participation Corporation - Closes Public Offering

TORONTO, May 24, 2006 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of an aggregate offering of 6,272,790 common shares of the Company, which were sold at a price of $8.25 per common share for aggregate gross proceeds of $51,750,517. The common shares sold as part of the offering include 818,190 shares issued as a result of the exercise of the over-allotment option by the underwriters.

The syndicate of underwriters was led by Sprott Securities Inc., and included Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd.

The proceeds of the offering will be used to fund uranium purchase commitments and future purchases and to repay amounts owing to the Manager, Denison Mines Inc., on account of bridge financing provided in connection with the previous acquisition of uranium. The Company will invest at least 85% of the gross proceeds of the offering in uranium, which may include uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Prospectus dated May 17, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests in U_3O_8 and UF_6 with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT APRIL 30, 2006

TORONTO, May 19, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at April 30, 2006 was CDN$5.94. As at April 30, 2006, Uranium Corp.'s investment portfolio is as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,000,000 lbs	$ 147,881	$ 185,970
Uranium hexafluoride ("UF_6")	100,000 KgU	$ 13,611	$ 13,387
		$ 161,492	$ 199,357
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 36.97	$ 46.49[1]
- In United States dollars		$ 31.03	$ 41.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 136.11	$ 133.88[1]
- In United States dollars		$ 119.77	$ 119.50

[1]Converted at the April 30, 2006 exchange rate of $1.1203.

Uranium Corp. has committed to purchase an additional 200,000 KgU of UF_6 at an average price of US$122.55 per KgU, excluding commissions for delivery in June.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

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THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

RECEIVED
2006 AUG 23 A 9:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U

Uranium Participation Corporation: New Issue

TORONTO, May 9, 2006 -- Uranium Participation Corporation (the "Company") has today entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc., and which includes Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd. pursuant to which the underwriters have agreed to buy and sell to the public 5,454,600 Common Shares from the Company at a price of $8.25 per Common Share, representing an aggregate amount of issue of $45,000,450. Closing is expected on or about May 24, 2006.

The underwriters also have an option to purchase up to an additional $6,756,750 to cover over-allotment for a period of 30 days after the date of Closing.

The proceeds of the offering will be used to fund uranium purchase commitments and future purchases and to repay amounts owing to the Manager, Denison Mines Inc., on account of bridge financing provided in connection with the previous acquisition of uranium. The Company will invest at least 85% of the gross proceeds of the offering in U_3O_8 and UF_6.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U

Uranium Participation Corporation - New Issue

TORONTO, May 9, 2006 -- Uranium Participation Corporation (the "Company") has today entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc., and which includes Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd. pursuant to which the underwriters have agreed to buy and sell to the public 5,454,600 Common Shares from the Company at a price of $8.25 per Common Share, representing an aggregate amount of issue of $45,000,450. Closing is expected on or about May 24, 2006.

The underwriters also have an option to purchase up to an additional $6,756,750 to cover over-allotment for a period of 30 days after the date of Closing.

The proceeds of the offering will be used to fund uranium purchase commitments and future purchases and to repay amounts owing to the Manager, Denison Mines Inc., on account of bridge financing provided in connection with the previous acquisition of uranium. The Company will invest at least 85% of the gross proceeds of the offering in U_3O_8 and UF_6.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium

Participation Corp.'s Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE — Trading symbol: U

Uranium Participation Corporation Files Preliminary Prospectus

TORONTO, May 8, 2006 — Uranium Participation Corporation ("Uranium Participation Corp.") announced today that it has filed a preliminary prospectus to issue common shares. Sprott Securities Inc., as lead underwriter and a syndicate of underwriters including Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation, and Raymond James Ltd. agree to act as underwriters of the offering (the "Offering"). An underwriting agreement has not yet been entered into. The terms of the Offering (including the number of shares, price and gross proceeds) are expected to be determined at a later date.

The proceeds of the offering will be used to fund uranium purchase commitments and future purchases and to repay amounts owing to the Manager, Denison Mines Inc., on account of bridge financing provided in connection with the previous acquisition of uranium. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the offering in U_3O_8 and UF_6.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be

identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 19, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation 

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE PERIOD ENDED FEBRUARY 28, 2006

TORONTO, April 20, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports results for the period March 15, 2005 to February 28, 2006. All amounts are in Canadian currency unless otherwise noted.

Revenue for the period was $27,581,000 consisting of $26,920,000 unrealized gain in the value of U_3O_8 and $661,000 in interest earned on invested cash. Expenses for the period totaled $11,353,000 which included an $8,549,000 provision for income taxes. Expenses also included $1,766,000 foreign exchange loss due to the decline in the value of U.S. currency acquired and held for purchases of U_3O_8. The increase in net assets, after tax, was $16,228,000.

Net asset value at February 28, 2006 was $175,010,000 which is $5.69 per share.

Uranium Participation Corporation was incorporated on March 15, 2005 and commenced active operations with its initial public offering on May 10, 2005. February 28, 2006 is the end of its first fiscal year.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6), with the primary investment objective of achieving appreciation in the value of its U_3O_8 and UF_6 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation
Annual Management Report of Fund Performance (February 28, 2006)

DISCLOSURE

The Canadian securities regulators have introduced new reporting requirements for investment funds which apply to Uranium Participation Corporation ("Uranium Corp" or the "Corporation"). The new reporting includes a management report of fund performance annually and semi-annually. As a result, shareholders now have the option of receiving management reports of fund performance and financial statements on an annual and semi-annual basis. The new reporting also includes quarterly portfolio disclosure at the end of Uranium Corp's first and third quarters. This disclosure can be found on Uranium Corp's website at www.uraniumparticipation.com, within the prescribed time periods.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This annual management report of fund performance contains financial highlights but does not contain the complete annual financial statements of Uranium Corp. You can get a copy of the annual financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com.

This Annual Management Report of Fund Performance is current as of April 19, 2006. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statement. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and, more recently, uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in, holds and sells physical uranium through its wholly-owned subsidiary, Uranium Participation Alberta Corp. (the "Subsidiary"). The Subsidiary was incorporated on May 4, 2005 under the Alberta Business Corporations Act. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" include the Subsidiary.

Uranium Corp is administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the corporation's investment policies and by-laws, please refer to the Company's Annual Information Form dated April 19, 2006 available on SEDAR at www.sedar.com.

INVESTMENT RISK

There are a number of factors that can affect Uranium Corp's business and the value of its securities, including the factors listed below. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since the majority of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the spot price of UF_6 may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the spot price of UF_6 may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's shares.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Corp may not be able to acquire additional uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Corp.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

All uranium owned by Uranium Corp is stored at licensed uranium conversion or enrichment facilities (collectively, "Facilities"). Under the Management Services Agreement, the Manager is required to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp will be funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Corp will be required to either generate cash from either the lending or the sale of uranium or the sale of additional equity securities, including the exercise of outstanding warrants. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, or that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund and an investment in its common shares is not redeemable. As Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Net Asset Value ("NAV")

The NAV per common share reported by Uranium Corp. is based on the spot price of uranium published by Ux Consulting Company LLC. Accordingly, NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

Market Price of Common Shares

The market price of the corporation's common shares is expected to be based on the NAV of Uranium Corp's assets. Uranium Corp cannot predict whether the common shares will trade above, at or below the NAV of Uranium Corp.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the common shareholders. Uranium Corp will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Regulatory and Taxation Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp. was incorporated on March 15, 2005 and commenced its business with its initial public offering on May 10 and May 19, 2005. For the period from commencement of business to February 28, 2006, the net asset value of the fund has increased from $4.81 per share (1) to $5.69 per common share representing an increase of 18.3%. Over a comparable time period, Uranium Corp's benchmark, the Toronto Stock Exchange S&P/TSX Composite Index, has increased by 23.1%.

As at February 28, 2006, Uranium Corp's total net assets were $175,010,000. Of this amount, net proceeds from financings for Uranium Corp contributed $158,782,000 with the balance of $16,228,000 coming from investment operations.

From incorporation date to February 28, 2006, the Corporation has raised gross proceeds of $164,508,000 through the completion of two equity issues and the exercise of a nominal amount of warrants associated with those issues. The first issue in May 2005 raised gross proceeds of $100,000,000 and consisted of the issue of 20,000,000 equity units. Each equity unit consisted of one common share and one-quarter of one warrant. Each whole warrant entitles the holder to purchase a common share at $6.25 until May 10, 2007. A subsequent issue in December 2005 raised gross proceeds of $64,500,000 and consisted of the issue of 10,750,000 common shares. After taking share issue costs into account and nominal warrant exercises, Uranium Corp raised approximately $155,544,000 of net cash proceeds from its equity issue offerings in fiscal 2006.

As at February 28, 2006, Uranium Corp has 30,751,325 common shares and 4,998,675 warrants issued and outstanding. The warrants represent a potential source of additional capital of over $31,241,000 if exercised.

In its investment portfolio, for the period ending February 28, 2006, Uranium Corp has taken physical delivery of 3,800,000 pounds of U_3O_8 at a total purchase cost of $139,569,000 or $36.73 per pound. At February 28, 2006, the fair value of this investment is $166,489,000 or $43.81 per pound. The fair value per pound reflects a U_3O_8 spot price of US$38.50 per pound converted to a Canadian currency equivalent using a foreign exchange rate of 1.1380.

As at February 28, 2006, Uranium Corp also has a purchase commitment for an additional 150,000 pounds of U_3O_8 at an estimated purchase cost of $5,927,000(3) or $39.51 per pound, delivered in April 2006. This commitment is not reflected in the investment portfolio at February

28, 2006. Taking the purchase commitment into account, Uranium Corp has invested approximately 88.4% of its gross cash proceeds from equity financings in uranium as at February 28, 2006.

Investment operation results for the period have been largely driven by after-tax unrealized gains associated with Uranium Corp's U_3O_8 holdings of $17,802,000 [(2)]. U_3O_8 spot prices rose from US$29.00 per pound on May 30, 2005 to US$38.50 per pound on February 27, 2006, an increase of 32.8%. The Canadian currency equivalent increase was 20.8% reflecting the impact of the appreciation of the Canadian dollar versus the U.S dollar over this time frame.

Investment operation expenses for the year were generally in line with the Manager's expectations with the exception of foreign exchange expenses of $1,766,000. The Board of Directors and the Manager have generally followed a practice of converting Canadian currency equity financing proceeds into U.S currency shortly after receipt in order to ensure that adequate U.S currency amounts are on hand to satisfy known U_3O_8 and UF_6 purchase commitments. As the Canadian dollar appreciated versus the U.S dollar during the year, Uranium Corp's U.S currency cash and cash equivalent holdings devalued in Canadian currency terms. This devaluation contributed in large part to the foreign exchange expense referenced above.

(1) Quoted amount represents the pro-forma net asset value per common share of Uranium Corp at May.10, 2005 taking into account only the financial results associated with the company's initial public offering (excluding the exercise of an over-allotment option on May.19, 2005 by the underwriters) and excluding all other activities up to that date. The pro-forma net asset value at May.10, 2005 was $86,634,000.

(2) After-tax unrealized gain of $17,802,000 reflects gross unrealized gains of $26,920,000 net of tax impacts of $9,118,000.

(3) The U.S currency commitments have been converted to Canadian currency equivalents using a foreign exchange rate of 1.1467 in effect at the transaction date.

RECENT DEVELOPMENTS

On March 27, 2006, Uranium Corp held a special meeting of shareholders at which shareholders approved three resolutions. First, the shareholders approved an amendment to Uranium Corp's by-laws to broaden its investment policy to permit it to invest in UF_6 in addition to U_3O_8. Second, the shareholders approved an amendment to Uranium Corp's by-law to permit it to lend U_3O_8 and UF_6 to third parties. Finally, the shareholders approved an amendment to the Management Services Agreement with its Manager to allow for additional payments to be made in connection with the Manager's efforts in arranging significant financings, other significant transactions and the on-going monitoring of such other significant transactions.

Information presented elsewhere in this Annual Management Report on Fund Performance has been updated to reflect the impact of these approved resolutions.

Subsequent to year end, Uranium Corp has entered into additional purchase commitments for 50,000 pounds of U_3O_8 at a purchase cost of $2,385,000[(1)] or $47.71 per pound and 100,000 KgU of UF_6 at an estimated purchase cost of $13,717,000[(2)] or $137.17per KgU. Deliveries under these commitments occurred in April 2006.

Uranium Corp has also entered into a credit agreement with the Manager for a revolving facility not to exceed $25,000,000 which was subsequently reduced to $10,000,000 in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on June 28, 2006 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 2%. Standby fees also apply at a rate of 1% of the committed facility amount. As at April 19, 2006, Uranium Corp has drawn and has outstanding $10,000,000 under the facility.

As at April 19, 2006, the spot price of U_3O_8 has risen to US$41.00 per pound from US$38.50 per pound on February 27, 2006.

(1) The U.S currency commitment has been converted to Canadian currency equivalents using the foreign exchange rate of 1.1534 in effect at the transaction date.

(2) U.S currency amount converted Canadian currency equivalents using the April 17, 2006 foreign exchange rate of 1.1453.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to the Management Services Agreement with the Manager and, as a result, Uranium Corp and the Manager are considered to be related parties. Under the terms of the agreement, as amended on March 27, 2006, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 (an "Initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board of Directors, for on-going monitoring or work associated with an Initiative.

Prior to the approval of the resolutions at the March 27, 2006 special meeting reference above, items c), d) and e) were not included in the Management Services Agreement.

The following transactions were incurred with related parties during the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Fees incurred with the Manager:	
Management fees	$ 423
General office and miscellaneous	34
Commissions on purchases of uranium [1]	2,063
Total fees incurred with related parties	$ 2,520

(1) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investments in uranium.

At February 28, 2006, accounts payable and accrued liabilities includes $62,000 of amounts due to the Manager with respect to the fees indicated above.

MANAGEMENT FEES

Under the terms of the Management Services Agreement, the Manager provides the following services to Uranium Corp in exchange for a management fee:

- accounting functions;
- public and investor relations services, excluding out-of-pocket expenses;
- the provision of officers to serve as Chief Executive Officer and Chief Financial Officer and other executive positions as may be required to manage the business of Uranium Corp;

- the preparation of reports to shareholders, regulatory filing materials and other reports to the Board as may be requested from time to time, excluding out-of-pocket expenses;
- the furnishing of office facilities, services and supplies and a registered address of business for the administration of Uranium Corp; and
- generally manage the business and affairs of Uranium Corp.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2006 [1]
Uranium Corp – Net asset value return	18.3%
Uranium Corp – Market value return	40.2%

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	Since Inception [1]
Uranium Corp – Net asset value return	18.3%
Uranium Corp – Market value return	40.2%
S&P / TSX Composite Index [2]	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp.'s investment portfolio consists of the following as at February 28, 2006:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	3,800,000 lbs	$ 139,569	$ 166,489
Average cost and market value per pound of U_3O_8:			
- In Canadian dollars		$ 36.73	$ 43.81
- In United States dollars		$ 30.75	$ 38.50

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand the Uranium Corp's financial performance for the last five reporting periods. This information is derived from the corporation's audited annual financial statements.

Net Asset Value per Unit

Common Shares – Basic and Diluted	February 2006 [1]
Net asset value, beginning of period [2]	$ 4.81
Increase (decrease) from operations:	
Interest	$ 0.03
Realized gains for the period	$ —
Unrealized gains for the period	$ 1.21
Total expenses before taxes	$ (0.13)
Income tax provision	$ (0.38)
Total increase (decrease) from operations [3]	$ 0.73
Net asset value, end of period	$ 5.69

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) Quoted amount represents the pro-forma net asset value per common share of Uranium Corp at May.10, 2005 taking into account only the financial results associated with the company's initial public offering (excluding the exercise of an over-allotment option on May 19, 2005 by the underwriters) and excluding all other activities up to that date. The pro-forma net asset value at May 10, 2005 was $86,634,000.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

Common Shares	February 2006 [1]
Total net assets, end of the period (000's)	$175,010
Number of common shares outstanding (000's)	30,751
Management expense ratio [2]	
Total expenses before taxes	2.38%
Income tax provision	7.26%
Portfolio turnover rate	Nil
Trading expense ratio [3]	1.75%
Closing market price per common share on the TSX	$ 7.29

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(2) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period of $117,806,000.

(3) Represents total commission expenses for the period over the average net asset value of the fund for the period of $117,806,000. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

URANIUM PARTICIPATION CORPORATION

FINANCIAL STATEMENTS

FEBRUARY 28, 2006

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.





E. Peter Farmer
President
April 19, 2006

James R. Anderson
Chief Financial Officer

Auditors' Report

To The Shareholders of Uranium Participation Corporation,

We have audited the consolidated statement of net assets of Uranium Participation Corporation as at February 28, 2006 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006. These financial statements are the responsibility of Uranium Participation Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Uranium Participation Corporation as at February 28, 2006 and the results of its operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada

March 29, 2006
(except note 7, which is as at April 19, 2006)

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT FEBRUARY 28, 2006

(in thousands of Canadian dollars, except per share amounts)	
Assets	
Investments at market value (at cost-$139,569)	$ 166,489
Cash and cash equivalents	13,996
Sundry receivables and other assets	172
Future income taxes (note 3)	4,131
	$ 184,788
Liabilities	
Accounts payable and accrued liabilities	336
Income taxes payable	324
Future income taxes (note 3)	9,118
Net assets	$ 175,010
Net assets represented by:	
Common shares (note 4)	155,183
Warrants (note 4)	3,599
Retained earnings	16,228
	$ 175,010
Common shares:	
Issued and outstanding	30,751,325
Net asset value per common share	
Basic and diluted	$ 5.69

Commitments (note 6)

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

"Richard H. McCoy"

Richard H. McCoy
Director

"Garth A. C. MacRae"

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Income	
Interest	$ 661
Unrealized gains on investments	26,920
	27,581
Operating expenses	
Management fees (note 5)	423
Storage fees	262
Audit fees	30
Directors fees	93
Legal and other professional fees	10
Shareholder information and other compliance	135
General office and miscellaneous	85
Foreign exchange loss	1,766
	2,804
Increase in net assets before income taxes	24,777
Income tax provision (note 3)	8,549
Increase in net assets after income taxes	16,228
Increase in net assets per common share (note 4)	
Basic and diluted	$ 0.73

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Net assets at beginning of period	$ –
Net proceeds from issue of units and shares, after tax	158,782
Increase in net assets after income taxes	16,228
Net assets at end of period	$175,010

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

(in thousands of Canadian dollars)	
Operating Activities	
Increase in net assets after income taxes	$ 16,228
Adjustments for non-cash items:	
Unrealized gains on investments	(26,920)
Future income tax expense	8,225
Changes in non-cash working capital:	
Change in sundry receivables and other assets	(172)
Change in accounts payable and accrued liabilities	336
Change in income taxes payable	324
Net cash used in operating activities	(1,979)
Investing Activities	
Purchases of investments	(139,569)
Net cash used in investing activities	(139,569)
Financing Activities	
Common share and warrant issues net of pre-tax issue costs	155,544
Net cash generated by financing activities	155,544
Increase in cash and cash equivalents	13,996
Cash and cash equivalents - beginning of period	—
Cash and cash equivalents - end of period	$ 13,996

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2006

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	3,800,000 lbs	$ 139,569	$ 166,489
Average cost and market value per pound of U_3O_8:			
- In Canadian dollars		$ 36.73	$ 43.81
- In United States dollars		$ 30.75	$ 38.50

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 15, 2005 TO FEBRUARY 28, 2006

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium are accounted for on the date that title to the uranium passes to Uranium Corp and are converted to Canadian dollars on the rate of exchange prevailing on that date. Investment cost is determined using the average cost method.

Realized and unrealized gains or losses in uranium represent the difference between the fair value and average cost of uranium investments, in Canadian dollars. Uranium Corp does not separate out the impact on fair value from changes in foreign exchange rates but instead includes the amount in the realized and unrealized gains or losses in uranium.

(b) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting

period date used to value monetary assets and liabilities are reflected in the statement of income as a foreign exchange gain or loss.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balance with banks and highly liquid short-term investments in government or investment grade corporate debt. Short-term investments, together with accrued interest, approximates fair value.

(d) Income Taxes Payable

The Canadian large corporations tax on capital is classified as an income tax liability and is accordingly included in reported income tax liability and current tax expense amount within the income tax provision.

(e) Future Income Taxes

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund trust and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Increase in net assets before income taxes	$ 24,777
Combined federal and Ontario provincial income tax rate	36.12%
Computed income tax expense	8,949
Large corporations tax in excess of surtax	212
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces	(612)
Provision for income taxes	$ 8,549
Provision for (recovery of) income taxes comprised of:	
Current tax expense	$ 324
Future tax expense	8,225
	$ 8,549

The components of the Company's future tax liability as at February 28, 2006 are as follows:

(in thousands of Canadian dollars)	
Future tax assets:	
Tax benefit of share issue costs	$ 2,590
Tax benefit of loss carryforwards	1,541
	$ 4,131
Less: valuation allowance	—
	$ 4,131
Future tax liabilities:	
Unrealized gain on investments	$ (9,118)
Future income tax liability - net	$ (4,987)

As at February 28, 2006, Uranium Corp has a net operating loss carry-forward of $4,265,000 which is scheduled to expire in February 2016.

4. COMMON STOCK, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Stock

The movement in common stock for the period March15, 2005 to February 28, 2006 is as follows:

(in thousands of Canadian dollars, except share numbers)	Shares	Dollars
Common stock – beginning of period	—	$ —
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	30,750,000	164,500
Less: Allocation of proceeds to issued warrants		(3,600)
Less: Issue costs		(8,964)
Add: Tax effect of issue costs		3,238
Warrant exercises		
Gross proceeds	1,325	8
Add: Fair value transfer from warrants		1
Common stock – end of period	30,751,325	$155,183

Common share financings

During May 2005, Uranium Corp issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $6.25 exercisable prior to May 10, 2007. Approximately $3,600,000 of the proceeds has been allocated as the value of the issued warrants.

During December 2005, Uranium Corp issued 10,750,000 shares at $6.00 per share for total gross proceeds of $64,500,000.

Warrants

The movement in the fair value allocated to warrants for the period March 15, 2005 to February 28, 2006 is as follows:

(in thousands of Canadian dollars, except warrant numbers)	Warrants	Dollars
Warrants – beginning of period	—	$ —
Warrants issued during the period		
May 2005 equity unit financing	5,000,000	3,600
Warrants exercised during the period		
May 2005 equity unit financing	(1,325)	(1)
Warrants – end of period	4,998,675	$ 3,599

The $3,600,000 allocation of fair value to the warrants was calculated using the Black-Scholes model using the following assumptions:

Dividend yield	- nil
Risk-free interest rate	- 4 %
Expected life of the warrants	- 2 years
Expected volatility factor of future expected market prices	- 35 %

As at February 28, 2006, the warrants are not dilutive to the net asset value of the fund. When the net asset value per common share of Uranium Corp exceeds $6.25, the warrants will have a dilutive impact.

Increase in Net Assets per Share

The calculation of the basic increase in net assets per common share is based on the weighted average number of shares outstanding of 22,239,774 for the period ending February 28, 2006.

The calculation of the diluted increase in net assets per common share is based on the weighted average number of shares outstanding of 22,287,305 for the period ending February 28, 2006.

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc. (the "Manager") and, Uranium Corp and the Manager are considered to be related parties. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

The following transactions were incurred with related parties during the period March 15, 2005 to February 28, 2006:

(in thousands of Canadian dollars)	
Fees incurred with the Manager:	
Management fees	$ 423
General office and miscellaneous	34
Commissions on purchases of uranium (1)	2,063
Total fees incurred with related parties	$ 2,520

(1) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investments in uranium.

At February 28, 2006, accounts payable and accrued liabilities includes $62,000 of amounts due to the Manager with respect to the fees indicated above.

6. COMMITMENTS

At February 28, 2006, the Manager has agreed to purchase, for and on behalf of Uranium Corp, and subject to certain conditions, 150,000 pounds of U_3O_8 on April 7, 2006. The total purchase commitment and average price amounts are shown below:

(in thousands of dollars, except per pound amounts)	US $	$ Cdn (1)
Total purchase commitments, including commissions:		
150,000 pounds of U_3O_8	$ 5,169	$ 5,927
	$ 5,169	$ 5,927
Average price per pound for U_3O_8 purchase commitments	$ 34.46	$ 39.51

(1) The purchase commitment amount has been translated to Canadian dollars using the April 7, 2006 closing foreign exchange rate of 1.1467.

7. SUBSEQUENT EVENTS

Subsequent to February 28, 2006, the Manager has agreed to purchase, for and on behalf of Uranium Corp, 50,000 pounds of U_3O_8 at US$40.75 per pound totaling US$2,037,500 (excluding commissions), for delivery on April 6, 2006.

The Manager has also committed to the purchase of 100,000 KgU of UF_6 at US$118.00 per KgU totaling US$11,800,000 (excluding commissions) for delivery April, 2006.

Uranium Corp has entered into a credit agreement with the Manager for a revolving facility not to exceed $25,000,000, subsequently reduced to $10,000,000, in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on June 28, 2006 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 2%. Standby fees also apply at a rate of 1% of the committed facility amount. As at April 19, 2006, Uranium Corp has drawn and has outstanding $10,000,000 under the facility.

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MARCH 31, 2006

TORONTO, April 19, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at March 31, 2006 was CDN$6.00 based on the spot price for U_3O_8 at March 31, 2006 which was US$40.50 per pound and the Canadian/US dollar noon exchange rate at month end which was $1.1671. The Company has purchased and taken delivery of 3,800,000 pounds of U_3O_8 at a total cost of CDN$139,569,000. Market value of the investment in U_3O_8, based on the March 31, 2006 spot price, was CDN$179,617,000.

Uranium Corp. has committed to purchase an additional 200,000 pounds of U_3O_8 at an average price of US$35.65 per pound, excluding commissions. Delivery of these volumes occurred in April 2006. The Company has also committed to purchase 100,000 KgU of UF_6 at a price of US$118.00 per KgU. Delivery of the UF_6 occurred in April, 2006.

Uranium Corp. has also put in place a short term credit facility with its Manager, Denison Mines Inc. and has drawn $10,000,000 under the facility. Interest on the loan is at bank prime rate plus 2% and is secured by a portion of its investment in uranium.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U

Uranium Participation Corporation Shareholders Approve Proposed Changes

TORONTO, March 27, 2006 -- Uranium Participation Corporation ("Uranium Participation Corp.") held a special meeting of shareholders at the Toronto Stock Exchange today at which shareholders approved three resolutions. First, the shareholders approved an amendment to Uranium Participation Corp.'s by-law to broaden its investment policy to permit it to invest in uranium hexafluoride (UF_6), in addition to uranium oxide in concentrates (U_3O_8). Second, the shareholders approved an amendment to Uranium Participation Corp.'s by-law to permit it to lend U_3O_8 or UF_6 to third parties. Finally, the shareholders approved an amendment to the management services agreement with its manager, Denison Mines Inc., to allow for additional payments to be made to Denison in connection with its efforts in arranging significant financings and other significant transactions and the on-going monitoring of such transactions.

The full text of these resolutions is available in the Management Information Circular dated February 24, 2006, which is available on the SEDAR website at www.sedar.com.

About Uranium Participation Corp.

Uranium Participation Corp. was created to invest in, hold and may subsequently sell uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President — (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer — (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT FEBRUARY 28, 2006

TORONTO, March 15, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at February 28, 2006 was CDN$5.69 based on the spot price for U_3O_8 at February 28, 2006 which was US$38.50 per pound and the Canadian/US dollar noon exchange rate at month end which was $1.138. The Company has purchased and taken delivery of 3,800,000 pounds of U_3O_8 at a total cost of CDN$139,569,000. Market value of the investment in U_3O_8, based on the February 28, 2006 spot price, was CDN$166,489,000.

Uranium Corp. has also committed to purchase an additional 150,000 pounds of U_3O_8 at an average price of US$33.95 per pound excluding commissions. Delivery of these volumes will occur in April 2006.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JANUARY 31, 2006

TORONTO, February 15, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at January 31, 2006 was CDN$5.62 based on the spot price for U_3O_8 at January 31, 2006 which was US$37.50 per pound and the Canadian/US dollar noon exchange rate at month end which was $1.144. The Company has purchased and taken delivery of 3,800,000 pounds of U_3O_8 at a total cost of CDN$139,569,000. Market value of the investment in U_3O_8, based on the January 31, 2006 spot price, was CDN$163,006,000.

Uranium Corp. has also committed to purchase an additional 150,000 pounds of U_3O_8 at an average price of US$33.95 per pound excluding commissions. Delivery of these volumes will occur in April, 2006.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT DECEMBER 31, 2005

TORONTO, January 12, 2006 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at December 31, 2005 was CDN$5.56 based on the spot price for U_3O_8 at December 31, 2005 which was US$36.25 per pound. The Company has purchased and taken delivery of 3,550,000 pounds of U_3O_8 at a total cost of CDN$129,671,000. Market value of the investment in U_3O_8, based on the December 31, 2005 spot price, was CDN$150,037,000.

Uranium Corp. has also committed in November 2005 to purchase an additional 400,000 pounds of U_3O_8 at an average price of US$34.04 per pound excluding commissions. Delivery of these volumes will occur between January and April, 2006.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT NOVEMBER 30, 2005

TORONTO, December 15, 2005 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at November 30, 2005 was CDN$5.20 based on the spot price for U_3O_8 at November 30, 2005 which was US$34.50 per pound. The Company has purchased and taken delivery of 2,550,000 pounds of U_3O_8 at a total cost of CDN$89,382,000. Market value of the investment in U_3O_8, based on the November 30, 2005 spot price, was CDN$102,702,000.

On December 14, 2005, Uranium Corp. closed a public offering for the sale of common shares and raised aggregate gross proceeds of CDN$64,500,000. Uranium Corp. has also committed to the purchase of an additional 1,400,000 pounds of U_3O_8 at an average price of US$34.26 per pound excluding commissions. Delivery of these volumes will occur between December, 2005 and April, 2006.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U

Uranium Participation Corporation Closes Public Offering

TORONTO, December 14, 2005 -- Uranium Participation Corporation ("Uranium Participation Corp.") is pleased to announce the closing of an aggregate offering of 10,750,000 common shares in the capital of Uranium Participation Corp., which were sold at CDN$6.00 per Common Share, for aggregate gross proceeds of CDN$64,500,000. The Common Shares are listed on the Toronto Stock Exchange under the symbol "U". At least 85% of the gross proceeds received by Uranium Participation Corp. will be invested in uranium oxide in concentrates ("U_3O_8").

Uranium Participation Corp. was created to invest in, hold and may subsequently sell U_3O_8. Uranium Participation Corp. has retained Denison Mines Inc. (the "Manager") pursuant to a management services agreement to manage Uranium Participation Corp.'s activities, including arranging and completing, for and on behalf of Uranium Participation Corp., any purchase and sale of U_3O_8. The Manager, acting for and on behalf of Uranium Participation Corp., has arranged for the purchase of 1.40 million pounds of U_3O_8 at an average price of US$34.26 per pound (plus purchase commissions). Delivery of these volumes is expected to occur between December 2005 and April 2006. Inclusive of this purchase, Uranium Participation Corp. has purchased an aggregate of 3.95 million pounds of U_3O_8 since its initial public offering in May.

The syndicate of Underwriters was led by Sprott Securities Inc., and included Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. Uranium Participation Corp. had granted the Underwriters an option to increase the size of the issue by 2,500,000 Common Shares and an Over-Allotment Option to purchase an additional 750,000 Common Shares, both of which were exercised prior to closing, at the offering price for aggregate proceeds of CDN$19,500,000, which amount is included in the aggregate gross proceeds of CDN$64,500,000.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

About Uranium Participation Corp.

Uranium Participation Corp. was created to invest in, hold and may subsequently sell uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

PRESS RELEASE

Sprott Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Sutie 2750
Toronto, Ontario M5J 2J2

URANIUM PARTICIPATION CORPORATION – NEW ISSUE

Uranium Participation Corporation (the "Company") has today entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc., and which includes Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. pursuant to which the underwriters have agreed to buy and sell to the public 7,500,000 Common Shares from the Company at a price of $6.00 per Common Share, representing an aggregate amount of issue of $45,000,000. Closing is expected on or about December 14, 2005.

The underwriters have the right to increase the size of the issue by up to a maximum of $15 million. The underwriters also have an option to purchase up to an additional $4,500,000 to cover over-allotment for a period of 30 days after the date of Closing.

The Company will invest at least 85% of the gross proceeds of the offering in uranium oxide concentrates ("U_3O_8").

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

About Uranium Participation Corporation
Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation on the value of its U_3O_8 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumpartipation.com.

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U

Uranium Participation Corporation Files Preliminary Prospectus

TORONTO, November 16, 2005 -- Uranium Participation Corporation ("Uranium Participation Corp.") announced today that it has filed a preliminary prospectus to issue common shares. Uranium Participation Corp. has retained Sprott Securities Inc. as lead underwriter of the offering. The net proceeds of the offering will be used to purchase uranium oxide in concentrates ("U_3O_8"). An underwriting agreement has not yet been entered into. The terms of the offering (including the number of shares, price and gross proceeds) are expected to be determined at a later date.

Uranium Participation Corp. was created to invest in, hold and may subsequently sell U_3O_8. Uranium Participation Corp. and Denison Mines Inc. (the "Manager") have entered into a management services agreement pursuant to which the Manager has agreed to manage Uranium Participation Corp.'s activities, including arranging and completing for and on behalf of Uranium Participation Corp., any purchase and sale of U_3O_8. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the offering in U_3O_8.

The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8, which will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT OCTOBER 31, 2005

TORONTO, November 11, 2005 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at October 31, 2005 was CDN$5.11 based on the spot price for U_3O_8 at October 31, 2005 which was US$33.25 per pound. The Company has purchased and taken delivery of 2,550,000 pounds of U_3O_8 at a total cost of CDN$89,382,000. Market value of the investment in U_3O_8, based on the October 31, 2005 spot price, was CDN$100,058,000.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT SEPTEMBER 30, 2005

TORONTO, October 17, 2005 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at September 30, 2005 was CDN$4.86 based on the spot price for U_3O_8 at September 30, 2005 which was US$31.25. The Company has purchased and taken delivery of 2,550,000 pounds of U_3O_8 at a total cost of CDN$89,382,000. Market value of the investment in U_3O_8, based on the September 30, 2005 spot price, was CDN$92,525,000.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE PERIOD ENDED AUGUST 31, 2005

TORONTO, October 5, 2005 – Uranium Participation Corporation ("Uranium Corp") reports results for the interim period ended August 31, 2005. All amounts are in Canadian currency unless otherwise noted.

Net asset value per share at August 31, 2005 was CDN$4.84. The Company has purchased and taken delivery of 2,550,000 pounds of U_3O_8 at a total cost, including commissions, of $89,382,000. Market value of the investment in U_3O_8, based on the spot price for U_3O_8 at August 31, 2005 of US$30.20, was $91,557,000.

Revenue for the period totaled $2,668,000 consisting of unrealized gain in the value of U_3O_8 of $2,175,000 and interest earned on invested cash of $493,000. Expenses for the period totaled $2,019,000 of which $392,000 was operating related and $1,627,000 was a loss on foreign exchange. The foreign exchange loss was due to a decline in the value of US currency acquired and held for purchases of U_3O_8 made during the period. It is anticipated that the impact of foreign exchange on the Company's expenses will be minimal in future periods. Net earnings, after provision for income taxes, totaled $411,000 or $0.02 per share.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information on Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

URANIUM PARTICIPATION CORPORATION

FINANCIAL STATEMENTS

AUGUST 31, 2005

These Financial Statements have not been subject to a review by the Company's Auditors

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS (Unaudited)

(in thousands of Canadian dollars)	As at August 31 2005
Net assets	
Investment in uranium oxide in concentrates – at market (Cost - $89,382)	$ 91,557
Cash and cash equivalents (note 3)	3,563
Sundry receivables and other assets	189
Future income taxes - net (note 4)	1,873
	$ 97,182
Accounts payable and accrued liabilities	457
Net assets	$ 96,725
Net assets represented by:	
Common shares (note 5)	92,714
Warrants (note 5)	3,600
Retained earnings	411
	$ 96,732
Common shares:	
Issued and outstanding	20,000,000
Net asset value per common share	
Basic and diluted	$ 4.84

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

(in thousands of Canadian dollars)	Year to date August 31, 2005 (1)
Income	
Unrealized gain of investment in uranium oxide in concentrates	$ 2,175
Interest	493
	2,668
Expenses	
Management fees (note 6)	183
Storage fees	89
Audit fees	25
Directors fees	34
Shareholder information and other compliance	52
General office and miscellaneous	9
Foreign exchange loss	1,627
	2,019
Earnings before income taxes	649
Income tax expense	
Current	38
Future	200
Net earnings	411
Earnings per common share (note 5)	
Basic and diluted	$ 0.02

(1) Period commenced with incorporation on March 15, 2005.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS (Unaudited)

(in thousands of Canadian dollars)	Year to date August 31, 2005 (1)
Net assets at beginning of period	$ –
Net proceeds from issue of units after tax	96,314
Net earnings	411
Net assets at end of period	$ 96,725

(1) Period commenced with incorporation on March 15, 2005.

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(in thousands of Canadian dollars)	Year to date August 31, 2005 [1]
Operating Activities	
Net earnings after income taxes	$ 411
Adjustments for non-cash items:	
Unrealized gain of investment in uranium oxide in concentrates	(2,175)
Future income tax expense	200
Changes in non-cash working capital:	
Change in sundry receivables and other assets	(189)
Change in accounts payable and accrued liabilities	457
Net cash used in operating activities	(1,296)
Investing Activities	
Purchases of investments in uranium oxide in concentrates	(89,382)
Net cash used in investing activities	(89,382)
Financing Activities	
Common share and warrant issues net of pre-tax issue costs	94,241
Net cash generated by financing activities	94,241
Increase in cash and cash equivalents	3,563
Cash and cash equivalents - beginning of period	-
Cash and cash equivalents - end of period	$ 3,563

(1) Period commenced with incorporation on March 15, 2005.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO (Unaudited)

(in thousands of Canadian dollars, except pound amounts)	As at August 31, 2005		
	Pounds	Cost	Market
Investment in uranium oxide in concentrates	2,550,000	$ 89,382	$ 91,557
Per pound values:			
- In Canadian dollars		$ 35.05	$ 35.90
- In United States dollars		$ 28.78	$ 30.20

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) with the primary investment objective of achieving appreciation in the value of U_3O_8 holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Interim financial statements do not include all information required by GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Significant Accounting Policies

(a) Investment in Uranium Oxide in Concentrates (U_3O_8)

Investments in U_3O_8 are valued at fair value based on the spot price for U_3O_8 published by Ux Consulting Company, LLC translated to Canadian dollars using the month end foreign exchange rate. Unrealized gains or losses in U_3O_8 represent the difference between the fair value and average cost of U_3O_8 purchases, in Canadian dollars, and is recorded in the statement of operations in accordance with CICA Accounting Guideline 18, Investment Companies.

(b) Foreign Exchange Translation

United States dollar investments are translated to Canadian dollars at the rate of exchange prevailing at the transaction date. Any differences between the period end rate of exchange and the rate of exchange prevailing at the time the investments were acquired is recorded in the statement of income as foreign exchange gain or loss. Expenses incurred in United States dollars are translated at the rates of exchange prevailing when the transaction occurred.

(c) Future Income Taxes

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary timing differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. The Canadian large corporations tax on capital is included in the provision for income taxes within current tax expense.

3. CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance consists of:

(in thousands of Canadian dollars)	August 2005
Cash	$ 14
Cash equivalents	3,549
	$ 3,563

4. INCOME TAXES

Uranium Corp operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense (benefit) included in the consolidated statement of operations for the year to date period ending August 31, 2005:

(in thousands of Canadian dollars)	August 2005
Earnings before income taxes	$ 649
Combined federal and Ontario provincial income tax rate	36.12%
Computed income tax expense	234
Large corporations tax in excess of surtax	38
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces	(34)
Provision for income taxes	$ 238
Provision for (recovery of) income taxes comprised of:	
Current tax expense	$ 38
Future tax expense	200
	$ 238

The components of the Company's future tax asset (liability) are as follows:

(in thousands of Canadian dollars)	August 2005
Future tax assets:	
Tax benefit of share issue costs	$ 2,073
Tax benefit of loss carryforwards	537
	$ 2,610
Less: valuation allowance	-
	$ 2,610
Future tax liabilities:	
Unrealized gain of investment in U_3O_8	(737)
Future income taxes - net	$ 1,873

5. COMMON STOCK, WARRANTS AND EARNINGS PER SHARE

Common Stock

The movement in common stock for the period March15 to August 31, 2005 is as follows:

(in thousands of Canadian dollars, except share numbers)	August 2005	
	Shares	$
Common stock – beginning of period	-	$ -
Gross proceeds from issue of equity units during the period	20,000,000	100,000
Less: Gross equity unit issue costs		(5,759)
Add: Tax effect of unit issue costs		2,073
Less: Allocation of proceeds to issued warrants		(3,600)
Common stock – end of period	20,000,000	$ 92,714

Common share financings

During the period, Uranium Corp issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant to purchase one common share at $6.25 exercisable prior to May 10, 2007. The pre-tax net proceeds, after issue costs, was $94,241,000. Approximately $3,600,000 of the proceeds has been allocated as the value of the issued warrants.

Warrants

The movement in warrants for the period March 15, 2005 to August 31, 2005 is as follows:

(in thousands of Canadian dollars, except warrant numbers)	August 2005	
	Warrants	$
Warrants – beginning of period	-	$ -
Warrants issued during the period		
May 2005 equity unit financing	5,000,000	3,600
Warrants – end of period	5,000,000	$ 3,600

The $3,600,000 allocation of fair value to the warrants was calculated using the Black-Scholes model using the following assumptions:

Dividend yield	- nil
Risk-free interest rate	- 4 %
Expected life of the warrants	- 2 years
Expected volatility factor of future expected market prices	- 35 %

Earnings Per Share

The calculation of basic earnings per share is based on the weighed average number of shares outstanding during the period March 15 to August 31, 2005 which is 20,000,000.

6. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc. (the "Manager") and as a result, Uranium Corp and the Manager are considered to be related parties. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors;

and b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of up to 0.3% per annum based upon Uranium Corp's net asset value in excess of $100,000,000.

The following transactions were incurred with related parties during the period March 15, 2005 to August 31, 2005:

(in thousands of Canadian dollars)	Year to date August 31, 2005 [1]
Fees incurred with the Manager:	
Management fees	$ 167
General office and miscellaneous	5
Commissions on purchase of U_3O_8 [2]	1,321
Total fees incurred with related parties	$ 1,493

(1) Period commenced with incorporation on March 15, 2005.
(2) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investment in U_3O_8.

At August 31, 2005, accounts payable and accrued liabilities includes $265,000 of amounts due to the Manager with respect to the fees indicated above.

Uranium Participation Corporation
Interim Management Report of Fund Performance
August 31, 2005

This interim management report of fund performance contains financial highlights but does not contain the complete interim financial statements of the investment company. This report should be read in conjunction with the interim financial statements of Uranium Participation Corporation as at and for the interim period ended August 31, 2005 which, if not attached, are available by contacting the Manager, Denison Mines Inc. by telephone at 416-979-1991 or in writing at 595 Bay Street, Suite 402, Toronto, ON, M5G 2C2 or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com.

Uranium Participation Corporation ("Uranium Corp.") is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Corp is administered by its board of directors and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement.

Investment Objectives and Strategy

Uranium Corp. is an investment holding entity created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8) with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. Uranium Corp provides an investment alternative for investors interested in investing directly in U_3O_8. The corporation's common shares represent an indirect interest in physical U_3O_8 owned by Uranium Corp.

The strategy of Uranium Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in U_3O_8 in a manner that does not directly include risks associated with investments in companies that explore for, mine and process uranium.

Investment Risk

Uranium Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the common shares are factors which affect the price of U_3O_8.

Uranium Corp. does not engage in any hedging activities involving its U_3O_8, so the value of its common shares and warrants will depend upon, and typically fluctuate with, fluctuations in the price of its U_3O_8.

The market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining, and may be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies; interest rates; and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

Results of Operations

Uranium Corp. was incorporated on March 15, 2005. On May 10, 2005, Uranium Corp. completed an initial public offering totaling $90,000,000 and, on May 19, 2005, completed a further issue of $10,000,000 resulting from an over allotment option granted to the underwriters. In total 20,000,000 equity units were issued, each unit consisting of one common share and one-quarter of one warrant. Each whole warrant entitles the holder to purchase a common share at $6.25 until May 10, 2007. Net proceeds of the offering, after issue costs, totaled $94,241,000.

Uranium Corp. has purchased 2,550,000 pounds of uranium oxide in concentrates (U_3O_8) at a total purchase price of $89,382,000, including commissions of $1,321,000. At August 31, 2005, the market value of the U_3O_8 purchased was $91,557,000 based on the Ux Consulting Company, LLC published spot price for U_3O_8 of US$30.20 and the month-end US/Canadian dollar exchange rate of $1.1889.

For the period ended August 31, 2005 net income totaled $411,000 or $0.02 per share on a basic and fully diluted basis. Revenue consisted of interest earned on invested cash of $493,000 and unrealized gain on the investment in U_3O_8 of $2,175,000. Expenses, before income tax provisions, totaled $2,019,000, of which $392,000 was operating related and $1,627,000 was a loss on foreign exchange.

With the exception of the impact of foreign exchange, the funds operating expenses were generally in line with the Manager's expectations. Foreign exchange has negatively impacted the net asset value of the fund in two ways. First, it has increased the funds expenses by $1,627,000 during the period, and, it negatively impacted the fair value of the funds U_3O_8 holdings on a Canadian dollar basis.

Uranium Corp's foreign exchange expense of $1,627,000 (equivalent to a decrease in net asset value of $0.08 per share) resulted primarily from the decline in the value of the U.S currency acquired for the purpose of making U_3O_8 purchases during the period. The initial public offering proceeds were converted to U.S. dollars at an average foreign exchange rate of 1.2404, compared to an average foreign exchange rate of 1.2179 realized from U_3O_8 purchase activities. It is anticipated that the impact of foreign exchange on the funds expenses will be minimal in future periods.

As referenced above, the foreign exchange rate has also negatively impacted the fair value of the funds U_3O_8 holdings. In spite of an increase of 4.9% in the value of U_3O_8 per pound on a U.S dollar basis, foreign exchange has reduced that increase to 2.4% on a Canadian dollar basis. Since Uranium Corp. commenced its U_3O_8 purchase activity from May 19, 2005 to the end of August 31, 2005, spot prices for U_3O_8 have risen from US$29.00 per pound to US$30.20 per pound. The funds average U.S cost per pound, including capitalized commissions paid to the Manager, is US$28.78 per pound.

Related Party Transactions

Uranium Corp. is a party to a management services agreement with Denison Mines Inc. (the "Manager") and, as a result, Uranium Corp. and the Manager are considered to be related parties. Under the terms of the agreement, Uranium Corp. is required to pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors; and b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of up to 0.3% per annum based upon Uranium Corp.'s net asset value in excess of $100,000,000.

The following transactions were incurred with related parties during the period March 15, 2005 to August 31, 2005:

(in thousands of Canadian dollars)	
Fees incurred with the Manager:	
Management fees	$ 167
General office and miscellaneous	5
Commissions on purchase of U_3O_8	1,321
Total fees incurred with related parties	$ 1,493

At August 31, 2005, accounts payable and accrued liabilities includes $265,000 of amounts due to the Manager with respect to the fees indicated above.

Financial Highlights

The following table shows selected key financial information about the corporation and is intended to help you understand the company's financial performance for the period since inception on March 15, 2005 to August 31, 2005:

Financial Highlights	
Net asset value per share (in Canadian dollars) [1]	
Net asset value, beginning of period (after initial public offering)	$ 4.82
Increase (decrease) from operations:	
Total income	
Unrealized gains for the period	0.11
Interest	0.02
Total expenses, including taxes [2]	(0.11)
Total increase from operations	0.02
Net asset value, end of period	$ 4.84
Spot price of U_3O_8 per pound (in U.S dollars)	
Spot price of U_3O_8, beginning of period	$ 21.75
Spot price of U_3O_8, end of period	$ 30.20

[1] These calculations are based on 20,000,000 common shares outstanding;
[2] Includes a net asset value decrease of ($0.08) attributable to foreign exchange losses;

Summary of Investment Portfolio

Uranium Corp.'s investment portfolio consists of the following:

(in thousands of Canadian dollars, except pound amounts)	As at August 31, 2005		
	Pounds	Cost	Market
Investment in U_3O_8	2,550,000	$ 89,382	$ 91,557
Per pound values:			
- In Canadian dollars		$ 35.05	$ 35.90
- In United States dollars		$ 28.78	$ 30.20

The corporation also has cash and cash equivalents of $3,563,000. It is the corporation's current intention to hold its U_3O_8 as a long term investment.

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JULY 31, 2005

TORONTO, August 12, 2005 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at July 31, 2005 was CDN$4.87 based on the spot price for U_3O_8 at July 31, 2005 which was US$29.50.

Uranium Corp. has entered into various agreements to purchase 2,550,000 pounds of U_3O_8 at an average price of US$28.35 totaling US$72,305,000. In addition, a commission of 1.5% is payable on these purchases. As at July 31, 2005, 1,950,000 pounds have been delivered and included in the investment portfolio. The remaining purchases will be delivered prior to August 31, 2005.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. Additional information on Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

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THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JUNE 30, 2005

TORONTO, July 14, 2005 -- Uranium Participation Corporation ("Uranium Corp.") reports its net asset value per share at June 30, 2005 was CDN$4.80 based on the spot price for U_3O_8 at June 30, 2005 which was US$29.00, unchanged from the price at May 31, 2005. The spot price for U_3O_8 was quoted at US$29.50 as of July 11, 2005.

At June 30, 2005 Uranium Corp. has entered into various agreements to purchase 2,350,000 pounds of U_3O_8 at an average price of US$28.20 totaling US$66,280,000. In addition, a commission of 1.5% is payable on these purchases. As at June 30, 2005, 1,050,000 pounds have been delivered and included in the investment portfolio. The remaining purchases will be delivered at various times through to August 31, 2005.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MAY 31, 2005

TORONTO, June 21, 2005 -- Uranium Participation Corporation ("Uranium Corp.") closed its initial public offering ("IPO") and became listed on the Toronto Stock Exchange on May 10, 2005. Total proceeds raised through the IPO, including the exercise of an over allotment option which was closed on May 19, 2005, was CND$100,000,000. After paying costs of the issue, net proceeds raised were CND$94,200,000.

Uranium Corp. has entered into various agreements to purchase 2,150,000 pounds of U_3O_8 at an average purchase price of US$28.13 per pound totaling US$60,480,000. In addition, commission of 1.5% is payable to the Manager, Denison Mines Inc., on these purchases. As at May 31, 2005, 200,000 pounds have been delivered and are included in the investment portfolio. The remaining purchases will be delivered at various times through to September 30, 2005.

The spot price for uranium at May 31, 2005, as quoted by Ux Consulting Company, LLC, was US$29.00 and based on this price and the U_3O_8 delivered to date, the Company's net asset value as of May 31, 2005 is CDN $4.84 per share.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest substantially all of its assets in uranium oxide in concentrates (U_3O_8), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U (Common Shares)
U.WT (Warrants)

Uranium Participation Corporation Closes Over-Allotment Option

TORONTO, May 19, 2005 -- Uranium Participation Corporation ("Uranium Participation Corp.") is pleased to announce the closing of the over-allotment option granted in connection with Uranium Participation Corp.'s initial public offering that was completed on May 10, 2005. An aggregate of 2,000,000 units ("Units") were sold as a result of the exercise of the over-allotment option at CDN$5.00 per Unit, for aggregate gross proceeds of CDN$10,000,000. Each Unit is comprised of one common share ("Common Share") and one-quarter purchase warrant (each whole warrant, a "Warrant") of Uranium Participation Corp. Each whole Warrant is exercisable at CDN$6.25 for a period of 24 months from May 10, 2005. This brings the total amount of equity capital raised by Uranium Participation Corp. to CDN$100,000,000. The Common Shares and the Warrants are listed on the Toronto Stock Exchange under the symbol "U" and "U.WT", respectively.

Uranium Participation Corp. was created to invest in, hold and may subsequently sell uranium oxide in concentrates ("U_3O_8"). Uranium Participation Corp. and Denison Mines Inc. (the "Manager") have entered into a management services agreement pursuant to which the Manager has agreed to manage Uranium Participation Corp.'s activities, including arranging for, and completing, for and on behalf of Uranium Participation Corp., any purchase and sale of U_3O_8. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the over-allotment in U_3O_8.

The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8, which will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices.

A syndicate of Agents for Uranium Participation Corp.'s initial public offering was led by Sprott Securities Inc., and included Dundee Securities Corporation, TD Securities Inc., National Bank Financial Inc. and Canaccord Capital Corporation.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

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THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U

Uranium Participation Corporation Closes Initial Public Offering

TORONTO, May 10, 2005 -- Uranium Participation Corporation ("Uranium Participation Corp.") is pleased to announce the closing of its initial public offering. An aggregate of 18,000,000 units ("Units") were sold at CDN$5.00 per Unit, for aggregate gross proceeds of CDN$90,000,000. Each Unit is comprised of one common share ("Common Share") and one-quarter purchase warrant (each whole warrant, a "Warrant") of Uranium Participation Corp. Each whole Warrant is exercisable at $6.25 for a period of 24 months from May 10, 2005. The Common Shares and the Warrants are listed on the Toronto Stock Exchange under the symbol "U" and "U.WT", respectively.

Uranium Participation Corp. was created to invest in, hold and may subsequently sell uranium oxide in concentrates ("U_3O_8"). Uranium Participation Corp. and Denison Mines Inc. (the "Manager") have entered into a management services agreement pursuant to which the Manager has agreed to manage Uranium Participation Corp.'s activities, including arranging for, and completing for and on behalf of Uranium Participation Corp., any purchase and sale of U_3O_8. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the offering in U_3O_8.

The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8, which will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices.

The Manager, acting for and on behalf of Uranium Participation Corp., has accepted a number of proposals for the supply of a total of 1,850,000 pounds of U_3O_8, at an average price of US$27.87 per pound.

A syndicate of Agents was led by Sprott Securities Inc., and included Dundee Securities Corporation, TD Securities Inc., National Bank Financial Inc. and Canaccord Capital Corporation.

Uranium Participation Corp. has granted to the Agents an option, exercisable in whole or in part until 30 days following the closing date, to purchase up to an additional 2,700,000 Units of the offering at the offering price. If the over-allotment option is exercised, at least 85% of the gross proceeds received by Uranium Participation Corp. will be invested in U_3O_8.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

May 24, 2006

Item 3. News Release

A news release announcing the change referred to in this report was issued on May 24, 2006 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") announced the closing of an aggregate offering of 6,272,790 common shares of the Company, which were sold at a price of $8.25 per common share for aggregate gross proceeds of $51,750,517. The common shares sold as part of the offering include 818,190 common shares issued as a result of the exercise by the underwriters of the over-allotment option.

The syndicate of underwriters was led by Sprott Securities Inc., and included Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd.

Item 5. Full Description of Material Change

See the news release issued on May 24, 2006, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

E. Peter Farmer, President
Tel: (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 30th day of May, 2006.

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U

Uranium Participation Corporation - Closes Public Offering

TORONTO, May 24, 2006 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of an aggregate offering of 6,272,790 common shares of the Company, which were sold at a price of $8.25 per common share for aggregate gross proceeds of $51,750,517. The common shares sold as part of the offering include 818,190 shares issued as a result of the exercise of the over-allotment option by the underwriters.

The syndicate of underwriters was led by Sprott Securities Inc., and included Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd.

The proceeds of the offering will be used to fund uranium purchase commitments and future purchases and to repay amounts owing to the Manager, Denison Mines Inc., on account of bridge financing provided in connection with the previous acquisition of uranium. The Company will invest at least 85% of the gross proceeds of the offering in uranium, which may include uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Prospectus dated May 17, 2006, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests in U_3O_8 and UF_6 with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

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THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue

May 17, 2006



URANIUM PARTICIPATION CORPORATION

$45,000,450

5,454,600 Common Shares

This short form prospectus is being filed to qualify the distribution (the "Offering") of 5,454,600 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") at a price of $8.25 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of May 9, 2006 between Uranium Participation Corp. and Sprott Securities Inc. ("Sprott") and Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On May 16, 2006, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $8.54.

Price: $8.25 per Common Share

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Corporation[(2)]
Per Common Share.........	$8.25	$0.37125	$7.87875
Total[(3)]	$45,000,450	$2,025,020	$42,975,430

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $2,025,000, representing 4.5% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase up to an additional 818,190 common shares (the "Optioned Shares") at the Offering Price. Unless the context otherwise requires, references herein to "Offering" or "Common Shares" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $51,750,517, $2,328,773 and $49,421,744, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about May 24, 2006 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than June 8, 2006. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the Common Shares involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and ''forward-looking information'' which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiary. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", ''expect'', ''intent'', "estimate", "anticipate", "plan", "should", ''believes'', or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information statement.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on May 16, 2006 was $1.00 = US$0.90 (US$1 = $1.11).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 19, 2006 for the financial year ended February 28, 2006;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2006, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Management's Report of Fund Performance dated April 20, 2006 for the financial year ended February 28, 2006;

(d) the management information circular of the Corporation dated February 24, 2006 prepared in connection with the special meeting of shareholders of the Corporation held on March 27, 2006; and

(e) the management information circular of the Corporation dated April 21, 2006 prepared in connection with the annual general meeting of shareholders of the Corporation to be held May 25, 2006.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, based on legislation in effect on the date of this short form prospectus, the Common Shares to be distributed hereunder, if issued on the date hereof, would be "qualified investments" under the *Income*

Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended. Uranium Participation Corp. is an investment holding entity created to invest at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings.

Uranium Participation Alberta Corp. (the "Subsidiary") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. The Subsidiary directly invests in, and holds, uranium oxide in concentrates ("U_3O_8") and, more recently, uranium hexafluoride ("UF_6"). Unless the context requires otherwise, references to "uranium" mean U_3O_8 and UF_6. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiary.

The Corporation is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

RECENT DEVELOPMENTS

The net asset value per share of the Corporation at March 31, 2006 was $6.00 based on the spot price for $U_3 0_8$ at March 31, 2006 which was US$40.50 per pound and the Canadian/US dollar noon exchange rate at month end which was $1.1671. Since inception to March 31, 2006, the Corporation has purchased and taken delivery of 3,800,000 pounds of $U_3 0_8$ at a total cost of $139,569,000. Market value of the investment in $U_3 0_8$ based on the March 31, 2006 spot price was $179,617,000.

During April 2006 Uranium Participation Corp. took delivery of an additional 200,000 pounds of $U_3 0_8$ and 100,000 KgU as UF_6 at an average price of US$35.65 per pound and US$118.00 per KgU, respectively, excluding commissions.

In April 2006, Uranium Participation Corp. entered into commitments to purchase 200,000 KgU as UF_6 for US$122.55 per KgU for delivery in June 2006.

Uranium Participation Corp. has a credit agreement with the Manager for a revolving facility up to $25,000,000 that expires on June 28, 2006. The Corporation requested that the limit of the credit facility be reduced to $10,000,000 but subsequently on April 21, 2006, the Corporation increased the limit of the revolving facility by $15,000,000 to its original limit of $25,000,000. As at May 5, 2006, the Corporation has drawn and has outstanding $10,000,000 under the facility. The loan proceeds were used to fund the purchase of 200,000 pounds of $U_3 0_8$ in April 2006. Amounts outstanding under the credit facility are due on June 28, 2006 and bear interest at an annual rate representing the annual prime rate of interest offered by a Canadian chartered bank plus 2%.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's consolidated capitalization as February 28, 2006, the date of the most recent consolidated financial statements filed by the Corporation, and at February 28, 2006 after giving effect to the Offering. The table should be read in conjunction with the consolidated financial statements of the Corporation, including the notes thereto, and management's discussion and analysis incorporated by reference in this short form prospectus.

	As at February 28, 2006 (dollars in thousands)	**As at February 28, 2006 After Giving Effect to the Offering[(1)] (dollars in thousands)**
	(audited)	(unaudited)
Shareholders' Equity		
Common Shares	$155,183	$197,558
(Authorized – unlimited)	(30,751,325 shares)	(36,205,925 shares)
Warrants	$3,599	$3,599
	(4,998,675 warrants)	(4,998,675 warrants)
Retained Earnings	$16,228	$16,228
Total Capitalization	$175,010	$217,385

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $42,375,430 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $48,821,744.

The net proceeds of the Offering will be used by the Corporation to fund the (i) Corporation's purchase commitment in respect of 200,000 KgU as UF_6 referred to under "Recent Developments" (US$24.9 million, including commissions payable to the Manager), (ii) repay amounts due to the Manager under the credit facility referred to in "Recent Developments" ($10.2 million, including accrued interest and fees) and (iii) as to the balance, to fund future purchases of uranium and fund ongoing obligations of the Corporation. At least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on May 24, 2006, or on such other date as may be agreed upon by the Corporation and the Underwriters (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.37125 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option

being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $51,750,517, $2,328,773 and $49,421,744, respectively. The Corporation will pay to the Underwriters a fee of $0.37125 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through an affiliate of one of the Underwriters, to offer the Common Shares to purchasers located in the United States and to U.S. Persons that are institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act to whom the Corporation will sell Common Shares in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The Corporation has applied to list the Common Shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Sprott, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares, of which 30,823,875 Common Shares were outstanding as of May 5, 2006. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and investment in the Common Shares is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 value per KgU at December 31 for the four years ended December 31, 2005, as at February 28, 2006 and May 5, 2006.

	December 31				**February 28**	**May 5**
	2002	**2003**	**2004**	**2005**	**2006**	**2006**
U_3O_8	$10.20	$14.50	$20.70	$36.25	$38.50	$41.50
UF_6	$31.65	$43.14	$63.09	$106.22	$112.09	$119.93

As published by $U_xCo.$ in US dollars

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase $U_3 0_8$ or UF_6. Such commitments are generally subject to conditions in favour of the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares and the common share purchase warrants of the Corporation issued in May 2005 (the "Warrants").

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot price of uranium published by UxCo. Accordingly, NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Income Tax Act (Canada).

Market Price of Common Shares

It appears that the market price of the Common Shares is based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Participation Corp.

The market price of the Common Shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. If it does, it intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are

exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated May 17, 2006 relating to the issue and sale of 5,454,600 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2006 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006. Our report relating to such financial statements is dated March 29, 2006 (except for Note 7, which is dated April 19, 2006).

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
May 17, 2006

CERTIFICATE OF THE CORPORATION AND THE PROMOTER

Dated: May 17, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Garth MacRae
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James R. Anderson
Executive Vice President and Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: May 17, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION

By: (Signed) Robert Klassen

CIBC WORLD MARKETS INC.

By: (Signed) David A. Scott

NATIONAL BANK FINANCIAL INC.

By: (Signed) Bruno Kaiser

SCOTIA CAPITAL INC.

By: (Signed) J. Paul Rollinson

CANACCORD CAPITAL CORPORATION

By: (Signed) Craig G. H. Warren

RAYMOND JAMES LTD.

By: (Signed) J. Graham Fell

Borden Ladner Gervais LLP
Lawyers • Patent & Trade-mark Agents
Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada M5H 3Y4
tel.: (416) 367-6000 fax: (416) 367-6749
www.blgcanada.com



BORDEN
LADNER
GERVAIS

May 17, 2006

FILED BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Uranium Participation Corporation
Final Prospectus dated May 17, 2006

We refer to the final prospectus of Uranium Participation Corporation (the "Corporation") dated May 17, 2006 (the "Prospectus") relating to the new issue of common shares of the Corporation.

We hereby consent to the inclusion of our name on the face page and under the heading "Interest of Experts" in the Prospectus and to the reference and use of our opinion under the heading "Eligibility for Investment" contained in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our opinion or within our knowledge as a result of the services performed by us in connection with our opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person.

Yours truly,

Borden Ladner Gervais LLP

CALGARY • MONTRÉAL • OTTAWA • TORONTO • VANCOUVER • WATERLOO REGION

Heenan Blaikie

FILED BY SEDAR

May 17, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island, Registrar of Securities

Dear Sirs/Mesdames:

Re: URANIUM PARTICIPATION CORPORATION
Final Short Form Prospectus

We refer to the final short form prospectus (the "Prospectus") of Uranium Participation Corporation dated May 17, 2006.

We hereby consent to the reference to our name and to the use of our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Interest of Experts".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to therein or that are within our knowledge as a result of services that we performed in connection with such opinions.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus and is not to be relied upon for any other purpose.

Yours truly,

(signed) Heenan Blaikie LLP

T 604 891.0011
F 604 669.5101

1055 West Hastings Street
Suite 2200
Vancouver, British Columbia
Canada V6E 2E9

www.heenanblaikie.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

May 17, 2006

Private and Confidential

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island

We refer to the prospectus of Uranium Participation Corporation ("UPC" or the "Company") dated May 17, 2006 relating to the sale and issue of common shares of the Company.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report to the Shareholders of the Company on the following financial statements. Our report is dated March 29, 2006, except as to Note 7 to the financial statements, which is dated April 19, 2006.

- Consolidated statement of net assets as at February 28, 2006;
- Consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006.



We report that we have read the prospectus and all information incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information incorporated by reference therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants



Ontario Securities Commission

Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation
(Common Shares)

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador** have been issued for the **Short Form Prospectus** of the above Issuer dated **May 17th, 2006**.

DATED at Toronto this 17th day of May, 2006.

Leslie Byberg

Leslie Byberg
Manager, Investment Funds Branch

SEDAR Project **#934559**

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2006-MC-1389

NUMÉRO DE PROJET SÉDAR: 934559

DOSSIER N° : 24121

Objet : Uranium Participation Corporation
Demande de visa

Vu la demande présentée le 8 mai 2006;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 du *Règlement 44-101 sur le placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-33.2.

En conséquence, l'Autorité des marchés financiers octroie le :

> visa pour le prospectus simplifié du 17 mai 2006 de Uranium Participation Corporation concernant le placement de 6 272 790 actions ordinaires au prix de 8,25 $ l'action.

Le visa prend effet le 17 mai 2006.

(s) Louis Auger
Louis Auger
Chef du Service du financement des sociétés

ARL/ir

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

A copy of this amended and restated preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this amended and restated preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS

New Issue — May 9, 2006



URANIUM PARTICIPATION CORPORATION

$45,000,450

5,454,600 Common Shares

This amended and restated short form prospectus is being filed to qualify the distribution (the "Offering") of 5,454,600 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") at a price of $8.25 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of May 9, 2006 between Uranium Participation Corp. and Sprott Securities Inc. ("Sprott") and Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On May 8, 2006, the last trading day prior to the date of this amended and restated preliminary short form prospectus, the closing price of the Common Shares on the TSX was $9.15.

Price: $8.25 per Common Share

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Corporation[(2)]
Per Common Share.........	$8.25	$0.37125	$7.87875
Total[(3)]	$45,000,450	$2,025,020	$42,975,430

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $2,025,000, representing 4.5% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase up to an additional 818,190 common shares (the "Optioned Shares") at the Offering Price. Unless the context otherwise requires, references herein to "Offering" or "Common Shares" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $51,750,517, $2,328,773 and $49,421,744, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about May 24, 2006 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than June 8, 2006. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the Common Shares involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and ''forward-looking information'' which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiary. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", ''expect'', ''intent'', "estimate", "anticipate", "plan", "should", ''believes'', or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information statement.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on February 28, 2006 (the Corporation's financial year end) was $1.00 = US$0.88 (US$1 = $1.14). And on May 8, 2006 was $1.00 = US$0.90 (US$1 = $1.11).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 19, 2006 for the financial year ended February 28, 2006;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2006, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Management's Report of Fund Performance dated April 20, 2006 for the financial year ended February 28, 2006;

(d) the management information circular of the Corporation dated February 24, 2006 prepared in connection with the special meeting of shareholders of the Corporation held on March 27, 2006; and

(e) the management information circular of the Corporation dated April 21, 2006 prepared in connection with the annual general meeting of shareholders of the Corporation to be held May 25, 2006.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, based on legislation in effect on the date of this short form prospectus, the Common Shares to be distributed hereunder, if issued on the date hereof, would be "qualified investments" under the *Income*

Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended.

Uranium Participation Alberta Corp. (the "Subsidiary") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. The Subsidiary directly invests in, and holds, uranium oxide in concentrates ("U_3O_8") and, more recently, uranium hexafluoride ("UF_6"). Unless the context requires otherwise, references to "uranium" mean U_3O_8 and UF_6. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiary.

RECENT DEVELOPMENTS

The net asset value per share of the Corporation at March 31, 2006 was \$6.00 based on the spot price for $U_3 0_8$ at March 31, 2006 which was US\$40.50 per pound and the Canadian/US dollar noon exchange rate at month end which was \$1.1671. Since inception to March 31, 2006, the Corporation has purchased and taken delivery of 3,800,000 pounds of $U_3 0_8$ at a total cost of \$139,569,000. Market value of the investment in $U_3 0_8$ based on the March 31, 2006 spot price was \$179,617,000.

During April 2006 Uranium Participation Corp. took delivery of an additional 200,000 pounds of $U_3 0_8$ and 100,000 KgU as UF_6 at an average price of US\$35.65 per pound and US\$118.00 per KgU, respectively, excluding commissions.

In April 2006, Uranium Participation Corp. entered into commitments to purchase 200,000 KgU as UF_6 for US\$122.55 per KgU for delivery in June 2006.

Uranium Participation Corp. has a credit agreement with the Manager for a revolving facility up to \$25,000,000 that expires on June 28, 2006. The Corporation requested that the limit of the credit facility be reduced to \$10,000,000 but subsequently on April 21, 2006, the Corporation increased the limit of the revolving facility by \$15,000,000 to its original limit of \$25,000,000. As at May 5, 2006, the Corporation has drawn and has outstanding \$10,000,000 under the facility. The loan proceeds were used to fund the purchase of 200,000 pounds of $U_3 0_8$ in April 2006. Amounts outstanding under the credit facility are due on June 28, 2006 and bear interest at an annual rate representing the annual prime rate of interest offered by a Canadian chartered bank plus 2%.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's consolidated capitalization as February 28, 2006, the date of the most recent consolidated financial statements filed by the Corporation, and at February 28, 2006 after giving effect to the Offering. The table should be read in conjunction with the consolidated financial statements of the Corporation, including the notes thereto, and management's discussion and analysis incorporated by reference in this short form prospectus.

	As at February 28, 2006 (dollars in thousands)	As at February 28, 2006 After Giving Effect to the Offering(1) (dollars in thousands)
	(audited)	(unaudited)
Shareholders' Equity		
Common Shares	$155,183	$197,558
(Authorized – unlimited)	(30,751,325 shares)	(36,205,925 shares)
Warrants	$3,599	$3,599
	(4,998,675 warrants)	(4,998,675 warrants)
Retained Earnings	$16,228	$16,228
Total Capitalization	$175,010	$217,385

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $42,375,430 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $48,821,744.

The net proceeds of the Offering will be used by the Corporation to fund the (i) Corporation's purchase commitment in respect of 200,000 KgU as UF_6 referred to under "Recent Developments" (US$24.9 million, including commissions payable to the Manager), (ii) repay amounts due to the Manager under the credit facility referred to in "Recent Developments" ($10.2 million, including accrued interest and fees) and (iii) as to the balance, to fund future purchases of uranium and fund ongoing obligations of the Corporation. At least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on May 24, 2006, or on such other date as may be agreed upon by the Corporation and the Underwriters (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.37125 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option

being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $51,750,517, $2,328,773 and $49,421,744, respectively. The Corporation will pay to the Underwriters a fee of $0.37125 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through an affiliate of one of the Underwriters, to offer the Common Shares to purchasers located in the United States and to U.S. Persons that are institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act to whom the Corporation will sell Common Shares in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The Corporation has applied to list the Common Shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Sprott, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares, of which 30,823,875 Common Shares were outstanding as of May 5, 2006. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and investment in the Common Shares is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 value per KgU at December 31 for the four years ended December 31, 2005, as at February 28, 2006 and May 5, 2006.

	December 31				**February 28**	**May 5**
	2002	**2003**	**2004**	**2005**	**2006**	**2006**
U_3O_8	$10.20	$14.50	$20.70	$36.25	$38.50	$41.50
UF_6	$31.65	$43.14	$63.09	$106.22	$112.09	$119.93

As published by $U_xCo.$ in US dollars

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase $U_3 0_8$ or UF_6. Such commitments are generally subject to conditions in favour of the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares and the common share purchase warrants of the Corporation issued in May 2005 (the "Warrants").

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot price of uranium published by UxCo. Accordingly, NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Income Tax Act (Canada).

Market Price of Common Shares

It appears that the market price of the Common Shares is based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Participation Corp.

The market price of the Common Shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the shareholders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. If it does, it intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated May •, 2006 relating to the issue and sale of • common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at February 28, 2006 and the consolidated statements of operations, changes in net assets, cash flows and investment portfolio for the period from March 15, 2005 to February 28, 2006. Our report relating to such financial statements is dated March 29, 2006 (except for Note 7, which is dated April 17, 2006).

•
Chartered Accountants

Toronto, Ontario
•, 2006

CERTIFICATE OF THE CORPORATION AND THE PROMOTER

Dated: May 9, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Garth MacRae
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James A. Anderson
Executive Vice President and Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: May 9, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION

By: (Signed) Robert Klassen

CIBC WORLD MARKETS INC.

By: (Signed) David A. Scott

NATIONAL BANK FINANCIAL INC.

By: (Signed) Bruno Kaiser

SCOTIA CAPITAL INC.

By: (Signed) J. Paul Rollinson

CANACCORD CAPITAL CORPORATION

By: (Signed) Craig G. H. Warren

RAYMOND JAMES LTD.

By: (Signed) J. Graham Fell

Execution Copy

UNDERWRITING AGREEMENT

May 9, 2006

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: E. Peter Farmer

– and –

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: James R. Anderson

Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd. (collectively, the **"Underwriters"** and each individually an **"Underwriter"**) understand that Uranium Participation Corporation (the **"Corporation"**) proposes to issue and sell 5,454,600 common shares of the Corporation (the **"Underwritten Shares"**). You have advised that the Corporation has prepared and filed a preliminary short form prospectus in accordance with the requirements of National Instrument 44-101 (**"NI 44-101"**) of the Canadian Securities Regulators (as defined below) and all necessary documents relating thereto in the Qualifying Jurisdictions (as defined below) and will take all additional necessary steps to qualify the Underwritten Shares and the Additional Shares (as defined below) for distribution in the Qualifying Jurisdictions and for sale to Qualified Institutional Buyers (as hereinafter defined) and Accredited Investors (as hereinafter defined) in the United States in accordance with the terms of Schedule "A" hereto. The offer and sale of Shares (as defined below) by the Corporation is hereinafter referred to as the **"Offering"**.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters offer to purchase, severally and not jointly, from the Corporation the respective percentage of the Shares set forth opposite the respective names of the Underwriters in paragraph 23, and by its acceptance hereof, the Corporation accepts such offer and agrees to sell to the Underwriters the Underwritten Shares on the Closing Date (as defined below) at a price of $8.25 per share being an aggregate purchase price of $45,000,450 (the **"Purchase Price"**), and in the event and to the extent that the Underwriters shall exercise the Over-Allotment Option to purchase Additional Shares as provided herein, the number of Additional Shares as to which election shall have been exercised at a purchase price of $8.25 per share.

The Corporation hereby grants to the Underwriters an over-allotment option (the **"Over-Allotment Option"**) for the purpose of covering over-allotments, if any, to purchase a number of additional common shares of the Corporation (the **"Additional Shares"**) equal to up to 15% of the number of Underwritten Shares (but excluding the Shares sold pursuant to the exercise of the Option) sold on the Closing Date, upon the terms and conditions set forth herein. The Over-Allotment Option shall be exercisable into the Additional Shares from time to time, in whole or in part, within 30 days from the Closing Date for the Underwritten Shares, by Sprott Securities Inc., on behalf of the Underwriters, giving written notice to the Corporation, specifying (i) the number of Additional Shares to be purchased, and (ii) the Closing Date for the Additional Shares, provided that such Closing Date shall be not less than three Business Days and no more than seven Business Days following the date of such notice. The Additional Shares shall have attributes that are identical to the Underwritten Shares. The Underwritten Shares and the Additional Shares are referred to collectively herein as the **"Shares"**.

In consideration of the agreement of the Underwriters to purchase the Underwritten Shares and the Additional Shares (to the extent the Over-Allotment Option is exercised), the Corporation agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters at the Closing Time.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

All actions to be undertaken by the Underwriters in connection with the offering or sale of the Shares in the United States, shall be undertaken through their respective U.S. Dealers. Except with respect to sales of Shares to Qualified Institutional Buyers, all sales of Shares in the United States will be made to persons the Underwriters or their U.S. Dealers (as hereinafter defined) designate to purchase Shares directly from the Corporation as substituted purchasers (**"Substituted Purchasers"**), and to the extent that Substituted Purchasers purchase on the Closing date, the obligations of the Underwriters to do so will be reduced by the number of Shares purchased from the Corporation by Substituted Purchasers.

DEFINITIONS

In this Agreement:

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"Accredited Investor" means an "accredited investor" as that term is defined in Rule 501 of Regulation D;

"Additional Shares" shall have the meaning ascribed thereto in the fourth paragraph of this Agreement;

"affiliate", **"distribution"**, **"material change"**, **"material fact"**, **"misrepresentation"**, and **"subsidiary"** when used in connection with the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment thereto shall have the respective meanings given to them under the Canadian Securities Laws;

"Amended Preliminary Prospectus" shall have the meaning ascribed thereto in subparagraph 1(d) of this Agreement;

"Agreement" means the agreement resulting from the acceptance by the Corporation and the Manager of the offer made by the Underwriters by this Agreement;

"Applicable Securities Laws" means the Canadian Securities Laws;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Jurisdictions;

"Canadian Securities Regulators" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"Claim" has the meaning given to it in subparagraph 12(b);

"Closing" means the completion of the sale by the Corporation and the purchase by the Underwriters of the Shares pursuant to the terms and conditions of this Agreement;

"Closing Date" means May 24, 2006, or such other date as the Corporation, the Manager and the Underwriters may agree upon in writing or as may be changed in accordance with subparagraph 4(c) of this Agreement and in the event the Over-Allotment Option is exercised, "Closing Date" shall mean each date on which the Underwriters have agreed to purchase the Additional Shares in accordance with the terms of this Agreement;

"Closing Time" means 8:30 am (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

"Common Shares" means common shares in the capital of the Corporation;

"Corporation" means Uranium Participation Corp;

"Directed Selling Efforts" means **"directed selling efforts"** as defined in Regulation S;

"Disclosure Document" has the meaning given to it in paragraph 7(d) of this Agreement;

"Documents Incorporated by Reference" means each of the documents referred to in the Preliminary Prospectus and Final Prospectus under the heading "Documents Incorporated by Reference";

"Final Prospectus" means the (final) short form prospectus of the Corporation relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"Financial Information" means the Corporation's financial statements included in or incorporated by reference in the Final Prospectus together with any auditors' report thereon and the notes thereto;

"Income Tax Act" means the *Income Tax Act* (Canada), as amended;

"Indemnified Party" has the meaning given to it in subparagraph 12(b);

"Indemnifiers" has the meaning given to it in subparagraph 13(a);

"Management Services Agreement" means the agreement dated as of March 30, 2005, as amended and restated effective March 27, 2006, entered into between the Corporation and the Manager pursuant to which the Manager agreed to manage the Corporation's activities;

"Manager" means Denison Mines Inc., a corporation formed under the laws of the Province of Ontario;

"MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Canadian Securities Regulators; **"MRRS Decision Document"** means, in respect of a Canadian Securities Regulator of a Qualifying Jurisdiction, the decision document, receipt or similar notice or document in respect of the Preliminary or Final Prospectus, as applicable, issued in accordance with the MRRS;

"NI 44-101" has the meaning ascribed thereto in the first paragraph of this Agreement;

"notice" has the meaning given to it in paragraph 21;

"Offering" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"Offering Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"OSC" means the Ontario Securities Commission;

"Over-Allotment Option" shall have the meaning ascribed thereto in the fourth paragraph of this Agreement;

"Preliminary Prospectus" means the preliminary short form prospectus dated May 8, 2006 of the Corporation prepared and filed with Canadian Securities Regulators in each of the Qualifying Jurisdictions and the Amended Preliminary Prospectus prepared and filed with Canadian Securities Regulators in each of the Qualifying Jurisdictions in each case relating to the qualification for distribution of the Shares;

"Prospectus Amendment" means any amendment or supplement to either of the Preliminary Prospectus or the Final Prospectus;

"Purchase Price" has the meaning ascribed thereto in the second paragraph of this Agreement;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as that terms is defined in Rule 144A;

"Qualifying Jurisdictions" means all of the provinces of Canada;

"Regulation D" means Regulation D promulgated under the 1933 Act;

"Regulation S" means Regulation S promulgated under the 1933 Act;

"Rule 144A" means Rule 144A promulgated under the 1933 Act;

"SEC" means the United States Securities and Exchange Commission;

"Shares" has the meaning ascribed thereto in the third paragraph of this Agreement;

"Sprott" means Sprott Securities Inc.;

"Stock Exchange" means the Toronto Stock Exchange;

"Subsidiary" has the meaning ascribed thereto in the *Business Corporations Act* (Ontario);

"Substituted Purchaser" has the meaning ascribed thereto in this Agreement in the paragraph immediately preceding the section titled "Definitions";

"Supplementary Material" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed by or on behalf of the Corporation under Applicable Securities Laws in the Qualifying Jurisdictions with any of the Canadian Securities Regulators in connection with the distribution of, *inter alia*, the Shares;

"Transfer Agent" means Computershare Investor Services Inc., at its principal office in the city of Toronto;

"Underwriter" and **"Underwriters"** shall have the meanings ascribed thereto in the first paragraph of this Agreement;

"Underwriting Fee" shall have the meaning ascribed thereto in paragraph 5;

"Underwritten Shares" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Dealers" means the U.S. broker-dealer affiliates of the Underwriters registered as such with the SEC under Section 15 of the 1934 Act who are members of the National Association of Securities Dealers, Inc. and which have been identified by the Underwriters to the Corporation in writing at or prior to the Closing Time on the Closing Date;

"U.S. Person" has the meaning given to that term in Regulation S;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof;

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Nature of Transaction

The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that:

(a) The Corporation is eligible to, and has filed with Canadian Securities Regulators all notices and documents to permit it to file a short form prospectus pursuant to NI 44-101.

(b) The Corporation has filed the Preliminary Prospectus in each of the Qualifying Jurisdictions pursuant to National Policy 43-201 and has obtained an MRRS decision document evidencing receipts by each of the Canadian Securities Regulators of such provinces for the Preliminary Prospectus.

(c) The Corporation hereby agrees to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Shares, including by filing within the periods stipulated under Applicable Securities Laws and at the Corporation's expense, all forms required to be filed by the Corporation in connection with the Offering and paying all filing fees required to be paid in connection therewith. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Corporation also agrees to file within the periods stipulated under Applicable Securities Laws and at the Corporation's expense, all private placement forms required to be filed by them in connection with the Offering and agree to pay all filing fees required to be paid in connection therewith so that the distribution of the Shares outside of the Qualifying Jurisdictions may lawfully occur but without the necessity of filing a prospectus or any similar disclosure document under applicable securities laws outside of the Qualifying Jurisdictions. The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. Each Underwriter agrees with the Corporation that it will only solicit offers for the purchase of Shares in the United States in accordance with Schedule "A" to this Agreement.

(d) The Corporation shall, as soon as possible on May 9, 2006, file an amended and restated preliminary prospectus substantially in the form of the Preliminary Prospectus and which refers to the terms of this Agreement in form acceptable to

the Underwriters and the Corporation (the **"Amended Preliminary Prospectus"**).

(e) The Corporation shall, as soon as possible, fulfill all legal requirements to enable the distribution of the Underwritten Shares and in any event shall file the Final Prospectus in each of the Qualifying Provinces and obtain an MRRS decision document evidencing receipt of the Final Prospectus by each of the Canadian Securities Regulators on or prior to 4:30 p.m. (Toronto time) on May 17, 2006.

2. Due Diligence

Prior to the filing of the Final Prospectus, the Corporation shall permit the Underwriters and their counsel to review and provide comments on drafts of the Amended Preliminary Prospectus and Final Prospectus, and up to the Closing Time shall allow the Underwriters to conduct any due diligence investigations which each of them reasonably requires in order to fulfill their obligations as an underwriters under the Applicable Securities Laws and in order to enable such Underwriters to responsibly execute the certificate in the Final Prospectus required to be executed by it.

3. (a) Deliveries on Filing of Final Prospectus

No later than the time of filing of the Final Prospectus with the Canadian Securities Regulators, unless otherwise indicated below, the Corporation shall deliver to the Underwriters:

(i) a copy of the Final Prospectus, signed, filed and certified as required by the Applicable Securities Laws;

(ii) a copy each of the Documents Incorporated by Reference;

(iii) a copy of any other document required to be filed by the Corporation at or prior to the time of filing the Final Prospectus in compliance with Applicable Securities Laws in connection with the distribution of the Shares;

(iv) a "long-form" comfort letter of PricewaterhouseCoopers LLP, dated as of the date of the Final Prospectus (with the requisite procedures to be completed by PricewaterhouseCoopers LLP within two Business Days of the date of the Final Prospectus), addressed to the Underwriters, the board of directors of the Corporation and the Manager, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditor's consent letters and comfort letters addressed to the Canadian Securities Regulators;

(v) copies of correspondence indicating that the application for the listing and posting for trading on the Stock Exchange of the Shares have been conditionally approved;

(vi) an opinion of PricewaterhouseCoopers LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, to the effect that the French language version of the financial information, including the auditors report and the auditors consent, contained in or incorporated by reference into the Preliminary Prospectus and Final Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof; and

(vii) an opinion of Heenan Blaikie LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, to the effect that, except for the financial information of the Corporation, including the auditors report and the auditors consent, as to which they express no opinion, the French language version of each of the Preliminary Prospectus and the Final Prospectus including the documents incorporated by reference to date is, in all material respects, a complete and accurate translation of the English version of each of the Preliminary Prospectus and the Final Prospectus, respectively.

(b) **Prospectus Amendments**

In the event that the Corporation is required by Applicable Securities Laws to prepare and file a Prospectus Amendment, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters with respect to such Prospectus Amendment, documents similar to those referred to in clauses 3(a)(iii), (vi) and (vii).

(c) **Commercial Copies**

The Corporation shall cause commercial copies of the Amended Preliminary Prospectus and commercial copies of the Final Prospectus (and, in each case, copies of the U.S. Placement Memorandum (as such term is defined in Schedule "A" hereto)) to be delivered, without charge, to the Underwriters in Toronto and in such other cities in North America and in such quantities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of the Amended Preliminary Prospectus and Final Prospectus (and U.S. Placement Memorandum) shall be effected as soon as possible after an MRRS Decision Document has been issued by the Canadian Securities Regulators for the Amended Preliminary Prospectus and Final Prospectus, respectively. Such deliveries shall constitute the consent of the Corporation to the Underwriters' use of the Amended Preliminary Prospectus and Final Prospectus in connection with the distribution of the Shares in the Qualifying Jurisdictions and in the United States in compliance with the provisions of this Agreement and applicable securities laws. The Corporation shall also provide to the Underwriters in Toronto, at their request, office copies of the Preliminary Prospectus, without charge, Such delivery of the Preliminary Prospectus shall constitute the consent of the Corporation to the Underwriters' use of the Preliminary Prospectus in connection with the distribution of the Shares in each of the Qualifying Jurisdictions.

(d) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Underwriters may reasonably request to qualify the Shares for offering and sale under the Applicable Securities Laws or "Blue Sky laws" of such United States or Canadian jurisdictions as the Underwriters may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Shares until 90 days after the date hereof; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or bylaws, register any of its securities, comply with ongoing filing or disclosure requirements, qualify as a foreign corporation or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e) **Distribution of Shares**

The Underwriters shall (and require any selling firm to agree with such Underwriters, for the benefit of the Corporation, to):

(i) offer the Shares for sale to the public only as permitted by applicable law;

(ii) not solicit offers to purchase Shares from, or sell Shares to, any person resident in any jurisdiction other than the Qualifying Jurisdictions, except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Corporation to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;

(iii) not make use of any "green sheet" or information memorandum in respect of the Corporation that has not first been approved by the Corporation; and

(iv) offer and sell the Shares in the United States only through the Underwriters' respective U.S. Dealers. Any offers and sales of Shares in the United States shall be made in accordance with the terms and conditions set out in Schedule "A" to this Agreement. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "A" are hereby incorporated by reference.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Underwriters shall:

(i) use their best efforts to complete the distribution of the Shares as promptly as possible; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Shares and including a breakdown of the gross proceeds realized therefrom in each of the Qualifying Jurisdictions and, if applicable, in the United States.

(g) **Obligations of Underwriters**

The obligations of the Underwriters under this Agreement shall be performed severally and not jointly and severally. No Underwriter shall be responsible for any act or omission by another Underwriter.

4. **Material Changes During Distribution**

(a) **Material Changes in the Corporation**

During the period from the date of this Agreement to the completion of distribution of the Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation that is not otherwise referred to in the Amended Preliminary Prospectus and Final Prospectus;

(ii) any material fact which has arisen or been discovered that would have been required to have been stated in the Amended Preliminary Prospectus or in the Final Prospectus had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Amended Preliminary Prospectus or in the Final Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Amended Preliminary Prospectus or in the Final Prospectus, as the case may be, misleading or untrue or which would result in a misrepresentation in the Amended Preliminary Prospectus or in the Final Prospectus, as the case may be, or which would result in the Amended Preliminary Prospectus or in the Final Prospectus, as the case may be, not complying (to the extent that such compliance is required) with Applicable Securities Laws.

If at any time during the period from the date of this Agreement to the completion of distribution of the Shares, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Underwriters, to amend or supplement the Amended Preliminary Prospectus or the Final Prospectus, in order that the Amended Preliminary Prospectus or the Final Prospectus, as the case may be, will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Purchaser, or if it shall be

necessary, in the opinion of any such counsel, at any such time to amend or supplement the Amended Preliminary Prospectus or the Final Prospectus, in order to comply with the requirements under Applicable Securities Laws or other applicable laws, the Corporation will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Amended Preliminary Prospectus or the Final Prospectus comply with such laws, and the Corporation will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this subparagraph (a).

(b) **Change in Applicable Securities Laws**

If during the period of distribution of the Shares, there shall be any change in the Applicable Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction where such filing is required.

(c) **Change in Closing Date**

If a material change occurs or an undisclosed material fact has arisen or been discovered prior to the Closing Date, then, subject to paragraph 11, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing or unless otherwise required under the Applicable Securities Laws, the later of:

(i) the third Business Day following the date on which all applicable filings or other requirements of the Applicable Securities Laws with respect to such material change or change in a material fact have been made or complied with in all relevant jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters; and

(ii) the fifth Business Day following the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 3(c).

In no event, however, shall the Closing Date be later than June 8, 2006.

(d) **Notification**

During the period commencing on the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Canadian Securities Regulator for any amendment to the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or for any additional information in respect of the offering of the Shares;

(ii) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulator, the Stock Exchange or any other competent authority, relating to the Final Prospectus or the distribution of the Shares;

(iii) any notice or other correspondence received by the Corporation from any governmental body requesting any information, meeting or hearing relating to the Corporation, the Offering, the issue and sale of the Shares or any other event or state of affairs, that the Corporation reasonably believes would have a material adverse effect on the business, assets, financial condition, liabilities or operations of the Corporation; or

(iv) the issuance by any Canadian Securities Regulator, the Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

5. Services Provided by Underwriters and Underwriting Fee

In consideration for the Underwriters' services in assisting in the preparation of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments, in distributing the Shares, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Shares, the Corporation agrees to pay to the Underwriters a fee of $0.37125 per Share (the **"Underwriting Fee"**), which is equal to 4.5% of the gross proceeds of the Offering. The Underwriting Fee shall be payable as provided for in subparagraph 6(a). The Underwriting Fee shall be payable by way of set-off of the amount of the Underwriting Fee against, and deduction of the Underwriting Fee from, the Purchase Price. The reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax (as provided for in paragraph 15), shall also be payable by way of set-off of such amount against, and deduction of such amount from, the Purchase Price.

6. Delivery of Purchase Price, Underwriting Fee and Certificate

(a) **Deliveries**

The purchase and sale of the Shares shall be completed at the Closing Time at the offices of Heenan Blaikie LLP, Suite 2600, 200 Bay Street, South Tower, Royal Bank Plaza, Toronto, Ontario, or such other place as the Underwriters and the Corporation may agree upon.

At the Closing Time, the Corporation shall deliver to the Underwriters definitive certificates representing the Shares in favour of the Underwriters or their nominees, against payment by the Underwriters to the Corporation of the Purchase Price, less the Underwriting Fee, by wire transfer or in such other manner as may be mutually agreed upon, in Canadian dollars (if directed to do so by the Corporation, the Underwriters will deliver funds to the Corporation in U.S. dollars based on an exchange rate to be mutually agreed upon), together with a receipt signed by Sprott, on behalf of the Underwriters, for such definitive certificates and a receipt for the Underwriting Fee.

(b) **Delivery of Certificate(s) to Transfer Agent**

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Shares, on the Closing Date, at the principal offices of the Transfer Agent in the City of Toronto for certificates representing such number of Shares registered in such names as shall be designated by the Underwriters not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Shares, contemplated by this subparagraph 6(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Shares.

7. Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a) the Corporation is duly incorporated, organized and subsisting under the laws of Ontario and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(b) Uranium Participation Alberta Corp. is the only Subsidiary of the Corporation; the Corporation is the sole shareholder of Uranium Participation Alberta Corp; Uranium Participation Alberta Corp. is a corporation duly incorporated, organized and subsisting under the laws of Alberta and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(c) the Corporation is a reporting issuer not in default in any material respect of any requirement under Canadian Securities Laws;

(d) since the date the Corporation has become a reporting issuer under Canadian Securities Laws, it has filed and disseminated all financial statements, certificates, reports and documents required to be filed and disseminated in accordance with Canadian Securities Laws (the "**Disclosure Documents**") and each Disclosure Document complied at the time of filing and dissemination, as the case may be, in all material respects with all requirements of Canadian Securities Laws;

(e) all information contained in each Disclosure Document was accurate and correct in all material respects and none of the Disclosure Documents contained any misrepresentation (as such term is defined under the *Securities Act* (Ontario)) at the time they were filed or disseminated, as the case may be;

(f) the Corporation has the requisite power, authority and capacity to enter into this Agreement and to perform the transactions contemplated herein and the Corporation has the requisite power, authority and capacity to own, lease and to operate its property and assets including licences or other similar rights and to carry on the business customarily carried on by it or as currently proposed to be carried on by it. Each of the Corporation and its Subsidiary is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated except where such non-compliance or failure to obtain such licence, registration or qualification would not have a material adverse effect on the business or operations of the Corporation and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(g) the Corporation or its Subsidiary has good and valid marketable title to the U_3O_8 and UF_6 referred to in the Preliminary Prospectus and in the Financial Information. The Corporation or its Subsidiary have an enforceable right to purchase the U_3O_8 and UF_6 referred to in the Preliminary Prospectus as being subject to such right;

(h) other than as disclosed in the Preliminary Prospectus, none of the assets of the Corporation or its Subsidiary have been charged, pledged or hypothecated, nor are such assets subject to any security interests to any third party;

(i) all necessary action has been taken by the Corporation to authorize the execution and delivery by the Corporation of this Agreement and to authorize the performance by the Corporation of its obligations hereunder and thereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(j) the Management Services Agreement has been duly authorized, executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(k) the Corporation has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and to file such documents with the Canadian Securities Regulators, and all necessary action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and the filing thereof with the Canadian Securities Regulators;

(l) the Corporation is authorized to issue an unlimited number of Common Shares and, on the date hereof, that number of Common Shares and warrants to purchase Common Shares as set out in the Preliminary Prospectus under the heading "Capitalization of Uranium Participation Corp. (as at February 28, 2006)" are issued and outstanding as fully paid and non-assessable securities in the capital of the Corporation;

(m) upon completion of the Offering, the Corporation shall have that number of issued and outstanding Common Shares as set-out in the Amended Preliminary Prospectus under the heading "Capitalization of Uranium Participation Corp. (as at February 28, 2006 after giving effect to the Offering)" subject only to the valid exercise of outstanding warrants or Over-Allotment Option after such date, all of which will be fully paid and non-assessable and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued Common Shares of the Corporation except as otherwise referred to in the Amended Preliminary Prospectus;

(n) the Shares have been, or prior to the Closing Time will be, duly authorized for issuance; when a certificate for such Shares is countersigned by the Transfer Agent and issued, delivered and paid for, such Shares will be validly issued and fully paid and all statements made in the Final Prospectus describing such securities will be accurate in all material respects;

(o) no agreement is currently in force or effect that in any manner affects the voting or control of any of the securities of the Corporation and, at the Closing time, no such agreement will be in force or effect;

(p) the Shares are not, and at the Closing Time will not be, "foreign property" as defined in the *Income Tax Act*;

(q) at the Closing Time, the Shares will not be precluded as investments under the statutes set forth in the Final Prospectus under the heading entitled "Eligibility for Investment", and will be qualified investments for Corporations governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the *Income Tax Act*;

(r) the form and terms of the certificate for each of the Shares, has been approved and adopted by the Corporation and do not conflict with the constating documents of the Corporation;

(s) to the best of the Corporation's knowledge, there is no action, proceeding or investigation pending or threatened against the Corporation before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the business or in the condition (financial or otherwise) of the Corporation or its properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or as contemplated by the Preliminary Prospectus;

(t) the Financial Information has been prepared in conformity with Canadian generally accepted accounting principles;

(u) the Financial Information presents fairly in all material respects the financial position of the Corporation as at the date of such statements;

(v) the Corporation is not in violation of, and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement and the Management Services Agreement will not result in any breach or, violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Corporation or any resolution of the directors or shareholders of the Corporation or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation;

(w) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiary with licensed operators at licensed uranium conversion and enrichment facilities (referred to in the Preliminary Prospectus) is enforceable by the Corporation or its Subsidiary, as the case may be, and the Manager in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(x) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Corporation in connection with the execution and delivery or with the performance by the Corporation of this Agreement except as disclosed in the Preliminary Prospectus and compliance with the Applicable Securities Laws with regard to the distribution of the Shares in the Qualifying Jurisdictions;

(y) to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or preventing the distribution of the Shares in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(z) the Corporation is not, and upon consummation of the transactions contemplated hereby will not be, an "investment company" or an entity "controlled by an investment company" as such terms are defined in the *United States Investment Company Act of 1940*, as amended;

(aa) to the knowledge of the Corporation, the Corporation is not a "related issuer" or "connected issuer" (as such terms are defined under the Canadian Securities Laws) of any Underwriter;

(bb) as at their respective dates, each of the Preliminary Prospectus and the Final Prospectus comply or will comply, as the case may be, in all material respects with the Canadian Securities Laws and, at the time of delivery of the Shares to the Underwriters, the Final Prospectus will comply in all material respects with the Canadian Securities Laws;

(cc) the Preliminary Prospectus contains and the Final Prospectus will contain, full, true and plain disclosure of all material facts required to be stated therein relating to the Corporation, the operations of the Corporation and the Shares, and as of their respective date of filing contain no untrue statement of a material fact and do not omit to state a material fact regarding the Corporation and its business and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information relating to the Underwriters furnished in writing to the Corporation by the Underwriters expressly for use in the Preliminary Prospectus or the Final Prospectus;

(dd) there are no reports, documents or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available or filed in connection with the offering of the Shares that have not been made publicly available or filed as required;

(ee) the delivery by the Corporation of any signed Prospectus Amendment or material change report required to be filed under the Applicable Securities Laws will constitute a representation and warranty by the Corporation to the Underwriters that all the information and statements contained therein (except information and statements relating to the Underwriters) are true and correct and that no material information has been omitted therefrom which is necessary to make the statements contained therein not misleading;

(ff) the Corporation does not require any license or other approval under the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "Environmental Laws" as hereinafter below) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets to carry on its business as described in the Preliminary Prospectus (other than as such as has been obtained under Canadian Securities Laws); Environmental Laws means any foreign, federal, provincial, state or local laws or regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (**"Environmental Laws"**) which affect or otherwise have any application to the Corporation or its business, properties and assets (taken as a whole), or to which the Corporation is otherwise subject. The Corporation does not require any license or other approval under any Environmental Laws to conduct its business;

(gg) the Transfer Agent, at it principal offices in the City of Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares; and

(hh) upon completion of the transactions contemplated by this Agreement, the right of first refusal granted to Sprott under the terms of the letter agreement dated May 10, 2005 will continue to be in full force and effect until May 10, 2007.

8. Representations and Warranties of the Manager

The Manager represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a) the Manager is duly incorporated, organized and subsisting under the laws of Ontario, and has all requisite power, capacity and authority to enter into and deliver this Agreement and to perform its obligations hereunder and under the Management Services Agreement;

(b) all necessary corporate action has been taken by the Manager to authorize the execution and delivery by the Manager of this Agreement and to authorize the performance of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against the Manager, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of

general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(c) the Management Services Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(d) the Manager has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and all necessary action has been taken by the Manager to authorize the execution and delivery of the Preliminary Prospectus and the filing thereof with the Canadian Securities Regulators;

(e) the Manager will take all necessary action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators;

(f) the Manager is not in violation of, and the execution and delivery of this Agreement and the performance by the Manager of its obligations under this Agreement and the Management Services Agreement will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Manager or any resolution of the directors or shareholders of the Manager or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Manager;

(g) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiary with licensed operators at licensed uranium conversion and enrichment facilities (referred to in the Preliminary Prospectus) is enforceable by the Manager and the Corporation or its Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(h) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Manager in connection with the execution and delivery or with the performance by the Manager of this Agreement; and

(i) the Manager is in material compliance with each material license held by it and is not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, Environmental Laws) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets, except for such violations and defaults which, singly or in the aggregate, would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Manager.

9. Covenants of the Corporation

The Corporation hereby covenants to the Underwriters, and acknowledges that the Underwriters are relying on such covenants in connection with acting as exclusive agents of the Corporation for the Offering, that the Corporation shall:

(a) for a period of 12 months following the final Closing Date, use its commercially reasonable efforts to maintain its status as a reporting issuer under Canadian Securities Laws in the Qualifying Jurisdictions, not in default of any requirement of such Canadian Securities Laws;

(b) for a period of 90 days from the final Closing Date, not issue any additional securities in the capital of the Corporation other than pursuant to previously issued securities of the Corporation, without the prior written consent of Sprott, on behalf of the Underwriters, except in conjunction with this Agreement;

(c) use the net proceeds of the Offering for the purposes described in the Final Prospectus;

(d) make application to list the Shares on the Stock Exchange; and

(e) to take all necessary corporate action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators.

10. Conditions

The Underwriters' obligation to purchase the Shares at the Closing Time is subject to the accuracy of the representations and warranties of the Corporation and of the Manager contained in this Agreement, both, unless otherwise expressed, as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) the Underwriters shall have received at the Closing Time an opinion addressed to the Underwriters and Borden Ladner Gervais LLP, in form and substance satisfactory to the Underwriters and its counsel, acting reasonably, dated the Closing Date from counsel to the Corporation, Heenan Blaikie LLP, with respect to such matters related to the transactions contemplated hereby reasonably

requested by the Underwriters. In providing such opinion, such counsel may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Ontario, British Columbia, Alberta and Quebec and as to matters of fact, on certificates of the Transfer Agent, auditors, public and stock exchange officials, officers of Corporation or the Manager;

(b) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters' counsel, Borden Ladner Gervais LLP, with respect to matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion Borden Ladner Gervais LLP shall be entitled to rely on the opinions of local counsel or Heenan Blaikie LLP as to matters governed by the laws of jurisdictions other than the laws of Canada and Ontario, and as to matters of fact, on certificates of the Transfer Agent, public and stock exchange officials and officers of the Corporation or the Manager. Borden Ladner Gervais LLP shall also be entitled to rely upon the opinion of Heenan Blaikie LLP with respect to the matters relating to the Corporation and the Manager;

(c) the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance satisfactory to the Underwriters, to the effect that (i) no registration of the Shares is required under the 1933 Act provided that the sale is made in accordance with Schedule "A" of this agreement, it being understood that such counsel need not express its opinion with respect to any subsequent resales of any of the Shares; and (ii) the Corporation is not registered or required to be registered under United States *Investment Company Act of 1940*;

(d) the Underwriters shall have received at the Closing Time a letter dated the Closing Date from PricewaterhouseCoopers LLP addressed to the Underwriters and to the board of directors of the Corporation in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subparagraph 3(a)(iii) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date which changes shall be acceptable to the Underwriters;

(e) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Corporation addressed to the Underwriters and its counsel, with respect to the constating documents of the Corporation, all resolutions of the directors of the Corporation relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(f) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Manager addressed to the Underwriters and its counsel, with respect to the constating documents of the Manager, all resolutions of the directors of the Manager relating to this

Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(g) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Corporation, addressed to the Underwriters certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, the Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Applicable Securities Laws or by any other regulatory authority;

(iii) the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(h) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Manager, addressed to the Underwriters certifying for and on behalf of the Manager after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Manager, and (B) no transaction has been entered into by the Manager which is material to the business of the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) the Manager has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii) the representations and warranties of the Manager contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(i) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Shares that have not been made publicly available as required; there are no documents required to be filed with the Canadian Securities Regulators in connection with the Final Prospectus that have not been filed as required and delivered to the Underwriters; there are no contracts, documents or other materials required to be described or referred to in the Final Prospectus that are not described, or referred to as required and delivered to the Underwriters;

(j) the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued Common Shares of the Corporation;

(k) the Underwriters shall have received copies of all required approvals from the Stock Exchange in respect of the conditional listing and posting for trading of the Shares on the Stock Exchange;

(l) the Underwriters and counsel for the Underwriters shall have received from the Corporation and the Manager such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Underwriters or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time.

11. Termination Rights

(a) **Litigation**

If any inquiry, action, suit, investigation or other proceeding, whether formal or informal is instituted, threatened or announced or any order is made by any federal, provincial or other governmental authority in relation to the Corporation, including without limitation, the Stock Exchange, or Canadian Securities Regulators, which, in the reasonable opinion of any Underwriter, operates to prevent or restrict the distribution or trading of the Common Shares or Shares or any other securities of the Corporation, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) **Disaster Out**

Each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement, any

material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Corporation, whether or not arising in the ordinary course of business, or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation (or proposed law or regulation), which in the opinion of each Underwriter adversely affects, or involves, or will adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation, in each case the effect of which is such as to make it, in the judgement of any Underwriter, impracticable to market the Shares or to enforce contracts for the sale of the Shares, or (iii) trading in any securities of the Corporation has been suspended or limited by the Stock Exchange, any of the Canadian Securities Regulators or any other securities regulatory authority having jurisdiction over the distribution of the Shares, or (iv) if a banking moratorium has been declared by Canadian, U.S. Federal or New York authorities.

(c) **Material Change**

If, prior to the Closing Time, there should occur, or is discovered by any Underwriter, any material change or a change in any material fact such as is contemplated in subparagraph 4(a), which results in or in any Underwriter's reasonable opinion, is reasonably expected to have a materially adverse effect on the market price or value of the Shares, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d) **Conditions**

The Corporation agrees that all terms and conditions of Section 10 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use all reasonable commercial efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle each Underwriter to terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e) **Exercise of Termination Rights**

The rights of termination contained in subparagraphs 11(a), (b), (c) and (d) are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation or Manager in respect of any of the matters contemplated by this Agreement or otherwise. In the event that any Underwriter exercises such rights of termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability which may have arisen or may later arise under paragraphs 12, 13 and 16.

12. Indemnity

(a) Indemnity

The Corporation indemnifies and saves harmless each of the Underwriters and their respective affiliates (which shall include, without limitation, each of the U.S. Dealers) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by such Underwriter in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to the Underwriters and provided by the Underwriters for use therein) contained in this Agreement, the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments thereto or supplements which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto, any fact (except facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein), whether material or not, regarding the Corporation, its Subsidiary or the Manager (with respect to any obligations of the Manager arising from the Management Services Agreement) and each of the Corporation's and the Subsidiary's business and affairs that is necessary to make any statement therein not misleading (in the case of the Preliminary Prospectus and Final Prospectus) in light of the circumstances in which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein) in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Shares in any of the Qualifying Jurisdictions;

(iv) the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v) any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement.

This indemnity shall cease to enure to the benefit of an Underwriter, if and to the extent that (i) a court of competent jurisdiction determines, in a final judgement, that any Claim (as defined below) is a result of or arises out of the recklessness or wilful misconduct, gross negligence, dishonesty or fraudulent acts of such Underwriter; or (ii) a copy of the Final Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to a person asserting any such losses, claims, damages or liabilities, if required by law so to have been delivered by such Underwriter to such person, at or prior to the written confirmation of the sale of the Shares to such person, and if the Final Prospectus (as so amended or supplemented) delivered to such Underwriter a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Notification of Claims**

If any matter or thing contemplated by subparagraph 12(a) (any such matter or thing being referred to as a "**Claim**") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "**Indemnified Party**") will notify the Corporation as soon as practically possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure). Subject to subparagraph 12(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgement unless such settlement, compromise or judgement (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Indemnified Parties who are party to this Agreement shall obtain and hold the rights and benefits of this paragraph in Corporation for and on behalf of such Indemnified Party.

(d) **Retaining Counsel**

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party, the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

13. Contribution

(a) **Contribution by the Corporation**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 12 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "**Indemnifier**") and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Shares; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses) received (directly or indirectly) by the Corporation from the issue and sale of the Shares bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the English language version of the Final Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12. The amount paid or payable by an Indemnified Party as a result of the Claim referred to

above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 13 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above. A person who is determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that the Claim was caused by that activity, be entitled to claim contributions therefor from any person who is not determined by a court of competent jurisdiction in a final judgement to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b) **Right of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 13(a), and

(ii) the amount of the fee actually received by the Underwriters from the Corporation under this Agreement.

(d) **Notice of Claim for Contribution**

Notification to the Corporation of a Claim pursuant to subparagraph 12(b) shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e) **Right of Contribution in Favour of Others**

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 12 and 13 hereof, each Underwriter is contracting on its behalf and as agent for its affiliates and for its and its affiliates' directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard each Underwriter shall act as trustee for the Beneficiaries of the Corporation's covenants under paragraphs 12 and 13 hereof with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

14. Severability

If any provision of paragraph 12 or 13 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

15. Expenses

All expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Corporation including, without limitation, fees and expenses payable in connection with the qualification of the Shares, the reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax, all fees and disbursements of counsel to the Corporation, Manager, local counsel and U.S. counsel, all fees and expenses of the Corporation's auditors, fees and expenses relating to the marketing of the Shares (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Underwriters (including Underwriters' travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, Final Prospectus, Prospectus Amendments and certificates representing the Shares. All amounts to be paid by the Corporation under this paragraph 15 shall be paid forthwith upon receiving an invoice therefor.

16. Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Corporation and the several Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters or the Corporation, or any officer, director or controlling person of the Corporation in connection with the preparation of the Preliminary Prospectus or Final Prospectus or the distribution of the Shares for a period of two years from the date hereof.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

19. Currency

All references herein to dollar amounts, unless otherwise indicated, are to lawful money of Canada.

20. Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

21. Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed to:

(i) the **Corporation** or the **Manager** at:

595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Attention: E. Peter Farmer
Fax: (416) 979-5893

with a copy to:

Heenan Blaikie LLP
1055 West Hastings Street
Suite 2200
Vancouver, BC V6E 2E9

Attention: Catherine Wade
Fax: (866) 698-6911

(ii) the **Underwriters** at:

Sprott Securities Inc.
Royal Bank Plaza, South Tower
Suite 3450
Toronto, ON M5J 2J2

Attention: Peter Grosskopf
Fax: (416) 943-6496

Dundee Securities Corporation
20 Queen Street West
4th Floor
Toronto, ON M5H 3R3

Attention: David G. Anderson
Fax: (416) 350-3312

CIBC World Markets Inc.
161 Bay Street
BCE Place, 7th Floor
Toronto, ON M5J 2S8

Attention: Rick McCreary
Fax: (416) 594-8848

National Bank Financial Inc.
The Exchange Tower, Suite 3200
130 King Street West
Toronto, ON M5X 1J9
Attention: Bruno J. Kaiser
Fax: (416) 869-8013

Scotia Capital Inc.
40 King Street West
Scotia Plaza,
P.O. Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: J. Paul Rollinson
Fax: (416) 863-7117

Canaccord Capital Corporation
BCE Place, 161 Bay Street
Suite 3000
Toronto, ON M5J 2S1

Attention: Craig Warren
Fax: (416) 869-3876

Raymond James Ltd.
Scotia Plaza, Suite 5300
40 King Street West
Toronto, ON M5H 3Y2

Attention: Graham Fell
Fax: (416) 777-7114

with a copy to:

Borden Ladner Gervais LLP
40 King Street West
Toronto, ON M5H 3Y4

Attention: Philippe Tardif
Fax: (416) 361-2559

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

22. Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by paragraph 11 or matters relating to indemnity and contribution contemplated by paragraphs 12 and 13, may be taken by Sprott on behalf of itself and the remaining Underwriters and the execution and delivery of this Agreement by the Corporation and the Underwriters shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Shares to, Sprott. Sprott agrees to consult with the other Underwriters with respect to all material matters.

23. Underwriters' Obligations

The obligation of the Underwriters to purchase the Shares at the Closing Time shall be several and not joint and several and shall be limited to the percentages of the aggregate number of Shares set out opposite the name of each of the Underwriters below:

Sprott Securities Inc.	-	31.0%
Dundee Securities Corporation	-	25.0%
CIBC World Markets Inc.	-	12.5%
National Bank Financial Inc.	-	12.5%
Scotia Capital Inc.	-	10.5%
Canaccord Capital Corporation	-	4.25%
Raymond James Ltd.	-	4.25%

In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares at the Closing Time, the others shall have the right, but shall not be obligated, to purchase

all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation and there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 12, 13 and 15. Nothing in this paragraph shall oblige the Corporation to sell to the Underwriters less than all of the Underwritten Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

24. Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

25. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement. This Agreement shall constitute the entire agreement with respect to the purchase of the Shares among the parties, and in the event of an inconsistency or conflict with the letter agreement between the Corporation and Sprott Securities Inc. dated May 9, 2006, the terms of this Agreement shall prevail.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this agreement where indicated below and returning same to us whereupon this agreement as so accepted shall constitute an Agreement among us.

Yours very truly,

SPROTT SECURITIES INC.

By: (signed) "*Peter Grosskopf*"
Authorized Signatory

DUNDEE SECURITIES CORPORATION

By: (signed) "*Robert Klassen*"
Authorized Signatory

CIBC WORLD MARKETS INC.

By: (signed) "*David A. Scott*"
Authorized Signatory

NATIONAL BANK FINANCIAL INC.

By: (signed) "*Bruno Kaiser*"
Authorized Signatory

SCOTIA CAPITAL INC.

By: (signed) "*J. Paul Rollinson*"
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: (signed) "*Craig G. H. Warren*"
Authorized Signatory

RAYMOND JAMES LTD.

By: (signed) "*J. Graham Fell*"
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written:

URANIUM PARTICIPATION CORPORATION

By: (signed) "*E. Peter Farmer*"
Authorized Signatory

DENISON MINES INC.

By: (signed) *"E. Peter Farmer"*
Authorized Signatory

SCHEDULE "A"

TERMS FOR OFFERING TO U.S. PURCHASERS

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(b) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting Corporation certificates or depositary receipts by resident of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Institutional Accredited Investor" means an institutional "accredited investor" as that term is defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(e) "Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

(f) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(g) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(h) "Rule 144A" means Rule 144A adopted by SEC under the U.S. Securities Act;

(i) "SEC" means the United States Securities and Exchange Commission;

(j) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(l) "U.S. Dealer" of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

(m) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(n) "U.S. Person" means a U.S. person as that term is defined in Regulation S; and

(o) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter and each U.S. Dealer acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration and U.S. Dealer requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Shares except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in paragraphs 2 through 13 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 13 below) (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States or U.S. Person, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of such purchaser reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its U.S. Dealer, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts

to ensure that each selling group member complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Shares in the United States or to, or for the account or benefit of, a U.S. Person shall be made only to Qualified Institutional Buyers and Institutional Accredited Investors through the U.S. Dealer in compliance with all applicable U.S. broker-dealer requirements.

4. Offers and sales of Shares in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers or Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. Immediately prior to soliciting any offeree, the Underwriter, the U.S. Dealer, their affiliates and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree, and any person on behalf of whom such offeree is acquiring the Shares, is a Qualified Institutional Buyer or an Institutional Accredited Investor, and at the time of completion of each sale to any such offerees, the Underwriter, the U.S. Dealer, their affiliates, and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser purchasing Shares from the U.S. Dealer and any person on behalf of whom such purchaser is acquiring Shares is a Qualified Institutional Buyer and each purchaser designated by such Underwriter or the U.S. Dealer to purchase Shares from the Corporation, and any person on behalf of whom such purchaser is acquiring the Shares, is an Institutional Accredited Investor.

7. The Underwriter acting through its U.S. Dealer, may offer the Shares in the United States or to, or for the account or benefit of, a U.S. Person only to offerees with respect to which the Underwriter has a pre-existing relationship.

8. Prior to the completion of any sale of Shares in the United States, each U.S. purchaser thereof will be required to provide to the Underwriters, or to the U.S. Dealer selling the Shares, a letter in the form of Appendix I hereto.

9. Each offeree in the United States shall be provided, prior to time of purchase of any Shares, with a copy of the U.S. private placement offering memorandum (the "U.S. Placement Memorandum") attached to a copy of the Final Prospectus.

10. It will inform, and cause its U.S. Dealer to inform, all purchasers of the Shares in the United States or for the account or benefit of a U.S. Person that the Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A or Rule 506 of Regulation D, as the case may be.

11. At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Shares in the United States or who are purchasing for the account of or benefit of a U.S. Person.

12. At closing, each U.S. Dealer who sold any Shares together with its Canadian affiliate will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Shares in the United States or to, or for the account or benefit of, a U.S. Person.

13. Neither the Underwriters, their U.S. Affiliates, its respective affiliates or any person acting on their behalf (other than the Corporation, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Shares.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer and there is no Substantial U.S. Market Interest in any class of the Corporation's securities.

2. The Corporation is not, and as a result of the sale of the Shares contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3. For so long as the Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and if the Corporation is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation shall provide to holders of the Shares which have been sold in the United States in reliance upon Rule 144A, or to any prospective purchasers of the Shares designated by such holders, upon request of such holders or prospective holders, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Shares to effect resales under Rule 144A).

4. The Shares are not, and as of the Closing Time the Shares will not be, and no securities of the same class as the Shares will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange

Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

5. Except with respect to offers and sales to Qualified Institutional Buyers and Institutional Accredited Investors within the United States or who are U.S. Persons in reliance upon any exemption from registration under U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to any person in the United States or to, or for the account or benefit of, a U.S. Person; or (B) any sale of such securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person.

6. During the period in which the Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Shares, pursuant to this Agreement.

7. None of the Corporation, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Shares in the United States.

8. Except with respect to the offer and sale of the Shares offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be "integrated" with the Offering and that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D or the exclusion from registration provided by Regulation S to be unavailable for offers and sales of the Shares.

9. During the period in which the Shares are offered for sale, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act.

10. The Corporation shall cause a Form D to be filed with the SEC within 15 days of the first sale of Shares to a person in the United States or to, or for the account or benefit of, a U.S. Person and shall make such other filings as shall be required by applicable state securities laws to secure exemption from registration under such securities laws for the sale of the Shares in such states.

11. Neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sales on Form D.

APPENDIX I TO SCHEDULE "A"

U.S. PURCHASER'S LETTER

Uranium Participation Corporation
595 Bay Street
Suite 402
Toronto, Ontario
Canada M5G 2C2

and

Sprott Securities Inc.
Royal Bank Plaza
P.O. Box 63
South Tower, Suite 2750
Toronto, Ontario
Canada M5J 2J2

Re: Purchase of Shares of Uranium Participation Corporation

Ladies and Gentlemen:

In connection with its agreement to irrevocably purchase common shares (the "Shares") in the capital of Uranium Participation Corporation (the "Corporation"), the undersigned represents, warrants and covenants to you as follows:

(a) it is aware that the Shares have not been and will not be registered under the United States *Securities Act of 1933* (the "1933 Act") and that the offer and sale of Shares to it is being made in reliance on an exemption from the 1933 Act;

(b) it has received a copy, for its information only, of the Canadian Short Form Prospectus together with a U.S. offering memorandum, relating to the offering in the United States of the Shares and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Shares;

(c) it is an institutional accredited investor (as such term is defined in Annex A hereto, "Institutional Accredited Investor") or a qualified institutional buyer (as such term is defined in Rule 144A under the 1933 Act ("Qualified Institutional Buyer") and is acquiring the Shares for its own account or for the account of an Institutional Accredited Investor or a Qualified Institutional Buyer, as the case may be, with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Shares in violation of United States federal or state securities laws;

(d) it acknowledges that it has not purchased the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e) it understands that if it decides to offer, sell or otherwise transfer any of the Shares, such Shares may be offered, sold or otherwise transferred only (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, (iii) within the United States in accordance with Rule 144 or Rule 144A under the 1933 Act, if applicable, and in any case in accordance with any applicable securities laws of any state of the United States, or (iv) with the prior written approval of the Corporation in a transaction that does not require registration under the 1933 Act or any applicable state laws, and it has, prior to such sale, furnished to the Corporation an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation;

(f) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing, or documents constituting, the Shares, and all certificates or documents issued in exchange therefor or in substitution thereof, shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO URANIUM PARTICIPATION CORPORATION (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF URANIUM PARTICIPATION CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS.

THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE. A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. AS THE REGISTRAR AND TRANSFER AGENT OF URANIUM PARTICIPATION CORPORATION IN CONNECTION WITH A SALE

OF THE SECURITIES REPRESENTED HEREBY AT A TIME WHEN URANIUM PARTICIPATION CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND URANIUM PARTICIPATION CORPORATION, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

provided, that if any Shares are being sold under paragraph (e)(ii) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc., as registrar and transfer agent, as set forth in Annex B hereto (or as the Corporation may prescribe from time to time) and the Corporation shall use its reasonable best efforts to cause Computershare Investor Services Inc. to remove any such legends within three business days of receipt of such declaration; and provided, further, that, if any such Shares are being sold other than to the Corporation in accordance with Regulation S under the 1933 Act, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(g) it consents to the Corporation making a notation on its records or giving instructions to any registrar and transfer agent of the Shares in order to implement the restrictions on transfer set forth and described herein;

(h) it is authorized to consummate the purchase of the Shares;

(i) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Shares in the United States; and

(j) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Shares.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Shares. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall

survive the purchase by it of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Shares.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

A certified check or bank draft in the amount set forth on the next page accompanies this letter.

Execution by the Subscriber:

EXECUTED by the Subscriber this _________ day of ____________, 2006.

______________________________	____________________________________
Number of Shares	Total Purchase Price (Number of Shares x Cdn. $8.25)
by: ___________________________ Authorized Signatory	____________________________________ (Subscriber's Residential or Head Office Address)
______________________________ Name of the Subscriber *(please print)*	____________________________________ (Telephone Number)
______________________________ Name and Official Capacity or Title of Authorized Signatory *(please print)*	____________________________________ (Facsimile Number)

Registration Instructions (if other than in name of Subscriber):	**Certificate Delivery Instructions (if other than in the address above):**
______________________________ Name and Address *(as it should appear on the certificates)*	____________________________________ Address
______________________________ Account reference, if applicable	____________________________________ Account reference, if applicable
______________________________ Address of Intermediary	____________________________________ Contact Name
______________________________	( ) ______________________________ Telephone Number

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Institutional Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the 1933 Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934 or any insurance company as defined in Section 2(13) of the 1933 Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501 of Regulation D).

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000.

(4) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Investor Services Inc.,
Toronto, Ontario
as registrar and transfer agent
for the securities of Uranium Participation Corporation

The undersigned (a) acknowledges that the sale of the securities of Uranium Participation Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated:______________

By:________________________________
Name:
Title:

APPENDIX II TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of shares (the "Shares") of Uranium Participation Corporation (the "Corporation") pursuant to the Underwriting Agreement dated •, 2006, among the Corporation, Denison Mines Inc. and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

(i) each U.S. affiliate of the undersigned Underwriter (a "U.S. Affiliate") who offered or sold Shares in the United States, or to, or for the account or benefit of, a U.S. Person, is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii) all offers and sales of Shares in the United States, or to, or for the account or benefit of, a U.S. Person, have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) each offeree was provided with a copy of the U.S. Placement Memorandum, including the Final Prospectus relating to the offering of the Shares and a confidential U.S. covering memorandum for the offering of the Shares in the United States, or to, or for the account or benefit of, a U.S. Person;

(iv) immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a "qualified institutional buyer" as defined in Rule 144A (a "QIB") under the Securities Act of 1933, as amended (the "U.S. Securities Act") or an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D (an "Accredited Investor") under the U.S. Securities Act. and, on the date hereof, we continue to believe that each person in the United States or U.S. person purchasing Shares from us is a QIB or an Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States or to U.S. persons;

(vi) the offering of the Shares in the United States, or to, or for the account or benefit of, a U.S. Person, has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(vii) prior to any sale of Shares in the United States, or to, or for the account or benefit of, a U.S. Person, we caused each U.S. purchaser that is an Accredited Investor that is an Accredited Investor to execute a U.S. Purchaser's Letter in the form of Appendix I to Schedule "A" to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of __________, 2006.

[CANADIAN UNDERWRITER]	**[U.S. AFFILIATE OF CANADIAN UNDERWRITER]**
By: ______________________	By: ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________

M:\Commercial\CWade\Denison Mines - 039140\0003 - Uranium Participation\Underwriting Agreement (CONFORMED COPY FOR SEDAR).DOC



Ontario Securities Commission

Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts or notices of acceptance of filing of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for an **Amended and Restated Preliminary Short Form Prospectus** of the above Issuer dated **May 9th, 2006**.

DATED at Toronto this 9th day of May, 2006.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # **934559**

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2006-MC-1300

NUMÉRO DE PROJET SÉDAR: 934559

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE MODIFIÉ

(Régime d'examen concerté)

Uranium Participation Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1 le visa est octroyé à votre prospectus simplifié provisoire modifié du 9 mai 2006.

L'Autorité des marchés financiers,

Le 9 mai 2006	*(s) Louis Auger*
Date du visa	Louis Auger Chef du Service du financement des sociétés

/ir

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue May 8, 2006



URANIUM PARTICIPATION CORPORATION

$•

• Common Shares

This short form prospectus is being filed to qualify the distribution (the "Offering") of • common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") at a price of $• per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of •, 2006 between Uranium Participation Corp. and Sprott Securities Inc. ("Sprott") and Dundee Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation and Raymond James Ltd. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On May 5, 2006, the last trading day prior to the date of this preliminary short form prospectus, the closing price of the Common Shares on the TSX was $8.79.

Price: $• per Common Share

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to the Corporation[2]
Per Common Share.........	$●	$●	$●
Total[3]	$●	$●	$●

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $•, representing ●% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus and $200,000 payable to the Manager, which are estimated to be $● and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase up to an additional • common shares (the "Optioned Shares") at the Offering Price. Unless the context otherwise requires, references herein to "Offering" or "Common Shares" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $•, $• and $•, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about •, 2006 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than •, 2006. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the Common Shares involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and ''forward-looking information'' which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiary. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", ''expect'', ''intent'', "estimate", "anticipate", "plan", "should", ''believes'', or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information statement.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on February 28, 2006 (the Corporation's financial year end) was $1.00 = US$0.88 (US$1 = $1.14). And on May 5, 2006 was $1.00 = US$0.90 (US$1 = $1.11).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 19, 2006 for the financial year ended February 28, 2006;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2006, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Management's Report of Fund Performance dated April 20, 2006 for the financial year ended February 28, 2006;

(d) the management information circular of the Corporation dated February 24, 2006 prepared in connection with the special meeting of shareholders of the Corporation held on March 27, 2006; and

(e) the management information circular of the Corporation dated April 21, 2006 prepared in connection with the annual general meeting of shareholders of the Corporation to be held May 25, 2006.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, based on legislation in effect on the date of this short form prospectus, the Common Shares to be distributed hereunder, if issued on the date hereof, would be "qualified investments" under the *Income*

Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended.

Uranium Participation Alberta Corp. (the "Subsidiary") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. The Subsidiary directly invests in, and holds, uranium oxide in concentrates ("U_3O_8") and, more recently, uranium hexafluoride ("UF_6"). Unless the context requires otherwise, references to "uranium" mean U_3O_8 and UF_6. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiary.

RECENT DEVELOPMENTS

The net asset value per share of the Corporation at March 31, 2006 was $6.00 based on the spot price for $U_3 0_8$ at March 31, 2006 which was US$40.50 per pound and the Canadian/US dollar noon exchange rate at month end which was $1.1671. Since inception to March 31, 2006, the Corporation has purchased and taken delivery of 3,800,000 pounds of $U_3 0_8$ at a total cost of $139,569,000. Market value of the investment in $U_3 0_8$ based on the March 31, 2006 spot price was $179,617,000.

During April 2006 Uranium Participation Corp. took delivery of an additional 200,000 pounds of $U_3 0_8$ and 100,000 KgU as UF_6 at an average price of US$35.65 per pound and US$118.00 per KgU, respectively, excluding commissions.

In April 2006, Uranium Participation Corp. entered into commitments to purchase 200,000 KgU as UF_6 for US$122.55 per KgU for delivery in June 2006.

Uranium Participation Corp. has a credit agreement with the Manager for a revolving facility up to $25,000,000 that expires on June 28, 2006. The Corporation requested that the limit of the credit facility be reduced to $10,000,000 but subsequently on April 21, 2006, the Corporation increased the limit of the revolving facility by $15,000,000 to its original limit of $25,000,000. As at May 5, 2006, the Corporation has drawn and has outstanding $10,000,000 under the facility. The loan proceeds were used to fund the purchase of 200,000 pounds of $U_3 0_8$ in April 2006. Amounts outstanding under the credit facility are due on June 28, 2006 and bear interest at an annual rate representing the annual prime rate of interest offered by a Canadian chartered bank plus 2%.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's consolidated capitalization as February 28, 2006, the date of the most recent consolidated financial statements filed by the Corporation, and at February 28, 2006 after giving effect to the Offering. The table should be read in conjunction with the consolidated financial statements of the Corporation, including the notes thereto, and management's discussion and analysis incorporated by reference in this short form prospectus.

	As at February 28, 2006 (dollars in thousands)	As at February 28, 2006 After Giving Effect to the Offering[(1)] (dollars in thousands)
	(audited)	(unaudited)
Shareholders' Equity		
Common Shares	$155,183	$•
(Authorized – unlimited)	(30,751,325 shares)	(• shares)
Warrants	$3,599	$3,599
	(4,998,675 warrants)	(4,998,675 warrants)
Retained Earnings	$16,228	$16,228
Total Capitalization	$175,010	$•

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option).

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $• assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $•.

The net proceeds of the Offering will be used by the Corporation to fund the (i) Corporation's purchase commitment in respect of 200,000 KgU as UF_6 referred to under "Recent Developments" (US$24.9 million, including commissions payable to the Manager), (ii) repay amounts due to the Manager under the credit facility referred to in "Recent Developments" ($10.2 million, including accrued interest and fees) and (iii) as to the balance, to fund future purchases of uranium and fund ongoing obligations of the Corporation. At least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on •, 2006, or on such other date as may be agreed upon by the Corporation and the Underwriters (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $• per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total

price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $•, $• and $•, respectively. The Corporation will also pay to the Underwriters a fee of $• per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through an affiliate of one of the Underwriters, to offer the Common Shares to purchasers located in the United States and to U.S. Persons that are institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act to whom the Corporation will sell Common Shares in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The Corporation has applied to list the Common Shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Sprott, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares, of which 30,823,875 Common Shares were outstanding as of May 5, 2006. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and investment in the Common Shares is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 value per KgU at December 31 for the four years ended December 31, 2005, as at February 28, 2006 and May 5, 2006.

	December 31				**February 28**	**May 5**
	2002	**2003**	**2004**	**2005**	**2006**	**2006**
U_3O_8	$10.20	$14.50	$20.70	$36.25	$38.50	$41.50
UF_6	$31.65	$43.14	$63.09	$106.22	$112.09	$119.93

As published by U_xCo. in US dollars

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase $U_3 0_8$ or UF_6. Such commitments are generally subject to conditions in favour of the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares and the common share purchase warrants of the Corporation issued in May 2005 (the "Warrants").

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot price of uranium published by UxCo. Accordingly, NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Income Tax Act (Canada).

Market Price of Common Shares

It appears that the market price of the Common Shares is based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Participation Corp.

The market price of the Common Shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the shareholders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. If it does, it intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated May •, 2006 relating to the issue and sale of • common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at February 28, 2006 and the consolidated statements of operations, changes in net assets, cash flows and investment portfolio for the period from March 15, 2005 to February 28, 2006. Our report relating to such financial statements is dated March 29, 2006 (except for Note 7, which is dated April 17, 2006).

•
Chartered Accountants

Toronto, Ontario
•, 2006

CERTIFICATE OF THE CORPORATION AND THE PROMOTER

Dated: May 8, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Garth MacRae
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James A. Anderson
Executive Vice President and Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: May 8, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES INC.

By: (Signed) Robert Klassen

CIBC WORLD MARKETS INC.

By: (Signed) David A. Scott

NATIONAL BANK FINANCIAL INC.

By: (Signed) Bruno Kaiser

SCOTIA CAPITAL INC.

By: (Signed) J. Paul Rollinson

CANACCORD CAPITAL CORPORATION

By: (Signed) Craig G. H. Warren

RAYMOND JAMES LTD.

By: (Signed) J. Graham Fell



Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for a **Preliminary Short Form Prospectus** of the above Issuer dated **May 8th, 2006**.

DATED at Toronto this 8th day of May, 2006.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # **934559**

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2006-MC-1287

NUMÉRO DE PROJET SÉDAR: 934559

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

Uranium Participation Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 8 mai 2006.

L'Autorité des marchés financiers,

Le 8 mai 2006	*(s) Louis Auger*
Date du visa	Louis Auger Chef du Service du financement des sociétés

/ir

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

RECEIVED
2006 AUG 23 A 9:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT 44-101

April 21, 2006

TO: The Ontario Securities Commission, as notice regulator, and all other securities regulators in the provinces of Canada

Uranium Participation Corporation (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.



James R. Anderson
Chief Financial Officer

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Accordingly, the securities will only be offered or sold within the United States to a limited number of Qualified Institutional Buyers pursuant to Rule 144A and "accredited investors" pursuant to Regulation D under the U.S. Securities Act and thereafter may only be reoffered or resold in the United States or to a U.S. person pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. See "Plan of Distribution".

PROSPECTUS

<u>*New Issue*</u>

December 6, 2005



Uranium Participation Corporation

$60,000,000

10,000,000 Common Shares

This prospectus qualifies the distribution (the "Offering") of 10,000,000 common shares ("Common Shares") in the capital of Uranium Participation Corporation ("Uranium Participation Corp.") to be issued and sold at a price of $6.00 per Common Share (the "Offering Price") pursuant to an underwriting agreement (the "Underwriting Agreement") dated November 17, 2005 among Uranium Participation Corp. and Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Underwriters"). The Offering Price was determined by negotiation between Uranium Participation Corp. and the Underwriters.

Uranium Participation Corp. is a corporation established under the *Business Corporations Act* (Ontario) ("OBCA") on March 15, 2005. Uranium Participation Corp. has been created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8"). Uranium Participation Corp. will use at least 85% of the gross proceeds of the Offering to acquire U_3O_8. See "Use of Proceeds".

An investment in the Common Shares is subject to a number of risks that should be considered by a prospective purchaser. Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. The primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings. Uranium Participation Corp. does not anticipate paying regular distributions to shareholders. See "Risk Factors".

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". The closing price on the TSX of the Common Shares on December 5, 2005 was $6.09. The TSX has conditionally approved the listing of Common Shares distributed as part of this Offering, subject to Uranium Participation Corp. fulfilling listing requirements of the TSX.

Uranium Participation Corp. may purchase U_3O_8 from the Manager (defined below), provided that unanimous approval of the independent directors of Uranium Participation Corp. is obtained for any purchases over $1,000,000. See "Business of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

PRICE $6.00 PER COMMON SHARE

	Price to the Public	Underwriters' Fee	Net Proceeds to Uranium Participation Corp. [(1)]
Per Common Share	$6.00	$0.27	$5.73
Total Offering [(2) (3)]	$60,000,000	$2,700,000	$57,300,000

Notes:

(1) Before deducting expenses of the Offering, estimated at $450,000 which, together with the Underwriters' fee, will be paid by Uranium Participation Corp. out of the proceeds of the Offering.

(2) Uranium Participation Corp. granted to the Underwriters an option (the "Option"), which was exercised in full on December 2, 2005, to purchase up to an additional aggregate amount of $15,000,000 of Common Shares (the "Optioned Shares", which together with the Common Shares are referred to herein as the "Common Shares"), on the same terms as set forth above. As the Option was exercised in full, prior to the date of this prospectus, the Optioned Shares are included in this distribution table. This prospectus also qualifies both the grant of the Option and the distribution of the Optioned Shares.

(3) Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Underwriters, exercisable within 30 days from the closing of the Offering, to purchase 750,000 Common Shares, on the same terms as set forth above. If the Over-Allotment Option is exercised in full, the "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Uranium Participation Corp." will be $64,500,000, $2,902,500 and $61,597,500, respectively. This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares issuable on the exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Uranium Participation Corp. and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP, and on behalf of the Underwriters by Lang Michener LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares will be available for delivery on or about the date of the closing, which is expected to occur on or about December 14, 2005, or such other date as Uranium Participation Corp. and the Underwriters may agree, but in any event no later than December 22, 2005 (the "Closing").

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel for Uranium Participation Corp., and Lang Michener LLP, counsel for the Underwriters, provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, the Common Shares will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are "forward-looking statements" which reflect the Manager's expectations regarding Uranium Participation Corp.'s future growth, supply and demand for U_3O_8, any appreciation in the value of U_3O_8, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Some of these risks, uncertainties and other factors are described in this prospectus under the heading "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what Uranium Participation Corp. and the Manager believe to be reasonable assumptions, neither Uranium Participation Corp. nor the Manager can assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and neither Uranium Participation Corp. nor the Manager assume any obligation to update or revise them to reflect new events or circumstances.

EXCHANGE RATE INFORMATION

The following table sets out: (a) the rate of exchange for one US dollar in Canadian dollars in effect at the end of such period; (b) the high and low rate of exchange during this period; and (c) the average rate of exchange for the period, based on the noon buying rates of exchange published by the Bank of Canada:

	High	Low	Average[1]	End of Period
March 15, 2005 to September 30, 2005	C$1.2704	C$1.1611	C$1.2216	C$1.1611

Note:
1. The average of the daily noon buying rates on the last business day of each month during the period

On December 5, 2005, the noon buying rate for one US dollar in Canadian dollars published by the Bank of Canada was US$1.00 = C$1.1567.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial statements contained elsewhere in this prospectus. Certain terms used in this summary are defined elsewhere in this prospectus. See also "Glossary" for relevant definitions of certain uranium industry terms.

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" are to Canadian dollars and references to "US$" are to American dollars. Unless noted otherwise, all amounts also assume that the Underwriters have not exercised the Over-Allotment Option.

URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established pursuant to the *Business Corporations Act* (Ontario) on March 15, 2005 to invest in, hold and sell U_3O_8. The principal and registered head office of Uranium Participation Corp. is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

PURPOSE OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in uranium oxide in concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings of U_3O_8. The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8. The U_3O_8 owned by Uranium Participation Corp. and acquired in future is and will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. Investors in Uranium Participation Corp. have the ability to effectively invest in U_3O_8 in a manner that does not directly include the risks associated with ownership of companies that explore for, mine and process uranium.

Uranium Participation Corp. owns, as at the date hereof, 2,550,000 pounds of U_3O_8. The NAV (as defined in "Management of Uranium Participation Corp.-Management Services Agreement") was $4.86 at September 30, 2005 and was $5.11 at October 31, 2005.

THE OFFERING

Offering: Common Shares of Uranium Participation Corp.

Amount: $60,000,000 (10,000,000 Common Shares)

Price: $6.00 per Common Share.

Use of Proceeds: The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the expenses of the Offering, will be $56,850,000 without giving effect to the exercise of the Over-Allotment Option. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8. The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt. See "Use of Proceeds".

Option: Uranium Participation Corp. granted to the Underwriters an Option, which was exercised in full on December 2, 2005, to purchase an additional aggregate amount of $15,000,000 of Optioned Shares at the Offering Price.

Over Uranium Participation Corp. has granted to the Underwriters an Over-Allotment Option, exercisable

Allotment Option: for a period of 30 days from the Closing to purchase 750,000 Common Shares, at the Offering Price. If the Over-Allotment Option is exercised, at least 85% of the gross proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".

Manager: Uranium Participation Corp. and Denison Mines Inc. (the "Manager") entered into a management services agreement (the "Management Services Agreement") dated as of March 30, 2005. The Management Services Agreement has an initial term of five years and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation Corp. has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation Corp.'s activities in an efficient, timely and professional manner in accordance with reasonable and prudent business practices and will be paid by Uranium Participation Corp. an amount based on the net asset value of Uranium Participation Corp., subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8. See "Management of Uranium Participation Corp. – Management Services Agreement".

Uranium Participation Corp. may purchase U_3O_8 from the Manager, provided that unanimous approval of the independent directors of Uranium Participation Corp. is obtained for any purchases over $1,000,000. See "Business of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

Risk Factors: An investment in the Common Shares involves a number of risk factors. The price of the Common Shares will be affected by the potential volatility of uranium prices, which are influenced by economic and political considerations. Additional risks associated with an investment in the Common Shares include: (i) uranium price volatility; (ii) no public market for U_3O_8; (iii) foreign exchange rates; (iv) risks associated with Converters (as defined below); (v) lack of operational liquidity; (vi) competition from other energy sources and public acceptance of nuclear energy; (vii) nuclear accident; (viii) lack of investment liquidity; (ix) NAV not necessarily being representative of the realizable value of the U_3O_8 portfolio. (x) market price of the Common Shares; (xi) reliance on the Board of Directors and the Manager; (xii) resignation by the Manager; (xiii) conflict of interest and (xiv) regulatory changes. See "Risk Factors".

Summary of Expenses: In addition to the Underwriters' Fee of $2,700,000, the expenses of the Offering are estimated to be approximately $450,000. The estimated annual expenses payable by Uranium Participation Corp. are anticipated to be approximately $1.9 million in the aggregate, and include: (i) storage and holding of U_3O_8 - $550,000; (ii) insurance - $150,000; (iii) capital taxes - $145,000; (iv) shareholder communication and listing fees - $250,000; (v) the Manager's fee - $580,000 (after giving effect to the completion of the Offering and assuming the exercise of the Over-Allotment Option); and (vi) other/administrative expenses - $225,000. These annual expenses are subject to change resulting from changes in the net asset value of Uranium Participation Corp., which would increase the fees payable to the Manager. See "Management of Uranium Participation Corp. – Management Services Agreement".

Summary of Investment Portfolio:

Uranium Participation Corp.'s investment portfolio, as at September 30, 2005, consists of the following:

(in thousands of dollars, except pound amounts)	Pounds	Cost	Market
Investment in U_3O_8	2,550,000	$89,382	$92,525
Per pound values:			
- In Canadian dollars		$35.05	$36.28
- In United States dollars		$28.78	$31.25

Uranium Participation Corp. also has cash and cash equivalents of $3,383,000 at September 30, 2005.

URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. is administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). See "Management of Uranium Participation Corp." and "Description of Uranium Participation Corp." Uranium Participation Alberta Corp. is a wholly-owned subsidiary of Uranium Participation Corp., established pursuant to a certificate of incorporation dated May 4, 2005, under the *Business Corporations Act* (Alberta) (the "Subsidiary"). The Subsidiary directly invests in, and holds, U_3O_8. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Participation Corp." include the Subsidiary.

The principal and registered head office of Uranium Participation Corp. is located at 595 Bay St., Suite 402, Toronto, Ontario, M5G 2C2.

BUSINESS OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in U_3O_8, with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. An investment in the Common Shares provides an investment alternative for investors interested in investing directly in U_3O_8. The Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in U_3O_8 in a manner that does not directly include risks associated with investments in companies that explore for, mine and process uranium.

All U_3O_8 owned by Uranium Participation Corp. is stored by a small number of licensed operators (the "Converter" or collectively, the "Converters") at licensed uranium conversion facilities in Canada, France, the United Kingdom and/or the United States. The Manager, on behalf of Uranium Participation Corp., negotiates storage arrangements with the Converters. The Manager is required to ensure that Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. See "Management of Uranium Participation Corp. – Management Services Agreement". Neither Uranium Participation Corp. nor the Manager has the right to remove, or request the removal of the U_3O_8 held in storage on behalf of Uranium Participation Corp. and no part of such U_3O_8 may be transferred by the Converters unless a certified resolution of the Board of Directors is delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings, the expenses of Uranium Participation Corp. are required to be satisfied by cash on hand that is not otherwise invested in U_3O_8. Cash on hand at September 30, 2005 is expected to be sufficient to satisfy expenses of Uranium Participation Corp. for approximately 24 months. Annual expenses, including capital taxes, are estimated to be approximately $1.9 million. For a detailed description of such expenses please see "Management of Uranium Participation Corp. – Management Services Agreement". Uranium Participation Corp. is a taxable Canadian corporation and is subject to federal and provincial taxes, in addition to capital taxes.

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors has established the following investment policies which are included in the By-laws of Uranium Participation Corp.:

1. At least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) must be invested in, or held for future purchases of, U_3O_8, and may only be amended by a resolution of the common shareholders of Uranium Participation Corp. (the "Common Shareholders").

2. Uranium Participation Corp. may not enter into any borrowing arrangements to borrow monies except in strictly limited circumstances to facilitate U_3O_8 purchase payments. Under such circumstances, Uranium Participation Corp. may enter into arrangements to borrow monies for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

3. All purchases and sales of U_3O_8 shall be made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell the U_3O_8 at the best prices available to it over a prudent period of time.

4. In the event that the Manager determines that it would be beneficial to purchase, or sell, U_3O_8 from, or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the unanimous approval of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

5. In the event that the Manager elects to purchase U_3O_8 under long term contracts with a uranium supplier, Uranium Participation Corp. shall have funds set aside to satisfy the purchase price.

6. In the event that the Manager elects to sell U_3O_8 under long term contracts with a uranium customer, Uranium Participation Corp. shall have U_3O_8 set aside to satisfy the delivery commitments.

Operations

Following the completion by Uranium Participation Corp. of an initial public offering ("IPO") in May 2005, which raised gross proceeds of $100,000,000, the Manager purchased a total of 2,550,000 pounds of U_3O_8 in a number of transactions with various suppliers, at an average price of US$28.35, before purchase commissions. All of this U_3O_8 was delivered prior to the end of August 2005. Approximately 89% of the gross proceeds from the IPO are now invested in U_3O_8.

Prior to the delivery of such U_3O_8, the Manager entered into storage agreements with three Converters in Canada, France and the United States, respectively. All U_3O_8 purchased was book transferred and stored at these Converters pursuant to such storage agreements.

All purchases of U_3O_8 are made in US dollars and the storage costs from the Converters are paid in US dollars or Euros, as applicable. As a consequence, the activities and the financial results of Uranium Participation Corp. are directly affected by changes in the relative exchange rates with the Canadian dollar. Spot prices for U_3O_8 have increased from US$29.00 per pound at the time of completion of the IPO to US$33.25 at October 31, 2005. During the same period, the US dollar exchange rate fell from 1.2372 to 1.1801 at October 31, 2005, partly offsetting the increased value of the U_3O_8 when converted to Canadian dollars.

URANIUM MARKET

Overview

Uranium Uses

The most common commercial use for U_3O_8 is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960's and 1970's. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, the former Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at the location of the Converters, where U_3O_8 is converted to uranium hexafloride ("UF_6"). Above 56 degrees Celsius, UF_6 is a gas and is a suitable form to be enriched to produce fuel for the majority of types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

Demand

The demand for U_3O_8 is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association (the "WNA") reported that worldwide uranium fuel consumption attributed to fuel reactors in 2004 was 173 million pounds. The 2003 Red Book (Uranium 2003: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 200 and 220 million pounds of U_3O_8 by 2020 representing an annual growth rate of between 1.0% and 1.5%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 (the "IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue their current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole. As a

consequence, the energy demand accompanying Asian economic growth is expected to double over the next two decades, accounting for 40% of the total increase in projected world energy consumption over that period.

According to the WNA, as of September 2005, there were a total of 411 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 368,246 megawatts of electricity requiring 177.7 million pounds of U_3O_8 per year. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 23 commercial nuclear power plants (representing 18,516 megawatts of electricity) are under construction and many more are planned or proposed. New construction is presently centered in Asia, principally in China, South Korea and India. While it is unclear whether nuclear power will grow as a percentage of future global power production, industry sources believe that there will be rapid growth in Asia.

The demand for uranium may be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants and reductions in tails assay during enrichment. According to the WNA, from 1970 to 1990, there was a 25% reduction in uranium demand per kilowatt hour output in Europe due to such improvements in efficiency.

Supply

Uranium is supplied from primary production (the mining of uranium ores), and secondary sources such as the drawdown of excess inventories and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that approximately 59% of annual uranium consumption was sourced from primary production in 2004.

Primary Production

The uranium production industry is characterized by a small number of companies operating in relatively few countries. The WNA reports that in 2004, mine supply was approximately 105 million pounds of U_3O_8. In 2004, approximately 82% of the estimated world production was provided by eight producers: Cameco Corporation, COGEMA, part of the Areva Group ("COGEMA"), Energy Resources of Australia Ltd., Rossing Uranium Limited and WMC Resources Ltd. (now BHP Billiton) in the western world, and Kazatomprom in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. WNA data shows that the four largest companies produced over 53% of the world's primary production of uranium supply in 2004 as represented in the following table:

Entity		**Production of World's Uranium Supply**
Cameco Corporation	-	20.0%
COGEMA	-	13.2%
Energy Resources of Australia Ltd.	-	10.8%
WMC Resources Ltd. (now BHP Billiton)	-	9.2%

Approximately 87% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Niger, Namibia, Russia and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 30.2 million pounds U_3O_8 in 2004, which represented nearly 29% of world production.

The 2003 Red Book estimated that the world's present measured resources of uranium that are tributary to existing and committed production centres, and that are recoverable at less than US$15.38 per pound of U_3O_8, total 4.8 billion pounds. These resources are sufficient to meet projected uranium requirements through 2020, however, although

sufficient reserves exist, the associated uranium production centres do not yet have, nor are projected to have, sufficient capacity to produce more than 52% to 58% of annual demand over the same period.

A critical consideration in evaluating the potential for new supply is the lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining. As a result material increases in new, currently unplanned, mine production are not anticipated by the Manager over the next decade.

Secondary Sources

The secondary market has been a significant source of uranium supply over the past decade. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 11% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament

The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium "), suitable for use in nuclear power plants. Disarmament Uranium scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U_3O_8.

In March, 1999, Cameco Corporation, COGEMA and RWE NUKEM, Inc. (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex"), had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to three years after signing and continue for several years thereafter.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published price opinions based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot price opinions as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. The Manager estimates that the spot market volume in 2004 was about 20 million pounds, generally consistent with the volume over the last eight or nine years, and represented about 12% of demand.

The spot price for U_3O_8 has steadily increased from its low of US$7.10 per pound at the end of 2000 to the price of US$33.25 per pound at October 31, 2005, an increase of 368%. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for 2002, 2003 and 2004: US$0.60, US$4.30 and US$6.20 per pound respectively and has further increased by US$12.55 in the first ten months of 2005. As at November 29, 2005 the spot price was US$34.50 per pound.

Supply Deficit

Each year since 1989, the consumption of uranium has exceeded primary production by a substantial margin. In the current year, the Manager estimates that this supply shortage will be approximately 70 million pounds. To date, this large supply gap has been accommodated by sales from existing inventories, former stockpiles stored in Russia and recycling programs. Uranium held in inventories is being drawn down by 30-35 million pounds per year, and the Manager believes global excess inventories are less than 100 million pounds.

The following chart shows the relation between world uranium production and requirements, respectively, for the periods indicated:


Production
Requirements
Million pounds U3O8
200
180
160
140
120
100
80
60
40
20
0
47
50
53
56
59
62
65
68
71
74
77
80
83
86
89
92
95
98
01
04

Source: *Fueling the Future*, Jeff Combs: 2004 World Nuclear Association Annual Symposium

The Manager believes that the uranium market will face a growing supply deficit until new mine production can be implemented. The Manager believes that recent decreases in inventory levels, the recognition by Russia of its own internal need for uranium supply resulting in Russia becoming a net importer and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long term fundamentals of the uranium market are positive.

GOVERNMENT REGULATION

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")

The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

Canadian Nuclear Safety and Control Act

In Canada, control of the use and export of uranium was formerly governed by the *Atomic Energy Control Act* (the "AECA"), a federal statute. The AECA was administered by the Atomic Energy Control Board (the "AECB"). On March 20, 1997, the *Nuclear Safety and Control Act* (the "NSCA") received royal assent. In the following years, related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the NSCA and its associated regulations came into force replacing the AECA. The NSCA is the product of a recent update of regulatory requirements by the federal government in relation to the effective regulation of nuclear energy in Canada and the jurisdiction of the CNSC (notably expanding its role in environmental regulation). The CNSC has replaced the AECB.

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to

assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Converters, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Uranium Export Regulation

The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licenses and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation

Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the *Atomic Energy Act of 1954,* as amended, *title II of the Energy Reorganization Act of 1974, and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978.* Its primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40. The regulations governing the export and import of uranium from the U.S. and the movement of nuclear materials within the U.S. are at 10 CFR Part 110.

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a license application is governed by the *National Environmental Policy Act* ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of

nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

MANAGEMENT OF URANIUM PARTICIPATION CORP.

Board of Directors and Officers

The following table sets out, for each of the members of the Board of Directors and officers, respectively, of Uranium Participation Corp., the person's name, municipality of residence, position with Uranium Participation Corp. and principal occupation. Each director will hold office until the next annual meeting of Common Shareholders of Uranium Participation Corp., subject to his earlier resignation or removal.

Name and Municipality of Residence	Position with Uranium Participation Corp.	Principal Occupation
Paul J. Bennett [1,2,3] Calgary, Alberta	Director	President and Chief Executive Officer of Energus Resources Ltd.
Jeff Kennedy [2] Toronto, Ontario	Director	Chief Financial Officer of Sprott and its wholly-owned subsidiary, Sprott Securities (U.S.A.) Limited
Garth MacRae [1,2,3] Toronto, Ontario	Director	Independent Financial Consultant
Richard H. McCoy [1,2,3] Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
E. Peter Farmer Toronto, Ontario	President	President, Chief Executive Officer and Director of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Marketing and Special Projects of the Manager
Sheila Colman Toronto, Ontario	Corporate Secretary	General Counsel and Corporate Secretary of the Manager

Notes:
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) The Board has determined that this individual is "independent" for the purpose of reviewing potential Related Purchases. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Plan of Distribution".

As of the date of this prospectus, the directors and officers of Uranium Participation Corp. beneficially owned, directly or indirectly, 43,000 Common Shares representing less than 1% of the issued and outstanding Common Shares as set out in the table below:

Director/Officer	**Common Shares**
James R. Anderson	10,000
Paul J. Bennett	1,000
E. Peter Farmer	20,000
Richard H. McCoy	2,000
Garth MacRae	10,000

Certain officers or directors may purchase Common Shares offered under this prospectus. However, after giving effect to any such purchases, the aggregate number of Common Shares held by them will represent less than 1% of the issued and outstanding Common Shares.

Except as noted under "Officers of the Manager", each of the foregoing officers, and except as noted below, each of the foregoing directors, has held the same principal occupation for the previous five years.

Please see "Officers of the Manager" for a brief biographical description of the principal officers of Uranium Participation Corp.

The following is a brief biographical description of the directors:

Paul J. Bennett

Mr. Bennett became a director in June 2005. Mr. Bennett is currently the President and Chief Executive Officer of Energus Resources Ltd. He also serves as Vice President, Exploration and sits on the Advisory Board for Premium Petroleum Inc. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

Jeff Kennedy

Mr. Kennedy became a director in March 2005. Mr. Kennedy is currently the Chief Financial Officer and a director of Sprott. Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada (the "Subcommittee") from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Garth MacRae

Mr. MacRae became a director in April 2005 and is Chair of the Audit Committee. Mr. MacRae is a Chartered Accountant and has served as a director of Dundee Corporation since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has also served as a director of Dundee Wealth Management Inc. since its inception in November 1998. Mr. MacRae currently serves as a director of Breakwater Resources Ltd. Mr. MacRae has over 15 years of public accounting experience and has held executive positions

with Hudson Bay Mining and Smelting Co. Ltd., Brinco Limited and Denison Mines Limited. Mr. MacRae is a member of several public company boards and audit committees.

Richard H. McCoy

Mr. McCoy became a director in March 2005 and is Chairman of the Board. Mr. McCoy has been in the investment business for over 35 years. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy has also served as a director of ACE Aviation Holdings Inc., ID Biomedical Corporation, MDS Inc., Rothmans Inc. and Public Storage Canadian Properties. Mr. McCoy holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

Audit, Corporate Governance and Nominating Committees

The Board of Directors has established an Audit Committee comprised of three directors. This committee is responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. All three of the directors are independent for the purposes of the Audit Committee in accordance with Canadian securities regulatory authorities.

The Corporate Governance and Nominating Committee, which is comprised of all four directors, is responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors, the contribution of individual directors and the remuneration paid to the directors.

Remuneration of Board of Directors

Currently three members of the Board of Directors are independent. Each of the independent members of the Board of Directors will be paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation will be $25,000 per year for each director plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. will also reimburse the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors will participate in the indemnification arrangements described under the Management Services Agreement.

Remuneration of Officers

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. shall be paid by the Manager for serving in such capacity and shall not receive any remuneration from Uranium Participation Corp. therefor.

Management Services Agreement

The primary responsibilities of the Manager under the Management Services Agreement are:

(i) use commercially reasonable efforts to arrange for, and complete, for and on behalf of Uranium Participation Corp., through industry-standard tenders, the purchase and sale of U_3O_8, at the best available prices available over a prudent period of time as may be requested by the Board of Directors from time to time;

(ii) provide to the Board of Directors delivery and payment particulars in respect of each purchase and sale of U_3O_8;

(iii) arrange with Converters for the storage of U_3O_8 which is owned by Uranium Participation Corp., including arrangements regarding indemnities or insurance in favour of Uranium Participation Corp. for the loss of such U_3O_8 in accordance with industry practices;

(iv) on a monthly basis, prepare a report on the net asset value of each common share of Uranium Participation Corp. (the "NAV"), which shall be determined by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash and any other assets held by Uranium Participation Corp., less any and all outstanding payables, indebtedness and any other liabilities of Uranium Participation Corp., divided by the total number of outstanding Common Shares. Such report will be made available to Uranium Participation Corp. and the Board of Directors. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the value of the NAV;

(v) prepare regulatory filing materials, reports to the Common Shareholders, and other reports to the Board of Directors as may be reasonably requested from time to time;

(vi) furnish office facilities, services and supplies and generally oversee with its staff and independent contractors, the management of Uranium Participation Corp.;

(vii) provide the services of two separate individuals as nominees each to serve separately, one as President and the other as Chief Financial Officer of Uranium Participation Corp. together with nominees for such other executive positions as may be required by Uranium Participation Corp. (the "Nominees"). Subject to final approval by the Manager, the Board of Directors shall decide on the appointment of the Nominees or other duly qualified individuals to serve as President, Chief Financial Officer and such other positions as required; and

(viii) generally manage the business and affairs of Uranium Participation Corp.

The Manager has agreed to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent practices and may delegate, with the approval of the Board of Directors and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party.

All purchases and sales of U_3O_8 are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board of Directors instructs the Manager to purchase or sell U_3O_8, the Manager may put out a tender for an offer to purchase U_3O_8 or an offer to sell U_3O_8, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of U_3O_8 include producers of uranium, traders and utilities that operate nuclear power facilities. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of U_3O_8. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender or an off-market transaction may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from which Uranium Participation Corp. would potentially purchase U_3O_8 or any seller to which Uranium Participation Corp. may sell U_3O_8.

As the Manager and its affiliates (including McClean Uranium Limited) are producers, sellers and at certain times, purchasers of U_3O_8, the Manager and Uranium Participation Corp. have agreed that all Related Purchases must be unanimously approved by the independent members of the Board of Directors.

From the commencement of operations in May 2005 to October 31, 2005, the Manager has purchased, for and on behalf of Uranium Participation Corp., 2,550,000 pounds of U_3O_8 in a number of separate transactions. The Manager was not the vendor in any of these transactions.

The Management Services Agreement has an initial term of five years (the "Initial Term"). After the Initial Term, the Management Services Agreement may be renewed on terms mutually acceptable to each party and may be terminated by either party upon the provision of 180 days prior written notice. The Management Services Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the Manager, and terminated upon the completion of any such proceeding by Uranium Participation Corp. Uranium Participation Corp. may terminate the Management Services Agreement at any time if the Manager breaches any of its material obligations thereunder and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

Uranium Participation Corp. acknowledges that the Manager shall not be responsible for any loss of opportunity whereby the value of any of the assets of Uranium Participation Corp. or the value of any particular U_3O_8, monetary or currency investment could have been increased, nor shall it be responsible for any decline in value of any of the assets of Uranium Participation Corp. unless such decline is the result of the Manager's gross negligence or wilful failure to comply with express directions given by resolution of either the Board of Directors or Common Shareholders of Uranium Participation Corp.

The Manager also arranged, at the expense of Uranium Participation Corp., for the engagement of Converters for the storage of Uranium Participation Corp.'s U_3O_8 assets and for Uranium Participation Corp.'s registrar and transfer agent. The Manager generally expects the Converters to indemnify Uranium Participation Corp. and its directors, officers and employees from and against all liabilities, claims and demands arising against Uranium Participation Corp. as a result of personal injury, death or property damage caused by the U_3O_8. The agreement with one Converter limits the responsibility of the Converter to loss resulting from the negligence of the Converter.

Uranium Participation Corp. is responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Manager as set out therein. Such costs and expenses to be borne by Uranium Participation Corp. will include, without limitation: (i) brokerage and trading commissions; (ii) transportation costs, insurance fees and commissions, security services costs, Converter's fees and other charges arising upon the holding, purchase or sale of U_3O_8 or other assets by Uranium Participation Corp.; (iii) legal and audit fees; (iv) corporate finance offering costs; (v) fees payable for listings, the maintenance of listings and filings or other requirements of stock exchanges on which any of the securities of Uranium Participation Corp. are listed or quoted; (vi) the cost of printing and mailing financial reports and material for Common Shareholders' meetings, valuations, reporting to Common Shareholders, securities regulatory filings and any other purposes required by law; (vii) fees payable to any registrar and transfer agent of the Common Shares or other securities of Uranium Participation Corp.; (viii) Uranium Participation Corp.'s directors' fees and expenses; (ix) the Manager's fees payable under the Management Services Agreement; and (x) all taxes (including income, capital and sales taxes).

The estimated annual expenses payable by Uranium Participation Corp., anticipated to be approximately $1.9 million in the aggregate, include: (i) storage and holding of U_3O_8 - $550,000; (ii) insurance - $150,000; (iii) capital taxes - $145,000; (iv) shareholder communication and listing fees - $225,000; (v) the Manager's fee – $580,000 (after giving effect to the completion of the Offering and assuming the exercise of the Over-Allotment Option); and (vi) other/administrative expenses - $225,000. These annual expenses are subject to change resulting from changes of the net asset value of Uranium Participation Corp., which would increase the fees payable to the Manager.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, Uranium Participation Corp. shall pay to the Manager a minimum yearly fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100 million and $200 million, plus a fee of 0.2% per annum based on Uranium Participation Corp.'s net asset value in excess of $200 million as well as a commission of 1.5% on the gross value of any purchases or sales of U_3O_8. Such fees shall be payable on or before the 10th day following the end of each such month (or earlier, in the case of commissions). For such purposes, "total assets" shall mean the total assets of Uranium Participation Corp. as at the valuation date, valued by multiplying the number of pounds of U_3O_8 held by

or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash, and any other assets held by Uranium Participation Corp. less any and all outstanding payables, indebtedness or any other liabilities of Uranium Participation Corp. The independent Board of Directors has the express authority to engage a third party for the purpose of conducting an independent valuation or audit of the assets of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the NAV.

Under the terms of the Management Services Agreement, the Manager shall incur no liability for any action except for its own gross negligence, willful misconduct or breach of the Management Services Agreement.

Pursuant to the terms of the Management Services Agreement, Uranium Participation Corp. and the Manager acknowledge that certain portions of the Management Services Agreement have been assigned to the Subsidiary.

Officers of the Manager

The name, municipality of residence, position held and principal occupation of each officer of the Manager are set out below:

Name and Municipality of Residence	Position with the Manager and Principal Occupation
E. Peter Farmer Toronto, Ontario	President, Chief Executive Officer and Director
James R. Anderson Mississauga, Ontario	Executive Vice President and Chief Financial Officer
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing and Special Projects
Sheila Colman Toronto, Ontario	General Counsel and Corporate Secretary

The following is a brief biographical description of the officers of the Manager:

E. Peter Farmer

Mr. Farmer is the President and Chief Executive Officer of the Manager. In addition, Mr. Farmer has served as a director of the Manager since September 2003. Mr. Farmer joined Denison Energy (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson

Mr. Anderson has been Executive Vice-President and Chief Financial Officer of the Manager since May 2004. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson is currently a Trustee of Countryside Power Income Fund and has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell

Mr. Campbell has been Vice President, Marketing and Special Projects for the Manager since March 2004. He held the position of Vice President, Marketing and Special Projects of Denison Energy from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman

Ms. Colman joined the Manager as General Counsel and Corporate Secretary in October 2004. Prior to joining the Manager, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Conflicts of Interest of the Manager

The Manager is responsible for the management of the business and affairs of Uranium Participation Corp. The Manager is a corporation involved in the exploration, production and marketing of uranium through its 22.5% interest in the McClean Lake joint venture in Northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets the McClean Lake uranium production. COGEMA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

(i) limitations on the ability of the Manager to purchase U_3O_8 from Related Parties (See "Business of Uranium Participation Corp.");

(ii) all board members are independent of the Manager (see "Management of Uranium Participation Corp.");

(iii) restrictions on the business to be carried on by Uranium Participation Corp. (see "Description of Uranium Participation Corp.").

USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the expenses of the Offering, will be $56,850,000, without giving effect to the exercise of the Over-Allotment Option. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8 including proceeds resulting from the exercise, if any, by the Underwriters of the Over-Allotment Option.

The Manager has arranged for the purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, of 1,400,000 pounds of U_3O_8 at an aggregate price of US$47,967,500, plus purchase commissions. Delivery of these volumes is expected to occur between December 2005 and April 2006. The Manager may enter into arrangements for the purchase of additional U_3O_8 prior to Closing.

The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt.

DESCRIPTION OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established on March 15, 2005 under the *Business Corporations Act* (Ontario). The following is a summary of the material attributes and characteristics of the Common Shares and certain provisions of the Articles and By-laws. This summary does not purport to be complete. Reference is made to the By-laws for a complete description of the Common Shares and the full text of its provisions.

Activities of Uranium Participation Corp.

Uranium Participation Corp. will be primarily involved in the purchase and sale of U_3O_8. All U_3O_8 acquired by Uranium Participation Corp. will, until sold, be stored at Converters' facilities in Canada, France, the United Kingdom and/or the U.S.

The By-laws of Uranium Participation Corp. provide that Uranium Participation Corp. shall, as its primary objective, invest in and hold at least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) in a direct ownership interest in physical U_3O_8 and hold the balance of its total assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of Uranium Participation Corp. The strategy of Uranium Participation Corp. does not include and will not include activities with regard to speculating in short-term changes in uranium prices. Notwithstanding the foregoing, when the Board of Directors believes that it is in the best interests of Uranium Participation Corp., Uranium Participation Corp. may subsequently sell some or all of its holdings in U_3O_8. See "Business of Uranium Participation Corp."

The By-laws of Uranium Participation Corp. provide that Uranium Participation Corp. may borrow on a short-term basis in limited circumstances to facilitate uranium purchase payments, provided that, under such circumstances, Uranium Participation Corp. may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets at any and all times.

Share Capital of Uranium Participation Corp.

The authorized capital of Uranium Participation Corp. consists of an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 20,000,075 Common Shares outstanding. The By-laws provide that the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Notice of Meetings. Holders of Common Shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) of Uranium Participation Corp., which must be invested in U_3O_8 as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any);

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the Common Shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the Common Shares; or

(v) consolidate or subdivide the Common Shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding at the market price or lowest tender price per Common Share, as the case may be.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of U_3O_8 and any other net assets of Uranium Participation Corp., subject to applicable laws.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated November 17, 2005 among Uranium Participation Corp. and the Underwriters, Uranium Participation Corp. has agreed, subject to the terms and conditions set out in the Underwriting Agreement, to sell, and the Underwriters have agreed to purchase at Closing, 10,000,000 Common Shares at a price of $6.00 per Common Share, payable in cash to Uranium Participation Corp. against delivery of certificates representing such shares. The offer price per Common Share was established by negotiation between the Underwriters and Uranium Participation Corp. The Underwriters will receive a fee of $0.27 per Common Share upon Closing and any reimbursement for out-of-pocket expenses incurred will be paid by Uranium Participation Corp. out of the cash proceeds of the Offering. See "Use of Proceeds".

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares that they have obliged themselves to purchase if any of such Common Shares are purchased under the Underwriting Agreement.

Uranium Participation Corp. granted to the Underwriters the Option, which was exercised in full on December 2, 2005, to purchase up to an additional aggregate amount of $15,000,000 of Common Shares at the Offering Price. As the Option was exercised in full prior to the date of the prospectus, this prospectus qualifies both the grant of the Option and the distribution of the Optioned Shares.

Uranium Participation Corp. has granted the Over-Allotment Option to the Underwriters which is exercisable within 30 days from Closing, to purchase 750,000 Common Shares, at the Offering Price to cover over-allotments. If the Over-Allotment Option is exercised in full, the Price to the Public, Underwriters' Fee and Net Proceeds to Uranium Participation Corp. (before expenses) will be $64,500,000, $2,902,000 and $61,597,500, respectively. This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares issuable on the exercise of the Over-Allotment Option.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part. The right is reserved to close the subscription books at any time without notice. Closing will take place on or about December 14, 2005 or such later date that is on or before December 22, 2005 as may be agreed upon by Uranium Participation Corp. and the Underwriters. The TSX has conditionally approved the listing of the Common Shares distributed as part of this Offering, subject to Uranium Participation Corp. fulfilling listing requirements of the TSX.

Pursuant to rules of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the conditions that the bid or purchase not be engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under applicable by-laws and rules of the relevant self-regulatory authorities relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Such transactions, if commenced, may be discontinued at any time.

The Common Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the U.S. (as defined by Regulation S under the U.S. Securities Act), and may not be offered or sold within the U.S., provided, that Common

Shares may be offered and sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act. The Underwriters have agreed that they will not offer or sell any of the Common Shares offered hereby within the U.S., except pursuant to exemptions from the registration requirements under the U.S. Securities Act and only as permitted by the Underwriting Agreement. In addition, until 40 days after commencement of this Offering, an offer or sale of Uranium Participation Corp.'s Common Shares within the U.S. by any dealer (whether or not participating in the Offering) may violate the registration requirements under the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an appropriate exemption from the registration requirements under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares in the U.S.

Certificates representing any Common Shares which are sold in the U.S. will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

Uranium Participation Corp. previously granted to Sprott Securities Inc. ("Sprott"), one of the Underwriters in the IPO, a right of first refusal for the period ending May 10, 2007, to act as lead underwriter or agent for any debt or equity financing transactions, or as advisor for any transaction pursuant to which Uranium Participation Corp. would retain a third party in respect of financial services, provided that the compensation payable to Sprott in respect thereof shall be equivalent to the compensation payable to investment dealers in comparable transactions.

Uranium Participation Corp. has agreed that for a period of 90 days from the date of Closing, it will not issue any securities without the prior consent of Sprott other than pursuant to previously issued securities of Uranium Participation Corp.

CAPITALIZATION OF URANIUM PARTICIPATION CORP.

The following table sets forth the capitalization of Uranium Participation Corp. as at September 30, 2005, both before and after giving effect to this Offering.

Designation	Authorized	As at September 30, 2005	As at September 30, 2005 After giving effect to the Offering[1]
Common Shares	Unlimited	$92,715,000 (20,000,075 Common Shares)	$149,565,000[2] (30,000,075 Common Shares)
Warrants[3]	5,750,000	$3,600,000 (4,999,925 Warrants)	$3,600,000 (4,999,925 Warrants)
Total		$96,315,000	$153,165,000

Notes:

1. Without giving effect to the exercise, if any, of the Over-Allotment Option.
2. After deducting the Underwriters' Fee and the expenses of the Offering.
3. Uranium Participation Corp. issued 5,000,000 warrants ("Warrants") in connection with its IPO. See note 5 of Uranium Participation Corp.'s audited financial statements included in this prospectus.

SELECTED FINANCIAL INFORMATION

The following tables show selected financial information of Uranium Participation Corp. The information is derived from, and, should be read in conjunction with, the historical financial statements of Uranium Participation Corp. and the notes thereto, and "Management's Discussion and Analysis", all included elsewhere in this prospectus.

Set out below for each month since the IPO, are the closing prices of the Common Shares on the TSX at month end and the NAV at month end.

	May'05	Jun'05	Jul'05	Aug'05	Sep'05	Oct'05
Common Share Trading Data[(1)]	$ 6.00	$ 5.60	$ 5.68	$ 6.60	$ 6.57	$ 6.04
NAV, end of period	$ 4.84	$ 4.80	$ 4.87	$ 4.84	$ 4.86	$ 5.11

Note:

(1) Closing share price on the Toronto Stock Exchange on the last trading day of the month.

Summary of Investment Portfolio

Uranium Participation Corp.'s investment portfolio, as at September 30, 2005, consists of the following:

(in thousands of Canadian dollars, except pound amounts)	Pounds	Cost	Market
Investment in U_3O_8	2,550,000	$ 89,382	$ 92,525
Per pound values:			
- In Canadian dollars		$ 35.05	$ 36.28
- In United States dollars		$ 28.78	$ 31.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis is a review of the financial condition and results of operations of Uranium Participation Corp. It should be read in conjunction with the financial statements of Uranium Participation Corp. and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements. See "Forward-Looking Statements".

Uranium Participation Corp. is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. is administered by the Board of Directors and by the Manager pursuant to the Management Services Agreement.

Investment Objectives and Strategy

Uranium Participation Corp. was incorporated on March 15, 2005. Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in U_3O_8 with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. Uranium Participation Corp provides an

investment alternative for investors interested in investing directly in U_3O_8. Uranium Participation Corp.'s Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices.

Investment Risk

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8.

Uranium Participation Corp. does not engage in any hedging activities involving its U_3O_8, and therefore the value of its Common Shares will depend upon, and typically fluctuate with, fluctuations in the price of U_3O_8.

Market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining. Market prices for U_3O_8 may also be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants, reductions in tails assays during enrichment and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic factors will also effect market prices for U_3O_8, such as expectations of future rates of inflation, the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies, interest rates, and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

Significant Accounting Policies

Please refer to note 2 to the audited financial statements for a description of the significant accounting policies followed by Uranium Participation Corp.

Results of Operations

On May 10, 2005, Uranium Participation Corp. completed an IPO for gross proceeds of $90,000,000. On May 19, 2005, Uranium Participation Corp. raised additional gross proceeds of $10,000,000 resulting from the exercise of an over-allotment option granted to the agents retained in connection with the IPO. In connection with the IPO, an aggregate of 20,000,000 units were issued, each such unit consisting of one Common Share and one-quarter of one warrant, (a "Warrant"). Each whole Warrant entitles the holder to purchase a Common Share at an exercise price of $6.25 until May 10, 2007. Net proceeds of the IPO, after issue costs, totaled $94,241,000.

As of the date hereof, Uranium Participation Corp. has purchased 2,550,000 pounds of U_3O_8 for an aggregate purchase price of $89,382,000, including commissions of $1,321,000 paid to the Manager. At September 30, 2005, the market value of the U_3O_8 purchased was $92,525,000, based on the Ux Consulting Company, LLC published spot price for U_3O_8 of US$31.25 and the month-end US/Canadian dollar exchange rate of $1.1611.

For the period ended September 30, 2005, the increase in net assets from operations totaled $984,000 or $0.05 per share on a basic and fully diluted basis. Revenue consisted of interest earned on invested cash of $499,000. Unrealized gains on the investment in U_3O_8 were $3,143,000 for the period. Expenses, after income tax provisions, totaled $2,658,000 including a $1,624,000 loss on foreign exchange.

With the exception of the impact of foreign exchange, Uranium Participation Corp.'s operating expenses were generally in line with the Manager's expectations. Foreign exchange has negatively impacted the net asset value of Uranium Participation Corp. in two ways: (i) it has increased Uranium Participation Corp.'s expenses by $1,624,000

during the period; and (ii) it negatively impacted the fair value of Uranium Participation Corp.'s U_3O_8 holdings on a Canadian dollar basis.

Uranium Participation Corp.'s foreign exchange expense of $1,624,000 (equivalent to a decrease in net asset value of $0.08 per share) resulted primarily from the decline in the value of the U.S. currency acquired for the purpose of making U_3O_8 purchases during the period. The IPO proceeds were converted to U.S. dollars at an average foreign exchange rate of $1.2404, compared to an average foreign exchange rate of $1.2179 realized from U_3O_8 purchase activities.

The U.S. foreign exchange rate has also negatively impacted the fair value of the funds U_3O_8 holdings. In spite of an increase of 8.6% in the value of U_3O_8 per pound on a U.S. dollar basis, foreign exchange has reduced such increase to 3.5% on a Canadian dollar basis. Since Uranium Participation Corp. commenced its U_3O_8 purchase activity from May 19, 2005 to the end of September 30, 2005, spot prices for U_3O_8 have risen from US$29.00 per pound to US$31.25 per pound. Uranium Participation Corp.'s average U.S. cost per pound, including capitalized commissions paid to the Manager, is US$28.78 per pound.

Recent Developments

The spot price for U_3O_8, at October 31, 2005, as published by Ux Consulting LLC, was US$33.25 per pound. At October 31, 2005, the NAV was $5.11.

The Manager has arranged for the purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, of 1,400,000 pounds of U_3O_8 at an aggregate price of US$47,967,500, plus purchase commissions. Delivery of these volumes will occur between December 2005 and April 2006.

Related Party Transactions

The Manager is considered a related party to Uranium Participation Corp. Under the terms of the Management Services Agreement, Uranium Participation Corp. is required to pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors; and b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100,000,000 and $200,000,000 plus a fee of 0.2% per annum based upon Uranium Participation Corp.'s net asset value in excess of $200,000,000.

The following transactions were incurred with related parties during the period March 15, 2005 to September 30, 2005:

(in thousands of dollars)	
Fees incurred with the Manager:	
Management fees	$ 200
General office and miscellaneous	11
Commissions on purchase of U_3O_8	1,321
Total fees incurred with related parties	$1,532

At September 30, 2005, accounts payable and accrued liabilities includes $42,000 of amounts due to the Manager with respect to the fees indicated above.

Management Fees

See "Related Party Transactions" for a description of the material management fees payable by Uranium Participation Corp.

DIVIDEND POLICY

Other than the distribution discussed under the "Use of Proceeds" the Board of Directors has not established a policy of declaring cash dividends on the Common Shares. The declaration and payment of dividends are subject to the discretion of the Board of Directors and depend on, among other things, Uranium Participation Corp.'s financial condition, general business conditions and other factors that the Board of Directors may in the future consider to be relevant.

PRIOR SALES

Since the date of incorporation (March 15, 2005), Uranium Participation Corp. has issued (other than pursuant to the Offering) 20,000,000 units ("Units") at a price of $5.00 each, which were issued in May 2005 pursuant to the IPO. Each Unit was comprised of one Common Share and one-quarter Warrant.

STOCK EXCHANGE PRICE

The Common Shares are listed on the Toronto Stock Exchange ("TSX"). The following table sets out, for the periods indicated, the high and low sales price and the volume of trading of the Common Shares during the periods indicated. The Common Shares commenced trading on the TSX on May 10, 2005.

Month	High ($)	Low ($)	Volume
May 2005	6.25	4.85	6,479,287
June 2005	6.07	5.60	2,368,717
July 2005.....................................	6.00	5.58	1,845,383
August 2005.................................	6.60	5.75	2,435,524
September 2005	7.27	6.57	2,430,921
October 2005	6.83	5.97	1,200,789
November 2005	6.49	6.03	2,720,084
December 2005 (to Dec. 5)...........	6.09	6.08	233,650

The closing price on the TSX of the Common Shares on December 5, 2005 was $6.09.

PRINCIPAL HOLDER OF SECURITIES

To the knowledge of the directors and senior officers of Uranium Participation Corp., the following persons or companies shall, at the date of the prospectus, beneficially own, directly or indirectly, or exercise control or direction over Common Shares representing more than 10% of the outstanding voting rights attached to the outstanding Common Shares:

Name	Designating Class	Type of Ownership	Number of Common Shares owned before the Offering	%
Wellington Management Company LLP	Common Shares	Indirect	2,845,000	13.9%

RISK FACTORS

An investment in the securities offered hereby involves a number of risks. In addition to the other information contained in this prospectus, prospective purchasers should give careful consideration to the following factors.

Risks Related to Uranium Participation Corp.'s Activities and the Industry

Uranium Price Volatility

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8, and are thus beyond Uranium Participation Corp.'s control.

Uranium Participation Corp. does not engage in any leasing, lending or hedging activities involving its U_3O_8, so the value of the Common Shares will depend upon, and typically fluctuate with, fluctuations in the price of its U_3O_8.

The market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining, and may be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies; interest rates; and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

The fluctuation of the prices of U_3O_8 is illustrated by the following table, which sets forth, for the periods indicated, the highs and lows of the spot price for non-Common Wealth of Independent States origin U_3O_8:

Spot U_3O_8 Prices [1]
(U.S.$/lb/$U_3O_8$)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005[2]
Spot											
High	12.25	16.60	14.25	12.00	10.85	9.50	9.60	10.20	14.50	20.70	34.50
Low	9.70	12.90	10.30	8.75	9.60	7.10	7.25	9.70	10.10	15.50	21.00

Notes:
(1) Source: The Ux Consulting Company, LLC
(2) To December 5, 2005

The price of U_3O_8 is also tied directly to the worldwide electrical utility industry. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

No Public Market for U_3O_8

There is no public market for the sale of U_3O_8. Uranium Participation Corp., and the Manager on behalf of Uranium Participation Corp., may not be able to acquire U_3O_8, or once acquired, sell U_3O_8 for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of U_3O_8 is limited, with average spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing U_3O_8 in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Participation Corp.

Foreign Exchange Rates

Uranium Participation Corp. purchases U_3O_8 in U.S. currency. However, Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and the Common Shares trade, in Canadian currency. Fluctuation in the U.S. currency exchange rate relative to the Canadian currency since May 10, 2005 has negatively impacted the net asset value of the Common Shares. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of the Common Shares.

Risks Associated with Converters

The Manager is required to ensure that the Converter or Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. The agreement with one Converter limits the responsibility of the Converter to any loss resulting from the negligence of the Converter. Moreover, insurance coverage in respect of U_3O_8 held by that Converter has yet to be obtained. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All U_3O_8 will be stored by licensed Converters. As the number of duly licensed Converters is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with Converters may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. will be funded from cash on hand from the proceeds of the Offering not otherwise invested in U_3O_8. See "Business of Uranium Participation Corp." Once such cash available has been expended, Uranium Participation Corp. will be required to generate cash resources from the sale of U_3O_8, debt incurrence or the sale of additional equity securities. There is no guarantee that any debt or additional equity or equity related securities will be available on terms acceptable to Uranium Participation Corp. or that Uranium Participation Corp. will be able to sell U_3O_8 in a timely or profitable manner.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for U_3O_8. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the

industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear Accident

An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Risks Related to the Structure of Uranium Participation Corp. and this Offering

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares will not be redeemable. In addition, Uranium Participation Corp.'s liquidity will rely principally on sales by Uranium Participation Corp. of U_3O_8. Accordingly, Uranium Participation Corp. is unlikely to have resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its U_3O_8 holdings.

NAV

The NAV reported by Uranium Participation Corp. is based on the spot price of U_3O_8 published by Ux Consulting Company LLC. Accordingly, the NAV may not necessarily reflect the realizable value of the U_3O_8 portfolio owned by Uranium Participation Corp.

Market Price of Common Shares

The market price of the Common Shares is expected to be based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will trade above, at or below the NAV of Uranium Participation Corp.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the Common Shareholders. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp., the Manager and the Underwriters and their respective affiliates, directors and officers may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp., and the directors and officers of the Manager have undertaken to devote such reasonable time as is required to properly fulfil their responsibilities in respect to the business and affairs of Uranium Participation Corp., as they arise from time to time.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager have entered into the Management Services Agreement, pursuant to which the Manager administers the activities of Uranium Participation Corp. See "Management of Uranium Participation Corp. – Management Services Agreement".

During the period of March 15, 2005 to date, Uranium Participation Corp. has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement (thousands of dollars):

Management Fees	$200
Commissions on purchase of U_3O_8	1,321
General office and miscellaneous expenses	11
Total:	**$1,532**

MATERIAL CONTRACTS

The only material contracts entered into by Uranium Participation Corp. to which it is a party (other than contracts entered into in the ordinary course of business) on or prior to Closing are as follows:

1. the Management Services Agreement referred to under "Management of Uranium Participation Corp. – Management Services Agreement"; and
2. the Underwriting Agreement referred to under "Plan of Distribution".

Copies of the foregoing documents may be examined by prospective purchasers during normal business hours at the offices of Uranium Participation Corp., 595 Bay Street, Suite 402, Toronto, Ontario, Canada M5G 2C2, during the period of distribution of the securities offered hereby.

EXPERTS

Certain legal matters relating to the issue and sale of Common Shares offered hereby will be passed upon by Cassels Brock & Blackwell LLP on behalf of Uranium Participation Corp. and by Lang Michener LLP on behalf of the Underwriters. As at the date hereof, neither the partners or associates of Cassels Brock & Blackwell LLP, as a group, nor the partners or associates of Lang Michener LLP, as a group, own more than 1% of the Common Shares.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of Common Shares offered hereby will be passed upon on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Lang Michener LLP.

LEGAL PROCEEDINGS

Management of Uranium Participation Corp. is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to a purchaser of Common Shares.

PROMOTER

The Manager may be considered to be the promoter of Uranium Participation Corp. within the meaning of the securities regulation of certain provinces of Canada. The Manager will not receive any additional direct or indirect benefits as a result of its relationship to Uranium Participation Corp. other than those described above under "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions". The Manager does not own, directly or indirectly, any Common Shares.

AUDITORS, TRANSFER AGENTS AND REGISTRAR

The auditors of Uranium Participation Corp. are PricewaterhouseCoopers LLP, Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario, Canada, M5K 1G8.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal transfer office in Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

ADDITIONAL INFORMATION

Uranium Participation Corp. is required to file reports and other information with the securities commissions in all provinces of Canada. These filings will be electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com).

GLOSSARY

concentrate:	The product resulting from the milling of uranium ore, typically containing 80 – 90% U_3O_8, which is also referred to as "yellowcake". It is usually measured in terms of pounds of contained U_3O_8 or kilograms of contained U.
Converter:	The operator of a facility licensed to receive, store and transform U_3O_8 into another chemical form suitable for subsequent processing.
depleted uranium tails:	Uranium where the U-235 content is below the naturally occurring 0.71% as the result of the enrichment process.
fission:	The physical reaction of splitting atoms in a chain reaction forming the basis for nuclear energy generation.
highly enriched uranium (HEU):	Any form of uranium with a U-235 concentration of 20% or higher.
isotope:	Different forms of atoms of the same element.
kgU:	Kilograms of uranium which is equal to pounds of U_3O_8 multiplied by 2.59978.
long-term price:	The price for product sold or purchased under contract for multiple deliveries beginning after one year.
megawatts:	1000 kilowatts.
natural uranium:	Uranium whose isotopic composition, as it occurs in nature (approximately 0.71% U-235), has not been altered.
NAV (net asset value)	The net asset value of each common share of Uranium Participation Corp. is determined monthly in accordance with the Management Services Agreement in the manner described under "Management of Uranium Participation Corp. – Management Services Agreement".
plutonium:	A by-product of nuclear fission in reactors which can be recovered from spent fuel and recycled.
recycling:	The re-use of valuable products which arise from the processing of nuclear materials.
reprocessed uranium:	Uranium which has been recovered from the reprocessing of spent nuclear fuel.
spot price:	The price for product sold or purchased for delivery within one year.
U-235:	The only naturally occurring isotope of uranium which is capable of fission and is present in approximately 0.71% by weight in natural uranium.
U_3O_8:	Triuranium octoxide.

UF_6: Uranium hexafloride, a compound of uranium produced during the conversion process, which is a gas above 56 degrees Celsius and thus suitable for use in the enrichment process of U_3O_8 into fuel for nuclear reactors.

uranium (U): The heaviest naturally occurring element. It is metallic and slightly radioactive.

western world: Includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, and Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, and the United States.

yellowcake: The name often used for concentrates produced from the product resulting from the milling of uranium ore.

FINANCIAL STATEMENTS

Auditors' Report

To the Board of Directors of
Uranium Participation Corporation:

We have audited the consolidated statement of net assets of Uranium Participation Corporation ("Uranium Participation Corp.") as at September 30, 2005, and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005. These financial statements are the responsibility of Uranium Participation Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Uranium Participation Corp. as at September 30, 2005 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005, in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
November 11, 2005
(except as to note 7, which is as at December 6, 2005)

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT SEPTEMBER 30, 2005

(in thousands of Canadian dollars)		
Net assets		
Investment in uranium oxide in concentrates – at market (Cost – $89,382)	$	92,525
Cash and cash equivalents (note 3)		3,383
Sundry receivables and other assets		101
Future income taxes - net (note 4)		1,578
	$	97,587
Accounts payable and accrued liabilities		288
Net assets	$	97,299
Net assets represented by:		
Common shares (note 5)		92,715
Warrants (note 5)		3,600
Retained earnings		984
	$	97,299
Common shares:		
Issued and outstanding		20,000,075
Net asset value per common share		
Basic and diluted	$	4.86

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors:

(Signed) Jeff Kennedy
Director

(Signed) Richard H. McCoy
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM THE DATE OF INCORPORATION OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)

Revenue		
Interest	$	499
		499
Operating expenses		
Management fees (note 6)		200
Storage fees		122
Audit fees		30
Directors fees		40
Legal and other professional fees		6
Shareholder information and other compliance		61
General office and miscellaneous		36
Foreign exchange loss (gain)		1,624
Income tax provision (note 4)		539
		2,658
Net loss from operations		(2,159)
Unrealized gain of investment in uranium oxide in concentrates		3,143
Increase in net assets from operations		984
Increase in net assets per common share (note 5)		
Basic and diluted	$	0.05

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD FROM THE DATE OF INCORPORATION OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)

Net assets at beginning of period		-
Net proceeds from issue of units and shares, after tax	$	96,315
Increase in net assets from operations		984
Net assets at end of period	$	97,299

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM THE DATE OF INCORPORATION
OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)	
Operating Activities	
Net loss from operations	$(2,159)
Adjustments for non-cash items:	
Future income tax expense	495
Changes in non-cash working capital:	
Change in sundry receivables and other assets	(101)
Change in accounts payable and accrued liabilities	288
Net cash used in operating activities	(1,477)
Investing Activities	
Purchases of investments in uranium oxide in concentrates	(89,382)
Net cash used in investing activities	(89,382)
Financing Activities	
Common share and warrant issues net of pre-tax issue costs	94,242
Net cash generated by financing activities	94,242
Increase (decrease) in cash and cash equivalents	3,383
Cash and cash equivalents - beginning of period	-
Cash and cash equivalents - end of period	$3,383

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO
AS AT SEPTEMBER 30, 2005

(in thousands of Canadian dollars, except pound amounts)	Pounds	Cost	Market
Investment in uranium oxide in concentrates	2,550,000	$ 89,382	$ 92,525
Per pound values:			
- In Canadian dollars		$ 35.05	$ 36.28
- In United States dollars		$ 28.78	$ 31.25

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Participation Corp.") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Participation Corp. is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Participation Corp. was created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) with the primary investment objective of achieving appreciation in the value of U_3O_8 holdings. Uranium Participation Corp. trades publicly on the Toronto Stock Exchange under the symbol "U".

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Participation Corp. and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Interim financial statements do not include all information required by GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investment in Uranium Oxide in Concentrates (U_3O_8)

Investments in U_3O_8 are valued at fair value based on the spot price for U_3O_8 published by Ux Consulting Company, LLC translated to Canadian dollars using the month end foreign exchange rate. Unrealized gains or losses in U_3O_8 represent the difference between the fair value and average cost of U_3O_8 purchases, in Canadian dollars, and is recorded in the statement of operations in accordance with CICA Accounting Guideline 18, Investment Companies.

(b) Foreign Exchange Translation

United States dollar investments are translated to Canadian dollars at the rate of exchange prevailing at the transaction date. Any differences between the period end rate of exchange and the rate of exchange prevailing at the time the investments were acquired is recorded in the statement of income as foreign exchange gain or loss. Income and expenses incurred in United States dollars are translated at the rates of exchange prevailing when the transaction occurred.

(c) Future Income Taxes

Uranium Participation Corp. follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial

reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. The Canadian large corporations tax on capital is included in the provision for income taxes within current tax expense.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balance with banks and highly liquid investments in government or investment grade corporate debt.

3. CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance, as at September 30, 2005, consists of:

(in thousands of Canadian dollars)		
Cash	$	26
Cash equivalents		3,357
	$	3,383

4. INCOME TAXES

Uranium Participation Corp. operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense (benefit) included in the consolidated statement of operations for the period ending September 30, 2005:

(in thousands of Canadian dollars)		
Earnings before income taxes	$	1,523
Combined federal and Ontario provincial income tax rate		36.12%
Computed income tax expense		550
Large corporations tax in excess of surtax		44
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces		(55)
Provision for income taxes	$	539
Provision for (recovery of) income taxes comprised of:		
Current tax expense	$	44
Future tax expense		495
	$	539

The components of Uranium Participation Corp.'s future tax asset (liability), as at September 30, 2005, are as follows:

(in thousands of Canadian dollars)		
Future tax assets:		
Tax benefit of share issue costs	$	2,073
Tax benefit of loss carryforwards		570
	$	2,643
Future tax liabilities:		
Unrealized gain of investment in U_3O_8		(1,065)
Future income taxes - net	$	1,578

5. COMMON STOCK, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Stock

The movement in common stock for the period March 15, 2005 to September 30, 2005 is as follows:

(in thousands of Canadian dollars, except share numbers)	Shares	$
Common stock – beginning of period	-	-
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	20,000,000	$100,000
Less: Issue costs		(5,759)
Add: Tax effect of issue costs		2,073
Less: Allocation of proceeds to issued warrants		(3,600)
Warrant exercises		
Gross proceeds	75	1
Add: Fair value transfer from warrants		-
Common stock – end of period	20,000,075	$92,715

Common share financings

During the period, Uranium Participation Corp. issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant to purchase one common share at $6.25 exercisable prior to May 10, 2007. The pre-tax net proceeds, after issue costs, was $94,241,000. Approximately $3,600,000 of the proceeds has been allocated as the value of the issued warrants.

Warrants

The movement in warrants for the period March 15, 2005 to September 30, 2005 is as follows:

(in thousands of Canadian dollars, except warrant numbers)	September 2005	
	Warrants	$
Warrants – beginning of period	-	-
Warrants issued during the period		
May 2005 equity unit financing	5,000,000	$3,600
Warrants exercised during the period		
May 2005 equity unit financing	(75)	-
Warrants – end of period	4,999,925	$3,600

The $3,600,000 allocation of fair value to the warrants was calculated using the Black-Scholes model using the following assumptions:

Dividend yield	- nil
Risk-free interest rate	- 4 %
Expected life of the warrants	- 2 years
Expected volatility factor of future expected market prices	- 35 %

As at September 30, 2005, the warrants are not dilutive to the net asset value of the fund. When the net asset value per common share of the fund exceeds $6.25, the warrants will have a dilutive impact.

Increase in Net Assets Per Share

The calculation of the basic increase in net assets per share is based on the weighted average number of shares outstanding of 20,000,005 for the period ending September 30, 2005.

6. RELATED PARTY TRANSACTIONS

The Manager is considered to be a related party of Uranium Participation Corp. Under the terms of the Management Services Agreement, Uranium Participation Corp. will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100,000,000 and $200,000 and 0.2% per annum based upon Uranium Participation Corp.'s net asset value in excess of $200,000.

The following transactions were incurred with related parties during the period March 15, 2005 to September 30, 2005:

(in thousands of Canadian dollars)		
Fees incurred with the Manager:		
Management fees	$	200
General office and miscellaneous		11
Commissions on purchase of U_3O_8 [1]		1,321
Total fees incurred with related parties	$	1,532

(1) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investment in U_3O_8.

At September 30, 2005, accounts payable and accrued liabilities includes $42,000 of amounts due to the Manager with respect to the fees indicated above.

7. SUBSEQUENT EVENTS

On December 6, 2005, the Company filed a prospectus with the intent to issue 10,000,000 Common Shares for aggregate gross proceeds of $60,000,000. At least 85% of these funds must be invested in U_3O_8 in accordance with the Company's objectives.

The Manager has agreed to purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, 1,400,000 pounds of U_3O_8 at an aggregate price of US$47,967,500, plus purchase commissions. Delivery of such U_3O_8 is expected to occur between December 2005 and April 2006.

AUDITORS' CONSENT

We have read the prospectus of Uranium Participation Corporation ("Uranium Participation Corp.") dated December 6, 2005, relating to the sale and issue of Common Shares of Uranium Participation Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of Uranium Participation Corp. of our report to the board of directors of Uranium Participation Corp. on the consolidated statement of net assets as at September 30, 2005 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005. Our report is dated November 11, 2005, except as to Note 7, which is dated December 6, 2005.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario

December 6, 2005

CERTIFICATE OF URANIUM PARTICIPATION CORPORATION AND THE PROMOTER

Dated: December 6, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act (*British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

On behalf of Uranium Participation Corp.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James R. Anderson
Executive Vice President and
Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: December 6, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act (*British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To our knowledge, this prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION

By: (Signed) David G. Anderson

CIBC WORLD MARKETS INC.	NATIONAL BANK FINANCIAL INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) Richard G. McCreary	By: (Signed) Bruno J. Kaiser	By: (Signed) J. Paul Rollinson	By: (Signed) Ewan Mason

Lang Michener LLP
Lawyers – Patent & Trade Mark Agents

BCE Place, 181 Bay Street, Suite 2500
P.O. Box 747
Toronto ON M5J 2T7
Canada

Telephone: 416-360-8600
Facsimile: 416-365-1719

Reply to:
Philippe Tardif
Direct dial: 416-307-4085
Direct fax: 416-304-3761
ptardif@langmichener.ca

December 6, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator of Securities – New Brunswick
Department of Community Affairs & Attorney General – Prince Edward Island
Securities Division Department of Government Services and Lands – Newfoundland

Dear Sirs/Mesdames:

Re: Uranium Participation Corporation

We refer to the (final) prospectus (the "Prospectus") of Uranium Participation Corporation dated December 6, 2005.

We hereby consent to the reference to our firm name in the Prospectus under the headings "Experts" and "Legal Matters" and to the reference to our firm name and opinion under the headings "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there is any misrepresentation in the information contained in the Prospectus that:

(a) is derived from our opinion referred to above; or
(b) is within our knowledge as a result of the services we performed to render such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to, in whole or in part, in any document, nor is it to be published, circulated or furnished, in whole or in part, to any other person or company, nor should it be relied upon by any other person.

Yours truly,

Lang Michener LLP
(signed)



CASSELS BROCK
LAWYERS

December 6, 2005

FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Uranium Participation Corporation (the "Company")
Final Prospectus dated December 6, 2005

We refer to the final prospectus dated December 6, 2005 (the "Prospectus") of the Corporation relating to the sale of common shares.

We, as counsel to the Company, hereby consent to the reference to our firm opinion under the heading "Eligibility for Investment" and to the reference to our firm name on the face page of the Prospectus and under the headings "Legal Matters" and "Experts".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document.

Yours truly,

Cassels Brock & Blackwell LLP

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

December 6, 2005

Private and Confidential

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

We refer to the prospectus of Uranium Participation Corporation ("UPC" or the "Company") dated December 6, 2005 relating to the sale and issue of common shares of the Company.

We consent to the use, through inclusion in the above-mentioned prospectus, of our report to the Board of Directors of the Company on the following financial statements. Our report is dated November 11, 2005, except as to Note 7 to the financial statements, which is dated December 6, 2005.

- Consolidated balance sheet as at September 30, 2005;
- Consolidated statements of operations, changes in net assets and cash flows for the period from March 15 to September 30, 2005.

PRICEWATERHOUSECOOPERS

We report that we have read the prospectus and all information included therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants



Ontario Securities Commission

Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for the Prospectus of the above Issuer dated December 6th, 2005.

DATED at Toronto this 6th day of December, 2005.

Leslie Byberg

Leslie Byberg
Manager, Investment Funds Branch

SEDAR Project #856557

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-4160

NUMÉRO DE PROJET SÉDAR: 856557

DOSSIER N° : 23550

Objet : Uranium Participation Corporation
Demande de visa

Vu la demande présentée le 16 novembre 2005;

vu les articles 11, 13 et 14 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu le *Règlement Q-28 sur les exigences générales relatives aux prospectus*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers,* L.R.Q., c. A-33.2.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus du 6 décembre 2005 de Uranium Participation Corporation concernant le placement de 10 750 000 actions ordinaires à 6,00 $ l'action.

Le visa prend effet le 6 décembre 2005.

(s) Eve Poirier
Eve Poirier
Chef du Service du financement des sociétés

PT/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

SECURITIES AND EXCHANGE COMMISSION

450 - 5th Street, N.W.
Washington, D.C. 20549

APPLICATION FOR 12g3-2(b) EXEMPTION

Initial submission of Information Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Uranium Participation Corporation
(Translation of Issuer's name into English)

Ontario
Incorporated under the Business Corporations Act (Ontario)
(Jurisdiction of Issuer's incorporation or organization)

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

(Address and telephone number of issuer's principal executive offices)

Not Applicable
(Exact name of person furnishing information if other than Issuer)

Not Applicable
(Address and telephone number of principal offices of person furnishing information of other than Issuer)

Uranium Participation Corporation ("**UPC**" or the "**Company**"), hereby requests an exemption from the registration requirements of the *Securities Exchange Act of 1934,* as amended, under Section 12 pursuant to Rule 12g3-2(b) thereunder. All dollar amounts set forth in this Application are in Canadian dollars.

THE COMPANY

The Company was incorporated by Articles of Incorporation pursuant to the Business Corporations Act (Ontario) (the "**OBCA**") on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005.

The Company's registered and head office is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. The Company has no employees. Denison Mines Inc. (the "**Manager**") provides four officers to the Company, being the President, Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary. Uranium Participation Alberta Corp. is a wholly-owned subsidiary of the Company, incorporated under the Business Corporations Act (Alberta) on May 4, 2005. Uranium Participation Alberta Corp. directly invests in, and holds, uranium oxide in concentrates ("**U_3O_8**") and uranium hexafluoride ("**UF_6**").

The Company was established in March 2005 as an investment holding company, investing substantially all of its assets in U_3O_8 and UF_6. The Company's investment policy provides that at least 85% of the gross proceeds of any offering of securities by UPC must be invested in, or held for future purchases of, uranium. The Company entered into a management services agreement dated as of March 30, 2005 with the Manager. All purchases and sales of uranium are made by the Manager on behalf of UPC in accordance with the management services agreement and title of uranium purchases remains with the Company. In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Company, the Manager is required to arrange for storage of the uranium at the appropriate facilities, arrange insurance coverage, prepare regulatory filing materials, prepare reports for shareholders, furnish office facilities, provide officers for UPC and generally manage the business and affairs of the Company.

The Company's fiscal year end is February 28.

TRADING MARKET

The Company's common shares are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the trading symbol U. The Company is currently a reporting issuer under the applicable securities legislation in all of the provinces of Canada.

PART A

Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws[1].

1. Annual Information Form for the year ended February 28, 2006 dated April 19, 2006.
2. Audited Annual Financial Statements and accompanying Annual Management Report of Fund Performance for the year ended February 28, 2006.
3. Annual Report of the Company for the year ended February 28, 2006.
4. Interim Financial Statements and accompanying Management Report of Fund Performance for the interim period ended August 31, 2005.
5. Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 25, 2006 annual general meeting, and ancillary related materials
6. Report of voting results for Annual General Meeting.
7. Notice of Special Meeting, Information Circular, and Proxy relating to the March 27, 2006 special meeting, and ancillary related materials
8. Report of voting results for Special Meeting.
9. News Releases dated August 10, 2006, July 11, 2006, June 12, 2006, May 24, 2006, May 19, 2006, May 9, 2006, May 9, 2006, May 8, 2006, April 20, 2006, April 19, 2006, March 27, 2006, March 15, 2006, February 15, 2006, January 12, 2006, December 15, 2005, December 14, 2005, November 17, 2005, November 16, 2005, November 11, 2005, October 17, 2005, October 5, 2005, August 12, 2005, July 14, 2005, June 21, 2005, May 19, 2005, May 10, 2005.
10. Material Change Report dated May 30, 2006 regarding the closing of the offering of common shares for aggregate gross proceeds of $51,750,517.
11. Final Short Form Prospectus dated May 17, 2006 and related filings.
12. Amended and Restated Preliminary Short Form Prospectus dated May 9, 2006 and related filings.
13. Preliminary Short Form Prospectus dated May 8, 2006 and related filings.
14. Notice of Intention to be Qualified under National Instrument 44-101 dated April 21, 2006.
15. Final Long Form Prospectus dated December 6, 2005 and related filings.
16. Preliminary Long Form Prospectus and Amended and Restated Preliminary Long Form Prospectus dated November 17, 2005 and related filings.

---

[1] See Part D for a description of when and by whom such filings are required.

17. Preliminary Long Form Prospectus dated November 16, 2005 and related filings.

18. Material Change Report dated May 27, 2005 regarding the closing of the exercise of the over-allotment option granted in connection with UPC's initial public offering.

19. Final Long Form Prospectus dated April 29, 2005 and related filings.

20. Preliminary Long Form Prospectus and Amended and Restated Preliminary Long Form Prospectus dated April 14, 2005 and related filings.

21. Preliminary Long Form Prospectus dated March 29, 2005 and related filings.

22. Amended and Restated Management Services Agreement between the Company and Denison Mines Inc. dated as of March 30, 2005.

23. Management Services Agreement between the Company and Denison Mines Inc. dated as of March 30, 2005.

24. Certificate and Articles of Incorporation dated March 15, 2005.

25. Bylaw No. 1 dated May 9, 2005.

26. Bylaw No. 2 dated April 3, 2006.

27. Warrant Indenture between the Company and Computershare Trust Company of Canada dated May 10, 2005.

PART B

Information filed by the Company with the TSX.[2]

1. Audited Annual Financial Statements and accompanying Annual Management Report of Fund Performance for the year ended February 28, 2006.
2. Interim Financial Statements and accompanying Management Report of Fund Performance for the interim period ended August 31, 2005.
3. Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 26, 2005 annual general meeting, and ancillary related materials (including voting results).
4. Notice of Special Meeting, Information Circular, and Proxy relating to the March 27, 2005 special meeting, and ancillary related materials (including voting results).

[2] See Part D for a description of when such filings are required.

PART C

Information which the Company has distributed to its security holders[3].

1. Audited Annual Financial Statements and accompanying Annual Management Report of Fund Performance for the year ended February 28, 2006.

2. Interim Financial Statements and accompanying Management Report of Fund Performance for the interim period ended August 31, 2005.

3. Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 26, 2005 annual general meeting, and ancillary related materials.

4. Notice of Special Meeting, Information Circular, and Proxy relating to the March 27, 2005 special meeting, and ancillary related materials.

[3] See Part D for a description of when such filings are required.

PART D

List required by Rule 12g3-2(b) (1) (ii). (Obligations to file information that is made public)

1. Materials made public or required to be made public pursuant to the requirements of the OBCA and the Corporations Information Act (Ontario) (the "OCIA"), and regulations thereunder.

Name of Document	When Required
(a) A copy of any amendment to, or restatement of, its articles, or of any amalgamation or arrangement agreement	Amendments and restatements, and amalgamation and arrangement agreements are available to the public upon the filing of the articles of amendment or restatement, or upon the amalgamation or arrangement in respect thereof, that make such amendments, restatements, amalgamation or arrangement effective.
(b) A notice of any change of the address of its registered office	A corporation shall send to the Minister (under the OCIA), within fifteen days of any change of address of its registered office, a notice in the form that the Minister prescribes, which will be available to the public upon request.
(c) Notice of Meeting of Shareholders, Management Information Circular and Form of Proxy	Notice of the time and place of a meeting of shareholders shall be sent to each shareholder entitled to vote at the meeting (not less than 21 days and not more than 60 days before the meeting), as well as a form of proxy and a management information circular.
(d) Financial Statements	Annual financial statements must be placed before the shareholders at the annual meeting, and must be sent to all shareholders not less than 21 days before the meeting. A copy of interim financial statements required to be filed under the Securities Act (Ontario) and the regulations thereunder must be sent to each shareholder.
(e) Notice of change of directors	A corporation shall, within fifteen days after (a) a change is made among its directors, or (b) it receives a notice of change of address of a director, send to the Minister (under the OCIA) a notice, in the form that the Minster prescribes, setting out the change, which will be available to the public upon request.
(f) Annual Return	A corporation is required to file an initial return and an annual return each year stating basic information about the corporation including name, corporation number, date of formation, jurisdiction of formation, name and office address of its chief officer and the corporation's principal office in Ontario.

2. Materials filed with the Securities Commissions of each of the Provinces of Canada, pursuant to applicable securities laws in Canada.

Name of Document	When Required
(a) Press Releases and Material Change Reports	When a material change occurs, Part 11 of National Instrument 81-106 Investment Fund Continuous Disclosure (**"NI 81-106"**) requires that a press release be promptly issued, which has been authorized by a senior officer, disclosing the nature and substance of the change, the disclosure in the press release must be posted on the issuer's website and the issuer must file a report disclosing the nature and substance of the change with the Securities Commissions as soon as practicable and in any event within 10 days of the date on which the change occurs.
(b) Insider Reports	Insiders of the Company are required to file an initial insider report with the Securities Commissions not later than 10 days after they become an insider, and subsequently to file an insider trading report not later than 10 days following the day on which each securities (including stock options) of the Company are bought or sold by the insider.
(c) Interim Financial Statements and Management Report of Fund Performance ("MRFP")	In accordance with Section 2.4 of NI 81-106, interim financial statements and accompanying MRFP must be filed within 60 days of the end of each semi-annual period. In accordance with Section 4.2 of NI 81-106 a management report of fund performance (MRFP) must be filed at the same time as the interim financial statements.
(d) Annual Financial Statements and MRFP	In accordance with Sections 2.4 and 4.4 of NI 81-106, annual financial statements and accompanying MRFP must be filed within 90 days of the end of each financial year.
(e) Annual Information Form	In accordance with Section 9.3 of NI 81-106, the Annual Information Form must be filed on an annual basis, within 90 days of the Company's fiscal year end.
(f) Notice of Meeting, Information Circular and Form of Proxy, and related ancillary materials (including voting results)	In accordance with Part 12 of NI 81-106, a form of proxy and management information circular must be sent to shareholders with any notice of a meeting and all other material required to be sent in connection with the meeting, and must be filed. In accordance with Part 16 of NI 81-106 a report of each matter voted on at a meeting, including a description of the matter and the result of the vote, must be filed.
(g) Proxy Voting Policy and Report of Proxy Voting	In accordance with Part 10 of NI 81-106 the Company must establish policies and procedures that it will follow to determine whether and how it will vote securities held by it in public companies and must maintain and post on its website a record of its proxy voting.
(h) Material contracts not in the ordinary course of business	In accordance with Section 16.4 of NI 81-106 material contracts or amendments to such contracts, other than contracts that are in the ordinary course of business, must be filed by the time of filing a prospectus or upon execution of the material contracts or amendments.

Name of Document	When Required
(i) Prospectus	No person or company shall trade in a security where such trade would be a distribution of such security, unless a preliminary prospectus and a prospectus have been filed and receipts therefor obtained (Section 53 of the *Securities Act* (Ontario) (the "**OSA**")).

3. Materials filed with the TSX (as required by their rules and policies).

Name of Document	When Required
(a) Press Releases	A TSX-listed company is required to disclose, to Market Surveillance at the TSX and to the media, material information concerning its business and affairs forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
(b) Notice of Annual General Meeting, Information Circular, Proxy and ancillary related materials	Every listed company must file with the TSX one copy of all materials sent to its shareholders in connection with a meeting of shareholders (filed through SEDAR), concurrently with the sending of the materials to the shareholders. Public filings through SEDAR will satisfy this requirement. The TSX may, in circumstances it considers appropriate, require that a draft information circular be reviewed by the TSX prior to the mailing of the circular to the shareholders. Materials provided to security holders in respect of a meeting at which the approval of security based compensation arrangements will be requested must be pre-cleared with the TSX.
(c) Annual Financial Statements and MRFP	Within 90 days from the end of its last fiscal year, every listed company must forward annually to each shareholder who has requested them its annual financial statements and its management report of fund performance ("MRFP"), the equivalent of management discussion and analysis, prepared in accordance with Part 4 of NI 81-106.
(d) Annual Report	If a listed company produces an annual report, it must be filed publicly through SEDAR.
(e) Interim Financial Statements and MRFP	Every listed company that is an investment fund must, within 60 days from the end of the period to which the statements relate, file with TSX one copy of its interim financial statements and its MRFP. Public filings through SEDAR will satisfy this requirement. Interim financial statements that comply with applicable securities laws will satisfy the requirements of TSX.
(f) Notice, Report, Correspondence	Every listed company that sends a notice, report or other written correspondence to its holders of listed securities must concurrently file one copy of the correspondence with Listed Issuer Services of the Exchange. Public filings through SEDAR will satisfy this requirement.
(g) Security Based Compensation Arrangements	All security based compensation plans, and any amendments thereto, must be filed with the TSX, along with evidence of security holder approval where required. Listed securities issuable under the arrangements will not be listed on TSX until such documentation is received. Listed issuers must disclose on an annual basis, in their

Name of Document	When Required
	information circulars, or annual disclosure document distributed to all security holders, the terms of their security-based compensation arrangements and any amendments that were adopted in the last fiscal year. Security holder approval must be by way of a duly called meeting. Materials provided in respect of security based compensation must be pre-cleared by the TSX. Stock options granted, exercised or cancelled under a plan must be reported to the TSX in the form of a duly completed Form 1 (Change in Outstanding and Reserved Securities) within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred. If no such change has occurred, a nil report should be filed on a quarterly basis.

4. Materials distributed to security holders (as required by the OBCA and regulations thereunder and by NI 81-106).

Name of Document	When Required
(a) Annual Financial Statements and MRFP	Under the OBCA, annual financial statements must be sent to shareholders prior to every annual meeting not less than 21 days before the meeting, except to a shareholder who has informed the company in writing they do not want such documents (s.154(3)). Under Part 5 of NI 81-106, annual financial statements and/or management report of fund performance ("MRFP") must be mailed to shareholders who provided standing instructions to the Company requesting them and who forward return cards requesting annual financial statements and/or MRFP and filed 90 days after fiscal year end, sent by the later of the filing deadline for the financial statements or ten calendar days after the issuer receives the request. To avoid double-mailing requirements, corporations must hold their annual meeting not more than 101 days after their year end, such that the compulsory mailing of statements under the 21 day OBCA requirements will also satisfy the 90 day OSA requirement.
(b) Interim Financial Statements and MRFP	Under Part 5 of NI 81-106, interim financial statements and/or MRFP must be mailed to shareholders who provided standing instructions to the Company requesting them and who forward return cards requesting interim financial statements and/or MRFP and filed 60 days after each semi-annual period. If a registered holder or beneficial owner requests interim financial statements, they must be sent by the later of the filing deadline for the interim financial statements or ten calendar days after the issuer receives the request.
(c) Notice of Meeting, Information Circular and Form of Proxy, and related ancillary materials (including voting results)	In accordance with NI 81-106 and the OBCA, a form of proxy and management information circular must be sent to shareholders with, or before, any notice of a meeting, and must be filed.

PART E

Security holders of the Company resident in the United States

Based upon the Company's knowledge, and the records of the Company's registrar and transfer agent, Computershare Investor Services Inc. with offices located in Toronto, after conducting a beneficial ownership search for beneficial shareholders showing U.S. addresses, the following table sets forth certain information regarding record holders of the Company's equity securities resident in the United States as of July 10, 2006:

Title of Class of Securities	No. of Holders Resident in the U.S.	Total Shares Outstanding	Shares Held by U.S. Residents	Percentage Held by U.S. Residents
Common Shares	2,893	37,096,665	20,301,567	54.7%

The most recent public distribution of securities of the Company or its affiliates was May 24, 2006.

DATED at Toronto, Canada, this 14 day of August, 2006.



URANIUM PARTICIPATION CORPORATION

Per: [signature]
Name: Sheila Colman
Title: Corporate Secretary

[Signature page to 12g3-2(b)]

EXHIBITS

1. Annual Information Form for the year ended February 28, 2006 dated April 19, 2006.
2. Audited Annual Financial Statements and accompanying Annual Management Report of Fund Performance for the year ended February 28, 2006.
3. Annual Report of the Company for the year ended February 28, 2006.
4. Interim Financial Statements and accompanying Management Report of Fund Performance for the interim period ended August 31, 2005.
5. Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 25, 2006 annual general meeting, and ancillary related materials
6. Report of voting results for Annual General Meeting.
7. Notice of Special Meeting, Information Circular, and Proxy relating to the March 27, 2006 special meeting, and ancillary related materials
8. Report of voting results for Special Meeting.
9. News Releases dated August 10, 2006, July 11, 2006, June 12, 2006, May 24, 2006, May 19, 2006, May 9, 2006, May 9, 2006, May 8, 2006, April 20, 2006, April 19, 2006, March 27, 2006, March 15, 2006, February 15, 2006, January 12, 2006, December 15, 2005, December 14, 2005, November 17, 2005, November 16, 2005, November 11, 2005, October 17, 2005, October 5, 2005, August 12, 2005, July 14, 2005, June 21, 2005, May 19, 2005, May 10, 2005.
10. Material Change Report dated May 30, 2006 regarding the closing of the offering of common shares for aggregate gross proceeds of $51,750,517.
11. Final Short Form Prospectus dated May 17, 2006 and related filings.
12. Amended and Restated Preliminary Short Form Prospectus dated May 9, 2006 and related filings.
13. Preliminary Short Form Prospectus dated May 8, 2006 and related filings.
14. Notice of Intention to be Qualified under National Instrument 44-101 dated April 21, 2006.
15. Final Long Form Prospectus dated December 6, 2005 and related filings.
16. Preliminary Long Form Prospectus and Amended and Restated Preliminary Long Form Prospectus dated November 17, 2005 and related filings.
17. Preliminary Long Form Prospectus dated November 16, 2005 and related filings.

18. Material Change Report dated May 27, 2005 regarding the closing of the exercise of the over-allotment option granted in connection with UPC's initial public offering.

19. Final Long Form Prospectus dated April 29, 2005 and related filings.

20. Preliminary Long Form Prospectus and Amended and Restated Preliminary Long Form Prospectus dated April 14, 2005 and related filings.

21. Preliminary Long Form Prospectus dated March 29, 2005 and related filings.

22. Amended and Restated Management Services Agreement between the Company and Denison Mines Inc. dated as of March 30, 2005.

23. Management Services Agreement between the Company and Denison Mines Inc. dated as of March 30, 2005.

24. Certificate and Articles of Incorporation dated March 15, 2005.

25. Bylaw No. 1 dated May 9, 2005.

26. Bylaw No. 2 dated April 3, 2006.

27. Warrant Indenture between the Company and Computershare Trust Company of Canada dated May 10, 2005.

PRELIMINARY PROSPECTUS

AND

AMENDED AND RESTATED PRELIMINARY PROSPECTUS

New Issue November 17, 2005



Uranium Participation Corporation

$45,000,000

7,500,000 Common Shares

This prospectus qualifies the distribution (the "Offering") of 7,500,000 common shares ("Common Shares") in the capital of Uranium Participation Corporation ("Uranium Participation Corp.") to be issued and sold at a price of $6.00 per Common Share (the "Offering Price") pursuant to an underwriting agreement (the "Underwriting Agreement") dated November 17, 2005 among Uranium Participation Corp. and Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Underwriters"). The Offering Price was determined by negotiation between Uranium Participation Corp. and the Underwriters.

Uranium Participation Corp. is a corporation established under the *Business Corporations Act* (Ontario) ("OBCA") on March 15, 2005. Uranium Participation Corp. has been created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8"). Uranium Participation Corp. will use at least 85% of the gross proceeds of the Offering to acquire U_3O_8. See "Use of Proceeds".

An investment in the Common Shares is subject to a number of risks that should be considered by a prospective purchaser. Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. The primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings. Uranium Participation Corp. does not anticipate paying regular distributions to shareholders. See "Risk Factors".

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". The closing price on the TSX of the Common Shares on November 16, 2005 was $6.25.

Uranium Participation Corp. may purchase U_3O_8 from the Manager (defined below), provided that unanimous approval of the independent directors of Uranium Participation Corp. is obtained for any purchases over $1,000,000. See "Business of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

PRICE $6.00 PER COMMON SHARE

	Price to the Public	Underwriters' Fee	Net Proceeds to Uranium Participation Corp. [1]
Per Common Share	$6.00	$0.27	$5.73
Total Offering [2] [3]	$45,000,000	$2,025,000	$42,975,000

Notes:

(1) Before deducting expenses of the Offering, estimated at $450,000 which, together with the Underwriters' fee, will be paid by Uranium Participation Corp. out of the proceeds of the Offering.

(2) Uranium Participation Corp. has granted to the Underwriters an option (the "Option"), exercisable up to 48 hours prior to closing of the Offering, to purchase up to an additional aggregate amount of $15,000,000 of Common Shares, on the same terms as set forth above. If the Option is exercised in full, the "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Uranium Participation Corp." will be $60,000,000, $2,700,000 and $57,300,000 respectively. This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares issuable on the exercise of the Option.

(3) Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Underwriters, exercisable within 30 days from the closing of the Offering, to purchase a maximum of 10% (excluding Common Shares, if any, purchased on exercise of the Option) of the aggregate number of Common Shares sold at closing of the Offering, on the same terms as set forth above. If the Over-Allotment Option and Option are exercised in full, the "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Uranium Participation Corp." will be $64,500,000, $2,902,500 and $61,597,500, respectively. This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares issuable on the exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Uranium Participation Corp. and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP, and on behalf of the Underwriters by Lang Michener LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares will be available for delivery on or about the date of the closing, which is expected to occur on or about December 14, 2005, or such other date as Uranium Participation Corp. and the Underwriters may agree, but in any event no later than December 22, 2005 (the "Closing").

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel for Uranium Participation Corp., and Lang Michener LLP, counsel for the Underwriters, provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, the Common Shares will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are "forward-looking statements" which reflect the Manager's expectations regarding Uranium Participation Corp.'s future growth, supply and demand for U_3O_8, any appreciation in the value of U_3O_8, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Some of these risks, uncertainties and other factors are described in this prospectus under the heading "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what Uranium Participation Corp. and the Manager believe to be reasonable assumptions, neither Uranium Participation Corp. nor the Manager can assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and neither Uranium Participation Corp. nor the Manager assume any obligation to update or revise them to reflect new events or circumstances.

EXCHANGE RATE INFORMATION

The following table sets out: (a) the rate of exchange for one US dollar in Canadian dollars in effect at the end of such period; (b) the high and low rate of exchange during this period; and (c) the average rate of exchange for the period, based on the noon buying rates of exchange published by the Bank of Canada:

	High	Low	Average[1]	End of Period
March 15, 2005 to September 30, 2005	C$1.2704	C$1.1611	C$1.2216	C$1.1611

Note:
1. The average of the daily noon buying rates on the last business day of each month during the period

On November 16, 2005, the noon buying rate for one US dollar in Canadian dollars published by the Bank of Canada was US$1.00 = C$1.1918.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial statements contained elsewhere in this prospectus. Certain terms used in this summary are defined elsewhere in this prospectus. See also "Glossary" for relevant definitions of certain uranium industry terms.

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" are to Canadian dollars and references to "US$" are to American dollars. Unless noted otherwise, all amounts also assume that the Underwriters have not exercised the Option or the Over-Allotment Option.

URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established pursuant to the *Business Corporations Act* (Ontario) on March 15, 2005 to invest in, hold and sell U_3O_8. The principal and registered head office of Uranium Participation Corp. is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

PURPOSE OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in uranium oxide in concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings of U_3O_8. The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8. The U_3O_8 owned by Uranium Participation Corp. and acquired in future is and will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. Investors in Uranium Participation Corp. have the ability to effectively invest in U_3O_8 in a manner that does not directly include the risks associated with ownership of companies that explore for, mine and process uranium.

Uranium Participation Corp. owns, as at the date hereof, 2,550,000 pounds of U_3O_8. The NAV (as defined in "Management of Uranium Participation Corp.-Management Services Agreement") was $4.86 at September 30, 2005 and was $5.11 at October 31, 2005.

THE OFFERING

Offering: Common Shares of Uranium Participation Corp.

Amount: $45,000,000 (7,500,000 Common Shares)

Price: $6.00 per Common Share.

Use of Proceeds: The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the expenses of the Offering, will be $42,525,000 without giving effect to the exercise of the Option or Over-Allotment Option. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8. The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt. See "Use of Proceeds".

Option: Uranium Participation Corp. has granted to the Underwriters an Option, exercisable for a period of 48 hours prior to the Closing, to purchase an additional aggregate amount of $15,000,000 of Common Shares at the Offering Price. If the Option is exercised, at least 85% of the gross proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in

additional U_3O_8. See "Plan of Distribution".

Over Allotment Option: Uranium Participation Corp. has granted to the Underwriters an Over-Allotment Option, exercisable for a period of 30 days from the Closing, to purchase a maximum of 10% (excluding Common Shares, if any, purchased on exercise of the Option) of the aggregate number of Common Shares sold at Closing, at the Offering Price. If the Over-Allotment Option is exercised, at least 85% of the gross proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".

Manager: Uranium Participation Corp. and Denison Mines Inc. (the "Manager") entered into a management services agreement (the "Management Services Agreement") dated as of March 30, 2005. The Management Services Agreement has an initial term of five years and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation Corp. has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation Corp.'s activities in an efficient, timely and professional manner in accordance with reasonable and prudent business practices and will be paid by Uranium Participation Corp. an amount based on the net asset value of Uranium Participation Corp., subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8. See "Management of Uranium Participation Corp. – Management Services Agreement".

Uranium Participation Corp. may purchase U_3O_8 from the Manager, provided that unanimous approval of the independent directors of Uranium Participation Corp. is obtained for any purchases over $1,000,000. See "Business of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

Risk Factors: An investment in the Common Shares involves a number of risk factors. The price of the Common Shares will be affected by the potential volatility of uranium prices, which are influenced by economic and political considerations. Additional risks associated with an investment in the Common Shares include: (i) uranium price volatility; (ii) no public market for U_3O_8; (iii) foreign exchange rates; (iv) risks associated with Converters (as defined below); (v) lack of operational liquidity; (vi) competition from other energy sources and public acceptance of nuclear energy; (vii) nuclear accident; (viii) lack of investment liquidity; (ix) NAV not necessarily being representative of the realizable value of the U_3O_8 portfolio. (x) market price of the Common Shares; (xi) reliance on the Board of Directors and the Manager; (xii) resignation by the Manager; (xiii) conflict of interest and (xiv) regulatory changes. See "Risk Factors".

Summary of Expenses: In addition to the Underwriters' Fee of $2,025,000, the expenses of the Offering are estimated to be approximately $450,000. The estimated annual expenses payable by Uranium Participation Corp. are anticipated to be approximately $1.9 million in the aggregate, and include: (i) storage and holding of U_3O_8 - $550,000; (ii) insurance - $150,000; (iii) capital taxes - $145,000; (iv) shareholder communication and listing fees - $250,000; (v) the Manager's fee - $580,000 (after giving effect to the completion of the Offering and assuming the exercise of the Option and the Over-Allotment Option); and (vi) other/administrative expenses - $225,000. These annual expenses are subject to change resulting from changes in the net asset value of Uranium Participation Corp., which would increase the fees payable to the Manager. See "Management of Uranium Participation Corp. – Management Services Agreement".

Summary of Investment Portfolio: Uranium Participation Corp.'s investment portfolio, as at September 30, 2005, consists of the following:

(in thousands of dollars, except pound amounts)	Pounds	Cost	Market
Investment in U_3O_8	2,550,000	$89,382	$92,525
Per pound values:			
- In Canadian dollars		$35.05	$36.28
- In United States dollars		$28.78	$31.25

Uranium Participation Corp. also has cash and cash equivalents of $3,383,000 at September 30, 2005.

URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. is administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). See "Management of Uranium Participation Corp." and "Description of Uranium Participation Corp." Uranium Participation Alberta Corp. is a wholly-owned subsidiary of Uranium Participation Corp., established pursuant to a certificate of incorporation dated May 4, 2005, under the *Business Corporations Act* (Alberta) (the "Subsidiary"). The Subsidiary directly invests in, and holds, U_3O_8. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Participation Corp." include the Subsidiary.

The principal and registered head office of Uranium Participation Corp. is located at 595 Bay St., Suite 402, Toronto, Ontario, M5G 2C2.

BUSINESS OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in U_3O_8, with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. An investment in the Common Shares provides an investment alternative for investors interested in investing directly in U_3O_8. The Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in U_3O_8 in a manner that does not directly include risks associated with investments in companies that explore for, mine and process uranium.

All U_3O_8 owned by Uranium Participation Corp. is stored by a small number of licensed operators (the "Converter" or collectively, the "Converters") at licensed uranium conversion facilities in Canada, France, the United Kingdom and/or the United States. The Manager, on behalf of Uranium Participation Corp., negotiates storage arrangements with the Converters. The Manager is required to ensure that Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. See "Management of Uranium Participation Corp. – Management Services Agreement". Neither Uranium Participation Corp. nor the Manager has the right to remove, or request the removal of the U_3O_8 held in storage on behalf of Uranium Participation Corp. and no part of such U_3O_8 may be transferred by the Converters unless a certified resolution of the Board of Directors is delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings, the expenses of Uranium Participation Corp. are required to be satisfied by cash on hand that is not otherwise invested in U_3O_8. Cash on hand at September 30, 2005 is expected to be sufficient to satisfy expenses of Uranium Participation Corp. for approximately 24 months. Annual expenses, including capital taxes, are estimated to be approximately $1.9 million. For a detailed description of such expenses please see "Management of Uranium Participation Corp. – Management Services Agreement". Uranium Participation Corp. is a taxable Canadian corporation and is subject to federal and provincial taxes, in addition to capital taxes.

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors has established the following investment policies which are included in the By-laws of Uranium Participation Corp.:

1. At least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) must be invested in, or held for future purchases of, U_3O_8, and may only be amended by a resolution of the common shareholders of Uranium Participation Corp. (the "Common Shareholders").

2. Uranium Participation Corp. may not enter into any borrowing arrangements to borrow monies except in strictly limited circumstances to facilitate U_3O_8 purchase payments. Under such circumstances, Uranium Participation Corp. may enter into arrangements to borrow monies for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

3. All purchases and sales of U_3O_8 shall be made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell the U_3O_8 at the best prices available to it over a prudent period of time.

4. In the event that the Manager determines that it would be beneficial to purchase, or sell, U_3O_8 from, or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the unanimous approval of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

5. In the event that the Manager elects to purchase U_3O_8 under long term contracts with a uranium supplier, Uranium Participation Corp. shall have funds set aside to satisfy the purchase price.

6. In the event that the Manager elects to sell U_3O_8 under long term contracts with a uranium customer, Uranium Participation Corp. shall have U_3O_8 set aside to satisfy the delivery commitments.

Operations

Following the completion by Uranium Participation Corp. of an initial public offering ("IPO") in May 2005, which raised gross proceeds of $100,000,000, the Manager purchased a total of 2,550,000 pounds of U_3O_8 in a number of transactions with various suppliers, at an average price of US$28.35, before purchase commissions. All of this U_3O_8 was delivered prior to the end of August 2005. Approximately 89% of the gross proceeds from the IPO are now invested in U_3O_8.

Prior to the delivery of such U_3O_8, the Manager entered into storage agreements with three Converters in Canada, France and the United States, respectively. All U_3O_8 purchased was book transferred and stored at these Converters pursuant to such storage agreements.

All purchases of U_3O_8 are made in US dollars and the storage costs from the Converters are paid in US dollars or Euros, as applicable. As a consequence, the activities and the financial results of Uranium Participation Corp. are directly affected by changes in the relative exchange rates with the Canadian dollar. Spot prices for U_3O_8 have increased from US$29.00 per pound at the time of completion of the IPO to US$33.25 at October 31, 2005. During the same period, the US dollar exchange rate fell from 1.2372 to 1.1801 at October 31, 2005, partly offsetting the increased value of the U_3O_8 when converted to Canadian dollars.

URANIUM MARKET

Overview

Uranium Uses

The most common commercial use for U_3O_8 is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960's and 1970's. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, the former Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at the location of the Converters, where U_3O_8 is converted to uranium hexafloride ("UF_6"). Above 56 degrees Celsius, UF_6 is a gas and is a suitable form to be enriched to produce fuel for the majority of types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

Demand

The demand for U_3O_8 is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association (the "WNA") reported that worldwide uranium fuel consumption attributed to fuel reactors in 2004 was 173 million pounds. The 2003 Red Book (Uranium 2003: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 200 and 220 million pounds of U_3O_8 by 2020 representing an annual growth rate of between 1.0% and 1.5%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 (the "IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue their current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole. As a

consequence, the energy demand accompanying Asian economic growth is expected to double over the next two decades, accounting for 40% of the total increase in projected world energy consumption over that period.

According to the WNA, as of September 2005, there were a total of 411 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 368,246 megawatts of electricity requiring 177.7 million pounds of U_3O_8 per year. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 23 commercial nuclear power plants (representing 18,516 megawatts of electricity) are under construction and many more are planned or proposed. New construction is presently centered in Asia, principally in China, South Korea and India. While it is unclear whether nuclear power will grow as a percentage of future global power production, industry sources believe that there will be rapid growth in Asia.

The demand for uranium may be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants. According to the WNA, from 1970 to 1990, there was a 25% reduction in uranium demand per kilowatt hour output in Europe due to such improvements in efficiency.

Supply

Uranium is supplied from primary production (the mining of uranium ores), and secondary sources such as the drawdown of excess inventories and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that approximately 59% of annual uranium consumption was sourced from primary production in 2004.

Primary Production

The uranium production industry is characterized by a small number of companies operating in relatively few countries. The WNA reports that in 2004, mine supply was approximately 105 million pounds of U_3O_8. In 2004, approximately 82% of the estimated world production was provided by eight producers: Cameco Corporation, COGEMA, part of the Areva Group ("COGEMA"), Energy Resources of Australia Ltd., Rossing Uranium Limited and WMC Resources Ltd. (now BHP Billiton) in the western world, and Kazatomprom in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. WNA data shows that the four largest companies produced over 53% of the world's primary production of uranium supply in 2004 as represented in the following table:

Entity		**Production of World's Uranium Supply**
Cameco Corporation	-	20.0%
COGEMA	-	13.2%
Energy Resources of Australia Ltd.	-	10.8%
WMC Resources Ltd. (now BHP Billiton)	-	9.2%

Approximately 87% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Niger, Namibia, Russia and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 30.2 million pounds U_3O_8 in 2004, which represented nearly 29% of world production.

The 2003 Red Book estimated that the world's present measured resources of uranium that are tributary to existing and committed production centres, and that are recoverable at less than US$15.38 per pound of U_3O_8, total 4.8 billion pounds. These resources are sufficient to meet projected uranium requirements through 2020, however, although

sufficient reserves exist, the associated uranium production centres do not yet have, nor are projected to have, sufficient capacity to produce more than 52% to 58% of annual demand over the same period.

A critical consideration in evaluating the potential for new supply is the lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining. As a result material increases in new, currently unplanned, mine production are not anticipated by the Manager over the next decade.

Secondary Sources

The secondary market has been a significant source of uranium supply over the past decade. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 11% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament

The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium "), suitable for use in nuclear power plants. Disarmament Uranium scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U_3O_8.

In March, 1999, Cameco Corporation, COGEMA and RWE NUKEM, Inc. (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex"), had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to three years after signing and continue for several years thereafter.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published price opinions based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot price opinions as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. The Manager estimates that the spot market volume in 2004 was about 20 million pounds, generally consistent with the volume over the last eight or nine years, and represented about 12% of demand.

The spot price for U_3O_8 has steadily increased from its low of US$7.10 per pound at the end of 2000 to the price of US$33.25 per pound at October 31, 2005, an increase of 368%. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for 2002, 2003 and 2004: US$0.60, US$4.30 and US$6.20 per pound respectively and has further increased by US$12.55 in the first ten months of 2005. As at November 15, 2005, the spot price was US$33.95 per pound.

Supply Deficit

Each year since 1989, the consumption of uranium has exceeded primary production by a substantial margin. In the current year, the Manager estimates that this supply shortage will be approximately 70 million pounds. To date, this large supply gap has been accommodated by sales from existing inventories, former stockpiles stored in Russia and recycling programs. Uranium held in inventories is being drawn down by 30-35 million pounds per year, and the Manager believes global excess inventories are less than 100 million pounds.

The following chart shows the relation between world uranium production and requirements, respectively, for the periods indicated:



Production
Requirements
Million pounds U3O8
200
180
160
140
120
100
80
60
40
20
0
47
50
53
56
59
62
65
68
71
74
77
80
83
86
89
92
95
98
01
04

Source: *Fueling the Future*, Jeff Combs: 2004 World Nuclear Association Annual Symposium

The Manager believes that the uranium market will face a growing supply deficit until new mine production can be implemented. The Manager believes that recent decreases in inventory levels, the recognition by Russia of its own internal need for uranium supply resulting in Russia becoming a net importer and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long term fundamentals of the uranium market are positive.

GOVERNMENT REGULATION

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")

The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

Canadian Nuclear Safety and Control Act

In Canada, control of the use and export of uranium was formerly governed by the *Atomic Energy Control Act* (the "AECA"), a federal statute. The AECA was administered by the Atomic Energy Control Board (the "AECB"). On March 20, 1997, the *Nuclear Safety and Control Act* (the "NSCA") received royal assent. In the following years, related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the NSCA and its associated regulations came into force replacing the AECA. The NSCA is the product of a recent update of regulatory requirements by the federal government in relation to the effective regulation of nuclear energy in Canada and the jurisdiction of the CNSC (notably expanding its role in environmental regulation). The CNSC has replaced the AECB.

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to

assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Converters, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Uranium Export Regulation

The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licenses and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation

Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the *Atomic Energy Act of 1954,* as amended, *title II of the Energy Reorganization Act of 1974, and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978.* Its primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40. The regulations governing the export and import of uranium from the U.S. and the movement of nuclear materials within the U.S. are at 10 CFR Part 110.

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a license application is governed by the *National Environmental Policy Act* ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of

nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

MANAGEMENT OF URANIUM PARTICIPATION CORP.

Board of Directors and Officers

The following table sets out, for each of the members of the Board of Directors and officers, respectively, of Uranium Participation Corp., the person's name, municipality of residence, position with Uranium Participation Corp. and principal occupation. Each director will hold office until the next annual meeting of Common Shareholders of Uranium Participation Corp., subject to his earlier resignation or removal.

Name and Municipality of Residence	Position with Uranium Participation Corp.	Principal Occupation
Paul J. Bennett [1,2,3] Calgary, Alberta	Director	President and Chief Executive Officer of Energus Resources Ltd.
Jeff Kennedy [2] Toronto, Ontario	Director	Chief Financial Officer of Sprott and its wholly-owned subsidiary, Sprott Securities (U.S.A.) Limited
Garth MacRae [1,2,3] Toronto, Ontario	Director	Independent Financial Consultant
Richard H. McCoy [1,2,3] Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
E. Peter Farmer Toronto, Ontario	President	President, Chief Executive Officer and Director of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Marketing and Special Projects of the Manager
Sheila Colman Toronto, Ontario	Corporate Secretary	General Counsel and Corporate Secretary of the Manager

Notes:
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) The Board has determined that this individual is "independent" for the purpose of reviewing potential Related Purchases. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Plan of Distribution".

As of the date of this prospectus, the directors and officers of Uranium Participation Corp. beneficially owned, directly or indirectly, 43,000 Common Shares representing less than 1% of the issued and outstanding Common Shares as set out in the table below:

Director/Officer	Common Shares
James R. Anderson	10,000
Paul J. Bennett	1,000
E. Peter Farmer	20,000
Richard H. McCoy	2,000
Garth MacRae	10,000

Except as noted under "Officers of the Manager", each of the foregoing officers, and except as noted below, each of the foregoing directors, has held the same principal occupation for the previous five years.

Please see "Officers of the Manager" for a brief biographical description of the principal officers of Uranium Participation Corp.

The following is a brief biographical description of the directors:

Paul J. Bennett

Mr. Bennett became a director in June 2005. Mr. Bennett is currently the President and Chief Executive Officer of Energus Resources Ltd. He also serves as Vice President, Exploration and sits on the Advisory Board for Premium Petroleum Inc. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

Jeff Kennedy

Mr. Kennedy became a director in March 2005. Mr. Kennedy is currently the Chief Financial Officer and a director of Sprott. Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada (the "Subcommittee") from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Garth MacRae

Mr. MacRae became a director in April 2005 and is Chair of the Audit Committee. Mr. MacRae is a Chartered Accountant and has served as a director of Dundee Corporation since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has also served as a director of Dundee Wealth Management Inc. since its inception in November 1998. Mr. MacRae currently serves as a director of Breakwater Resources Ltd. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining and Smelting Co. Ltd., Brinco Limited and Denison Mines Limited. Mr. MacRae is a member of several public company boards and audit committees.

Richard H. McCoy

Mr. McCoy became a director in March 2005 and is Chairman of the Board. Mr. McCoy has been in the investment business for over 35 years. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy has also served as a director of Aberdeen Asia-Pacific Income Investment Co., Aberdeen G7 Trust, ID Biomedical Corporation, MDS Inc., Rothmans Inc. and Public Storage Canadian Properties. Mr. McCoy holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

Audit, Corporate Governance and Nominating Committees

The Board of Directors has established an Audit Committee comprised of three directors. This committee is responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. All three of the directors are independent for the purposes of the Audit Committee in accordance with Canadian securities regulatory authorities.

The Corporate Governance and Nominating Committee, which is comprised of all four directors, is responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors, the contribution of individual directors and the remuneration paid to the directors.

Remuneration of Board of Directors

Currently three members of the Board of Directors are independent. Each of the independent members of the Board of Directors will be paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation will be $25,000 per year for each director plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. will also reimburse the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors will participate in the indemnification arrangements described under the Management Services Agreement.

Remuneration of Officers

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. shall be paid by the Manager for serving in such capacity and shall not receive any remuneration from Uranium Participation Corp. therefor.

Management Services Agreement

The primary responsibilities of the Manager under the Management Services Agreement are:

(i) use commercially reasonable efforts to arrange for, and complete, for and on behalf of Uranium Participation Corp., through industry-standard tenders, the purchase and sale of U_3O_8, at the best available prices available over a prudent period of time as may be requested by the Board of Directors from time to time;

(ii) provide to the Board of Directors delivery and payment particulars in respect of each purchase and sale of U_3O_8;

(iii) arrange with Converters for the storage of U_3O_8 which is owned by Uranium Participation Corp., including arrangements regarding indemnities or insurance in favour of Uranium Participation Corp. for the loss of such U_3O_8 in accordance with industry practices;

(iv) on a monthly basis, prepare a report on the net asset value of each common share of Uranium Participation Corp. (the "NAV"), which shall be determined by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash and any other assets held by Uranium Participation Corp., less any and all outstanding payables, indebtedness and any other liabilities of Uranium Participation Corp., divided by the total number of outstanding Common Shares. Such report will be made available to Uranium Participation Corp. and the Board of Directors. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the value of the NAV;

(v) prepare regulatory filing materials, reports to the Common Shareholders, and other reports to the Board of Directors as may be reasonably requested from time to time;

(vi) furnish office facilities, services and supplies and generally oversee with its staff and independent contractors, the management of Uranium Participation Corp.;

(vii) provide the services of two separate individuals as nominees each to serve separately, one as President and the other as Chief Financial Officer of Uranium Participation Corp. together with nominees for such other executive positions as may be required by Uranium Participation Corp. (the "Nominees"). Subject to final approval by the Manager, the Board of Directors shall decide on the appointment of the Nominees or other duly qualified individuals to serve as President, Chief Financial Officer and such other positions as required; and

(viii) generally manage the business and affairs of Uranium Participation Corp.

The Manager has agreed to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent practices and may delegate, with the approval of the Board of Directors and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party.

All purchases and sales of U_3O_8 are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board of Directors instructs the Manager to purchase or sell U_3O_8, the Manager may put out a tender for an offer to purchase U_3O_8 or an offer to sell U_3O_8, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of U_3O_8 include producers of uranium, traders and utilities that operate nuclear power facilities. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of U_3O_8. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender or an off-market transaction may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from which Uranium Participation Corp. would potentially purchase U_3O_8 or any seller to which Uranium Participation Corp. may sell U_3O_8.

As the Manager and its affiliates (including McClean Uranium Limited) are producers, sellers and at certain times, purchasers of U_3O_8, the Manager and Uranium Participation Corp. have agreed that all Related Purchases must be unanimously approved by the independent members of the Board of Directors.

From the commencement of operations in May 2005 to October 31, 2005, the Manager has purchased, for and on behalf of Uranium Participation Corp., 2,550,000 pounds of U_3O_8 in a number of separate transactions. The Manager was not the vendor in any of these transactions.

The Management Services Agreement has an initial term of five years (the "Initial Term"). After the Initial Term, the Management Services Agreement may be renewed on terms mutually acceptable to each party and may be

terminated by either party upon the provision of 180 days prior written notice. The Management Services Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the Manager, and terminated upon the completion of any such proceeding by Uranium Participation Corp. Uranium Participation Corp. may terminate the Management Services Agreement at any time if the Manager breaches any of its material obligations thereunder and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

Uranium Participation Corp. acknowledges that the Manager shall not be responsible for any loss of opportunity whereby the value of any of the assets of Uranium Participation Corp. or the value of any particular U_3O_8, monetary or currency investment could have been increased, nor shall it be responsible for any decline in value of any of the assets of Uranium Participation Corp. unless such decline is the result of the Manager's gross negligence or wilful failure to comply with express directions given by resolution of either the Board of Directors or Common Shareholders of Uranium Participation Corp.

The Manager also arranged, at the expense of Uranium Participation Corp., for the engagement of Converters for the storage of Uranium Participation Corp.'s U_3O_8 assets and for Uranium Participation Corp.'s registrar and transfer agent. The Manager generally expects the Converters to indemnify Uranium Participation Corp. and its directors, officers and employees from and against all liabilities, claims and demands arising against Uranium Participation Corp. as a result of personal injury, death or property damage caused by the U_3O_8.

Uranium Participation Corp. is responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Manager as set out therein. Such costs and expenses to be borne by Uranium Participation Corp. will include, without limitation: (i) brokerage and trading commissions; (ii) transportation costs, insurance fees and commissions, security services costs, Converter's fees and other charges arising upon the holding, purchase or sale of U_3O_8 or other assets by Uranium Participation Corp.; (iii) legal and audit fees; (iv) corporate finance offering costs; (v) fees payable for listings, the maintenance of listings and filings or other requirements of stock exchanges on which any of the securities of Uranium Participation Corp. are listed or quoted; (vi) the cost of printing and mailing financial reports and material for Common Shareholders' meetings, valuations, reporting to Common Shareholders, securities regulatory filings and any other purposes required by law; (vii) fees payable to any registrar and transfer agent of the Common Shares or other securities of Uranium Participation Corp.; (viii) Uranium Participation Corp.'s directors' fees and expenses; (ix) the Manager's fees payable under the Management Services Agreement; and (x) all taxes (including income, capital and sales taxes).

The estimated annual expenses payable by Uranium Participation Corp., anticipated to be approximately $1.9 million in the aggregate, include: (i) storage and holding of U_3O_8 - $550,000; (ii) insurance - $150,000; (iii) capital taxes - $145,000; (iv) shareholder communication and listing fees - $225,000; (v) the Manager's fee – $580,000 (after giving effect to the completion of the Offering and assuming the exercise of the Option and the Over-Allotment Option); and (vi) other/administrative expenses - $225,000. These annual expenses are subject to change resulting from changes of the net asset value of Uranium Participation Corp., which would increase the fees payable to the Manager.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, Uranium Participation Corp. shall pay to the Manager a minimum yearly fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100 million and $200 million, plus a fee of 0.2% per annum based on Uranium Participation Corp.'s net asset value in excess of $200 million as well as a commission of 1.5% on the gross value of any purchases or sales of U_3O_8. Such fees shall be payable on or before the 10th day following the end of each such month (or earlier, in the case of commissions). For such purposes, "total assets" shall mean the total assets of Uranium Participation Corp. as at the valuation date, valued by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash, and any other assets held by Uranium Participation Corp. less any and all outstanding payables, indebtedness or any other liabilities of Uranium Participation Corp. The independent Board of Directors has the express authority to engage a third party for the purpose of conducting an independent valuation or audit of the assets of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars

based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the NAV.

Under the terms of the Management Services Agreement, the Manager shall incur no liability for any action except for its own gross negligence, willful misconduct or breach of the Management Services Agreement.

Pursuant to the terms of the Management Services Agreement, Uranium Participation Corp. and the Manager acknowledge that certain portions of the Management Services Agreement have been assigned to the Subsidiary.

Officers of the Manager

The name, municipality of residence, position held and principal occupation of each officer of the Manager are set out below:

Name and Municipality of Residence	Position with the Manager and Principal Occupation
E. Peter Farmer Toronto, Ontario	President, Chief Executive Officer and Director
James R. Anderson Mississauga, Ontario	Executive Vice President and Chief Financial Officer
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing and Special Projects
Sheila Colman Toronto, Ontario	General Counsel and Corporate Secretary

The following is a brief biographical description of the officers of the Manager:

E. Peter Farmer

Mr. Farmer is the President and Chief Executive Officer of the Manager. In addition, Mr. Farmer has served as a director of the Manager since September 2003. Mr. Farmer joined Denison Energy (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson

Mr. Anderson has been Executive Vice-President and Chief Financial Officer of the Manager since May 2004. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson is currently a Trustee of Countryside Power Income Fund and has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell

Mr. Campbell has been Vice President, Marketing and Special Projects for the Manager since March 2004. He held the position of Vice President, Marketing and Special Projects of Denison Energy from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil

and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman

Ms. Colman joined the Manager as General Counsel and Corporate Secretary in October 2004. Prior to joining the Manager, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Conflicts of Interest of the Manager

The Manager is responsible for the management of the business and affairs of Uranium Participation Corp. The Manager is a corporation involved in the exploration, production and marketing of uranium through its 22.5% interest in the McClean Lake joint venture in Northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets the McClean Lake uranium production. COGEMA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

(i) limitations on the ability of the Manager to purchase U_3O_8 from Related Parties (See "Business of Uranium Participation Corp.");

(ii) all board members are independent of the Manager (see "Management of Uranium Participation Corp.");

(iii) restrictions on the business to be carried on by Uranium Participation Corp. (see "Description of Uranium Participation Corp.").

USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the expenses of the Offering, will be $42,525,000, without giving effect to the exercise of the Option or the Over-Allotment Option. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8 including proceeds resulting from the exercise, if any, by the Underwriters of the Option and the Over-Allotment Option.

The Manager has arranged for the purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, of 850,000 pounds of U_3O_8 at an aggregate price of US$28,847,500, plus purchase commissions. Delivery of these volumes is expected to occur between December 2005 and April 2006. The Manager may enter into arrangements for the purchase of additional U_3O_8 prior to Closing.

The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt.

DESCRIPTION OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established on March 15, 2005 under the *Business Corporations Act* (Ontario). The following is a summary of the material attributes and characteristics of the Common Shares and certain provisions of the Articles and By-laws. This summary does not purport to be complete. Reference is made to the By-laws for a complete description of the Common Shares and the full text of its provisions.

Activities of Uranium Participation Corp.

Uranium Participation Corp. will be primarily involved in the purchase and sale of U_3O_8. All U_3O_8 acquired by Uranium Participation Corp. will, until sold, be stored at Converters' facilities in Canada, France, the United Kingdom and/or the U.S.

The By-laws of Uranium Participation Corp. provide that Uranium Participation Corp. shall, as its primary objective, invest in and hold at least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) in a direct ownership interest in physical U_3O_8 and hold the balance of its total assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of Uranium Participation Corp. The strategy of Uranium Participation Corp. does not include and will not include activities with regard to speculating in short-term changes in uranium prices. Notwithstanding the foregoing, when the Board of Directors believes that it is in the best interests of Uranium Participation Corp., Uranium Participation Corp. may subsequently sell some or all of its holdings in U_3O_8. See "Business of Uranium Participation Corp."

The By-laws of Uranium Participation Corp. provide that Uranium Participation Corp. may borrow on a short-term basis in limited circumstances to facilitate uranium purchase payments, provided that, under such circumstances, Uranium Participation Corp. may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets at any and all times.

Share Capital of Uranium Participation Corp.

The authorized capital of Uranium Participation Corp. consists of an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 20,000,075 Common Shares outstanding. The By-laws provide that the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Notice of Meetings. Holders of Common Shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) of Uranium Participation Corp., which must be invested in U_3O_8 as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any);

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the Common Shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the Common Shares; or

(v) consolidate or subdivide the Common Shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding at the market price or lowest tender price per Common Share, as the case may be.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of U_3O_8 and any other net assets of Uranium Participation Corp., subject to applicable laws.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated November 17, 2005 among Uranium Participation Corp. and the Underwriters, Uranium Participation Corp. has agreed, subject to the terms and conditions set out in the Underwriting Agreement, to sell, and the Underwriters have agreed to purchase at Closing, 7,500,000 Common Shares at a price of $6.00 per Common Share, payable in cash to Uranium Participation Corp. against delivery of certificates representing such shares. The offer price per Common Share was established by negotiation between the Underwriters and Uranium Participation Corp. The Underwriters will receive a fee of $0.27 per Common Share upon Closing and any reimbursement for out-of-pocket expenses incurred will be paid by Uranium Participation Corp. out of the cash proceeds of the Offering. See "Use of Proceeds".

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares that they have obliged themselves to purchase if any of such Common Shares are purchased under the Underwriting Agreement.

Uranium Participation Corp. has granted to the Underwriters the Option, exercisable up to 48 hours prior to Closing, to purchase up to an additional aggregate amount of $15,000,000 of Common Shares at the Offering Price. If the Option is exercised in full, the Price to the Public, Underwriters' Fee and Net Proceeds to Uranium Participation Corp. (before expenses) will be $60,000,000, $2,700,000 and $57,300,000, respectively. This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares issuable on the exercise of the Option.

Uranium Participation Corp. has granted the Over-Allotment Option to the Underwriters which is exercisable within 30 days from Closing, to purchase a maximum of 10% (excluding Common Shares, if any, purchased on exercise of the Option) of the aggregate number of Common Shares sold at Closing, at the Offering Price to cover over-allotments. If the Over-Allotment Option is exercised in full, the Price to the Public, Underwriters' Fee and Net Proceeds to Uranium Participation Corp. (before expenses) will be $64,500,000, $2,902,000 and $61,597,500, respectively (assuming the exercise of the Option in full). This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares issuable on the exercise of the Over-Allotment Option.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part. The right is reserved to close the subscription books at any time without notice. Closing will take place on or about December 14, 2005 or such later date that is on or before December 22, 2005 as may be agreed upon by Uranium Participation Corp. and the Underwriters.

Pursuant to rules of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the conditions that the bid or purchase not be engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under applicable by-laws and rules of the relevant self-regulatory authorities relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Such transactions, if commenced, may be discontinued at any time.

The Common Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the U.S. (as defined by

Regulation S under the U.S. Securities Act), and may not be offered or sold within the U.S., provided, that Common Shares may be offered and sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act. The Underwriters have agreed that they will not offer or sell any of the Common Shares offered hereby within the U.S., except pursuant to exemptions from the registration requirements under the U.S. Securities Act and only as permitted by the Underwriting Agreement. In addition, until 40 days after commencement of this Offering, an offer or sale of Uranium Participation Corp.'s Common Shares within the U.S. by any dealer (whether or not participating in the Offering) may violate the registration requirements under the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an appropriate exemption from the registration requirements under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares in the U.S.

Certificates representing any Common Shares which are sold in the U.S. will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

Uranium Participation Corp. previously granted to Sprott Securities Inc. ("Sprott"), one of the Underwriters in the IPO, a right of first refusal for the period ending May 10, 2007, to act as lead underwriter or agent for any debt or equity financing transactions, or as advisor for any transaction pursuant to which Uranium Participation Corp. would retain a third party in respect of financial services, provided that the compensation payable to Sprott in respect thereof shall be equivalent to the compensation payable to investment dealers in comparable transactions.

Uranium Participation Corp. has agreed that for a period of 90 days from the date of Closing, it will not issue any securities without the prior consent of Sprott other than pursuant to previously issued securities of Uranium Participation Corp.

CAPITALIZATION OF URANIUM PARTICIPATION CORP.

The following table sets forth the capitalization of Uranium Participation Corp. as at September 30, 2005, both before and after giving effect to this Offering.

Designation	Authorized	As at September 30, 2005	As at September 30, 2005 After giving effect to the Offering[1]
Common Shares	Unlimited	$92,715,000 (20,000,075 Common Shares)	$137,715,000[2] (27,500,075 Common Shares)
Warrants[3]	5,750,000	$3,600,000 (4,999,925 Warrants)	$3,600,000 (4,999,925 Warrants)
Total		$96,315,000	$141,315,000

Notes:

1. Without giving effect to the exercise, if any, of the Option or Over-Allotment Option.
2. After deducting the Underwriters' Fee and the expenses of the Offering.
3. Uranium Participation Corp. issued 5,000,000 warrants ("Warrants") in connection with its IPO. See note 5 of Uranium Participation Corp.'s audited financial statements included in this prospectus.

SELECTED FINANCIAL INFORMATION

The following tables show selected financial information of Uranium Participation Corp. The information is derived from, and, should be read in conjunction with, the historical financial statements of Uranium Participation Corp. and the notes thereto, and "Management's Discussion and Analysis", all included elsewhere in this prospectus.

Set out below for each month since the IPO, are the closing prices of the Common Shares on the TSX at month end and the NAV at month end.

	May'05	Jun'05	Jul'05	Aug'05	Sep'05	Oct'05
Common Share Trading Data[(1)]	$ 6.00	$ 5.60	$ 5.68	$ 6.60	$ 6.57	$ 6.04
NAV, end of period	$ 4.84	$ 4.80	$ 4.87	$ 4.84	$ 4.86	$ 5.11

Note:

(1) Closing share price on the Toronto Stock Exchange on the last trading day of the month.

Summary of Investment Portfolio

Uranium Participation Corp.'s investment portfolio, as at September 30, 2005, consists of the following:

(in thousands of Canadian dollars, except pound amounts)	Pounds	Cost	Market
Investment in U_3O_8	2,550,000	$ 89,382	$ 92,525
Per pound values:			
- In Canadian dollars		$ 35.05	$ 36.28
- In United States dollars		$ 28.78	$ 31.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis is a review of the financial condition and results of operations of Uranium Participation Corp. It should be read in conjunction with the financial statements of Uranium Participation Corp. and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements. See "Forward-Looking Statements".

Uranium Participation Corp. is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. is administered by the Board of Directors and by the Manager pursuant to the Management Services Agreement.

Investment Objectives and Strategy

Uranium Participation Corp. was incorporated on March 15, 2005. Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in U_3O_8 with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. Uranium Participation Corp provides an

investment alternative for investors interested in investing directly in U_3O_8. Uranium Participation Corp.'s Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices.

Investment Risk

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8.

Uranium Participation Corp. does not engage in any hedging activities involving its U_3O_8, and therefore the value of its Common Shares will depend upon, and typically fluctuate with, fluctuations in the price of U_3O_8.

Market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining. Market prices for U_3O_8 may also be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic factors will also effect market prices for U_3O_8, such as expectations of future rates of inflation, the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies, interest rates, and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

Significant Accounting Policies

Please refer to note 2 to the audited financial statements for a description of the significant accounting policies followed by Uranium Participation Corp.

Results of Operations

On May 10, 2005, Uranium Participation Corp. completed an IPO for gross proceeds of $90,000,000. On May 19, 2005, Uranium Participation Corp. raised additional gross proceeds of $10,000,000 resulting from the exercise of an over-allotment option granted to the agents retained in connection with the IPO. In connection with the IPO, an aggregate of 20,000,000 units were issued, each such unit consisting of one Common Share and one-quarter of one warrant, (a "Warrant"). Each whole Warrant entitles the holder to purchase a Common Share at an exercise price of $6.25 until May 10, 2007. Net proceeds of the IPO, after issue costs, totaled $94,241,000.

As of the date hereof, Uranium Participation Corp. has purchased 2,550,000 pounds of U_3O_8 for an aggregate purchase price of $89,382,000, including commissions of $1,321,000 paid to the Manager. At September 30, 2005, the market value of the U_3O_8 purchased was $92,525,000, based on the Ux Consulting Company, LLC published spot price for U_3O_8 of US$31.25 and the month-end US/Canadian dollar exchange rate of $1.1611.

For the period ended September 30, 2005, the increase in net assets from operations totaled $984,000 or $0.05 per share on a basic and fully diluted basis. Revenue consisted of interest earned on invested cash of $499,000. Unrealized gains on the investment in U_3O_8 were $3,143,000 for the period. Expenses, after income tax provisions, totaled $2,658,000 including a $1,624,000 loss on foreign exchange.

With the exception of the impact of foreign exchange, Uranium Participation Corp.'s operating expenses were generally in line with the Manager's expectations. Foreign exchange has negatively impacted the net asset value of Uranium Participation Corp. in two ways: (i) it has increased Uranium Participation Corp.'s expenses by $1,624,000

during the period; and (ii) it negatively impacted the fair value of Uranium Participation Corp.'s U_3O_8 holdings on a Canadian dollar basis.

Uranium Participation Corp.'s foreign exchange expense of $1,624,000 (equivalent to a decrease in net asset value of $0.08 per share) resulted primarily from the decline in the value of the U.S. currency acquired for the purpose of making U_3O_8 purchases during the period. The IPO proceeds were converted to U.S. dollars at an average foreign exchange rate of $1.2404, compared to an average foreign exchange rate of $1.2179 realized from U_3O_8 purchase activities.

The U.S. foreign exchange rate has also negatively impacted the fair value of the funds U_3O_8 holdings. In spite of an increase of 8.6% in the value of U_3O_8 per pound on a U.S. dollar basis, foreign exchange has reduced such increase to 3.5% on a Canadian dollar basis. Since Uranium Participation Corp. commenced its U_3O_8 purchase activity from May 19, 2005 to the end of September 30, 2005, spot prices for U_3O_8 have risen from US$29.00 per pound to US$31.25 per pound. Uranium Participation Corp.'s average U.S. cost per pound, including capitalized commissions paid to the Manager, is US$28.78 per pound.

Recent Developments

The spot price for U_3O_8, at October 31, 2005, as published by Ux Consulting LLC, was US$33.25 per pound. At October 31, 2005, the NAV was $5.11.

The Manager has arranged for the purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, of 850,000 pounds of U_3O_8 at an aggregate price of US$28,847,500, plus purchase commissions. Delivery of these volumes will occur between December 2005 and April 2006.

Related Party Transactions

The Manager is considered a related party to Uranium Participation Corp. Under the terms of the Management Services Agreement, Uranium Participation Corp. is required to pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors; and b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100,000,000 and $200,000,000 plus a fee of 0.2% per annum based upon Uranium Participation Corp.'s net asset value in excess of $200,000,000.

The following transactions were incurred with related parties during the period March 15, 2005 to September 30, 2005:

(in thousands of dollars)	
Fees incurred with the Manager:	
Management fees	$ 200
General office and miscellaneous	11
Commissions on purchase of U_3O_8	1,321
Total fees incurred with related parties	$1,532

At September 30, 2005, accounts payable and accrued liabilities includes $42,000 of amounts due to the Manager with respect to the fees indicated above.

Management Fees

See "Related Party Transactions" for a description of the material management fees payable by Uranium Participation Corp.

DIVIDEND POLICY

Other than the distribution discussed under the "Use of Proceeds" the Board of Directors has not established a policy of declaring cash dividends on the Common Shares. The declaration and payment of dividends are subject to the discretion of the Board of Directors and depend on, among other things, Uranium Participation Corp.'s financial condition, general business conditions and other factors that the Board of Directors may in the future consider to be relevant.

PRIOR SALES

Since the date of incorporation (March 15, 2005), Uranium Participation Corp. has issued (other than pursuant to the Offering) 20,000,000 units ("Units") at a price of $5.00 each, which were issued in May 2005 pursuant to the IPO. Each Unit was comprised of one Common Share and one-quarter Warrant.

STOCK EXCHANGE PRICE

The Common Shares are listed on the Toronto Stock Exchange ("TSX"). The following table sets out, for the periods indicated, the high and low sales price and the volume of trading of the Common Shares during the periods indicated. The Common Shares commenced trading on the TSX on May 10, 2005.

Month	High ($)	Low ($)	Volume
May 2005	6.25	4.85	6,479,287
June 2005	6.07	5.60	2,368,717
July 2005	6.00	5.58	1,845,383
August 2005	6.60	5.75	2,435,524
September 2005	7.27	6.57	2,430,921
October 2005	6.83	5.97	1,200,789
November 2005 (to Nov. 16)	6.49	6.15	819,577

The closing price on the TSX of the Common Shares on November 16, 2005 was $6.25.

PRINCIPAL HOLDER OF SECURITIES

To the knowledge of the directors and senior officers of Uranium Participation Corp., the following persons or companies shall, at the date of the prospectus, beneficially own, directly or indirectly, or exercise control or direction over Common Shares representing more than 10% of the outstanding voting rights attached to the outstanding Common Shares:

Name	Designating Class	Type of Ownership	Number of Common Shares owned before the Offering	%
Wellington Management Company LLP	Common Shares	Indirect	2,845,000	13.9%

RISK FACTORS

An investment in the securities offered hereby involves a number of risks. In addition to the other information contained in this prospectus, prospective purchasers should give careful consideration to the following factors.

Risks Related to Uranium Participation Corp.'s Activities and the Industry

Uranium Price Volatility

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8, and are thus beyond Uranium Participation Corp.'s control.

Uranium Participation Corp. does not engage in any leasing, lending or hedging activities involving its U_3O_8, so the value of the Common Shares will depend upon, and typically fluctuate with, fluctuations in the price of its U_3O_8.

The market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining, and may be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies; interest rates; and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

The fluctuation of the prices of U_3O_8 is illustrated by the following table, which sets forth, for the periods indicated, the highs and lows of the spot price for non-Common Wealth of Independent States origin U_3O_8:

Spot U_3O_8 Prices (1)
(U.S.$/lb/$U_3O_8$)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005(2)
Spot											
High	12.25	16.60	14.25	12.00	10.85	9.50	9.60	10.20	14.50	20.70	33.95
Low	9.70	12.90	10.30	8.75	9.60	7.10	7.25	9.70	10.10	15.50	21.00

Notes:
(1) Source: The Ux Consulting Company, LLC
(2) To November 16, 2005

The price of U_3O_8 is also tied directly to the worldwide electrical utility industry. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

No Public Market for U_3O_8

There is no public market for the sale of U_3O_8. Uranium Participation Corp., and the Manager on behalf of Uranium Participation Corp., may not be able to acquire U_3O_8, or once acquired, sell U_3O_8 for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of U_3O_8 is limited, with average spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing U_3O_8 in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Participation Corp.

Foreign Exchange Rates

Uranium Participation Corp. purchases U_3O_8 in U.S. currency. However, Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and the Common Shares trade, in Canadian currency. Fluctuation in the U.S. currency exchange rate relative to the Canadian currency since May 10, 2005 has negatively impacted the net asset value of the Common Shares. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of the Common Shares.

Risks Associated with Converters

The Manager is required to ensure that the Converter or Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All U_3O_8 will be stored by licensed Converters. As the number of duly licensed Converters is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with Converters may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. will be funded from cash on hand from the proceeds of the Offering not otherwise invested in U_3O_8. See "Business of Uranium Participation Corp." Once such cash available has been expended, Uranium Participation Corp. will be required to generate cash resources from the sale of U_3O_8, debt incurrence or the sale of additional equity securities. There is no guarantee that any debt or additional equity or equity related securities will be available on terms acceptable to Uranium Participation Corp. or that Uranium Participation Corp. will be able to sell U_3O_8 in a timely or profitable manner.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for U_3O_8. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear Accident

An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Risks Related to the Structure of Uranium Participation Corp. and this Offering

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares will not be redeemable. In addition, Uranium Participation Corp.'s liquidity will rely principally on sales by Uranium Participation Corp. of U_3O_8. Accordingly, Uranium Participation Corp. is unlikely to have resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its U_3O_8 holdings.

NAV

The NAV reported by Uranium Participation Corp. is based on the spot price of U_3O_8 published by Ux Consulting Company LLC. Accordingly, the NAV may not necessarily reflect the realizable value of the U_3O_8 portfolio owned by Uranium Participation Corp.

Market Price of Common Shares

The market price of the Common Shares is expected to be based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will trade above, at or below the NAV of Uranium Participation Corp.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the Common Shareholders. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp., the Manager and the Underwriters and their respective affiliates, directors and officers may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp., and the directors and officers of the Manager have undertaken to devote such reasonable time as is required to properly fulfil their responsibilities in respect to the business and affairs of Uranium Participation Corp., as they arise from time to time.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager have entered into the Management Services Agreement, pursuant to which the Manager administers the activities of Uranium Participation Corp. See "Management of Uranium Participation Corp. – Management Services Agreement".

During the period of March 15, 2005 to date, Uranium Participation Corp. has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement (thousands of dollars):

Management Fees	$200
Commissions on purchase of U_3O_8	1,321
General office and miscellaneous expenses	11
Total:	**$1,532**

MATERIAL CONTRACTS

The only material contracts entered into by Uranium Participation Corp. to which it is a party (other than contracts entered into in the ordinary course of business) on or prior to Closing are as follows:

1. the Management Services Agreement referred to under "Management of Uranium Participation Corp. – Management Services Agreement"; and
2. the Underwriting Agreement referred to under "Plan of Distribution".

Copies of the foregoing documents may be examined by prospective purchasers during normal business hours at the offices of Uranium Participation Corp., 595 Bay Street, Suite 402, Toronto, Ontario, Canada M5G 2C2, during the period of distribution of the securities offered hereby.

EXPERTS

Certain legal matters relating to the issue and sale of Common Shares offered hereby will be passed upon by Cassels Brock & Blackwell LLP on behalf of Uranium Participation Corp. and by Lang Michener LLP on behalf of the Underwriters. As at the date hereof, neither the partners or associates of Cassels Brock & Blackwell LLP, as a group, nor the partners or associates of Lang Michener LLP, as a group, own more than 1% of the Common Shares.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of Common Shares offered hereby will be passed upon on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Lang Michener LLP.

LEGAL PROCEEDINGS

Management of Uranium Participation Corp. is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to a purchaser of Common Shares.

PROMOTER

The Manager may be considered to be the promoter of Uranium Participation Corp. within the meaning of the securities regulation of certain provinces of Canada. The Manager will not receive any additional direct or indirect benefits as a result of its relationship to Uranium Participation Corp. other than those described above under "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions". The Manager does not own, directly or indirectly, any Common Shares.

AUDITORS, TRANSFER AGENTS AND REGISTRAR

The auditors of Uranium Participation Corp. are PricewaterhouseCoopers LLP, Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario, Canada, M5K 1G8.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal transfer office in Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

ADDITIONAL INFORMATION

Uranium Participation Corp. is required to file reports and other information with the securities commissions in all provinces of Canada. These filings will be electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com).

GLOSSARY

concentrate:	The product resulting from the milling of uranium ore, typically containing 80 – 90% U_3O_8, which is also referred to as "yellowcake". It is usually measured in terms of pounds of contained U_3O_8 or kilograms of contained U.
Converter:	The operator of a facility licensed to receive, store and transform U_3O_8 into another chemical form suitable for subsequent processing.
depleted uranium tails:	Uranium where the U-235 content is below the naturally occurring 0.71% as the result of the enrichment process.
fission:	The physical reaction of splitting atoms in a chain reaction forming the basis for nuclear energy generation.
highly enriched uranium (HEU):	Any form of uranium with a U-235 concentration of 20% or higher.
isotope:	Different forms of atoms of the same element.
kgU:	Kilograms of uranium which is equal to pounds of U_3O_8 multiplied by 2.59978.
long-term price:	The price for product sold or purchased under contract for multiple deliveries beginning after one year.
megawatts:	1000 kilowatts.
natural uranium:	Uranium whose isotopic composition, as it occurs in nature (approximately 0.71% U-235), has not been altered.
NAV (net asset value)	The net asset value of each common share of Uranium Participation Corp. is determined monthly in accordance with the Management Services Agreement in the manner described under "Management of Uranium Participation Corp. – Management Services Agreement".
plutonium:	A by-product of nuclear fission in reactors which can be recovered from spent fuel and recycled.
recycling:	The re-use of valuable products which arise from the processing of nuclear materials.
reprocessed uranium:	Uranium which has been recovered from the reprocessing of spent nuclear fuel.
spot price:	The price for product sold or purchased for delivery within one year.
U-235:	The only naturally occurring isotope of uranium which is capable of fission and is present in approximately 0.71% by weight in natural uranium.
U_3O_8:	Triuranium octoxide.

UF_6: Uranium hexafloride, a compound of uranium produced during the conversion process, which is a gas above 56 degrees Celsius and thus suitable for use in the enrichment process of U_3O_8 into fuel for nuclear reactors.

uranium (U): The heaviest naturally occurring element. It is metallic and slightly radioactive.

western world: Includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, and Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, and the United States.

yellowcake: The name often used for concentrates produced from the product resulting from the milling of uranium ore.

FINANCIAL STATEMENTS

Auditors' Report

To the Board of Directors of
Uranium Participation Corporation:

We have audited the consolidated statement of net assets of Uranium Participation Corporation ("Uranium Participation Corp.") as at September 30, 2005, and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005. These financial statements are the responsibility of Uranium Participation Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Uranium Participation Corp. as at September 30, 2005 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005, in accordance with Canadian generally accepted accounting principles.

(Signed) ●
Chartered Accountants

Toronto, Ontario
November 11, 2005

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT SEPTEMBER 30, 2005

(in thousands of Canadian dollars)		
Net assets		
Investment in uranium oxide in concentrates – at market (Cost – $89,382)	$	92,525
Cash and cash equivalents (note 3)		3,383
Sundry receivables and other assets		101
Future income taxes - net (note 4)		1,578
	$	97,587
Accounts payable and accrued liabilities		288
Net assets	$	97,299
Net assets represented by:		
Common shares (note 5)		92,715
Warrants (note 5)		3,600
Retained earnings		984
	$	97,299
Common shares:		
Issued and outstanding		20,000,075
Net asset value per common share		
Basic and diluted	$	4.86

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors:

(Signed) Jeff Kennedy
Director

(Signed) Richard H. McCoy
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM THE DATE OF INCORPORATION OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)

Revenue		
Interest	$	499
		499
Operating expenses		
Management fees (note 6)		200
Storage fees		122
Audit fees		30
Directors fees		40
Legal and other professional fees		6
Shareholder information and other compliance		61
General office and miscellaneous		36
Foreign exchange loss (gain)		1,624
Income tax provision (note 4)		539
		2,658
Net loss from operations		(2,159)
Unrealized gain of investment in uranium oxide in concentrates		3,143
Increase in net assets from operations		984
Increase in net assets per common share (note 5)		
Basic and diluted	$	0.05

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD FROM THE DATE OF INCORPORATION OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)

Net assets at beginning of period		-
Net proceeds from issue of units and shares, after tax	$	96,315
Increase in net assets from operations		984
Net assets at end of period	$	97,299

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM THE DATE OF INCORPORATION OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)	
Operating Activities	
Net loss from operations	$(2,159)
Adjustments for non-cash items:	
Future income tax expense	495
Changes in non-cash working capital:	
Change in sundry receivables and other assets	(101)
Change in accounts payable and accrued liabilities	288
Net cash used in operating activities	(1,477)
Investing Activities	
Purchases of investments in uranium oxide in concentrates	(89,382)
Net cash used in investing activities	(89,382)
Financing Activities	
Common share and warrant issues net of pre-tax issue costs	94,242
Net cash generated by financing activities	94,242
Increase (decrease) in cash and cash equivalents	3,383
Cash and cash equivalents - beginning of period	-
Cash and cash equivalents - end of period	$3,383

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO
AS AT SEPTEMBER 30, 2005

(in thousands of Canadian dollars, except pound amounts)	Pounds	Cost	Market
Investment in uranium oxide in concentrates	2,550,000	$ 89,382	$ 92,525
Per pound values:			
- In Canadian dollars		$ 35.05	$ 36.28
- In United States dollars		$ 28.78	$ 31.25

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Participation Corp.") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Participation Corp. is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Participation Corp. was created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) with the primary investment objective of achieving appreciation in the value of U_3O_8 holdings. Uranium Participation Corp. trades publicly on the Toronto Stock Exchange under the symbol "U".

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Participation Corp. and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Interim financial statements do not include all information required by GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investment in Uranium Oxide in Concentrates (U_3O_8)

Investments in U_3O_8 are valued at fair value based on the spot price for U_3O_8 published by Ux Consulting Company, LLC translated to Canadian dollars using the month end foreign exchange rate. Unrealized gains or losses in U_3O_8 represent the difference between the fair value and average cost of U_3O_8 purchases, in Canadian dollars, and is recorded in the statement of operations in accordance with CICA Accounting Guideline 18, Investment Companies.

(b) Foreign Exchange Translation

United States dollar investments are translated to Canadian dollars at the rate of exchange prevailing at the transaction date. Any differences between the period end rate of exchange and the rate of exchange prevailing at the time the investments were acquired is recorded in the statement of income as foreign exchange gain or loss. Income and expenses incurred in United States dollars are translated at the rates of exchange prevailing when the transaction occurred.

(c) Future Income Taxes

Uranium Participation Corp. follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial

reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. The Canadian large corporations tax on capital is included in the provision for income taxes within current tax expense.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balance with banks and highly liquid investments in government or investment grade corporate debt.

3. CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance, as at September 30, 2005, consists of:

(in thousands of Canadian dollars)		
Cash	$	26
Cash equivalents		3,357
	$	3,383

4. INCOME TAXES

Uranium Participation Corp. operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense (benefit) included in the consolidated statement of operations for the period ending September 30, 2005:

(in thousands of Canadian dollars)		
Earnings before income taxes	$	1,523
Combined federal and Ontario provincial income tax rate		36.12%
Computed income tax expense		550
Large corporations tax in excess of surtax		44
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces		(55)
Provision for income taxes	$	539
Provision for (recovery of) income taxes comprised of:		
Current tax expense	$	44
Future tax expense		495
	$	539

The components of Uranium Participation Corp.'s future tax asset (liability), as at September 30, 2005, are as follows:

(in thousands of Canadian dollars)		
Future tax assets:		
Tax benefit of share issue costs	$	2,073
Tax benefit of loss carryforwards		570
	$	2,643
Future tax liabilities:		
Unrealized gain of investment in U_3O_8		(1,065)
Future income taxes - net	$	1,578

5. COMMON STOCK, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Stock

The movement in common stock for the period March 15, 2005 to September 30, 2005 is as follows:

(in thousands of Canadian dollars, except share numbers)	Shares	$
Common stock – beginning of period	-	-
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	20,000,000	$100,000
Less: Issue costs		(5,759)
Add: Tax effect of issue costs		2,073
Less: Allocation of proceeds to issued warrants		(3,600)
Warrant exercises		
Gross proceeds	75	1
Add: Fair value transfer from warrants		-
Common stock – end of period	20,000,075	$92,715

Common share financings

During the period, Uranium Participation Corp. issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant to purchase one common share at $6.25 exercisable prior to May 10, 2007. The pre-tax net proceeds, after issue costs, was $94,241,000. Approximately $3,600,000 of the proceeds has been allocated as the value of the issued warrants.

Warrants

The movement in warrants for the period March 15, 2005 to September 30, 2005 is as follows:

(in thousands of Canadian dollars, except warrant numbers)	September 2005	
	Warrants	$
Warrants – beginning of period	-	-
Warrants issued during the period		
May 2005 equity unit financing	5,000,000	$3,600
Warrants exercised during the period		
May 2005 equity unit financing	(75)	-
Warrants – end of period	4,999,925	$3,600

The $3,600,000 allocation of fair value to the warrants was calculated using the Black-Scholes model using the following assumptions:

Dividend yield	- nil
Risk-free interest rate	- 4 %
Expected life of the warrants	- 2 years
Expected volatility factor of future expected market prices	- 35 %

As at September 30, 2005, the warrants are not dilutive to the net asset value of the fund. When the net asset value per common share of the fund exceeds $6.25, the warrants will have a dilutive impact.

Increase in Net Assets Per Share

The calculation of the basic increase in net assets per share is based on the weighted average number of shares outstanding of 20,000,005 for the period ending September 30, 2005.

6. RELATED PARTY TRANSACTIONS

The Manager is considered to be a related party of Uranium Participation Corp. Under the terms of the Management Services Agreement, Uranium Participation Corp. will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100,000,000 and $200,000 and 0.2% per annum based upon Uranium Participation Corp.'s net asset value in excess of $200,000.

The following transactions were incurred with related parties during the period March 15, 2005 to September 30, 2005:

(in thousands of Canadian dollars)		
Fees incurred with the Manager:		
Management fees	$	200
General office and miscellaneous		11
Commissions on purchase of U_3O_8 [(1)]		1,321
Total fees incurred with related parties	$	1,532

(1) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investment in U_3O_8.

At September 30, 2005, accounts payable and accrued liabilities includes $42,000 of amounts due to the Manager with respect to the fees indicated above.

7. SUBSEQUENT EVENTS

On November 17, 2005, the Company filed a prospectus with the intent to issue 7,500,000 Common Shares for aggregate gross proceeds of $45,000,000. At least 85% of these funds must be invested in U_3O_8 in accordance with the Company's objectives.

The Manager has agreed to purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, 850,000 pounds of U_3O_8 at an aggregate price of US$28,847,500, plus purchase commissions. Delivery of such U_3O_8 is expected to occur between December 2005 and April 2006.

AUDITORS' CONSENT

We have read the prospectus of Uranium Participation Corporation ("Uranium Participation Corp.") dated ●, 2005, relating to the sale and issue of Common Shares of Uranium Participation Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of Uranium Participation Corp. of our report to the board of directors of Uranium Participation Corp. on the consolidated statement of net assets as at September 30, 2005 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005. Our report is dated November 11, 2005.

(Signed) ●
Chartered Accountants

Toronto, Ontario

●, 2005

CERTIFICATE OF URANIUM PARTICIPATION CORPORATION AND THE PROMOTER

Dated: November 17, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act (*British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

On behalf of Uranium Participation Corp.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James R. Anderson
Executive Vice President and
Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: November 17, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act (*British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To our knowledge, this prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION

By: (Signed) David A. Anderson

CIBC WORLD MARKETS INC.	NATIONAL BANK FINANCIAL INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) Richard G. McCreary	By: (Signed) Bruno J. Kaiser	By: (Signed) J. Paul Rollinson	By: (Signed) Ewan Masc

Execution Copy

UNDERWRITING AGREEMENT

November 17, 2005

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: E. Peter Farmer

– and –

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: James R. Anderson

Sprott Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the **"Underwriters"** and each individually an "**Underwriter**") understand that Uranium Participation Corporation (the "**Corporation**") proposes to issue and sell 7,500,000 common shares of the Corporation (the "**Underwritten Shares**"). The Underwriters further understand that the Corporation has prepared and filed a preliminary prospectus and all necessary documents relating thereto in British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia and will take all additional necessary steps to qualify the Underwritten Shares and the Additional Shares (as defined below) for distribution in the Qualifying Provinces (as defined below) and for sale to Qualified Institutional Buyers (as hereinafter defined) and Accredited Investors (as hereinafter defined) in the United States in accordance with the terms of Schedule "A" hereto. The offer of Shares (as defined below) by the Corporation is hereinafter referred to as the **"Offering"**.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters offer to purchase, severally and not jointly, from the Corporation the respective percentage of the Shares set forth opposite the respective names of the Underwriters in paragraph 23, and by its acceptance hereof, the Corporation accepts such offer and agrees to sell to the Underwriters the Underwritten Shares on the Closing Date (as defined below) at a price of $6.00 per share being an aggregate purchase price of $45,000,000 (the **"Purchase Price"**), and in the event and to the extent that the Underwriters shall exercise the election to purchase Additional Shares as provided herein, the number of Additional Shares as to which election shall have been exercised at a purchase price of $6.00 per share.

The Underwriters shall have the option (the "**Option**"), which Option may be exercised in the Underwriters' sole discretion and without obligation, to purchase up to an additional 2,500,000 common shares of the Corporation on the same terms and conditions as the Underwritten Shares which, if subscribed for hereunder, shall be deemed to form part of the Underwritten Shares for the purposes hereof and the Purchase Price shall be increased by the purchase price payable for the common shares to be purchased upon exercise of the Option. The Option shall be exercisable by Sprott Securities Inc. ("**Sprott**") on behalf of the Underwriters, at any time up to 48 hours prior to the Closing Time for the

Underwritten Shares. by delivering written notice to the Corporation prior to the expiry of the Option, after which time the Option shall be void and of no further force and effect.

The Corporation hereby grants to the Underwriters an over-allotment option (the "**Over-Allotment Option**") for the purpose of covering over-allotments, if any, to purchase a number of additional common shares of the Corporation (the "**Additional Shares**") equal to up to 10% of the number of Underwritten Shares (but excluding the Shares sold pursuant to the exercise of the Option) sold on the Closing Date, upon the terms and conditions set forth herein. The Over-Allotment Option shall be exercisable into the Additional Shares from time to time, in whole or in part, within 30 days from the Closing Date for the Underwritten Shares, by Sprott, on behalf of the Underwriters, giving written notice to the Corporation, specifying (i) the number of Additional Shares to be purchased, and (ii) the Closing Date for the Additional Shares, provided that such Closing Date shall be not less than three Business Days and no more than seven Business Days following the date of such notice. The Additional Shares shall have attributes that are identical to the Underwritten Shares. The Underwritten Shares and the Additional Shares are referred to collectively herein as the "**Shares**".

In consideration of the agreement of the Underwriters to purchase the Underwritten Shares and the Additional Shares (to the extent the Over-Allotment Option is exercised), the Corporation agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters at the Closing Time.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

All actions to be undertaken by the Underwriters in connection with the offering or sale of the Shares in the United States, shall be undertaken through their respective U.S. Dealers. Except with respect to sales of Shares to Qualified Institutional Buyers, all sales of Shares in the United States will be made to persons the Underwriters or their U.S. Dealers (as hereinafter defined) designate to purchase Shares directly from the Corporation as substituted purchasers ("Substituted Purchasers"), and to the extent that Substituted Purchasers purchase on the Closing date, the obligations of the Underwriters to do so will be reduced by the number of Shares purchased from the Corporation by Substituted Purchasers.

DEFINITIONS

In this Agreement:

"**1933 Act**" means the United States Securities Act of 1933, as amended;

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Accredited Investor**" means an "accredited investor" as that term is defined in Rule 501 of Regulation D;

"**Additional Shares**" shall have the meaning ascribed thereto in the fourth paragraph of this Agreement;

"**affiliate**", "**distribution**", "**material change**", "**material fact**", "**misrepresentation**", and "**subsidiary**" when used in connection with the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment thereto shall have the respective meanings given to them under the Canadian Securities Laws;

"**Amended Preliminary Prospectus**" shall have the meaning ascribed thereto in subparagraph 1(c) of this Agreement;

"**Agreement**" means the agreement resulting from the acceptance by the Corporation and the Manager of the offer made by the Underwriters by this Agreement;

"**Applicable Securities Laws**" means the Canadian Securities Laws;

"**Business Day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto;

"**Canadian Securities Laws**" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Jurisdictions;

"**Canadian Securities Regulators**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Claim**" has the meaning given to it in subparagraph 12(b);

"**Closing**" means the completion of the sale by the Corporation and the purchase by the Underwriters of the Shares pursuant to the terms and conditions of this Agreement;

"**Closing Date**" means December 14, 2005, or such other date as the Corporation, the Manager and the Underwriters may agree upon in writing or as may be changed in accordance with subparagraph 4(c) of this Agreement and in the event the Over-Allotment Option is exercised, "Closing Date" shall mean each date on which the Underwriters have agreed to purchase the Additional Shares in accordance with the terms of this Agreement;

"**Closing Time**" means 8:30 am (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

"**Common Shares**" means common shares in the capital of the Corporation;

"**Corporation**" means Uranium Participation Corp;

"**Directed Selling Efforts**" means "directed selling efforts" as defined in Regulation S;

"**Disclosure Document**" has the meaning given to it in paragraph 7(d) of this Agreement.

"**Final Prospectus**" means the (final) prospectus of the Corporation relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"**Financial Information**" means the Corporation's financial statements included in the Final Prospectus together with any auditors' report thereon and the notes thereto;

"**Income Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Indemnified Party**" has the meaning given to it in subparagraph 12(b);

"**Indemnifiers**" has the meaning given to it in subparagraph 13(a);

"**Management Services Agreement**" means the agreement dated as of March 30, 2005, entered into between the Corporation and the Manager pursuant to which the Manager agreed to manage the Corporation's activities;

"**Manager**" means Denison Mines Inc., a corporation formed under the laws of the Province of Ontario;

"**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Canadian Securities Regulators; "**MRRS Decision Document**" means, in respect of a Canadian Securities Regulator of a Qualifying Jurisdiction, the decision document, receipt or similar notice or document in respect of the Final Prospectus issued in accordance with the MRRS;

"**notice**" has the meaning given to it in paragraph 21;

"**Offering**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"**Option**" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"**OSC**" means the Ontario Securities Commission;

"**Over-Allotment Option**" shall have the meaning ascribed thereto in the fourth paragraph of this Agreement;

"**Preliminary Prospectus**" means the preliminary prospectus dated November 16, 2005 of the Corporation prepared and filed with Canadian Securities Regulators in each of the Provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia and the Amended Preliminary Prospectus prepared and filed with Canadian Securities Regulators in each of the Qualifying Jurisdictions in each case relating to the qualification for distribution of the Shares;

"**Prospectus Amendment**" means any amendment or supplement to either of the Preliminary Prospectus or the Final Prospectus;

"**Purchase Price**" has the meaning ascribed thereto in the second paragraph of this Agreement, subject to an increase to the extent the Option is exercised as described in the third paragraph of this Agreement;

"**Qualified Institutional Buyer**" means a “qualified institutional buyer” as that terms is defined in Rule 144A;

"**Qualifying Jurisdictions**" means all of the provinces of Canada;

"**Regulation D**" means Regulation D promulgated under the 1933 Act;

"**Regulation S**" means Regulation S promulgated under the 1933 Act;

"**Rule 144A**" means Rule 144A promulgated under the 1933 Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Shares**" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"**Sprott**" means Sprott Securities Inc.;

"**Stock Exchange**" means the Toronto Stock Exchange;

"**Subsidiary**" has the meaning ascribed thereto in the *Business Corporations Act* (Ontario);

"**Substituted Purchaser**" has the meaning given to it above;

"**Supplementary Material**" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed by or on behalf of the Corporation under Applicable Securities Laws in the Qualifying Jurisdictions with any of the Canadian Securities Regulators in connection with the distribution of, *inter alia,* the Shares;

"**Transfer Agent**" means Computershare Investor Services Inc., at its principal office in the city of Toronto;

"**Underwriter**" and "**Underwriters**" shall have the meanings ascribed thereto in the first paragraph of this Agreement;

"**Underwriting Fee**" shall have the meaning ascribed thereto in paragraph 5;

"**Underwritten Shares**" shall have the meaning ascribed thereto in the first paragraph of this Agreement, subject to increase to the extent the Option is exercised as described in the third paragraph of this Agreement;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**U.S. Dealers**" means the U.S. broker-dealer affiliates of the Underwriters registered as such with the SEC under Section 15 of the 1934 Act who are members of the National Association of Securities Dealers, Inc. and which have been identified by the Underwriters to the Corporation in writing at or prior to the Closing Time on the Closing Date;

"**U.S. Person**" has the meaning given to that term in Regulation S;

"**U.S. Securities Laws**" means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof;

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Nature of Transaction

The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that:

(a) The Corporation has filed the Preliminary Prospectus in each of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia pursuant to National Policy 43-201 and has obtained an MRRS decision document evidencing

receipts by each of the Canadian Securities Regulators of such provinces for the Preliminary Prospectus.

(b) The Corporation hereby agrees to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Shares, including by filing within the periods stipulated under Applicable Securities Laws and at the Corporation's expense, all forms required to be filed by the Corporation in connection with the Offering and paying all filing fees required to be paid in connection therewith. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Corporation also agrees to file within the periods stipulated under Applicable Securities Laws and at the Corporation's expense, all private placement forms required to be filed by them in connection with the Offering and agree to pay all filing fees required to be paid in connection therewith so that the distribution of the Shares outside of the Qualifying Jurisdictions may lawfully occur but without the necessity of filing a prospectus or any similar disclosure document under applicable securities laws outside of the Qualifying Jurisdictions. The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. Each Underwriter agrees with the Corporation that it will only solicit offers for the purchase of Shares in the United States in accordance with Schedule "A" to this Agreement.

(c) The Corporation shall, as soon as possible on November 17, 2005, file an amended preliminary prospectus substantially in the form of the Preliminary Prospectus and which refers to the terms of this Agreement in form acceptable to the Underwriters and the Corporation (the "**Amended Preliminary Prospectus**").

(d) The Corporation shall, as soon as possible, fulfill all legal requirements to enable the distribution of the Underwritten Shares and in any event shall file the Final Prospectus in each of the Qualifying Provinces and obtain an MRRS decision document evidencing receipt of the Final Prospectus by each of the Canadian Securities Regulators on or prior to 4:30 p.m. (Toronto time) on December 6, 2005.

2. Due Diligence

Prior to the filing of the Final Prospectus, the Corporation shall permit the Underwriters and their counsel to review and provide comments on drafts of the Final Prospectus and up to the Closing Time shall allow the Underwriters to conduct any due diligence investigations which each of them reasonably requires in order to fulfill its obligations as an agent under the Applicable Securities Laws and in order to enable such Underwriter to responsibly execute the certificate in the Final Prospectus required to be executed by it.

3. (a) Deliveries on Filing of Final Prospectus

No later than the time of filing of the Final Prospectus with the Canadian Securities Regulators, unless otherwise indicated below, the Corporation shall deliver to the Underwriters:

(i) a copy of the Final Prospectus, signed, filed and certified as required by the Applicable Securities Laws;

(ii) a copy of any other document required to be filed by the Corporation at or prior to the time of filing the Final Prospectus in compliance with Applicable Securities Laws in connection with the distribution of the Shares;

(iii) a "long-form" comfort letter of PricewaterhouseCoopers LLP, dated as of the date of the Final Prospectus (with the requisite procedures to be completed by PricewaterhouseCoopers LLP within two Business Days of the date of the Final Prospectus), addressed to the Underwriters, the board of directors of the Corporation and the Manager, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditor's consent letters and comfort letters addressed to the Canadian Securities Regulators;

(iv) copies of correspondence indicating that the application for the listing and posting for trading on the Stock Exchange of the Shares have been conditionally approved;

(v) an opinion of PricewaterhouseCoopers LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, to the effect that the French language version of the financial information contained in the Preliminary Prospectus and Final Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof; and

(vi) an opinion of Desjardins Ducharme LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, to the effect that, except for the financial information of the Corporation, as to which they express no opinion, the French language version of each of the Preliminary Prospectus and the Final Prospectus is, in all material respects, a complete and accurate translation of the English version of each of the Preliminary Prospectus and the Final Prospectus, respectively.

(b) **Prospectus Amendments**

In the event that the Corporation is required by Applicable Securities Laws to prepare and file a Prospectus Amendment, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters with respect to such Prospectus Amendment, documents similar to those referred to in clauses 3(a)(ii), (iii), (v) and (vi).

(c) **Commercial Copies**

The Corporation shall cause commercial copies of the Amended Preliminary Prospectus and commercial copies of the Final Prospectus (and, in each case, copies of the U.S. Placement Memorandum (as such term is defined in Schedule “A” hereto))to be delivered, without charge, to the Underwriters in Toronto and in such other cities in North America and in such quantities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of the Amended Preliminary Prospectus and Final Prospectus (and U.S. Placement Memorandum) shall be effected as soon as possible after an MRRS Decision Document has been issued by the Canadian Securities Regulators for the Amended Preliminary Prospectus and Final Prospectus respectively. Such deliveries

shall constitute the consent of the Corporation to the Underwriters' use of the Amended Preliminary Prospectus and Final Prospectus in connection with the distribution of the Shares in the Qualifying Jurisdictions and in the United States in compliance with the provisions of this Agreement and applicable securities laws. The Corporation shall also provide to the Underwriters in Toronto, at their request, office copies of the Preliminary Prospectus, without charge, Such delivery of the Preliminary Prospectus shall constitute the consent of the Corporation to the Underwriters' use of the Preliminary Prospectus in connection with the distribution of the Shares in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia.

(d) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Underwriters may reasonably request to qualify the Shares for offering and sale under the Applicable Securities Laws or "Blue Sky laws" of such United States or Canadian jurisdictions as the Underwriters may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Shares until 90 days after the date hereof; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or bylaws, register any of its securities, comply with ongoing filing or disclosure requirements, qualify as a foreign corporation or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e) **Distribution of Shares**

The Underwriters shall (and require any selling firm to agree with such Underwriters, for the benefit of the Corporation, to):

(i) offer the Shares for sale to the public only as permitted by applicable law;

(ii) not solicit offers to purchase Shares from, or sell Shares to, any person resident in any jurisdiction other than the Qualifying Jurisdictions, except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Corporation to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;

(iii) not make use of any "green sheet" or information memorandum in respect of the Corporation that has not first been approved by the Corporation; and

(iv) offer and sell the Shares in the United States only through the Underwriters' respective U.S. Dealers. Any offers and sales of Shares in the United States shall be made in accordance with the terms and conditions set out in Schedule "A" to this Agreement. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "A" are hereby incorporated by reference.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Underwriters shall:

(i) use their best efforts to complete the distribution of the Shares as promptly as possible; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Shares and including a breakdown of the gross proceeds realized therefrom in each of the Qualifying Jurisdictions and, if applicable, in the United States.

4. Material Changes During Distribution

(a) Material Changes in the Corporation

During the period from the date of this Agreement to the completion of distribution of the Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation that is not otherwise referred to in the Final Prospectus;

(ii) any material fact which has arisen or been discovered that would have been required to have been stated in the Final Prospectus had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Final Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying (to the extent that such compliance is required) with Applicable Securities Laws.

If at any time during the period from the date of this Agreement to the completion of distribution of the Shares, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Underwriters, to amend or supplement the Final Prospectus, in order that the Final Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend or supplement the Final Prospectus, in order to comply with the requirements under Applicable Securities Laws or other applicable laws, the Corporation will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Final Prospectus comply with such laws, and the Corporation will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this subparagraph (a).

(b) **Change in Applicable Securities Laws**

If during the period of distribution of the Shares, there shall be any change in the Applicable Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction where such filing is required.

(c) **Change in Closing Date**

If a material change occurs or an undisclosed material fact has arisen or been discovered prior to the Closing Date, then, subject to paragraph 11, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing or unless otherwise required under the Applicable Securities Laws, the later of:

(i) the third Business Day following the date on which all applicable filings or other requirements of the Applicable Securities Laws with respect to such material change or change in a material fact have been made or complied with in all relevant jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters; and

(ii) the fifth Business Day following the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 3(b).

In no event, however, shall the Closing Date be later than December 22, 2005.

(d) **Notification**

During the period commencing on the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Canadian Securities Regulator for any amendment to the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or for any additional information in respect of the offering of the Shares;

(ii) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulator, the Stock Exchange or any other competent authority, relating to the Final Prospectus or the distribution of the Shares;

(iii) any notice or other correspondence received by the Corporation from any governmental body requesting any information, meeting or hearing relating to the Corporation, the Offering, the issue and sale of the Shares or any other event or state of affairs, that the Corporation reasonably believes would have a material adverse effect on the business, assets, financial condition, liabilities or operations of the Corporation; or

(iv) the issuance by any Canadian Securities Regulator, the Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

5. Services Provided by Underwriters, Underwriting Fee and Option

In consideration for the Underwriters' services in assisting in the preparation of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments, in distributing the Shares, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Shares, the Corporation agrees to pay to the Underwriters a fee of $0.27 per Share (the "**Underwriting Fee**"), which is equal to 4.5% of the gross proceeds of the Offering. The Underwriting Fee shall be payable as provided for in subparagraph 6(a). The Underwriting Fee shall be payable by way of set-off of the amount of the Underwriting Fee against, and deduction of the Underwriting Fee from, the Purchase Price. The reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax (as provided for in paragraph 15), shall also be payable by way of set-off of such amount against, and deduction of such amount from, the Purchase Price.

6. Delivery of Purchase Price, Underwriting Fee and Certificate

(a) **Deliveries**

The purchase and sale of the Shares shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, or such other place as the Underwriters and the Corporation may agree upon.

At the Closing Time, the Corporation shall deliver to the Underwriters definitive certificates representing the Shares in favour of the Underwriters or their nominees, against payment by the Underwriters to the Corporation of the Purchase Price, less the Underwriting Fee, by wire transfer or in such other manner as may be mutually agreed upon, in Canadian dollars (if directed to do so by the Corporation, the Underwriters will deliver funds to the Corporation in U.S. dollars based on an exchange rate to be mutually agreed upon), together with a receipt signed by Sprott, on behalf of the Underwriters, for such definitive certificates and a receipt for the Underwriting Fee.

(b) **Delivery of Certificate(s) to Transfer Agent**

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Shares, on the Closing Date, at the principal offices of the Transfer Agent in the City of Toronto for certificates representing such number of Shares registered in such names as shall be designated by the Underwriters not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Shares, contemplated by this subparagraph 6(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Shares.

7. Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a) the Corporation is duly incorporated, organized and subsisting under the laws of Ontario and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(b) Uranium Participation Alberta Corp. is the only Subsidiary of the Corporation; the Corporation is the sole shareholder of Uranium Participation Alberta Corp; Uranium Participation Alberta Corp. is a corporation duly incorporated, organized and subsisting under the laws of Alberta and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(c) the Corporation is a reporting issuer not in default in any material respect of any requirement under Canadian Securities Laws;

(d) since the date the Corporation has become a reporting issuer under Canadian Securities Laws, it has filed and disseminated all financial statements, certificates, reports and documents required to be filed and disseminated in accordance with Canadian Securities Laws (the "**Disclosure Documents**") and each Disclosure Document complied at the time of filing and dissemination, as the case may be, in all material respects with all requirements of Canadian Securities Laws;

(e) all information contained in each Disclosure Document was accurate and correct in all material respects and none of the Disclosure Documents contained any misrepresentation (as such term is defined under the *Securities Act* (Ontario)) at the time they were filed or disseminated, as the case may be;

(f) the Corporation has the requisite power, authority and capacity to enter into this Agreement and to perform the transactions contemplated herein and the Corporation has the requisite power, authority and capacity to own, lease and to operate its property and assets including licences or other similar rights and to carry on the business customarily carried on by it or as currently proposed to be carried on by it. Each of the Corporation and its Subsidiary is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated except where such non-compliance or failure to obtain such licence, registration or qualification would not have a material adverse effect on the business or operations of the Corporation and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(g) the Corporation or its Subsidiary has good and valid marketable title to the U_3O_8 referred to in the Preliminary Prospectus and in the Financial Information;

(h) none of the assets of the Corporation or its Subsidiary have been charged, pledged or hypothecated, nor are such assets subject to any security interests to any third party;

(i) all necessary action has been taken by the Corporation to authorize the execution and delivery by the Corporation of this Agreement and to authorize the performance by the Corporation of its obligations hereunder and thereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(j) the Management Services Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(k) the Corporation has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and to file such documents with the Canadian Securities Regulators, and all necessary action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and the filing thereof with the Canadian Securities Regulators;

(l) the Corporation is authorized to issue an unlimited number of Common Shares and, on the date hereof, that number of Common Shares and warrants to purchase Common Shares as set out in the Preliminary Prospectus under the heading "Capitalization of Uranium Participation Corp. (as at September 30, 2005)" are issued and outstanding as fully paid and non-assessable securities in the capital of the Corporation;

(m) upon completion of the Offering, the Corporation shall have that number of issued and outstanding Common Shares as set-out in the Amended Preliminary Prospectus under the heading "Capitalization of Uranium Participation Corp. (as at September 30, 2005 after giving effect to the Offering)", all of which will be fully paid and non-assessable and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued Common Shares of the Corporation except as otherwise referred to in the Amended Preliminary Prospectus;

(n) the Shares have been, or prior to the Closing Time will be, duly authorized for issuance; when a certificate for such Shares is countersigned by the Transfer Agent and issued, delivered and paid for, such Shares will be validly issued and fully paid and all statements made in the Final Prospectus describing such securities will be accurate in all material respects;

(o) no agreement is currently in force or effect that in any manner affects the voting or control of any of the securities of the Corporation and, at the Closing time, no such agreement will be in force or effect;

(p) the Shares are not, and at the Closing Time will not be, "foreign property" as defined in the Income Tax Act;

(q) at the Closing Time, the Shares will not be precluded as investments under the statutes set forth in the Final Prospectus under the heading entitled "Eligibility for Investment", and will be qualified investments for Corporations governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Income Tax Act;

(r) the form and terms of the certificate for each of the Shares, has been approved and adopted by the Corporation and do not conflict with the constating documents of the Corporation;

(s) except as disclosed in the Final Prospectus, to the best of the Corporation's knowledge, there is no action, proceeding or investigation pending or threatened against the Corporation before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the business or in the condition (financial or otherwise) of the Corporation or its properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or as contemplated by the Final Prospectus;

(t) the Financial Information has been prepared in conformity with Canadian generally accepted accounting principles;

(u) the Financial Information presents fairly in all material respects the financial position of the Corporation as at the date of such statements;

(v) the Corporation is not in violation of, and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement and the Management Services Agreement will not result in any breach or, violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Corporation or any resolution of the directors or shareholders of the Corporation or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation;

(w) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiary with licensed operators at licensed uranium conversion facilities (referred to in the Preliminary Prospectus) is enforceable by the Corporation or its Subsidiary, as the case may be, and the Manager in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(x) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Corporation in connection with the execution and delivery or with the performance by the Corporation of this Agreement except as disclosed in the Final Prospectus and compliance with the Applicable Securities Laws with regard to the distribution of the Shares in the Qualifying Jurisdictions;

(y) to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or preventing the distribution of the Shares in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(z) the Corporation is not, and upon consummation of the transactions contemplated hereby will not be, an "investment company" or an entity "controlled by an investment company" as such terms are defined in the *United States Investment Company Act of 1940*, as amended;

(aa) to the knowledge of the Corporation, the Corporation is not a "related issuer" or "connected issuer" (as such terms are defined under the Canadian Securities Laws) of any Underwriter;

(bb) as at their respective dates, each of the Preliminary Prospectus and the Final Prospectus comply or will comply, as the case may be, in all material respects with the Canadian Securities Laws and, at the time of delivery of the Shares to the Underwriters, the Final Prospectus will comply in all material respects with the Canadian Securities Laws;

(cc) the Preliminary Prospectus contains and the Final Prospectus will contain, full, true and plain disclosure of all material facts required to be stated therein relating to the Corporation, the operations of the Corporation and the Shares, and as of their respective date of filing contain no untrue statement of a material fact and do not omit to state a material fact regarding the Corporation and its business and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information relating to the Underwriters furnished in writing to the Corporation by the Underwriters expressly for use in the Preliminary Prospectus or the Final Prospectus;

(dd) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available or filed in connection with the offering of the Shares that have not been made publicly available or filed as required;

(ee) the delivery by the Corporation of any signed Prospectus Amendment or material change report required to be filed under the Applicable Securities Laws will constitute a representation and warranty by the Corporation to the Underwriters that all the information and statements contained therein (except information and statements relating to the Underwriters) are true and correct and that no material information has been omitted therefrom which is necessary to make the statements contained therein not misleading;

(ff) the Corporation does not require any license or other approval under the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "Environmental Laws" as hereinafter below) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets to carry on its business as described in the Prospectus (other than as such as has been obtained under Canadian Securities Laws); Environmental Laws means

any foreign, federal, provincial, state or local laws or regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**") which affect or otherwise have any application to the Corporation or its business, properties and assets (taken as a whole), or to which the Corporation is otherwise subject. The Corporation does not require any license or other approval under any Environmental Laws to conduct its business;

(gg) the Transfer Agent, at it principal offices in the City of Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares; and

(hh) upon completion of the transactions contemplated by this Agreement, the right of first refusal granted to Sprott under the terms of the letter agreement dated May 10, 2005 will continue to be in full force and effect until May 10, 2007.

8. Representations and Warranties of the Manager

The Manager represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a) the Manager is duly incorporated, organized and subsisting under the laws of Ontario, and has all requisite power, capacity and authority to enter into and deliver this Agreement and to perform its obligations hereunder and under the Management Services Agreement;

(b) all necessary corporate action has been taken by the Manager to authorize the execution and delivery by the Manager of this Agreement and to authorize the performance of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against the Manager, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(c) the Management Services Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(d) the Manager has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and all necessary action has been taken by the Manager to authorize the execution and delivery of the Preliminary Prospectus and the filing thereof with the Canadian Securities Regulators;

(e) the Manager will take all necessary action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators;

(f) the Manager is not in violation of, and the execution and delivery of this Agreement and the performance by the Manager of its obligations under this Agreement and the Management Services Agreement will not result in any breach or violation of, or be in

conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Manager or any resolution of the directors or shareholders of the Manager or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Manager;

(g) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiary with licensed operators at licensed uranium conversion facilities (referred to in the Preliminary Prospectus) is enforceable by the Manager and the Corporation or its Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(h) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Manager in connection with the execution and delivery or with the performance by the Manager of this Agreement;

(i) the Manager is in material compliance with each material license held by it and is not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, Environmental Laws) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets, except for such violations and defaults which, singly or in the aggregate, would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Manager;

9. Covenants of the Corporation

The Corporation hereby covenants to the Underwriters, and acknowledges that the Underwriters are relying on such covenants in connection with acting as exclusive agents of the Corporation for the Offering, that the Corporation shall:

(a) for a period of 24 months following the final Closing Date, use its commercially reasonable efforts to maintain its status as a reporting issuer under Canadian Securities Laws in the Qualifying Jurisdictions, not in default of any requirement of such Canadian Securities Laws;

(b) for a period of 90 days from the final Closing Date, not issue any additional securities in the capital of the Corporation other than pursuant to previously issued securities of the Corporation, without the prior written consent of Sprott, on behalf of the Underwriters, except in conjunction with this Agreement;

(c) use the net proceeds of the Offering for the purposes described in the Final Prospectus;

(d) make application to list the Shares on the Stock Exchange; and

(e) to take all necessary corporate action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators.

10. Conditions

The Underwriters' obligation to purchase the Shares at the Closing Time is subject to the accuracy of the representations and warranties of the Corporation and of the Manager contained in this Agreement, both, unless otherwise expressed, as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) the Underwriters shall have received at the Closing Time an opinion addressed to the Underwriters and Lang Michener LLP, in form and substance satisfactory to the Underwriters and its counsel, acting reasonably, dated the Closing Date from counsel to the Corporation, Cassels Brock & Blackwell LLP, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion, such counsel may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada and Ontario and as to matters of fact, on certificates of the Transfer Agent, auditors, public and stock exchange officials, officers of Corporation or the Manager;

(b) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters' counsel, Lang Michener LLP, with respect to matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion Lang Michener LLP shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada, British Columbia and Ontario respectively, and as to matters of fact, on certificates of the Transfer Agent, public and stock exchange officials and officers of the Corporation or the Manager. Lang Michener LLP shall also be entitled to rely upon the opinion of Cassels Brock & Blackwell LLP with respect to the matters relating to the Corporation and the Manager;

(c) the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance satisfactory to the Underwriters, to the effect that no registration of the Shares is required under the 1933 Act, provided that the sale is made in accordance with Schedule "A" of this agreement, it being understood that such counsel need not express its opinion with respect to any subsequent resales of any of the Shares;

(d) the Underwriters shall have received at the Closing Time a letter dated the Closing Date from PricewaterhouseCoopers LLP addressed to the Underwriters and to the board of directors of the Corporation in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subparagraph 3(a)(iii) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date which changes shall be acceptable to the Underwriters;

(e) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Corporation addressed to the Underwriters and its counsel, with respect to the constating documents of the Corporation, all resolutions of the directors of the Corporation relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(f) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Manager addressed to the Underwriters and its counsel, with respect to the constating documents of the Manager, all resolutions of the directors of the Manager relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(g) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Corporation, addressed to the Underwriters certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, the Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Applicable Securities Laws or by any other regulatory authority;

(iii) the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(h) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Manager, addressed to the Underwriters certifying for and on behalf of the Manager after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Manager, and (B) no transaction has been entered into by the Manager which is material to the business of the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) the Manager has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii) the representations and warranties of the Manager contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(i) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Shares that have not been made publicly available as required; there are no documents required to be filed with the Canadian Securities Regulators in connection with the Final Prospectus that have not been filed as required and delivered to the Underwriters; there are no contracts, documents or other materials required to be described or referred to in the Final Prospectus that are not described, or referred to as required and delivered to the Underwriters;

(j) the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued Common Shares of the Corporation;

(k) the Underwriters shall have received copies of all required approvals from the Stock Exchange in respect of the conditional listing and posting for trading of the Shares on the Stock Exchange;

(l) the Underwriters and counsel for the Underwriters shall have received from the Corporation and the Manager such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Underwriters or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time.

11. Termination Rights

(a) **Litigation**

If any inquiry, action, suit, investigation or other proceeding, whether formal or informal is instituted, threatened or announced or any order is made by any federal, provincial or other governmental authority in relation to the Corporation, including without limitation, the Stock Exchange, or Canadian Securities Regulators, which, in the reasonable opinion of the Underwriters, operates to prevent or restrict the distribution or trading of the Common Shares or Shares or any other securities of the Corporation, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) **Disaster Out**

Each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement, any material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Corporation, whether or not arising in the ordinary course of business, or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or

any law or regulation (or proposed law or regulation), which in the opinion of each Underwriter adversely affects, or involves, or will adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation, in each case the effect of which is such as to make it, in the judgement of any Underwriter's opinion, impracticable to market the Shares or to enforce contracts for the sale of the Shares, or (iii) trading in any securities of the Corporation has been suspended or limited by the Stock Exchange, the OSC or any other securities regulatory authority having jurisdiction over the distribution of the Shares, or (iv) if a banking moratorium has been declared by Canadian, U.S. Federal or New York authorities.

(c) **Material Change**

If, prior to the Closing Time, there should occur, or is discovered by any Underwriter, any material change or a change in any material fact such as is contemplated in subparagraph 4(a), which results in or in any Underwriter's reasonable opinion, is reasonably expected to have a materially adverse effect on the market price or value of the Shares, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d) **Conditions**

The Corporation agrees that all terms and conditions of Section 10 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use all reasonable commercial efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle each Underwriter to terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e) **Exercise of Termination Rights**

The rights of termination contained in subparagraphs 11(a), (b), (c) and (d) are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation or Manager in respect of any of the matters contemplated by this Agreement or otherwise. In the event that any Underwriter exercises such rights of termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability which may have arisen or may later arise under paragraphs 12, 13 and 16.

12. Indemnity

(a) **Indemnity**

The Corporation indemnifies and saves harmless each of the Underwriters and their respective affiliates (which shall include, without limitation, each of the U.S. Dealers) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by such Underwriter in connection with defending or investigating

any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to the Underwriters and provided by the Underwriters for use therein) contained in this Agreement, the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments thereto or supplements which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto, any fact (except facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein), whether material or not, regarding the Corporation, its Subsidiary or the Manager (with respect to any obligations of the Manager arising from the Management Services Agreement) and each of the Corporation's and the Subsidiary's business and affairs that is necessary to make any statement therein not misleading (in the case of the Preliminary Prospectus and Final Prospectus) in light of the circumstances in which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein) in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Shares in any of the Qualifying Jurisdictions;

(iv) the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any breach by the Corporation of their respective representations, warranties, covenants or obligations to be complied with under this Agreement.

In no event shall this indemnity enure to the benefit of an Underwriter, if (i) such indemnity is a result of or arises out of the recklessness or willful misconduct, gross negligence, dishonesty or fraudulent acts of such Underwriter; or (ii) a copy of the Final Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to a person asserting any such losses, claims, damages or liabilities, if required by law so to have been delivered by such Underwriter to such person, at or prior to the written confirmation of the sale of the Shares to such person, and if the Final Prospectus (as so amended or supplemented) delivered to such Underwriter a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Notification of Claims**

If any matter or thing contemplated by subparagraph 12(a) (any such matter or thing being referred to as a "**Claim**") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "**Indemnified Party**") will notify the Corporation as soon as practically possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure). Subject to subparagraph 12(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgement unless such settlement, compromise or judgement (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Indemnified Parties who are party to this Agreement shall obtain and hold the rights and benefits of this paragraph in Corporation for and on behalf of such Indemnified Party.

(d) **Retaining Counsel**

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party, the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

13. Contribution

(a) **Contribution by the Corporation**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 12 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 12, the Corporation (the "**Indemnifier**") and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so

paid or payable) by the Corporation as a result of such losses, claims, damages, expenses, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Shares; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses) received (directly or indirectly) by the Corporation from the issue and sale of the Shares bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the English language version of the Final Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 13 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above. A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that the claims, expenses, liabilities and losses were caused by that activity, be entitled to claim contributions therefor from any person who is not engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b) **Right of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 13(a), and

(ii) the amount of the fee actually received by the Underwriters from the Corporation under this Agreement.

(d) **Notice of Claim for Contribution**

Notification to the Corporation of a Claim pursuant to subparagraph 12(b) shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e) **Right of Contribution in Favour of Others**

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 12 and 13 hereof, each Underwriter is contracting on its behalf and as agent for its affiliates and for its and its affiliates' directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard each Underwriter shall act as trustee for the Beneficiaries of the Corporation's covenants under paragraphs 12 and 13 hereof with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

14. Severability

If any provision of paragraph 12 or 13 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

15. Expenses

All expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Corporation including, without limitation, fees and expenses payable in connection with the qualification of the Shares, the reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax, all fees and disbursements of counsel to the Corporation, Manager, local counsel and U.S. counsel, all fees and expenses of the Corporation's auditors, fees and expenses relating to the marketing of the Shares (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Underwriters (including Underwriters' travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, Final Prospectus, Prospectus Amendments and certificates representing the Shares. All amounts to be paid by the Corporation under this paragraph 15 shall be paid forthwith upon receiving an invoice therefor.

16. Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Corporation and the several Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or

prejudiced by any investigation made by or on behalf of the Underwriters or the Corporation, or any officer, director or controlling person of the Corporation in connection with the preparation of the Preliminary Prospectus or Final Prospectus or the distribution of the Shares for a period of two years from the date hereof.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

19. Currency

All references herein to dollar amounts, unless otherwise indicated, are to lawful money of Canada.

20. Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

21. Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed to:

(i) the **Corporation** or the **Manager** at:

595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Attention: E. Peter Farmer
Fax: (416) 979-5893

with a copy to:

Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, ON M5H 3C2

Attention: Norman F. Findlay
Fax: (416) 350-6944

(ii) the **Underwriters** at:

Sprott Securities Inc.
Royal Bank Plaza, South Tower
Suite 3450
Toronto, ON M5J 2J2

Attention: Peter Grosskopf
Fax: (416) 943-6496

Dundee Securities Corporation
20 Queen Street West
4th Floor
Toronto, ON M5H 3R3

Attention: David G. Anderson
Fax: (416) 350-3312

CIBC World Markets Inc.
161 Bay Street
BCE Place, 7th Floor
Toronto, ON M5J 2S8

Attention: David A. Scott
Fax: (416) 594-8848

National Bank Financial Inc.
The Exchange Tower, Suite 3200
130 King Street West
Toronto, ON M5X 1J9

Attention: Bruno J. Kaiser
Fax: (416) 869-8013

Scotia Capital Inc.
40 King Street West
Scotia Plaza,
P.O. Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: J. Paul Rollinson
Fax: (416) 863-7117

TD Securities Inc.
66 Wellington Street West, 8th Floor
P.O. Box 1, TD Bank Tower
Toronto, ON M5K 1A2

Attention: Ewan Mason
Fax: (416) 983-3176

with a copy to:

Lang Michener LLP
BCE Place, Suite 2500
181 Bay Street
Toronto, ON M5J 2T7

Attention: Philippe Tardif
Fax: (416) 365-1719

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

22. Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by paragraph 11 or matters relating to indemnity and contribution contemplated by paragraphs 12 and 13, may be taken by Sprott on behalf of itself and the remaining Underwriters and the execution and delivery of this Agreement by the Corporation and the Underwriters shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Shares to, Sprott. Sprott agrees to consult with the other Underwriters with respect to all material matters.

23. Underwriters' Obligations

The obligation of the Underwriters to purchase the Shares at the Closing Time shall be several and not joint and several and shall be limited to the percentages of the aggregate number of Shares set out opposite the name of each of the Underwriters below:

Sprott Securities Inc.	-	40%
Dundee Securities Corporation	-	15%
CIBC World Markets Inc.	-	11.25%
National Bank Financial Inc.	-	11.25%
Scotia Capital Inc.	-	11.25%
TD Securities Inc.	-	11.25%

In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation and there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 12, 13 and 15. Nothing in this paragraph shall oblige the Corporation to sell to the Underwriters less than all of the Underwritten Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

24. Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

25. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement. This Agreement shall constitute the entire agreement with respect to the purchase of the Shares among the parties, and in the event of an inconsistency or conflict with the letter agreement between the Corporation and Sprott Securities Inc. dated November 17, 2005, the terms of this Agreement shall prevail.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this agreement where indicated below and returning same to us whereupon this agreement as so accepted shall constitute an Agreement among us.

Yours very truly,

SPROTT SECURITIES INC.

By: *"Peter Grosskopf"*
Authorized Signatory

DUNDEE SECURITIES CORPORATION

By: *"David A. Anderson"*
Authorized Signatory

CIBC WORLD MARKETS INC.

By: *"Richard G. McCreary"*
Authorized Signatory

NATIONAL BANK FINANCIAL INC.

By: *"Bruno J. Kaiser"*
Authorized Signatory

SCOTIA CAPITAL INC.

By: *"J. Paul Rollinson"*
Authorized Signatory

TD SECURITIES INC.

By: *"Ewan Mason"*
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written.

URANIUM PARTICIPATION CORPORATION

By: *"E. Peter Farmer"*
Authorized Signatory

DENISON MINES INC.

By: *"James R. Anderson"*
Authorized Signatory

SCHEDULE "A"

TERMS FOR OFFERING TO U.S. PURCHASERS

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "Accredited Investor" means an "accredited investor" as that term is defined in Rule 501 of Regulation D;

(b) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(c) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting Corporation certificates or depositary receipts by resident of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(d) "Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

(e) "General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(g) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(h) "Rule 144A" means Rule 144A adopted by SEC under the U.S. Securities Act;

(i) "SEC" means the United States Securities and Exchange Commission;

(j) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(l) “U.S. Dealer” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

(m) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(n) "U.S. Person" means a U.S. person as that term is defined in Regulation S; and

(o) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter and each U.S. Dealer acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration and U.S. Dealer requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Shares except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in paragraphs 2 through 13 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 13 below) (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States or U.S. Person, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of such purchaser reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its U.S. Dealer, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Shares in the United States or to, or for the account or benefit of, a U.S. Person shall be made only to Accredited Investors through the U.S. Dealer in compliance with all applicable U.S. broker-dealer requirements.

4. Offers and sales of Shares in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers or Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. Immediately prior to soliciting any offeree, the Underwriter, the U.S. Dealer, their affiliates and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree, and any person on behalf of whom such offeree is acquiring the Shares, is a Qualified Institutional Buyer or an Accredited Investor, and at the time of completion of each sale to any such offerees, the Underwriter, the U.S. Dealer, their affiliates, and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser purchasing Shares from the U.S. Dealer and any person on behalf of whom such purchaser is acquiring Shares is a Qualified Institutional Buyer and each purchaser designated by such Underwriter or the U.S. Dealer to purchase Shares from the Corporation, and any person on behalf of whom such purchaser is acquiring the Shares, is an Accredited Investor.

7. The Underwriter acting through its U.S. Dealer, may offer the Shares in the United States or to, or for the account or benefit of, a U.S. Person only to offerees with respect to which the Underwriter has a pre-existing relationship.

8. Prior to the completion of any sale of Shares in the United States, each U.S. purchaser thereof who is not a Qualified Institutional Buyer will be required to provide to the Underwriters, or to the U.S. Dealer selling the Shares, a letter in the form of Appendix I hereto and each U.S. Purchaser that is a Qualified Institutional Buyer will be asked to provide to the Underwriters, or to the U.S. Dealer selling the Shares, a letter in the form of Appendix I hereto and will be deemed to have provided the representations, warranties and covenants of the U.S. purchasers in the U.S. Placement Memorandum (as defined below).

9. Each offeree in the United States shall be provided, prior to time of purchase of any Shares, with a copy of the U.S. private placement offering memorandum (the "U.S. Placement Memorandum") attached to a copy of the Final Prospectus.

10. It will inform, and cause its U.S. Dealer to inform, all purchasers of the Shares in the United States or for the account or benefit of a U.S. Person that the Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A or Rule 506 of Regulation D, as the case may be.

11. At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Shares in the United States or who are purchasing for the account of or benefit of a U.S. Person.

12. At closing, each U.S. Dealer who sold any Shares together with its Canadian affiliate will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Shares in the United States or to, or for the account or benefit of, a U.S. Person.

13. Neither the Underwriters, their U.S. Affiliates, its respective affiliates or any person acting on their behalf (other than the Corporation, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Shares.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer and there is no Substantial U.S. Market Interest in any class of the Corporation's securities.

2. The Corporation is not, and as a result of the sale of the Shares contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3. For so long as the Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and if the Corporation is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation shall provide to holders of the Shares which have been sold in the United States in reliance upon Rule 144A, or to any prospective purchasers of the Shares designated by such holders, upon request of such holders or prospective holders, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Shares to effect resales under Rule 144A).

4. The Shares are not, and as of the Closing Time the Shares will not be, and no securities of the same class as the Shares will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

5. Except with respect to offers and sales to Qualified Institutional Buyers and Accredited Investors within the United States or who are U.S. Persons in reliance upon any exemption from registration under U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to any person in the United States or to, or for the account or benefit of, a U.S. Person; or (B) any sale of such securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person.

6. During the period in which the Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Shares, pursuant to this Agreement.

7. None of the Corporation, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Shares in the United States.

8. Except with respect to the offer and sale of the Shares offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be "integrated" with the Offering and that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act and Rule

506 of Regulation D or the exclusion from registration provided by Regulation S to be unavailable for offers and sales of the Shares.

9. During the period in which the Shares are offered for sale, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act.

10. The Corporation shall cause a Form D to be filed with the SEC within 15 days of the first sale of Shares to a person in the United States or to, or for the account or benefit of, a U.S. Person and shall make such other filings as shall be required by applicable state securities laws to secure exemption from registration under such securities laws for the sale of the Shares in such states.

11. Neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sales on Form D.

APPENDIX I TO SCHEDULE "A"

U.S. PURCHASER'S LETTER

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

and

[U.S. Broker-Dealer]

RE: Subscription for Shares of Uranium Participation Corporation

Ladies and Gentlemen,

In connection with its agreement to irrevocably purchase common shares (the "Shares") in the capital of Uranium Participation Corporation (the "Corporation"). The undersigned represents, warrants and covenants to you as follows:

1. It acknowledges that the Shares have not been, and will not be, registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") and therefore the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act and may be offered and sold only in transactions exempt from, or not subject to, the registration requirements of the 1933 Act and state securities or "Blue Sky" laws;

2. It is authorized to consummate the purchase of the Shares;

3. It is aware that the offer and sale of Shares to it is being made in reliance on a private placement exemption to "accredited investors" (as such term is defined in paragraph 4, below);

4. It is an accredited investor (as such term is defined in Rule 501(a) under the 1933 Act (an "Accredited Investor")) and is acquiring the Shares for its own account or for the account of an Accredited Investor as to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Shares in violation of United States federal or state securities laws. It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Shares and is able to bear the economic risks of such investment. You are (and, if the you are acting on behalf of a beneficial purchaser, such beneficial purchase, is) is an Accredited Investor as a result of satisfying the requirements of the paragraphs below to which you have affixed your initials (the line identified as "BP" is to be initialled by the you if the beneficial purchaser, if any, satisfies the requirements of the corresponding paragraph).

________ (BP) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as define in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are U.S. Accredited Investors;

________ (BP) Any private business development company as defined in Section 202(a)(22) of the Investments Advisers Act of 1940;

________ (BP) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership not formed for the specific purpose of acquiring the Purchased Securities, with total assets in excess of US$5,000,000;

________ (BP) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Purchased Securities, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

________ (BP) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Purchased Securities, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

________ (BP) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Purchased Securities, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

________ (BP) Any entity in which all of the equity owners are Accredited Investors;

5. It acknowledges that it has not purchased the Shares as a result of any "general solicitation or general advertising" as such term is defined in Regulation D under the 1933 Act, which includes advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

6. It has received a copy, for its information only, of the Canadian Prospectus, together with the U.S. Offering Memorandum relating to the offering in the United States and it has not based its investment decision to acquire the Shares on any representations or other information supplied by **[U.S. Broker-Dealer].**

7. It understands that if it decides to offer, sell or otherwise transfer any of the Shares such securities may be offered, sold or otherwise transferred only, (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, (iii) within the United States in accordance with the exemptions from registration under the 1933 Act provided by Rules 144 and 144A thereunder, if available, and in compliance with applicable state securities laws, or (iv) in a transaction that does not require registration under the 1933 Act;

8. It understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

   "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF URANIUM PARTICIPATION CORPORATION (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 OR RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE UNITED STATES STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND, IF REQUESTED BY THE CORPORATION, HAS THEREFORE FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.

   DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION AND, IF REQUESTED BY THE CORPORATION OR THE TRANSFER AGENT, AN OPINION OF

COUNSEL OF RECOGNIZED STANDING, EACH IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided, that if Shares are being sold under paragraph (7)(ii) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc. as registrar and transfer agent, as set forth in Annex A hereto (or as the Corporation may prescribe from time to time) and, if requested by the Corporation or its transfer agent, an opinion of counsel of recognized standing, in form and substance satisfactory to the transfer agent and the Corporation, to the effect that such sale of securities is being made in compliance with Rule 904; and provided, further, that, if any such securities are being sold pursuant to Rule 144, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

9. It acknowledges that **[U.S. Broker-Dealer]** is acting as agent for the Corporation and not for the Subscriber;

10. It acknowledges that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Shares in the United States;

11. It understands and agrees that the financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

12. The Corporation has provided it with the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and it has had access to such information concerning the Corporation as it has considered necessary or appropriate in connection with its investment decision to acquire the Shares;

13. It is acquiring the Shares for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares in violation of the United States securities laws;

14. It understands that the Corporation is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the 1933 Act;

15. It consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer set forth and described herein;

16. The address of the Subscriber at which it received and accepted the offer to purchase the Shares is the address listed on the signature page of this Subscription Agreement and the Subscriber has not been formed for the specific purpose of acquiring the Shares;

17. Upon acceptance, this Subscription Agreement will constitute a legal, valid and binding contract enforceable against the Subscriber in accordance with its terms and will not violate or conflict

with the terms of any restriction, agreement or undertaking made by it or to which it or its properties is or are subject, and the Subscriber is authorized and otherwise empowered to purchase and hold the Shares; and

18. In the case of a purchase by the Subscriber of Shares acting as trustee or as agent for a beneficiary or principal, whether disclosed or undisclosed, the Subscriber is duly authorized to execute and deliver this Subscription Agreement on behalf of such beneficiary or principal.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Shares. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Shares.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

A certified check or bank draft in the amount set forth on the next page accompanies this letter.

Execution by the Subscriber:

EXECUTED by the Subscriber this _______ day of _______________, 2005.

______________________________	______________________________
Number of Shares	Total Purchase Price (Number of Shares x CDN$•)
by: Authorized Signatory	______________________________ (Subscriber's Residential or Head Office Address)
______________________________ Name of the Subscriber *(please print)*	______________________________ (Telephone Number)
______________________________ Name and Official Capacity or Title of Authorized Signatory *(please print)*	______________________________ (Facsimile Number)

Registration Instructions (if other than in name of Subscriber):

____
Name and Address *(as it should appear on the certificates)*

____
Account reference, if applicable

____
Address of Intermediary

____

Certificate Delivery Instructions (if other than the address above):

____
Address

____
Account reference, if applicable

____
Contact Name

( ) ______________________________
Telephone Number

ANNEX A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Investor Services Inc., Toronto, Ontario
as registrar and transfer agent for the Shares of Uranium Participation Corporation

The undersigned (a) acknowledges that the sale of the securities of Uranium Participation Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ____________________

[Seller]
By: ______________________________
Name:
Title:

APPENDIX II TO SCHEDULE "A"
UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of shares (the "Shares") of Uranium Participation Corporation (the "Corporation") pursuant to the Underwriting Agreement dated •, 2005, among the Corporation, Denison Mines Inc. and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

(i) each U.S. affiliate of the undersigned Underwriter (a "U.S. Affiliate") who offered or sold Shares in the United States, or to, or for the account or benefit of, a U.S. Person, is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii) all offers and sales of Shares in the United States, or to, or for the account or benefit of, a U.S. Person, have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) each offeree was provided with a copy of the U.S. Placement Memorandum, including the Final Prospectus relating to the offering of the Shares and a confidential U.S. covering memorandum for the offering of the Shares in the United States, or to, or for the account or benefit of, a U.S. Person;

(iv) immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a "qualified institutional buyer" as defined in Rule 144A (a "QIB") under the Securities Act of 1933, as amended (the "U.S. Securities Act") or an "accredited investor" as defined in Rule 501 of Regulation D (an "Accredited Investor") under the U.S. Securities Act. and, on the date hereof, we continue to believe that each person in the United States or U.S. person purchasing Shares from us is a QIB or an Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States or to U.S. persons;

(vi) the offering of the Shares in the United States, or to, or for the account or benefit of, a U.S. Person, has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(vii) prior to any sale of Shares in the United States, or to, or for the account or benefit of, a U.S. Person, we caused each U.S. purchaser that is an Accredited Investor that is an Accredited Investor to execute a U.S. Purchaser's Letter in the form of Appendix I to Schedule "A" to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of __________, 2005.

[CANADIAN UNDERWRITER]		**[U.S. AFFILIATE OF CANADIAN UNDERWRITER]**	
By:	______________________	By:	______________________
Name:	______________________	Name:	______________________
Title:	______________________	Title:	______________________



Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8 | CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts or notices of acceptance of filing of the regulators in each of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia have been issued for an Amended and Restated Preliminary Prospectus of the above Issuer dated November 17th, 2005.

DATED at Toronto this 18th day of November, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 856557

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-3933

NUMÉRO DE PROJET SÉDAR: 856557

VISA DE PROSPECTUS PROVISOIRE

(Régime d'examen concerté)

Uranium Participation Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire du 16 novembre 2005.

L'Autorité des marchés financiers,

Le 16 novembre 2005	*(s) Benoit Dionne*
Date du visa	Benoit Dionne Chef du Service du financement des sociétés

/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, Nova Scotia and New Brunswick, but has not yet become final for the purpose of the sale of the securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Accordingly, the securities will only be offered or sold within the United States to a limited number of Qualified Institutional Buyers pursuant to Rule 144A and "accredited investors" pursuant to Regulation D under the U.S. Securities Act and thereafter may only be reoffered or resold in the United States or to a U.S. person pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

<u>New Issue</u>

November 16, 2005



Uranium Participation Corporation

$●

● Common Shares

This prospectus qualifies the distribution (the "Offering") of ● common shares ("Common Shares") in the capital of Uranium Participation Corporation ("Uranium Participation Corp.") to be issued and sold at a price of $● per Common Share (the "Offering Price") pursuant to an underwriting agreement (the "Underwriting Agreement") dated ●, 2005 between Uranium Participation Corp. and Sprott Securities Inc., and such other underwriters that become parties to the Underwriting Agreement (collectively, the "Underwriters"). The Offering Price was determined by negotiation between Uranium Participation Corp. and the Underwriters.

Uranium Participation Corp. is a corporation established under the *Business Corporations Act* (Ontario) ("OBCA") on March 15, 2005. Uranium Participation Corp. has been created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8"). Uranium Participation Corp. will use at least 85% of the gross proceeds of the Offering to acquire U_3O_8. See "Use of Proceeds".

An investment in the Common Shares is subject to a number of risks that should be considered by a prospective purchaser. Uranium Participation Corp. is not a mutual fund and an investment in Common Shares is not redeemable. The primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings. Uranium Participation Corp. does not anticipate paying regular distributions to shareholders. See "Risk Factors".

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". The closing price on the TSX of the Common Shares on November 15, 2005 was $6.26.

Uranium Participation Corp. may purchase U_3O_8 from the Manager (defined below), provided that unanimous approval of the independent directors of Uranium Participation Corp. is obtained for any purchases over $1,000,000. See "Business of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

PRICE $● PER COMMON SHARE

	Price to the Public	Underwriters' Fee	Net Proceeds to Uranium Participation Corp. [1]
Per Common Share	$●	$●	$●
Total Offering [2] [3]	$●	$●	$●

Notes:

(1) Before deducting expenses of the Offering, estimated at $450,000 which, together with the Underwriters' fee, will be paid by Uranium Participation Corp. out of the proceeds of the Offering.

(2) Uranium Participation Corp. has granted to the Underwriters an option (the "Option"), exercisable up to 48 hours prior to closing of the Offering, to purchase up to an additional aggregate amount of $● of Common Shares, on the same terms as set forth above. If the Option is exercised in full, the "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Uranium Participation Corp." will be $●, $● and $●, respectively. This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares issuable on the exercise of the Option.

(3) Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Underwriters, exercisable within 30 days from the closing of the Offering, to purchase a maximum of 10% (excluding Common Shares, if any, purchased on exercise of the Option) of the aggregate number of Common Shares sold at closing of the Offering, on the same terms as set forth above. If the Over-Allotment Option is exercised in full, the "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Uranium Participation Corp." will be $●, $● and $●, respectively. This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares issuable on the exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Uranium Participation Corp. and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP, and on behalf of the Underwriters by Lang Michener LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares will be available for delivery on or about the date of the closing, which is expected to occur on or about ●, 2005, or such other date as Uranium Participation Corp. and the Underwriters may agree, but in any event no later than ●, 2005 (the "Closing").

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel for Uranium Participation Corp., and Lang Michener LLP, counsel for the Underwriters, provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, the Common Shares will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are "forward-looking statements" which reflect the Manager's expectations regarding Uranium Participation Corp.'s future growth, supply and demand for U_3O_8, any appreciation in the value of U_3O_8, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Some of these risks, uncertainties and other factors are described in this prospectus under the heading "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what Uranium Participation Corp. and the Manager believe to be reasonable assumptions, neither Uranium Participation Corp. nor the Manager can assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and neither Uranium Participation Corp. nor the Manager assume any obligation to update or revise them to reflect new events or circumstances.

EXCHANGE RATE INFORMATION

The following table sets out: (a) the rate of exchange for one US dollar in Canadian dollars in effect at the end of such period; (b) the high and low rate of exchange during this period; and (c) the average rate of exchange for the period, based on the noon buying rates of exchange published by the Bank of Canada:

	High	Low	Average[1]	End of Period
March 15, 2005 to September 30, 2005	C$1.2704	C$1.1611	C$1.2216	C$1.1611

Note:
1. The average of the daily noon buying rates on the last business day of each month during the period

On November 15, 2005, the noon buying rate for one US dollar in Canadian dollars published by the Bank of Canada was $1.00 = C$1.1940.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial statements contained elsewhere in this prospectus. Certain terms used in this summary are defined elsewhere in this prospectus. See also "Glossary" for relevant definitions of certain uranium industry terms.

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" are to Canadian dollars and references to "US$" are to American dollars. Unless noted otherwise, all amounts also assume that the Underwriters have not exercised the Option or the Over-Allotment Option.

URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established pursuant to the *Business Corporations Act* (Ontario) on March 15, 2005 to invest in, hold and sell U_3O_8. The principal and registered head office of Uranium Participation Corp. is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

PURPOSE OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in uranium oxide in concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings of U_3O_8. The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8. The U_3O_8 owned by Uranium Participation Corp. and acquired in future is and will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. Investors in Uranium Participation Corp. have the ability to effectively invest in U_3O_8 in a manner that does not directly include the risks associated with ownership of companies that explore for, mine and process uranium.

Uranium Participation Corp. owns, as at the date hereof, 2,550,000 pounds of U_3O_8. The NAV (as defined in "Management of Uranium Participation Corp.-Management Services Agreement") was $4.86 at September 30, 2005 and was $5.11 at October 31, 2005.

THE OFFERING

Offering: Common Shares of Uranium Participation Corp.

Amount $● (● Common Shares)

Price: $● per Common Share.

Use of Proceeds: The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the expenses of the Offering, will be $● without giving effect to the exercise of the Option or Over-Allotment Option. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8. The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt. See "Use of Proceeds".

Option: Uranium Participation Corp. has granted to the Underwriters an Option, exercisable for a period of 48 hours prior to the Closing, to purchase an additional aggregate amount of $● of Common Shares at the Offering Price. If the Option is exercised, at least 85% of the gross proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".

Over Allotment Option

Uranium Participation Corp. has granted to the Underwriters an Over-Allotment Option, exercisable for a period of 30 days from the Closing, to purchase a maximum of 10% (excluding Common Shares, if any, purchased on exercise of the Option) of the aggregate number of Common Shares sold at Closing, at the Offering Price. If the Over-Allotment Option is exercised, at least 85% of the gross proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".

Manager:

Uranium Participation Corp. and Denison Mines Inc. (the "Manager") entered into a management services agreement (the "Management Services Agreement") dated as of March 30, 2005. The Management Services Agreement has an initial term of five years and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation Corp. has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. Pursuant to the Management Services Agreement, the Manager is required to manage Uranium Participation Corp.'s activities in an efficient, timely and professional manner in accordance with reasonable and prudent business practices and will be paid by Uranium Participation Corp. an amount based on the net asset value of Uranium Participation Corp., subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8. See "Management of Uranium Participation Corp. – Management Services Agreement".

Uranium Participation Corp. may purchase U_3O_8 from the Manager, provided that unanimous approval of the independent directors of Uranium Participation Corp. is obtained for any purchases over $1,000,000. See "Purpose of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

Risk Factors:

An investment in the Common Shares involves a number of risk factors. The price of the Common Shares will be affected by the potential volatility of uranium prices, which are influenced by economic and political considerations. Additional risks associated with an investment in the Common Shares include: (i) uranium price volatility; (ii) no public market for U_3O_8; (iii) foreign exchange rates; (iv) risks associated with Converters (as defined below); (v) lack of operational liquidity; (vi) competition from other energy sources and public acceptance of nuclear energy; (vii) nuclear accident; (viii) lack of investment liquidity; (ix) NAV not necessarily being representative of the realizable value of the U_3O_8 portfolio. (x) market price of the Common Shares; (xi) reliance on the Board of Directors and the Manager; (xii) resignation by the Manager; (xiii) conflict of interest and (xiv) regulatory changes. See "Risk Factors".

Summary of Expenses:

In addition to the Underwriters' Fee of $●, the expenses of the Offering are estimated to be approximately $300,000. The estimated annual expenses payable by Uranium Participation Corp. are anticipated to be approximately $1.9 million in the aggregate, and include: (i) storage and holding of U_3O_8 - $550,000; (ii) insurance - $150,000; (iii) capital taxes - $145,000; (iv) shareholder communication and listing fees - $250,000; (v) the Manager's fee - $580,000 (after giving effect to the completion of the Offering and assuming the exercise of the Option and the Over-Allotment Option); and (vi) other/administrative expenses - $225,000. These annual expenses are subject to change resulting from changes in the net asset value of Uranium Participation Corp., which would increase the fees payable to the Manager. See "Management of Uranium Participation Corp. – Management Services Agreement".

Summary of Investment Portfolio

Uranium Participation Corp.'s investment portfolio, as at September 30, 2005, consists of the following:

(in thousands of dollars, except pound amounts)	Pounds	Cost	Market
Investment in U_3O_8	2,550,000	$89,382	$92,525
Per pound values:			
- In Canadian dollars		$35.05	$36.28
- In United States dollars		$28.78	$31.25

Uranium Participation Corp. also has cash and cash equivalents of $3,383,000 at September 30, 2005.

URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. is administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). See "Management of Uranium Participation Corp." and "Description of Uranium Participation Corp." Uranium Participation Alberta Corp. is a wholly-owned subsidiary of Uranium Participation Corp., established pursuant to a certificate of incorporation dated May 4, 2005, under the *Business Corporations Act* (Alberta) (the "Subsidiary"). The Subsidiary directly invests in, and holds, U_3O_8. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Participation Corp." include the Subsidiary.

The principal and registered head office of Uranium Participation Corp. is located at 595 Bay St., Suite 402, Toronto, Ontario, M5G 2C2.

BUSINESS OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in U_3O_8, with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. An investment in the Common Shares provides an investment alternative for investors interested in investing directly in U_3O_8. The Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in U_3O_8 in a manner that does not directly include risks associated with investments in companies that explore for, mine and process uranium.

All U_3O_8 owned by Uranium Participation Corp. is stored by a small number of licensed operators (the "Converter" or collectively, the "Converters") at licensed uranium conversion facilities in Canada, France, the United Kingdom and/or the United States. The Manager, on behalf of Uranium Participation Corp., negotiates storage arrangements with the Converters. The Manager is required to ensure that Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. See "Management of Uranium Participation Corp. – Management Services Agreement". Neither Uranium Participation Corp. nor the Manager has the right to remove, or request the removal of the U_3O_8 held in storage on behalf of Uranium Participation Corp. and no part of such U_3O_8 may be transferred by the Converters unless a certified resolution of the Board of Directors is delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings, the expenses of Uranium Participation Corp. are required to be satisfied by cash on hand that is not otherwise invested in U_3O_8. Cash on hand at September 30, 2005 is expected to be sufficient to satisfy expenses of Uranium Participation Corp. for approximately 24 months. Annual expenses, including capital taxes, are estimated to be approximately $1.9 million. For a detailed description of such expenses please see "Management of Uranium Participation Corp. – Management Services Agreement". Uranium Participation Corp. is a taxable Canadian corporation and is subject to federal and provincial taxes, in addition to capital taxes.

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors has established the following investment policies which are included in the By-laws of Uranium Participation Corp.:

1. At least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) must be invested in, or held for future purchases of, U_3O_8, and may only be amended by a resolution of the common shareholders of Uranium Participation Corp. (the "Common Shareholders").

2. Uranium Participation Corp. may not enter into any borrowing arrangements to borrow monies except in strictly limited circumstances to facilitate U_3O_8 purchase payments. Under such circumstances, Uranium Participation Corp. may enter into arrangements to borrow monies for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

3. All purchases and sales of U_3O_8 shall be made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell the U_3O_8 at the best prices available to it over a prudent period of time.

4. In the event that the Manager determines that it would be beneficial to purchase, or sell, U_3O_8 from, or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the unanimous approval of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

5. In the event that the Manager elects to purchase U_3O_8 under long term contracts with a uranium supplier, Uranium Participation Corp. shall have funds set aside to satisfy the purchase price.

6. In the event that the Manager elects to sell U_3O_8 under long term contracts with a uranium customer, Uranium Participation Corp. shall have U_3O_8 set aside to satisfy the delivery commitments.

Operations

Following the completion by Uranium Participation Corp. of an initial public offering ("IPO") in May 2005, which raised gross proceeds of $100,000,000, the Manager purchased a total of 2,550,000 pounds of U_3O_8 in a number of transactions with various suppliers, at an average price of US$28.35, before purchase commissions. All of this U_3O_8 was delivered prior to the end of August 2005. Approximately 89% of the gross proceeds from the IPO are now invested in U_3O_8.

Prior to the delivery of such U_3O_8, the Manager entered into storage agreements with three Converters in Canada, France and the United States, respectively. All U_3O_8 purchased was book transferred and stored at these Converters pursuant to such storage agreements.

All purchases of U_3O_8 are made in US dollars, and the storage costs from the Converters are paid in US dollars or Euros, as applicable. As a consequence, the activities and the financial results of Uranium Participation Corp. are directly affected by changes in the relative exchange rates with the Canadian dollar. Spot prices for U_3O_8 have increased from US$29.00 per pound at the time of completion of the IPO to US$33.25 at October 31, 2005. During the same period, the US dollar exchange rate fell from 1.2372 to 1.1801 at October 31, 2005, partly offsetting the increased value of the U_3O_8 when converted to Canadian dollars.

URANIUM MARKET

Overview

Uranium Uses

The most common commercial use for U_3O_8 is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960's and 1970's. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, the former Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at the location of the Converters, where U_3O_8 is converted to uranium hexafloride ("UF_6"). Above 56 degrees Celsius, UF_6 is a gas and is a suitable form to be enriched to produce fuel for the majority of types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

Demand

The demand for U_3O_8 is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association (the "WNA") reported that worldwide uranium fuel consumption attributed to fuel reactors in 2004 was 173 million pounds. The 2003 Red Book (Uranium 2003: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 200 and 220 million pounds of U_3O_8 by 2020 representing an annual growth rate of between 1.0% and 1.5%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 (the "IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue their current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole. As a

consequence, the energy demand accompanying Asian economic growth is expected to double over the next two decades, accounting for 40% of the total increase in projected world energy consumption over that period.

According to the WNA, as of September 2005, there were a total of 411 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 368,246 megawatts of electricity requiring 177.7 million pounds of U_3O_8 per year. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 23 commercial nuclear power plants (representing 18,516 megawatts of electricity) are under construction and many more are planned or proposed. New construction is presently centered in Asia, principally in China, South Korea and India. While it is unclear whether nuclear power will grow as a percentage of future global power production, industry sources believe that there will be rapid growth in Asia.

The demand for uranium may be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants. According to the WNA, from 1970 to 1990, there was a 25% reduction in uranium demand per kilowatt hour output in Europe due to such improvements in efficiency.

Supply

Uranium is supplied from primary production (the mining of uranium ores), and secondary sources such as the drawdown of excess inventories and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that approximately 59% of annual uranium consumption was sourced from primary production in 2004.

Primary Production

The uranium production industry is characterized by a small number of companies operating in relatively few countries. The WNA reports that in 2004, mine supply was approximately 105 million pounds of U_3O_8. In 2004, approximately 82% of the estimated world production was provided by eight producers: Cameco Corporation, COGEMA, part of the Areva Group ("COGEMA"), Energy Resources of Australia Ltd., Rossing Uranium Limited and WMC Resources Ltd. (now BHP Billiton) in the western world, and Kazatomprom in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. WNA data shows that the four largest companies produced over 53% of the world's primary production of uranium supply in 2004 as represented in the following table:

Entity		**Production of World's Uranium Supply**
Cameco Corporation	-	20.0%
COGEMA	-	13.2%
Energy Resources of Australia Ltd.	-	10.8%
WMC Resources Ltd. (now BHP Billiton)	-	9.2%

Approximately 87% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Niger, Namibia, Russia and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 30.2 million pounds U_3O_8 in 2004, which represented nearly 29% of world production.

The 2003 Red Book estimated that the world's present measured resources of uranium that are tributary to existing and committed production centres, and that are recoverable at less than US$15.38 per pound of U_3O_8, total 4.8 billion pounds. These resources are sufficient to meet projected uranium requirements through 2020, however, although

sufficient reserves exist, the associated uranium production centres do not yet have, nor are projected to have, sufficient capacity to produce more than 52% to 58% of annual demand over the same period.

A critical consideration in evaluating the potential for new supply is the lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining. As a result material increases in new, currently unplanned, mine production are not anticipated by the Manager over the next decade.

Secondary Sources

The secondary market has been a significant source of uranium supply over the past decade. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 11% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament

The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium "), suitable for use in nuclear power plants. Disarmament Uranium scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U_3O_8.

In March, 1999, Cameco Corporation, COGEMA and RWE NUKEM, Inc. (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex"), had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to three years after signing and continue for several years thereafter.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published price opinions based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot price opinions as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. The Manager estimates that the spot market volume in 2004 was about 20 million pounds, generally consistent with the volume over the last eight or nine years, and represented about 12% of demand.

The spot price for U_3O_8 has steadily increased from its low of US$7.10 per pound at the end of 2000 to the price of US$33.25 per pound at October 31, 2005, an increase of 368%. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for 2002, 2003 and 2004: US$0.60, US$4.30 and US$6.20 per pound respectively and has further increased by US$12.55 in the first ten months of 2005. As at November 15, 2005, the spot price was US$33.95 per pound.

Supply Deficit

Each year since 1989, the consumption of uranium has exceeded primary production by a substantial margin. In the current year, the Manager estimates that this supply shortage will be approximately 70 million pounds. To date, this large supply gap has been accommodated by sales from existing inventories, former stockpiles stored in Russia and recycling programs. Uranium held in inventories is being drawn down by 30-35 million pounds per year, and the Manager believes global excess inventories are less than 100 million pounds.

The following chart shows the relation between world uranium production and requirements, respectively, for the periods indicated:


Production
Requirements
Million pounds U3O8
200
180
160
140
120
100
80
60
40
20
0
47
50
53
56
59
62
65
68
71
74
77
80
83
86
89
92
95
98
01
04

Source: *Fueling the Future*, Jeff Combs: 2004 World Nuclear Association Annual Symposium

The Manager believes that the uranium market will face a growing supply deficit until new mine production can be implemented. The Manager believes that recent decreases in inventory levels, the recognition by Russia of its own internal need for uranium supply resulting in Russia becoming a net importer and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long term fundamentals of the uranium market are positive.

GOVERNMENT REGULATION

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")

The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

Canadian Nuclear Safety and Control Act

In Canada, control of the use and export of uranium was formerly governed by the *Atomic Energy Control Act* (the "AECA"), a federal statute. The AECA was administered by the Atomic Energy Control Board (the "AECB"). On March 20, 1997, the *Nuclear Safety and Control Act* (the "NSCA") received royal assent. In the following years, related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the NSCA and its associated regulations came into force replacing the AECA. The NSCA is the product of a recent update of regulatory requirements by the federal government in relation to the effective regulation of nuclear energy in Canada and the jurisdiction of the CNSC (notably expanding its role in environmental regulation). The CNSC has replaced the AECB.

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to

assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Converters, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Uranium Export Regulation

The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licenses and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation

Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the *Atomic Energy Act of 1954*, as amended, *title II of the Energy Reorganization Act of 1974, and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978*. Its primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40. The regulations governing the export and import of uranium from the U.S. and the movement of nuclear materials within the U.S. are at 10 CFR Part 110.

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a license application is governed by the *National Environmental Policy Act* ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of

nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

MANAGEMENT OF URANIUM PARTICIPATION CORP.

Board of Directors and Officers

The following table sets out, for each of the members of the Board of Directors and officers, respectively, of Uranium Participation Corp., the person's name, municipality of residence, position with Uranium Participation Corp. and principal occupation. Each director will hold office until the next annual meeting of Common Shareholders of Uranium Participation Corp., subject to his earlier resignation or removal.

Name and Municipality of Residence	Position with Uranium Participation Corp.	Principal Occupation
Paul J. Bennett (1,2,3) Calgary, Alberta	Director	President and Chief Executive Officer of Energus Resources Ltd.
Jeff Kennedy (2) Toronto, Ontario	Director	Chief Financial Officer of Sprott and its wholly-owned subsidiary, Sprott Securities (U.S.A.) Limited
Garth MacRae (1,2,3) Toronto, Ontario	Director	Independent Financial Consultant
Richard H. McCoy (1,2,3) Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
E. Peter Farmer Toronto, Ontario	President	President, Chief Executive Officer and Director of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Marketing and Special Projects of the Manager
Sheila Colman Toronto, Ontario	Corporate Secretary	General Counsel and Corporate Secretary of the Manager

Notes:
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) The Board has determined that this individual is "independent" for the purpose of reviewing potential Related Purchases. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Plan of Distribution".

As of the date of this prospectus, the directors and officers of Uranium Participation Corp. beneficially owned, directly or indirectly, 43,000 Common Shares representing less than 1% of the issued and outstanding Common Shares as set out in the table below:

Director/Officer	Common Shares
James R. Anderson	10,000
Paul J. Bennett	1,000
E. Peter Farmer	20,000
Richard H. McCoy	2,000
Garth MacRae	10,000

Upon completion of the Offering, (assuming that the Over-Allotment Option is not exercised) these directors and officers, as a group, will own or exercise control of ●% of the then issued and outstanding Common Shares.

Except as noted under "Officers of the Manager", each of the foregoing officers, and except as noted below, each of the foregoing directors, has held the same principal occupation for the previous five years.

Please see "Officers of the Manager" for a brief biographical description of the principal officers of Uranium Participation Corp.

The following is a brief biographical description of the directors:

Paul J. Bennett

Mr. Bennett became a director in June 2005. Mr. Bennett is currently the President and Chief Executive Officer of Energus Resources Ltd. He also serves as Vice President, Exploration and sits on the Advisory Board for Premium Petroleum Inc. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

Jeff Kennedy

Mr. Kennedy became a director in March 2005. Mr. Kennedy is currently the Chief Financial Officer and a director of Sprott. Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada (the "Subcommittee") from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Garth MacRae

Mr. MacRae became a director in April 2005 and is Chair of the Audit Committee. Mr. MacRae is a Chartered Accountant and has served as a director of Dundee Corporation since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has also served as a director of Dundee Wealth Management Inc. since its inception in November 1998. Mr. MacRae currently serves as a director of Breakwater Resources Ltd. Mr. MacRae has over 15 years of public accounting experience and has held executive positions

with Hudson Bay Mining and Smelting Co. Ltd., Brinco Limited and Denison Mines Limited. Mr. MacRae is a member of several public company boards and audit committees.

Richard H. McCoy

Mr. McCoy became a director in March 2005 and is Chairman of the Board. Mr. McCoy has been in the investment business for over 35 years. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy has also served as a director of Aberdeen Asia-Pacific Income Investment Co., Aberdeen G7 Trust, ID Biomedical Corporation, MDS Inc., Rothmans Inc. and Public Storage Canadian Properties. Mr. McCoy holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

Audit, Corporate Governance and Nominating Committees

The Board of Directors has established an Audit Committee comprised of three directors. This committee is responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. All three of the directors are independent for the purposes of the Audit Committee in accordance with Canadian securities regulatory authorities.

The Corporate Governance and Nominating Committee, which is comprised of all four directors, is responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors, the contribution of individual directors and the remuneration paid to the directors.

Remuneration of Board of Directors

Currently three members of the Board of Directors are independent. Each of the independent members of the Board of Directors will be paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation will be $25,000 per year for each director plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. will also reimburse the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors will participate in the indemnification arrangements described under the Management Services Agreement.

Remuneration of Officers

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. shall be paid by the Manager for serving in such capacity and shall not receive any remuneration from Uranium Participation Corp. therefor.

Management Services Agreement

The primary responsibilities of the Manager under the Management Services Agreement are:

(i) use commercially reasonable efforts to arrange for, and complete, for and on behalf of Uranium Participation Corp., through industry-standard tenders, the purchase and sale of U_3O_8, at the best available prices available over a prudent period of time as may be requested by the Board of Directors from time to time;

(ii) provide to the Board of Directors delivery and payment particulars in respect of each purchase and sale of U_3O_8;

(iii) arrange with Converters for the storage of U_3O_8 which is owned by Uranium Participation Corp., including arrangements regarding indemnities or insurance in favour of Uranium Participation Corp. for the loss of such U_3O_8 in accordance with industry practices;

(iv) on a monthly basis, prepare a report on the net asset value of each common share of Uranium Participation Corp. (the "NAV"), which shall be determined by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash and any other assets held by Uranium Participation Corp., less any and all outstanding payables, indebtedness and any other liabilities of Uranium Participation Corp., divided by the total number of outstanding Common Shares. Such report will be made available to Uranium Participation Corp. and the Board of Directors. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the value of the NAV;

(v) prepare regulatory filing materials, reports to the Common Shareholders, and other reports to the Board of Directors as may be reasonably requested from time to time;

(vi) furnish office facilities, services and supplies and generally oversee with its staff and independent contractors, the management of Uranium Participation Corp.;

(vii) provide the services of two separate individuals as nominees each to serve separately, one as President and the other as Chief Financial Officer of Uranium Participation Corp. together with nominees for such other executive positions as may be required by Uranium Participation Corp. (the "Nominees"). Subject to final approval by the Manager, the Board of Directors shall decide on the appointment of the Nominees or other duly qualified individuals to serve as President, Chief Financial Officer and such other positions as required; and

(viii) generally manage the business and affairs of Uranium Participation Corp.

The Manager has agreed to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent practices and may delegate, with the approval of the Board of Directors and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party.

All purchases and sales of U_3O_8 are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board of Directors instructs the Manager to purchase or sell U_3O_8, the Manager may put out a tender for an offer to purchase U_3O_8 or an offer to sell U_3O_8, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of U_3O_8 include producers of uranium, traders and utilities that operate nuclear power facilities. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of U_3O_8. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender or an off-market transaction may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from which Uranium Participation Corp. would potentially purchase U_3O_8 or any seller to which Uranium Participation Corp. may sell U_3O_8.

As the Manager and its affiliates (including McClean Uranium Limited) are producers, sellers and at certain times, purchasers of U_3O_8, the Manager and Uranium Participation Corp. have agreed that all Related Purchases must be unanimously approved by the independent members of the Board of Directors.

From the commencement of operations in May 2005 to October 31, 2005, the Manager has purchased, for and on behalf of Uranium Participation Corp., 2,550,000 pounds of U_3O_8 in a number of separate transactions. The Manager was not the vendor in any of these transactions.

The Management Services Agreement has an initial term of five years (the "Initial Term"). After the Initial Term, the Management Services Agreement may be renewed on terms mutually acceptable to each party and may be terminated by either party upon the provision of 180 days prior written notice. The Management Services Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the Manager, and terminated upon the completion of any such proceeding by Uranium Participation Corp. Uranium Participation Corp. may terminate the Management Services Agreement at any time if the Manager breaches any of its material obligations thereunder and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

Uranium Participation Corp. acknowledges that the Manager shall not be responsible for any loss of opportunity whereby the value of any of the assets of Uranium Participation Corp. or the value of any particular U_3O_8, monetary or currency investment could have been increased, nor shall it be responsible for any decline in value of any of the assets of Uranium Participation Corp. unless such decline is the result of the Manager's gross negligence or wilful failure to comply with express directions given by resolution of either the Board of Directors or Common Shareholders of Uranium Participation Corp.

The Manager also arranged, at the expense of Uranium Participation Corp., for the engagement of Converters for the storage of Uranium Participation Corp.'s U_3O_8 assets and for Uranium Participation Corp.'s registrar and transfer agent. The Manager generally expects the Converters to indemnify Uranium Participation Corp. and its directors, officers and employees from and against all liabilities, claims and demands arising against Uranium Participation Corp. as a result of personal injury, death or property damage caused by the U_3O_8.

Uranium Participation Corp. is responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Manager as set out therein. Such costs and expenses to be borne by Uranium Participation Corp. will include, without limitation: (i) brokerage and trading commissions; (ii) transportation costs, insurance fees and commissions, security services costs, Converter's fees and other charges arising upon the holding, purchase or sale of U_3O_8 or other assets by Uranium Participation Corp.; (iii) legal and audit fees; (iv) corporate finance offering costs; (v) fees payable for listings, the maintenance of listings and filings or other requirements of stock exchanges on which any of the securities of Uranium Participation Corp. are listed or quoted; (vi) the cost of printing and mailing financial reports and material for Common Shareholders' meetings, valuations, reporting to Common Shareholders, securities regulatory filings and any other purposes required by law; (vii) fees payable to any registrar and transfer agent of the Common Shares or other securities of Uranium Participation Corp.; (viii) Uranium Participation Corp.'s directors' fees and expenses; (ix) the Manager's fees payable under the Management Services Agreement; and (x) all taxes (including income, capital and sales taxes).

The estimated annual expenses payable by Uranium Participation Corp., anticipated to be approximately $1.9 million in the aggregate, include: (i) storage and holding of U_3O_8 - $550,000; (ii) insurance - $150,000; (iii) capital taxes - $145,000; (iv) shareholder communication and listing fees - $225,000; (v) the Manager's fee – $580,000 (after giving effect to the completion of the Offering and assuming the exercise of the Option and the Over-Allotment Option); and (vi) other/administrative expenses - $225,000. These annual expenses are subject to change resulting from changes of the net asset value of Uranium Participation Corp., which would increase the fees payable to the Manager.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, Uranium Participation Corp. shall pay to the Manager a minimum yearly fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100 million and $200 million, plus a fee of 0.2% per annum based on Uranium Participation Corp.'s net asset value in excess of $200 million as well as a commission of 1.5% on the gross value of any purchases or sales of U_3O_8. Such fees shall be payable on or before the 10th day following the end of each such month (or earlier, in the case of commissions). For such purposes, "total assets" shall mean the total assets of Uranium Participation Corp. as at the valuation date, valued by multiplying the number of pounds of U_3O_8 held by

or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash, and any other assets held by Uranium Participation Corp. less any and all outstanding payables, indebtedness or any other liabilities of Uranium Participation Corp. The independent Board of Directors has the express authority to engage a third party for the purpose of conducting an independent valuation or audit of the assets of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the NAV.

Under the terms of the Management Services Agreement, the Manager shall incur no liability for any action except for its own gross negligence, willful misconduct or breach of the Management Services Agreement.

Pursuant to the terms of the Management Services Agreement, Uranium Participation Corp. and the Manager acknowledge that certain portions of the Management Services Agreement have been assigned to the Subsidiary.

Officers of the Manager

The name, municipality of residence, position held and principal occupation of each officer of the Manager are set out below:

Name and Municipality of Residence	Position with the Manager and Principal Occupation
E. Peter Farmer Toronto, Ontario	President, Chief Executive Officer and Director
James R. Anderson Mississauga, Ontario	Executive Vice President and Chief Financial Officer
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing and Special Projects
Sheila Colman Toronto, Ontario	General Counsel and Corporate Secretary

The following is a brief biographical description of the officers of the Manager:

E. Peter Farmer

Mr. Farmer is the President and Chief Executive Officer of the Manager. In addition, Mr. Farmer has served as a director of the Manager since September 2003. Mr. Farmer joined Denison Energy (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson

Mr. Anderson has been Executive Vice-President and Chief Financial Officer of the Manager since May 2004. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson is currently a Trustee of Countryside Power Income Fund and has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell

Mr. Campbell has been Vice President, Marketing and Special Projects for the Manager since March 2004. He held the position of Vice President, Marketing and Special Projects of Denison Energy from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman

Ms. Colman joined the Manager as General Counsel and Corporate Secretary in October 2004. Prior to joining the Manager, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Conflicts of Interest of the Manager

The Manager is responsible for the management of the business and affairs of Uranium Participation Corp. The Manager is a corporation involved in the exploration, production and marketing of uranium through its 22.5% interest in the McClean Lake joint venture in Northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets the McClean Lake uranium production. COGEMA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

(i) limitations on the ability of the Manager to purchase U_3O_8 from Related Parties (See "Business of Uranium Participation Corp.");

(ii) all board members are independent of the Manager (see "Management of Uranium Participation Corp.");

(iii) restrictions on the business to be carried on by Uranium Participation Corp. (see "Description of Uranium Participation Corp.").

USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the expenses of the Offering, will be $●, without giving effect to the exercise of the Option or the Over-Allotment Option. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8 including proceeds resulting from the exercise, if any, by the Underwriters of the Option and the Over-Allotment Option.

The Manager has arranged for the purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, of 850,000 pounds of U_3O_8 at an aggregate price of US$28,847,500, plus purchase commissions. Delivery of these volumes is expected to occur between December 2005 and April 2006. The Manager may enter into arrangements for the purchase of additional U_3O_8 prior to Closing.

The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt.

DESCRIPTION OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established on March 15, 2005 under the *Business Corporations Act* (Ontario). The following is a summary of the material attributes and characteristics of the Common Shares and certain provisions of the Articles and By-laws. This summary does not purport to be complete. Reference is made to the By-laws for a complete description of the Common Shares and the full text of its provisions.

Activities of Uranium Participation Corp.

Uranium Participation Corp. will be primarily involved in the purchase and sale of U_3O_8. All U_3O_8 acquired by Uranium Participation Corp. will, until sold, be stored at Converters' facilities in Canada, France, the United Kingdom and/or the U.S.

The By-laws of Uranium Participation Corp. provide that Uranium Participation Corp. shall, as its primary objective, invest in and hold at least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) in a direct ownership interest in physical U_3O_8 and hold the balance of its total assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of Uranium Participation Corp. The strategy of Uranium Participation Corp. does not include and will not include activities with regard to speculating in short-term changes in uranium prices. Notwithstanding the foregoing, when the Board of Directors believes that it is in the best interests of Uranium Participation Corp., Uranium Participation Corp. may subsequently sell some or all of its holdings in U_3O_8. See "Purpose of Uranium Participation Corp."

The By-laws of Uranium Participation Corp. provide that Uranium Participation Corp. may borrow on a short-term basis in limited circumstances to facilitate uranium purchase payments, provided that, under such circumstances, Uranium Participation Corp. may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets at any and all times.

Share Capital of Uranium Participation Corp.

The authorized capital of Uranium Participation Corp. consists of an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 20,000,075 Common Shares outstanding. The By-laws provide that the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Notice of Meetings. Holders of Common Shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) of Uranium Participation Corp., which must be invested in U_3O_8 as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any);

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the Common Shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the Common Shares; or

(v) consolidate or subdivide the Common Shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding at the market price or lowest tender price per Common Share, as the case may be.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of U_3O_8 and any other net assets of Uranium Participation Corp., subject to applicable laws.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated ●, 2005 among Uranium Participation Corp. and the Underwriters, Uranium Participation Corp. has agreed, subject to the terms and conditions set out in the Underwriting Agreement, to sell, and the Underwriters have agreed to purchase at Closing, ● Common Shares at a price of $● per Common Share, payable in cash to Uranium Participation Corp. against delivery of certificates representing such shares. The offer price per Common Share was established by negotiation between the Underwriters and Uranium Participation Corp. The Underwriters will receive a fee of $● per Common Share upon Closing and any reimbursement for out-of-pocket expenses incurred will be paid by Uranium Participation Corp. out of the cash proceeds of the Offering. See "Use of Proceeds".

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares that they have obliged themselves to purchase if any of such Common Shares are purchased under the Underwriting Agreement.

Uranium Participation Corp. has granted to the Underwriters the Option, exercisable up to 48 hours prior to Closing, to purchase up to an additional aggregate amount of $● of Common Shares at the Offering Price. If the Option is exercised in full, the Price to the Public, Underwriters' Fee and Net Proceeds to Uranium Participation Corp. (before expenses) will be $●, $● and $●, respectively. This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares issuable on the exercise of the Option.

Uranium Participation Corp. has granted the Over-Allotment Option to the Underwriters which is exercisable within 30 days from Closing, to purchase a maximum of 10% (excluding Common Shares, if any, purchased on exercise of the Option) of the aggregate number of Common Shares sold at Closing, at the Offering Price to cover over-allotments. If the Over-Allotment Option is exercised in full, the Price to the Public, Underwriters' Fee and Net Proceeds to Uranium Participation Corp. (before expenses) will be $●, $● and $●, respectively (assuming the exercise of the Over-Allotment Option in full). This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares issuable on the exercise of the Over-Allotment Option.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part. The right is reserved to close the subscription books at any time without notice. Closing will take place on or about ●, 2005 or such later date that is on or before ●, 2005 as may be agreed upon by Uranium Participation Corp. and the Underwriters.

Pursuant to rules of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the conditions that the bid or purchase not be engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under applicable by-laws and rules of the relevant self-regulatory authorities relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Such transactions, if commenced, may be discontinued at any time.

The Common Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the U.S. (as defined by

Regulation S under the U.S. Securities Act), and may not be offered or sold within the U.S., provided, that Common Shares may be offered and sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act. The Underwriters have agreed that they will not offer or sell any of the Common Shares offered hereby within the U.S., except pursuant to exemptions from the registration requirements under the U.S. Securities Act and only as permitted by the Underwriting Agreement. In addition, until 40 days after commencement of this Offering, an offer or sale of Uranium Participation Corp.'s Common Shares within the U.S. by any dealer (whether or not participating in the Offering) may violate the registration requirements under the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an appropriate exemption from the registration requirements under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares in the U.S.

Certificates representing any Common Shares which are sold in the U.S. will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

Uranium Participation Corp. previously granted to Sprott Securities Inc. ("Sprott"), one of the Underwriters in the IPO, a right of first refusal for the period ending May 10, 2007, to act as lead underwriter or agent for any debt or equity financing transactions, or as advisor for any transaction pursuant to which Uranium Participation Corp. would retain a third party in respect of financial services, provided that the compensation payable to Sprott in respect thereof shall be equivalent to the compensation payable to investment dealers in comparable transactions.

CAPITALIZATION OF URANIUM PARTICIPATION CORP.

The following table sets forth the capitalization of Uranium Participation Corp. as at September 30, 2005, both before and after giving effect to this Offering.

Designation	Authorized	As at September 30, 2005	As at September 30, 2005 After giving effect to the Offering[1]
Common Shares	Unlimited	$92,715,000 (20,000,075 Common Shares)	$● [2] (● Common Shares)
Warrants[3]	5,750,000	$3,600,000 (4,999,925 Warrants)	$3,600,000 (4,999,925 Warrants)
Total		$96,315,000	$●

Notes:

1. Without giving effect to the exercise, if any, of the Option.
2. After deducting the Underwriters' Fee and the expenses of the Offering.
3. Uranium Participation Corp. issued 5,000,000 warrants ("Warrants") in connection with its IPO. See note 5 of Uranium Participation Corp.'s audited financial statements included in this prospectus.

SELECTED FINANCIAL INFORMATION

The following tables show selected financial information of Uranium Participation Corp. The information is derived from, and, should be read in conjunction with, the historical financial statements of Uranium Participation Corp. and the notes thereto, and "Management's Discussion and Analysis", all included elsewhere in this prospectus.

Set out below for each month since the IPO, are the closing prices of the Common Shares on the TSX at month end and the NAV at month end.

	May'05	Jun'05	Jul'05	Aug'05	Sep'05	Oct'05
Common Share Trading Data[1]	$ 6.00	$ 5.60	$ 5.68	$ 6.60	$ 6.57	$ 6.04
NAV, end of period	$ 4.84	$ 4.80	$ 4.87	$ 4.84	$ 4.86	$ 5.11

Note:

(1) Closing share price on the Toronto Stock Exchange on the last trading day of the month.

Summary of Investment Portfolio

Uranium Participation Corp.'s investment portfolio, as at September 30, 2005, consists of the following:

(in thousands of Canadian dollars, except pound amounts)	Pounds	Cost	Market
Investment in U_3O_8	2,550,000	$ 89,382	$ 92,525
Per pound values:			
- In Canadian dollars		$ 35.05	$ 36.28
- In United States dollars		$ 28.78	$ 31.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis is a review of the financial condition and results of operations of Uranium Participation Corp. It should be read in conjunction with the financial statements of Uranium Participation Corp. and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements. See "Forward-Looking Statements".

Uranium Participation Corp. is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. is administered by the Board of Directors and by the Manager pursuant to the Management Services Agreement.

Investment Objectives and Strategy

Uranium Participation Corp. was incorporated on March 15, 2005. Uranium Participation Corp. is an investment holding entity created to invest at least 85% of its assets in U_3O_8 with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. Uranium Participation Corp provides an

investment alternative for investors interested in investing directly in U_3O_8. Uranium Participation Corp.'s Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices.

Investment Risk

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8.

Uranium Participation Corp. does not engage in any hedging activities involving its U_3O_8, and therefore the value of its Common Shares will depend upon, and typically fluctuate with, fluctuations in the price of U_3O_8.

Market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining. Market prices for U_3O_8 may also be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic factors will also effect market prices for U_3O_8 , such as expectations of future rates of inflation, the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies, interest rates, and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

Significant Accounting Policies

Please refer to note 2 to the audited financial statements for a description of the significant accounting policies followed by Uranium Participation Corp.

Results of Operations

On May 10, 2005, Uranium Participation Corp. completed an IPO for gross proceeds of $90,000,000. On May 19, 2005, Uranium Participation Corp. raised additional gross proceeds of $10,000,000 resulting from the exercise of an over-allotment option granted to the agents retained in connection with the IPO. In connection with the IPO, an aggregate of 20,000,000 units were issued, each such unit consisting of one Common Share and one-quarter of one warrant, (a "Warrant"). Each whole Warrant entitles the holder to purchase a Common Share at an exercise price of $6.25 until May 10, 2007. Net proceeds of the IPO, after issue costs, totaled $94,241,000.

As of the date hereof, Uranium Participation Corp. has purchased 2,550,000 pounds of U_3O_8 for an aggregate purchase price of $89,382,000, including commissions of $1,321,000 paid to the Manager. At September 30, 2005, the market value of the U_3O_8 purchased was $92,525,000, based on the Ux Consulting Company, LLC published spot price for U_3O_8 of US$31.25 and the month-end US/Canadian dollar exchange rate of $1.1611.

For the period ended September 30, 2005, the increase in net assets from operations totaled $984,000 or $0.05 per share on a basic and fully diluted basis. Revenue consisted of interest earned on invested cash of $499,000. Unrealized gains on the investment in U_3O_8 were $3,143,000 for the period. Expenses, after income tax provisions, totaled $2,658,000 including a $1,624,000 loss on foreign exchange.

With the exception of the impact of foreign exchange, Uranium Participation Corp.'s operating expenses were generally in line with the Manager's expectations. Foreign exchange has negatively impacted the net asset value of Uranium Participation Corp. in two ways: (i) it has increased Uranium Participation Corp.'s expenses by $1,624,000

during the period; and (ii) it negatively impacted the fair value of Uranium Participation Corp.'s U_3O_8 holdings on a Canadian dollar basis.

Uranium Participation Corp.'s foreign exchange expense of $1,624,000 (equivalent to a decrease in net asset value of $0.08 per share) resulted primarily from the decline in the value of the U.S. currency acquired for the purpose of making U_3O_8 purchases during the period. The IPO proceeds were converted to U.S. dollars at an average foreign exchange rate of $1.2404, compared to an average foreign exchange rate of $1.2179 realized from U_3O_8 purchase activities.

The U.S. foreign exchange rate has also negatively impacted the fair value of the funds U_3O_8 holdings. In spite of an increase of 8.6% in the value of U_3O_8 per pound on a U.S. dollar basis, foreign exchange has reduced such increase to 3.5% on a Canadian dollar basis. Since Uranium Participation Corp. commenced its U_3O_8 purchase activity from May 19, 2005 to the end of September 30, 2005, spot prices for U_3O_8 have risen from US$29.00 per pound to US$31.25 per pound. Uranium Participation Corp.'s average U.S. cost per pound, including capitalized commissions paid to the Manager, is US$28.78 per pound.

Recent Developments

The spot price for U_3O_8, at October 31, 2005, as published by Ux Consulting LLC, was US$33.25 per pound. At October 31, 2005, the NAV was $5.11.

The Manager has arranged for the purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, 850,000 pounds of U_3O_8 at an aggregate price of US$28,847,500, plus purchase commissions. Delivery of these volumes will occur between December 2005 and April 2006.

Related Party Transactions

The Manager is considered a related party to Uranium Participation Corp. Under the terms of the Management Services Agreement, Uranium Participation Corp. is required to pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100,000,000 and $200,000,000; and c) a fee of 0.2% per annum based upon Uranium Participation Corp.'s net asset value in excess of $200,000,000.

The following transactions were incurred with related parties during the period March 15, 2005 to September 30, 2005:

(in thousands of dollars)	
Fees incurred with the Manager:	
Management fees	$ 200
General office and miscellaneous	11
Commissions on purchase of U_3O_8	1,321
Total fees incurred with related parties	$1,532

At September 30, 2005, accounts payable and accrued liabilities includes $42,000 of amounts due to the Manager with respect to the fees indicated above.

Management Fees

See "Related Party Transactions" for a description of the material management fees payable by Uranium Participation Corp.

DIVIDEND POLICY

Other than the distribution discussed under the "Use of Proceeds" the Board of Directors has not established a policy of declaring cash dividends on the Common Shares. The declaration and payment of dividends are subject to the discretion of the Board of Directors and depend on, among other things, Uranium Participation Corp.'s financial condition, general business conditions and other factors that the Board of Directors may in the future consider to be relevant.

PRIOR SALES

Since the date of incorporation (March 15, 2005), Uranium Participation Corp. has issued (other than pursuant to the Offering) 20,000,000 units ("Units") at a price of $5.00 each, which were issued in May 2005 pursuant to the IPO. Each Unit was comprised of one Common Share and one-quarter Warrant.

STOCK EXCHANGE PRICE

The Common Shares are listed on the Toronto Stock Exchange ("TSX"). The following table sets out, for the periods indicated, the high and low sales price and the volume of trading of the Common Shares during the periods indicated. The Common Shares commenced trading on the TSX on May 10, 2005.

Month	High ($)	Low ($)	Volume
May 2005	6.25	4.85	6,479,287
June 2005	6.07	5.60	2,368,717
July 2005......................................	6.00	5.58	1,845,383
August 2005..................................	6.60	5.75	2,435,524
September 2005	7.27	6.57	2,430,921
October 2005	6.83	5.97	1,200,789
November 2005 (to Nov. 15).......	6.49	6.15	792,527

PRINCIPAL HOLDER OF SECURITIES

To the knowledge of the directors and senior officers of Uranium Participation Corp., the following persons or companies shall, at the date of the prospectus, beneficially own, directly or indirectly, or exercise control or direction over Common Shares representing more than 10% of the outstanding voting rights attached to the outstanding Common Shares:

Name	Designating Class	Type of Ownership	Number of Common Shares owned before the Offering	%
Wellington Management Company LLP	Common Shares	Indirect	2,845,000	13.9%

RISK FACTORS

An investment in the securities offered hereby involves a number of risks. In addition to the other information contained in this prospectus, prospective purchasers should give careful consideration to the following factors.

Risks Related to Uranium Participation Corp.'s Activities and the Industry

Uranium Price Volatility

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8, and are thus beyond Uranium Participation Corp.'s control.

Uranium Participation Corp. does not engage in any leasing, lending or hedging activities involving its U_3O_8, so the value of the Common Shares will depend upon, and typically fluctuate with, fluctuations in the price of its U_3O_8.

The market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining, and may be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies; interest rates; and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

The fluctuation of the prices of U_3O_8 is illustrated by the following table, which sets forth, for the periods indicated, the highs and lows of the spot price for non-Common Wealth of Independent States origin U_3O_8:

Spot U_3O_8 Prices [1]
(U.S.\$/lb/U_3O_8)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005[2]
Spot											
High	12.25	16.60	14.25	12.00	10.85	9.50	9.60	10.20	14.50	20.70	33.95
Low	9.70	12.90	10.30	8.75	9.60	7.10	7.25	9.70	10.10	15.50	21.00

Notes:
(1) Source: The Ux Consulting Company, LLC
(2) To November 15, 2005

The price of U_3O_8 is also tied directly to the worldwide electrical utility industry. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

No Public Market for U_3O_8

There is no public market for the sale of U_3O_8. Uranium Participation Corp., and the Manager on behalf of Uranium Participation Corp., may not be able to acquire U_3O_8, or once acquired, sell U_3O_8 for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of U_3O_8 is limited, with average spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing U_3O_8 in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Participation Corp.

Foreign Exchange Rates

Uranium Participation Corp. purchases U_3O_8 in U.S. currency. However, Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and the Common Shares trade, in Canadian currency. Fluctuation in the U.S. currency exchange rate relative to the Canadian currency since May 10, 2005 has negatively impacted the net asset value of the Common Shares. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of the Common Shares.

Risks Associated with Converters

The Manager is required to ensure that the Converter or Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All U_3O_8 will be stored by licensed Converters. As the number of duly licensed Converters is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with Converters may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. will be funded from cash on hand from the proceeds of the Offering not otherwise invested in U_3O_8. See "Purpose of Uranium Participation Corp." Once such cash available has been expended, Uranium Participation Corp. will be required to generate cash resources from the sale of U_3O_8, debt incurrence or the sale of additional equity securities. There is no guarantee that any debt or additional equity or equity related securities will be available on terms acceptable to Uranium Participation Corp. or that Uranium Participation Corp. will be able to sell U_3O_8 in a timely or profitable manner.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for U_3O_8. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear Accident

An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Risks Related to the Structure of Uranium Participation Corp. and this Offering

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares will not be redeemable. In addition, Uranium Participation Corp.'s liquidity will rely principally on sales by Uranium Participation Corp. of U_3O_8. Accordingly, Uranium Participation Corp. is unlikely to have resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its U_3O_8 holdings.

NAV

The NAV reported by Uranium Participation Corp. is based on the spot price of U_3O_8 published by Ux Consulting Company LLC. Accordingly, the NAV may not necessarily reflect the realizable value of the U_3O_8 portfolio owned by Uranium Participation Corp.

Market Price of Common Shares

The market price of the Common Shares is expected to be based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will trade above, at or below the NAV of Uranium Participation Corp.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the Common Shareholders. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp., the Manager and the Underwriters and their respective affiliates, directors and officers may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp., and the directors and officers of the Manager have undertaken to devote such reasonable time as is required to properly fulfil their responsibilities in respect to the business and affairs of Uranium Participation Corp., as they arise from time to time.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager have entered into the Management Services Agreement, pursuant to which the Manager administers the activities of Uranium Participation Corp. See "Management of Uranium Participation Corp. – Management Services Agreement".

During the period of March 15, 2005 to date, Uranium Participation Corp. has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement (thousands of dollars):

Management Fees	$200
Commissions on purchase of U_3O_8	1,321
General office and miscellaneous expenses	11
Total:	**$1,532**

MATERIAL CONTRACTS

The only material contracts entered into by Uranium Participation Corp. to which it is a party (other than contracts entered into in the ordinary course of business) on or prior to Closing are as follows:

1. the Management Services Agreement referred to under "Management of Uranium Participation Corp. – Management Services Agreement"; and
2. the Underwriting Agreement referred to under "Plan of Distribution".

Copies of the foregoing documents may be examined by prospective purchasers during normal business hours at the offices of Uranium Participation Corp., 595 Bay Street, Suite 402, Toronto, Ontario, Canada M5G 2C2, during the period of distribution of the securities offered hereby.

EXPERTS

Certain legal matters relating to the issue and sale of Common Shares offered hereby will be passed upon by Cassels Brock & Blackwell LLP on behalf of Uranium Participation Corp. and by Lang Michener LLP on behalf of the Underwriters. As at the date hereof, neither the partners or associates of Cassels Brock & Blackwell LLP, as a group, nor the partners or associates of Lang Michener LLP, as a group, own more than 1% of the Common Shares.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of Common Shares offered hereby will be passed upon on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Lang Michener LLP.

LEGAL PROCEEDINGS

Management of Uranium Participation Corp. is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to a purchaser of Common Shares.

PROMOTER

The Manager may be considered to be the promoter of Uranium Participation Corp. within the meaning of the securities regulation of certain provinces of Canada. The Manager will not receive any additional direct or indirect benefits as a result of its relationship to Uranium Participation Corp. other than those described above under "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions". The Manager does not own, directly or indirectly, any Common Shares.

AUDITORS, TRANSFER AGENTS AND REGISTRAR

The auditors of Uranium Participation Corp. are PricewaterhouseCoopers LLP, Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario, Canada, M5K 1G8.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal transfer office in Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

ADDITIONAL INFORMATION

Uranium Participation Corp. is required to file reports and other information with the securities commissions in all provinces of Canada. These filings will be electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com).

GLOSSARY

concentrate:	The product resulting from the milling of uranium ore, typically containing 80 – 90% U_3O_8, which is also referred to as "yellowcake". It is usually measured in terms of pounds of contained U_3O_8 or kilograms of contained U.
Converter:	The operator of a facility licensed to receive, store and transform U_3O_8 into another chemical form suitable for subsequent processing.
depleted uranium tails:	Uranium where the U-235 content is below the naturally occurring 0.71% as the result of the enrichment process.
fission:	The physical reaction of splitting atoms in a chain reaction forming the basis for nuclear energy generation.
highly enriched uranium (HEU):	Any form of uranium with a U-235 concentration of 20% or higher.
isotope:	Different forms of atoms of the same element.
kgU:	Kilograms of uranium which is equal to pounds of U_3O_8 multiplied by 2.59978.
long-term price:	The price for product sold or purchased under contract for multiple deliveries beginning after one year.
megawatts:	1000 kilowatts.
natural uranium:	Uranium whose isotopic composition, as it occurs in nature (approximately 0.71% U-235), has not been altered.
NAV (net asset value)	The net asset value of each common share of Uranium Participation Corp. is determined monthly in accordance with the Management Services Agreement in the manner described under "Management of Uranium Participation Corp. – Management Services Agreement".
plutonium:	A by-product of nuclear fission in reactors which can be recovered from spent fuel and recycled.
recycling:	The re-use of valuable products which arise from the processing of nuclear materials.
reprocessed uranium:	Uranium which has been recovered from the reprocessing of spent nuclear fuel.
spot price:	The price for product sold or purchased for delivery within one year.
U-235:	The only naturally occurring isotope of uranium which is capable of fission and is present in approximately 0.71% by weight in natural uranium.
U_3O_8:	Triuranium octoxide.

UF_6:	Uranium hexafloride, a compound of uranium produced during the conversion process, which is a gas above 56 degrees Celsius and thus suitable for use in the enrichment process of U_3O_8 into fuel for nuclear reactors.
uranium (U):	The heaviest naturally occurring element. It is metallic and slightly radioactive.
western world:	Includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, and Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, and the United States.
yellowcake:	The name often used for concentrates produced from the product resulting from the milling of uranium ore.

FINANCIAL STATEMENTS

Auditors' Report

To the Board of Directors of
Uranium Participation Corporation:

We have audited the consolidated statement of net assets of Uranium Participation Corporation ("Uranium Participation Corp.") as at September 30, 2005, and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005. These financial statements are the responsibility of Uranium Participation Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Uranium Participation Corp. as at September 30, 2005 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005, in accordance with Canadian generally accepted accounting principles.

(Signed) ●
Chartered Accountants

Toronto, Ontario
November 11, 2005

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT SEPTEMBER 30, 2005

(in thousands of Canadian dollars)		
Net assets		
Investment in uranium oxide in concentrates – at market (Cost – $89,382)	$	92,525
Cash and cash equivalents (note 3)		3,383
Sundry receivables and other assets		101
Future income taxes - net (note 4)		1,578
	$	97,587
Accounts payable and accrued liabilities		288
Net assets	$	97,299
Net assets represented by:		
Common shares (note 5)		92,715
Warrants (note 5)		3,600
Retained earnings		984
	$	97,299
Common shares:		
Issued and outstanding		20,000,075
Net asset value per common share		
Basic and diluted	$	4.86

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors:

(Signed) Jeff Kennedy
Director

(Signed) Richard H. McCoy
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM THE DATE OF INCORPORATION
OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)		
Revenue		
Interest	$	499
		499
Operating expenses		
Management fees (note 6)		200
Storage fees		122
Audit fees		30
Directors fees		40
Legal and other professional fees		6
Shareholder information and other compliance		61
General office and miscellaneous		36
Foreign exchange loss (gain)		1,624
Income tax provision (note 4)		539
		2,658
Net loss from operations		(2,159)
Unrealized gain of investment in uranium oxide in concentrates		3,143
Increase in net assets from operations		984
Increase in net assets per common share (note 5)		
Basic and diluted	$	0.05

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD FROM THE DATE OF INCORPORATION
OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)		
Net assets at beginning of period		-
Net proceeds from issue of units and shares, after tax	$	96,315
Increase in net assets from operations		984
Net assets at end of period	$	97,299

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM THE DATE OF INCORPORATION OF MARCH 15, 2005 TO SEPTEMBER 30, 2005

(in thousands of Canadian dollars)	
Operating Activities	
Net loss from operations	$(2,159)
Adjustments for non-cash items:	
Future income tax expense	495
Changes in non-cash working capital:	
Change in sundry receivables and other assets	(101)
Change in accounts payable and accrued liabilities	288
Net cash used in operating activities	(1,477)
Investing Activities	
Purchases of investments in uranium oxide in concentrates	(89,382)
Net cash used in investing activities	(89,382)
Financing Activities	
Common share and warrant issues net of pre-tax issue costs	94,242
Net cash generated by financing activities	94,242
Increase (decrease) in cash and cash equivalents	3,383
Cash and cash equivalents - beginning of period	-
Cash and cash equivalents - end of period	$3,383

URANIUM PARTICIPATION CORPORATION
STATEMENT OF INVESTMENT PORTFOLIO
AS AT SEPTEMBER 30, 2005

(in thousands of Canadian dollars, except pound amounts)	Pounds	Cost	Market
Investment in uranium oxide in concentrates	2,550,000	$ 89,382	$ 92,525
Per pound values:			
- In Canadian dollars		$ 35.05	$ 36.28
- In United States dollars		$ 28.78	$ 31.25

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Participation Corp.") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Participation Corp. is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Participation Corp. was created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) with the primary investment objective of achieving appreciation in the value of U_3O_8 holdings. Uranium Participation Corp. trades publicly on the Toronto Stock Exchange under the symbol "U".

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Participation Corp. and its wholly owned subsidiary, Uranium Participation Alberta Corp. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Interim financial statements do not include all information required by GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investment in Uranium Oxide in Concentrates (U_3O_8)

Investments in U_3O_8 are valued at fair value based on the spot price for U_3O_8 published by Ux Consulting Company, LLC translated to Canadian dollars using the month end foreign exchange rate. Unrealized gains or losses in U_3O_8 represent the difference between the fair value and average cost of U_3O_8 purchases, in Canadian dollars, and is recorded in the statement of operations in accordance with CICA Accounting Guideline 18, Investment Companies.

(b) Foreign Exchange Translation

United States dollar investments are translated to Canadian dollars at the rate of exchange prevailing at the transaction date. Any differences between the period end rate of exchange and the rate of exchange prevailing at the time the investments were acquired is recorded in the statement of income as foreign exchange gain or loss. Income and expenses incurred in United States dollars are translated at the rates of exchange prevailing when the transaction occurred.

(c) Future Income Taxes

Uranium Participation Corp. follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial

reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. The Canadian large corporations tax on capital is included in the provision for income taxes within current tax expense.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balance with banks and highly liquid investments in government or investment grade corporate debt.

3. CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance, as at September 30, 2005, consists of:

(in thousands of Canadian dollars)		
Cash	$	26
Cash equivalents		3,357
	$	3,383

4. INCOME TAXES

Uranium Participation Corp. operates in two provincial jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense (benefit) included in the consolidated statement of operations for the period ending September 30, 2005:

(in thousands of Canadian dollars)		
Earnings before income taxes	$	1,523
Combined federal and Ontario provincial income tax rate		36.12%
Computed income tax expense		550
Large corporations tax in excess of surtax		44
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other provinces		(55)
Provision for income taxes	$	539
Provision for (recovery of) income taxes comprised of:		
Current tax expense	$	44
Future tax expense		495
	$	539

The components of Uranium Participation Corp.'s future tax asset (liability), as at September 30, 2005, are as follows:

(in thousands of Canadian dollars)		
Future tax assets:		
Tax benefit of share issue costs	$	2,073
Tax benefit of loss carryforwards		570
	$	2,643
Future tax liabilities:		
Unrealized gain of investment in U_3O_8		(1,065)
Future income taxes - net	$	1,578

5. COMMON STOCK, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Stock

The movement in common stock for the period March 15, 2005 to September 30, 2005 is as follows:

(in thousands of Canadian dollars, except share numbers)	Shares	$
Common stock – beginning of period	-	-
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	20,000,000	$100,000
Less: Issue costs		(5,759)
Add: Tax effect of issue costs		2,073
Less: Allocation of proceeds to issued warrants		(3,600)
Warrant exercises		
Gross proceeds	75	1
Add: Fair value transfer from warrants		-
Common stock – end of period	20,000,075	$92,715

Common share financings

During the period, Uranium Participation Corp. issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant to purchase one common share at $6.25 exercisable prior to May 10, 2007. The pre-tax net proceeds, after issue costs, was $94,241,000. Approximately $3,600,000 of the proceeds has been allocated as the value of the issued warrants.

Warrants

The movement in warrants for the period March 15, 2005 to September 30, 2005 is as follows:

(in thousands of Canadian dollars, except warrant numbers)	September 2005	
	Warrants	$
Warrants – beginning of period	-	-
Warrants issued during the period		
May 2005 equity unit financing	5,000,000	$3,600
Warrants exercised during the period		
May 2005 equity unit financing	(75)	-
Warrants – end of period	4,999,925	$3,600

The $3,600,000 allocation of fair value to the warrants was calculated using the Black-Scholes model using the following assumptions:

Dividend yield	- nil
Risk-free interest rate	- 4 %
Expected life of the warrants	- 2 years
Expected volatility factor of future expected market prices	- 35 %

As at September 30, 2005, the warrants are not dilutive to the net asset value of the fund. When the net asset value per common share of the fund exceeds $6.25, the warrants will have a dilutive impact.

Increase in Net Assets Per Share

The calculation of the basic increase in net assets per share is based on the weighted average number of shares outstanding of 20,000,005 for the period ending September 30, 2005.

6. RELATED PARTY TRANSACTIONS

The Manager is considered to be a related party of Uranium Participation Corp. Under the terms of the Management Services Agreement, Uranium Participation Corp. will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Participation Corp.'s net asset value between $100,000,000 and $200,000 and 0.2% per annum based upon Uranium Participation Corp.'s net asset value in excess of $200,000.

The following transactions were incurred with related parties during the period March 15, 2005 to September 30, 2005:

(in thousands of Canadian dollars)		
Fees incurred with the Manager:		
Management fees	$	200
General office and miscellaneous		11
Commissions on purchase of U_3O_8 [(1)]		1,321
Total fees incurred with related parties	$	1,532

(1) Purchase commissions incurred with the Manager have been capitalized and are included in the cost of the investment in U_3O_8.

At September 30, 2005, accounts payable and accrued liabilities includes $42,000 of amounts due to the Manager with respect to the fees indicated above.

7. SUBSEQUENT EVENTS

On November •, 2005, the Company filed a prospectus with the intent to issue ● Common Shares for aggregate gross proceeds of $●. At least 85% of these funds must be invested in U_3O_8 in accordance with the Company's objectives.

The Manager has agreed to purchase, for and on behalf of Uranium Participation Corp. and subject to certain conditions, 850,000 pounds of U_3O_8 at an aggregate price of US$28,847,500, plus purchase commissions. Delivery of such U_3O_8 is expected to occur between December 2005 and April 2006.

AUDITORS' CONSENT

We have read the prospectus of Uranium Participation Corporation ("Uranium Participation Corp.") dated ●, 2005, relating to the sale and issue of Common Shares of Uranium Participation Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of Uranium Participation Corp. of our report to the board of directors of Uranium Participation Corp. on the consolidated statement of net assets as at September 30, 2005 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to September 30, 2005. Our report is dated November 11, 2005.

(Signed) ●
Chartered Accountants

Toronto, Ontario

●, 2005

CERTIFICATE OF URANIUM PARTICIPATION CORPORATION AND THE PROMOTER

Dated: November 16, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick) and by Section 63 of the *Securities Act* (Nova Scotia) and the respective regulations thereunder. This prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

On behalf of Uranium Participation Corp.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James R. Anderson
Executive Vice President and
Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: November 16, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act (*British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick) and by Section 64 of the *Securities Act* (Nova Scotia) and the respective regulations thereunder. To our knowledge, this prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf


Ontario

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor, 20 Queen Street West, Toronto ON M5H 3S8 | CP 55, 19e étage, 20, rue queen ouest, Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia have been issued for a Preliminary Prospectus of the above Issuer dated November 16th, 2005.

DATED at Toronto this 16th day of November, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 856557

DÉCISION N° : 2005-MC-3933

NUMÉRO DE PROJET SÉDAR: 856557

VISA DE PROSPECTUS PROVISOIRE

(Régime d'examen concerté)

Uranium Participation Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire du 16 novembre 2005.

L'Autorité des marchés financiers,

Le 16 novembre 2005
Date du visa

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

/pg

RECEIVED
2006 AUG 23 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2 Date of Material Change

May 19, 2005

Item 3 News Release

A Press Release was issued in Toronto, Ontario on May 19, 2005 and subsequently filed on SEDAR.

Item 4 Summary of Material Change

Uranium Participation Corporation announced the closing of the over-allotment option granted in connection with its initial public offering that was completed on May 10, 2005. An aggregate of 2,000,000 units were sold as a result of the exercise of the over-allotment option at CDN$5.00 per Unit, for aggregate gross proceeds of CDN$10,000,000.

Item 5 Full Description of Material Change

Uranium Participation Corporation ("Uranium Participation Corp.") announced the closing of the over-allotment option granted in connection with Uranium Participation Corp.'s initial public offering that was completed on May 10, 2005. An aggregate of 2,000,000 units ("Units") were sold as a result of the exercise of the over-allotment option at CDN$5.00 per Unit, for aggregate gross proceeds of CDN$10,000,000.

Each Unit is comprised of one common share ("Common Share") and one-quarter purchase warrant (each whole warrant, a "Warrant") of Uranium Participation Corp. Each whole Warrant is exercisable at CDN$6.25 for a period of 24 months from May 10, 2005. This brings the total amount of equity capital raised by Uranium Participation Corp. to CDN$100,000,000.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 **Executive Officers**

E. Peter Farmer, President
Tel. (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer
Tel. (416) 979-1991 Ext. 372

Item 9 **Date of Report**

May 27, 2005

URANIUM PARTICIPATION CORPORATION



By: ______________________________
Name: E. Peter Farmer
Title: President

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U (Common Shares)
U.WT (Warrants)

Uranium Participation Corporation Closes Over-Allotment

TORONTO, May 19, 2005 -- Uranium Participation Corporation ("Uranium Participation Corp.") is pleased to announce the closing of the over-allotment option granted in connection with Uranium Participation Corp.'s initial public offering that was completed on May 10, 2005. An aggregate of 2,000,000 units ("Units") were sold as a result of the exercise of the over-allotment option at CDN$5.00 per Unit, for aggregate gross proceeds of CDN$10,000,000. Each Unit is comprised of one common share ("Common Share") and one-quarter purchase warrant (each whole warrant, a "Warrant") of Uranium Participation Corp. Each whole Warrant is exercisable at CDN$6.25 for a period of 24 months from May 10, 2005. This brings the total amount of equity capital raised by Uranium Participation Corp. to CDN$100,000,000. The Common Shares and the Warrants are listed on the Toronto Stock Exchange under the symbol "U" and "U.WT", respectively.

Uranium Participation Corp. was created to invest in, hold and may subsequently sell uranium oxide in concentrates ("U_3O_8"). Uranium Participation Corp. and Denison Mines Inc. (the "Manager") have entered into a management services agreement pursuant to which the Manager has agreed to manage Uranium Participation Corp.'s activities, including arranging for, and completing, for and on behalf of Uranium Participation Corp., any purchase and sale of U_3O_8. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the over-allotment in U_3O_8.

The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8, which will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices.

A syndicate of Agents for Uranium Participation Corp.'s initial public offering was led by Sprott Securities Inc., and included Dundee Securities Corporation, TD Securities Inc., National Bank Financial Inc. and Canaccord Capital Corporation.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Accordingly, the securities will only be offered or sold within the United States to a limited number of "accredited investors" pursuant to Regulation D under the U.S. Securities Act and thereafter may only be reoffered or resold in the United States or to a U.S. person pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. See "Plan of Distribution".

PROSPECTUS

Initial Public Offering

April 29, 2005

Uranium Participation Corporation

Minimum $60,000,000 (12,000,000 Units)

Maximum $80,000,000 (16,000,000 Units)

This prospectus qualifies the distribution (the "Offering") of a minimum of 12,000,000 common shares and 3,000,000 common share purchase warrants (the "Warrants") and a maximum of 16,000,000 common shares and 4,000,000 Warrants in the capital of Uranium Participation Corporation ("Uranium Participation Corp.") to be issued as units (the "Units") at a price of $5.00 per Unit. Each Unit consists of one common share in the capital of Uranium Participation Corp. (the "Common Shares" and each a "Common Share") and one-quarter of one Warrant.

Each whole Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share at a price of $ 6.25 per Common Share at any time on or prior to the close of business on the date that is 24 months from the closing of the Offering, after which time the Warrant will be null and void. See "Description of the Warrants".

Uranium Participation Corp. is a corporation established under the *Business Corporations Act* (Ontario) ("OBCA") on March 15, 2005. Uranium Participation Corp. has been created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8"). Uranium Participation Corp. will use substantially all of the gross proceeds of the Offering to acquire U_3O_8. See "Use of Proceeds".

An investment in the Units is subject to a number of risks that should be considered by a prospective purchaser. Uranium Participation Corp. is not a mutual fund and an investment in Units is not redeemable. The primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings. Uranium Participation Corp. does not anticipate paying regular distributions to shareholders. See "Risk Factors".

There is currently no market through which the Common Shares or Warrants may be sold and purchasers may not be able to resell securities purchased under this prospectus. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares under the symbol "U" and the Warrants under the symbol "U.WT". Listing will be subject to Uranium Participation Corp. fulfilling the listing requirements of the TSX on or before July 21, 2005.

Uranium Participation Corp. may purchase U_3O_8 from the Manager (defined below), provided that approval of a majority of independent directors of Uranium Participation Corp. is obtained for any purchases over $1,000,000. See "Purpose of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

PRICE $5.00 PER UNIT

	Price to the Public [1]	Agents' Fee	Net Proceeds to Uranium Participation Corp. [2]
Per Unit	$5.00	$0.25	$4.75
Total Minimum Offering [3][4][5]	$60,000,000	$3,000,000	$57,000,000
Total Maximum Offering [4][5]	$80,000,000	$4,000,000	$76,000,000

Notes:

(1) The price of the Units has been determined by negotiation between Uranium Participation Corp. and the Agents (as hereinafter defined).

(2) Before deducting expenses of the Offering, estimated at $645,000 which, together with the Agents' fee, will be paid by Uranium Participation Corp. out of the proceeds of the Offering.

(3) The Offering will not be completed unless a minimum of 12,000,000 Units are sold. If subscriptions for a minimum of 12,000,000 Units have not been received within 90 days following the date of issuance of a final receipt for the prospectus, the Offering may not continue without the approval of the securities regulatory authority in each of the provinces of Canada and the consent of those who have subscribed on or before such date.

(4) Uranium Participation Corp. has granted to the Agents an option (the "Option"), exercisable up to 48 hours prior to closing of the Offering, to purchase up to an additional aggregate amount of $20,000,000 of Units, on the same terms as set forth above. If the Option is exercised in full, the "Price to the Public", "Agents' Fee" and "Net Proceeds to Uranium Participation Corp." will be $100,000,000, $5,000,000 and $95,000,000, respectively. This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares and Warrants comprising Units issuable on the exercise of the Option.

(5) Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Agents, exercisable within 30 days from the closing of the Offering, to purchase a maximum of 15% of the aggregate number of Units sold at closing of the Offering, on the same terms as set forth above. If the Over-Allotment Option is exercised in full, the "Price to the Public", "Agents' Fee" and "Net Proceeds to Uranium Participation Corp." will be $115,000,000, $5,750,000 and $109,250,000, respectively, assuming the maximum Offering and the exercise in full of the Option. This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares and Warrants comprising the Units issuable on the exercise of the Over-Allotment Option.

Sprott Securities Inc. ("Sprott"), Dundee Securities Corporation, TD Securities Inc., National Bank Financial Inc. and Canaccord Capital Corporation (collectively the "Agents") offer the Units, on a best efforts basis, if, as and when issued by Uranium Participation Corp. in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP, and on behalf of the Agents by Lang Michener LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on or about the date of the closing, which is expected to occur on or about May 10, 2005, or such other date as Uranium Participation Corp. and the Agents may agree, but in any event no later than June 20, 2005 (the "Closing").

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel for Uranium Participation Corp., and Lang Michener LLP, counsel for the Agents, provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, and, in the case of the Warrants, Uranium Participation Corp. deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Plan (as herein defined), the Common Shares and Warrants comprising the Units will be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively the "Plans"). In the opinion of such counsel, based in part on a certificate of Uranium Participation Corp. as to certain factual matters, the Common Shares and Warrants comprising the Units, if issued on the date hereof, would not constitute "foreign property" for the purposes of computing the tax imposed under Part XI of the Tax Act on Plans (other than registered education savings plans), registered investments and other tax exempt entities, including most registered pension funds or plans. Registered education savings plans are not subject to the foreign property rules.

Tax proposals to amend the Tax Act tabled in the House of Commons on February 23, 2005 by the Minister of Finance (Canada), if enacted as proposed, would eliminate the limit in respect of "foreign property" that may be held by pension funds and deferred income plans for months that end in 2005 and subsequent calendar years. There can be no assurances that this proposal will be enacted.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are "forward-looking statements" which reflect the Manager's expectations regarding Uranium Participation Corp.'s future growth, supply and demand for U_3O_8, any appreciation in the value of U_3O_8, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Some of these risks, uncertainties and other factors are described in this prospectus under the heading "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what Uranium Participation Corp. and the Manager believe to be reasonable assumptions, neither Uranium Participation Corp. nor the Manager can assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and neither Uranium Participation Corp. nor the Manager assumes any obligation to update or revise them to reflect new events or circumstances.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial statements contained elsewhere in this prospectus. Certain terms used in this summary are defined elsewhere in this prospectus. See also "Glossary" for relevant definitions of certain uranium industry terms.

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" are to Canadian dollars and references to "US$" are to American dollars. Unless noted otherwise, all amounts also assume that the Agents have not exercised the Option or the Over-Allotment Option.

URANIUM PARTICIPATION CORP.

Uranium Participation Corporation ("Uranium Participation Corp.") is a corporation established pursuant to the *Business Corporations Act* (Ontario) on March 15, 2005 to invest in, hold and sell U_3O_8. The principal and head office of Uranium Participation Corp. is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. Uranium Participation Corp.'s registered address is 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

PURPOSE OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is an investment holding entity created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings of U_3O_8. The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8, which will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. Investors in Uranium Participation Corp. will have the ability to effectively invest in U_3O_8 in a manner that does not directly include the risks associated with ownership of companies that explore for, mine and process uranium.

THE OFFERING

Offering: Units of Uranium Participation Corp. Each Unit consists of one Common Share and one-quarter of one Warrant.

Amount: Minimum: $60,000,000 (12,000,000 Units)

Maximum: $80,000,000 (16,000,000 Units)

Price: $5.00 per Unit payable on Closing of the Offering.

Use of Proceeds: The estimated net proceeds from this Offering, after deducting fees payable to the Agents and the expenses of the Offering, will be $56,355,000 (assuming the minimum Offering) to $75,355,000 (assuming the maximum Offering). Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8. The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt. See "Use of Proceeds".

Option: Uranium Participation Corp. has granted to the Agents an Option, exercisable for a period of 48 hours prior to the Closing, to purchase an additional aggregate amount of $20,000,000 of Units at the offering price. If the Option is exercised, at least 85% of the gross proceeds received by Uranium

Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".

Over-Allotment Option:

Uranium Participation Corp. has granted to the Agents an Over-Allotment Option, exercisable for a period of 30 days from the Closing, to purchase a maximum of 15% of the aggregate number of Units sold at Closing, at the offering price. If the Over-Allotment Option is exercised, at least 85% of the gross proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".

Manager:

Uranium Participation Corp. and Denison Mines Inc. (the "Manager") will enter into a management services agreement (the "Management Services Agreement") prior to Closing. The Management Services Agreement will be for an initial term of five years and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days previous written notice. Uranium Participation Corp. will also have the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. Pursuant to the Management Services Agreement, the Manager will be required to manage Uranium Participation Corp.'s activities in an efficient, timely and professional manner in accordance with reasonable and prudent business practices and will be paid by Uranium Participation Corp. an amount based on the net asset value of Uranium Participation Corp., subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8. See "Management of Uranium Participation Corp. – Management Services Agreement".

Uranium Participation Corp. may purchase U_3O_8 from the Manager, provided that approval of a majority of directors is obtained for any purchases over $1,000,000. See "Purpose of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

Risk Factors:

An investment in the Units involves a number of risk factors. The price of the Common Shares will be affected by the potential volatility of uranium prices, which are influenced by economic and political considerations. Additional risks associated with an investment in the Units include: (i) uranium price volatility; (ii) no public market for U_3O_8; (iii) foreign exchange rates; (iv) risks associated with Converters (as defined below); (v) lack of operational liquidity; (vi) competition from other energy sources and public acceptance of nuclear energy; (vii) nuclear accident; (viii) absence of prior public market; (ix) lack of investment liquidity; (x) market price of the Common Shares and Warrants underlying the Units; (xi) reliance on the Board of Directors and the Manager; (xii) resignation by the Manager; (xiii) conflict of interest and (xiv) regulatory changes. See "Risk Factors".

Summary of Expenses:	In addition to the Agents' Fee of $3,000,000 (assuming the minimum Offering) to $5,750,000 (assuming the maximum Offering and the exercise of the Option and Over-Allotment Option in full), the expenses of the Offering are estimated to be approximately $645,000. The estimated annual expenses payable by Uranium Participation Corp. are anticipated to be approximately $1.35 million in the aggregate, and include: (i) storage and holding of U_3O_8 - $300,000; (ii) insurance - $70,000; (iii) capital taxes - $100,000; (iv) shareholder communication and listing fees - $250,000; (v) the Manager's fee - $400,000 (minimum); and (vi) other/administrative expenses - $230,000. These annual expenses are subject to an increase in fee payable to the Manager if the net asset value of Uranium Participation Corp. exceeds $100 million. See "Management of Uranium Participation Corp. – Management Services Agreement".

URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. will be administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). See "Management of Uranium Participation Corp." and "Description of Uranium Participation Corp." Uranium Participation Corp. intends to establish a wholly-owned subsidiary in the Province of Alberta (the "Subsidiary") that will invest in, and hold, U_3O_8. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Participation Corp." include the Subsidiary.

The principal and head office of Uranium Participation Corp. is located at 595 Bay St., Suite 402, Toronto, Ontario, M5G 2C2. Uranium Participation Corp.'s registered address is Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

PURPOSE OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest substantially all of its assets in U_3O_8, with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. An investment in the Units provides an investment alternative for investors interested in investing directly in U_3O_8. The Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in U_3O_8 in a manner that does not directly include risks associated with investments in companies that explore for, mine and process uranium.

All U_3O_8 owned by Uranium Participation Corp. will be stored by a small number of licensed operators (the "Converter" or collectively, the "Converters") at licensed uranium conversion facilities in Canada, France, the United Kingdom and/or the United States. The Manager, on behalf of Uranium Participation Corp., will negotiate storage arrangements with the Converters. The Manager is required to ensure that Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. See "Management of Uranium Participation Corp. – Management Services Agreement". Neither Uranium Participation Corp. nor the Manager will have the right to remove, or request the removal of, the U_3O_8 held in storage on behalf of Uranium Participation Corp. and no part of such U_3O_8 will be transferred by the Converters unless a certified resolution of the Board of Directors is delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings, the expenses of Uranium Participation Corp. will be required to be satisfied by cash on hand that is not otherwise invested in U_3O_8. Cash on hand following completion of the Offering is expected to be sufficient to satisfy expenses of Uranium Participation Corp. for approximately 24 months. Annual expenses, including capital taxes, are estimated to be approximately $1,350,000. For a detailed description of such expenses please see "Management of Uranium Participation Corp. – Management Services Agreement". Uranium Participation Corp. is a taxable Canadian corporation and is subject to federal and provincial taxes, in addition to capital taxes.

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors will establish the following investment policies which will be included in the By-laws of Uranium Participation Corp.:

1. At least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) must be invested in, or held for future purchases of, U_3O_8, and may only be amended by a resolution of the common shareholders of Uranium Participation Corp. (the "Common Shareholders").

2. Uranium Participation Corp. may not enter into any borrowing arrangements except in strictly limited circumstances to facilitate U_3O_8 purchase payments. Under such circumstances, Uranium Participation Corp. may enter into borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

3. All purchases and sales of U_3O_8 shall be made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell the U_3O_8 at the best prices available to it over a prudent period of time.

4. In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 from or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the approval of the majority of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

5. In the event that the Manager elects to purchase U_3O_8 under long term contracts with a uranium supplier, Uranium Participation Corp. shall have funds set aside to satisfy the purchase price.

6. In the event that the Manager elects to sell U_3O_8 under long term contracts with a uranium customer, Uranium Participation Corp. shall have U_3O_8 set aside to satisfy the delivery commitments.

URANIUM MARKET

Overview

Uranium Uses

The most common commercial use for U_3O_8 is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960s and 1970s. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at the location of the Converters, where U_3O_8 is converted to uranium hexafloride ("UF_6"). Above 56 degrees Celsius, UF_6 is a gas and is a suitable form to be enriched to produce fuel for the majority of types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

Demand

The demand for U_3O_8 is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association (the "WNA") reported that worldwide uranium fuel consumption attributed to fuel reactors in 2004 was 173 million pounds. The 2003 Red Book (Uranium 2003: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 200 and 220 million pounds of U_3O_8 by 2020 representing an annual growth rate of between 1.0% and 1.5%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 (the "IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue their current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole. As a consequence, the energy demand accompanying Asian economic growth is expected to double over the next two decades, accounting for 40% of the total increase in projected world energy consumption over that period.

According to the WNA, as of January 2005, there were a total of 439 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 365,405 megawatts of electricity requiring 173.3 million pounds of U_3O_8 per year. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 25 commercial nuclear power plants (representing 19,657 megawatts of electricity) are under construction. New construction is presently centered in Asia, principally in China, South Korea and India. While it is unclear whether nuclear power will grow as a percentage of future global power production, industry sources believe that there will be rapid growth in Asia.

The demand for uranium may be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants. According to the WNA, from 1970 to 1990, there was a 25% reduction in uranium demand per kilowatt hour output in Europe due to such improvements in efficiency.

Supply

Uranium is supplied from primary production (the mining of uranium ores), and secondary sources such as the drawdown of excess inventories and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that approximately 59% of annual uranium consumption was sourced from primary production in 2004.

Primary Production

The uranium production industry is characterized by a small number of companies operating in relatively few countries. The Manager estimates the current mine supply to be approximately 102 million pounds of U_3O_8 per year. In 2004, approximately 83% of the estimated world production was provided by eight producers: Cameco Corporation, COGEMA, part of the Areva Group ("COGEMA"), Energy Resources of Australia Ltd., Rossing Uranium Limited and WMC Resources Ltd. in the western world, and Kazatomprom in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. Based on publicly available information, the four largest companies produced approximately 54% of the world's primary production of uranium supply in 2004 as represented in the following table:

Entity		**Production of World's Uranium Supply**
Cameco Corporation	-	20.3%
COGEMA	-	13.5%
Energy Resources of Australia Ltd.	-	11.1%
WMC Resources Ltd.	-	9.4%

Approximately 89% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Niger, Namibia, Russia and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 30.2 million pounds U_3O_8 in 2004, which represented nearly 30% of world production.

The 2003 Red Book estimated that the world's present measured resources of uranium that are tributary to existing and committed production centres, and that are recoverable at less than US$15.38 per pound of U_3O_8, total 4.8 billion pounds. These resources are sufficient to meet projected uranium requirements through 2020; however, although sufficient reserves exist, the associated uranium production centres do not yet have, nor are projected to have, sufficient capacity to produce more than 52% to 58% of annual demand over the same period.

A critical consideration in evaluating the potential for new supply is the lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining. As a result material increases in new, currently unplanned, mine production are not anticipated by the Manager over the next decade.

Secondary Sources

The secondary market has been a significant source of uranium supply over the past decade. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 11% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament

The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium "), suitable for use in nuclear power plants. Disarmament Uranium scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U_3O_8.

In March, 1999, Cameco Corporation, COGEMA and RWE NUKEM, Inc. (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex"), had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to three years after signing and continue for several years thereafter.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published price opinions based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot price opinions as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. The Manager estimates that the spot market volume in 2004 was about 20 million pounds, generally consistent with the volume over the last eight or nine years, and represented about 12% of demand.

The spot price for U_3O_8 has steadily increased from its low of US$7.10 per pound at the end of 2000 to its present price of US$24.00 per pound, an increase of 238%. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for 2002, 2003 and 2004: US$0.60, US$4.30 and US$6.20 per pound respectively.

The spot price of U_3O_8 currently lags the long term price by approximately US$4.00 per pound, compared to the historical spread of US$1.00 to US$2.00 per pound, reflecting the increased premium to secure a long term supply in a tightening market. The Manager believes that this gap between long and short term prices may put additional upward pressure on the spot price to the extent that material potentially available for spot sales is diverted to the long term market.

Supply Deficit

Each year since 1989, the consumption of uranium has exceeded primary production by a substantial margin. In the current year, the Manager estimates that this supply shortage will be approximately 70 million pounds. To date, this large supply gap has been accommodated by sales from existing inventories, former stockpiles stored in Russia and recycling programs. Uranium held in inventories is being drawn down by 35-40 million pounds per year, and the Manager believes global excess inventories are less than 100 million pounds.

The following chart shows the relation between world uranium production and requirements, respectively, for the periods indicated:


Production
Requirements
Million pounds U3O8
200
180
160
140
120
100
80
60
40
20
0
47 50 53 56 59 62 65 68 71 74 77 80 83 86 89 92 95 98 01 04

Source: *Fueling the Future,* Jeff Combs: 2004 World Nuclear Association Annual Symposium

The Manager believes that the uranium market will face a growing supply deficit until new mine production can be implemented. The Manager believes that recent decreases in inventory levels, the recognition by Russia of its own internal need for uranium supply resulting in Russia becoming a net importer and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long term fundamentals of the uranium market are positive.

GOVERNMENT REGULATION

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")

The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

Canadian Nuclear Safety and Control Act

In Canada, control of the use and export of uranium was formerly governed by the *Atomic Energy Control Act* (the "AECA"), a federal statute. The AECA was administered by the Atomic Energy Control Board (the "AECB"). On March 20, 1997, the *Nuclear Safety and Control Act* (the "NSCA") received royal assent. In the following years, related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the NSCA and its associated regulations came into force replacing the AECA. The NSCA is the product of a recent update of regulatory requirements by the federal government in relation to the effective regulation of nuclear energy in Canada and the jurisdiction of the CNSC (notably expanding its role in environmental regulation). The CNSC has replaced the AECB.

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Converters, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Uranium Export Regulation

The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licenses and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation

Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the *Atomic Energy Act of 1954,* as amended, *title II of the Energy Reorganization Act of 1974, and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978.* Its primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40. The regulations governing the export and import of uranium from the U.S. and the movement of nuclear materials within the U.S. are at 10 CFR Part 110.

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a license application is governed by the *National Environmental Policy Act* ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

MANAGEMENT OF URANIUM PARTICIPATION CORP.

Board of Directors and Officers

The following table sets out, for each of the members of the Board of Directors and officers, respectively, of Uranium Participation Corp., the person's name, municipality of residence, position with Uranium Participation Corp. and principal occupation. Each director will hold office until the next annual meeting of Common Shareholders of Uranium Participation Corp., subject to his earlier resignation or removal.

Name and Municipality of Residence	Position with Uranium Participation Corp.	Principal Occupation
Garth MacRae (1,2) Toronto, Ontario	Director	Independent Financial Consultant
Jeff Kennedy (1,2) Toronto, Ontario	Director	Chief Financial Officer of Sprott and its wholly-owned subsidiary, Sprott Securities (U.S.A.) Limited
Richard H. McCoy (1,2) Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
E. Peter Farmer Toronto, Ontario	President	President, Chief Executive Officer and Director of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Marketing and Special Projects of the Manager
Sheila Colman Toronto, Ontario	Corporate Secretary	General Counsel and Corporate Secretary of the Manager

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

Except as noted under "Officers of the Manager", each of the foregoing officers, and except as noted below, each of the foregoing directors, has held the same principal occupation for the previous five years.

Please see "Officers of the Manager" for a brief biographical description of the principal officers of Uranium Participation Corp.

The following is a brief biographical description of the directors:

Garth MacRae

Mr. MacRae is a Chartered Accountant and has served as a director of Dundee Corporation since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has also served as a director of Dundee Wealth Management Inc. since its inception in November 1998. Mr. MacRae currently serves as a director of Breakwater Resources Ltd. and is also the current Interim Chief Executive Officer. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining and Smelting Co. Ltd., Brinco Limited and Denison Mines Limited. Mr. MacRae is a member of several public company boards and audit committees.

Jeff Kennedy

Mr. Kennedy is currently the Chief Financial Officer and a director of Sprott. Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada (the "Subcommittee") from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Richard H. McCoy

Mr. McCoy has been in the investment business for over 35 years. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy has also served as a director of Aberdeen Asia-Pacific Income Investment Co., Aberdeen G7 Trust, ID Biomedical Corporation, Rothmans Inc. and Public Storage Canadian Properties. Mr. McCoy holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

Audit, Corporate Governance and Nominating Committees

The Board of Directors has established an Audit Committee comprised of all three directors. This committee will be responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. Two of the directors are independent for the purposes of the Audit Committee in accordance with Canadian securities regulatory authorities. The Board of Directors will be required to have an audit committee composed entirely of independent directors within one year commencing on the date of the receipt for the final prospectus.

The Corporate Governance and Nominating Committee, which is comprised of all three directors, will be responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors and the contribution of individual directors.

Remuneration of Board of Directors

Currently two members of the Board of Directors are independent. Each of the independent members of the Board of Directors will be paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation will be $25,000 per year for each director plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. will also reimburse the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors will participate in the indemnification arrangements described under the Management Services Agreement.

Remuneration of Officers

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. shall be paid by the Manager for serving in such capacity and shall not receive any remuneration from Uranium Participation Corp. therefor.

Management Services Agreement

Uranium Participation Corp. and the Manager will enter into the Management Services Agreement prior to Closing. The primary responsibilities of the Manager under the Management Services Agreement will be to:

(i) use commercially reasonable efforts to arrange for, and complete, for and on behalf of Uranium Participation Corp., through industry-standard tenders, the purchase and sale of U_3O_8, at the best available prices available over a prudent period of time as may be requested by the Board of Directors from time to time;

(ii) provide to the Board of Directors delivery and payment particulars in respect of each purchase and sale of U_3O_8;

(iii) arrange with Converters for the storage of U_3O_8 which is owned by Uranium Participation Corp., including arrangements regarding indemnities or insurance in favour of Uranium Participation Corp. for the loss of such U_3O_8 in accordance with industry practices;

(iv) on a monthly basis, prepare a report on the net asset value of each common share of Uranium Participation Corp. (the "NAV"), which shall be determined by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash and any other assets held by Uranium Participation Corp., less any and all outstanding payables, indebtedness and any other liabilities of Uranium Participation Corp., divided by the total number of outstanding Common Shares. Such report will be made available to Uranium Participation Corp. and the Board of Directors. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the value of the NAV;

(v) prepare regulatory filing materials, reports to the Common Shareholders, and other reports to the Board of Directors as may be reasonably requested from time to time;

(vi) furnish office facilities, services and supplies and generally oversee with its staff and independent contractors, the management of Uranium Participation Corp.;

(vii) provide the services of two separate individuals as nominees each to serve separately, one as President and the other as Chief Financial Officer of Uranium Participation Corp. together with nominees for such other executive positions as may be required by Uranium Participation Corp. (the "Nominees"). Subject to final approval by the Manager, the Board of Directors shall decide on the appointment of the Nominees or other duly qualified individuals to serve as President, Chief Financial Officer and such other positions as required; and

(viii) generally manage the business and affairs of Uranium Participation Corp.

The Manager has agreed to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent practices and may delegate, with the approval of the Board of Directors and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party.

All purchases and sales of U_3O_8 will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board of Directors instructs the Manager to purchase or sell U_3O_8, the Manager will put out a tender for an offer to purchase U_3O_8 or an offer to sell U_3O_8, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of U_3O_8 include producers of uranium, traders and utilities that operate nuclear power facilities. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from which Uranium Participation Corp. would potentially purchase U_3O_8 or any seller to which Uranium Participation Corp. may sell U_3O_8.

As the Manager and its affiliates (including McClean Uranium Limited) are producers, sellers and at certain times, purchasers of U_3O_8, the Manager and Uranium Participation Corp. have agreed that all Related Purchases must be approved by all of the independent members of the Board of Directors.

The Management Services Agreement shall have an initial term of five years (the "Initial Term"). After the Initial Term, the Management Services Agreement may be renewed on terms mutually acceptable to each party and may be terminated by either party upon the provision of 180 days prior written notice. The Management Services Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the Manager, and terminated upon the completion of any such proceeding by Uranium Participation Corp. Uranium Participation Corp. may terminate the Management Services Agreement at any time if the Manager breaches any of its material obligations thereunder and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

Uranium Participation Corp. acknowledges that the Manager shall not be responsible for any loss of opportunity whereby the value of any of the assets of Uranium Participation Corp. or the value of any particular U_3O_8, monetary or currency investment could have been increased, nor shall it be responsible for any decline in value of any of the assets of Uranium Participation Corp. unless such decline is the result of the Manager's gross negligence or wilful failure to comply with express directions given by resolution of either the Board of Directors or Common Shareholders of Uranium Participation Corp.

The Manager will also arrange, at the expense of Uranium Participation Corp., for the engagement of Converters for the storage of Uranium Participation Corp.'s U_3O_8 assets and for Uranium Participation Corp.'s registrar and transfer agent(s). Additionally, the Manager generally expects the Converters to indemnify Uranium Participation Corp. and its directors, officers and employees from and against all liabilities, claims and demands arising against Uranium Participation Corp. as a result of personal injury, death or property damage caused by the U_3O_8.

Uranium Participation Corp. will be responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Manager as set out therein. Such costs and expenses to be borne by Uranium Participation Corp. will include, without limitation: (i) brokerage and trading commissions; (ii) transportation costs, insurance fees and commissions, security services costs, Converter's fees and other charges arising upon the holding, purchase or sale of U_3O_8 or other assets by Uranium Participation Corp.; (iii) legal and audit fees; (iv) corporate finance offering costs; (v) fees payable for listings, the maintenance of listings and filings or other requirements of stock exchanges on which any of the securities of Uranium Participation Corp. are listed or quoted; (vi) the cost of printing and mailing financial reports and material for Common Shareholders' meetings, valuations, reporting to Common Shareholders, securities regulatory filings and any other purposes required by law; (vii) fees payable to any registrar and transfer agent of the Common Shares or other securities of Uranium Participation Corp.; (viii) Uranium Participation Corp.'s directors' fees and expenses; (ix) the Manager's fees payable under the Management Services Agreement; and (x) all taxes (including income, capital and sales taxes).

The estimated annual expenses payable by Uranium Participation Corp., anticipated to be approximately $1.35 million in the aggregate, include: (i) storage and holding of U_3O_8 - $300,000; (ii) insurance - $70,000; (iii) capital taxes - $100,000; (iv) shareholder communication and listing fees - $250,000; (v) the Manager's fee - $400,000 (minimum); and (vi) other/administrative expenses - $230,000.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, Uranium Participation Corp. shall pay to the Manager a yearly fee of $400,000 plus a fee equal to 0.3% of Uranium Participation Corp.'s total assets in excess of $100 million and 0.2% in excess of Uranium Participation Corp.'s assets over $200 million and a commission of 1.5% on the gross value of any purchases or sales of U_3O_8. Such fees shall be payable on or before the 10th day following the end of each such month (or earlier, in the case of commissions). For such purposes, "total assets" shall mean the total assets of Uranium Participation Corp. as at the valuation date, valued by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash, and any other assets held by Uranium Participation Corp. less any and all outstanding payables, indebtedness or any other liabilities of Uranium Participation Corp. The independent Board of Directors will have the express authority to engage a third party for the purpose of conducting an independent valuation or audit of the assets of Uranium

Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the NAV.

Under the terms of the Management Services Agreement, the Manager shall incur no liability for any action except for its own gross negligence, willful misconduct or breach of the Management Services Agreement.

Pursuant to the terms of the Management Services Agreement, Uranium Participation Corp. and the Manager acknowledge that the Management Services Agreement, or portions thereof, will be assigned to the Subsidiary in the event it is incorporated by Uranium Participation Corp.

Officers of the Manager

The name, municipality of residence, position held and principal occupation of each officer of the Manager are set out below:

Name and Municipality of Residence	Position with the Manager and Principal Occupation
E. Peter Farmer Toronto, Ontario	President, Chief Executive Officer and Director
James R. Anderson Mississauga, Ontario	Executive Vice President and Chief Financial Officer
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing and Special Projects
Sheila Colman Toronto, Ontario	General Counsel and Corporate Secretary

The following is a brief biographical description of the officers of the Manager:

E. Peter Farmer

Mr. Farmer is the President and Chief Executive Officer of the Manager. In addition, Mr. Farmer has served as a director of the Manager since September 2003. Mr. Farmer joined Denison Energy (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson

Mr. Anderson has been Executive Vice-President and Chief Financial Officer of the Manager since May 2004. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson is currently a Trustee of Countryside Power Income Fund and has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell

Mr. Campbell has been Vice President, Marketing and Special Projects for the Manager since March 2004. He held the position of Vice President, Marketing and Special Projects of Denison Energy from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman

Ms. Colman joined the Manager as General Counsel and Corporate Secretary in October 2004. Prior to joining the Manager, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Conflicts of Interest of the Manager

The Manager will be responsible for the management of the business and affairs of Uranium Participation Corp. The Manager is a corporation involved in the exploration, production and marketing of uranium through its 22.5% interest in the McClean Lake joint venture in Northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets the McClean Lake uranium production. COGEMA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

(i) limitations on the ability of the Manager to purchase U_3O_8 from Related Parties (See "Purpose of Uranium Participation Corp.");

(ii) all board members are independent of the Manager (see "Management of Uranium Participation Corp.");

(iii) restrictions on the business to be carried on by Uranium Participation Corp. (see "Description of Uranium Participation Corp.").

USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting fees payable to the Agents and the expenses of the Offering, will be $56,355,000 (assuming the minimum Offering) to $75,355,000 (assuming the maximum Offering), without giving effect to the exercise of the Option or the Over-Allotment Option. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8 including proceeds resulting from the exercise, if any, by the Agents of the Option and the Over-Allotment Option, respectively. If the Manager has not, within one year after the closing of the Offering, invested in U_3O_8 at least 50% of the proceeds of the Offering that have been allocated for the purchase of U_3O_8, the Board of Directors will have the discretion to seek shareholder approval to determine whether such unused proceeds are to be retained or distributed to shareholders of the Company. Any such distributions will be subject to applicable law including applicable provisions of the OBCA.

The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt.

DESCRIPTION OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established on March 15, 2005 under the *Business Corporations Act* (Ontario). The following is a summary of the material attributes and characteristics of the Common Shares and certain provisions of the Articles and By-laws. This summary does not purport to be complete. Reference is made to the By-laws for a complete description of the Common Shares and the full text of its provisions. See "Material Contracts".

Activities of Uranium Participation Corp.

Uranium Participation Corp. will be primarily involved in the purchase and sale of U_3O_8. All U_3O_8 acquired by Uranium Participation Corp. will, until sold, be stored at Converters' facilities in Canada, France, the United Kingdom and/or the U.S.

The By-laws of Uranium Participation Corp. will provide that Uranium Participation Corp. shall, as its primary objective, invest in and hold at least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) in a direct ownership interest in physical U_3O_8 and hold the balance of its total assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of Uranium Participation Corp. The strategy of Uranium Participation Corp. does not include and will not include activities with regard to speculating in short-term changes in uranium prices. Notwithstanding the foregoing, when the Board of Directors believes that it is in the best interests of Uranium Participation Corp., Uranium Participation Corp. may subsequently sell some or all of its holdings in U_3O_8. See "Purpose of Uranium Participation Corp."

The By-laws of Uranium Participation Corp. will provide that Uranium Participation Corp. may borrow on a short-term basis in limited circumstances to facilitate uranium purchase payments, provided that, under such circumstances, Uranium Participation Corp. may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets at any and all times.

Share Capital of Uranium Participation Corp.

The authorized capital of Uranium Participation Corp. consists of an unlimited number of Common Shares without nominal or par value. As at the date hereof, there is one Common Share outstanding. The By-laws will provide that the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Notice of Meetings. Holders of Common Shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) of Uranium Participation Corp., which must be invested in U_3O_8 as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any);

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the Common Shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the Common Shares; or

(v) consolidate or subdivide the Common Shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding at the market price or lowest tender price per Common Share, as the case may be.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of U_3O_8 and any other net assets of Uranium Participation Corp., subject to applicable laws.

DESCRIPTION OF THE WARRANTS

The Warrants will be issued in registered form pursuant to, and will be governed by, the terms of a warrant indenture (the "Warrant Indenture") entered into between Uranium Participation Corp. and Computershare Trust Company of Canada, as warrant agent (the "Warrant Agent") to be dated as of the date of Closing. Each whole Warrant will entitle the holder thereof to purchase one Common Share, subject to adjustment in certain circumstances, at a price of $6.25 per Common Share at any time at or prior to the close of business on the date that is 24 months from the date of Closing at which time the Warrants will become null and void.

Uranium Participation Corp. will appoint the principal transfer office of the Warrant Agent in Toronto as the location at which the Warrants may be surrendered for exercise, transfer or exchange.

The exercise price and the number of the Common Shares issuable upon exercise of the Warrants will be subject to adjustment in certain circumstances as more fully described below. Pursuant to the terms of the Warrant Indenture, Uranium Participation Corp. will be entitled to purchase in the market, by private contract or otherwise, any or all of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of the Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants);

(ii) the subdivision, redivision or change of Common Shares into a greater number of shares;

(iii) the reduction, combination or consolidation of Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of Common Shares, of shares of any class other than Common Shares rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security if the following additional events occur: (i) reclassifications of the Common Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of Uranium Participation Corp. with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of Common Shares into other shares); or (iii) the transfer of any of Uranium Participation Corp.'s undertaking or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

Uranium Participation Corp. will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, Uranium Participation Corp. will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Any subscription for fractional Common Shares will be deemed to be a subscription for the next smallest whole number of Common Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares or, if any are ever issued, Uranium Participation Corp.'s preferred shares, would have.

From time to time, Uranium Participation Corp. and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by ''extraordinary resolution'', which is defined in the Warrant Indenture as a resolution either:

(i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or

(ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

The Warrants may not be exercised, nor may Common Shares issuable upon exercise of the Warrants be offered or sold, in the U.S. unless sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act. See "Plan of Distribution".

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "Agency Agreement") dated April 29, 2005 among Uranium Participation Corp. and the Agents, the Agents have agreed to act as, and have been appointed as, exclusive Agents of Uranium Participation Corp. to offer the Units for sale to the public on a best efforts basis. The offer price per Unit was established by negotiation between the Agents and Uranium Participation Corp. The Agents will receive a fee of $0.25 per Unit upon closing and any reimbursement for out-of-pocket expenses incurred will be paid by Uranium Participation Corp. out of the cash proceeds of the Offering. See "Use of Proceeds".

Uranium Participation Corp. has granted to the Agents an option (the "Option"), exercisable up to 48 hours prior to closing of the Offering, to purchase up to an additional aggregate amount of $20,000,000 of Units at the offering price. If the Option is exercised in full, the total price to the public, Agents' Fee (as hereinafter defined) and net proceeds to Uranium Participation Corp. (before expenses) will be $100,000,000, $5,000,000 and $95,000,000, respectively (assuming the maximum Offering). This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares and Warrants comprising Units issuable on the exercise of the Option.

Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Agents exercisable within 30 days from the closing of the Offering, to purchase a maximum of 15% of the aggregate number of Units sold at closing of the Offering, at the offering price to cover over-allotments. If the Over-Allotment Option is exercised in full, the total price to the public, Agents' Fee (as hereinafter defined) and net proceeds to Uranium Participation Corp. (before expenses) will be $115,000,000, $5,750,000 and $109,250,000, respectively (assuming the maximum Offering and the exercise of the Option in full). This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares and Warrants comprising the Units issuable on the exercise of the Over-Allotment Option.

If subscriptions for a minimum of 12,000,000 Units have not been received within 90 days following the date of issuance of a final receipt for the prospectus, the Offering may not continue without the approval of the securities regulatory authority in each of the Provinces of Canada and the consent of those who have subscribed on or before such date. Under the terms of the Agency Agreement, the Agents may, at its discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events, terminate the Agency Agreement. Until Closing, cash proceeds from subscriptions will be held by the Agents. If the minimum Offering is not achieved and the necessary consents are not obtained or if the Closing does not occur for any reason, subscription proceeds received from prospective purchasers will be returned to such purchasers promptly without interest or deduction. Subscriptions for Units will be received subject to rejection or allotment in whole or in part. The right is reserved to close the subscription books at any time without notice. Closing will take place on or about May 10, 2005 or such later date that is on or before June 20, 2005 as may be agreed upon by Uranium Participation Corp. and the Agents.

Pursuant to policy statements of certain securities regulators, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the conditions that the bid or purchase not be engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under applicable by-laws and rules of the relevant self-regulatory authorities relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Such transactions, if commenced, may be discontinued at any time.

The Common Shares and Warrants comprising the Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the U.S. (as defined by Regulation S under the U.S. Securities Act), and may not be offered or sold within the U.S., provided, that Common Shares and Warrants comprising the Units may be offered and sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act. The Agents have agreed that they will not offer or sell any of the Common Shares or Warrants comprising the Units offered hereby within the U.S., except pursuant to exemptions from the registration requirements under the U.S. Securities Act and only as permitted by the Agency Agreement. In addition, until 40 days after commencement of this Offering, an offer or sale of Uranium Participation Corp.'s Common Shares and Warrants comprising the Units within the U.S. by any dealer (whether or not participating in the Offering) may violate the registration requirements under the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an appropriate exemption from the registration requirements under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares or Warrants comprising the Units in the U.S.

Certificates representing any Common Shares and Warrants which are sold in the U.S. will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

There is currently no public market for the Common Shares. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares under the symbol "U" and the Warrants under the symbol "U.WT". Listing will be subject to Uranium Participation Corp. fulfilling the listing requirements of the TSX on or before July 21, 2005.

Pursuant to the terms of the Agency Agreement, Uranium Participation Corp. has also agreed to grant to Sprott, one of the Agents, a right of first refusal for a period of two years following the Closing, to act as lead underwriter or agent any debt or equity financing transactions, or as advisor for any transaction pursuant to which Uranium Participation Corp. would retain a third party in respect of financial services, provided that the compensation payable to Sprott in respect thereof shall be equivalent to the compensation payable to investment dealers in comparable transactions.

CAPITALIZATION OF URANIUM PARTICIPATION CORP.

The following table sets forth the capitalization of Uranium Participation Corp. as at March 31, 2005, both before and after giving effect to this Offering.

			As at March 31, 2005 After giving effect to	
Designation	**Authorized**	**As at March 31, 2005**	**Minimum Offering[1]**	**Maximum Offering[1]**
Common Shares	Unlimited	$10 (1 Common Share)	$54,421,841[2] (12,000,000 Common Shares)	$72,770,080[2] (16,000,000 Common Shares)
Warrants	5,750,000	$0 (0 Warrants)	$1,933,159 (3,000,000 Warrants)	$2,584,920 (4,000,000 Warrants)
Total		$10	$56,355,000	$75,355,000

[1] Without giving effect to the exercise, if any, of the Option or the Over-Allotment Option.

[2] After deducting the Agents' Fee and the expenses of the Offering.

DIVIDEND POLICY

Other than the distribution discussed under the "Use of Proceeds" the Board of Directors has not established a policy of declaring cash dividends on the Common Shares. The declaration and payment of dividends are subject to the discretion of the Board of Directors and depend on, among other things, Uranium Participation Corp.'s financial condition, general business conditions and other factors that the Board of Directors may in the future consider to be relevant.

RISK FACTORS

An investment in the securities offered hereby involves a number of risks. In addition to the other information contained in this prospectus, prospective purchasers should give careful consideration to the following factors.

Risks Related to Uranium Participation Corp.'s Activities and the Industry

Uranium Price Volatility

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8, and are thus beyond Uranium Participation Corp.'s control.

Uranium Participation Corp. does not engage in any leasing, lending or hedging activities involving its U_3O_8, so the value of the Common Shares and Warrants will depend upon, and typically fluctuate with, fluctuations in the price of its U_3O_8.

The market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining, and may be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies; interest rates; and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

The fluctuation of the prices of U_3O_8 is illustrated by the following table, which sets forth, for the periods indicated, the highs and lows of the spot price for non-Common Wealth of Independent States origin U_3O_8:

Spot U_3O_8 Prices [1]
(U.S.\$/lb/U_3O_8)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Spot										
High	12.25	16.60	14.25	12.00	10.85	9.50	9.60	10.20	14.50	20.70
Low	9.70	12.90	10.30	8.75	9.60	7.10	7.25	9.70	10.10	15.50

(1) Source: The Ux Consulting Company, LLC.

The price of U_3O_8 is also tied directly to the worldwide electrical utility industry. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

No Public Market for U_3O_8

There is no public market for the sale of U_3O_8. Uranium Participation Corp., and the Manager on behalf of Uranium Participation Corp., may not be able to acquire U_3O_8, or once acquired, sell U_3O_8 for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of U_3O_8 is limited, with spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing U_3O_8 in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Participation Corp.

Foreign Exchange Rates

Uranium Participation Corp. purchases U_3O_8 in U.S. currency. However, Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and the Common Shares trade, in Canadian currency. Therefore, because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of the Common Shares.

Risks Associated with Converters

The Manager is required to ensure that the Converter or Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All U_3O_8 will be stored by licensed Converters. As the number of duly licensed Converters is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with Converters may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. will be funded from cash on hand from the proceeds of the Offering not otherwise invested in U_3O_8. See "Purpose of Uranium Participation Corp." Once such cash available has been expended, Uranium Participation Corp. will be required to generate cash resources from the sale of U_3O_8, debt incurrence or the sale of additional equity securities. There is no guarantee that any debt or additional equity or equity related securities will be available on terms acceptable to Uranium Participation Corp. or that Uranium Participation Corp. will be able to sell U_3O_8 in a timely or profitable manner.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for U_3O_8. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear Accident

An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Risks Related to the Structure of Uranium Participation Corp. and this Offering

Absence of Prior Public Market

Prior to the Offering there has been no public market for the Common Shares or Warrants. The initial public offering price has been determined by negotiation among Uranium Participation Corp. and the Agents based on several factors, and may bear no relationship to the price at which the Common Shares will trade in the public market subsequent to the Offering. See "Plan of Distribution".

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares will not be redeemable. In addition, Uranium Participation Corp.'s liquidity will rely principally on sales by Uranium Participation Corp. of U_3O_8. Accordingly, Uranium Participation Corp. is unlikely to have resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its U_3O_8 holdings.

Market Price of Common Shares and Warrants

The market price of the Common Shares is expected to be based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will trade above, at or below the NAV of Uranium Participation Corp. The market price of the Warrants will fluctuate as the market price of the Common Shares changes.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the Common Shareholders. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp., the Manager and the Agents and their respective affiliates, directors and officers may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp., and the directors and officers of the Manager have undertaken to devote such reasonable time as is required to properly fulfil their responsibilities in respect to the business and affairs of Uranium Participation Corp., as they arise from time to time.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager will enter into the Management Services Agreement prior to Closing pursuant to which the Manager will administer the activities of Uranium Participation Corp. See "Management of Uranium Participation Corp. – Management Services Agreement".

MATERIAL CONTRACTS

The only material contracts entered into by Uranium Participation Corp. to which it is or will become a party on or prior to the closing of this Offering are as follows:

1. the Management Services Agreement referred to under "Management of Uranium Participation Corp. – Management Services Agreement";

2. the Agency Agreement referred to under "Plan of Distribution"; and

3. the Warrant Indenture referred to under "Description of the Warrants".

Copies of the foregoing documents may be examined by prospective purchasers during normal business hours at the offices of Cassels Brock & Blackwell LLP, legal counsel to Uranium Participation Corp., Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, during the period of distribution of the securities offered hereby.

CERTAIN CANADIAN INCOME TAX MATTERS

In the opinion of Cassels Brock & Blackwell LLP counsel to Uranium Participation Corp., and Lang Michener LLP, counsel to the Agents, the following is a summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers of the Units offered by this prospectus who, within the meaning of the Tax Act, and at all relevant times, are or are deemed to be residents of Canada, deal with Uranium Participation Corp. at arm's length and are not affiliated with Uranium Participation Corp., and hold or will hold Common Shares and Warrants as capital property. The Common Shares and Warrants will generally be considered capital property to a purchaser unless either the purchaser holds such Common Shares and Warrants in the course of carrying on a business of buying and selling securities or the purchaser has acquired the Common Shares and Warrants in a transaction or transactions considered to be an adventure in the nature of trade. Certain purchasers who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares (and all other "Canadian securities") treated as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

The Tax Act contains certain provisions (the "Mark-to-Market Rules") relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules nor any proposed amendments thereto, and taxpayers that are "financial institutions" as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency "CRA"). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a purchaser to acquire Units. On October 31, 2003, the Minister of Finance released draft proposals regarding the deductibility of interest and other expenses (the "October 31, 2003 Tax Proposals") for public comment. In the Canadian federal budget of February 23, 2005, the Minister of Finance announced that an alternative proposal to replace the October 31, 2003 Tax Proposals would be released for comment at an early opportunity. The October 31, 2003 Tax Proposals or the alternative proposal could, among other things, adversely affect a purchaser who has borrowed money to acquire Common Shares and Warrants pursuant to this Offering. Moreover, the income and other tax consequences of acquiring, holding and disposing of Common Shares and Warrants will vary according to the status of the purchaser, the province or provinces in which the purchaser resides or carries on business and, generally, the purchaser's own particular circumstances. Accordingly, the following summary is of a general nature only and is not intended to constitute advice to any particular purchaser. Prospective purchasers should consult their own tax advisors with respect to the income tax consequences of investing in Common Shares and Warrants, based on the purchaser's particular circumstances.

Allocation of Purchase Price

A purchaser of a Unit offered by this prospectus will be required to allocate the price paid for a Unit on a reasonable basis between the Common Share and the one-quarter of a Warrant in order to determine their respective costs to the purchaser for purposes of the Tax Act. Uranium Participation Corp. will allocate $4.82 to each Common Share and $0.72 to each full Warrant. Although Uranium Participation Corp. believes this allocation to be reasonable, it is not binding upon the CRA.

Exercise of Warrants

No gain or loss will be realized by a holder upon exercise of a Warrant. When a Warrant is exercised, the cost to the holder of the Common Share thus acquired will be the aggregate of the adjusted cost base, for that holder, of the Warrant and the price paid for the Common Share upon exercise of the Warrant. The cost to a holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Warrant.

Expiry of Warrants

The expiry of an unexercised Warrant will generally result in a capital loss to the holder equal to the adjusted cost base of the Warrant to the holder immediately before its expiry.

Disposition of Common Shares and Warrants

In general, a disposition, or a deemed disposition, of a Common Share or of a Warrant (other than on the exercise or expiry thereof) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share or the Warrant, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Share or the Warrant. In the event a holder who acquires Common Shares also holds other Common Shares of Uranium Participation Corp., the adjusted cost base will be determined by averaging the adjusted cost base of all the Common Shares of that holder held as capital property. The adjusted cost base of a Warrant will generally be equal to the cost of the Warrant to the holder and will be averaged with the adjusted cost base of any other Warrants acquired by the holder.

Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the holder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the detailed rules contained in the Tax Act). Capital gains realized by an individual will be relevant in computing possible liability under the alternative minimum tax.

In the case of a holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

EXPERTS

Certain legal matters relating to the issue and sale of Units offered hereby will be passed upon by Cassels Brock & Blackwell LLP on behalf of Uranium Participation Corp. and by Lang Michener LLP on behalf of the Agents. As at the date hereof, neither the partners or associates of Cassels Brock & Blackwell LLP, as a group, nor the partners or associates of Lang Michener LLP, as a group, own any of the Common Shares.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of Units offered hereby will be passed upon on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP and on behalf of the Agents by Lang Michener LLP.

LEGAL PROCEEDINGS

Management of Uranium Participation Corp. is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to a purchaser of Common Shares.

PROMOTER AND PRINCIPAL SHAREHOLDER

The Manager may be considered to be the promoter of Uranium Participation Corp. within the meaning of the securities regulation of certain provinces of Canada. The Manager is the holder of the initial Common Share of Uranium Participation Corp., which will be redeemed by Uranium Participation Corp. at its issue price of $10 following the closing of this Offering. The Manager will not receive any additional direct or indirect benefits as a result of its relationship to Uranium Participation Corp. other than those described above under "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions".

Upon completion of this Offering, the only shareholders of Uranium Participation Corp. will be the purchasers of Common Shares offered by this prospectus.

AUDITORS, WARRANT AND TRANSFER AGENTS AND REGISTRAR

The auditors of Uranium Participation Corp. are PricewaterhouseCoopers LLP, Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario, Canada, M5K 1G8.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal transfer office in Toronto.

The warrant agent for the Warrants is Computershare Trust Company of Canada at its principal office in Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

ADDITIONAL INFORMATION

Following consummation of the Offering, Uranium Participation Corp. will be required to file reports and other information with the securities commissions in all provinces of Canada. These filings will be electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com).

GLOSSARY

concentrate:	The product resulting from the milling of uranium ore, typically containing 80 – 90% U_3O_8, which is also referred to as "yellowcake". It is usually measured in terms of pounds of contained U_3O_8 or kilograms of contained U.
Converter:	The operator of a facility licensed to receive, store and transform U_3O_8 into another chemical form suitable for subsequent processing.
depleted uranium tails:	Uranium where the U-235 content is below the naturally occurring 0.71% as the result of the enrichment process.
fission:	The physical reaction of splitting atoms in a chain reaction forming the basis for nuclear energy generation.
highly enriched uranium (HEU):	Any form of uranium with a U-235 concentration of 20% or higher.
isotope:	Different forms of atoms of the same element.
kgU:	Kilograms of uranium which is equal to pounds of U_3O_8 multiplied by 2.59978.
long-term price:	The price for product sold or purchased under contract for multiple deliveries beginning after one year.
megawatts:	1000 kilowatts.
natural uranium:	Uranium whose isotopic composition, as it occurs in nature (approximately 0.71% U-235), has not been altered.
plutonium:	A by-product of nuclear fission in reactors which can be recovered from spent fuel and recycled.
recycling:	The re-use of valuable products which arise from the processing of nuclear materials.
reprocessed uranium:	Uranium which has been recovered from the reprocessing of spent nuclear fuel.
spot price:	The price for product sold or purchased for delivery within one year.
U-235:	The only naturally occurring isotope of uranium which is capable of fission and is present in approximately 0.71% by weight in natural uranium.

U_3O_8:	Triuranium octoxide.
UF_6:	Uranium hexafloride, a compound of uranium produced during the conversion process, which is a gas above 56 degrees Celsius and thus suitable for use in the enrichment process of U_3O_8 into fuel for nuclear reactors.
uranium (U):	The heaviest naturally occurring element. It is metallic and slightly radioactive.
western world:	Includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, and Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, and the United States.
yellowcake:	The name often used for concentrates produced from the product resulting from the milling of uranium ore.

FINANCIAL STATEMENTS

Auditors' Report

To the Board of Directors of
Uranium Participation Corporation:

We have audited the balance sheet of Uranium Participation Corporation ("Uranium Participation Corp.") as at March 18, 2005. This balance sheet is the responsibility of Uranium Participation Corp.'s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of Uranium Participation Corp. as at March 18, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
March 22, 2005 (except for Note 3, which is dated April 29, 2005)

URANIUM PARTICIPATION CORPORATION

Balance Sheet
In Canadian dollars

As at March 18, 2005

	Actual
Assets	
Cash	$10
	$10
Shareholders' Equity	
Share Capital	$10

On behalf of the Board of Directors:

(Signed) Jeff Kennedy
Director

(Signed) Richard H. McCoy
Director

The accompanying notes are an integral part of this financial statement.

URANIUM PARTICIPATION CORPORATION

Notes to Balance Sheet
March 18, 2005

Note 1 – Uranium Participation Corporation ("Uranium Participation Corp.")

Uranium Participation Corp. was incorporated on March 15, 2005 under the laws of the Province of Ontario. It is an investment holding entity created to invest substantially all of its assets in uranium oxide concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings.

Note 2– Share Capital

Uranium Participation Corp. currently has one issued and outstanding share.

Note 3 – Subsequent Events

On April 29, 2005, the Company filed a prospectus with the intent to raise funds of a minimum of $60,000,000 and a maximum of $80,000,000, substantially all of these funds to be invested in uranium oxide concentrates in accordance with the Company's objectives.

The Company entered into a management services agreement with Denison Mines Inc. ("the Manager") effective March 30, 2005. The Company and the Manager are considered to be related parties by virtue of common officers. Under the terms of the agreement, Uranium Participation Corp. will pay the Manager a management fee, to be calculated based on the net asset value of Uranium Participation Corp., but subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8.

AUDITORS' CONSENT

We have read the prospectus of Uranium Participation Corporation ("Uranium Participation Corp.") dated April 29, 2005, relating to the sale and issue of Units of Uranium Participation Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of Uranium Participation Corp. of our report to the board of directors of Uranium Participation Corp. on the balance sheet as at March 18, 2005.

Our report is dated March 22, 2005 (except for Note 3, which is dated April 29, 2005).

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario

April 29, 2005

CERTIFICATE OF URANIUM PARTICIPATION CORPORATION AND THE PROMOTER

Dated: April 29, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

On behalf of Uranium Participation Corp.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James R. Anderson
Executive Vice President
and Chief Financial Officer

CERTIFICATE OF THE AGENTS

Dated: April 29, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act (*British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba,), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To our knowledge, this prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION

By: (Signed) Richard M. Cohen

TD SECURITIES INC.

By: (Signed) Ewan Mason

NATIONAL BANK FINANCIAL INC.

By: (Signed) Gordon J. Bogden

CANACCORD CAPITAL CORPORATION

By: (Signed) Jens Mayer

AGENCY AGREEMENT

April 29, 2005

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: E. Peter Farmer

– and –

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: James R. Anderson

Sprott Securities Inc., Dundee Securities Corporation, TD Securities Inc., National Bank Financial Inc. and Canaccord Capital Corporation (collectively, the "**Agents**" and each individually an "**Agent**") hereby accept the appointment from Uranium Participation Corporation (the "**Corporation**") to act as exclusive agents of the Corporation, in connection with the offering of a minimum of 12,000,000 units and a maximum of 16,000,000 units of the Corporation (the "**Offered Units**") at a price of $5.00 per Offered Unit (the "**Purchase Price**") to the public for minimum gross proceeds of $60,000,000 (the "**Minimum Offering**") and maximum gross proceeds of $80,000,000 (the "**Maximum Offering**"), on a best efforts basis, in accordance with the terms and conditions set forth herein. Each Offered Unit shall consist of one common share in the capital of the Corporation and one-quarter of one common share purchase warrant (a "**Warrant**"). Each whole Warrant will entitle the holder thereof to purchase an additional common share in the capital of the Corporation (a "**Warrant Share**") at a price of $6.25 per share at any time on or prior to the close of business on the date that is 24 months from the Closing Date (as hereinafter defined). The Warrants shall be issued pursuant to, and the exercise thereof shall be governed by, the provisions of a warrant indenture (the "**Warrant Indenture**") to be entered into between the Corporation and Computershare Trust Company of Canada, as warrant agent (the "**Warrant Agent**"), in the form and on terms satisfactory to the Corporation and the Agents acting reasonably and in accordance with the description in the Preliminary Prospectus (as hereinafter defined). Each Offered Unit shall be separated at the Closing Time (as hereinafter defined) into its common share and Warrant components. The offer of Units (as hereinafter defined) by the Corporation is hereinafter referred to as the "**Offering**".

The Agents shall have the option (the "**Option**"), which Option may be exercised in the Agents' sole discretion and without obligation, to purchase up to an additional 4,000,000 Offered Units which, if subscribed for hereunder, shall be deemed to form part of the Offered Units for the purposes hereof. The Option shall be exercisable by Sprott Securities Inc. ("**Sprott**") on behalf of the Agents, at any time up to 48 hours prior to the closing of the Offering, by delivering written notice to the Corporation prior to the expiry of the Option, after which time the Option shall be void and of no further force and effect.

The Corporation hereby grants to the Agents an over-allotment option (the "**Over-Allotment Option**") for the purpose of covering over-allotments, if any, to purchase a number of additional units of the

Corporation (the "**Additional Units**") equal to 15% of the number of Offered Units sold on the Closing Date (as hereinafter defined), upon the terms and conditions set forth herein. The Over-Allotment Option shall be exercisable into the Additional Units from time to time, in whole or in part, within 30 days from the closing of the Offering, by Sprott, on behalf of the Agents, giving written notice to the Corporation, specifying (i) the number of Additional Units to be purchased, and (ii) the Closing Date for the Additional Units, provided that such Closing Date shall be not less than three Business Days and no more than seven Business Days following the date of such notice. The Additional Units shall have attributes that are identical to the Offered Units. The Offered Units and the Additional Units are referred to collectively herein as the "**Units**".

The Agents understand that the Corporation has prepared and filed the Preliminary Prospectus with respect to the Offered Units, the Over-Allotment Option and the Additional Units, in each of the provinces of Canada.

In consideration of the agreement of the Agents to distribute the Units to the public, both directly and indirectly, the Corporation agrees to pay the Agency Fee (as hereinafter defined) to the Agents at the Closing Time.

The Corporation agrees that the Agents will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and that the Agents may determine the remuneration payable to such other dealers appointed by them, such remuneration to be payable by the Agents.

This offer is conditional upon and subject to the additional terms and conditions set forth below. All actions to be undertaken by the Agents in connection with the offering or sale of the Units in the United States, shall be undertaken through their respective U.S. Dealers.

DEFINITIONS

In this Agreement:

"**1933 Act**" means the United States Securities Act of 1933, as amended;

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Additional Units**" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"**affiliate**", "**distribution**", "**material change**", "**material fact**", "**misrepresentation**", and "**subsidiary**" when used in connection with the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment thereto shall have the respective meanings given to them under the Canadian Securities Laws;

"**Agency Fee**" shall have the meaning ascribed thereto in paragraph 5;

"**Agent**" and "**Agents**" shall have the meanings ascribed thereto in the first paragraph of this Agreement;

"**Agreement**" means the agreement resulting from the acceptance by the Corporation and the Manager of the offer made by the Agents by this Agreement;

"**Applicable Securities Laws**" means the Canadian Securities Laws;

"**Business Day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto;

"**Canadian Securities Laws**" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Jurisdictions;

"**Canadian Securities Regulators**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Claim**" has the meaning given to it in subparagraph 12(b);

"**Closing**" means the completion of the sale by the Corporation and the purchase by the Agents of the Units pursuant to the terms and conditions of this Agreement;

"**Closing Date**" means May 10, 2005, or such other date as the Corporation, the Manager and the Agents may agree upon in writing or as may be changed in accordance with subparagraph 4(c) of this Agreement and in the event the Over-Allotment Option is exercised, "Closing Date" shall mean each date on which the Agents have agreed to purchase the Additional Units in accordance with the terms of this Agreement;

"**Closing Time**" means 8:30 am (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree;

"**Common Shares**" means common shares in the capital of the Corporation;

"**Directed Selling Efforts**" means "directed selling efforts" as defined in Regulation S;

"**Final Prospectus**" means the (final) prospectus of the Corporation relating to the qualification for distribution of the Units and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"**Financial Information**" means the Corporation's financial statements included in the Final Prospectus together with any auditors' report thereon and the notes thereto;

"**Income Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Indemnified Party**" has the meaning given to it in subparagraph 12(b);

"**Indemnifiers**" has the meaning given to it in subparagraph 13(a);

"**Management Services Agreement**" means the agreement dated as of March 30, 2005, entered into between the Corporation and the Manager pursuant to which the Manager agreed to manage the Corporation's activities;

"**Manager**" means Denison Mines Inc., a corporation formed under the laws of the Province of Ontario;

"**Maximum Offering**" has the meaning given to it in first paragraph of this Agreement;

"**Minimum Offering**" has the meaning given to it in first paragraph of this Agreement;

"**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Canadian Securities Regulators; "**MRRS Decision Document**" means, in respect of a Canadian Securities

Regulator of a Qualifying Jurisdiction, the decision document, receipt or similar notice or document in respect of the Final Prospectus issued in accordance with the MRRS;

"**notice**" has the meaning given to it in paragraph 21;

"**Offered Units**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Offering**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"**Option**" shall have the meaning ascribed thereto in the second paragraph of this Agreement;

"**OSC**" means the Ontario Securities Commission;

"**Over-Allotment Option**" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"**Preliminary Prospectus**" means the preliminary prospectus dated March 29, 2005 and the amended and restated preliminary prospectus dated April 14, 2005 of the Corporation relating to the qualification for distribution of the Units and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"**Prospectus Amendment**" means any amendment or supplement to either of the Preliminary Prospectus or the Final Prospectus;

"**Purchase Price**" has the meaning ascribed thereto in the first paragraph of this Agreement;

"**Purchasers**" means, collectively, each of the purchasers of Units arranged by the Agents pursuant to the Offering, including if applicable, the Agents;

"**Qualifying Jurisdictions**" means all of the provinces of Canada;

"**Regulation S**" means Regulation S promulgated under the 1933 Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Shares**" means the common shares in the capital of the Corporation which form part of the Units;

"**Sprott**" means Sprott Securities Inc.;

"**Stock Exchange**" means the Toronto Stock Exchange;

"**Subsidiaries**" has the meaning ascribed thereto in the *Business Corporations Act* (Ontario);

"**Supplementary Material**" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed by or on behalf of the Corporation under Applicable Securities Laws in the Qualifying Jurisdictions with any of the Canadian Securities Regulators in connection with the distribution of, *inter alia,* the Units;

"**Transaction Agreements**" means the agreements listed under the heading "Material Contracts" in the Final Prospectus;

"**Transfer Agent**" means Computershare Investor Services Inc., at its principal office in the city of Toronto;

"**Units**" has the meaning ascribed thereto in the third paragraph of this Agreement;

"**U.S. Dealers**" means the U.S. broker-dealer affiliates of the Agents registered as such with the SEC under Section 15 of the 1934 Act who are members of the National Association of Securities Dealers, Inc. and which have been identified by the Agents to the Corporation in writing at or prior to the Closing Time on the Closing Date;

"**U.S. Person**" has the meaning given to that term in Regulation S;

"**U.S. Securities Laws**" means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof;

"**Warrant**" has the meaning ascribed thereto in the first paragraph of this Agreement and includes the Warrants which form part of the Units;

"**Warrant Agent**" has the meaning ascribed thereto in the first paragraph of this Agreement;

"**Warrant Indenture**" has the meaning ascribed thereto in the first paragraph of this Agreement; and

"**Warrant Shares**" has the meaning ascribed thereto in the first paragraph of this Agreement.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Nature of Transaction

(a) Subject to the terms and conditions of this Agreement, the Corporation hereby appoints the Agents as exclusive agents in connection with the offering of the Units. The Agents hereby accept such appointment and agree to act as agents, to use their commercially reasonable efforts to solicit, on a best efforts basis, offers to purchase a minimum of 12,000,000 and a maximum of 16,000,000 Offered Units, subject to such greater number of Offered Units upon exercise of the Option. Nothing herein shall obligate the Agents to purchase any Units under the Offering. If, and to the extent that, the Agents exercise the Over-Allotment Option to purchase, in whole or in part, the Additional Units, the Agents shall purchase from the Corporation and the Corporation shall issue and sell to the Agents, at the Closing Time on the applicable Closing Date, the number of Additional Units to be issued and sold pursuant to such exercise at the Purchase Price.

(b) The Corporation hereby agrees to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Units to the Purchasers, including by filing within the periods stipulated under Applicable Securities Laws and at the Corporation's expense, all forms required to be filed by the Corporation in connection with the Offering and paying all filing fees required to be paid in connection therewith. Subject to being notified by the Agents of the requirements thereof and upon request by the Agents, the Corporation also agrees to file within the periods stipulated under Applicable Securities Laws and at the Corporation's expense, all private placement forms required to be filed by them in connection with the Offering and agree to pay all filing fees required to be paid in connection therewith so that the distribution of the Units outside of the Qualifying Jurisdictions may lawfully occur but without the necessity of filing a prospectus or any similar disclosure document under applicable securities laws outside of the Qualifying Jurisdictions. The Agents agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. Each Agent agrees with the Corporation that it will only solicit Purchasers of Units in the United States in accordance with Schedule "A" to this Agreement.

2. Due Diligence

Prior to the filing of the Final Prospectus, the Corporation shall permit the Agents and their counsel to review and provide comments on drafts of the Final Prospectus and up to the Closing Time shall allow the Agents to conduct any due diligence investigations which each of them reasonably requires in order to fulfill its obligations as an agent under the Applicable Securities Laws and in order to enable such Agent to responsibly execute the certificate in the Final Prospectus required to be executed by it.

3. (a) Deliveries on Filing of Final Prospectus

No later than the time of filing of the Final Prospectus with the Canadian Securities Regulators, unless otherwise indicated below, the Corporation shall deliver to the Agents:

(i) a copy of the Final Prospectus, signed, filed and certified as required by the Applicable Securities Laws;

(ii) a copy of any other document required to be filed by the Corporation at or prior to the time of filing the Final Prospectus in compliance with Applicable Securities Laws in connection with the distribution of the Units;

(iii) a "long-form" comfort letter of PricewaterhouseCoopers LLP, dated as of the date of the Final Prospectus (with the requisite procedures to be completed by PricewaterhouseCoopers LLP within two Business Days of the date of the Final Prospectus), addressed to the Agents, the board of directors of the Corporation and the Manager, in form and substance satisfactory to the Agents, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditor's consent letters and comfort letters addressed to the Canadian Securities Regulators;

(iv) copies of correspondence indicating that the application for the listing and posting for trading on the Stock Exchange of the Shares, the Warrants and the Warrant Shares have been conditionally approved;

(v) an opinion of PricewaterhouseCoopers LLP addressed to the Agents, in form and substance satisfactory to the Agents and their counsel, to the effect that the French language version of the financial information contained in the Preliminary Prospectus and Final Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof; and

(vi) an opinion of Desjardins Ducharme Stein Monast addressed to the Agents, in form and substance satisfactory to the Agents and their counsel, to the effect that, except for the financial information of the Corporation, as to which they express no opinion, the French language version of each of the Preliminary Prospectus and the Final Prospectus is, in all material respects, a complete and accurate translation of the English version of each of the Preliminary Prospectus and the Final Prospectus, respectively.

(b) **Prospectus Amendments**

In the event that the Corporation is required by Applicable Securities Laws to prepare and file a Prospectus Amendment, the Corporation shall prepare and deliver promptly to the Agents signed and certified copies of such Prospectus Amendment. Any Prospectus Amendments shall be in form and substance satisfactory to the Agents acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Agents with respect to such Prospectus Amendment, documents similar to those referred to in clauses 3(a)(ii), (iii), (v) and (vi).

(c) **Commercial Copies**

The Corporation has caused commercial copies of the Preliminary Prospectus and shall cause commercial copies of the Final Prospectus to be delivered, without charge, to the Agents in Toronto and in such other cities in North America and in such quantities as the Agents may reasonably request by oral instructions to the printer of such documents. Such delivery of the Final Prospectus shall be effected as soon as possible after an MRRS Decision Document has been issued by the Canadian Securities Regulators for the Final Prospectus. Such deliveries shall constitute the consent of the Corporation to the Agents' use of the Preliminary Prospectus and Final Prospectus in connection with the distribution of the Units in the Qualifying Jurisdictions and in the United States in compliance with the provisions of this Agreement and applicable securities laws.

(d) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Agents may reasonably request to qualify the Units for offering and sale under the Applicable Securities Laws or "Blue Sky laws" of such United States or Canadian jurisdictions as the Agents may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Units until 90 days after the date hereof; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or bylaws or to qualify as a foreign corporation or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e) **Distribution of Units**

The Agents shall (and require any selling firm to agree with such Agents, for the benefit of the Corporation, to):

(i) offer the Units for sale to the public only as permitted by applicable law;

(ii) not solicit offers to purchase Units from, or sell Units to, any person resident in any jurisdiction other than the Qualifying Jurisdictions, except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Corporation to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;

(iii) not make use of any "green sheet" or information memorandum in respect of the Corporation that has not first been approved by the Corporation; and

(iv) offer and sell the Units in the United States only through the Agents' respective U.S. Dealers.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Agents shall:

(i) use their best efforts to complete the distribution of the Units as promptly as possible; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Agents, they have completed distribution of the Units and including a breakdown of the gross proceeds realized therefrom in each of the Qualifying Jurisdictions and, if applicable, in the United States.

4. Material Changes During Distribution

(a) **Material Changes in the Corporation**

During the period from the date of this Agreement to the completion of distribution of the Units, the Corporation shall promptly notify the Agents in writing of:

(i) any material change (actual, anticipated, or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation that is not otherwise referred to in the Final Prospectus;

(ii) any material fact which has arisen or been discovered that would have been required to have been stated in the Final Prospectus had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact)

contained in the Final Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying (to the extent that such compliance is required) with Applicable Securities Laws.

If at any time during the period from the date of this Agreement to the completion of distribution of the Units, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Agents, to amend or supplement the Final Prospectus, in order that the Final Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend or supplement the Final Prospectus, in order to comply with the requirements under Applicable Securities Laws or other applicable laws, the Corporation will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Final Prospectus comply with such laws, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Agents, after consultation with the Agents with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Agents any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this subparagraph (a).

(b) **Change in Applicable Securities Laws**

If during the period of distribution of the Units, there shall be any change in the Applicable Securities Laws which, in the opinion of the Agents, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Agents, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction where such filing is required.

(c) **Change in Closing Date**

If a material change occurs or an undisclosed material fact has arisen or been discovered prior to the Closing Date, then, subject to paragraph 11, the Closing Date shall be, unless the Corporation and the Agents otherwise agree in writing or unless otherwise required under the Applicable Securities Laws, the later of:

(i) the third Business Day following the date on which all applicable filings or other requirements of the Applicable Securities Laws with respect to such material change or change in a material fact have been made or complied with in all relevant jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Agents; and

(ii) the fifth Business Day following the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 3(b).

In no event, however, shall the Closing Date be later than June 20, 2005.

(d) **Notification**

During the period commencing on the date hereof until the Agents notify the Corporation of the completion of the distribution of the Units, the Corporation will promptly inform the Agents of the full particulars of:

(i) any request of any Canadian Securities Regulator for any amendment to the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or for any additional information in respect of the offering of the Units;

(ii) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulator, the Stock Exchange or any other competent authority, relating to the Final Prospectus or the distribution of the Units;

(iii) any notice or other correspondence received by the Corporation from any governmental body requesting any information, meeting or hearing relating to the Corporation, the Offering, the issue and sale of the Units or any other event or state of affairs, that the Corporation reasonably believes would have a material adverse effect on the business, assets, financial condition, liabilities or operations of the Corporation; or

(iv) the issuance by any Canadian Securities Regulator, the Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

5. Services Provided by Agents, Agency Fee and Option

In consideration for the Agents' services in assisting in the preparation of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments, in distributing the Units, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Units, the Corporation agrees to pay to the Agents a fee of $0.25 per Unit (the "**Agency Fee**"), which is equal to 5.0% of the gross proceeds of the Offering. The Agency Fee shall be payable as provided for in subparagraph 6(a). The Agency Fee shall be payable by way of set-off of the amount of the Agency Fee against, and deduction of the Agency Fee from, the Purchase Price. The reasonable fees of counsel to the Agents plus disbursements and Goods and Services Tax (as provided for in paragraph 15), shall also be payable by way of set-off of such amount against, and deduction of such amount from, the Purchase Price.

Each of the Agents represents and warrants to the Corporation as of the date of this Agreement and as of the Closing Date that it was not offered the Option in the United States, it was outside the United States at the time of executing this Agreement, it is not a U.S. Person, and it is not acquiring any of such securities pursuant to Directed Selling Efforts in the United States or for the account or benefit of any U.S. Person or person in the United States. Each of the Agents understands and acknowledges that the Option, Units, Shares and Warrants have not been and will not be registered under the 1933 Act or the securities laws of any state. As a result, (i) the Option, Units, Shares and Warrants may not be offered or

sold in the United States unless registered under the 1933 Act and all applicable state securities laws or exemptions from such registration requirements are available and (ii) the Option and Warrants may not be exercised in the United States or by or on behalf of a person in the United States or a U.S. Person unless such securities and the securities issuable upon exercise thereof have been registered under the 1933 Act and the applicable securities legislation of any such state or an exemption from such registration requirements is available, and that the Option and Warrants and all certificates issued in exchange therefor or in substitution thereof, will contain a legend in substantially the following form:

> "THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN THEM UNDER REGULATION S PROMULGATED PURSUANT TO THE SECURITIES ACT"

6. Delivery of Purchase Price, Agency Fee and Certificate

(a) **Deliveries**

The purchase and sale of the Units shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, or such other place as the Agents and the Corporation may agree upon.

At the Closing Time, the Corporation shall deliver to the Agents definitive certificates representing the Shares and Warrants forming part of the Units in favour of the Agents or their nominees, against payment by the Agents to the Corporation of the Purchase Price, less the Agency Fee, by wire transfer or in such other manner as may be mutually agreed upon, in Canadian dollars (if directed to do so by the Corporation, the Agents will deliver funds to the Corporation in U.S. dollars based on an exchange rate to be mutually agreed upon), together with a receipt signed by Sprott, on behalf of the Agents, for such definitive certificates and a receipt for the Agency Fee.

(b) **Delivery of Certificate(s) to Transfer Agent**

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Shares and Warrants, on the Closing Date, at the principal offices of the Transfer Agent in the City of Toronto for certificates representing such number of Shares and Warrants registered in such names as shall be designated by the Agents not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to the Transfer Agent and Warrant Agent in connection with the preparation, delivery, certification and exchange of the Shares and Warrants, contemplated by this subparagraph 6(b) and the fees and expenses payable to the Transfer Agent and Warrant Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Units.

7. Representations and Warranties of the Corporation

The Corporation and the Manager jointly and severally represent and warrant to the Agents, and acknowledge that the Agents are relying upon such representations and warranties, that:

(a) the Corporation is duly incorporated, organized and subsisting under the laws of Ontario and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(b) the Corporation is (i) a reporting issuer not in default in any material respect of any requirement under Canadian Securities Laws, and (ii) not in default in any material respect of any requirement under U.S. Securities Laws;

(c) the Corporation has the requisite power, authority and capacity to enter into this Agreement and the Transaction Agreements and to perform the transactions contemplated herein and therein and the Corporation has the requisite power, authority and capacity to own, lease and to operate its property and assets including licences or other similar rights and to carry on the business customarily carried on by it or as currently proposed to be carried on by it. The Corporation is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated except where such non-compliance or failure to obtain such licence, registration or qualification would not have a material adverse effect on the business or operations of the Corporation and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(d) all necessary action has been taken by the Corporation to authorize the execution and delivery by the Corporation of this Agreement and the Transaction Agreements and to authorize the performance by the Corporation of its obligations hereunder and thereunder, and this Agreement and each of the Transaction Agreements has been duly executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(e) the Corporation has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and to file such documents with the Canadian Securities Regulators, and all necessary action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and the Final Prospectus and the filing of each of them with the Canadian Securities Regulators;

(f) the Corporation is authorized to issue an unlimited number of Common Shares and upon completion of the Offering, the Corporation shall have that number of issued and outstanding Common Shares as set-out in the Final Prospectus under the heading "Capitalization of Uranium Participation Corp.", all of which will be fully paid and non-assessable and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or

option, for the purchase from the Corporation of any unissued Common Shares of the Corporation except as otherwise referred to in the Final Prospectus;

(g) the Stock Exchange has conditionally approved the listing of the Shares, the Warrants and the Warrant Shares, subject to the filing of certain documentation with the Stock Exchange and the payment of applicable listing fees;

(h) the Shares and Warrants have been, or prior to the Closing Time will be, duly authorized for issuance; the Warrant Shares have been duly authorized for issuance to holders of Warrants upon the due exercise of such Warrants in accordance with their terms; when a certificate for such Shares, Warrants and Warrant Shares is countersigned by the Transfer Agent or the Warrant Agent, as applicable, and issued, delivered and paid for, such Shares, Warrants and Warrant Shares, as applicable, will be validly issued and fully paid and all statements made in the Final Prospectus describing such securities will be accurate in all material respects;

(i) no agreement is currently in force or effect that in any manner affects the voting or control of any of the securities of the Corporation and, at the Closing time, no such agreement will be in force or effect;

(j) the Shares, Warrants and Warrant Shares are not, and at the Closing Time will not be, "foreign property" as defined in the Income Tax Act;

(k) at the Closing Time, the Shares, Warrants and Warrant Shares will not be precluded as investments under the statutes set forth in the Final Prospectus under the heading entitled "Eligibility for Investment", and will be qualified investments for Corporations governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Income Tax Act;

(l) the form and terms of the certificate for each of the Shares, Warrants and Warrant Shares will have been approved and adopted by the Corporation and do not conflict with the constating documents of the Corporation;

(m) except as disclosed in the Final Prospectus, to the best of the Corporation's knowledge, there is no action, proceeding or investigation pending or threatened against the Corporation before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the business or in the condition (financial or otherwise) of the Corporation or its properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or as contemplated by the Final Prospectus;

(n) the Financial Information has been prepared in conformity with Canadian generally accepted accounting principles;

(o) the Financial Information presents fairly in all material respects the financial position of the Corporation as at the date of such statements;

(p) the Corporation is not in violation of, and the execution and delivery of this Agreement and the Transaction Agreements and the performance by the Corporation of its

obligations under this Agreement and the Transaction Agreements will not result in any breach or, violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Corporation or any resolution of the directors or shareholders of the Corporation or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation;

(q) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Corporation in connection with the execution and delivery or with the performance by the Corporation of this Agreement except as disclosed in the Final Prospectus and compliance with the Applicable Securities Laws with regard to the distribution of the Units in the Qualifying Jurisdictions;

(r) to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or preventing the distribution of the Units in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(s) the Corporation is not, and upon consummation of the transactions contemplated hereby will not be, an "investment company" or an entity "controlled by an investment company" as such terms are defined in the *United States Investment Company Act of 1940*, as amended;

(t) to the knowledge of the Corporation, the Corporation is not a "related issuer" or "connected issuer" (as such terms are defined under the Canadian Securities Laws) of any Agent;

(u) as at their respective dates, each of the Preliminary Prospectus and the Final Prospectus comply in all material respects with the Canadian Securities Laws and, at the time of delivery of the Units to the Agents, the Final Prospectus will comply in all material respects with the Canadian Securities Laws;

(v) the Preliminary Prospectus and the Final Prospectus contain, full, true and plain disclosure of all material facts required to be stated therein relating to the Corporation, the operations of the Corporation and the Units, and as of their respective date of filing contain no untrue statement of a material fact and do not omit to state a material fact regarding the Corporation and its business and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Corporation by the Agents expressly for use in the Preliminary Prospectus or the Final Prospectus;

(w) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators or the SEC must be made publicly available or filed in

connection with the offering of the Units that have not been made publicly available or filed as required;

(x) the delivery by the Corporation of any signed Prospectus Amendment or material change report required to be filed under the Applicable Securities Laws will constitute a representation and warranty by the Corporation to the Agents that all the information and statements contained therein (except information and statements relating to the Agents) are true and correct and that no material information has been omitted therefrom which is necessary to make the statements contained therein not misleading;

(y) the Corporation does not require any license or other approval under the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "Environmental Laws" as hereinafter below) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets to carry on its business as described in the Prospectus (other than as such as has been obtained under Canadian Securities Laws); Environmental Laws means any foreign, federal, provincial, state or local laws or regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**") which affect or otherwise have any application to the Corporation or its business, properties and assets (taken as a whole), or to which the Corporation is otherwise subject. The Corporation does not require any license or other approval under any Environmental Laws to conduct its business;

(z) the Transfer Agent, at it principal offices in the City of Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares; and

(aa) the Warrant Agent has been duly appointed as agent in respect of the Warrants.

8. Representations and Warranties of the Manager

The Manager represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties, that:

(a) the Manager is duly incorporated, organized and subsisting under the laws of Ontario, and has all requisite power, capacity and authority to enter into and deliver this Agreement and the Transaction Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder;

(b) all necessary corporate action has been taken by the Manager to authorize the execution and delivery by the Manager of this Agreement and the Transaction Agreements to which it is a party, and to authorize the performance of its respective obligations thereunder, and each of this Agreement and the Transaction Agreements to which the Manager is a party has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against the Manager, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(c) the Manager has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and all necessary action has been taken by the Manager to authorize the execution and delivery of the Preliminary

Prospectus and the Final Prospectus and the filing of each of them with the Canadian Securities Regulators;

(d) the Manager is not in violation of, and the execution and delivery of this Agreement and the Transaction Agreements and the performance by the Manager of its obligations under this Agreement and the Transaction Agreements will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Manager or any resolution of the directors or shareholders of the Manager or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Manager;

(e) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Manager in connection with the execution and delivery or with the performance by the Manager of this Agreement;

(f) the Manager is in material compliance with each material license held by it and is not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, Environmental Laws) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets, except for such violations and defaults which, singly or in the aggregate, would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Manager;

9. Covenants of the Corporation

The Corporation hereby covenants to the Agents, and acknowledges that the Agents are relying on such covenants in connection with acting as exclusive agents of the Corporation for the Offering, that the Corporation shall:

(a) for a period of 24 months following the final Closing Date, use its commercially reasonable efforts to maintain its status as a reporting issuer under Canadian Securities Laws in the Qualifying Jurisdictions, not in default of any requirement of such Canadian Securities Laws;

(b) for a period of 90 days from the final Closing Date, not issue any additional securities in the capital of the Corporation without the prior written consent of Sprott, on behalf of the Agents, except in conjunction with this Agreement;

(c) use the net proceeds of the Offering for the purposes described in the Final Prospectus; and

(d) amend its By-laws to conform to the description of its By-laws as set-out in the Final Prospectus.

10. Conditions

The Agents' obligation to purchase the Units at the Closing Time is subject to the accuracy of the representations and warranties of the Corporation and of the Manager contained in this Agreement, both, unless otherwise expressed, as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) the Agents shall have received at the Closing Time an opinion addressed to the Agents and Lang Michener LLP, in form and substance satisfactory to the Agents and its counsel, acting reasonably, dated the Closing Date from counsel to the Corporation, Cassels Brock & Blackwell LLP, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Agents. In providing such opinion, such counsel may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada and Ontario and as to matters of fact, on certificates of the Transfer Agent, auditors, public and stock exchange officials, officers of Corporation or the Manager;

(b) the Agents shall have received at the Closing Time a legal opinion dated the Closing Date from the Agents' counsel, Lang Michener LLP, with respect to matters related to the transactions contemplated hereby reasonably requested by the Agents. In providing such opinion Lang Michener LLP shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada, British Columbia and Ontario respectively, and as to matters of fact, on certificates of the Transfer Agent, public and stock exchange officials and officers of the Corporation or the Manager. Lang Michener LLP shall also be entitled to rely upon the opinion of Cassels Brock & Blackwell LLP with respect to the matters relating to the Corporation and the Manager;

(c) the Agents shall have received at the Closing Time a letter dated the Closing Date from PricewaterhouseCoopers LLP addressed to the Agents and to the board of directors of the Corporation in form and substance satisfactory to the Agents, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Agents pursuant to subparagraph 3(a)(iii) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date which changes shall be acceptable to the Agents;

(d) the Agents shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Corporation addressed to the Agents and its counsel, with respect to the constating documents of the Corporation, all resolutions of the directors of the Corporation relating to this Agreement, the Transaction Agreements, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Agents may reasonably request;

(e) the Agents shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Manager addressed to the Agents and its counsel, with respect to the constating documents of the Manager, all resolutions of the directors of the Manager relating to this Agreement, the Transaction Agreements, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Agents may reasonably request;

(f) the Agents shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Corporation, addressed to the Agents certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, Shares, Warrants or Warrant Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Applicable Securities Laws or by any other regulatory authority;

(iii) the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(g) the Agents shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Manager, addressed to the Agents certifying for and on behalf of the Manager after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Manager, and (B) no transaction has been entered into by the Manager which is material to the Manager, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) the Manager has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii) the representations and warranties of the Manager contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(h) subscriptions for the minimum number of Offered Units as set out in the face page of the Final Prospectus and proceeds for the Minimum Offering shall have been received;

(i) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Units that have not been made publicly available as required; there are no documents required to be filed with the Canadian Securities Regulators in connection with the Final Prospectus that have not been filed as required and delivered to the Agents; there are no contracts, documents or other materials required to be described or referred to in the Final Prospectus that are not described, or referred to as required and delivered to the Agents;

(j) the Agents shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued Common Shares of the Corporation;

(k) the Agents shall have received at the Closing Time a certificate of the Warrant Agent dated the Closing Date and signed by an authorized officer of the Warrant Agent, confirming the issued Warrants of the Corporation;

(l) the Agents shall have received copies of all required approvals from the Stock Exchange in respect of the conditional listing and posting for trading of the Shares, Warrants and Warrant Shares on the Stock Exchange;

(m) the Agents and counsel for the Agents shall have received from the Corporation and the Manager such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Agents or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time;

(n) the Corporation shall have delivered to Sprott an executed copy of an agreement in the form of Schedule "B" attached hereto granting Sprott certain rights of first refusal;

(o) the execution and delivery by the Corporation and the Warrant Agent of the Warrant Indenture; and

(p) the Corporation shall have amended its By-laws to conform to the description of its By-laws as set-out in the Final Prospectus.

Until Closing, cash proceeds received from subscriptions will be held by the Agents. If at or prior to Closing, any of the conditions set-out in this section 10 are not satisfied or waived by the Agents in their sole discretion, or if the Closing does not occur for any reason, the subscription proceeds received form prospective Purchasers will be returned to such Purchasers promptly without interest of deduction.

11. Termination Rights

(a) Litigation

If any inquiry, action, suit, investigation or other proceeding, whether formal or informal is instituted, threatened or announced or any order is made by any federal, provincial or other governmental authority in relation to the Corporation, including without limitation, the Stock Exchange, Canadian

Securities Regulators or the SEC, which, in the reasonable opinion of the Agents, operates to prevent or restrict the distribution or trading of the Common Shares, Shares, Warrants or Warrant Shares or any other securities of the Corporation, each Agent shall be entitled, at its sole option, in accordance with subparagraph 11(g), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) **Disaster Out**

Each Agent shall be entitled, at its sole option, in accordance with subparagraph 11(g), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement, any material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Corporation, whether or not arising in the ordinary course of business, or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation, which in the opinion of each Agent adversely affects, or involves, or will adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation, in each case the effect of which is such as to make it, in the judgement of any Agent's opinion, impracticable to market the Units or to enforce contracts for the sale of the Units, or (iii) trading in any securities of the Corporation has been suspended or limited by the SEC or the OSC, or (iv) if a banking moratorium has been declared by Canadian, U.S. Federal or New York authorities.

(c) **Market Out**

Each Agent shall be entitled, at its sole option, in accordance with subparagraph 11(g), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time if the state of the financial markets is such that, in its reasonable opinion, the Units cannot be marketed profitably.

(d) **Material Change**

If, prior to the Closing Time, there should occur, or is discovered by any Agent, any material change or a change in any material fact such as is contemplated in subparagraph 4(a), which results in or in any Agent's reasonable opinion, is reasonably expected to have a materially adverse effect on the market price or value of the Units, each Agent shall be entitled, at its sole option, in accordance with subparagraph 11(g), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(e) **Change or Proposed Change to Income Tax Act or Tax Laws**

Each Agent shall be entitled, at its sole option, in accordance with subparagraph 11(g), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time if there is any change or the announcement of a proposed change to the Income Tax Act or any other tax laws of Canada or any other jurisdiction and such change could, in the opinion of the Agents (or any of them) acting reasonably, be expected to materially adversely affect or will materially adversely affect the market price, value or marketability of the Units.

(f) **Conditions**

The Corporation agrees that all terms and conditions of Section 10 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use all reasonable commercial efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle each Agent to

terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Agent only if such waiver or extension is in writing and signed by the Agent.

(g) **Exercise of Termination Rights**

The rights of termination contained in subparagraphs 11(a), (b), (c), (d), (e) and (f) are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Corporation or Manager in respect of any of the matters contemplated by this Agreement or otherwise. In the event that any Agent exercises such rights of termination, there shall be no further liability on the part of such Agent to the Corporation or on the part of the Corporation to such Agent except in respect of any liability which may have arisen or may later arise under paragraphs 12, 13 and 16.

12. Indemnity

(a) **Joint Indemnity**

The Corporation and the Manager jointly and severally indemnify and save harmless each of the Agents and their respective affiliates (which shall include, without limitation, each of the U.S. Dealers) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by such Agent in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to the Agents and provided by the Agents for use therein) contained in this Agreement, the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments thereto or supplements which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto, any fact (except facts relating solely to the Agents and provided by the Agents expressly for use therein), whether material or not, regarding the Corporation and the Manager and its business and affairs that is necessary to make any statement therein not misleading (in the case of the Preliminary Prospectus and Final Prospectus) in light of the circumstances in which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Agents and provided by the Agents expressly for use therein) in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable

Securities Laws (other than any failure or alleged failure to comply by the Agents), preventing or restricting the trading in or the sale or distribution of the Shares, Warrants or Warrant Shares in any of the Qualifying Jurisdictions;

(iv) the non-compliance or alleged noncompliance by the Corporation and the Manager with any of the Applicable Securities Laws, including, in the case of the Corporation, the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any breach by the Corporation or the Manager of their respective representations, warranties, covenants or obligations to be complied with under this Agreement.

In no event shall this indemnity enure to the benefit of an Agent, if (i) such indemnity is a result of or arises out of the recklessness or willful misconduct, gross negligence, dishonesty or fraudulent acts of such Agent; or (ii) a copy of the Final Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Agent to a person asserting any such losses, claims, damages or liabilities, if required by law so to have been delivered by such Agent to such person, at or prior to the written confirmation of the sale of the Units to such person, and if the Final Prospectus (as so amended or supplemented) delivered to such Agent a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Notification of Claims**

If any matter or thing contemplated by subparagraph 12(a) (any such matter or thing being referred to as a "**Claim**") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "**Indemnified Party**") will notify the Corporation and the Manager as soon as practically possible of the nature of such Claim (but the omission so to notify the Corporation or the Manager of any potential Claim shall not relieve the Corporation or the Manager from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation and the Manager of any actual Claim shall affect the Corporation's and the Manager's liability only to the extent that it is materially prejudiced by that failure). Subject to subparagraph 12(d), the Corporation and the Manager shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Manager or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation or the Manager shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. Neither the Corporation nor the Manager shall settle any Claim, or compromise a consent to any judgement unless such settlement, compromise or judgement (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Indemnified Parties who are party to this Agreement shall obtain and hold the rights and benefits of this paragraph in Corporation for and on behalf of such Indemnified Party.

(d) **Retaining Counsel**

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation and the Manager fail to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation, the Manager and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party, the Corporation and the Manager and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation or the Manager be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

13. Contribution

(a) **Contribution by the Corporation and the Manager**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 12 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 12, the Corporation and the Manager (collectively, the "**Indemnifiers**") and the Agents shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation and the Manager as a result of such losses, claims, damages, expenses, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Corporation and the Manager on the one hand and the Agents on the other hand from the offering of the Units; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation and the Manager on the one hand and the Agents on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), as well as any other relevant equitable considerations.

The relative benefits received by the Corporation and the Manager on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Agents but before deducting expenses) received (directly or indirectly) by the Corporation and the Manager from the issue and sale of the Units bears to the fee received by the Agents, in each case, as set out in the table on the face page of the English language version of the Final Prospectus. The relative fault of the Corporation and the Manager on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation and the Manager or to information supplied by or steps or actions taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities, costs or expenses (or claims,

actions, suits or proceedings in respect thereof) referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim. The Corporation, the Manager and the Agents agree that it would not be just and equitable if contribution pursuant to this paragraph 13 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above. A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that the claims, expenses, liabilities and losses were caused by that activity, be entitled to claim contributions therefor from any person who is not engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b) **Right of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph 13 shall be in addition to and not in derogation of any other right to contribution which the Agents may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that the Indemnifiers may be held to be entitled to contribution from the Agents under the provisions of any statute or at law, the Indemnifiers shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Agents are responsible, as determined in subparagraph 13(a), and

(ii) the amount of the fee actually received by the Agents from the Corporation under this Agreement.

(d) **Notice of Claim for Contribution**

Notification to the Corporation or the Manager of a Claim pursuant to subparagraph 12(b) shall be deemed to also constitute notice to the Corporation and the Manager that a claim for contribution by the Agents may arise and omission to so notify shall have similar effect.

(e) **Right of Contribution in Favour of Others**

The Corporation and the Manager hereby acknowledge and agree that, with respect to paragraphs 12 and 13 hereof, each Agent is contracting on its behalf and as agent for its affiliates and for its and its affiliates' directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard each Agent shall act as trustee for the Beneficiaries of the Corporation's and Manager's covenants under paragraphs 12 and 13 hereof with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

14. Severability

If any provision of paragraph 12 or 13 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

15. Expenses

All expenses of or incidental to the issue, sale and delivery of the Units and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Corporation including, without limitation, fees and expenses payable in connection with the qualification of the Units, the reasonable fees of counsel to the Agents plus disbursements and Goods and Services Tax, all fees and disbursements of counsel to the Corporation, Manager, local counsel and U.S. counsel, all fees and expenses of the Corporation's auditors, fees and expenses relating to the marketing of the Units (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Agents (including Agents' travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, Final Prospectus, Prospectus Amendments and certificates representing the Units. All amounts to be paid by the Corporation under this paragraph 15 shall be paid forthwith upon receiving an invoice therefor.

16. Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Corporation and the several Agents contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Units shall survive the purchase of the Units and shall continue in full force and effect unaffected by any subsequent disposition of the Units by the Agents or the termination of the Agents' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents or the Corporation, or any officer, director or controlling person of the Corporation in connection with the preparation of the Preliminary Prospectus or Final Prospectus or the distribution of the Units for a period of two years from the date hereof.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

19. Currency

All references herein to dollar amounts, unless otherwise indicated, are to lawful money of Canada.

20. Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

21. Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed to:

(i) the **Corporation** or the **Manager** at:

595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: E. Peter Farmer
Fax: (416) 979-5893

with a copy to:

Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
M5H 3C2

Attention: Norman F. Findlay
Fax: (416) 350-6944

(ii) the **Agents** at:

Sprott Securities Inc.
Royal Bank Plaza, South Tower
Suite 3450
Toronto, Ontario,
M5J 2J2

Attention: Peter Grosskopf
Fax: (416) 943-6496

Dundee Securities Corporation
20 Queen Street West
4th Floor
Toronto, Ontario,
M5H 3R3

Attention: David G. Anderson
Fax: (416) 350-3312

TD Securities Inc.
66 Wellington Street West, 8th Floor
P.O. Box 1, TD Bank Tower
Toronto, Ontario,
M5K 1A2

Attention: Ewan Mason
Fax: (416) 983-3176

National Bank Financial Inc.
The Exchange Tower, Suite 3200
130 King Street West
Toronto, Ontario
M5X 1J9

Attention: Gordon J. Bogden
Fax: (416) 869-8013

Canaccord Capital Corporation
Equity Capital Markets
320 Bay Street, Suite 1210
Toronto, Ontario,
M5H 4A6

Attention: Jens Mayer
Fax: (416) 869-3876

with a copy to:

Lang Michener LLP
BCE Place, Suite 2500
181 Bay Street
Toronto, Ontario
M5J 2T7

Attention: Philippe Tardif
Fax: (416) 365-1719

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

22. Action by Agents

All steps which must or may be taken by the Agents in connection with this Agreement, with the exception of the matters relating to termination contemplated by paragraph 11 or matters relating to indemnity and contribution contemplated by paragraphs 12 and 13, may be taken by Sprott on behalf of itself and the remaining Agents and the execution and delivery of this Agreement by the Corporation and the Agents shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Units to, Sprott. Sprott agrees to consult with the other Agents with respect to all material matters.

23. Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

24. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this agreement where indicated below and returning same to us whereupon this agreement as so accepted shall constitute an Agreement among us.

Yours very truly,

SPROTT SECURITIES INC.

By: *"Peter Grosskopf"*
Authorized Signatory

DUNDEE SECURITIES CORPORATION

By: *"Richard M. Cohen"*
Authorized Signatory

TD SECURITIES INC.

By: *"Ewan Mason"*
Authorized Signatory

NATIONAL BANK FINANCIAL INC.

By: *"Gordon J. Bogden"*
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: *"Craig Warren"*
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written.

URANIUM PARTICIPATION CORPORATION

By: *"E. Peter Farmer"*
Authorized Signatory

DENISON MINES INC.

By: *"James R. Anderson"*
Authorized Signatory

SCHEDULE "A"

TERMS FOR OFFERING TO U.S. PURCHASERS

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "Accredited Investor" means an "accredited investor" as that term is defined in Rule 501 of Regulation D;

(b) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units, Shares or Warrants and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such securities;

(c) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting Corporation certificates or depositary receipts by resident of the United States; and (2) any of the following: the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(d) "General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502 under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "SEC" means the United States Securities and Exchange Commission;

(h) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(i) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(j) "U.S. Person" means a U.S. person as that term is defined in Regulation S;

(k) "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(l) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Agents

Each Agent acknowledges that the Units and the Shares and Warrants comprising the Units have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each Agent represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Units except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 10 below. Accordingly, neither the Agent nor any of its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 10 below) (i) any offer to sell or any solicitation of an offer to buy, any Units to any person in the United States, (ii) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Agent, affiliate or person acting on behalf of such purchaser reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Units, Shares, Warrants and Warrant Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule "A" as apply to such Agent as if such provisions applied to such selling group member.

3. All offers and sales of Units in the United States or to, or for the account or benefit of, a U.S. Person shall be made only to Accredited Investors through U.S. broker-dealer affiliates of the Agents in compliance with all applicable U.S. broker-dealer requirements.

4. Offers and sales of Units in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States was or will be made only to Accredited Investors or in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. Immediately prior to soliciting any offeree, the Agents, the U.S. Affiliate, their affiliates and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree, and any person on behalf of whom such offeree is acquiring the Units, is an Accredited Investor, and at the time of completion of each sale to any such offerees, the Agents, the U.S. Affiliate, their affiliates, and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser designated by

such Agents or the U.S. Affiliate to purchase Units from the Corporation, and any person on behalf of whom such purchaser is acquiring the Units, is an Accredited Investor.

7. The Agents acting through their U.S. Affiliates, may offer the Units in the United States or to, or for the account or benefit of, a U.S. Person only to offerees with respect to which the Agents have a pre-existing relationship.

8. Prior to completion of any sale of Units in the United States, each U.S. purchaser thereof will be required to execute a Purchaser's Letter in the form attached hereto as Appendix I.

9. Each offeree in the United States shall be provided, prior to time of purchase of any Units, with a copy of the U.S. private placement offering memorandum (the "U.S. Placement Memorandum") attached to a copy of the Final Prospectus.

10. It will inform, and cause their U.S. Affiliates to inform, all purchasers of the Units in the United States or for the account or benefit of a U.S. Person that the Units have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D.

11. At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Units in the United States or who are purchasing for the account of or benefit of a U.S. Person.

12. At closing, each U.S. broker-dealer who sold any Units together with their Canadian affiliate will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Units in the United States or to, or for the account or benefit of, a U.S. Person.

13. Neither the Agents, their U.S. Affiliates, its respective affiliates or any person acting on their behalf (other than the Corporation, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Units.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer within the meaning of Regulation S and there is no Substantial U.S. Market Interest in any class of the Corporation's securities.

2. The Corporation is not, and as a result of the sale of the Units contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3. Except with respect to offers and sales to Accredited Investors within the United States or who are U.S. Persons in reliance upon any exemption from registration under Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D thereunder, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Units to any person in the United States or to, or for the account or benefit of, a U.S. Person; or (B) any sale of such securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person or (ii) the Corporation, its

affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States and not a U.S. Person or purchasing for the account or benefit of a U.S. Person.

4. During the period in which the Units are offered for sale and the Option and Warrants remain outstanding, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Units, pursuant to this Agreement.

5. None of the Corporation, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Units in the United States.

6. Except with respect to the offer and sale of the Units offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be "integrated" with the Offering and that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D or the exclusion from registration provided by Regulation S to be unavailable for offers and sales of the Units.

7. During the period in which the Units are offered for sale, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, their affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act.

8. The Corporation shall cause a Form D to be filed with the SEC within 15 days of the first sale of Units to a person in the United States or to, or for the account or benefit of, a U.S. Person and shall make such other filings as shall be required by applicable state securities laws to secure exemption from registration under such securities laws for the sale of the Units in such states.

9. Neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sales on Form D.

APPENDIX I TO SCHEDULE "A"

U.S. PURCHASER'S LETTER

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

and

[U.S. Broker-Dealer]

RE: Subscription for Units of Uranium Participation Corporation

Ladies and Gentlemen,

In connection with its agreement to irrevocably purchase Units (the "Units") of Uranium Participation Corporation (the "Corporation") with each Unit consisting of one common share in the capital of the Corporation and one-quarter of one common share purchase warrant (a "Warrant") and each whole Warrant entitling the holder thereof to purchase, for 24 months, an additional common share in the capital of the Corporation at a price of CDN$6.25 per share, the undersigned represents, warrants and covenants to you as follows:

1. It acknowledges that the Units have not been, and will not be, registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") and therefore the Units are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act and may be offered and sold only in transactions exempt from, or not subject to, the registration requirements of the 1933 Act and state securities or "Blue Sky" laws;

2. It is authorized to consummate the purchase of the Units;

3. It is aware that the offer and sale of Units to it is being made in reliance on a private placement exemption to "accredited investors" (as such term is defined in paragraph 4, below);

4. It is an accredited investor (as such term is defined in Rule 501(a) under the 1933 Act (an "Accredited Investor")) and is acquiring the Units for its own account or for the account of an Accredited Investor as to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Units in violation of United States federal or state securities laws. It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Units and is able to bear the economic risks of such investment. You (and, if the you are acting on behalf of a beneficial purchaser, such beneficial purchase) is an Accredited Investor as a result of satisfying the requirements of the paragraphs below to which you have affixed your initials (the line identified as "BP" is to be initialled by the you if the beneficial purchaser, if any, satisfies the requirements of the corresponding paragraph).

____

_________(BP) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are U.S. Accredited Investors;

____

_________(BP) Any private business development company as defined in Section 202(a)(22) of the Investments Advisers Act of 1940;

____

_________(BP) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership not formed for the specific purpose of acquiring the Purchased Securities, with total assets in excess of US$5,000,000;

____

_________(BP) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Purchased Securities, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

____

_________(BP) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Purchased Securities, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

____

_________(BP) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Purchased Securities, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

____

_________(BP) Any entity in which all of the equity owners are Accredited Investors;

5. It acknowledges that it has not purchased the Units as a result of any "general solicitation or general advertising" as such term is defined in Regulation D under the 1933 Act, which includes advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

6. It has received a copy, for its information only, of the Canadian Prospectus, together with the U.S. Offering Memorandum relating to the offering in the United States and it has not based its investment decision to acquire the Units on any representations or other information supplied by **[U.S. Broker-Dealer].**

7. It understands that if it decides to offer, sell or otherwise transfer any of the Units such securities may be offered, sold or otherwise transferred only, (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, or (iii) within the United States in accordance with the exemptions from registration under the 1933 Act provided by Rules 144 and 144A thereunder, if available, and in compliance with applicable state securities laws;

8. It understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Units, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

   "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF URANIUM PARTICIPATION CORPORATION (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 OR RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE UNITED STATES STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND, IF REQUESTED BY THE CORPORATION, HAS THEREFORE FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.

   DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION AND, IF REQUESTED BY THE CORPORATION OR THE TRANSFER AGENT, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, EACH IN A FORM SATISFACTORY TO

COMPUTERSHARE INVESTOR SERVICES INC. AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided, that if Units are being sold under paragraph (7)(ii) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc. as registrar and transfer agent, as set forth in Annex A hereto (or as the Corporation may prescribe from time to time) and, if requested by the Corporation or its transfer agent, an opinion of counsel of recognized standing, in form and substance satisfactory to the transfer agent and the Corporation, to the effect that such sale of securities is being made in compliance with Rule 904; and provided, further, that, if any such securities are being sold pursuant to Rule 144, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

9. It understands and acknowledges that the Warrants and Warrant Shares have not been registered under the 1933 Act or the securities laws of any state and, as a result, the Warrants may not be exercised in the United States or by or on behalf of a Person in the United States or a U.S. Person unless the Warrants and the Warrant Shares have been registered under the 1933 Act and the applicable securities legislation of any such state or an exemption from such registration requirements is available, and that the certificates representing the Warrants and all certificates issued in exchange therefor or in substitution thereof, will contain a legend in substantially the following form:

   "THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN THEM UNDER REGULATION S PROMULGATED PURSUANT TO THE SECURITIES ACT"

10. It acknowledges that **[U.S. Broker-Dealer]** is acting as agent for the Corporation and not for the Subscriber;

11. It acknowledges that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Units in the United States;

12. It understands and agrees that the financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

13. The Corporation has provided it with the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and it has had access to such information concerning the Corporation as it has considered necessary or appropriate in connection with its investment decision to acquire the Units;

14. It is acquiring the Units for investment purposes only and not with a view to any resale, distribution or other disposition of the Units in violation of the United States securities laws;

15. It understands that the Corporation is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the 1933 Act;

16. It consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Units in order to implement the restrictions on transfer set forth and described herein;

17. The address of the Subscriber at which it received and accepted the offer to purchase the Units is the address listed on the signature page of this Subscription Agreement and the Subscriber has not been formed for the specific purpose of acquiring the Units;

18. Upon acceptance, this Subscription Agreement will constitute a legal, valid and binding contract enforceable against the Subscriber in accordance with its terms and will not violate or conflict with the terms of any restriction, agreement or undertaking made by it or to which it or its properties is or are subject, and the Subscriber is authorized and otherwise empowered to purchase and hold the Units; and

19. In the case of a purchase by the Subscriber of Units acting as trustee or as agent for a beneficiary or principal, whether disclosed or undisclosed, the Subscriber is duly authorized to execute and deliver this Subscription Agreement on behalf of such beneficiary or principal.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Units. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Units and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Units.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

A certified check or bank draft in the amount set forth on the next page accompanies this letter.

Execution by the Subscriber:

EXECUTED by the Subscriber this _______ day of ______________, 2005.

Number of Units	Total Purchase Price (Number of Units x CDN$5.00)
by: Authorized Signatory	(Subscriber's Residential or Head Office Address)
Name of the Subscriber *(please print)*	(Telephone Number)
Name and Official Capacity or Title of Authorized Signatory *(please print)*	(Facsimile Number)

Registration Instructions (if other than in name of Subscriber):	**Certificate Delivery Instructions (if other than the address above):**
Name and Address *(as it should appear on the certificates)*	Address
Account reference, if applicable	Account reference, if applicable
Address of Intermediary	Contact Name
	( ) Telephone Number

ANNEX A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Investor Services Inc., Toronto, Ontario
as registrar and transfer agent for the Units of Uranium Participation Corporation

The undersigned (a) acknowledges that the sale of the securities of Uranium Participation Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ____________________

[Seller]
By: ______________________________
Name:
Title:

APPENDIX II TO SCHEDULE "A"

AGENTS' CERTIFICATE

In connection with the private placement in the United States of units (the "Units") of Uranium Participation Corporation (the "Corporation") pursuant to the Agency Agreement dated April 29, 2005, among the Corporation, Denison Mines Inc. and the Agents named therein (the "Agency Agreement"), the undersigned does hereby certify as follows:

(i) each U.S. affiliate of the undersigned Agent (a "U.S. Agent") who offered or sold Units in the United States, or to, or for the account or benefit of, a U.S. Person, is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii) all offers and sales of Units in the United States, or to, or for the account or benefit of, a U.S. Person, have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) each offeree was provided with a copy of the U.S. Placement Memorandum, including the Final Prospectus relating to the offering of the Units and a confidential U.S. covering memorandum for the offering of the Units in the United States, or to, or for the account or benefit of, a U.S. Person;

(iv) immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an "accredited investor" as defined in Rule 501 of Regulation D (an "Accredited Investor") under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and, on the date hereof, we continue to believe that each person in the United States or U.S. person purchasing Units from us is an Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States or to U.S. persons;

(vi) the offering of the Units in the United States, or to, or for the account or benefit of, a U.S. Person, has been conducted by us through our U.S. affiliates in accordance with the terms of the Agency Agreement; and

(vii) prior to any sale of Units in the United States, or to, or for the account or benefit of, a U.S. Person, we caused each U.S. purchaser to execute a U.S. Purchaser's Letter in the form of Appendix I to Schedule "A" to the Agency Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated this __ day of __________, 2005.

[CANADIAN AGENT]		**[U.S. AFFILIATE OF CANADIAN AGENT]**	
By:	______________________	By:	______________________
Name:	______________________	Name:	______________________
Title:	______________________	Title:	______________________

SCHEDULE "B"

Sprott Securities Inc.
Royal Bank Plaza, South Tower
Suite 3450
Toronto, Ontario
M5J 2J2

Attention: Peter F. Grosskopf
President

Re: Uranium Participation Corporation (the "Corporation")

In connection with the closing of the Corporation's initial public offering (the "**Offering**") of units ("**Units**"), with each Unit consisting of one common share of the Corporation and one-quarter of one common share purchase warrant, the Corporation hereby grants to Sprott Securities Inc. ("**Sprott**"), for two years from the closing of the Offering, a right of first refusal to act as lead underwriter and advisor for any debt or equity financing transaction undertaken by the Corporation or other transaction (collectively, a "**Transaction**") in respect of which the Corporation proposes to retain a financial advisor, provided that the compensation payable to Sprott in respect thereof shall be negotiated in good faith and equivalent to the compensation payable to investment dealers in respect of comparable transactions. The Corporation shall give Sprott 10 business days' advance written notice of any proposal to retain a lead underwriter or advisor in respect of a Transaction, and shall provide Sprott with the details of, and, for a period of five business days, an opportunity to match the terms proposed by any other party proposing to act as lead underwriter or adviser in connection with such Transaction.

Yours truly,

URANIUM PARTICIPATION CORPORATION

Per: ________________________________
Name:
Title:

Accepted and agreed to this _____ day of _______________, 2005.

SPROTT SECURITIES INC.

Per: ________________________________
Name:
Title:

Lang Michener LLP
Lawyers – Patent & Trade Mark Agents

BCE Place, 181 Bay Street, Suite 2500
P.O. Box 747
Toronto ON M5J 2T7
Canada

Telephone: 416-360-8600
Facsimile: 416-365-1719

Reply to:
Philippe Tardif
Direct dial: 416-307-4085
Direct fax: 416-304-3761
ptardif@langmichener.ca

April 29, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator of Securities – New Brunswick
Department of Community Affairs & Attorney General – Prince Edward Island
Securities Division Department of Government Services and Lands – Newfoundland

Dear Sirs/Mesdames:

Re: Uranium Participation Corporation

We refer to the (final) short form prospectus (the "Prospectus") of Uranium Participation Corporation dated April 29, 2005.

We hereby consent to the reference to our firm name in the Prospectus under the headings "Experts" and "Legal Matters" and to the reference to our firm name and opinion under the headings "Eligibility for Investment" and "Certain Canadian Income Tax Matters" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there is any misrepresentation in the information contained in the Prospectus that:

(a) is derived from our opinion referred to above; or
(b) is within our knowledge as a result of the services we performed to render such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to, in whole or in part, in any document, nor is it to be published, circulated or furnished, in whole or in part, to any other person or company, nor should it be relied upon by any other person.

Yours truly,

Lang Michener LLP



CASSELS BROCK
LAWYERS

April 29, 2005

FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Uranium Participation Corporation (the "Company")
Final Prospectus dated April 29, 2005

We refer to the final prospectus dated April 29, 2005 (the "Prospectus") of the Corporation relating to the sale of subscription receipts.

We, as counsel to the Company, hereby consent to the reference to our firm opinion under the headings "Eligibility for Investment" and "Certain Canadian Income Tax Considerations" and to the reference to our firm name on the face page of the Prospectus and under the headings "Legal Matters" and "Experts".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document.

Yours truly,

Cassels Brock & Blackwell LLP

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut

Auditors' Consent

We have read the prospectus of **Uranium Participation Corporation** ("Uranium Participation Corp.") dated April 29, 2005, relating to the sale and issue of units of Uranium Participation Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of Uranium Participation Corp. of our report to the board of directors of Uranium Participation Corp. on the balance sheet as at March 18, 2005.

Our report is dated March 22, 2005 (except for Note 3, which is dated April 29, 2005).

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

April 29, 2005



Ontario Securities Commission

Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for the Prospectus of the above Issuer dated April 29th, 2005.

DATED at Toronto this 29th day of April, 2005.

Leslie Byberg

Leslie Byberg
Manager, Investment Funds Branch

SEDAR Project #756733

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-1521

NUMÉRO DE PROJET SÉDAR: 756733

DOSSIER N° : 24121

Objet : Uranium Participation Corporation
Demande de visa

Vu la demande présentée le 31 mars 2005;

vu les articles 11, 13 et 14 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu l'Instruction générale Q-28, *Exigences générales relatives aux prospectus*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers,* L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus du 29 avril 2005 de Uranium Participation Corporation concernant le placement de 23 000 000 d'unités au prix de 5,00 $ l'unité, chaque unité étant composée d'une action ordinaire et d'un quart de un bon de souscription, chaque bon entier permettant à son détenteur de souscrire à une action ordinaire au prix de 6,25 $ l'action pendant une période de 24 mois après la clôture du placement.

Le visa prend effet le 29 avril 2005.

(s) Eve Poirier
Eve Poirier
Chef du Service du financement des sociétés

KB/pg



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Uranium Participation Corporation

Receipt for (Final) Prospectus dated **April 29th, 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **29th** day of **April, 2005**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #**756733**

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces of Manitoba, Prince Edward Island and Newfoundland and Labrador, and a copy of this amended and restated preliminary prospectus has been filed with the securities regulators in each of the provinces of Canada but has not yet become final for the purpose of the sale of the securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Accordingly, the securities will only be offered or sold within the United States to a limited number of "accredited investors" pursuant to Regulation D under the U.S. Securities Act and thereafter may only be reoffered or resold in the United States or to a U.S. person pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

and

AMENDED AND RESTATED PRELIMINARY PROSPECTUS

<u>*Initial Public Offering*</u>

April 14, 2005

Uranium Participation Corporation

Minimum $60,000,000 (● Units)

Maximum $80,000,000 (●Units)

This prospectus qualifies the distribution (the "Offering") of a minimum of ● common shares and ● common share purchase warrants (the "Warrants") and a maximum of ● common shares and ● Warrants in the capital of Uranium Participation Corporation ("Uranium Participation Corp.") to be issued as units (the "Units"). Each Unit consists of one common share in the capital of Uranium Participation Corp. (the "Common Shares" and each a "Common Share") and one-quarter of one Warrant at a price of ● per Unit.

Each whole Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share at a price of $ ● per Common Share at any time on or prior to the close of business on the date that is 24 months from the closing of the Offering, after which time the Warrant will be null and void. See "Description of the Warrants".

Uranium Participation Corp. is a corporation established under the *Business Corporations Act* (Ontario) ("OBCA") on March 15, 2005. Uranium Participation Corp. has been created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8"). Uranium Participation Corp. will use substantially all of the gross proceeds of the Offering to acquire U_3O_8. See "Use of Proceeds".

An investment in the Units is subject to a number of risks that should be considered by a prospective purchaser. Uranium Participation Corp. is not a mutual fund and an investment in Units is not redeemable. The primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings. Uranium Participation Corp. does not anticipate paying regular distributions to shareholders. See "Risk Factors".

There is currently no market through which the Common Shares or Warrants may be sold and purchasers may not be able to resell securities purchased under this prospectus. Uranium Participation Corp. has applied to list the Common Shares on the Toronto Stock Exchange (the "TSX") under the symbol "U". Listing will be subject to Uranium Participation Corp. fulfilling the listing requirements of the TSX.

Uranium Participation Corp. may purchase U_3O_8 from the Manager (defined below), provided that approval of a majority of independent directors of Uranium Participation Corp. is obtained for any purchases over $1,000,000. See "Purpose of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

PRICE $● PER UNIT

	Price to the Public [1]	Agents' Fee	Net Proceeds to Uranium Participation Corp. [2]
Per Unit	$●	$●	$●
Total Minimum Offering [3][4][5]	$●	$●	$●
Total Maximum Offering [4][5]	$●	$●	$●

Notes:

(1) The price of the Units has been determined by negotiation between Uranium Participation Corp. and the Agents (as hereinafter defined).

(2) Before deducting expenses of the Offering, estimated at $● (assuming the minimum Offering) and $● (assuming the maximum Offering) which, together with the Agents' fee, will be paid by Uranium Participation Corp. out of the proceeds of the Offering.

(3) The Offering will not be completed unless a minimum of ● Units are sold. If subscriptions for a minimum of ● Units have not been received within 90 days following the date of issuance of a final receipt for the prospectus, the Offering may not continue without the consent of those who have subscribed on or before such date.

(4) Uranium Participation Corp. has granted to the Agents an option (the "Option"), exercisable up to 48 hours prior to closing of the Offering, to purchase up to an additional aggregate amount of $20,000,000 of Units, on the same terms as set forth above. If the Option is exercised in full, the "Price to the Public", "Agents' Fee" and "Net Proceeds to Uranium Participation Corp." will be $●, $● and $●, respectively. This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares and Warrants comprising Units issuable on the exercise of the Option.

(5) Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Agents, exercisable within ● days from the closing of the Offering, to purchase a maximum of 15% of the aggregate number of Units sold at closing of the Offering, on the same terms as set forth above. If the Over-Allotment Option is exercised in full, the "Price to the Public", "Agents' Fee" and "Net Proceeds to Uranium Participation Corp." will be $●, $● and $●, respectively, assuming the maximum Offering and the exercise in full of the Option. This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares and Warrants comprising the Units issuable on the exercise of the Over-Allotment Option.

Sprott Securities Inc. ("Sprott"), Dundee Securities Corporation, TD Securities Inc., National Bank Financial Inc. and Canaccord Capital Corporation (collectively the "Agents") offer the Units, on a best efforts basis, if, as and when issued by Uranium Participation Corp. in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP, and on behalf of the Agents by Lang Michener LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on or about the date of the closing, which is expected to occur on or about ●, 2005, or such other date as Uranium Participation Corp. and the Agents may agree, but in any event no later than ●, 2005 (the "Closing").

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel for Uranium Participation Corp., and Lang Michener LLP, counsel for the Agents, provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, and, in the case of the Warrants, Uranium Participation Corp. deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Plan (as herein defined), the Common Shares and Warrants comprising the Units will be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively the "Plans"). In the opinion of such counsel, based in part on a certificate of Uranium Participation Corp. as to certain factual matters, the Common Shares and Warrants comprising the Units, if issued on the date hereof, would not constitute "foreign property" for the purposes of computing the tax imposed under Part XI of the Tax Act on Plans (other than registered education savings plans), registered investments and other tax exempt entities, including most registered pension funds or plans. Registered education savings plans are not subject to the foreign property rules.

Tax proposals to amend the Tax Act tabled in the House of Commons on February 23, 2005 by the Minister of Finance (Canada), if enacted as proposed, would eliminate the limit in respect of "foreign property" that may be held by pension funds and deferred income plans for months that end in 2005 and subsequent calendar years. There can be no assurances that this proposal will be enacted.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are "forward-looking statements" which reflect the Manager's expectations regarding Uranium Participation Corp.'s future growth, supply and demand for U_3O_8, any appreciation in the value of U_3O_8, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Some of these risks, uncertainties and other factors are described in this prospectus under the heading "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what Uranium Participation Corp. and the Manager believe to be reasonable assumptions, neither Uranium Participation Corp. nor the Manager can assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and neither Uranium Participation Corp. nor the Manager assumes any obligation to update or revise them to reflect new events or circumstances.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial statements contained elsewhere in this prospectus. Certain terms used in this summary are defined elsewhere in this prospectus. See also "Glossary" for relevant definitions of certain uranium industry terms.

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" are to Canadian dollars and references to "US$" are to American dollars. Unless noted otherwise, all amounts also assume that the Agents have not exercised the Option or the Over-Allotment Option.

URANIUM PARTICIPATION CORP.

Uranium Participation Corporation ("Uranium Participation Corp.") is a corporation established pursuant to the *Business Corporations Act* (Ontario) on March 15, 2005 to invest in, hold and sell U_3O_8. The principal and head office of Uranium Participation Corp. is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. Uranium Participation Corp.'s registered address is 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2. See "Uranium Participation Corp."

PURPOSE OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is an investment holding entity created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings of U_3O_8. The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8, which will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. Investors in Uranium Participation Corp. will have the ability to effectively invest in U_3O_8 in a manner that does not directly include the risks associated with ownership of companies that explore for, mine and process uranium.

THE OFFERING

Offering: Units of Uranium Participation Corp. Each Unit consists of one Common Share and one-quarter of one Warrant.

Amount: Minimum: $60,000,000 (●Units)

Maximum: $80,000,000 (●Units)

Price: $● per Unit payable on Closing of the Offering.

Use of Proceeds: The estimated net proceeds from this Offering, after deducting fees payable to the Agents and the expenses of the Offering, will be $●. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8. The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt. See "Use of Proceeds".

Option: Uranium Participation Corp. has granted to the Agents an Option, exercisable for a period of 48 hours prior to the Closing, to purchase an additional aggregate amount of $20,000,000 of Units at the offering price. If the Option is exercised, at least 85% of the gross proceeds received by Uranium

Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".

Over-Allotment Option:

Uranium Participation Corp. has granted to the Agents an Over-Allotment Option, exercisable for a period of ● days from the Closing, to purchase a maximum of 15% of the aggregate number of Units sold at Closing, at the offering price. If the Over-Allotment Option is exercised, at least 85% of the gross proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".

Manager:

Uranium Participation Corp. and Denison Mines Inc. (the "Manager") will enter into a management services agreement (the "Management Services Agreement") prior to Closing. The Management Services Agreement will be for an initial term of five years and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days previous written notice. Uranium Participation Corp. will also have the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. Pursuant to the Management Services Agreement, the Manager will be required to manage Uranium Participation Corp.'s activities in an efficient, timely and professional manner in accordance with reasonable and prudent business practices and will be paid by Uranium Participation Corp. an amount based on the net asset value of Uranium Participation Corp., subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8. See "Management of Uranium Participation Corp. – Management Services Agreement".

Uranium Participation Corp. may purchase U_3O_8 from the Manager, provided that approval of a majority of directors is obtained for any purchases over $1,000,000. See "Purpose of Uranium Participation Corp. - Investment Policies" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

Risk Factors:

An investment in the Units involves a number of risk factors. The price of the Common Shares will be affected by the potential volatility of uranium prices, which are influenced by economic and political considerations. Additional risks associated with an investment in the Units, include: (i) uranium price volatility; (ii) no public market for U_3O_8; (iii) foreign exchange rates; (iv) risks associated with Converters; (v) lack of operational liquidity (vi) competition from other energy sources and public acceptance of nuclear energy; (vii) nuclear accident; (viii) absence of prior public market; (ix) lack of investment liquidity; (x) market price of the Common Shares and Warrants underlying the Units; (xi) reliance on the Board of Directors and the Manager; (xii) resignation by the Manager; (xiii) conflict of interest and (xiv) regulatory changes. See "Risk Factors".

Summary of Expenses:

In addition to the Agents' Fee of $● to $●, the expenses of the Offering are estimated to be approximately $● to $●. The estimated annual expenses payable by Uranium Participation Corp., are anticipated to be approximately $1.35 million in the aggregate, and include: (i) storage and holding of U_3O_8 - $100,000; (ii) insurance - $70,000; (iii) capital taxes - $300,000 (capital taxes may be reduced in certain circumstances); (iv) shareholder communication and listing fees - $250,000; (v) the Manager's fee - $400,000 (minimum); and (vi) other/administrative expenses - $230,000. These annual expenses are subject to an increase in fee payable to the Manager if the net asset value of Uranium Participation Corp. exceeds $100 million. See "Management of Uranium Participation Corp. – Management Services Agreement".

URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. will be administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). See "Management of Uranium Participation Corp." and "Description of Uranium Participation Corp."

The principal and head office of Uranium Participation Corp. is located at 595 Bay St., Suite 402, Toronto, Ontario, M5G 2C2. Uranium Participation Corp.'s registered address is Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

PURPOSE OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest substantially all of its assets in U_3O_8, with the primary investment objective of achieving appreciation in the value of its U_3O_8. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in U_3O_8. An investment in the Units provides an investment alternative for investors interested in investing directly in U_3O_8. The Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in U_3O_8 in a manner that does not directly include risks associated with investments in companies that explore for, mine and process uranium.

All U_3O_8 owned by Uranium Participation Corp. will be stored by a small number of licensed operators (the "Converter" or collectively, the "Converters") at licensed uranium conversion facilities in Canada, France, the United Kingdom and/or the United States. The Manager, on behalf of Uranium Participation Corp., will negotiate storage arrangements with the Converters. The Manager is required to ensure that Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. See "Management of Uranium Participation Corp. – Management Services Agreement". Neither Uranium Participation Corp. nor the Manager will have the right to remove, or request the removal of, the U_3O_8 held in storage on behalf of Uranium Participation Corp. and no part of such U_3O_8 will be transferred by the Converters unless a certified resolution of the Board of Directors is delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings, the expenses of Uranium Participation Corp. will be required to be satisfied by cash on hand that is not otherwise invested in U_3O_8. Cash on hand following completion of the Offering is expected to be sufficient to satisfy expenses of Uranium Participation Corp. for approximately 24 months. Annual expenses, including capital taxes, are estimated to be approximately $1,350,000. For a detailed description of such expenses please see "Management of Uranium Participation Corp. – Management Services Agreement". Uranium Participation Corp. is a taxable Canadian corporation and is subject to federal and provincial taxes, in addition to capital taxes.

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors will establish the following investment policies which will be included in the By-laws of Uranium Participation Corp.:

1. At least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) must be invested in, or held for future purchases of, U_3O_8, and may only be amended by a resolution of the common shareholders of Uranium Participation Corp. (the "Common Shareholders").

2. Uranium Participation Corp. may not enter into any borrowing arrangements except in strictly limited circumstances to facilitate U_3O_8 purchase payments. Under such circumstances, Uranium Participation Corp. may enter into borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

3. All purchases and sales of U_3O_8 shall be made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell the U_3O_8 at the best prices available to it over a prudent period of time.

4. In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 from or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the approval of the majority of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

5. In the event that the Manager elects to purchase U_3O_8 under long term contracts with a uranium supplier, Uranium Participation Corp. shall have funds set aside to satisfy the purchase price.

6. In the event that the Manager elects to sell U_3O_8 under long term contracts with a uranium customer, Uranium Participation Corp. shall have U_3O_8 set aside to satisfy the delivery commitments.

URANIUM MARKET

Overview

Uranium Uses

The most common commercial use for U_3O_8 is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia and France. The nuclear industries of these countries and several others grew rapidly during the 1960s and 1970s. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process

The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at Converters, where U_3O_8 is converted to uranium hexafloride ("UF_6"). Above 56 degrees Celsius, UF_6 is a gas and is a suitable form to be enriched to produce fuel for the majority of types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

Demand

The demand for U_3O_8 is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association (the "WNA") reported that worldwide uranium fuel consumption attributed to fuel reactors in 2004 was 173 million pounds. The 2003 Red Book (Uranium 2003: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 200 and 220 million pounds of U_3O_8 by 2020 representing an annual growth rate of between 1.0% and 1.5%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 (the "IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue their current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole. As a consequence, the energy demand accompanying Asian economic growth is expected to double over the next two decades, accounting for 40% of the total increase in projected world energy consumption over that period.

According to the WNA, as of January 2005, there were a total of 439 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 365,405 megawatts of electricity requiring 173.3 million pounds of U_3O_8 per year. These commercial nuclear plants are currently supplying approximately 16% of the world's power requirements. Another 25 commercial nuclear power plants (representing 19,657 megawatts of electricity) are under construction. New construction is presently centered in Asia, principally in China, South Korea and India. While it is unclear whether nuclear power will grow as a percentage of future global power production, industry sources believe that there will be rapid growth in Asia.

The demand for uranium may be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants. According to the WNA, from 1970 to 1990, there was a 25% reduction in uranium demand per kilowatt hour output in Europe due to such improvements in efficiency.

Supply

Uranium is supplied from primary production (the mining of uranium ores), and secondary sources such as the drawdown of excess inventories and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that approximately 59% of annual uranium consumption was sourced from primary production in 2004.

Primary Production

The uranium production industry is characterized by a small number of companies operating in relatively few countries. The Manager estimates the current mine supply to be approximately 102 million pounds of U_3O_8 per year. In 2004, approximately 83% of the estimated world production was provided by eight producers: Cameco Corporation, COGEMA, part of the Areva Group ("COGEMA"), Energy Resources of Australia Ltd., Rossing Uranium Limited and WMC Resources Ltd. in the western world, and Kazatomprom in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. Based on publicly available information, the four largest companies produced approximately 54% of the world's primary production of uranium supply in 2004 as represented in the following table:

Entity		Production of World's Uranium Supply
Cameco Corporation	-	20.3%
COGEMA	-	13.5%
Energy Resources of Australia Ltd.	-	11.1%
WMC Resources Ltd.	-	9.4%

Approximately 89% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Niger, Namibia, Russia and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 30.2 million pounds U_3O_8 in 2004, which represented nearly 30% of world production.

The 2003 Red Book estimated that the world's present measured resources of uranium that are tributary to existing and committed production centres, and that are recoverable at less than US$15.38 per pound of U_3O_8, total 4.8 billion pounds. These resources are sufficient to meet projected uranium requirements through 2020; however, although sufficient reserves exist, the associated uranium production centres do not yet have, nor are projected to have, sufficient capacity to produce more than 52% to 58% of annual demand over the same period.

A critical consideration in evaluating the potential for new supply is the lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining. As a result material increases in new, currently unplanned, mine production are not anticipated by the Manager over the next decade.

Secondary Sources

The secondary market has been a significant source of uranium supply over the past decade. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 11% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament

The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU derived from

dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium "), suitable for use in nuclear power plants. Disarmament Uranium scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U_3O_8.

In March, 1999, Cameco Corporation, COGEMA and RWE NUKEM, Inc. (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex") had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to three years after signing and continue for several years thereafter.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published price opinions based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot price opinions as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. The Manager estimates that the spot market volume in 2004 was about 20 million pounds, generally consistent with the volume over the last eight or nine years, and represented about 12% of demand.

The spot price for U_3O_8 has steadily increased from its low of US$7.10 per pound at the end of 2000 to its present price of US$23.20 per pound, an increase of 227%. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for 2002, 2003 and 2004: US$0.60, US$4.30 and US$6.20 per pound respectively.

The spot price of U_3O_8 currently lags the long term price by approximately US$3.80 per pound, compared to the historical spread of US$1.00 to US$2.00 per pound, reflecting the increased premium to secure a long term supply in a tightening market. The Manager believes that this gap between long and short term prices may put additional upward pressure on the spot price to the extent that material potentially available for spot sales is diverted to the long term market.

Supply Deficit

Each year since 1989, the consumption of uranium has exceeded primary production by a substantial margin. In the current year, the Manager estimates that this supply shortage will be approximately 70 million pounds. To date, this

large supply gap has been accommodated by sales from existing inventories, former stockpiles stored in Russia and recycling programs. Uranium held in inventories is being drawn down by 35-40 million pounds per year, and the Manager believes global excess inventories are less than 100 million pounds.

The following chart shows the relation between world uranium production and requirements, respectively, for the periods indicated:


Production
Requirements
Million pounds U3O8
200
180
160
140
120
100
80
60
40
20
0
47 50 53 56 59 62 65 68 71 74 77 80 83 86 89 92 95 98 01 04

Source: *Fueling the Future,* Jeff Combs: 2004 World Nuclear Association Annual Symposium

The Manager believes that the uranium market will face a growing supply deficit until new mine production can be implemented. The Manager believes that recent decreases in inventory levels, the recognition by Russia of its own internal need for uranium supply resulting in Russia becoming a net importer and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long term fundamentals of the uranium market are positive.

GOVERNMENT REGULATION

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")

The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing

uranium for nuclear fuel application. The regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

Canadian Nuclear Safety and Control Act

In Canada, control of the use and export of uranium was formerly governed by the *Atomic Energy Control Act* (the "AECA"), a federal statute. The AECA was administered by the Atomic Energy Control Board (the "AECB"). On March 20, 1997, the *Nuclear Safety and Control Act* (the "NSCA") received royal assent. In the following years, related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the NSCA and its associated regulations came into force replacing the AECA. The NSCA is the product of a recent update of regulatory requirements by the federal government in relation to the effective regulation of nuclear energy in Canada and the jurisdiction of the CNSC (notably expanding its role in environmental regulation). The CNSC has replaced the AECB.

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Converters, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Uranium Export Regulation

The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licenses and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation

Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the *Atomic Energy Act of 1954,* as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40.

The review of a license application is governed by the *National Environmental Policy Act* ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with an NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The export of uranium from the U.S. and the movement of nuclear materials within the U.S. are also regulated by the NRC. "NRC 741 form" reporting is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers. U.S. government export policies are established and enforced through bilateral agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. While specific sales contracts are not reviewed or approved, export licenses for the shipment of uranium outside the U.S. are granted by the NRC.

MANAGEMENT OF URANIUM PARTICIPATION CORP.

Board of Directors and Officers

The following table sets out, for each of the members of the Board of Directors and officers, respectively, of Uranium Participation Corp., the person's name, municipality of residence, position with Uranium Participation Corp. and principal occupation. Each director will hold office until the next annual meeting of Common Shareholders of Uranium Participation Corp., subject to his earlier resignation or removal.

Name and Municipality of Residence	Position with Uranium Participation Corp.	Principal Occupation
Garth MacRae (1,2) Toronto, Ontario	Director	Independent Financial Consultant
Jeff Kennedy (1,2) Toronto, Ontario	Director	Chief Financial Officer of Sprott and its wholly-owned subsidiary, Sprott Securities (U.S.A.) Limited
Richard H. McCoy (1,2) Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.

Name and Municipality of Residence	Position with Uranium Participation Corp.	Principal Occupation
E. Peter Farmer Toronto, Ontario	President	President, Chief Executive Officer and Director of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Marketing and Special Projects of the Manager
Sheila Colman Toronto, Ontario	Corporate Secretary	General Counsel and Corporate Secretary of the Manager

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

Except as noted under "Officers of the Manager", each of the foregoing officers, and except as noted below, each of the foregoing directors, has held the same principal occupation for the previous five years.

Please see "Officers of the Manager" for a brief biographical description of the principal officers of Uranium Participation Corp.

The following is a brief biographical description of the directors:

Garth MacRae

Mr. MacRae is a Chartered Accountant and has served as a director of Dundee Corporation since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004. Mr. MacRae has also served as a director of Dundee Wealth Management Inc. ("Dundee Wealth") since its inception in November 1998 and served as Chairman of Dundee Wealth beginning in November 1998. Mr. MacRae currently serves as a director of Breakwater Resources Ltd. and is also the current Interim Chief Executive Officer. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining and Smelting Co. Ltd., Brinco Limited and Denison Mines Limited. Mr. MacRae is a member of several public company boards and audit committees.

Jeff Kennedy

Mr. Kennedy is currently the Chief Financial Officer and a director of Sprott. Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Richard H. McCoy

Mr. McCoy has been in the investment business for over 35 years. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy has also served as a director of Aberdeen Asia-Pacific Income Investment Co., Aberdeen G7 Trust, ID Biomedical Corporation, Rothmans Inc. and Public Storage Canadian Properties. Mr. McCoy holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

Audit, Corporate Governance and Nominating Committees

The Board of Directors has established an Audit Committee comprised of all three directors. This Committee will be responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. Two of the directors are independent for the purposes of the Audit Committee in accordance with Canadian securities regulatory authorities. The Board of Directors will be required to have an audit committee composed entirely of independent directors within one year commencing on the date of the receipt for the final prospectus.

The Corporate Governance and Nominating Committee, which is comprised of all three directors, will be responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors and the contribution of individual directors.

Remuneration of Board of Directors

Currently two members of the Board of Directors are independent. Each of the independent members of the Board of Directors will be paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation will be $25,000 per year for each director plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. will also reimburse the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors will participate in the indemnification arrangements described under the Management Services Agreement.

Remuneration of Officers

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. shall be paid by the Manager for serving in such capacity and shall not receive any remuneration from Uranium Participation Corp. therefor.

Management Services Agreement

Uranium Participation Corp. and the Manager will enter into the Management Services Agreement prior to Closing. The primary responsibilities of the Manager under the Management Services Agreement will be to:

(i) use commercially reasonable efforts to arrange for, and complete, for and on behalf of Uranium Participation Corp., through industry-standard tenders, the purchase and sale of U_3O_8, at the best available prices available over a prudent period of time as may be requested by the Board of Directors from time to time;

(ii) provide to the Board of Directors delivery and payment particulars in respect of each purchase and sale of U_3O_8;

(iii) arrange with Converters for the storage of U_3O_8 which is owned by Uranium Participation Corp., including arrangements regarding indemnities or insurance in favour of Uranium Participation Corp. for the loss of such U_3O_8 in accordance with industry practices;

(iv) on a monthly basis, prepare a report on the net asset value of each common share of Uranium Participation Corp. (the "NAV"), which shall be determined by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash and any other assets held by Uranium Participation Corp., less any and all outstanding payables, indebtedness and any other liabilities of Uranium Participation Corp., divided by the total number of outstanding Common Shares. Such report will be made available to Uranium Participation Corp. and the Board of Directors. Any

amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the value of the NAV;

(v) prepare regulatory filing materials, reports to the Common Shareholders, and other reports to the Board of Directors as may be reasonably requested from time to time;

(vi) furnish office facilities, services and supplies and generally oversee with its staff and independent contractors, the management of Uranium Participation Corp.;

(vii) provide the services of two separate individuals as nominees each to serve separately, one as President and the other as Chief Financial Officer of Uranium Participation Corp. together with nominees for such other executive positions as may be required by Uranium Participation Corp. (the "Nominees"). Subject to final approval by the Manager, the Board of Directors shall decide on the appointment of the Nominees or other duly qualified individuals to serve as President, Chief Financial Officer and such other positions as required; and

(viii) generally manage the business and affairs of Uranium Participation Corp.

The Manager has agreed to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent practices and may delegate, with the approval of the Board of Directors and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party.

All purchases and sales of U_3O_8 will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board of Directors instructs the Manager to purchase or sell U_3O_8, the Manager will put out a tender for an offer to purchase U_3O_8 or an offer to sell U_3O_8, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of U_3O_8 include producers of uranium, traders and utilities that operate nuclear power facilities. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from which Uranium Participation Corp. would potentially purchase U_3O_8 or any seller to which Uranium Participation Corp. may sell U_3O_8.

As the Manager and its affiliates (including McClean Uranium Limited) are producers, sellers and at certain times, purchasers of U_3O_8, the Manager and Uranium Participation Corp. have agreed that all Related Purchases must be approved by all of the independent members of the Board of Directors.

The Management Services Agreement shall have an initial term of five years (the "Initial Term"). After the Initial Term, the Management Services Agreement may be renewed on terms mutually acceptable to each party and may be terminated by either party upon the provision of 180 days prior written notice. The Management Services Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the Manager, and terminated upon the completion of any such proceeding by Uranium Participation Corp. Uranium Participation Corp. may terminate the Management Services Agreement at any time if the Manager breaches any of its material obligations thereunder and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

Uranium Participation Corp. acknowledges that the Manager shall not be responsible for any loss of opportunity whereby the value of any of the assets of Uranium Participation Corp. or the value of any particular U_3O_8, monetary or currency investment could have been increased, nor shall it be responsible for any decline in value of any of the assets of Uranium Participation Corp. unless such decline is the result of the Manager's gross negligence or wilful

failure to comply with express directions given by resolution of either the Board of Directors or Common Shareholders of Uranium Participation Corp.

The Manager will also arrange, at the expense of Uranium Participation Corp., for the engagement of Converters for the storage of Uranium Participation Corp.'s U_3O_8 assets and for Uranium Participation Corp.'s registrar and transfer agent(s). Additionally, the Manager generally expects the Converters to indemnify Uranium Participation Corp. and its directors, officers and employees from and against all liabilities, claims and demands arising against Uranium Participation Corp. as a result of personal injury, death or property damage caused by the U_3O_8.

Uranium Participation Corp. will be responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Manager as set out therein. Such costs and expenses to be borne by Uranium Participation Corp. will include, without limitation: (i) brokerage and trading commissions; (ii) transportation costs, insurance fees and commissions, security services costs, Converter's fees and other charges arising upon the holding, purchase or sale of U_3O_8 or other assets by Uranium Participation Corp.; (iii) legal and audit fees; (iv) corporate finance offering costs; (v) fees payable for listings, the maintenance of listings and filings or other requirements of stock exchanges on which any of the securities of Uranium Participation Corp. are listed or quoted; (vi) the cost of printing and mailing financial reports and material for Common Shareholders' meetings, valuations, reporting to Common Shareholders, securities regulatory filings and any other purposes required by law; (vii) fees payable to any registrar and transfer agent of the Common Shares or other securities of Uranium Participation Corp.; (viii) Uranium Participation Corp.'s directors' fees and expenses; (ix) the Manager's fees payable under the Management Services Agreement; and (x) all taxes (including income, capital and sales taxes).

The estimated annual expenses payable by Uranium Participation Corp., anticipated to be approximately $1.35 million in the aggregate, include: (i) storage and holding of U_3O_8 - $100,000; (ii) insurance - $70,000; (iii) capital taxes - $300,000 (capital taxes may be reduced in certain circumstances); (iv) shareholder communication and listing fees - $250,000; (v) the Manager's fee - $400,000 (minimum); and (vi) other/administrative expenses - $230,000.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, Uranium Participation Corp. shall pay to the Manager a yearly fee of $400,000 plus a fee equal to 0.3% of Uranium Participation Corp.'s total assets in excess of $100 million and 0.2% in excess of Uranium Participation Corp.'s assets over $200 million and a commission of 1.5% on the gross value of any purchases or sales of U_3O_8. Such fees shall be payable on or before the 10th day following the end of each such month (or earlier, in the case of commissions). For such purposes, "total assets" shall mean the total assets of Uranium Participation Corp. as at the Valuation Date, valued by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash, and any other assets held by Uranium Participation Corp. less any and all outstanding payables, indebtedness or any other liabilities of Uranium Participation Corp. The independent Board of Directors will have the express authority to engage a third party for the purpose of conducting an independent valuation or audit of the assets of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the NAV.

Under the terms of the Management Services Agreement, the Manager shall incur no liability for any action except for its own gross negligence, willful misconduct or breach of the Management Services Agreement.

Officers of the Manager

The name, municipality of residence, position held and principal occupation of each officer of the Manager are set out below:

Name and Municipality of Residence	Position with the Manager and Principal Occupation
E. Peter Farmer Toronto, Ontario	President, Chief Executive Officer and Director
James R. Anderson Mississauga, Ontario	Executive Vice President and Chief Financial Officer
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing and Special Projects
Sheila Colman Toronto, Ontario	General Counsel and Corporate Secretary

The following is a brief biographical description of the officers of the Manager:

E. Peter Farmer

Mr. Farmer is the President and Chief Executive Officer of the Manager. In addition, Mr. Farmer has served as a director of the Manager since September 2003. Mr. Farmer joined Denison Energy (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson

Mr. Anderson has been Executive Vice-President and Chief Financial Officer of the Manager since May 2004. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson is currently a Trustee of Countryside Power Income Fund and has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell

Mr. Campbell has been Vice President, Marketing and Special Projects for the Manager since March 2004. He held the position of Vice President, Marketing and Special Projects of Denison Energy from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman

Ms. Colman joined the Manager as General Counsel and Corporate Secretary in October 2004. Prior to joining the Manager, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Conflicts of Interest of the Manager

The Manager will be responsible for the management of the business and affairs of Uranium Participation Corp. The Manager is a corporation involved in the exploration, production and marketing of uranium through its 22.5% interest in the McClean Lake joint venture in Northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets the McClean Lake uranium production. COGEMA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

(i) limitations on the ability of the Manager to purchase U_3O_8 from Related Parties (See "Purpose of Uranium Participation Corp.");

(ii) all board members are independent of the Manager (see "Management of Uranium Participation Corp.");

(iii) restrictions on the business to be carried on by Uranium Participation Corp. (see "Description of Uranium Participation Corp.").

USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting fees payable to the Agents and the expenses of the Offering, will be $● (assuming a minimum Offering) and $● (assuming the maximum Offering), without giving effect to the exercise of the Option or the Over-Allotment Option. Uranium Participation Corp. will invest at least 85% of the gross proceeds of this Offering in U_3O_8 including proceeds resulting from the exercise, if any, by the Agents of the Option and the Over-Allotment Option, respectively. If the Manager has not, within one year after the closing of the Offering, invested in U_3O_8 at least 50% of the proceeds of the Offering that have been allocated for the purchase of U_3O_8, the Board of Directors will have the discretion to seek shareholder approval to determine

whether such unused proceeds are to be retained or distributed to shareholders of the Company. Any such distributions will be subject to applicable law including applicable provisions of the OBCA.

The balance of the net proceeds will be used by Uranium Participation Corp. for general working capital purposes. Pending such uses, these proceeds will be invested in short-term government debt or short-term investment grade corporate debt.

DESCRIPTION OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established on March 15, 2005 under the *Business Corporations Act* (Ontario). The following is a summary of the material attributes and characteristics of the Common Shares and certain provisions of the Articles and By-laws. This summary does not purport to be complete. Reference is made to the By-laws for a complete description of the Common Shares and the full text of its provisions. See "Material Contracts".

Activities of Uranium Participation Corp.

Uranium Participation Corp. will be primarily involved in the purchase and sale of U_3O_8. All U_3O_8 acquired by Uranium Participation Corp. will, until sold, be stored at Converter's facilities in Canada, France, the United Kingdom and/or the U.S.

The By-laws of Uranium Participation Corp. will provide that Uranium Participation Corp. shall, as its primary objective, invest in and hold at least 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) in a direct ownership interest in physical U_3O_8 and hold the balance of its total assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of Uranium Participation Corp. The strategy of Uranium Participation Corp. does not include and will not include activities with regard to speculating in short-term changes in uranium prices. Notwithstanding the foregoing, when the Board of Directors believes that it is in the best interests of Uranium Participation Corp., Uranium Participation Corp. may subsequently sell some or all of its holdings in U_3O_8. See "Purpose of Uranium Participation Corp."

The By-laws of Uranium Participation Corp. will provide that Uranium Participation Corp. may borrow on a short-term basis in limited circumstances to facilitate uranium purchase payments, provided that, under such circumstances, Uranium Participation Corp. may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets at any and all times.

Share Capital of Uranium Participation Corp.

The authorized capital of Uranium Participation Corp. consists of an unlimited number of Common Shares without nominal or par value. As at the date hereof, there is one Common Share outstanding. The By-laws will provide that the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Notice of Meetings. Holders of Common Shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any) of Uranium Participation Corp., which must be invested in U_3O_8 as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of this Offering (and at least 85% of the gross proceeds of future offerings, if any);

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the Common Shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the Common Shares; or

(v) consolidate or subdivide the Common Shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding at the market price or lowest tender price per Common Share, as the case may be.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of U_3O_8 and any other net assets of Uranium Participation Corp., subject to applicable laws.

DESCRIPTION OF THE WARRANTS

The Warrants will be issued in registered form pursuant to, and will be governed by, the terms of a warrant indenture (the ''Warrant Indenture'') entered into between Uranium Participation Corp. and Computershare Trust Company of Canada, as warrant agent (the ''Warrant Agent'') to be dated as of the date of Closing. Each whole Warrant will entitle the holder thereof to purchase one Common Share, subject to adjustment in certain circumstances, at a price of $ ● per Common Share at any time at or prior to the close of business on the date that is 24 months from the date of Closing at which time the Warrants will become null and void.

Uranium Participation Corp. will appoint the principal transfer office of the Warrant Agent in Toronto as the location at which the Warrants may be surrendered for exercise, transfer or exchange.

The exercise price and the number of the Common Shares issuable upon exercise of the Warrants will be subject to adjustment in certain circumstances as more fully described below. Pursuant to the terms of the Warrant Indenture, Uranium Participation Corp. will be entitled to purchase in the market, by private contract or otherwise, any or all of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of the Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a ''dividend paid in the ordinary course'', as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants);

(ii) the subdivision, redivision or change of Common Shares into a greater number of shares;

(iii) the reduction, combination or consolidation of Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of

less than 95% of the ''current market price'', as defined in the Warrant Indenture, for Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of Common Shares, of shares of any class other than Common Shares rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security if the following additional events occur: (i) reclassifications of the Common Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of Uranium Participation Corp. with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of Common Shares into other shares); or (iii) the transfer of any of Uranium Participation Corp.'s undertaking or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

Uranium Participation Corp. will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, Uranium Participation Corp. will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Any subscription for fractional Common Shares will be deemed to be a subscription for the next smallest whole number of Common Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares or, if any are ever issued, Uranium Participation Corp.'s preferred shares, would have.

From time to time, Uranium Participation Corp. and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by ''extraordinary resolution'', which is defined in the Warrant Indenture as a resolution either:

(i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or

(ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

The Warrants may not be exercised, nor may Common Shares issuable upon exercise of the Warrants be offered or sold, in the U.S. unless sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act. See "Plan of Distribution".

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "Agency Agreement") dated ●, 2005 among Uranium Participation Corp. and the Agents, the Agents have agreed to act as, and have been appointed as, exclusive Agents of Uranium Participation Corp. to offer the Units for sale to the public on a best efforts basis. The offer price per Unit was established by negotiation between the Agents and Uranium Participation Corp. The Agents will receive a fee of $● per Unit upon closing and any reimbursement for out-of-pocket expenses incurred will be paid by Uranium Participation Corp. out of the cash proceeds of the Offering. See "Use of Proceeds".

Uranium Participation Corp. has granted to the Agents an option (the "Option"), exercisable up to 48 hours prior to closing of the Offering, to purchase up to an additional aggregate amount of $20,000,000 of Units at the offering price. If the Option is exercised in full, the total price to the public, Agents' Fee (as hereinafter defined) and net proceeds to Uranium Participation Corp. (before expenses) will be $●, $● and $●, respectively (assuming the maximum Offering). This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares and Warrants comprising Units issuable on the exercise of the Option.

Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Agents exercisable within ● days from the closing of the Offering, to purchase a maximum of 15% of the aggregate number of Units sold at closing of the Offering, at the offering price to cover over-allotments. If the Over-Allotment Option is exercised in full, the total price to the public, Agents' Fee (as hereinafter defined) and net proceeds to Uranium Participation Corp. (before expenses) will be $●, $● and $●, respectively (assuming the maximum Offering and the exercise of the Option in full). This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares and Warrants comprising the Units issuable on the exercise of the Over-Allotment Option.

If subscriptions for a minimum of ● Units have not been received within 90 days following the date of issuance of a final receipt for the prospectus, the Offering may not continue without the consent of those who have subscribed on or before such date. Under the terms of the Agency Agreement, the Agents may, at its discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events, terminate the Agency Agreement. Until Closing, cash proceeds from subscriptions will be held by the Agents. If the minimum Offering is not achieved and the necessary consents are not obtained or if the Closing does not occur for any reason, subscription proceeds received from prospective purchasers will be returned to such purchasers promptly without interest or deduction. Subscriptions for Units will be received subject to rejection or allotment in whole or in part. The right is reserved to close the subscription books at any time without notice. Closing will take place on or about ●, 2005 or such later date that is on or before ●, 2005 as may be agreed upon by Uranium Participation Corp. and the Agents.

Pursuant to policy statements of certain securities regulators, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the conditions that the bid or purchase not be engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under applicable by-laws and rules of the relevant self-regulatory authorities relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Such transactions, if commenced, may be discontinued at any time.

The Common Shares and Warrants comprising the Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the U.S. (as defined by Regulation S under the U.S. Securities Act), and may not be offered or sold within the U.S., provided, that Common Shares and Warrants comprising the Units may be offered and sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act. The Agents have agreed that they will not offer or sell any of the Common Shares or Warrants comprising the Units offered hereby within the U.S., except pursuant to exemptions from the registration requirements under the U.S. Securities Act and only as permitted by the Agency Agreement. In addition, until 40 days after commencement of this Offering, an offer or sale of Uranium Participation Corp.'s Common Shares and Warrants comprising the Units within the U.S. by any dealer (whether or not participating in the Offering) may violate the registration requirements under the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an

appropriate exemption from the registration requirements under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares or Warrants comprising the Units in the U.S.

Certificates representing any Common Shares and Warrants which are sold in the U.S. will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

There is currently no public market for the Common Shares. Uranium Participation Corp. has applied to list the Common Shares on the Toronto Stock Exchange (the "TSX") under the symbol "U". Listing will be subject to Uranium Participation Corp. fulfilling the listing requirements of the TSX.

Pursuant to the terms of the Agency Agreement, Uranium Participation Corp. has also agreed to grant to Sprott, one of the Agents, a right of first refusal for a period of two years following the Closing, to act as lead underwriter or agent any debt or equity financing transactions, or as advisor for any transaction pursuant to which Uranium Participation Corp. would retain a third party in respect of financial services, provided that the compensation payable to Sprott in respect thereof shall be equivalent to the compensation payable to investment dealers in comparable transactions.

CAPITALIZATION OF URANIUM PARTICIPATION CORP.

The following table sets forth the capitalization of Uranium Participation Corp. as at ●, 2005, both before and after giving effect to this Offering.

			After giving effect to	
Designation	**Authorized**	**As at ●, 2005**	**Minimum Offering[1]**	**Maximum Offering[1]**
Common Shares	Unlimited	$● (● Common Shares)	$● (● Common Shares)	$● (● Common Shares)
Warrants	●	$● (● Warrants)	$● (● Warrants)	$● (● Warrants)

[1] Without giving effect to the exercise, if any of the Option or the Over-Allotment Option.

DIVIDEND POLICY

Other than the distribution discussed under the "Use of Proceeds" the Board of Directors has not established a policy of declaring cash dividends on the Common Shares. The declaration and payment of dividends are subject to the discretion of the Board of Directors and depend on, among other things, Uranium Participation Corp.'s financial condition, general business conditions and other factors that the Board of Directors may in the future consider to be relevant.

RISK FACTORS

An investment in the securities offered hereby involves a number of risks. In addition to the other information contained in this prospectus, prospective purchasers should give careful consideration to the following factors.

Risks Related to Uranium Participation Corp.'s Activities and the Industry

Uranium Price Volatility

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8, and are thus beyond Uranium Participation Corp.'s control.

Uranium Participation Corp. does not engage in any leasing, lending or hedging activities involving its U_3O_8, so the value of the Common Shares and Warrants will depend upon, and typically fluctuate with, fluctuations in the price of its U_3O_8.

The market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining, and may be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies; interest rates; and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

The fluctuation of the prices of U_3O_8 is illustrated by the following table, which sets forth, for the periods indicated, the highs and lows of the spot price for non-Common Wealth of Independent States origin U_3O_8:

Spot U_3O_8 Prices [1]
(U.S.$/lb/$U_3O_8$)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Spot										
High	12.25	16.60	14.25	12.00	10.85	9.50	9.60	10.20	14.50	20.70
Low	9.70	12.90	10.30	8.75	9.60	7.10	7.25	9.70	10.10	15.50

(1) Source: The Ux Consulting Company, LLC.

The price of U_3O_8 is also tied directly to the worldwide electrical utility industry. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

No Public Market for U_3O_8

There is no public market for the sale of U_3O_8. Uranium Participation Corp., and the Manager on behalf of Uranium Participation Corp., may not be able to acquire U_3O_8, or once acquired, sell U_3O_8 for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of U_3O_8 is limited, with spot market sales over the last eight years being only approximately 20 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing U_3O_8 in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Participation Corp.

Foreign Exchange Rates

Uranium Participation Corp. purchases U_3O_8 in U.S. currency. However, Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and the Common Shares trade, in Canadian currency. Therefore, because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of the Common Shares.

Risks Associated with Converters

The Manager is required to ensure that the Converter or Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All U_3O_8 will be stored by licensed Converters. As the number of duly licensed Converters is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with Converters may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. will be funded from cash on hand from the proceeds of the Offering not otherwise invested in U_3O_8. See "Purpose of Uranium Participation Corp." Once such cash available has been expended, Uranium Participation Corp. will be required to generate cash resources from the sale of U_3O_8, debt incurrence or the sale of additional equity securities. There is no guarantee that any debt or additional equity or equity related securities will be available on terms acceptable to Uranium Participation Corp. or that Uranium Participation Corp. will be able to sell U_3O_8 in a timely or profitable manner.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for U_3O_8. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear Accident

An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Risks Related to the Structure of Uranium Participation Corp. and this Offering

Absence of Prior Public Market

Prior to the Offering there has been no public market for the Common Shares or Warrants. The initial public offering price has been determined by negotiation among Uranium Participation Corp. and the Agents based on several factors, and may bear no relationship to the price at which the Common Shares will trade in the public market subsequent to the Offering. See "Plan of Distribution".

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares will not be redeemable. In addition, Uranium Participation Corp.'s liquidity will rely principally on sales by Uranium Participation Corp. of U_3O_8. Accordingly, Uranium Participation Corp. is unlikely to have resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its U_3O_8 holdings.

Market Price of Common Shares

The market price of the Common Shares is expected to be based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether the Common Shares will trade above, at or below the NAV of Uranium Participation Corp.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the Common Shareholders. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp., the Manager and the Agents and their respective affiliates, directors and officers may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp., and the directors and officers of the Manager have undertaken to devote such reasonable time as is required to properly fulfil their responsibilities in respect to the business and affairs of Uranium Participation Corp., as they arise from time to time.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager will enter into the Management Services Agreement prior to Closing pursuant to which the Manager will administer the activities of Uranium Participation Corp. See "Management of Uranium Participation Corp. – Management Services Agreement".

MATERIAL CONTRACTS

The only material contracts entered into by Uranium Participation Corp. to which it is or will become a party on or prior to the closing of this Offering are as follows:

1. the Management Services Agreement referred to under "Management of Uranium Participation Corp. – Management Services Agreement";

2. the Agency Agreement referred to under "Plan of Distribution"; and

3. the Warrant Indenture referred to under "Description of the Warrants".

Copies of the foregoing documents may be examined by prospective purchasers during normal business hours at the offices of Cassels Brock & Blackwell LLP, legal counsel to Uranium Participation Corp., Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, during the period of distribution of the securities offered hereby.

CERTAIN CANADIAN INCOME TAX MATTERS

In the opinion of Cassels Brock & Blackwell LLP counsel to Uranium Participation Corp., and Lang Michener LLP, counsel to the Agents, the following is a summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers of the Units offered by this prospectus who, within the meaning of the Tax Act, and at all relevant times, are or are deemed to be residents of Canada, deal with Uranium Participation Corp. at arm's length and are not affiliated with Uranium Participation Corp., and hold or will hold Common Shares and Warrants as capital property. The Common Shares and Warrants will generally be considered capital property to a purchaser unless either the purchaser holds such Common Shares and Warrants in the course of carrying on a business of buying and selling securities or the purchaser has acquired the Common Shares and Warrants in a transaction or transactions considered to be an adventure in the nature of trade. Certain purchasers who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares (and all other "Canadian securities") treated as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

The Tax Act contains certain provisions (the "Mark-to-Market Rules") relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules nor any proposed amendments thereto, and taxpayers that are "financial institutions" as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency "CRA"). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a purchaser to acquire Units. On October 31, 2003, the Minister of Finance released draft proposals regarding the deductibility of interest and other expenses (the "October 31, 2003 Tax Proposals") for public comment. In the Canadian federal budget of February 23, 2005, the Minister of Finance announced that an alternative proposal to replace the October 31, 2003 Tax Proposals would be released for comment at an early opportunity. The October 31, 2003 Tax Proposals or the alternative proposal could, among other things, adversely affect a purchaser who has borrowed money to acquire Common Shares and Warrants pursuant to this Offering. Moreover, the income and other tax consequences of acquiring, holding and disposing of Common Shares and Warrants will vary according to the status of the purchaser, the province or provinces in which the purchaser resides or carries on business and, generally, the purchaser's own particular circumstances. Accordingly, the following summary is of a general nature only and is not intended to constitute advice to any particular purchaser. Prospective purchasers should consult their own tax advisors with respect to the income tax consequences of investing in Common Shares and Warrants, based on the purchaser's particular circumstances.

Allocation of Purchase Price

A purchaser of a Unit offered by this prospectus will be required to allocate the price paid for a Unit on a reasonable basis between the Common Share and the one-quarter of a Warrant in order to determine their respective costs to the purchaser for purposes of the Tax Act. Uranium Participation Corp. will allocate $ ● to each Common Share and $ ● to each one-quarter of one Warrant. Although Uranium Participation Corp. believes this allocation to be reasonable, it is not binding upon the CRA.

Exercise of Warrants

No gain or loss will be realized by a holder upon exercise of a Warrant. When a Warrant is exercised, the cost to the holder of the Common Share thus acquired will be the aggregate of the adjusted cost base, for that holder, of the Warrant and the price paid for the Common Share upon exercise of the Warrant. The cost to a holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Warrant.

Expiry of Warrants

The expiry of an unexercised Warrant will generally result in a capital loss to the holder equal to the adjusted cost base of the Warrant to the holder immediately before its expiry.

Disposition of Common Shares and Warrants

In general, a disposition, or a deemed disposition, of a Common Share or of a Warrant (other than on the exercise or expiry thereof) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share or the Warrant, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Share or the Warrant. In the event a holder who acquires Common Shares also holds other Common Shares of Uranium Participation Corp., the adjusted cost base will be determined by averaging the adjusted cost base of all the Common Shares of that holder held as capital property. The adjusted cost base of a Warrant will generally be equal to the cost of the Warrant to the holder and will be averaged with the adjusted cost base of any other Warrants acquired by the holder.

Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the holder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the detailed rules contained in the Tax Act). Capital gains realized by an individual will be relevant in computing possible liability under the alternative minimum tax.

In the case of a holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

EXPERTS

Certain legal matters relating to the issue and sale of Units offered hereby will be passed upon by Cassels Brock & Blackwell LLP on behalf of Uranium Participation Corp. and by Lang Michener LLP on behalf of the Agents. As at the date hereof, neither the partners or associates of Cassels Brock & Blackwell LLP, as a group, nor the partners or associates of Lang Michener LLP, as a group, own any of the Common Shares.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of Units offered hereby will be passed upon on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP and on behalf of the Agents by Lang Michener LLP.

LEGAL PROCEEDINGS

Management of Uranium Participation Corp. is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to a purchaser of Common Shares.

PROMOTER AND PRINCIPAL SHAREHOLDER

The Manager may be considered to be the promoter of Uranium Participation Corp. within the meaning of the securities regulation of certain provinces of Canada. The Manager is the holder of the initial Common Share of Uranium Participation Corp., which will be redeemed by Uranium Participation Corp. at its issue price of $10 following the closing of this Offering. The Manager will not receive any additional direct or indirect benefits as a result of its relationship to Uranium Participation Corp. other than those described above under "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions".

Upon completion of this Offering, the only shareholders of Uranium Participation Corp. will be the purchasers of Common Shares offered by this prospectus.

AUDITORS, WARRANT AND TRANSFER AGENTS AND REGISTRAR

The auditors of Uranium Participation Corp. are PricewaterhouseCoopers LLP, Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario, Canada, M5K 1G8.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal transfer office in Toronto.

The warrant agent for the Warrants is Computershare Trust Company of Canada at its principal office in Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

ADDITIONAL INFORMATION

Following consummation of the Offering, Uranium Participation Corp. will be required to file reports and other information with the securities commissions in all provinces of Canada. These filings will be electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com).

GLOSSARY

concentrate:	The product resulting from the milling of uranium ore, typically containing 80 – 90% U_3O_8, which is also referred to as "yellowcake". It is usually measured in terms of pounds of contained U_3O_8 or kilograms of contained U.
Converter:	The operator of a facility licensed to receive, store and transform U_3O_8 into another chemical form suitable for subsequent processing.
depleted uranium tails:	Uranium where the U-235 content is below the naturally occurring 0.71% as the result of the enrichment process.
fission:	The physical reaction of splitting atoms in a chain reaction forming the basis for nuclear energy generation.
highly enriched uranium (HEU):	Any form of uranium with a U-235 concentration of 20% or higher.
isotope:	Different forms of atoms of the same element.
kgU:	Kilograms of uranium which is equal to pounds of U_3O_8 multiplied by 2.59978.
long-term price:	The price for product sold or purchased under contract for multiple deliveries beginning after one year.
megawatts:	1000 kilowatts.
natural uranium:	Uranium whose isotopic composition, as it occurs in nature (approximately 0.71% U-235), has not been altered.
plutonium:	A by-product of nuclear fission in reactors which can be recovered from spent fuel and recycled.
recycling:	The re-use of valuable products which arise from the processing of nuclear materials.
reprocessed uranium:	Uranium which has been recovered from the reprocessing of spent nuclear fuel.
spot price:	The price for product sold or purchased for delivery within one year.
U-235:	The only naturally occurring isotope of uranium which is capable of fission and is present in approximately 0.71% by weight in natural uranium.

U_3O_8: Triuranium octoxide.

UF_6: Uranium hexafloride, a compound of uranium produced during the conversion process, which is a gas above 56 degrees Celsius and thus suitable for use in the enrichment process of U_3O_8 into fuel for nuclear reactors.

uranium (U): The heaviest naturally occurring element. It is metallic and slightly radioactive.

western world: Includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, and Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, and the United States.

yellowcake: The name often used for concentrates produced from the product resulting from the milling of uranium ore.

FINANCIAL STATEMENTS

Auditors' Report

To the Board of Directors of
Uranium Participation Corporation:

We have audited the balance sheet of Uranium Participation Corporation ("Uranium Participation Corp.") as at March 18, 2005. This balance sheet is the responsibility of Uranium Participation Corp.'s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of Uranium Participation Corp. as at March 18, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) ●
Chartered Accountants

Toronto, Canada
March 22, 2005 (except for Note 3, which is dated ●, 2005)

URANIUM PARTICIPATION CORPORATION

Balance Sheet
In Canadian dollars

As at March 18, 2005

	Actual
Assets	
Cash	$10
	$10
Shareholders' Equity	
Share Capital	$10

On behalf of the Board of Directors:

(Signed) Jeff Kennedy
Director

(Signed) Richard H. McCoy
Director

The accompanying notes are an integral part of this financial statement.

URANIUM PARTICIPATION CORPORATION

Notes to Balance Sheet
March 18, 2005

Note 1 – Uranium Participation Corporation ("Uranium Participation Corp.")

Uranium Participation Corp. was incorporated on March 15, 2005 under the laws of the Province of Ontario. It is an investment holding entity created to invest substantially all of its assets in uranium oxide concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings.

Note 2– Share Capital

Uranium Participation Corp. currently has one issued and outstanding share.

Note 3 – Subsequent Events

On April ●, 2005, the Company filed a prospectus with the intent to raise funds of $●, substantially all of these funds to be invested in uranium oxide concentrates in accordance with the Company's objectives.

On April ●, 2005, the Company entered into a management services agreement with Denison Mines Inc. ("the Manager"). The Company and the Manager are considered to be related parties by virtue of common officers. Under the terms of the agreement, Uranium Participation Corp. will pay the Manager a management fee, to be calculated based on the net asset value of Uranium Participation Corp., but subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8.

AUDITORS' CONSENT

We have read the amended and restated preliminary prospectus of Uranium Participation Corporation ("Uranium Participation Corp.") dated April 14, 2005, relating to the sale and issue of Units of Uranium Participation Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of Uranium Participation Corp. of our report to the board of directors of Uranium Participation Corp. on the balance sheet as at March 18, 2005.

Our report is dated March 22, 2005.

(Signed) ●
Chartered Accountants

Toronto, Ontario

●, 2005

CERTIFICATE OF URANIUM PARTICIPATION CORPORATION AND THE PROMOTER

Dated: April 14, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

On behalf of Uranium Participation Corp.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James R. Anderson
Executive Vice President
and Chief Financial Officer

CERTIFICATE OF THE AGENTS

Dated: April 14, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act (*British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba,), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To our knowledge, this prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SPROTT SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION

By: (Signed) Richard M. Cohen

TD SECURITIES INC.

By: (Signed) Ewan Mason

NATIONAL BANK FINANCIAL INC.

By: (Signed) Gordon J. Bogden

CANACCORD CAPITAL CORPORATION

By: (Signed) Jens Mayer



Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts or notices of acceptance of filing of the regulators in each of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia have been issued for an Amended and Restated Preliminary Prospectus of the above Issuer dated April 14th, 2005.

DATED at Toronto this 15th day of April, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 756733

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-1133

NUMÉRO DE PROJET SÉDAR: 756733

VISA DE PROSPECTUS PROVISOIRE

(Régime d'examen concerté)

Uranium Participation Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire du 29 mars 2005.

L'Autorité des marchés financiers,

Le 30 mars 2005

Date du visa

(s) Benoit Dionne

Benoit Dionne
Chef du Service du financement des sociétés

/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia but has not yet become final for the purpose of the sale of the securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Accordingly, the securities will only be offered or sold within the United States to a limited number of "accredited investors" pursuant to Regulation D under the U.S. Securities Act and thereafter may only be reoffered or resold in the United States or to a U.S. person pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

Initial Public Offering

March 29, 2005

Uranium Participation Corporation

Minimum $60,000,000 (● Units)

Maximum $80,000,000 (●Units)

This prospectus qualifies the distribution (the "Offering") of a minimum of ● common shares and ● common share purchase warrants (the "Warrants") and a maximum of ● common shares and ● Warrants in the capital of Uranium Participation Corporation ("Uranium Participation Corp.") to be issued as units (the "Units"). Each Unit consists of one common share in the capital of Uranium Participation Corp. (the "Common Shares" and each a "Common Share") and one-quarter of one Warrant at a price of ● per Unit.

Each whole Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share at a price of $ ● per Common Share at any time on or prior to the close of business on the date that is 24 months from the closing of the Offering, after which time the Warrant will be null and void. See "Description of the Warrants".

Uranium Participation Corp. is a corporation established under the *Business Corporations Act* (Ontario) on March 15, 2005. Uranium Participation Corp. has been created to invest in, hold and sell uranium oxide in concentrates (U_3O_8). Uranium Participation Corp. will use substantially all of the net proceeds of the Offering to acquire U_3O_8. See "Use of Proceeds".

There is currently no market through which the Common Shares or Warrants may be sold and purchasers may not be able to resell securities purchased under this prospectus. An investment in the Units is subject to a number of risks that should be considered by a prospective purchaser. Uranium Participation Corp. is not a mutual fund and an investment in Units is not redeemable. The primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings. Uranium Participation Corp. does not anticipate paying regular distributions to shareholders. See "Risk Factors".

PRICE $● PER UNIT

	Price to the Public [1]	Agent's Fee	Net Proceeds to Uranium Participation Corp. [2]
Per Unit	$●	$●	$●
Total Minimum Offering [3][4][5]	$●	$●	$●
Total Maximum Offering [4][5]	$●	$●	$●

Notes:

(1) The price of the Units has been determined by negotiation between Uranium Participation Corp. and the Agent (as hereinafter defined).

(2) Before deducting expenses of the Offering, estimated at $● (assuming the minimum offering) and $● (assuming the maximum offering) which, together with the Agent's fee, will be paid by Uranium Participation Corp. out of the proceeds of the Offering.

(3) The Offering will not be completed unless a minimum of ● Units are sold. If subscriptions for a minimum of ● Units have not been received within 90 days following the date of issuance of a final receipt for the prospectus, the Offering may not continue without the consent of those who have subscribed on or before such date.

(4) Uranium Participation Corp. has granted to the Agent an option (the "Option"), exercisable up to 48 hours prior to closing of the Offering, to purchase up to an additional aggregate amount of $20,000,000 of Units, on the same terms as set forth above. If the Option is exercised in full, the "Price to the Public", "Agent's Fee" and "Net Proceeds to Uranium Participation Corp." will be $●, $● and $●, respectively. This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares and Warrants comprising Units issuable on the exercise of the Option.

(5) Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Agent, exercisable within ● days from the closing of the Offering, to purchase a maximum of 15% of the aggregate number of Units sold at closing of the Offering, on the same terms as set forth above. If the Over-Allotment Option is exercised in full, the "Price to the Public", "Agent's Fee" and "Net Proceeds to Uranium Participation Corp." will be $●, $● and $●, respectively, assuming the maximum Offering and the exercise in full of the Option. This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares and Warrants comprising the Units issuable on the exercise of the Over-Allotment Option.

Sprott Securities Inc. (the "Agent") offers the Units, on a best efforts basis, if, as and when issued by Uranium Participation Corp. in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP, and on behalf of the Agent by Lang Michener LLP. **The Agent will provide financial and other services to Uranium Participation Corp. under the terms of the Financial Services Agreement (as herein defined) with Uranium Participation Corp. See "Management of Uranium Participation Corp. – Financial Services Agreement". Consequently, Uranium Participation Corp. may be considered a connected issuer of the Agent under applicable Canadian securities legislation.** See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on or about the date of the closing, which is expected to occur on or about ●, 2005, or such other date as Uranium Participation Corp. and the Agent may agree, but in any event no later than ●, 2005 (the "Closing").

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel for Uranium Participation Corp., and Lang Michener LLP, counsel for the Agent, provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange, and, in the case of the Warrants, Uranium Participation Corp. deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Plan (as herein defined), the Common Shares and Warrants comprising the Units will be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively the "Plans"). In the opinion of such counsel, based in part on a certificate of Uranium Participation Corp. as to certain factual matters, the Common Shares and Warrants comprising the Units, if issued on the date hereof, would not constitute "foreign property" for the purposes of computing the tax imposed under Part XI of the Tax Act on Plans (other than registered education savings plans), registered investments and other tax exempt entities, including most registered pension funds or plans. Registered education savings plans are not subject to the foreign property rules.

Tax proposals to amend the Tax Act tabled in the House of Commons on February 23, 2005 by the Minister of Finance (Canada), if enacted as proposed, would eliminate the limit in respect of "foreign property" that may be held by pension funds and deferred income plans for months that end in 2005 and subsequent calendar years. There can be no assurances that this proposal will be enacted.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are "forward-looking statements" which reflect the Manager's expectations regarding Uranium Participation Corp.'s future growth, supply and demand for U_3O_8, any appreciation in the value of U_3O_8, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Some of these risks, uncertainties and other factors are described in this prospectus under the heading "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what Uranium Participation Corp. and the Manager believe to be reasonable assumptions, neither Uranium Participation Corp. nor the Manager can assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and neither Uranium Participation Corp. nor the Manager assumes any obligation to update or revise them to reflect new events or circumstances.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial statements contained elsewhere in this prospectus. Certain terms used in this summary are defined elsewhere in this prospectus. See also "Glossary" for relevant definitions of certain uranium industry terms.

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" are to Canadian dollars and references to "US$" are to American dollars. Unless noted otherwise, all amounts also assume that the Agent has not exercised the Option or the Over-Allotment Option.

URANIUM PARTICIPATION CORP.

Uranium Participation Corporation ("Uranium Participation Corp.") is a corporation established pursuant to the *Business Corporations Act* (Ontario) on March 15, 2005 to invest in, hold and sell U_3O_8. The principal and head office of Uranium Participation Corp. is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. Uranium Participation Corp.'s registered address is 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2. See "Uranium Participation Corp.".

PURPOSE OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is an investment holding entity created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings and subsequently selling some or all of its holdings. The objective of Uranium Participation Corp. is to provide an investment alternative for investors interested in holding U_3O_8, which will be physically stored in duly licenced facilities located in Canada, France, the United Kingdom and/or the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. Investors in Uranium Participation Corp. will have the ability to effectively invest in U_3O_8 in a manner that does not directly include the risks associated with ownership of companies that explore for, mine and process uranium.

THE OFFERING

Offering: Units of Uranium Participation Corp. Each Unit consists of one Common Share and one-quarter of one Warrant.

Amount: Minimum: $60,000,000 (●Units)

Maximum: $80,000,000 (●Units)

Price: $● per Unit payable on Closing of the Offering.

Use of Proceeds: The estimated net proceeds from this Offering, after deducting fees payable to the Agent and the expenses of the Offering, will be $●. Uranium Participation Corp. will invest over 85% of the net proceeds in U_3O_8. The balance of the net proceeds will be used by Uranium Participation Corp. for further U_3O_8 purchases and general working capital purposes. Pending such uses, these net proceeds will be invested in short-term government debt or short-term investment grade corporate debt. See "Use of Proceeds".

Option: Uranium Participation Corp. has granted to the Agent an Option, exercisable for a period of 48 hours prior to the Closing, to purchase an additional aggregate amount of $20,000,000 of Units at the offering price. If the Option is exercised, at least 85% of the net proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in

additional U_3O_8. See "Plan of Distribution".

Over-Allotment Option:	Uranium Participation Corp. has granted to the Agent an Over-Allotment Option, exercisable for a period of ● days from the Closing, to purchase a maximum of 15% of the aggregate number of Units sold at Closing, at the offering price. If the Over-Allotment Option is exercised, at least 85% of the net proceeds received by Uranium Participation Corp. will be used by Uranium Participation Corp. to invest in additional U_3O_8. See "Plan of Distribution".
Manager:	Uranium Participation Corp. and Denison Mines Inc. (the "Manager") will enter into a management services agreement (the "Management Services Agreement") prior to Closing. The Management Services Agreement will be for an initial term of five years and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days previous written notice. Uranium Participation Corp. will also have the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. Pursuant to the Management Services Agreement, the Manager will be required to manage Uranium Participation Corp.'s activities in an efficient, timely and professional manner in accordance with reasonable and prudent business practices and will be paid by Uranium Participation Corp. an amount based on the net asset value of Uranium Participation Corp. subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8. See "Management of Uranium Participation Corp. – Management Services Agreement".
Advisor:	Uranium Participation Corp. and the Agent will enter into a financial services agreement (the "Financial Services Agreement") prior to Closing. Pursuant to the Financial Services Agreement, the Agent will provide certain financial services to Uranium Participation Corp. The term of the Financial Services Agreement will be for an initial term of five years and will continue by mutual agreement thereafter, unless terminated by either party upon 180 days previous written notice. Uranium Participation Corp. will also have the right to terminate the Financial Services Agreement for an unremedied breach by the Agent of any of its material obligations under the Financial Services Agreement or otherwise in accordance with its terms. For its services under the Financial Services Agreement, the Agent will be paid by Uranium Participation Corp. an annual amount of $50,000. The fee payable under the Financial Services Agreement will be in addition to the Agent's Fee (as herein defined) in respect of the Offering. See "Management of Uranium Participation Corp. – Financial Services Agreement".
Risk Factors:	An investment in the Units involves a number of risk factors. The price of Common Shares will be affected by the potential volatility of uranium prices, which are influenced by economic and political considerations. Additional risks associated with an investment in the Units, include: (i) uranium price volatility; (ii) no public market for U_3O_8; (iii) foreign exchange rates; (iv) risks associated with Converters; (v) lack of operational liquidity (vi) competition from other energy sources and public acceptance of nuclear energy; (vii) nuclear accident; (viii) absence of prior public market; (ix) lack of investment liquidity; (x) market price of the Common Shares and Warrants underlying the Units; (xi) reliance on Board of Directors, Manager and the Agent; (xii) resignation by Manager; (xiii) conflict of interest and (xiv) regulatory changes. See "Risk Factors".

URANIUM PARTICIPATION CORP.

Uranium Participation Corporation ("Uranium Participation Corp.") is a corporation established pursuant to a certificate of incorporation dated March 15, 2005 under the *Business Corporations Act* (Ontario). Uranium Participation Corp. will be administered by its board of directors (the "Board of Directors") and by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). See "Management of Uranium Participation Corp." and "Description of Uranium Participation Corp.".

The principal and head office of Uranium Participation Corp. is located at 595 Bay St., Suite 402, Toronto, Ontario, M5G 2C2. Uranium Participation Corp.'s registered address is Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

PURPOSE OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest substantially all of its assets in U_3O_8, for potential resale with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings. An investment in the Units provides an investment alternative for investors interested in investing directly in U_3O_8. Common Shares represent an indirect interest in physical U_3O_8 owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of U_3O_8 and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in U_3O_8 in a manner that does not directly include risks associated with investments in companies that explore for, mine and process uranium.

All U_3O_8 owned by Uranium Participation Corp. will be stored by a small number of licensed operators (the "Converter" or collectively, the "Converters") at licensed uranium conversion facilities in Canada, France, the United Kingdom and/or the United States. The Manager, on behalf of Uranium Participation Corp., will negotiate storage arrangements with the Converters. The Manager is required to ensure that Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. See "Management of Uranium Participation Corp. – Management Services Agreement". Neither Uranium Participation Corp. nor the Manager will have the right to remove, or request the removal of, the U_3O_8 held in storage on behalf of Uranium Participation Corp. and no part of such U_3O_8 will be transferred by the Converters unless a certified resolution of the Board of Directors is delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its U_3O_8 holdings, the expenses of Uranium Participation Corp. will be required to be satisfied by cash on hand that is not otherwise invested in U_3O_8. Cash on hand following completion of the Offering is expected to be sufficient to satisfy expenses of Uranium Participation Corp. for approximately 24 months. Annual expenses are estimated to be approximately $1,100,000. For a detailed description of such expenses please see "Management of Uranium Participation Corp. – Management Services Agreement".

Investment Policies

In furtherance of the strategy of Uranium Participation Corp., the Board of Directors will establish the following investment policies which will be included in the By-laws of Uranium Participation Corp.:

1. At least 85% of the assets of Uranium Participation Corp. must be invested in, or held for future purchases of, U_3O_8 and may only be amended by a resolution of the Common Shareholders.

2. Uranium Participation Corp. may not enter into any borrowing arrangements except in strictly limited circumstances to facilitate U_3O_8 purchase payments. Under such circumstances, Uranium Participation

Corp. may enter into borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

3. All purchases and sales of U_3O_8 shall be made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell the U_3O_8 at the best prices available to it over a prudent period of time.

4. In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 from or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the approval of the majority of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. See "Management of Uranium Participation Corp. – Management Services Agreement" and "Management of Uranium Participation Corp. – Conflicts of Interest of the Manager".

5. In the event that the Manager elects to purchase U_3O_8 under long term contracts with a uranium supplier, Uranium Participation Corp. shall have funds set aside to satisfy the purchase price.

6. In the event that the Manager elects to sell U_3O_8 under long term contracts with a uranium customer, Uranium Participation Corp. shall have U_3O_8 set aside to satisfy the delivery commitments.

URANIUM MARKET

Overview

The most common commercial use for U_3O_8 is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a United States ("U.S.") research centre in Idaho Falls lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the U.S., the United Kingdom, Russia, and France. The nuclear industries of these countries and several others grew rapidly during the 1960s and 1970s. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by Russia to several Eastern European countries, including the former East Germany, Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today's international nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium ore is mined and upgraded in a uranium processing facility or mill to produce uranium concentrates containing 80-90% U_3O_8, which is also referred to as "yellowcake". Uranium is priced and sold based on the U_3O_8 content in the uranium concentrates.

Demand

The demand for U_3O_8 is directly linked to the level of electricity generated by nuclear power plants. The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal

economics. As a result, the demand for uranium fuel is more predictable than most other commodities. Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association ("WNA") reported that worldwide uranium fuel consumption attributed to fuel reactors in 2004 was 173 million pounds. The 2003 Red Book (Uranium 2003: Resources, Production and Demand, OECD/IAEA) projects that demand will increase to between 200 and 220 million pounds of U_3O_8 by 2020 representing an annual growth rate of between 1.0% to 1.5%.

World net electricity consumption is expected to nearly double over the next two decades, according to the International Energy Outlook 2004 ("IEO 2004") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 13,290 billion kilowatt hours in 2001 to 23,072 billion kilowatt hours in 2025. The IEO 2004 forecast assumes that developing countries in Asia, including China and India will continue its current economic expansion with overall GDP growth of 5% annually over the forecasted period, which is approximately two percentage points greater than global GDP growth as a whole. As a consequence, the energy demand accompanying Asian economic growth is expected to double over the next two decades, accounting for 40% of the total increase in projected world energy consumption over that period.

According to the WNA, as of January 2005, there were a total of 439 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 365,405 megawatts of electricity requiring 173.3 million pounds per year of U_3O_8, which are currently supplying approximately 16% of the world's power requirements. Another 25 commercial nuclear power plants (representing 19,657 megawatts of electricity) are under construction. New construction is presently centered in Asia, principally in China, South Korea and India. While it is unclear whether nuclear power will grow as a percentage of future global power production, industry sources believe that there will be rapid growth in Asia.

The demand for uranium may be increased by the trend toward improving plant load factors, but may be muted by the premature closing of some nuclear power plants. Factors increasing fuel demand are expected to continue to be offset in part by a trend in increased efficiency in nuclear power plants. According to the WNA, from 1970 to 1990, there was a 25% reduction in uranium demand per kilowatt hour output in Europe due to such improvements in efficiency.

Supply

Uranium is supplied from primary production (the mining of uranium ores), and secondary sources such as the drawdown of excess inventories and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. The Manager estimates that approximately 59% of annual uranium consumption was sourced from primary production in 2004.

Primary Production

The uranium production industry is characterized by a small number of companies operating in relatively few countries. The Manager estimates the current mine supply to be approximately 102 million pounds of U_3O_8 per year. In 2004 approximately 83% of the estimated world production was provided by eight producers: Cameco Corporation, COGEMA, part of the Areva Group ("COGEMA"), Energy Resources of Australia Ltd., Rossing Uranium Limited and WMC Resources Ltd. in the western world, and Kazatomprom in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. Based on publicly available information, the four largest companies produced approximately 54% of the world's primary production of uranium supply in 2004 as represented in the following table:

Entity		Production of World's Uranium Supply
Cameco Corporation	-	20.3%
COGEMA	-	13.5%
Energy Resources of Australia Ltd.	-	11.1%
WMC Resources Ltd.	-	9.4%

Approximately 89% of estimated world production was sourced from seven countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Niger, Namibia, Russia and Uzbekistan. The Canadian uranium industry has been the leading supplier of uranium in recent years with production of 30.2 million pounds U_3O_8 in 2004, which represented nearly 30% of world production.

The 2003 Red Book estimated that the world's present measured resources of uranium that are tributary to existing and committed production centres, and that are recoverable at less than US$15.38 per pound of U_3O_8, total 4.8 billion pounds. These resources are sufficient to meet projected uranium requirements through 2020; however, although sufficient reserves exist, the associated uranium production centres do not yet have, nor are projected to have, sufficient capacity to produce more than 52% to 58% of annual demand over the same period.

A critical consideration in evaluating the potential for new supply is the lead time and capital costs needed to permit and develop new uranium production. The lead time for most new production facilities from discovery to production has historically been approximately 10-20 years due to environmental challenges and the technical difficulties inherent in uranium mining. As a result, material increases in new, currently unplanned, mine production are not anticipated by the Manager over the next decade.

Secondary Sources

The secondary market has been a significant source of uranium supply over the past decade. The de-enrichment of nuclear weapons through blending with low enriched uranium from conventional production sources has contributed the largest proportion of this supply and is expected to meet about 11% of demand over the next ten years. Also, some utilities in Europe use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply and depleted uranium tails from reactors can be re-enriched and added to the fuel mix, supplying 6% to 8% of world demand. Excess inventories held by utilities, producers, other fuel cycle participants and governments have also served as a source of supply, although this is a finite source.

Uranium from Nuclear Disarmament

The most significant secondary source of uranium is from de-enriching nuclear weapons. In February 1993, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to manage the sale of highly enriched uranium ("HEU"). Under the Russian HEU Agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the U.S. as low enriched uranium ("Disarmament Uranium "), suitable for use in nuclear power plants. Disarmament Uranium scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U_3O_8.

In March, 1999, Cameco Corporation, COGEMA and Nukem (the "Western Companies") entered into an agreement whereby they would market a substantial portion of the Disarmament Uranium ("Western Agreement"). Cameco Corporation reports that as a result of various amendments to the Western Agreement, the Western Companies are now committed to the purchasing and selling of almost 163 million pounds of U_3O_8 from 2004 through to the end of 2013.

Russia, through its agent Techsnabexport ("Tenex") had also been selling a portion of the Disarmament Uranium not purchased by the Western Companies. In November 2003, Tenex terminated its contract for sales to the U. S. (the "Tenex Termination") through Globe Nuclear Services and Supply. Russia currently consumes more than twice as much U_3O_8 as it produces and is proceeding with an ambitious nuclear power development program which will make this shortfall in U_3O_8 supply even more pronounced.

As a result of the Tenex Termination and the subsequent amendments to the Western Agreement, the amount of Disarmament Uranium that would have been available to the market in the western world has been reduced by about 74 million pounds of U_3O_8 in the period from 2004 to 2013.

The Uranium Market and Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts typically provide for deliveries to begin one to three years after signing and continue for several years thereafter.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (generally spot price indicators but also long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. The Manager estimates that the spot market volume in 2004 was about 20 million pounds, generally consistent with the volume over the last eight or nine years, and represented about 12% of demand.

The spot price for U_3O_8 has steadily increased from its low of US$7.10 per pound at the end of 2000 to its present price of US$22.50 per pound, an increase of 317%. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for 2002, 2003 and 2004: US$0.60, US$4.30 and US$6.20 per pound respectively.

The spot price of U_3O_8 currently lags the long term price by approximately US$4.50 per pound, compared to the historical spread of US$1.00 per pound to US$2.00 per pound, reflecting the increased premium to secure a long term supply in a tightening market. The Manager believes that this gap between long and short term prices may put additional upward pressure on the spot price to the extent that material potentially available for spot sales is diverted to the more lucrative long term market.

Supply Deficit

Each year since 1989, the consumption of uranium has exceeded primary production by a substantial margin. In the current year, the Manager estimates that this supply shortage will be approximately 70 million pounds. To date, this large supply gap has been accommodated by sales from existing inventories, former stockpiles stored in Russia and recycling programs. Uranium held in inventories is being drawn down by 35-40 million pounds per year, and the Manager believes global excess inventories are less than 100 million pounds.

The following chart shows the relation between world uranium production and requirements, respectively, for the periods indicated:



Production
Requirements
Million pounds U3O8
200
180
160
140
120
100
80
60
40
20
0
47 50 53 56 59 62 65 68 71 74 77 80 83 86 89 92 95 98 01 04

Source: *Fueling the Future,* Jeff Combs: 2004 World Nuclear Association Annual Symposium

The Manager believes that the uranium market will face a growing supply deficit until new mine production can be implemented. The Manager believes that recent decreases in inventory levels, the recognition by Russia of its own internal need for uranium supply resulting in Russia, becoming a net importer, and the construction of approximately 25-35 new commercial reactors over the next 10 to 15 years will exacerbate this shortfall. The Manager believes that the long term fundamentals of the uranium market are positive.

GOVERNMENT REGULATION

The production, handling and storage of uranium is subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are some of the more significant government controls and regulations which materially affect the uranium business.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

Canadian Nuclear Safety and Control Act

In Canada, control of the use and export of uranium was formerly governed by the *Atomic Energy Control Act* (the "AECA"), a federal statute. The AECA was administered by the Atomic Energy Control Board ("AECB"). On March 20, 1997, the *Nuclear Safety and Control Act* (the "NSCA") received royal assent. In the following years,

related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the NSCA and its associated regulations came into force replacing the AECA. The NSCA expands the jurisdiction of the CNSC, which has replaced the AECB, notably expanding its role in environmental regulation.

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA is the product of a recent update of regulatory requirements by the federal government in relation to the effective regulation of nuclear energy in Canada. The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Converters, which may be used by Uranium Participation Corp. will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Uranium Export Regulation

The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licenses and export permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation

Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the *Atomic Energy Act of 1954,* as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40.

The review of a license application is governed by the *National Environmental Policy Act* ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with an NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the US Fish and Wildlife Service.

The export of uranium from the U.S. and the movement of nuclear materials within the U.S. are also regulated by the NRC. "NRC 741 form" reporting is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers. U.S. government export policies are established and enforced through bilateral agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. While specific sales contracts are not reviewed or approved, export licenses for shipment of uranium outside the U.S. are granted by the NRC.

MANAGEMENT OF URANIUM PARTICIPATION CORP.

Board of Directors and Officers

The following table sets out, for each of the members of the Board of Directors and officers, respectively, of Uranium Participation Corp., the person's name, municipality of residence, position with Uranium Participation Corp. and principal occupation. Each director will hold office until the next annual meeting of Common Shareholders of Uranium Participation Corp., subject to his earlier resignation or removal.

Name and Municipality of Residence	Position with Uranium Participation Corp.	Principal Occupation
Norman Fraser (1,2) Toronto, Ontario	Director	Independent Financial Consultant
Jeff Kennedy (1,2) Toronto, Ontario	Director	Chief Financial Officer of the Agent and its wholly-owned subsidiary, Sprott Securities (U.S.A.) Limited
Richard H. McCoy (1,2) Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
E. Peter Farmer Toronto, Ontario	President	President, Chief Executive Officer and Director of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing	Vice President, Marketing and Special Projects of the Manager

Name and Municipality of Residence	Position with Uranium Participation Corp.	Principal Occupation
Sheila Colman Toronto, Ontario	Corporate Secretary	General Counsel and Corporate Secretary of the Manager

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

Except as noted under "Officers of the Manager", each of the foregoing officers, and except as noted below, each of the foregoing directors, has held the same principal occupation for the previous five years.

Please see "Officers of the Manager" for a brief biographical description of the principal officers of Uranium Participation Corp.

The following is a brief biographical description of the directors:

Norman Fraser

Mr. Fraser is a self-employed financial consultant. He was previously a Director of Investment Banking at RBC Dominion Securities Inc. and its predecessor firms. Mr. Fraser has also served as a Director of Global Thermal Electric Inc., Enertec Resources Services Inc., BFC Construction Group Inc. and Transwest Energy Inc.

Mr. Fraser is also involved in various private, not-for-profit and charitable activities. He received an MBA and a B. Com. from the University of Toronto in 1968 and 1965, respectively.

Jeff Kennedy

Mr. Kennedy is currently the Chief Financial Officer and a director of the Agent. Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Richard H. McCoy

Mr. McCoy has been in the investment business for over 35 years. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy has also served as a director of Aberdeen Asia-Pacific Income Investment Co., Aberdeen G7 Trust, ID Biomedical Corporation, Rothmans Inc. and Public Storage Canadian Properties. Mr. McCoy holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

Audit, Corporate Governance and Nominating Committees

The Board of Directors has established an Audit Committee comprised of all three directors. This Committee will be responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. Two of the directors are independent for the purposes of the Audit Committee in accordance with Canadian securities regulatory authorities. The Board of Directors will be required to have an audit committee composed entirely of independent directors within one year commencing on the date of the receipt for the final prospectus.

The Corporate Governance and Nominating Committee, which is comprised of all three directors, will be responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors and the contribution of individual directors.

Remuneration of Board of Directors

Currently two members of the Board of Directors are independent. Each of the independent members of the Board of Directors will be paid such remuneration for their services as the Board of Directors may from time to time determine. Until otherwise determined, such compensation will be $25,000 per year for each director plus $1,000 per meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. will also reimburse the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors will participate in the indemnification arrangements described under the Management Services Agreement.

Remuneration of Officers

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. shall be paid by the Manager for serving in such capacity and shall not receive any remuneration from Uranium Participation Corp. therefor.

Management Services Agreement

Uranium Participation Corp. and the Manager will enter into the Management Services Agreement prior to Closing. The primary responsibilities of the Manager under the Management Services Agreement will be to:

(i) use commercially reasonable efforts to arrange for, and complete, for and on behalf of Uranium Participation Corp., through industry-standard tenders, the purchase and sale of U_3O_8, at the best available prices available over a prudent period of time as may be requested by the Board of Directors from time to time;

(ii) provide to the Board of Directors delivery and payment particulars in respect of each purchase and sale of U_3O_8;

(iii) arrange with Converters for the storage of U_3O_8 which is owned by Uranium Participation Corp., including arrangements regarding indemnities or insurance for the loss of such U_3O_8 in accordance with industry practices;

(iv) on a monthly basis, prepare a report on the net asset value of each common share of Uranium Participation Corp. (the "NAV"), which shall be determined by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash and all other assets held by Uranium Participation Corp., less any and all outstanding payables, indebtedness and any other liabilities of Uranium Participation Corp., divided by the total number of outstanding Common Shares of

Uranium Participation Corp. Such report will be made available to Uranium Participation Corp. and its Directors. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the value of the NAV;

(v) prepare regulatory filing materials, reports to the Common Shareholders, and other reports to the Board of Directors as may be reasonably requested from time to time;

(vi) furnish office facilities, services and supplies and generally oversee with its staff and independent contractors, the management of Uranium Participation Corp.;

(vii) provide the services of two separate individuals as nominees each to serve separately, one as President and the other as Chief Financial Officer of Uranium Participation Corp. together with nominees for such other executive positions as may be required by Uranium Participation Corp. (the "Nominees"). Subject to final approval by the Manager, the Board of Directors shall decide on the appointment of the Nominees or other duly qualified individuals to serve as President, Chief Financial Officer and such other executive position as required; and

(viii) generally manage the business and affairs of Uranium Participation Corp.

The Manager has agreed to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent practices and may delegate, with the approval of the Board of Directors and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party, including the Agent.

All purchases and sales of U_3O_8 will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board of Directors instructs the Manager to purchase or sell U_3O_8, the Manager will put out a tender for an offer to purchase U_3O_8 or an offer to sell U_3O_8, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of U_3O_8 include producers of uranium, traders and utilities which operate nuclear power facilities. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from which Uranium Participation Corp. would potentially purchase U_3O_8 or any seller to which Uranium Participation Corp. may sell U_3O_8.

As the Manager and its affiliates (including McClean Uranium Limited) are producers, sellers and at certain times, purchasers of U_3O_8, the Manager and Uranium Participation Corp. have agreed that all Related Purchases must be approved by all of the independent members of the Board of Directors.

The Management Services Agreement shall have an initial term of five years (the "Initial Term"). After the Initial Term, the Management Services Agreement may be renewed on terms mutually acceptable to each party and may be terminated by either party upon the provision of 180 days prior written notice. The Management Services Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of assets, sale of business or insolvency proceeding have been commenced or are being contemplated by either party thereto. Uranium Participation Corp. may terminate the Management Services Agreement at any time if the Manager breaches any of its material obligations thereunder and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

Uranium Participation Corp. acknowledges that the Manager shall not be responsible for any loss of opportunity whereby the value of any of the assets of Uranium Participation Corp. or the value of any particular U_3O_8, monetary or currency investment could have been increased, nor shall it be responsible for any decline in value of any of the assets of Uranium Participation Corp. unless such decline is the result of the Manager's gross negligence or wilful

failure to comply with express directions given by resolution of either the Board of Directors or Common Shareholders of Uranium Participation Corp.

The Manager will also arrange, at the expense of Uranium Participation Corp., for the engagement of Converters for the storage of Uranium Participation Corp.'s U_3O_8 assets and for Uranium Participation Corp.'s registrar and transfer agent(s). Additionally, the Manager generally expects the Converters to indemnify Uranium Participation Corp. and its directors, officers and employees from and against all liabilities, claims and demands arising against Uranium Participation Corp. as a result of personal injury, death or property damage caused by the U_3O_8.

Uranium Participation Corp. will be responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Manager as set out therein. Such costs and expenses to be borne by Uranium Participation Corp. will include, without limitation: (i) brokerage and trading commissions; (ii) transportation costs, insurance fees and commissions, security services costs, Converter's fees and other charges arising upon the holding, purchase or sale of U_3O_8 or other assets by Uranium Participation Corp.; (iii) legal and audit fees; (iv) corporate finance offering costs; (v) fees payable for listings, the maintenance of listings and filings or other requirements of stock exchanges on which any of the securities of Uranium Participation Corp. are listed or quoted; (vi) the cost of printing and mailing financial reports and material for Common Shareholders' meetings, valuations, reporting to Common Shareholders, securities regulatory filings and any other purposes required by law; (vii) fees payable to any registrar and transfer agent of the Common Shares or other securities of Uranium Participation Corp.; (viii) Uranium Participation Corp.'s directors' fees and expenses; (ix) the Manager's fees payable under the Management Services Agreement; and (x) the fees payable to the Agent under the Financial Services Agreement.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, Uranium Participation Corp. shall pay to the Manager a yearly fee of $400,000 plus a fee equal to 0.3% of Uranium Participation Corp.'s total assets in excess of $100 million and 0.2% in excess of Uranium Participation Corp.'s assets over $200 million and a commission of 1.5% on the gross value of any purchases or sales of U_3O_8. Such fees shall be payable on or before the 10th day following the end of each such month. For such purposes, "total assets" shall mean the total assets of Uranium Participation Corp. as at the Valuation Date, valued by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash, and any other assets held by Uranium Participation Corp. less any and all outstanding payables, indebtedness or any other liabilities of Uranium Participation Corp. The independent Board of Directors will have the express authority to engage a third party for the purpose of conducting an independent valuation or audit of the assets of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the calculation of the NAV.

Under the terms of the Management Services Agreement, the Manager shall incur no liability for any action except for its own gross negligence, willful misconduct or breach of the Management Services Agreement.

Financial Services Agreement

Uranium Participation Corp. and the Agent will enter into the Financial Services Agreement prior to Closing. The primary responsibilities of the Agent under the Financial Services Agreement will be to:

(i) provide strategic advice to Uranium Participation Corp. in respect of public market matters relevant to Uranium Participation Corp.;

(ii) assist Uranium Participation Corp. in the preparation and deliberation of any expansion and financing strategies and transactions;

(iii) act as lead underwriter and advisor for any debt or equity financing transactions for industry standard compensation to be negotiated with Uranium Participation Corp.;

(iv) provide advisory services for any proposed acquisition, merger or takeover transactions; and

(v) assist Uranium Participation Corp., the Manager and the Board of Directors in any reasonable capacity requested as its financial advisor.

The Financial Services Agreement shall have an initial term of five years (the "FS Initial Term"). After the FS Initial Term, the Financial Services Agreement may be renewed on terms mutually acceptable to each party and may be terminated by either party upon the provision of 180 days prior written notice. The Financial Services Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of assets, sale of business or insolvency proceeding have been commenced or are being contemplated by either party thereto. Uranium Participation Corp. may terminate the Financial Services Agreement at any time if the Agent breaches any of its material obligations thereunder and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

As compensation for the services provided by the Agent under the Financial Services Agreement, Uranium Participation Corp. will pay to the Agent an annual amount of $50,000. The fee payable under the Financial Services Agreement is in addition to the Agent's Fee (as herein defined) in respect of the Offering. In addition, Uranium Participation Corp. will reimburse the Agent for any reasonable out-of-pocket expenses incurred in connection with the performance of its services and for any additional services that in either case have been pre-approved by Uranium Participation Corp.

Officers of the Manager

The name, municipality of residence, position held and principal occupation of each officer of the Manager are set out below:

Name and Municipality of Residence	Position with the Manager and Principal Occupation
E. Peter Farmer Toronto, Ontario	President, Chief Executive Officer and Director
James R. Anderson Mississauga, Ontario	Executive Vice President and Chief Financial Officer
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing and Special Projects
Sheila Colman Toronto, Ontario	General Counsel and Corporate Secretary

The following is a brief biographical description of the officers of the Manager:

E. Peter Farmer

Mr. Farmer is the President and Chief Executive Officer of the Manager. In addition, Mr. Farmer has served as a director of the Manager since September 2003. Mr. Farmer joined Denison Energy (a predecessor of the Manager) in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining the Manager, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor in 1974.

James R. Anderson

Mr. Anderson has been Executive Vice-President and Chief Financial Officer of the Manager since May 2004. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson is currently a Trustee of Countryside Power Income Fund and has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Donald C. Campbell

Mr. Campbell has been Vice President, Marketing and Special Projects for the Manager since March 2004. He held the position of Vice President, Marketing and Special Projects of Denison Energy from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman

Ms. Colman joined the Manager as General Counsel and Corporate Secretary in October 2004. Prior to joining the Manager, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Conflicts of Interest of the Manager

The Manager will be responsible for the management of the business and affairs of Uranium Participation Corp. The Manager is a corporation involved in the exploration, production and marketing of uranium through its 22.5% interest in the McClean Lake joint venture in Northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that markets the McClean Lake uranium production. COGEMA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

(i) limitations on the ability of the Manager to purchase U_3O_8 from Related Parties (See "Purpose of Uranium Participation Corp.");

(ii) all board members are independent of the Manager (see "Management of Uranium Participation Corp.");

(iii) restrictions on the business to be carried on by Uranium Participation Corp. (see "Description of Uranium Participation Corp.").

USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting fees payable to the Agent and the expenses of the Offering, will be $●(assuming a minimum offering) and $● (assuming the maximum offering), without giving effect to the exercise of the Option or the Over-Allotment Option. Uranium Participation Corp. will invest over 85% of the net proceeds in U_3O_8 including proceeds resulting from the exercise, if any, by the Agent of the Option and the Over-Allotment Option, respectively. The balance of the net proceeds will be used by Uranium Participation Corp. for further U_3O_8 purchases and general working capital purposes. Pending such uses, these net proceeds will be invested in short-term government debt or short-term investment grade corporate debt.

DESCRIPTION OF URANIUM PARTICIPATION CORP.

Uranium Participation Corp. is a corporation established on March 15, 2005 under the *Business Corporations Act* (Ontario). The following is a summary of the material attributes and characteristics of the Common Shares and certain provisions of the Articles and By-laws. This summary does not purport to be complete. Reference is made to the By-laws for a complete description of the Common Shares and the full text of its provisions. See "Material Contracts".

Activities of Uranium Participation Corp.

Uranium Participation Corp. will be primarily involved in the purchase and sale of U_3O_8. All U_3O_8 acquired by Uranium Participation Corp. will, until sold, be stored at Converter's facilities in Canada, France, the United Kingdom and/or the U.S.

The By-laws of Uranium Participation Corp. will provide that Uranium Participation Corp. shall, as its primary objectives, invest in and hold a minimum of 85% of its total net assets in a direct ownership interest in physical U_3O_8 and hold no more than 15% of its total net assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of Uranium Participation Corp. See "Purpose of Uranium Participation Corp.".

The Articles of Uranium Participation Corp. will be amended to provide that Uranium Participation Corp. may borrow on a short-term basis in limited circumstances to facilitate uranium purchase payments, provided that, under such circumstances, Uranium Participation Corp. may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets at any and all times.

SHARE CAPITAL OF URANIUM PARTICIPATION CORP.

The authorized capital of Uranium Participation Corp. consists of an unlimited number of Common Shares without nominal or par value. As at the date hereof, there is one Common Share outstanding. The Articles will be amended to provide that the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Notice of Meetings. Holders of Common Shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) approve any change in the minimum amount of Uranium Participation Corp.'s assets which must be invested in U_3O_8 as required by its By-laws. This minimum amount is currently set at 85% of the market value of the non-cash net assets of Uranium Participation Corp.;

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the Common Shares;

(iv) create any class of shares ranking as to dividends in preference to or on a parity with the Common Shares; or

(v) consolidate or subdivide the Common Shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding at the market price or lowest tender price per Common Share, as the case may be.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of U_3O_8 and any other net assets of Uranium Participation Corp. subject to applicable laws.

DESCRIPTION OF THE WARRANTS

The Warrants will be issued in registered form pursuant to, and will be governed by, the terms of a warrant indenture (the "Warrant Indenture") entered into between Uranium Participation Corp. and a Computershare Trust Company of Canada, as warrant agent (the "Warrant Agent") to be dated as of the date of Closing. Each whole Warrant will entitle the holder thereof to purchase one Common Share, subject to adjustment in certain circumstances, at a price of $ ● per Common Share at any time at or prior to the close of business on the date that is 24 months from the date of Closing at which time the Warrants will become null and void.

Uranium Participation Corp. will appoint the principal transfer office of the Warrant Agent in Toronto as the location at which the Warrants may be surrendered for exercise, transfer or exchange.

The exercise price and the number of the Common Shares issuable upon exercise of the Warrants will be subject to adjustment in certain circumstances as more fully described below. Pursuant to the terms of the Warrant Indenture, Uranium Participation Corp. will be entitled to purchase in the market, by private contract or otherwise, any or all of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of the Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants);

(ii) the subdivision, redivision or change of Common Shares into a greater number of shares;

(iii) the reduction, combination or consolidation of Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares , or securities exchangeable for or convertible into Common Shares , at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of Common Shares , of shares of any class other than Common Shares , rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares , of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security if the following additional events occur: (i) reclassifications of the Common Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of Uranium Participation Corp. with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of Common Shares into other shares); or (iii) the transfer of any of Uranium Participation Corp.'s undertaking or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

Uranium Participation Corp. will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, Uranium Participation Corp. will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Any subscription for fractional Common Shares will be deemed to be a subscription for the next smallest whole number of Common Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares or, if any are ever issued, Uranium Participation Corp.'s preferred shares, would have.

From time to time, Uranium Participation Corp. and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by ''extraordinary resolution'', which is defined in the Warrant Indenture as a resolution either:

(i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or

(ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

The Warrants may not be exercised, nor may Common Shares issuable upon exercise of the Warrants be offered or sold, in the United States unless sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act. See "Plan of Distribution".

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "Agency Agreement") dated ●, 2005 among Uranium Participation Corp. and the Agent, the Agent has agreed to act as, and has been appointed as, the sole and exclusive Agent of Uranium Participation Corp. to offer the Units for sale to the public on a best efforts basis. The offer price per Unit was established by negotiation between the Agent and Uranium Participation Corp. The Agent will receive a fee of $● per Unit upon closing and any reimbursement for out-of-pocket expenses incurred will be paid by Uranium Participation Corp. out of the cash proceeds of the Offering. See "Use of Proceeds".

Uranium Participation Corp. has granted to the Agent an option (the "Option"), exercisable up to 48 hours prior to closing of the Offering, to purchase up to an additional aggregate amount of $20,000,000 of Units at the offering price. If the Option is exercised in full, the total price to the public, Agent's Fee (as hereinafter defined) and net proceeds to Uranium Participation Corp. (before expenses) will be $●, $● and $●, respectively (assuming the maximum offering). This prospectus also qualifies both the grant of the Option and the issuance of the Common Shares and Warrants comprising Units issuable on the exercise of the Option.

Uranium Participation Corp. has granted an over-allotment option (the "Over-Allotment Option") to the Agent exercisable within ● days from the closing of the Offering, to purchase a maximum of 15% of the aggregate number of Units sold at closing of the Offering, at the offering price to cover over-allotments. If the Over-Allotment Option is exercised in full, the total price to the public, Agent's Fee (as hereinafter defined) and net proceeds to Uranium Participation Corp. (before expenses) will be $●, $● and $●, respectively (assuming the maximum offering and the exercise of the Option in full). This prospectus also qualifies both the grant of the Over-Allotment Option and the issuance of Common Shares and Warrants comprising the Units issuable on the exercise of the Over-Allotment Option.

If subscriptions for a minimum of ● Units have not been received within 90 days following the date of issuance of a final receipt for the prospectus, the Offering may not continue without the consent of those who have subscribed on or before such date. Under the terms of the Agency Agreement, the Agent may, at its discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events, terminate the Agency Agreement. Until Closing, cash proceeds from subscriptions will be held by the Agent. If the minimum offering is not achieved and the necessary consents are not obtained or if the Closing does not occur for any reason, subscription proceeds received from prospective purchasers will be returned to such purchasers promptly without interest or deduction. Subscriptions for Units will be received subject to rejection or allotment in whole or in part. The right is reserved to close the subscription books at any time without notice. Closing will take place on or about ●, 2005 or such later date that is on or before ●, 2005 as may be agreed upon by Uranium Participation Corp. and the Agent.

Pursuant to policy statements of certain securities regulators, the Agent may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the conditions that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under applicable by-laws and rules of the relevant self-regulatory authorities relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Such transactions, if commenced, may be discontinued at any time.

The Common Shares and Warrants comprising the Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States (as defined by Regulation S under the U.S. Securities Act), and may not be offered or sold within the United States, provided, that Common Shares and Warrants comprising the Units may be offered and sold by Uranium Participation Corp. to institutional accredited investors pursuant to Rule 506 of Regulation D of the U.S. Securities Act . The Agent has agreed that it will not offer or sell any of the Common Shares or Warrants comprising the Units offered hereby within the United States, except pursuant to exemptions from the registration requirements under the U.S. Securities Act and only as permitted by the Agency Agreement. In addition, until 40 days after commencement of this Offering, an offer or sale of Uranium Participation Corp.'s Common Shares and Warrants comprising the Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements under the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an appropriate exemption from the registration requirements under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares or Warrants comprising the Units in the United States.

Certificates representing any Common Shares and Warrants which are sold in the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

The Agent will provide administrative and financial services to Uranium Participation Corp. under the terms of the Financial Services Agreement. See "Management of Uranium Participation Corp. – Financial Services Agreement". Consequently, Uranium Participation Corp. may be considered a connected issuer of such Agent under applicable Canadian securities legislation. Although the Agent was consulted by the Manager and Uranium Participation Corp. in connection with the Offering and provided advice in relation thereto, the determination to proceed with the Offering was made by Uranium Participation Corp. and approved by its Board of Directors. One member of the Board of Directors is an officer of the Agent. The Agent will receive a fee payable to the Agent by Uranium

Participation Corp. (the "Agent's Fee") in connection with the Offering and will be paid a fee by Uranium Participation Corp. under the terms of the Financial Services Agreement.

CAPITALIZATION OF URANIUM PARTICIPATION CORP.

The following table sets forth the capitalization of Uranium Participation Corp. as at ●, 2005, both before and after giving effect to this Offering.

			After giving effect to	
Designation	Authorized	As at ●, 2005	Minimum Offering[1]	Maximum Offering[1]
Common Shares	Unlimited	$● (● Common Shares)	$● (● Common Shares)	$● (● Common Shares)
Warrants	●	$● (● Warrants)	$● (● Warrants)	$● (● Warrants)

[1] Without giving effect to the exercise, if any of the Option or the Over-Allotment Option.

DIVIDEND POLICY

The Board of Directors has not established a policy of declaring cash dividends on the Common Shares. The declaration and payment of dividends are subject to the discretion of the Board of Directors and depend on, among other things, Uranium Participation Corp.'s financial condition, general business conditions and other factors that the Board of Directors may in the future consider to be relevant.

RISK FACTORS

An investment in the securities offered hereby involves a number of risks. In addition to the other information contained in this prospectus, prospective purchasers should give careful consideration to the following factors.

Risks Related to Uranium Participation Corp.'s Activities and the Industry

Uranium Price Volatility

Uranium Participation Corp.'s activities almost entirely involve investing in U_3O_8. Therefore, the principal factors affecting the price of the Common Shares are factors which affect the price of U_3O_8, and are thus beyond Uranium Participation Corp.'s control.

Uranium Participation Corp. does not engage in any leasing, lending or hedging activities involving its U_3O_8, so the value of the Common Shares and Warrants will depend upon, and typically fluctuate with, fluctuations in the price of its U_3O_8.

The market prices of U_3O_8 are affected by rates of reclaiming and recycling of uranium and rates of production of uranium from mining, and may be affected by a variety of unpredictable international economic, monetary and political considerations, including increased efficiency of nuclear power plants and increased availability of alternative nuclear fuel, such as mixed oxide fuel generated in part from weapons grade plutonium.

Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of U_3O_8 is generally quoted, and other currencies; interest rates; and global or regional economic events.

In addition to changes in production costs, shifts in political and economic conditions affecting uranium producing countries may have a direct impact on their sales of uranium.

The fluctuation of the prices of U_3O_8 is illustrated by the following table, which sets forth, for the periods indicated, the highs and lows of the spot price for non-CIS origin U_3O_8:

Spot U_3O_8 Prices [(1)]
(US$/lb/$U_3O_8$)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Spot										
High	12.25	16.60	14.25	12.00	10.85	9.50	9.60	10.20	14.50	20.70
Low	9.70	12.90	10.30	8.75	9.60	7.10	7.25	9.70	10.10	15.50

(1) Source: The Ux Consulting Company, LLC.

The price of U_3O_8 is also tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

No Public Market for U_3O_8

There is no public market for the sale of U_3O_8. Uranium Participation Corp., and the Manager on behalf of Uranium Participation Corp., may not be able to acquire U_3O_8, or once acquired, sell U_3O_8 for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender may take several months to complete. In addition, as the supply of U_3O_8 is limited, Uranium Participation Corp. may experience additional difficulties in purchasing U_3O_8 in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the shares of Uranium Participation Corp.

Foreign Exchange Rates

Uranium Participation Corp. purchases U_3O_8 in U.S. currency. However, Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses, and Uranium Participation Corp.'s Common Shares trade, in Canadian currency. Therefore, because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an effect on Uranium Participation Corp.'s operations or on the trading value of Uranium Participation Corp.'s Common Shares.

Risks Associated with Converters

The Manager is required to ensure that the Converter or Converters provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All U_3O_8 will be stored by licensed Converters. As the number of duly licensed Converters is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with Converters may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. will be funded from cash on hand from the proceeds of the Offering not otherwise invested in U_3O_8. See "Purpose of Uranium Participation Corp." Once such cash available has been expended, Uranium Participation Corp. will be required to generate cash resources from the sale of U_3O_8, debt incurrence or the sale of additional equity securities. There is no guarantee that any debt or additional equity or equity related securities will be available on terms acceptable to Uranium Participation Corp. or that Uranium Participation Corp. will be able to sell U_3O_8 in a timely or profitable manner.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for U_3O_8. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear Accident

An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Risks Related to the Structure of Uranium Participation Corp. and this Offering

Absence of Prior Public Market

Prior to the Offering there has been no public market for the Common Shares or Warrants. The initial public offering price has been determined by negotiation among Uranium Participation Corp. and the Agent based on several factors, and may bear no relationship to the price at which the Common Shares will trade in the public market subsequent to the Offering. See "Plan of Distribution".

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares will not be redeemable. In addition, Uranium Participation Corp.'s liquidity will rely principally on sales by Uranium Participation Corp. of U_3O_8. Accordingly, Uranium Participation Corp. is unlikely to have resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its U_3O_8 holdings.

Market Price of Common Shares

The market price of the Common Shares is expected to be based on the NAV of Uranium Participation Corp.'s assets. Uranium Participation Corp. cannot predict whether Common Shares will trade above, at or below the NAV of Uranium Participation Corp.

Reliance on Board of Directors, Manager and the Agent

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the Common Shareholders. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services, and on the Agent for certain financial services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement, and its operations may therefore be affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp., the Manager and the Agent and their respective affiliates, directors and officers may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp., and the directors and officers of the Manager and the Agent have undertaken to devote such reasonable time as is required to properly fulfil their responsibilities in respect to the business and affairs of Uranium Participation Corp., as they arise from time to time.

Regulatory Change

Uranium Participation Corp. may be affected by changes in regulatory requirements, customs duties and other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager will enter into the Management Services Agreement prior to Closing pursuant to which the Manager will administer the activities of Uranium Participation Corp. See "Management of Uranium Participation Corp. – Management Services Agreement".

The Agent will enter into the Financial Services Agreement with Uranium Participation Corp. prior to Closing pursuant to which the Agent will provide financial, administrative and other services to Uranium Participation Corp. See "Management of Uranium Participation Corp. – Financial Services Agreement".

MATERIAL CONTRACTS

The only material contracts entered into by Uranium Participation Corp. to which it is or will become a party on or prior to the closing of this Offering are as follows:

1. the Management Services Agreement referred to under "Management of Uranium Participation Corp. – Management Services Agreement";

2. the Financial Services Agreement referred to under "Management of Uranium Participation Corp. - Financial Services Agreement";

3. the Agency Agreement referred to under "Plan of Distribution"; and

4. the Warrant Indenture referred to under "Description of the Warrants".

Copies of the foregoing documents may be examined by prospective purchasers during normal business hours at the offices of Cassels Brock & Blackwell LLP, legal counsel to Uranium Participation Corp., Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2 during the period of distribution of the securities offered hereby.

CERTAIN CANADIAN INCOME TAX MATTERS

In the opinion of Cassels Brock & Blackwell LLP counsel to Uranium Participation Corp., and Lang Michener LLP, counsel to the Agent, the following is a summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers of the Units offered by this prospectus who, within the meaning of the Tax Act, and at all relevant times, are or are deemed to be residents of Canada, deal with Uranium Participation Corp. at arm's length and are not affiliated with Uranium Participation Corp., and hold or will hold Common Shares and Warrants as capital property. The Common Shares and Warrants will generally be considered capital property to a purchaser unless either the purchaser holds such Common Shares and Warrants in the course of carrying on a business of buying and selling securities or the purchaser has acquired the Common Shares and Warrants in a transaction or transactions considered to be an adventure in the nature of trade. Certain purchasers who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares (and all other "Canadian securities") treated as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

The Tax Act contains certain provisions (the "Mark-to-Market Rules") relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules nor any proposed amendments thereto, and taxpayers that are "financial institutions" as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency "CRA"). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a purchaser to acquire Units. On October 31, 2003, the Minister of Finance released draft proposals regarding the deductibility of interest and other expenses (the "October 31, 2003 Tax Proposals") for public comment. In the Canadian federal budget of February 23, 2005, the Minister of Finance announced that an alternative proposal to replace the October 31, 2003 Tax Proposals would be released for comment at an early opportunity. The October 31, 2003 Tax Proposals or the alternative proposal could, among other things, adversely affect a purchaser who has borrowed money to acquire Common Shares and Warrants pursuant to this Offering. Moreover, the income and other tax consequences of acquiring, holding and disposing of Common Shares and Warrants will vary according to the status of the purchaser, the province or provinces in which the purchaser resides or carries on business and, generally, the purchaser's own particular circumstances. Accordingly, the following summary is of a general nature only and is not intended to constitute advice to any particular purchaser. Prospective purchasers should consult their own tax advisors with respect to the income tax consequences of investing in Common Shares and Warrants, based on the purchaser's particular circumstances.

Allocation of Purchase Price

A purchaser of a Unit offered by this prospectus will be required to allocate the price paid for a Unit on a reasonable basis between the Common Share and the one-quarter of a Warrant in order to determine their respective costs to the purchaser for purposes of the Tax Act. Uranium Participation Corp. will allocate $ ● to each Common Share and $ ● to each one-quarter of one Warrant. Although Uranium Participation Corp. believes this allocation to be reasonable, it is not binding upon the CRA.

Exercise of Warrants

No gain or loss will be realized by a holder upon exercise of a Warrant. When a Warrant is exercised, the cost to the holder of the Common Share thus acquired will be the aggregate of the adjusted cost base, for that holder, of the Warrant and the price paid for the Common Share upon exercise of the Warrant. The cost to a holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Warrant.

Expiry of Warrants

The expiry of an unexercised Warrant will generally result in a capital loss to the holder equal to the adjusted cost base of the Warrant to the holder immediately before its expiry.

Disposition of Common Shares and Warrants

In general, a disposition, or a deemed disposition, of a Common Share or of a Warrant (other than on the exercise or expiry thereof) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share or the Warrant, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Share or the Warrant. In the event a holder who acquires Common Shares also holds other Common Shares of Uranium Participation Corp., the adjusted cost base will be determined by averaging the adjusted cost base of all the Common Shares of that holder held as capital property. The adjusted cost base of a Warrant will generally be equal to the cost of the Warrant to the holder and will be averaged with the adjusted cost base of any other Warrants acquired by the holder.

Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the holder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the detailed rules contained in the Tax Act). Capital gains realized by an individual will be relevant in computing possible liability under the alternative minimum tax.

In the case of a holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

EXPERTS

Certain legal matters relating to the issue and sale of Units offered hereby will be passed upon by Cassels Brock & Blackwell LLP on behalf of Uranium Participation Corp. and by Lang Michener LLP on behalf of the Agent. As at the date hereof, neither the partners or associates of Cassels Brock & Blackwell LLP, as a group, nor the partners or associates of Lang Michener LLP, as a group, own any of the Common Shares.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of Units offered hereby will be passed upon on behalf of Uranium Participation Corp. by Cassels Brock & Blackwell LLP and on behalf of the Agent by Lang Michener LLP.

LEGAL PROCEEDINGS

Management of Uranium Participation Corp. is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to a purchaser of Common Shares.

PROMOTER AND PRINCIPAL SHAREHOLDER

The Manager may be considered to be the promoter of Uranium Participation Corp. within the meaning of the securities regulation of certain provinces of Canada. The Manager is the holder of the initial Common Share of Uranium Participation Corp., which will be redeemed by Uranium Participation Corp. at its issue price of $10 following the closing of this Offering. The Manager will not receive any additional direct or indirect benefits as a result of its relationship to Uranium Participation Corp. other than those described above under "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions".

Upon completion of this Offering, the only shareholders of Uranium Participation Corp. will be the purchasers of Common Shares offered by this prospectus.

AUDITORS, WARRANT AND TRANSFER AGENTS AND REGISTRAR

The auditors of Uranium Participation Corp. are PricewaterhouseCoopers LLP, Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario, Canada, M5K 1G8.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal transfer office in Toronto.

The warrant agent for the Warrants is Computershare Trust Company of Canada at its principal office in Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

ADDITIONAL INFORMATION

Following consummation of the Offering, Uranium Participation Corp. will be required to file reports and other information with the securities commissions in all provinces of Canada. These filings will be electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com).

GLOSSARY

concentrate:	The product resulting from the milling of uranium ore, typically containing 80 – 90% U_3O_8, which is also referred to as "yellowcake". It is usually measured in terms of pounds of contained U_3O_8 or kilograms of contained U.
Converter:	The operator of a facility licensed to receive, store and transform U_3O_8 into another chemical form suitable for subsequent processing.
depleted uranium tails:	Uranium where the U-235 content is below the naturally occurring 0.71% as the result of the enrichment process.
fission:	The physical reaction of splitting atoms in a chain reaction forming the basis for nuclear energy generation.
highly enriched uranium (HEU):	Any form of uranium with a U-235 concentration of 20% or higher.
isotope:	Different forms of atoms of the same element.
kgU:	Kilograms of uranium which is equal to pounds of U_3O_8 multiplied by 2.59978.
long-term price:	The price for product sold or purchased under contract for multiple deliveries beginning after one year.
megawatts:	1000 kilowatts.
natural uranium:	Uranium whose isotopic composition, as it occurs in nature (approximately 0.71% U-235), has not been altered.
plutonium:	A by-product of nuclear fission in reactors which can be recovered from spent fuel and recycled.
recycling:	The re-use of valuable products which arise from the processing of nuclear materials.
reprocessed uranium:	Uranium which has been recovered from the reprocessing of spent nuclear fuel.
spot price:	The price for product sold or purchased for delivery within one year.
U-235:	The only naturally occurring isotope of uranium which is capable of fission and is present in approximately 0.71% by weight in natural uranium.

U_3O_8:	Triuranium octoxide.
uranium (U):	The heaviest naturally occurring element. It is metallic and slightly radioactive.
western world:	Includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, and Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, and the United States.
yellowcake:	The name often used for concentrates produced from the product resulting from the milling of uranium ore.

FINANCIAL STATEMENTS

Auditors' Report

To the Board of Directors of
Uranium Participation Corporation:

We have audited the balance sheet of Uranium Participation Corporation ("Uranium Participation Corp.") as at March 18, 2005. This balance sheet is the responsibility of Uranium Participation Corp.'s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of Uranium Participation Corp. as at March 18, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) ●
Chartered Accountants

Toronto, Canada
March 22, 2005 (except for Note 3, which is dated ●, 2005)

URANIUM PARTICIPATION CORPORATION

Balance Sheet
In Canadian dollars

As at March 18, 2005

	Actual
Assets	
Cash	$10
	$10
Shareholders' Equity	
Share Capital	$10

On behalf of the Board of Directors:

(Signed) Jeff Kennedy
Director

(Signed) Richard H. McCoy
Director

The accompanying notes are an integral part of this financial statement.

URANIUM PARTICIPATION CORPORATION

Notes to Balance Sheet
March 18, 2005

Note 1 – Uranium Participation Corporation ("Uranium Participation Corp.")

Uranium Participation Corp. was incorporated on March 15, 2005 under the laws of the Province of Ontario. It is an investment holding entity created to invest substantially all of its assets in uranium oxide concentrates ("U_3O_8"), with the primary investment objective of achieving appreciation in the value of its U_3O_8 holdings.

Note 2– Share Capital

Uranium Participation Corp. currently has one issued and outstanding share.

Note 3 – Subsequent Events

On April ●, 2005, the Company filed a prospectus with the intent to raise funds of $●, substantially all of these funds to be invested in uranium oxide concentrates in accordance with the Company's objectives.

On April ●, 2005, the Company entered into a management services agreement with Denison Mines Inc. ("the Manager"). The Company and the Manager are considered to be related parties by virtue of common officers. Under the terms of the agreement, Uranium Participation Corp. will pay the Manager a management fee, to be calculated based on the net asset value of Uranium Participation Corp., but subject to a minimum annual payment of $400,000 and a commission of 1.5% on purchases and sales of U_3O_8.

AUDITORS' CONSENT

We have read the preliminary prospectus of Uranium Participation Corporation ("Uranium Participation Corp.") dated March 29, 2005, relating to the sale and issue of Units of Uranium Participation Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of Uranium Participation Corp. of our report to the board of directors of Uranium Participation Corp. on the balance sheet as at March 18, 2005.

Our report is dated March 22, 2005.

(Signed) ●
Chartered Accountants

Toronto, Ontario

●, 2005

CERTIFICATE OF URANIUM PARTICIPATION CORPORATION AND THE PROMOTER

Dated: March 29, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia) and the respective regulations thereunder. This prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

On behalf of Uranium Participation Corp.

(Signed) E. Peter Farmer
President

(Signed) James R. Anderson
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Jeff Kennedy
Director

On behalf of the Promoter

(Signed) E. Peter Farmer
President & CEO

(Signed) James R. Anderson
Executive Vice President
and Chief Financial Officer

CERTIFICATE OF THE AGENT

Dated: March 29, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act (*British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia) and the respective regulations thereunder. To our knowledge, this prospectus does not contain any misrepresentation that is likely to affect the value or market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SPROTT SECURITIES INC.

By: (Signed) Peter F. Grosskopf



Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Uranium Participation Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick, Nova Scotia have been issued for a Preliminary Prospectus of the above Issuer dated March 29th, 2005.

DATED at Toronto this 31st day of March, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 756733

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-1133

NUMÉRO DE PROJET SÉDAR: 756733

VISA DE PROSPECTUS PROVISOIRE

(Régime d'examen concerté)

Uranium Participation Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire du 29 mars 2005.

L'Autorité des marchés financiers,

Le 30 mars 2005

Date du visa

(s) Benoit Dionne

Benoit Dionne
Chef du Service du financement des sociétés

/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

RECEIVED
2006 AUG 23 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AMENDED AND RESTATED MANAGEMENT SERVICES AGREEMENT

THIS AGREEMENT dated as of March 30, 2005, as amended and restated as of March 27, 2006, made between Uranium Participation Corporation, a corporation established under the laws of the Province of Ontario, (hereinafter referred to as "Uranium Participation Corp.") and Denison Mines Inc., a corporation incorporated under the laws of the Province of Ontario, (hereinafter referred to as the "Manager").

WHEREAS the Manager intends to provide management services to Uranium Participation Corp.; and

WHEREAS Uranium Participation Corp. is a corporation which directly invests its assets primarily in uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") and requires the services of the Manager to attend to the management and administration of its business and affairs as directed by the board of directors of Uranium Participation Corp. (the "Board"); and

WHEREAS the Manager is willing to provide such services to Uranium Participation Corp. upon and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. Appointment. Uranium Participation Corp. hereby appoints the Manager effective from and after March 30, 2005, as the manager of Uranium Participation Corp. with full authority and responsibility to manage and administer the business and affairs of Uranium Participation Corp., and the Manager accepts such appointment and agrees to act in such capacity upon and subject to the terms set forth in this management services agreement (the "Agreement").

2. Responsibilities of the Manager. The management responsibilities of the Manager hereunder shall include the general administration of Uranium Participation Corp.'s business and affairs in accordance with the policies and directions established from time to time by the Board and, in particular but subject to Section 6 hereof, shall include, at the Manager's expense:

(i) using commercially reasonable efforts to arrange for, and complete, for and on behalf of Uranium Participation Corp., through industry-standard tenders or through direct negotiations in off-market transactions, the purchase and sale of U_3O_8 and UF_6 at the best prices available to it over a prudent period of time as may be requested by the Board from time to time;

(ii) providing to the Board, delivery and payment particulars in respect of each purchase and sale of U_3O_8 and UF_6;

(iii) pursuant to Section 3, arranging with Facilities (as defined below) for the storage of U_3O_8 and UF_6, which is owned by Uranium Participation Corp.,

including arrangements regarding indemnities or insurance for the loss of such U_3O_8 and UF_6 in accordance with industry practices;

(iv) preparing, on a monthly basis, a report on the net asset value of each common share of Uranium Participation Corp. (the "NAV"), which shall be determined by multiplying the quantity of U_3O_8 and UF_6 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 and UF_6 published by Ux Consulting Company, LLC for the month, plus cash and any other assets held by Uranium Participation Corp., on the last day of such month, less any and all outstanding payables, indebtedness and any other liabilities of Uranium Participation Corp., divided by the total number of outstanding common shares of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to such NAV calculation. Such report will be made available to Uranium Participation Corp. and its Board;

(v) preparing reports to the shareholders of Uranium Participation Corp. (the "Shareholders"), regulatory filing materials and other reports to the Board as may be reasonably requested from time to time;

(vi) furnishing office facilities, services and supplies and generally overseeing with its staff and independent contractors the administration of Uranium Participation Corp.;

(vii) provision of the services of two separate individuals as nominees each to serve separately, one as President and the other as Chief Financial Officer of Uranium Participation Corp. together with nominees for such other executive positions as may be required by Uranium Participation Corp. (the "Nominees"). Subject to final approval by the Manager, the Board shall decide on the appointment of the Nominees or other duly qualified individuals to serve as President and Chief Financial Officer and such other positions as required; and

(viii) generally manage the business of Uranium Participation Corp.

Notwithstanding the foregoing, the Manager agrees to consult the Board on all material issues prior to reaching or implementing a final decision on any matters contemplated by this Agreement, which are material in nature.

Any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. shall be paid by the Manager for serving in such capacities and shall not receive any remuneration directly from Uranium Participation Corp. therefor.

3. <u>U_3O_8 and UF_6 to be held on behalf of Uranium Participation Corp.</u>

(a) The Manager covenants and agrees that all U_3O_8 and UF_6 acquired by the Manager on behalf of Uranium Participation Corp. will be stored at a licensed uranium conversion facility operated by a duly licensed operator in the case of U_3O_8 or a duly licensed uranium enrichment facility in the case of UF_6 (either one, a "Facility" or "Facilities") in accordance with the following terms and conditions:

(i) the obligations of the Facility and the Manager will be reflected in a written agreement consistent with industry standards, a copy of which will be provided to the Board;

(ii) the Manager will ensure that the Facility indemnifies Uranium Participation Corp. against the loss of U_3O_8 and UF_6 stored by the Facility and further indemnifies its directors, officers and employees from and against all liabilities, claims and demands arising against Uranium Participation Corp. or its directors, officers or employees as a result of personal injury, death or property damage caused by the U_3O_8 or UF_6 or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms;

(iii) the ownership interest of Uranium Participation Corp. in the U_3O_8 and UF_6 stored with the Facility shall be evidenced in an account maintained by the Facility for Uranium Participation Corp. or for the Manager acting on behalf of Uranium Participation Corp. and the Facility will provide a written settlement statement each month indicating the amount of U_3O_8 or UF_6 stored for the Manager, owned by Uranium Participation Corp.; and

(b) The Manager acknowledges that any U_3O_8 and UF_6 purchased, on behalf or otherwise with funds of Uranium Participation Corp. or otherwise pursuant to this Agreement, will be owned by Uranium Participation Corp. and that the Manager will have no ownership interest therein other than in its role as Manager under the terms of this Agreement.

(c) The Manager agrees that any Related Purchases (as that term is defined in the preliminary prospectus of Uranium Participation Corp. dated March 29, 2005) over $1 million shall be approved by all independent directors of Uranium Participation Corp..

4. <u>Fees Payable to the Manager</u>. Uranium Participation Corp. agrees to pay the following fees to the Manager (the "Manager's Fee"):

(a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 or UF_6 completed at the request of the Board pursuant to Subsection 2(i), to be paid not later than ten (10) business days upon the receipt of delivery of U_3O_8 or UF_6 or the

delivery of U_3O_8 or UF_6 by Uranium Participation Corp., as the case may be, of such purchases or sales; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation Corp.'s total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation Corp.'s assets for any excess over $200 million of total assets,

in each case, as at the month-end Valuation Date (defined as the last business day of each month in which Uranium Participation Corp. determines the NAV). For such purposes "total assets" shall mean the total assets of Uranium Participation Corp. as at the Valuation Date, which shall be calculated by multiplying the quantity of U_3O_8 and UF_6 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 and UF_6 respectively for the month published by Ux Consulting Corporation, LLC plus cash, and any other assets held by Uranium Participation Corp., less any outstanding payables, indebtedness and all other liabilities of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the NAV calculation. Fees payable pursuant to Subsection 4(b) shall be paid on a monthly basis with such payment to be made not later than ten (10) business days after the end of each calendar month while fees payable pursuant to 4(b)(i) or 4(ii) shall be paid within five (5) business days after the calculation of the NAV pursuant to Section 11(i) of this Agreement. Further, the Board shall have the express authority to engage a third party for the purpose of conducting an independent evaluation or audit of the assets of Uranium Participation Corp., at the cost of Uranium Participation Corp.;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation Corp. exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of U_3O_8 or UF_6) of business where the gross value of such transaction exceeds $20 million (an "Initiative"); and

an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative payable to the Manager on or before the 365th day following the execution of an agreement giving effect to such Initiative, provided that in exercising its discretion that Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative.

5. Expenses Borne by Manager. Subject to Section 6 hereof, the Manager shall be responsible for bearing its own costs and expenses, including without limitation, the following:

(i) costs and expenses associated with accounting and internal auditing functions with respect to all business activities of Uranium Participation Corp. including, but not limited to, keeping full and complete financial, accounting and other records reflecting the financial position of Uranium Participation Corp.'s business;

(ii) costs and expenses (excluding out-of-pocket expenses) associated with public and investor relations and communications with the media, advisors, researchers, and regulatory authorities, as well as other relevant entities;

(iii) costs and expenses associated with the preparation of any reports, studies, notices, etc. as required by all laws, regulatory authorities or as dictated by prevailing industry standards;

(iv) all applicable costs and expenses associated with compensating officers of Uranium Participation Corp. for their services; and

(v) all costs and expenses (excluding out-of-pocket expenses) associated with the filing of all documents, materials and reports associated with any meetings of Shareholders.

6. Expenses Borne by Uranium Participation Corp. Notwithstanding the foregoing, Uranium Participation Corp. shall be responsible for paying all costs and expenses incurred in connection with its business and whether or not such costs are charged to Uranium Participation Corp. or the Manager, except those that are to be expressly borne by the Manager as set forth in the foregoing Sections 2 and 5 hereof. Such costs and expenses to be borne by Uranium Participation Corp. shall be purely of a flow-through nature such that Uranium Participation Corp. shall pay the actual cost borne by the Manager and no profit or premium therefrom is to be received by the Manager pursuant to this Section 6 and shall include, without limitation:

(i) all costs, charges and expenses incurred by Uranium Participation Corp. in the course of any of Uranium Participation Corp.'s trading activities, including, but not limited to, all brokerage fees, commissions and service charges;

(ii) all costs, charges and expenses incurred by Uranium Participation Corp. with respect to any transaction involving the purchase, sale or holding of U_3O_8 and UF_6 or other assets, including but not limited to all transportation costs, insurance fees and commissions, transfer and administrative fees, security services costs, taxes and safekeeping and fees payable to the Facility;

(iii) all costs, charges and expenses associated with all professional services required by Uranium Participation Corp. including, but not limited to, legal, auditing, and accounting services;

(iv) all costs, charges and expenses associated with any private or public financing conducted by Uranium Participation Corp. involving the offering of securities of Uranium Participation Corp., including, but not limited to, all commissions and fees payable to any underwriter, counsel, transfer agent or regulatory authority and out-of-pocket expenses associated therewith;

(v) all costs, charges and expenses associated with listing the common shares or other security of Uranium Participation Corp. on any regulated exchange including, but not limited to, all listing, application, filing and maintenance fees or other requirements of a recognized exchange on which any security of Uranium Participation Corp. is listed;

(vi) all costs, charges and expenses associated with the creation, printing, mailing and filing of any document or report, as required by any statute, regulatory authority or otherwise for any duly called meeting of the Shareholders ("Shareholders' Meeting"), valuations of Uranium Participation Corp., any report to Shareholders or other entity other than associated with a Shareholders' Meeting, all regulatory filings and any other document for any purpose as required by law;

(vii) all costs, charges and expenses payable to any registrar, transfer agent or trustee of any security of Uranium Participation Corp.;

(viii) all costs, charges and expenses payable to any Director including, but not limited to, fees, expenses or other remuneration payable to such Directors and all costs, charges and expenses associated with any insurance related to such director;

(ix) the Manager's Fee payable pursuant to Section 4 hereunder; and

7. Delegation. The Manager may, with the prior written approval of the Board, delegate to any person, firm or corporation, including Sprott, any of its duties or obligations under this Agreement (at the cost of the Manager). Further and pursuant to Section 4 of this Agreement, the Board has the express authority to engage a third party for the purpose of conducting an independent valuation of the assets of Uranium Participation Corp. (at the cost of Uranium Participation Corp.).

8. Third Party Services. The Manager will also arrange, but at the expense of Uranium Participation Corp., for a major trust company or transfer agent to act as registrar and transfer agent of Uranium Participation Corp.'s common shares. The parties may mutually agree to appoint an agent for any other class of securities that may be issued.

9. Conduct of Administration. The Manager covenants and agrees to manage Uranium Participation Corp.'s operating business and affairs in accordance with commercially reasonable and prudent business practices.

Uranium Participation Corp. acknowledges that the Manager shall not be responsible for any loss of opportunity whereby the value of any assets of Uranium Participation Corp. or the value of any particular U_3O_8 or UF_6, monetary or currency investment could have been increased, nor shall it be responsible for any decline in the value of any assets of Uranium Participation Corp., unless such decline is the result of the Manager's gross negligence or willful failure to comply with express directions by resolution of the Board or Shareholders of Uranium Participation Corp. or is the result of a breach of the Manager's obligations under this Section 9.

10. Access to Records. The Manager shall, for the purposes of this Agreement, have full access to the Board, officers, auditors and other advisors to Uranium Participation Corp. and to the books and records of Uranium Participation Corp., all as reasonably required by the Manager to discharge its duties hereunder.

11. Record-Keeping. The Manager shall arrange to maintain on behalf of Uranium Participation Corp. proper books of account and complete records of all transactions of Uranium Participation Corp. in U_3O_8 and UF_6 and other assets of Uranium Participation Corp. and shall cause to be provided to Uranium Participation Corp.:

(i) monthly, within twenty-one (21) days of the end of each calendar month-end a statement of account showing all investment transactions of Uranium Participation Corp. for the immediately preceding calendar month and a listing of the quantity of U_3O_8 and UF_6 and any other assets held by Uranium Participation Corp. as at the end of such calendar month; and

(ii) monthly, within twenty-one (21) days of the end of each calendar month-end, a statement showing the NAV.

12. Right of Inspection to Uranium Participation Corp. The Manager will, on reasonable notice and during normal business hours, make available to and permit the Board, officers and agents of Uranium Participation Corp. as well as Uranium Participation Corp.'s auditors to inspect such books, records and accounts maintained by the Manager that relate to performance of its duties and obligations hereunder.

13. Liability and Indemnity. In acting in any capacity set forth in this Agreement, the Manager shall incur no liability for any actions taken or omitted to be taken by it except for its own gross negligence, willful misconduct or breach of this Agreement, nor shall the Manager, its directors, officers or employees, be liable for any taxes, assessments or governmental charges which may be levied or assessed on any basis whatsoever in connection with the performance of the Manager's duties and obligations hereunder excepting only those taxes assessed against the Manager in its corporate capacity arising out of its compensation hereunder. Uranium Participation Corp. agrees to indemnify and hold harmless the Manager from and against any and all losses, costs, claims and liabilities which it may suffer or incur by reason of any matter or thing which the Manager may properly do or cause to be done pursuant to the terms of this

Agreement, except as a result of the Manager's gross negligence, willful misconduct or breach of this Agreement.

14. Confidentiality. The Manager covenants and agrees to keep confidential all information concerning Uranium Participation Corp.'s business and affairs which is not otherwise available to the public, required to be disclosed by law or required to be disclosed for purposes of performance by the Manager of its duties and obligations hereunder.

15. Independent Contractor. This Agreement is not intended to be and shall not be treated as anything other than an agreement made by Uranium Participation Corp. with the Manager as an independent contractor relating to the management and administration of the business and affairs of Uranium Participation Corp. with the respective rights, duties and obligations of the parties hereto being none other than those ascribed to them hereunder. Without limitation, this Agreement (and the relationship between Uranium Participation Corp. and the Manager provided for hereunder) is not a general partnership, limited partnership, joint venture, co-venture, agency or any other form of relationship outside of the terms of this Agreement.

16. Term. This Agreement shall become effective on March 30, 2005, and shall be in force until March 30, 2010 ("Initial Term") and may be renewed thereafter on terms mutually acceptable to each party. After the Initial Term this Agreement may be terminated by either party upon the provision of 180 days written notice.

During the Initial Term, Uranium Participation Corp. may terminate the Manager at any time if the Manager breaches any of its material obligations under this Agreement and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

Notwithstanding the above, this Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of substantially all assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the Manager and terminated upon the completion of any such proceeding by Uranium Participation Corp.

17. Exclusivity. The Manager acknowledges and agrees that, during the term of this Agreement, it shall not directly or indirectly, encourage, solicit, initiate or engage in any discussions or negotiations or respond to any enquiry or proposals (even if unsolicited) or participate in any venture or undertaking with any person or entity involving the provision of management services to an entity primarily engaged to invest in U_3O_8 or UF_6 as such management services are provided by the Manager pursuant to this Agreement.

18. Notice. Any notice, approval or other communication (a "notice") required or permitted to be given hereunder shall be properly given if delivered personally to an employee or officer of the party to which it is addressed or if sent by prepaid registered mail in the Province of Ontario addressed as follows:

in the case of Uranium Participation Corp., to:

Uranium Participation Corporation
595 Bay Street,
Suite 402

Toronto, ON
M5G 3C2

Attention: James R. Anderson
Chief Financial Officer

with a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention: Tom Koutoulakis

in the case of the Manager, to:

Denison Mines Inc.
595 Bay Street,
Suite 402
Toronto, ON
M5G 3C2

Attention: E. Peter Farmer
President and Chief Executive Officer

or to such other address as either party may from time to time specify by notice given to the other in accordance herewith. Any notice if delivered personally shall be deemed to have been given at the time of delivery and if mailed as aforesaid shall be deemed to have been given on the seventh business day after mailing.

19. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and cancels and supersedes any prior understandings, agreements, negotiations and discussions, written or oral, between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties other than those expressly set forth in this Agreement. This Agreement may not be amended, supplemented or otherwise modified in any respect except by written instrument executed by the parties.

20. Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If any period of time is to expire hereunder on any day that is not a business day (a business day being any day other than a Saturday, Sunday or other day on which banks are authorized or required to close for business in Toronto, Ontario), the period shall be deemed to expire at 5:00 p.m. (Toronto time) on the next succeeding business day.

21.. Waiver of Rights. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party

giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

22. Additional Rules of Interpretation.

(a) In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(b) The division of this Agreement into sections, and other subdivisions, and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The headings in the Agreement are not intended to be full or precise descriptions of the text to which they refer.

(c) The words "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular section or portion of it.

23. Time. Time shall be of the essence hereof.

24. Governing Law. This Agreement shall be construed, interpreted and enforced under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

25. Amendment. No provision of this Agreement may be changed, waived, discharged or terminated except by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

26. Assignment. Uranium Participation Corp. and the Manager acknowledge that Uranium Participation Corp. intends to incorporate a wholly-owned subsidiary ("SubCo") in the province of Alberta to directly invest in, and hold, U_30_8 and UF_6. Uranium Participation Corp. and the Manager acknowledge and agree that this Agreement or portions thereof will be assigned to SubCo and such assignment is hereby authorized by both parties hereto. Uranium Participation Corp. and the Manager further acknowledge and agree that SubCo shall become solely responsible for any obligations, liabilities or responsibilities of the assigned Agreement or portions thereof as contemplated therein and for greater certainty, all fees and expenses associated with the administration of SubCo shall be borne by SubCo and the Manger shall have no financial responsibilities in this regard. The assets of SubCo will form a portion of the consolidated assets of Uranium Participation Corp. with respect to the calculation thereof as set out in this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF the parties have duly executed this Agreement.

URANIUM PARTICIPATION CORPORATION

By:________________________

By:________________________

DENISON MINES INC.

By:________________________

By:________________________

MANAGEMENT SERVICES AGREEMENT

THIS AGREEMENT dated as of March 30, 2005 made between Uranium Participation Corporation, a corporation established under the laws of the Province of Ontario, (hereinafter referred to as "Uranium Participation Corp.") and Denison Mines Inc., a corporation incorporated under the laws of the Province of Ontario, (hereinafter referred to as the "Manager").

WHEREAS the Manager intends to provide management services to Uranium Participation Corp.; and

WHEREAS Uranium Participation Corp. is a corporation which directly invests its assets primarily in uranium oxide in concentrates ("U_3O_8") and requires the services of the Manager to attend to the management and administration of its business and affairs as directed by the board of directors of Uranium Participation Corp. (the "Board"); and

WHEREAS the Manager is willing to provide such services to Uranium Participation Corp. upon and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. Appointment. Uranium Participation Corp. hereby appoints the Manager effective from and after March 30, 2005, as the manager of Uranium Participation Corp. with full authority and responsibility to manage and administer the business and affairs of Uranium Participation Corp., and the Manager accepts such appointment and agrees to act in such capacity upon and subject to the terms set forth in this management services agreement (the "Agreement").

2. Responsibilities of the Manager. The management responsibilities of the Manager hereunder shall include the general administration of Uranium Participation Corp.'s business and affairs in accordance with the policies and directions established from time to time by the Board and, in particular but subject to Section 6 hereof, shall include, at the Manager's expense :

(i) using commercially reasonable efforts to arrange for, and complete, for and on behalf of Uranium Participation Corp., through industry-standard tenders, the purchase and sale of U_3O_8 at the best prices available to it over a prudent period of time as may be requested by the Board from time to time;

(ii) providing to the Board, delivery and payment particulars in respect of each purchase and sale of U_3O_8;

(iii) pursuant to Section 3, arranging with Converters (as defined below) for the storage of U_3O_8, which is owned by Uranium Participation Corp., including arrangements regarding indemnities or insurance for the loss of such U_3O_8 in accordance with industry practices;

(iv) preparing, on a monthly basis, a report on the net asset value of each common share of Uranium Participation Corp. (the "NAV"), which shall

be determined by multiplying the number of pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 published by Ux Consulting Company, LLC for the month, plus cash and any other assets held by Uranium Participation Corp., on the last day of such month, less any and all outstanding payables, indebtedness and any other liabilities of Uranium Participation Corp., divided by the total number of outstanding common shares of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to such NAV calculation. Such report will be made available to Uranium Participation Corp. and its Board;

(v) preparing reports to the shareholders of Uranium Participation Corp. (the "Shareholders"), regulatory filing materials and other reports to the Board as may be reasonably requested from time to time;

(vi) furnishing office facilities, services and supplies and generally overseeing with its staff and independent contractors the administration of Uranium Participation Corp.;

(vii) provision of the services of two separate individuals as nominees each to serve separately, one as President and the other as Chief Financial Officer of Uranium Participation Corp. together with nominees for such other executive positions as may be required by Uranium Participation Corp. (the "Nominees"). Subject to final approval by the Manager, the Board shall decide on the appointment of the Nominees or other duly qualified individuals to serve as President and Chief Financial Officer and such other positions as required; and

(viii) generally manage the business of Uranium Participation Corp.

Notwithstanding the foregoing, the Manager agrees to consult the Board on all material issues prior to reaching or implementing a final decision on any matters contemplated by this Agreement, which are material in nature.

Any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. shall be paid by the Manager for serving in such capacities and shall not receive any remuneration directly from Uranium Participation Corp. therefor.

3. U_3O_8 to be held on behalf of Uranium Participation Corp.

(a) The Manager covenants and agrees that all U_3O_8 acquired by the Manager on behalf of Uranium Participation Corp. will be stored at a licensed uranium conversion facility operated by a duly licensed operator (a "Converter" or "Converters") in accordance with the following terms and conditions:

(i) the obligations of the Converter and the Manager will be reflected in a written agreement consistent with industry standards, a copy of which will be provided to the Board;

(ii) the Manager will ensure that the Converter indemnifies Uranium Participation Corp. against the loss of U_3O_8 stored by the Converter and further indemnifies its directors, officers and employees from and against all liabilities, claims and demands arising against Uranium Participation Corp. or its directors, officers or employees as a result of personal injury, death or property damage caused by the U_3O_8 or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms;

(iii) the ownership interest of Uranium Participation Corp. in the U_3O_8 stored with the Converter shall be evidenced in an account maintained by the Converter for Uranium Participation Corp. or for the Manager acting on behalf of Uranium Participation Corp. and the Converter will provide a written settlement statement each month indicating the amount of U_3O_8 stored for the Manager, owned by Uranium Participation Corp.; and

(b) The Manager acknowledges that any U_3O_8 purchased, on behalf or otherwise with funds of Uranium Participation Corp. or otherwise pursuant to this Agreement, will be owned by Uranium Participation Corp. and that the Manager will have no ownership interest therein other than in its role as Manager under the terms of this Agreement.

(c) The Manager agrees that any Related Purchases (as that term is defined in the preliminary prospectus of Uranium Participation Corp. dated March 29, 2005) over $1 million shall be approved by all independent directors of Uranium Participation Corp..

4. Fees Payable to the Manager. Uranium Participation Corp. agrees to pay the following fees to the Manager (the "Manager's Fee"):

(a) a commission of 1.5% of the gross value of any purchases or sales of U_3O_8 completed at the request of the Board pursuant to Subsection 2(i), to be paid not later than ten (10) business days upon the receipt of delivery of U_3O_8 or the delivery of U_3O_8 by Uranium Participation Corp., as the case may be, of such purchases or sales; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation Corp.'s total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation Corp.'s assets for any excess over $200 million of total assets,

in each case, as at the month-end Valuation Date (defined as the last business day of each month in which Uranium Participation Corp. determines the NAV). For such purposes "total assets" shall mean the total assets of Uranium Participation Corp. as at the Valuation Date, which shall be calculated by multiplying the pounds of U_3O_8 held by or for Uranium Participation Corp. by the last spot price for U_3O_8 for the month published by Ux Consulting Company, LLC for the month plus cash, and any other assets held by Uranium Participation Corp., less any outstanding payables, indebtedness and all other liabilities of Uranium Participation Corp. Any amounts in U.S. dollars shall be converted into Canadian dollars based upon the noon rate of exchange for the conversion of U.S. dollars as published by the Bank of Canada as at the last business day prior to the NAV calculation. Fees payable pursuant to Subsection 4(b) shall be paid on a monthly basis with such payment to be made not later than ten (10) business days after the end of each calendar month while fees payable pursuant to 4(b)(i) or 4(ii) shall be paid within five (5) business days after the calculation of the NAV pursuant to Section 11(i) of this Agreement. Further, the Board shall have the express authority to engage a third party for the purpose of conducting an independent evaluation or audit of the assets of Uranium Participation Corp., at the cost of Uranium Participation Corp.

5. Expenses Borne by Manager. Subject to Section 6 hereof, the Manager shall be responsible for bearing its own costs and expenses, including without limitation, the following:

(i) costs and expenses associated with accounting and internal auditing functions with respect to all business activities of Uranium Participation Corp. including, but not limited to, keeping full and complete financial, accounting and other records reflecting the financial position of Uranium Participation Corp.'s business;

(ii) costs and expenses (excluding out-of-pocket expenses) associated with public and investor relations and communications with the media, advisors, researchers, and regulatory authorities, as well as other relevant entities;

(iii) costs and expenses associated with the preparation of any reports, studies, notices, etc. as required by all laws, regulatory authorities or as dictated by prevailing industry standards;

(iv) all applicable costs and expenses associated with compensating officers of Uranium Participation Corp. for their services; and

(v) all costs and expenses (excluding out-of-pocket expenses) associated with the filing of all documents, materials and reports associated with any meetings of Shareholders.

6. Expenses Borne by Uranium Participation Corp. Notwithstanding the foregoing, Uranium Participation Corp. shall be responsible for paying all costs and expenses incurred in connection with its business and whether or not such costs are charged to Uranium Participation Corp. or the Manager, except those that are to be expressly borne by the Manager as set forth in the foregoing Sections 2 and 5 hereof. Such costs and expenses to be borne by Uranium

Participation Corp. shall be purely of a flow-through nature such that Uranium Participation Corp. shall pay the actual cost borne by the Manager and no profit or premium therefrom is to be received by the Manager pursuant to this Section 6 and shall include, without limitation:

(i) all costs, charges and expenses incurred by Uranium Participation Corp. in the course of any of Uranium Participation Corp.'s trading activities, including, but not limited to, all brokerage fees, commissions and service charges;

(ii) all costs, charges and expenses incurred by Uranium Participation Corp. with respect to any transaction involving the purchase, sale or holding of U_3O_8 or other assets, including but not limited to all transportation costs, insurance fees and commissions, transfer and administrative fees, security services costs, taxes and safekeeping and fees payable to the Converter;

(iii) all costs, charges and expenses associated with all professional services required by Uranium Participation Corp. including, but not limited to, legal, auditing, and accounting services;

(iv) all costs, charges and expenses associated with any private or public financing conducted by Uranium Participation Corp. involving the offering of securities of Uranium Participation Corp., including, but not limited to, all commissions and fees payable to any underwriter, counsel, transfer agent or regulatory authority and out-of-pocket expenses associated therewith;

(v) all costs, charges and expenses associated with listing the common shares or other security of Uranium Participation Corp. on any regulated exchange including, but not limited to, all listing, application, filing and maintenance fees or other requirements of a recognized exchange on which any security of Uranium Participation Corp. is listed;

(vi) all costs, charges and expenses associated with the creation, printing, mailing and filing of any document or report, as required by any statute, regulatory authority or otherwise for any duly called meeting of the Shareholders ("Shareholders' Meeting"), valuations of Uranium Participation Corp., any report to Shareholders or other entity other than associated with a Shareholders' Meeting, all regulatory filings and any other document for any purpose as required by law;

(vii) all costs, charges and expenses payable to any registrar, transfer agent or trustee of any security of Uranium Participation Corp.;

(viii) all costs, charges and expenses payable to any Director including, but not limited to, fees, expenses or other remuneration payable to such Directors and all costs, charges and expenses associated with any insurance related to such director;

(ix) the Manager's Fee payable pursuant to Section 4 hereunder; and

7. Delegation. The Manager may, with the prior written approval of the Board, delegate to any person, firm or corporation, including Sprott, any of its duties or obligations under this Agreement (at the cost of the Manager). Further and pursuant to Section 4 of this Agreement, the Board has the express authority to engage a third party for the purpose of conducting an independent valuation of the assets of Uranium Participation Corp. (at the cost of Uranium Participation Corp.).

8. Third Party Services. The Manager will also arrange, but at the expense of Uranium Participation Corp., for a major trust company or transfer agent to act as registrar and transfer agent of Uranium Participation Corp.'s common shares. The parties may mutually agree to appoint an agent for any other class of securities that may be issued.

9. Conduct of Administration. The Manager covenants and agrees to manage Uranium Participation Corp.'s operating business and affairs in accordance with commercially reasonable and prudent business practices.

Uranium Participation Corp. acknowledges that the Manager shall not be responsible for any loss of opportunity whereby the value of any assets of Uranium Participation Corp. or the value of any particular U_3O_8, monetary or currency investment could have been increased, nor shall it be responsible for any decline in the value of any assets of Uranium Participation Corp., unless such decline is the result of the Manager's gross negligence or willful failure to comply with express directions by resolution of the Board or Shareholders of Uranium Participation Corp. or is the result of a breach of the Manager's obligations under this Section 9.

10. Access to Records. The Manager shall, for the purposes of this Agreement, have full access to the Board, officers, auditors and other advisors to Uranium Participation Corp. and to the books and records of Uranium Participation Corp., all as reasonably required by the Manager to discharge its duties hereunder.

11. Record-Keeping. The Manager shall arrange to maintain on behalf of Uranium Participation Corp. proper books of account and complete records of all transactions of Uranium Participation Corp. in U_3O_8 and other assets of Uranium Participation Corp. and shall cause to be provided to Uranium Participation Corp.:

(i) monthly, within twenty-one (21) days of the end of each calendar month-end a statement of account showing all investment transactions of Uranium Participation Corp. for the immediately preceding calendar month and a listing of the quantity of U_3O_8 and any other assets held by Uranium Participation Corp. as at the end of such calendar month; and

(ii) monthly, within twenty-one (21) days of the end of each calendar month-end, a statement showing the NAV.

12. Right of Inspection to Uranium Participation Corp. The Manager will, on reasonable notice and during normal business hours, make available to and permit the Board, officers and agents of Uranium Participation Corp. as well as Uranium Participation Corp.'s auditors to

inspect such books, records and accounts maintained by the Manager that relate to performance of its duties and obligations hereunder.

13. Liability and Indemnity. In acting in any capacity set forth in this Agreement, the Manager shall incur no liability for any actions taken or omitted to be taken by it except for its own gross negligence, willful misconduct or breach of this Agreement, nor shall the Manager, its directors, officers or employees, be liable for any taxes, assessments or governmental charges which may be levied or assessed on any basis whatsoever in connection with the performance of the Manager's duties and obligations hereunder excepting only those taxes assessed against the Manager in its corporate capacity arising out of its compensation hereunder. Uranium Participation Corp. agrees to indemnify and hold harmless the Manager from and against any and all losses, costs, claims and liabilities which it may suffer or incur by reason of any matter or thing which the Manager may properly do or cause to be done pursuant to the terms of this Agreement, except as a result of the Manager's gross negligence, willful misconduct or breach of this Agreement.

14. Confidentiality. The Manager covenants and agrees to keep confidential all information concerning Uranium Participation Corp.'s business and affairs which is not otherwise available to the public, required to be disclosed by law or required to be disclosed for purposes of performance by the Manager of its duties and obligations hereunder.

15. Independent Contractor. This Agreement is not intended to be and shall not be treated as anything other than an agreement made by Uranium Participation Corp. with the Manager as an independent contractor relating to the management and administration of the business and affairs of Uranium Participation Corp. with the respective rights, duties and obligations of the parties hereto being none other than those ascribed to them hereunder. Without limitation, this Agreement (and the relationship between Uranium Participation Corp. and the Manager provided for hereunder) is not a general partnership, limited partnership, joint venture, co-venture, agency or any other form of relationship outside of the terms of this Agreement.

16. Term. This Agreement shall become effective on March 30, 2005, and shall be in force until March 30, 2010 ("Initial Term") and may be renewed thereafter on terms mutually acceptable to each party. After the Initial Term this Agreement may be terminated by either party upon the provision of 180 days written notice.

During the Initial Term, Uranium Participation Corp. may terminate the Manager at any time if the Manager breaches any of its material obligations under this Agreement and such breach has not been cured within 120 days following notice thereof from Uranium Participation Corp.

Notwithstanding the above, this Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of substantially all assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the Manager and terminated upon the completion of any such proceeding by Uranium Participation Corp.

17. Exclusivity. The Manager acknowledges and agrees that, during the term of this Agreement, it shall not directly or indirectly, encourage, solicit, initiate or engage in any discussions or negotiations or respond to any enquiry or proposals (even if unsolicited) or participate in any venture or undertaking with any person or entity involving the provision of

management services to an entity primarily engaged to invest in U_3O_8 as such management services are provided by the Manager pursuant to this Agreement.

18. Notice. Any notice, approval or other communication (a "notice") required or permitted to be given hereunder shall be properly given if delivered personally to an employee or officer of the party to which it is addressed or if sent by prepaid registered mail in the Province of Ontario addressed as follows:

in the case of Uranium Participation Corp., to:

Uranium Participation Corporation
595 Bay Street,
Suite 402
Toronto, ON
M5G 3C2

Attention: James R. Anderson
Chief Financial Officer

with a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention: Tom Koutoulakis

in the case of the Manager, to:

Denison Mines Inc.
595 Bay Street,
Suite 402
Toronto, ON
M5G 3C2

Attention: E. Peter Farmer
President and Chief Executive Officer

or to such other address as either party may from time to time specify by notice given to the other in accordance herewith. Any notice if delivered personally shall be deemed to have been given at the time of delivery and if mailed as aforesaid shall be deemed to have been given on the seventh business day after mailing.

19. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and cancels and supersedes any prior understandings, agreements, negotiations and discussions, written or oral, between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or

collateral agreements or understandings, express or implied, between the parties other than those expressly set forth in this Agreement. This Agreement may not be amended, supplemented or otherwise modified in any respect except by written instrument executed by the parties.

20. Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If any period of time is to expire hereunder on any day that is not a business day (a business day being any day other than a Saturday, Sunday or other day on which banks are authorized or required to close for business in Toronto, Ontario), the period shall be deemed to expire at 5:00 p.m. (Toronto time) on the next succeeding business day.

21. Waiver of Rights. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

22. Additional Rules of Interpretation.

(a) In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(b) The division of this Agreement into sections, and other subdivisions, and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The headings in the Agreement are not intended to be full or precise descriptions of the text to which they refer.

(c) The words "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular section or portion of it.

23. Time. Time shall be of the essence hereof.

24. Governing Law. This Agreement shall be construed, interpreted and enforced under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

25. Amendment. No provision of this Agreement may be changed, waived, discharged or terminated except by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

26. Assignment. Uranium Participation Corp. and the Manager acknowledge that Uranium Participation Corp. intends to incorporate a wholly-owned subsidiary ("SubCo") in the province of Alberta to directly invest in, and hold, U_30_8. Uranium Participation Corp. and the Manager acknowledge and agree that this Agreement or portions thereof will be assigned to SubCo and such assignment is hereby authorized by both parties hereto. Uranium Participation Corp. and the Manager further acknowledge and agree that SubCo shall become solely responsible for any obligations, liabilities or responsibilities of the assigned Agreement or portions thereof as

contemplated therein and for greater certainty, all fees and expenses associated with the administration of SubCo shall be borne by SubCo and the Manger shall have no financial responsibilities in this regard. The assets of SubCo will form a portion of the consolidated assets of Uranium Participation Corp. with respect to the calculation thereof as set out in this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF the parties have duly executed this Agreement.

URANIUM PARTICIPATION CORPORATION

By (Signed) Peter Farmer

By: (Signed) James Anderson

DENISON MINES INC.

By:(Signed) Peter Farmer

By: (Signed) Don Campbell

Request ID: 006922260
Demande n°:
Transaction ID: 026049528
Transaction n°:
Category ID: CT
Catégorie:

Province of Ontario
Province de l'Ontario
Ministry of Consumer and Business Services
Ministère des Services aux consommateurs et aux entreprises
Companies and Personal Property Security Branch
Direction des compagnies et des sûretés mobilières

Date Report Produced: 2005/03/15
Document produit le:
Time Report Produced: 09:56:51
Imprimé à:

Certificate of Incorporation
Certificat de constitution

This is to certify that

Ceci certifie que

URANIUM PARTICIPATION CORPORATION

Ontario Corporation No.

Numéro matricule de la personne morale en Ontario

002067268

is a corporation incorporated, under the laws of the Province of Ontario.

est une société constituée aux termes des lois de la province de l'Ontario.

These articles of incorporation are effective on

Les présents statuts constitutifs entrent en vigueur le

MARCH 15 MARS, 2005



Director/Directrice
Business Corporations Act/Loi sur les sociétés par actions

Request ID / Demande°

6922260

Ontario Corporation Number
Numéro de la compagnie en Ontario

2067268

FORM 1 / *FORMULE NUMÉRO 1*

BUSINESS CORPORATIONS ACT / *LOI SUR LES COMPAGNIES*

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1. The name of the corporation is: / *Dénomination sociale de la compagnie:*

URANIUM PARTICIPATION CORPORATION

2. The address of the registered office is: / *Adresse du siège social:*

c/o NORMAN FINDLAY
40 KING STREET WEST Suite 2100

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

TORONTO
CANADA
(Name of Municipality or Post Office)
(Nom de la municipalité ou du bureau de poste)

ONTARIO
M5H 3C2
(Postal Code/*Code postal)*

3. Number (or minimum and maximum number) of directors is: / *Nombre (ou nombres minimal et maximal) d'administrateurs:*

Minimum 1 Maximum 10

4. The first director(s) is/are: / *Premier(s) administrateur(s):*

First name, initials and surname
Prénom, initiales et nom de famille

Resident Canadian State Yes or No
Résident Canadien Oui/Non

Address for service, giving Street & No. or R.R. No., Municipality and Postal Code

Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal

* NORMAN FINDLAY — YES

40 KING STREET WEST Suite 2100

TORONTO ONTARIO
CANADA M5H 3C2

Request ID / Demande°

6922260

Ontario Corporation Number
Numéro de la compagnie en Ontario

2067268

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

There are no restrictions on the business the Corporation may carry on or the powers the Corporation may exercise.

6. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

The Corporation is authorized to issue an unlimited number of common shares.

Request ID / Demande° | Ontario Corporation Number *Numéro de la compagnie en Ontario*

6922260 | 2067268

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:

Not applicable.

Request ID / Demande°

6922260

Ontario Corporation Number
Numéro de la compagnie en Ontario

2067268

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

None.

Request ID / Demande°

6922260

Ontario Corporation Number
Numéro de la compagnie en Ontario

2067268

9. Other provisions, (if any, are):
Autres dispositions, s'il y a lieu:

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a) borrow money upon the credit of the Corporation;

(b) issue, re-issue, sell or pledge debt obligations of the Corporation;

(c) subject to the provisions of the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

Request ID / Demande°

6922260

Ontario Corporation Number
Numéro de la compagnie en Ontario

2067268

10. The names and addresses of the incorporators are
Nom et adresse des fondateurs

First name, initials and last name or corporate name

Prénom, initiale et nom de famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code
Domicile élu, adresse du siège social au adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* NORMAN FINDLAY

40 KING STREET WEST Suite 2100

TORONTO ONTARIO
CANADA M5H 3C2

RECEIVED
2006 AUG 23 A 9: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

URANIUM PARTICIPATION CORPORATION

CONTENTS

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Uranium Participation Corporation (hereinafter called the "Corporation") as follows:

SECTION ONE

INTERPRETATION

1.01 Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(1) "Act" means the Business Corporations Act, R.S.0. 1990 c. B.16 and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2) "appoint" includes "elect" and vice versa;

(3) "board" means the board of directors of the Corporation;

(4) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(5) "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(6) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(7) "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(8) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.03 or by a resolution passed pursuant thereto;

(9) all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(10) the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word "person" shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01 Corporate Seal

The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the board.

2.02 Financial Year

The financial year of the Corporation shall be as determined by the board from time to time.

2.03 Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any two officers or directors and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so

reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.04 Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.05 Borrowing

Notwithstanding Section 9 of the articles of incorporation of the Corporation dated March 15, 2005, the Corporation may borrow on a short term basis in limited circumstances to facilitate uranium purchase payments, provided that, under such circumstances, the Corporation may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 15% of the Corporation's total net assets at any and all times.

2.06 Custody of Securities

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.07 Voting Shares and Securities in other Companies

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

2.08 Investment Policies

(a) At least 85% of the gross proceeds of any offering (an "Offering") of securities of the Corporation must be invested in, or held for future purchases of, uranium oxide in concentrates ("U_3O_8").

(b) The Corporation may not enter into any borrowing arrangements except in strictly limited circumstances to facilitate U_3O_8 purchase payments in accordance with paragraph 2.05.

(c) All purchases and sales of U_3O_8 shall be made by Denison Mines Inc. (the "Manager") on behalf of the Corporation in accordance with the management services agreement (the "Management Services Agreement") dated as of March 30, 2005 between the Corporation and the Manager, as duly amended from time to time; provided that this paragraph 2.08(c) shall not restrict the ability of the Corporation to appoint a person other than the Manager as manager upon termination of the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell the U_3O_8 at the best prices available to it over a prudent period of time.

(d) In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 from or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the approval of the majority of the independent directors of the Corporation for all amounts over $1,000,000 in the aggregate.

(e) In the event that the Manager elects to purchase U_3O_8 under long term contracts with a uranium supplier, the Corporation shall have funds set aside to satisfy the purchase price.

(f) In the event that the Manager elects to sell U_3O_8 under long term contracts with a uranium customer, the Corporation shall have U_3O_8 set aside to satisfy the delivery commitments.

2.09 Objectives

Notwithstanding Section 5 of the articles of incorporation of the Corporation dated March 15, 2005, the Corporation shall, as its primary objective, invest in and hold at least 85% of the gross proceeds of any Offering in a direct ownership interest in physical U_3O_8 and hold the balance of its total assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of the Corporation. For greater certainty, for the purposes of this by-law, the purchase of, investment in or holding of, U_3O_8 by a wholly-owned subsidiary of the Corporation shall be deemed to be the purchase of, investment in and holding of, U_3O_8 by the Corporation. The strategy of the Corporation does not include and will not include activities with regard to speculating in short-term changes in uranium prices. Notwithstanding the foregoing, when the Board of Directors

believes that it is in the best interests of the Corporation, the Corporation may subsequently sell some or all of its holdings in U_3O_8.

SECTION THREE

DIRECTORS

3.01 Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to paragraph 3.08, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.

3.02 Qualification

No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians, provided that if the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian. If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03 Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.04 Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.05 Vacation of Office

A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.06 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.07 Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to paragraphs 3.08 and 3.09, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.08 Canadian Majority

The board shall not transact business at a meeting other than to fill a vacancy in the board, unless a majority of the directors present are resident Canadians, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) a majority of resident Canadians would have been present had that director been present at the meeting.

3.09 Meeting by Telephone

If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.10 Place of Meetings

Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

3.11 Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors may determine and the Secretary, when directed by the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors shall convene a meeting of the board.

3.12 Notice of Meeting

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 12.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

3.13 First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.14 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15 Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.16 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President or a Vice-President. If

no such officer is present, the directors present shall choose one of their number to be chairman.

3.17 Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.18 Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as permitted by the Act.

3.19 Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FOUR

COMMITTEES

4.01 Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. A majority of the members of such committee shall be resident Canadians.

4.02 Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.03 Audit Committee

The board may, and shall if the Corporation becomes an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

4.04 Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05 Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION FIVE

OFFICERS

5.01 Appointment

The board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02 Chairman of the Board

The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board and committees of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

5.03 President

The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

5.04 Vice-President

Each Vice-President shall have such powers and duties as the board or the President may specify. The Vice-President or, if more than one, the Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of the board and that a Vice-President who is not a director and shareholder shall not preside as chairman at any meeting of shareholders.

5.05 Secretary

The Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

5.06 Treasurer

The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer shall be the Chief Financial Officer of the Corporation.

5.07 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09 Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10 Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11 Conflict of Interest

An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.18.

5.12 Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

5.13 Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

SECTION SIX

PROTECTION OF
DIRECTORS, OFFICERS AND OTHERS

6.01 Submission of Contracts or Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.02 For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph 3.18, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.03 Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any

dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04 Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a) he acted honestly and in good faith with a view to the best interest of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

6.05 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN

SHARES

7.01 Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

7.02 Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03 Registration of Transfers

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

7.04 Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers. Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

7.05 Lien for Indebtedness

The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange recognized by the Ontario Securities Commission, the Corporation shall not have such lien. The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

7.06 Non-recognition of Trusts

Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

7.07 Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

7.08 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09 Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.10 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register

in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

7.11 Sale and Purchase of Common Shares

The Corporation may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the Common Shares then outstanding at the market price or lowest tender price per Common Share, as the case may be.

7.12 Rights on Liquidation

In the event of liquidation, dissolution or winding-up of the Corporation, the holders of Common Shares are entitled to participate pro rata in the distribution of the proceeds from the sale of U_3O_8 and any other net assets of the Corporation, subject to applicable laws.

SECTION EIGHT

DIVIDENDS AND RIGHTS

8.01 Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02 Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.03 Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.05 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE

MEETINGS OF SHAREHOLDERS

9.01 Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02 Special Meetings

The board, the Chairman of the Board (if any) or the President shall have power to call a special meeting of shareholders at any time.

9.03 Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

9.04 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 12.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the

meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

9.06 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.07 Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a) if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b) if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders

not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.08 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: the President or a Vice-President who is a director and a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.09 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.10 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

9.11 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 9.05, every person who is named in such list shall be entitled to vote the shares shown opposite his name except to the extent that such person has transferred any of his shares after the record date determined in accordance with paragraph 9.06 and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such case the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 9.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

The Corporation shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose:

(i) amend any of the provisions set out in paragraphs 2.05, 2.08, 2.09, 7.11 or 7.12 respectively;

(ii) create any class of shares ranking in preference or priority to the Common Shares;

(iii) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the Common Shares; or

(iv) consolidate or subdivide the Common Shares.

9.12 Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney authorized in writing and shall conform with the requirements of the Act.

9.13 Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.14 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.15 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.16 Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present

and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

9.17 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.18 Adjournment

The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.19 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION TEN

INFORMATION AVAILABLE TO SHAREHOLDERS

10.01 Information Available to Shareholders

Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

10.02 Directors' Determination

The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders in general meeting.

SECTION ELEVEN

DIVISIONS AND DEPARTMENTS

11.01 Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations or any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02 Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

11.03 Officers of Division

From time to time the board or, if authorized by the board, the Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any

employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION TWELVE

NOTICES

12.01 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

12.02 Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

12.03 Proof of Service

A certificate of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

12.04 Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

12.05 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

12.06 Undelivered Notices

If any notice given to a shareholder pursuant to paragraph 12.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.07 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

12.08 Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

12.09 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.10 Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of

which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN

EFFECTIVE DATE

13.01 Effective Date

BE IT RESOLVED THAT the foregoing By-Law No. 1 being a by-law relating generally to the transaction of the business and affairs of the Corporation be and the same is hereby confirmed without amendment as a by-law of the Corporation.

The undersigned, being the sole shareholder of the Corporation by its signature hereby consents, pursuant to the provisions of the Business Corporations Act, to the foregoing resolution.

DATED the 9th day of May, 2005.

DENISON MINES INC.



By: James R. Anderson
Executive Vice-President and
Chief Financial Officer

RECEIVED
2006 AUG 23 A 9:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

URANIUM PARTICIPATION CORPORATION

BY-LAW NO. 2

being a by-law respecting the investment and
lending policies of the Corporation

BE IT ENACTED as a by-law of the Corporation as follows:

"1. Section 2.08 of By-Law Number 1 of the Corporation is hereby deleted in its entirety and replaced with the following:

Investment Policies

(a) At least 85% of the gross proceeds of any offering (an "Offering") of securities of the Corporation must be invested in, or held for future purchases of, either uranium oxide in concentrates ("U_3O_8") or uranium hexafluoride ("UF_6").

(b) The Corporation may not enter into any borrowing arrangements except in strictly limited circumstances to facilitate U_3O_8 or UF_6 purchase payments in accordance with paragraph 2.05.

(c) All purchases and sales of U_3O_8 shall be made by Denison Mines Inc. (the "Manager") on behalf of the Corporation in accordance with the management services agreement (the "Management Services Agreement") dated as of March 30, 2005 between the Corporation and the Manager, as duly amended from time to time; provided that this paragraph 2.08(c) shall not restrict the ability of the Corporation to appoint a person other than the Manager as manager upon termination of the Management Services Agreement. In such capacity, the Manager shall use commercially reasonable efforts to purchase and sell U_3O_8 at the best prices available to it over a prudent period of time.

(d) In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 from or to the production or inventories of the Manager or McClean Uranium Limited or any other related party (as such term is defined in Ontario Securities Commission Rule 61-501, as amended, a "Related Party") of the

Manager ("Related Purchases"), then such purchases or sales shall be deemed to be Related Purchases, and will require the approval of the majority of the independent directors of the Corporation for all amounts over $1,000,000 in the aggregate.

(e) In the event that the Manager elects to unconditionally purchase U_3O_8 or UF_6 under long term contracts with a uranium supplier, the Corporation shall have received firm commitments for funds to satisfy the purchase price therefor.

(f) In the event that the Manager elects to sell U_3O_8 or UF_6 under long term contracts with a uranium customer, the Corporation shall have sufficient U_3O_8 or UF_6 set aside to satisfy such delivery commitments."

2. Section 2.09 of By-Law Number 1 is be hereby deleted in its entirety and replaced with the following:

"Objectives

Notwithstanding Section 5 of the articles of incorporation of the Corporation dated March 15, 2005, the Corporation shall, as its primary objective, invest in and hold at least 85% of the gross proceeds of any Offering in a direct ownership interest in either physical U_3O_8 or physical UF_6 and hold the balance of its total assets in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of the Corporation. For greater certainty, for the purposes of this by-law, the purchase of, investment in or holding of, U_3O_8 or UF_6 by a wholly-owned subsidiary of the Corporation shall be deemed to be the purchase of, investment in and holding of, U_3O_8 or UF_6 by the Corporation. The strategy of the Corporation does not include and will not include activities with regard to speculating in short-term changes in uranium prices. Notwithstanding the foregoing, when the Board of Directors believes that it is in the best interests of the Corporation, the Corporation may sell some or all of its holdings in U_3O_8 or UF_6".

3. Section 2.05(1) is hereby added to By-Law Number 1 of the Corporation:

   Lending

   The Corporation may, at its discretion, enter into transactions whereby the Corporation lends some or all of the Corporation's U_3O_8 or UF_6, to other duly licensed entities in exchange for consideration including cash or other compensation and sufficient security against any uranium so lent.

NOW THEREFORE BE IT RESOLVED THAT the foregoing By-Law No. 2 being a by-law relating to the investment and lending policies of the Corporation be and the same is hereby confirmed without amendment as a by-law of the Corporation having been approved by resolution by the board of directors on February 14, 2006 and confirmed by $66^{2/3}$% of shareholders voting at the Special Meeting of Shareholders of the Corporation on March 27, 2006.

DATED the 3rd day of April, 2006.

URANIUM PARTICIPATION CORPORATION

By: 

Sheila Colman
Corporate Secretary
Uranium Participation Corporation

WARRANT INDENTURE

Providing for the Issue of Warrants

between

URANIUM PARTICIPATION CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

dated as of May 10, 2005

TABLE OF CONTENTS

THIS WARRANT INDENTURE is made as of the 10th day of May, 2005, between:

URANIUM PARTICIPATION CORPORATION a corporation incorporated under the laws of Ontario (the "**Corporation**")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada (the "**Trustee**").

WHEREAS:

A. the Corporation is proposing to issue Warrants in the manner herein set forth;

B. each one Warrant shall, subject to adjustment, entitle the holder thereof to purchase one Common Share at a cost of $6.25 upon the terms and conditions herein set forth; and

C. all acts and deeds necessary have been done and performed to make the Warrants, when issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture.

NOW THEREFORE, in consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as set forth below.

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto, unless the context otherwise requires, the following terms have the meanings set forth below.

"**1933 Act**" means the United States *Securities Act* of 1933, as amended;

"**Agent**" means Sprott Securities Inc. ("Sprott");

"**Applicable Legislation**" means the provisions of the *Business Corporations Act* (Ontario) (the "OBCA"), as from time to time amended, and any statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to trust indentures or to the rights, duties and obligations of trustees and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

"**Auditor**" means a firm of chartered accountants duly appointed as auditor of the Corporation;

"**Business Day**" means a day which is not a Saturday, Sunday or legal holiday in the City of Toronto, Ontario;

"**Common Shares**" means fully paid and non-assessable common shares in the share capital of the Corporation as presently constituted, provided that in the event of any adjustment pursuant to Article 4 shall thereafter mean the shares or other securities or property resulting from such adjustment;

"**Counsel**" means a barrister or solicitor or a firm of barristers and solicitors retained by the Trustee or the Corporation;

"**Current Market Price**" has the meaning ascribed thereto in subsection 4.2(d);

"**Director**" means a director of the Corporation for the time being and, unless otherwise specified herein, reference to action "**by the Directors**" means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board;

"**Dividend paid in the ordinary course**" means dividends, whether in cash or in shares of the capital stock of the Corporation, paid in any fiscal year of the Corporation to the extent that the aggregate of such cash or the amount determined by the Directors to be the fair market value of such shares does not in such fiscal year exceed the greater of 100% of the:

(a) aggregate amount of dividends paid by the Corporation on the Common Shares in the period of 12 consecutive months ended immediately prior to the first day of such fiscal year; and

(b) consolidated net earnings of the Corporation, before extraordinary items, for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be as shown in the audited consolidated financial statements of the Corporation for such period of 12 consecutive months or, if there are no audited consolidated financial statements in respect of such period, computed in accordance with generally accepted accounting principles in Canada consistent with those applied in the preparation of the most recent consolidated audited financial statements of the Corporation);

"**Effective Date**" means May 10, 2005;

"**Exchange**" means the Toronto Stock Exchange (the "TSX") or other stock exchange on which the Common Shares are listed;

"**Exercise Date**" means, with respect to any Warrant, the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article 3;

"**Exercise Price**" means $6.25 per Common Share subject to any adjustment pursuant to Article 4;

"**Expiry Time**" means 4:30 p.m. (Toronto time) on May 10, 2007;

"**Extraordinary Resolution**" shall have the meaning ascribed to such term in subsection 7.11(a);

"**Indenture**" means this warrant indenture, as amended from time to time after the date hereof in the manner herein provided. The terms "**herein**", "**hereto**", "**hereof**", "**hereunder**", "**hereby**" and similar terms mean and refer to this Indenture and not, unless a particular provision is expressly stipulated, to any particular provision, and the terms "**Article**", "**section**", "**subsection**", "**paragraph**" and "**Schedule**" followed by a letter, number or character or a combination thereof mean and refer to the specified Article, section, subsection or paragraph of, or Schedule to, this Indenture;

"**Person**" means an individual, sole proprietorship, body corporate, partnership, limited partnership, limited liability partnership, firm, entity, limited liability company, unlimited liability company, trust, trustee, executor, administrator, legal representative, unincorporated organization, unincorporated syndicate, unincorporated association, or governmental, regulatory or court authority;

"**Selling Jurisdictions**" means each of the provinces of Canada and the United States of America;

"**Shareholder**" means a holder of record of one or more Common Shares;

"**Subsidiary**" means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation and, as used in this definition, "**voting shares**" means shares having voting power to elect a majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency;

"**Successor Corporation**" shall have the meaning ascribed to such term in section 8.3;

"**Regulation S**" means Regulation S promulgated under the 1933 Act;

"**Trading Day**" means a day on which such Exchange is open for the transaction of business;

"**Trustee**" means Computershare Trust Company of Canada or its successor from time to time in the trust hereby created;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**United States**" means the United States as that term is defined in Regulation S;

"**Warrants**" means the warrants created, issued and certified hereunder, and for the time being outstanding, entitling the holder thereof to acquire one Common Share for each Warrant held;

"**Warrant Certificate**" means a certificate issued on or after the Effective Date to evidence Warrants;

"**Warrantholders**" or "**holders**", without reference to Common Shares, means the Persons who, on and after the Effective Date, are registered owners of Warrant Certificates;

"**Warrantholders' Request**" means an instrument, signed in one or more counterparts by Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Common Shares which could be acquired pursuant to all Warrants then unexercised and outstanding, requesting that the Trustee take some action or proceeding specified therein; and

"**Written order of the Corporation**", "**written request of the Corporation**", "**written consent of the Corporation**" **and** "**certificate of the Corporation**" mean, respectively, a written order, request, consent or certificate signed in the name of the Corporation by one of its chairman, president, a vice-president or chief financial officer and may consist of one or more instruments so executed.

1.2 Gender, Number and Parties

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and *vice versa* and words importing gender include both genders and the

neuter. Unless the context otherwise requires, any reference to a "**party**" herein is a reference to a party hereto.

1.3 Interpretation not Affected by Division or Headings

The division of this Indenture into Articles, sections, subsections, paragraphs and Schedules, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or any part hereof.

1.4 Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence of this Indenture.

1.6 Applicable Law

This Indenture and the Warrant Certificates shall be construed in accordance with the laws of the Province of Ontario and the federal laws applicable therein and shall be treated in all respects as Ontario contracts.

1.7 Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Indenture or the matters contemplated hereby (and agree to not commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Indenture shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Indenture or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree to not plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 Amendment

The parties may amend or supplement the Indenture for certain purposes, including curing defects or inconsistencies, providing that any amendment or supplement that adversely affects the interests of the holders may only be made pursuant to the provisions of s. 7.10 of this Indenture.

1.9 Currency

All references to currency herein are references to Canadian currency.

1.10 Schedules

The following is a list of the designated letter and reference names of the Schedules attached to and forming part of this Indenture:

(a) Schedule A – Warrant Certificate; and

(b) Schedule B – Transfer of Warrants.

ARTICLE 2
ISSUE OF WARRANTS

2.1 Issue of Warrants

A maximum of 5,750,000 Warrants each of which entitles the holder thereof to purchase one Common Share subject to adjustment in accordance with Article 4 are hereby created and authorized to be issued in accordance with the written direction of the Corporation.

2.2 Form and Terms of Warrants

(a) The Warrant Certificates (including all replacements issued in accordance with this Indenture) shall be issued in registered form and shall be substantially in the form set out in Schedule A, with such additions, variations and deletions as may be permitted by the provisions of this Indenture, numbered in such manner as the Corporation with the approval of the Trustee may prescribe and shall be issuable in any denomination. All Warrant Certificates shall be dated the Effective Date and shall, save as to denominations, be of like tenor and effect.

(b) The Trustee understands and acknowledges that that the Warrant Certificates and the Warrants represented thereby have not been registered under the 1933 Act and that the Corporation has no present intention to effect such registration. Each Warrant Certificate initially issued to or for the account or benefit of a U.S. Person or a person in the United States and each Warrant Certificate issued in exchange therefor or in substitution thereof and all certificates representing Common Shares issuable upon exercise of such Warrants and all certificates issued in exchange therefor or in substitution thereof shall bear the following legend, until such time as the as the legend is no longer required under applicable requirements of the 1933 Act or the applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF URANIUM PARTICIPATION CORPORATION (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 OR RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE UNITED STATES STATE LAWS AND REGULATIONS

GOVERNING THE OFFER AND SALE OF SECURITIES, AND, IF REQUESTED BY THE CORPORATION, HAS THEREFORE FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION AND, IF REQUESTED BY THE CORPORATION OR THE TRANSFER AGENT, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, EACH IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided, that if, at any time the Corporation is a "foreign issuer" as defined in Regulation S, and any such securities are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S and with local laws and regulations, the legend may be removed by providing a declaration to the registrar and transfer agent of the Corporation in the form attached as Schedule C hereto (or as the Corporation may prescribe from time to time) and, if requested by the Corporation or its transfer agent, an opinion of counsel of recognized standing, in form and substance satisfactory to the transfer agent and the Corporation, to the effect that such sale of securities is being made in compliance with Rule 904; and provided, further, that if any such securities are being sold pursuant to Rule 144 of the 1933 Act or in a transaction that does not require registration under the 1933 Act or applicable state securities laws, the legend may be removed by delivery to the registrar and transfer agent for the Corporation of an opinion of counsel, of recognized standing in form and substance satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

(c) The Warrant Certificates and the Warrants represented thereby shall be registered, together with the name and address of the registered holder thereof in the Warrant Register maintained by the Trustee.

(d) Each Warrant authorized to be issued hereunder shall, subject to Article 4, entitle the holder thereof to purchase one Common Share at any time after the Effective Date until the Expiry Time. The price at which Common Shares may be purchased upon the exercise of the Warrants shall be the Exercise Price.

(e) No fractional Warrants shall be issued or otherwise provided for hereunder.

2.3 **Warrantholder not a Shareholder**

A Warrantholder shall not, as such, be deemed to be, or be considered as, a shareholder of the Corporation nor shall such Warrantholder be entitled to any right or interest except as expressly provided for in this Indenture.

2.4 **Warrants to Rank Pari Passu**

All Warrants shall rank *pari passu*, whatever may be the actual date of issue thereof.

2.5 **Signing of Warrant Certificates**

The Warrant Certificates shall be signed (with or without the seal of the Corporation) by any one Director or officer of the Corporation. The signature of such Director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such Director or officer. Notwithstanding that any Person whose manual or facsimile signature appears on any Warrant Certificate as a Director or officer may no longer hold office at the date of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.6, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

2.6 **Certification by the Trustee**

(a) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof, until it has been certified by manual signature by or on behalf of the Trustee and such certification by the Trustee upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits of this Indenture.

(b) The certification of the Trustee on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Warrant Certificates, or any of them, or of the consideration therefore except as otherwise specified herein.

2.7 **Issue in Substitution for Warrant Certificates Lost, etc.**

(a) In case any of the Warrant Certificates shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue, and thereupon the Trustee shall certify and deliver, a new Warrant Certificate of like tenor to the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Trustee and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally with all other Warrants issued or to be issued hereunder.

(b) The applicant for the issue of a new Warrant Certificate pursuant to this section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a

condition precedent to the issue thereof, furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Trustee in their sole discretion, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Corporation and the Trustee in their sole discretion and shall pay the reasonable charges of the Corporation and the Trustee in connection therewith.

2.8 **Exchange of Warrant Certificates**

(a) Warrant Certificates representing any number of Warrants may, on compliance with the reasonable requirements of the Trustee and subject to subsection 2.2(e), be exchanged for another Warrant Certificate or Warrant Certificates representing the same aggregate number of Warrants as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(b) Warrant Certificates may be exchanged only at the office of the Trustee or at any other place that is designated by the Corporation with the approval of the Trustee. Any Warrant Certificate tendered for exchange shall be surrendered to and cancelled by the Trustee.

2.9 **Charges for Exchange or Transfer**

Except as otherwise herein provided, the Trustee may charge to the holder requesting an exchange or transfer of a Warrant Certificate or Warrant Certificates, a reasonable sum for each new Warrant Certificate issued in exchange for or upon transfer of such Warrant Certificate or Warrant Certificates, and payment of such charges and reimbursement of the Trustee and the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange or transfer.

2.10 **Transfer and Ownership of Warrants**

(a) The Warrants may only be transferred on the register kept by the Trustee at its principal office in Toronto, Ontario by the holder, or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee only upon delivering to the Trustee a signed transfer form, in substantially the form as set forth in Schedule B, completed and executed in a manner acceptable to the Trustee, surrendering to the Trustee the Warrant Certificates representing the Warrants to be transferred and upon compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Trustee may prescribe; and

(iii) all applicable securities legislation and requirements of regulatory authorities;

and such transfer shall be duly noted thereon by the Trustee.

(b) Upon compliance with the requirements set forth in subsection 2.10(a), the Trustee shall issue to the transferee a Warrant Certificate representing the Warrants transferred. The Trustee shall mail or deliver the transferee's Warrant Certificate to the address indicated

on the transfer form referred to in subsection 2.10(a), or if no addressee is indicated, the Trustee shall hold such certificate for pickup at its principal office in Toronto, Ontario. The Corporation and the Trustee will deem and treat the registered owner of any Warrant as the beneficial owner thereof for all purposes and neither the Corporation nor the Trustee shall be affected by any notice to the contrary. Subject to the provisions of this Indenture and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Corporation, upon the exercise of Warrants by any Warrantholder in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Trustee with respect to such Warrants and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such holder.

2.11 **Register for Warrants**

(a) The Corporation shall cause to be kept by and at the principal office of the Trustee in Toronto, Ontario, a securities register in which shall be entered, with respect to the Warrants:

(i) the names and addresses of holders of Warrants;

(ii) the numbers of all outstanding Warrant Certificates, including the date and place of issuance;

(iii) the numbers of all Warrant Certificates exchanged or exercised, including the date and place of exchange or exercise; and

(iv) such other information as the Trustee, in its discretion, deems necessary or advisable and the other particulars, prescribed by law.

(b) The register referred to in section 2.11(a) shall be open at all reasonable times for inspection by the Corporation, the Trustee or any Warrantholder. The Trustee shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of holders of Warrants entered in the registers kept by the Trustee and showing the number of and type of Common Shares which might then be acquired upon the exercise of the Warrants held by each such holder.

ARTICLE 3
EXERCISE OF WARRANTS

3.1 **Method of Exercise of Warrants**

(a) The right to purchase Common Shares conferred by the Warrants may be exercised by the holder of a Warrant by surrendering the Warrant Certificate representing it, together with a duly completed and executed exercise form substantially in the form set out in Appendix 1 to Schedule A, and a certified cheque, bank draft or money order payable at par in lawful money of Canada to or to the order of the Corporation, or such other method of payment as the Trustee in its discretion may accept, in the amount of the Exercise Price for each Common Share subscribed for, to the Trustee. The Warrant Certificate, the aforementioned exercise form and the aggregate Exercise Price shall be deemed to be duly surrendered pursuant to this Section 3.1(a) only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee.

(b) Any exercise form referred to in subsection 3.1(a) shall be signed by the Warrantholder (or its executors, administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Trustee) and shall specify:

(i) the number of Common Shares which the holder wishes to purchase (being not more than those which the holder is entitled to acquire pursuant to the Warrant Certificate or Warrant Certificates surrendered);

(ii) the Person or Persons in whose name or names such Common Shares are to be issued and registered;

(iii) the address or addresses of such Persons; and

(iv) the number of Common Shares to be issued to each such Person if more than one is so specified.

If any of the Common Shares subscribed for are to be issued to a Person or Persons other than the Warrantholder, the Warrantholder shall comply with such reasonable requirements as the Trustee may prescribe and shall pay to the Corporation, or the Trustee on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation, or the Trustee on behalf of the Corporation, the amount of such taxes or shall have established to the satisfaction of the Corporation that such taxes have been paid or that no taxes are due.

(c) In connection with the exchange or transfer of Warrant Certificates and exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the principal office of the Trustee in Toronto, Ontario as the place at which Warrant Certificates may be surrendered for exchange or transfer and at which Warrants may be exercised and the Trustee has accepted such appointment. The Corporation, with the approval of the Trustee, may designate another place for surrender, exchange or transfer.

3.2 **Effect of Exercise of Warrants**

(a) Upon compliance by the holder of any Warrant Certificate with the provisions of section 3.1, and subject to section 3.3, the Common Shares subscribed for shall be deemed to have been issued and the Person or Persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date, unless the transfer registers of the Corporation shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued, and such Person or Persons shall be deemed to have become the holder or holders of record of such Common Shares, on the date on which such transfer registers are reopened.

(b) Subject to receipt of the Warrant Certificate and a duly completed and executed exercise form referred to in section 3.1 and payment of the Exercise Price, within five Business Days after the Exercise Date of a Warrant as set forth above, the Corporation shall cause to be mailed to the Person or Persons in whose name or names the Common Shares so

subscribed for have been issued, as specified in such exercise form, at the address specified in such exercise form or, if so specified in such exercise form, cause to be delivered to such Person or Persons at the place where the Warrant Certificate was surrendered, a share certificate or certificates for the appropriate number of Common Shares so subscribed.

3.3 **Partial Exercise of Warrants; Fractions**

(a) The holder of any Warrant Certificate(s) may purchase a number of Common Shares less than the number which the holder is entitled to purchase pursuant to the surrendered Warrant Certificate or Warrant Certificates; *provided that*, in no event shall fractional Common Shares be issued with regard to Warrants exercised. Any subscription for fractioned Common Shares shall be deemed to be a subscription for the next smallest whole number of Common Shares. In the event of any acquisition of a number of Common Shares less than the number which the holder is entitled to purchase, the holder of the Warrant Certificate(s) upon exercise thereof shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate or Warrant Certificates in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate or Warrant Certificates and which were not then purchased.

(b) Notwithstanding anything herein contained, including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. No cash or other consideration shall be paid in lieu of fractional Common Shares.

3.4 **Expiration of Warrants**

Immediately after the Expiry Time, all rights under any Warrant to purchase Common Shares, in respect of which the right of acquisition herein and therein provided shall not have been exercised, shall cease and terminate and such Warrant shall be void and of no further force or effect, except to the extent that the Warrantholder has not received certificates representing Common Shares held by it, in which case the Warrantholders' rights shall continue until it has received that to which it is entitled hereunder. All provisions of this Indenture, other than section 10.8 are subject to this section 3.4.

3.5 **Cancellation of Surrendered Warrants**

All Warrant Certificates surrendered pursuant to sections 2.7, 2.8, 2.10, 3.1, 3.3 and 5.1 shall be returned to the Trustee for cancellation and, after the expiry of any period of retention prescribed by law, destroyed by the Trustee and, upon request by the Corporation, the Trustee shall furnish to the Corporation a destruction certificate identifying the Warrant Certificates so destroyed and the number of Common Shares evidenced thereby.

3.6 **Accounting and Recording**

(a) The Trustee shall promptly account to the Corporation with respect to Warrants exercised. Any securities or other instruments from time to time received by the Trustee shall be received, and shall be segregated and kept apart by the Trustee, in trust for the Corporation.

(b) The Trustee shall record the particulars of Warrants exercised which shall include the names and addresses of the Persons who become holders of Common Shares on exercise and the Exercise Date. Within five Business Days of each Exercise Date, the Trustee shall provide such particulars in writing to the Corporation.

3.7 Securities Restrictions

(a) Notwithstanding anything herein contained, Common Shares will only be issued pursuant to the exercise of any Warrant in compliance with the securities laws of any applicable jurisdiction, provided the Trustee shall have no duty to determine such compliance. The certificates representing the Common Shares thereby issued will bear such legend as may, in the opinion of Counsel to the Corporation, be necessary in order to avoid a violation of any securities laws of any province in Canada or other applicable jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are listed, *provided that* if, at any time, in the opinion of Counsel to the Corporation, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder's expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of Counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend.

(b) The Warrants and the Common Shares issuable upon exercise thereof have not been registered under the 1933 Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person or person in the United States unless the Common Shares underlying the Warrants are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Trustee shall not issue or register Common Shares or the certificates representing such Common Shares unless the holder has executed and delivered to the Trustee an Exercise Form as attached to the Warrant Certificate indicating that:

(i) such person was an original subscriber for the Warrants and that such person (i) is an institutional "accredited investor", as such term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act, exercising the Warrant for its own account or the account of an institutional "accredited investor" over which it exercises sole investment discretion, (ii) has had access to such current public information concerning the Corporation as it considered necessary in connection with its investment decision, (iii) understands that the Common Shares have not been registered under the 1933 Act and (iv) agrees to the restrictions on transfer and resale more fully described in this indenture; or

(ii) if so requested by the Corporation, the Corporation and the Trustee receive a written opinion of counsel satisfactory to them (or such other evidence satisfactory to them) that the Common Shares to be delivered upon exercise of the Warrants have been registered under the 1933 Act and the securities laws of all applicable states of the United States or are exempt from the registration thereunder; or

(iii) the Trustee receives written certification at the time of exercise of the Warrant that the Warrantholder is not in the United States, is not a U.S. Person and is not exercising the Warrant on behalf of, or for the account or benefit of a U.S. Person and did not execute or deliver the Exercise Form in the United States.

No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements set forth in subsection 3.7(b)(i) or 3.7(b)(ii) and, in the case of subsection 3.7(b)(ii), the Corporation has confirmed in writing to the Trustee that the opinion of counsel is satisfactory to the Corporation. Any certificates representing Common Shares issued pursuant to subsection 3.7(b)(i) or 3.7(b)(ii) shall bear the legend required by subsection 2.2(b) until such time as the legend is no longer required under applicable requirements of the 1933 Act or the applicable state securities laws.

(b) Each Warrant Certificate and each Warrant Certificate issued in exchange therefor or substitution thereof shall bear the following legend, until such time as the legend is no longer required under applicable requirements of the 1933 Act or the applicable state securities laws:

"THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN THEM UNDER REGULATION S PROMULGATED PURSUANT TO THE SECURITIES ACT."

(c) The Trustee may rely solely on the Exercise Form attached to the Warrant Certificate and any materials received pursuant to this section, if applicable, in determining whether the Warrantholder has complied with all applicable securities legislation in respect of an exercise of Warrants.

ARTICLE 4
ADJUSTMENT OF SUBSCRIPTION RIGHTS

4.1 Adjustment of Number of Common Shares

The subscription rights in effect at any date attaching to the Warrants shall be subject to adjustment from time to time as set forth below.

(a) If and whenever, at any time from the date hereof and prior to the Expiry Time, the Corporation shall:

(i) subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

(iii) issue Common Shares or securities convertible or exchangeable into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than a dividend paid in the ordinary course or the issue of Common Shares of securities convertible or exchangeable into Common Shares upon an exercise of the holders of the Warrants),

any Warrantholder who has not exercised its right of subscription prior to the effective date of the events referred to in (i), (ii) or (iii) above, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be purchased by him, but for the same aggregate consideration payable therefore, the number of shares or other securities or property of the Corporation resulting from such events that such Warrantholder would have been entitled to receive if the Warrantholder had been the registered holder of the number of Common Shares receivable upon the exchange of Warrants then held.

(b) If and whenever, at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in subsection 4.1(a) or a consolidation, amalgamation, plan of arrangement, business combination or merger of the Corporation with or into any other Person (other than a consideration, amalgamation, plan of arrangement, business combination or merger that do not result in any reclassification of the Common Shares or a change of Common Shares into other shares), or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person, any Warrantholder who has not exercised its right of acquisition prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, plan of arrangement, business combination, merger, sale or conveyance, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be purchased by him, but for the same aggregate consideration payable therefor, the number of shares or other securities or property of the Corporation or of the Person resulting from such reclassification, capital reorganization, consolidation, amalgamation, plan of arrangement, business combination or merger, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, plan of arrangement, business combination, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares receivable upon the exchange of Warrants then held.

(c) If determined appropriate by the Trustee to give effect to or to evidence the provisions of subsection 4.1(b), the Corporation, its successor, or a purchasing Person referenced under subsection 4.1(b), as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, plan of arrangement, business combination, merger, sale or conveyance, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other

securities or property to which a Warrantholder is entitled on the exercise of its acquisition rights thereafter.

(d) Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this section 4.1 shall be a supplemental indenture entered into pursuant to the provisions of Article 8. Any indenture entered into between the Corporation, any successor to the Corporation or a purchasing Person referenced under subsection 4.1(b), and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this section 4.1 and which shall apply to successive reclassifications, capital reorganizations, amalgamations, arrangements, consolidations, business combinations, mergers, sales or conveyances.

(c) The adjustments provided for in this Article 4 in the number of Common Shares and classes of securities which are to be received on the exercise of Warrants are cumulative. *Provided that,* notwithstanding any other provision of this section 4.1, no adjustment of the Common Shares shall be required unless the cumulative effect of such adjustment would require an increase or decrease of at least one one-hundredth of a Common Share *(provided, however,* that any adjustments which by reason of this subsection 4.1(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment). After any adjustment pursuant to this section 4.1, the term "**Common Shares**" where used in this Indenture shall be interpreted to mean shares of any class or classes, other securities or property which, as a result of such adjustment and all prior adjustments pursuant to this section 4.1, the Warrantholder is entitled to receive upon the exercise of its Warrants, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of shares of any class or classes, other securities or property a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this section 4.1, upon the full exercise of a Warrant.

4.2 Adjustment of Exercise Price

The Exercise Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Expiry Time, the Corporation shall:

(i) subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a lesser number of shares; or

(iii) issue Common Shares or securities convertible or exchangeable into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than a dividend paid in the ordinary course or the issue of Common Shares of securities convertible or exchangeable into Common Shares upon an exercise of the holders of the Warrants),

then the Exercise Price shall be adjusted immediately after the effective date of the events referred to in (i), (ii) or (iii) above by multiplying the Exercise Price in effect on such effective date by a fraction of which the numerator shall be the total number of Common

Shares outstanding immediately prior to such date and the denominator shall be the total number of Common Shares outstanding immediately after such date (including securities convertible or exchangeable into Common Shares issued pursuant to (iii) above, if applicable). Such adjustment shall be made successively whenever any event referred to in this subsection 4.2(a) shall occur, and any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under subsections (a) and (c) of this section. In the case of any reclassification of, or other change in, the Common Shares other than subdivision, reduction, combination or consolidation, the Exercise Price shall be adjusted in such manner, if any, and at such time, as the directors, acting in good faith, determine to be appropriate on a basis consistent with this section 4.2.

(b) If and whenever at any time prior to the Expiry Time, the Corporation shall fix a record date for the issuance of rights, options or warrants (other than the Warrants) to all or substantially all the holders of the outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price on such record date and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable), and Common Shares owned by or held for the account of the Corporation or any Subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, to the extent that any rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number and aggregate price of Common Shares or securities convertible into Common Shares actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c) If and whenever at any time prior to the Expiry Time, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

(i) shares of any class other than Common Shares, whether of the Corporation or any other corporation (other than those referred to in paragraph 4.2(a)(iii) and shares distributed to holders of Common Shares in lieu of an equivalent cash dividend paid in the ordinary course on the Common Shares);

(ii) rights, options or warrants (excluding rights exercisable for no more than 45 days after the record date therefor);

(iii) evidences of its indebtedness; or

(iv) assets (excluding a dividend paid in the ordinary course),

then, and in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the aggregate fair market value (as determined by the Directors, which determination shall be conclusive) of such shares, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price, and any Common Shares owned by or held for the account of the Corporation or any Subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, and to the extent that such distribution is not so made, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon such shares, rights, options, warrants, evidences of indebtedness or assets actually distributed, as the case may be.

(d) For the purpose of any computation under subsections (b) and (c) of this section 4.2, the "**Current Market Price**" at any date shall be the five day weighted average trading price on the last Trading Day prior to such date on the Exchange or, where there is no sale on the Exchange on the five Trading Days immediately prior to such date, the average of the last bid and ask prices on the Exchange on such five day period, or, if the Common Shares are not listed on any stock exchange, the Current Market Price shall be determined by the Directors, which determination shall be conclusive.

(e) In any case in which this section 4.2 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Warrant exercised after such record date and before the occurrence of such event the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; *provided, however*, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of the holders of record of Common Shares on and after the Exercise Date or such later date as such holder would, but for the provisions of this subsection 4.2(e), have become the holder of record of such additional Common Shares pursuant to section 3.2.

(f) The adjustments provided for in this section 4.2 are cumulative, shall, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive subdivisions, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this section 4.2; *provided that*, notwithstanding any other provision of this section 4.2, no adjustment of the Exercise Price shall be required:

(i) unless the cumulative effect of such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect (*provided, however*, that any adjustments which by reason of this subsection 4.2(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment);

(ii) if the issue of Common Shares or the granting of the right to acquire Common Shares is being made pursuant to this Indenture; or

(iii) if the issue of Common Shares is being made pursuant to the exercise of stock options, existing warrants or the Corporation's incentive stock option plan, as amended from time to time.

4.3 Entitlement to Shares on Exercise of Warrant

All shares of any class, other securities or property which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares or securities which such Warrantholder is entitled to acquire pursuant to such Warrant.

4.4 Determination by Auditor

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by the Auditor who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Trustee, all Warrantholders and all other Persons interested therein.

4.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the exercise price and number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue, as fully paid and non-assessable, all the Common Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment

The Corporation shall, from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 4, deliver a certificate of the Corporation to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Auditor verifying such calculation.

4.7 Protection of Trustee

The Trustee shall not:

(a) at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by sections 4.1 or 4.2, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares of any class or classes, other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant:

(c) be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; or

(d) incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Corporation.

ARTICLE 5
RIGHTS OF THE CORPORATION AND COVENANTS

5.1 Optional Purchases by the Corporation

Subject to compliance with applicable securities legislation, the Corporation may from time to time purchase in the market, by private contract or otherwise any or all of the Warrants, provided that the holders of the Warrants to be purchased agree to sell such Warrants to the Corporation. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner from such Persons and on such other terms as the Corporation, in its sole discretion, may determine. Any Warrant Certificates representing the Warrants purchased pursuant to this section 5.1 shall forthwith be delivered to and deemed cancelled as of the date and time of such purchase by the Trustee. No Warrants shall be issued in replacement thereof.

5.2 General Covenants

The Corporation covenants with the Trustee that so long as any Warrants remain outstanding:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b) it will cause the Common Shares and the certificates representing the Common Shares from time to time purchased pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

(c) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein and in the Warrant Certificates, upon payment of the Exercise Price herein provided for, shall be fully paid and non-assessable;

(d) it will use its best efforts to maintain its corporate existence and carry on its business in a proper and efficient manner;

(e) it will use its reasonable commercial efforts to ensure that all Common Shares and Warrants of the Corporation outstanding or issuable from time to time (including those Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the Exchange;

(f) it will make all requisite filings under applicable Canadian securities legislation:

(g) it will use commercially reasonable efforts to maintain its status as a reporting issuer or equivalent, and not be in default in any material respect of the applicable requirements of applicable securities laws of each of the provinces of Canada; and

(h) it will perform all its covenants and carry out all acts or things to be done by it as provided in this Indenture.

5.3 **Trustee's Remuneration and Expenses**

The Corporation covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of Counsel and all other advisors and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Trustee's negligence, wilful misconduct or bad faith.

5.4 **Securities Qualification Requirements**

The Corporation or, if required by the Corporation, the Trustee will give notice of the issue of Common Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulation permitting or requiring the giving of any such notice of such issue of Common Shares.

5.5 **Performance of Covenants by Trustee**

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but, subject to section 9.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Trustee in so doing shall be repayable as provided in section 5.3. No such performance, expenditure or advance by the Trustee shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

5.6 **Notice**

(a) The Corporation covenants with the Trustee that so long as any Warrants remain outstanding it will give to the Trustee, and to holders of Warrants, in the manner provided in section 10.2 and in any event at least 14 days prior to the record date or effective date as the case may be of such event, notice of its intention to fix a record date for any event

referred to in section 4.1 or in subsections (a), (b) or (c) of section 4.2 which may give rise to an adjustment of the Exercise Price and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; *provided that* the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given in each case as soon as practicable after the applicable record date, or earlier if determined by the Corporation to be appropriate.

(b) The Corporation covenants with the Trustee that it will not close its transfer books or take any other action which might deprive the holder of a Warrant of the opportunity of exercising the holder's right of purchase pursuant thereto during the period of 10 days after the giving of the notice required by subsection 5.6(a) or unduly restrict such opportunity.

ARTICLE 6
ENFORCEMENT

6.1 Suits by Warrantholders

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificate or of this Indenture, or of both, may be enforced by the Warrantholder by appropriate proceedings, but without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders.

6.2 Immunity of Shareholders, etc.

The Trustee and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or of any Successor Corporation for the issue of the Common Shares pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or contained in the Warrant Certificates.

6.3 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or of any successor to the Corporation or any of the past, present or future officers, employees or agents of the Corporation or of any Successor Corporation, but only the property of the Corporation or any Successor Corporation shall be bound in respect hereof.

6.4 Waiver of Default

Upon the happening of any default hereunder:

(a) the Trustee shall provide a notice as provided in Section 10.2 to Warrantholders setting out, in reasonable detail, the particulars of such default;

(b) the holders of not less than 50.1% of the Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution as provided in section 7.10) by requisition in writing to instruct the Trustee to waive any default hereunder and

the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(c) the Trustee shall have power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable if, in the Trustee's opinion relying upon the advice of Counsel, the same shall have been cured or adequate provision made therefor,

provided that no delay or omission of the Trustee or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and *provided further that* no act or omission either of the Trustee or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any prior or subsequent default hereunder or the rights resulting therefrom.

ARTICLE 7
MEETINGS OF WARRANTHOLDERS

7.1 Right to Convene Meetings

The Trustee may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request, and upon being indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, call and convene a meeting of the Warrantholders. In the event of the Trustee failing to so call a meeting within seven days after receipt of such written request of the Corporation or such Warrantholders' Request and indemnity given as aforesaid, the Corporation or such Warrantholders, as the case may be, may call and convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Trustee and approved by the Corporation, acting reasonably.

7.2 Notice

At least 21 days prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in section 10.2 and a copy of such notice shall be sent by mail to the Trustee (unless the meeting has been called by the Trustee) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when, and the place where, the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3 Chairman

An individual (who need not be a Warrantholder) designated in writing by the Trustee shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose some individual present to be chairman.

7.4 Quorum

Subject to the provisions of section 7.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to purchase at least 10% of the aggregate number of Common Shares which could be purchased pursuant to all the then outstanding Warrants,

provided that at least two Persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to purchase at least 10% of the aggregate number of Common Shares which may be purchased pursuant to all then outstanding Warrants.

7.5 **Power to Adjourn**

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 **Show of Hands**

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 **Poll and Voting**

On every Extraordinary Resolution and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy and entitled to acquire in the aggregate at least 5% of the aggregate number of Common Shares which could be purchased pursuant to the exercise of all the Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every Person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Common Share which it is entitled to purchase pursuant to the exercise of the Warrant or Warrants then held or represented by it. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8 **Regulations**

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a) the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at a meeting;

(b) the deposit of voting certificates and instruments appointing proxies at such place and time as the Trustee, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) the form of the instrument of proxy; and

(e) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide and, subject to the provisions of section 7.9, the only Persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof shall be Warrantholders or their counsel, or proxies of Warrantholders.

7.9 Corporation and Trustee May be Represented

The Corporation and the Trustee, by their respective directors and officers, and the Counsel for the Corporation and for the Trustee may attend any meeting of the Warrantholders, but shall have no vote as such unless in their capacity as a Warrantholder.

7.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the provisions of section 7.11, have the power, exercisable from time to time by Extraordinary Resolution to:

(a) agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Trustee in its capacity as trustee hereunder or on behalf of the Warrantholders against the Corporation, whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

(b) amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) direct or to authorize the Trustee to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) waive, and to direct the Trustee to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(f) direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g) assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) remove the Trustee or its successor in office and to appoint a new trustee or trustees to take the place of the Trustee so removed; and

(i) assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

7.11 <u>Meaning of Extraordinary Resolution</u>

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter provided in this section 7.11 and in section 7.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders entitled to acquire at least 10% of the aggregate number of Common Shares which may be purchased pursuant to the exercise of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to purchase not less than 66-2/3% of the aggregate number of Common Shares which may be purchased pursuant to the exercise of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(b) If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders entitled to purchase at least 10% of the aggregate number of Common Shares which may be purchased pursuant to the exercise of all then outstanding Warrants are not present in Person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 7.11(a) shall be an Extraordinary Resolution within the meaning of this

Indenture notwithstanding that Warrantholders entitled to purchase at least 10% of the aggregate number of Common Shares which may be purchased pursuant to the exercise of all the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12 <u>Powers Cumulative</u>

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 <u>Minutes</u>

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 <u>Instruments in Writing</u>

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders entitled to acquire, in the case of such actions and powers not requiring an Extraordinary Resolution, at least 51%, and, in the case of such actions and powers requiring an Extraordinary Resolution, at least 66-2/3% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expressions "resolution", "ordinary resolution" or "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

7.15 <u>Binding Effect of Resolutions</u>

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Trustee (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 <u>Holdings by Corporation Disregarded</u>

In determining whether Warrantholders holding Warrant Certificates evidencing the entitlement to purchase the required number of Common Shares are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution,

Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary shall be disregarded in accordance with the provisions of section 10.10.

ARTICLE 8
SUPPLEMENTAL INDENTURES

8.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action of the Directors) and the Trustee may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 4;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not, in the opinion of the Trustee, on advice of Counsel, prejudicial to the interests of the Warrantholders;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 7;

(d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Trustee, on advice of Counsel, prejudicial to the interests of the Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Trustee, on advice of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Trustee, and provided further that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative; and

(g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Trustee, on advice of Counsel, the rights of the Trustee and of the Warrantholders are in no way prejudiced thereby.

8.2 Continuance

In the event the Corporation is continued under the *Canada Business Corporations Act*, the Corporation and the Trustee shall enter into a supplemental indenture, modifying the terms of this Indenture so that the issue of Warrants hereunder complies with the provisions of the aforementioned act.

8.3 Successor Corporations

In the case of the consolidation. amalgamation. merger. business combination or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation (a "**Successor Corporation**"), the Successor Corporation resulting from such consolidation, amalgamation, arrangement, business combination, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9
CONCERNING THE TRUSTEE

9.1 Trust Indenture Legislation

(a) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with, a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b) The Corporation and the Trustee agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2 Rights and Duties of Trustee

(a) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee shall exercise that degree of care, diligence and skill that a prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct or bad faith.

(b) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or of the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice given by the Trustee, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and to hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting, to

deposit with the Trustee the Warrants held by them, for which Warrants the Trustee shall issue receipts.

(d) Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, of this section 9.2 and of section 9.3.

9.3 Evidence, Experts and Advisers

(a) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Corporation.

(b) In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in opinions, statutory declarations, resolutions, reports, written requests, consents, certificates or orders of the Corporation or other evidence furnished to the Trustee pursuant to any provision hereof or of Applicable Legislation or a request of the Trustee, *provided that* such evidence complies with Applicable Legislation and that the Trustee complies with Applicable Legislation and that the Trustee examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c) Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Trustee opinions, statutory declarations, resolutions, reports, written requests, consents, certificates, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Trustee take the action to be based thereon.

(d) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

(e) The Trustee may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Trustee.

9.4 Documents, Monies, etc. Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safekeeping with any such bank. Unless herein otherwise expressly provided, any

monies so held pending the application or withdrawal thereof under any provisions of this Indenture may be deposited in the name of the Trustee in any Canadian chartered bank at the rate of interest (if any) then current on similar deposits or, with the consent of the Corporation, may be:

(a) deposited in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof; or

(b) invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations of any Canadian chartered bank or loan or trust company.

provided such monies will only be invested in securities having a maturity date of 60 days or less from the date of investment (but in any event shall mature not later than the Expiry Time unless otherwise jointly directed by the Corporation and the Agent). Unless the Corporation is in default hereunder, all interest or other income received by the Trustee in respect of such deposits and investments belong to the Corporation.

9.5 Actions by Trustee to Protect Interest

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

9.7 Protection of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed that:

(a) the Trustee shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by sections 4.1 or 4.2, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in section 9.9 or in the certificate of the Trustee on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(c) the Trustee shall not have any obligation to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(d) the Trustee shall not be bound to give notice to any Person or Persons of the execution hereof;

(e) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of

the representations, warranties or covenants herein contained or of any acts of any Directors, officers, employees, agents or servants of the Corporation; and

(f) the Corporation shall, without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, indemnify and hold harmless the Trustee, including its directors, officers, employees and agents, and all of their respective representatives, heirs, successors and assigns (collectively, the "**Indemnified Parties**"), from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of the Trustee's duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence or fraud of the Trustee. For purposes of clarification, the indemnity contained herein shall be available, *provided that* the Trustee has met the standard of care, diligence and skill provided for in subsection 9.2(a) and, *provided further that*, the Corporation shall not be required to indemnify the Trustee in the event of the negligence or wilful misconduct of the Trustee as provided in, subsection 9.2(a), and the provisions of this subsection 9.7(f) shall survive the resignation or removal of the Trustee or the termination of this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. This provision shall survive the resignation or removal of the Trustee, or the termination of this Agreement. The Indemnified Parties shall not be under any obligation to prosecute or to defend any action or suit which, in the opinion of their counsel, may involve them in expense or liability, unless the Corporation shall, so often as required, furnish the Indemnified Parties with satisfactory indemnity and funding against such expense or liability.

9.8 <u>Replacement of Trustee; Successor by Merger</u>

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this section 9.8, by giving to the Corporation not less than 90 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Trustee or any Warrantholder may apply to a Court of Ontario having jurisdiction on such notice as such justice may direct, for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the court shall be subject to removal as aforesaid by the Warrantholders. Any new trustee appointed under any provision of this section 9.8 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation of any other provinces, in such other provinces. On any such appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee hereunder.

(b) Upon the appointment of a successor trustee, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in section 10.2.

(c) Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties, *provided that* such corporation would be eligible for appointment as a successor trustee under subsection 9.8(a).

(d) Any Warrant Certificates certified but not delivered by a predecessor trustee may be certified by the successor trustee in the name of the predecessor or successor trustee.

9.9 **Conflict of Interest**

(a) The Trustee represents to the Corporation that, at the time of execution and delivery hereof, no material conflict of interest exists between its role as a trustee hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Corporation and meeting the requirements set forth in subsection 9.8(a). Notwithstanding the foregoing provisions of this subsection 9.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to subsection 9.9(a), the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

9.10 **Appointment and Acceptance of Trust**

The Corporation hereby appoints the Trustee as trustee under the terms and conditions set forth in this Indenture. The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

9.11 **Trustee Not to be Appointed Receiver**

The Trustee and any Person related to the Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.12 **Authority to Carry on Business**

The Trustee represents to the Corporation that it is authorized to carry on the business of a trust company in each of the Selling Jurisdictions.

ARTICLE 10
GENERAL

10.1 Notice to the Corporation and the Trustee

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission (with confirmation from the sending machine) or mailed by registered or certified mail (return receipt requested), postage prepaid, or delivered by courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): *provided that* notice of a change of address shall be effective only upon receipt thereof:

(a) if to the Corporation:

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: Chief Financial Officer
Fax: (416) 979-5893;

(b) if to the Trustee:

Computershare Trust Company of Canada
100 University Avenue, 11th Floor
Toronto, Ontario, M5J 2Y1

Attention: Manager, Corporate Trust
Fax: (416) 981-9777

Any notice or other communication so given shall be deemed given when actually received at the aforesaid address, which shall be the date of transmission in the case of any facsimile transmission unless such transmission is completed on a day other than a Business Day or after 4:30 p.m. local time at the place of receipt on a Business Day, in which case it shall be deemed received on the next Business Day at the place of receipt.

10.2 Notice to Warrantholders

Any notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if sent in the same manner as set forth in section 10.1, at their address appearing on the register of Warrantholders hereinbefore mentioned.

10.3 Ownership and Transfer of Warrants

The Corporation and the Trustee may deem and treat the registered owner of any Warrant Certificate as the absolute owner of the Warrant represented thereby for all purposes, and the Corporation and the Trustee shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the rights evidenced by its Warrant Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Warrantholder of the Common

Shares which may be purchased pursuant thereto shall be a good discharge to the Corporation and the Trustee for the same and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such holder except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 **Evidence of Ownership**

(a) Upon receipt of a certificate of any bank, trust company or other depository satisfactory to the Trustee stating that the Warrants specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Trustee may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Warrant during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrant so deposited.

(b) The Corporation and the Trustee may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person:

(i) the signature of any officer of any bank, trust company or other depository satisfactory to the Trustee as witness of such execution;

(ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the Person signing acknowledged to him the execution thereof;

(iii) a statutory declaration of a witness of such execution, or

(iv) any other documentation satisfactory to the Trustee and the Corporation.

10.5 **Third Party Interests**

Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to be held by the Trustee in connection with this Agreement, for or to the credit of such party, is not intended to be used by or on behalf of any third party.

10.6 **Not Bound to Act**

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Corporation, provided (i) that the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

10.7 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date first written above. The parties shall be entitled to rely upon delivery of an executed facsimile copy of this Indenture and such facsimile copy shall be legally effective to create a valid and binding agreement between the parties.

10.8 Satisfaction and Discharge of Indenture

Upon the earlier of:

(a) the date by which there shall have been delivered to the Trustee for exercise or destruction all Warrant Certificates theretofore certified hereunder; or

(b) the Expiry Time,

this Indenture shall cease to be of further effect and the Trustee, on demand of and at the cost and expense of the Corporation and upon delivery to the Trustee of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Trustee, and the covenants made by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.9 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties and the Warrantholders.

10.10 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation in section 7.16, the Corporation shall provide to the Trustee, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a) the names (other than the name of the Corporation) of the registered holders of Warrants which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any of its Subsidiaries; and

(b) the number of Warrants owned legally or beneficially by the Corporation,

and the Trustee, in making the computations in section 7.16, shall be entitled to rely on such certificate without any additional evidence.

IN WITNESS WHEREOF the parties hereto have executed this Indenture effective the day and year first above written.

URANIUM PARTICIPATION CORPORATION



By: ______________________
E. Peter Farmer - President



By: ______________________
James R. Anderson - Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Mircho Mirchev
Professional, Corporate Trust



By: ______________________



By: ______________________

Scott Markham
Professional, Corporate Trust

Schedule A to a Warrant Indenture made as of the 10th day of May, 2005 between Uranium Participation Corporation and Computershare Trust Company of Canada, as trustee.

[LEGEND FOR ALL WARRANT CERTIFICATES:]

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN THEM UNDER REGULATION S PROMULGATED PURSUANT TO THE SECURITIES ACT.

[ADDITIONAL LEGEND FOR U.S. PERSONS, PERSONS IN THE UNITED STATES OR PERSONS HOLDING WARRANTS FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR BY A PERSON WITHIN THE UNITED STATES:]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF URANIUM PARTICIPATION CORPORATION (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 OR RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE UNITED STATES STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND, IF REQUESTED BY THE CORPORATION, HAS THEREFORE FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION AND, IF REQUESTED BY THE CORPORATION OR THE TRANSFER AGENT, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, EACH IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

WARRANT CERTIFICATE

URANIUM PARTICIPATION CORPORATION
(Incorporated under the *Business Corporations Act* (Ontario))

WARRANT
CERTIFICATE NO. _____

_______________ WARRANTS

THIS IS TO CERTIFY THAT

[Name of holder]

[Address of holder]

(the "**holder**") is the registered holder of the number of Warrants stated above and is entitled to purchase in the manner and subject to the restrictions and adjustments set forth herein, at any time and from time to time until 4:30 p.m. Toronto time (the "**Expiry Time**") on May 10, 2007 (the "**Expiry Date**"), one fully paid and non-assessable common share ("**Common Share**") in the share capital of Uranium Participation Corporation (the "**Corporation**") at a subscription price of $6.25 per Common Share for each Warrant represented hereby.

The right to purchase Common Shares may only be exercised by the holder within the time set forth above by:

(a) duly completing and executing the exercise form (the "**Exercise Form**") attached hereto as Appendix 1; and

(b) surrendering this warrant certificate (the "**Warrant Certificate**"), with the Exercise Form to Computershare Trust Company of Canada (the "**Trustee**") at the principal office of the Trustee, 1100, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a certified cheque, bank draft or money order payable to or to the order of the Corporation in the amount of $6.25 per Common Share.

The Warrants represented by this Warrant Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the office referred to above, unless the Corporation accepts another form of delivery.

Upon the exercise of Warrants, the Person or Persons in whose name or names the Common Shares issuable upon subscription of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Indenture referred to below) to be the holder or holders of record of such Common Shares and upon surrender of these Warrants, the Corporation covenants that it will (subject to the provisions of the Indenture) cause a certificate or certificates representing such Common Shares to be delivered or mailed to the Person or Persons at the address or addresses specified in the Subscription Form within five Business Days.

The registered holder of these Warrants may acquire any lesser number of Common Shares than the number of Common Shares which may be purchased for the Warrants represented by this Warrant Certificate. In such event, the holder shall be entitled to receive a new Warrant Certificate for the balance

of the Common Shares which may be purchased. No fractional Common Shares will be issued and no cash consideration will be paid in lieu of fractional Common Shares.

The Warrants represented by this certificate are issued under and pursuant to a warrant indenture (the "**Indenture**") made as of May 10, 2005, between the Corporation and the Trustee. Reference is made to the Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Warrants and the terms and conditions upon which the Warrants are, or are to be, issued and held, with the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the holder assents to all provisions of the Indenture.

Capitalized terms used in this Warrant Certificate and the appended Exercise Form have the meaning herein and therein as ascribed thereto in the Indenture unless otherwise defined in this Warrant Certificate. In the event of any discrepancy between the terms of this Warrant Certificate and the Indenture, the terms of the Indenture shall prevail.

In the event of certain alterations to the Common Shares, including any subdivision, consolidation or reclassification, and in the event of certain forms of reorganization of the Corporation, including any amalgamation, merger or arrangement, the holders of Warrants shall, upon subscription of the Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they subscribed for their Warrants immediately prior to the occurrence of those events. The Indenture also provides that the Exercise Price per Common Share is subject to adjustment in certain events.

The registered holder of this Warrant Certificate may, at any time prior to the Expiry Date, upon surrender hereof to the Trustee at its principal office in Toronto, Ontario, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to purchase, in the aggregate, the same number of Common Shares as may be purchased under this Warrant Certificate.

The holding of the Warrants evidenced by this Warrant Certificate shall not constitute the holder hereof a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as expressly provided in the Indenture and in this Warrant Certificate.

The Indenture provides that all holders of Warrant Certificates shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the Indenture and by any resolution signed by the holders of Warrants entitled to purchase a specified majority of the Common Shares which may be purchased pursuant to all then outstanding Warrant Certificates.

The Warrants evidenced by this Warrant Certificate may be transferred on the register kept at the principal office of the Trustee in Toronto, Ontario by the registered holder hereof, or its legal representative or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, only upon compliance with the conditions prescribed in the Indenture and upon compliance with such reasonable requirements as the Trustee may prescribe.

Compliance with applicable securities legislation is the responsibility of the Warrantholder or its transferee

Neither the Warrants represented by this Warrant Certificate nor the Common Shares issuable upon exercise of such Warrants have been registered under the United States *Securities Act of 1933, as amended*, (the "**Act**") and, therefore, neither may be offered, sold or otherwise transferred within the

United States or to, or for the account or benefit of United States Persons. Terms used in this paragraph have the meanings given them by Regulation S under the Act.

This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Trustee.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of the ______ day of May, 2005.

URANIUM PARTICIPATION CORPORATION

By: ______________________________

Certified by:
COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By: ______________________________

APPENDIX 1 to a Warrant Certificate of Uranium Participation Corporation dated as of the10th day of May, 2005.

EXERCISE FORM

TO: **URANIUM PARTICIPATION CORPORATION**

1. The undersigned registered holder of the within Warrants hereby irrevocably subscribes for the number of Common Shares of Uranium Participation Corporation as indicated below at a price of $6.25 per share upon the terms applicable to these Warrants.

NUMBER OF COMMON SHARES SUBSCRIBED FOR: ______________

TOTAL PRICE: $______________

Further Warrant Certificate required for balance of Warrants evidenced hereby: ______________

2. The Common Shares (or other securities or property) are to be registered as follows:

Name: ______________

Address in Full: ______________

____

Telephone: ______________

SIN: ______________

3. The Common Shares (or other security or property) are to be delivered as follows (check one):

A. To the registered address above ☐

B. To be held for pick-up at the principal office of Computershare Trust Company where the Warrant was surrendered ☐

C. To the following address below: ☐

____

____

____

4. The undersigned represents, warrants and certifies as follows (one of the following must be checked):

(a) *_____________ the undersigned holder at the time of exercise of the Warrant is not in the United States, is not a "U.S. person" as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and is not exercising the Warrant on behalf of, or for the account or benefit of a U.S. person or person in the United States and did not execute or deliver this exercise form in the United States; OR

(b) *_____________ the undersigned holder has delivered to the Corporation, the Trustee and the Corporation's transfer agent an opinion of counsel (which will not be sufficient unless it is in form and substance satisfactory to the Corporation) or such other evidence satisfactory to the Corporation to the effect that with respect to the securities to be delivered upon exercise of this Warrant, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available; OR

(c) *_____________ is the original subscriber of the Warrants and (i) is an institutional "accredited investor", as such term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act, exercising the Warrant for its own account or the account of an institutional

"accredited investor" over which it exercises sole investment discretion, (ii) has had access to such current public information concerning the Corporation as it considered necessary in connection with its investment decision, (iii) understands that the Common Shares have not been registered under the U.S. Securities Act and (iv) agrees to the restrictions on transfer and resale more fully described in the Indenture.

"United States" and "U.S. person" are as defined by Regulation S under the U.S. Securities Act.

The undersigned holder understands that unless Box 4(a) above is checked, the certificate representing the Common Shares issued upon exercise of the Warrant will bear a legend, as set forth in Section 2.2 of the Warrant Indenture, restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. A share certificate bearing such a legend is not considered to be good delivery in Canada.

DATED this _____ day of _____________, 200______.

______________________________	______________________________
Signature Guaranteed	Signature (Signature of Warrantholder must correspond with the name that appears on the face of the Warrant Certificate)
	______________________________ (Name in Full - Please print)
	(Address)
	______________________________
	______________________________
	(Telephone Number)

Notes:

1. Instructions for exercising Warrants are on the face page of the Warrant Certificate.

2. If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature of such holder on the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

3. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation.

4. If Box 4(b) is checked, any opinion tendered must be from counsel of recognized standing in form and substance satisfactory to the Corporation. Holders planning to deliver an opinion of counsel in connection with the exercise of the Warrants should contact the Corporation in advance to determine whether any opinions tendered will be acceptable to the Corporation.

SCHEDULE B to a Warrant Indenture (the "**Indenture**") made as of the 10th day of May, 2005 between Uranium Participation Corporation and Computershare Trust Company of Canada, as trustee.

TRANSFER OF WARRANTS

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT IN LIMITED CIRCUMSTANCES SPECIFIED IN THE WARRANT INDENTURE.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to:

Name: ____

Address in full: ______________________________________

____

________________ Warrants of Uranium Participation Corporation (the "**Corporation**") registered in the name of the undersigned on the records of the Corporation represented by the Warrant Certificate attached hereto and irrevocably appoints Computershare Trust Company of Canada (the "**Trustee**") the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution.

The undersigned hereby certifies that the transfer of these securities is not being made to, or, for the account or benefit of, and the offer of these securities was not made to, or, for the account or benefit of, and the person named above is not, and is not acting for the account or benefit of, a person in the "United States" or a "U.S. person" (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), unless such transfer is exempt under the U.S. Securities Act.

DATED the ______ day of ______________, 200__.

______________________________	______________________________
Signature Guaranteed	Signature (Signature of Warrantholder must correspond with the name that appears on the face of the Warrant Certificate)

The following to be completed by the transferee (one of the following must be checked):

______ The undersigned transferee hereby certifies that (i) he is not a "U.S. person" (as defined in Regulation S under the U.S. Securities Act (a "U.S. Person")), (ii) at the time of transfer he is not within the United States, and (iii) he is not acquiring any of the Warrants represented by this certificate by or on behalf of any U.S. Person or person within the United States. **OR**

______ The undersigned transferee acknowledges that the Warrants and the Common Shares issuable upon exercise hereof are "restricted securities" within the meaning of Rule 144 of the U.S. Securities Act and may not be offered, sold, transferred or exercised absent registration under the U.S. Securities Act or an exemption therefrom AND the undersigned transferee is delivering herewith, if so requested by the Company, an opinion of U.S. counsel to the effect that this transfer of the Warrants has been registered under the U.S. Securities Act or is exempt from registration thereunder.

DATED the ______ day of ______________, 200__.

______________________________ Signature Guaranteed

______________________________ Signature (Signature of Transferee)

Instructions:

(1) If this transfer form (the "Transfer Form") is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation.

(2) The signature on this Transfer Form must be guaranteed by a Schedule A major chartered bank, trust company or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "signature guaranteed". Signature guarantees are NOT accepted from treasury branches or credit unions unless they are members of an acceptable stamp medallion program. In the United States, signature guarantees must be done by members of the "medallion signature guarantee program" only.

(3) **Warrants shall only be transferable in accordance with applicable laws. The transfer of Warrants to a purchaser not resident in a Selling Jurisdiction may result in the Common Shares obtained upon the exercise of the Warrants (whether after or before obtaining receipts for a final prospectus relating to the distribution of Common Shares, Warrants and Common Shares issuable upon the exercise of the Warrants) not being freely tradable in the jurisdiction of the purchaser.**

Capitalized terms used in this Transfer Form have the meanings ascribed thereto in the Indenture unless otherwise defined in this Transfer Form.

SCHEDULE C to a Warrant Indenture (the "**Indenture**") made as of the 10th day of May, 2005 between Uranium Participation Corporation and Computershare Trust Company of Canada, as trustee.

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada

The undersigned (a) acknowledges that the sale of the securities of Uranium Participation Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) it is not an "affiliate" of the Corporation (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________ ______________________________
Name of Seller

By: ______________________________
Name:
Title: